Form 20-F
period 2021-12-31
Dole plc
filed 2022-03-22
CIK 1857475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...............
For the transition period from ______________ to ______________
Commission file number 001-40695

_____________________
Dole plc
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Ireland
(Jurisdiction of incorporation or organization)
29 North Anne Street
Dublin 7
D07 PH36
Ireland
(Address of principal executive oﬃces)
Frank Davis
Chief Financial Officer
353-1-887-2600
fdavis@totalproduce.com
29 North Anne Street
Dublin 7
D07 PH36
Ireland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.01 par value per share	DOLE	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.     (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 94,877,706 Ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

Background and Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.
References to “Total Produce” refers to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” and “Dole Food Company” refer to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the acquirer for financial accounting purposes (the “Acquisition”). Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company. See Note 4 “Business Combination and Transaction” to the consolidated financial statements included herein for further detail.
References to the “Transaction”, “IPO Transaction” or “IPO” refers to the initial public offering of Dole plc on the New York Stock Exchange (“NYSE”) that consummated on July 30, 2021 and closed on August 3, 2021 (the “Closing Date”).
References to “Mr. Murdock” or “C&C Parties” refer to David H. Murdock and his affiliates, the former majority owner of Legacy Dole prior to the Merger.
The term “F-1 Filing” refers to the Registration Statement on Form F-1 (File No. 333-257621) that was filed on July 2, 2021 by Dole plc and amended on July 19, 2021, July 22, 2021 and July 28, 2021.
The term “Credit Agreement” refers to the March 26, 2021 credit agreement with Coöperatieve Rabobank U.A., New York Branch, as amended from time to time.

The term “Relevant Territory” is a European Union member state other than Ireland, or a country which Ireland has a double tax agreement.
Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors.”
The Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

PART I
Item 1.        Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.        Offer Statistics and Expected Timetable
Not applicable.
Item 3.        Key Information
A. [Removed and Reserved]
B.    Capitalization and indebtedness
Not applicable.
C. Reasons for the oﬀer and use of proceeds
Not applicable.
D.    Risk factors
RISK FACTORS
An investment in our Ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information set forth in this Annual Report. If any of the following risks or uncertainties actually occur, our business, financial position and results of operations could be materially and adversely affected. In such case, the trading price of our Ordinary shares could decline and you may lose all or part of your investment. Our business, financial condition, prospects, results of operations or cash flows could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. We cannot assure you that any of the events discussed in the risk factors below will not occur. The risks described below are organized by risk type and are not listed in order of their priority to us.
Risks Related to Our Business and Industry
Agricultural Operations Risks:
Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.
Fresh produce is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire harvests may be lost in some geographic areas. In addition, weather patterns may affect consumer demand, creating shortages in key products. For example, we experience an increased demand for salads during summer months and prolonged warm weather may stress our ability to meet such demand. Conversely, extended bouts of cold or other inclement weather may depress such demand, leading to wasted product. Adverse weather may also impact our supply chains, preventing us from procuring supplies necessary to the running of our operations and delivering our products to our customers. Outsized weather events and natural disasters may prolong or worsen such impacts. For example, we were recently adversely impacted by hurricanes in Honduras and unseasonably significant rainfall in Chile. Such adverse conditions can increase costs, decrease revenue and lead to additional charges to earnings, which may have an adverse effect on our business, financial condition and results of operations.
Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. For example, black sigatoka is a fungal disease that affects banana cultivation in most areas where they are grown commercially.

Tropical Race 4 (“TR4”) may impose significant costs and losses on our business.
We have begun seeing instances of Banana Fusarium Wilt Tropical Race 4 (“TR4”), a serious vascular crop disease that affects bananas in some areas where we source product. TR4 significantly reduces productivity of banana crops and destroys affected banana plants. In the 1950’s, a predecessor disease to TR4, Banana Fusarium Wilt Tropical Race 1 (“TR1”), resulted in the banana industry discontinuing cultivation of the Gros Michel banana, which is susceptible to TR1, and moving to the Cavendish variety. While TR4 is a significant threat to the Cavendish banana, other options currently exist and are being developed. For example, a TR4-tolerant banana variety has been identified and is currently being used in Asia and Australia where TR4 has been present for many years. It is approximately 15-20% less productive than the Cavendish, however, making production costs higher.
Although we are yet to experience any material impacts to our growing or sourcing operations, we continuously monitor TR4 and make improvements to our existing biosecurity and other prevention strategies. For example, we are conducting site-specific TR4 prevention activities throughout Latin America in coordination with local authorities and international experts to contain and prevent spread based on a risk-based mitigation plan. We have also developed contingency plans should TR4 at some point impact our operations, including the potential deployment of conventionally bred, gene-edited, or genetically modified (“GMO”) banana plants more resistant or immune to the disease. Future costs are uncertain and will depend on the extent of any continued spread of the disease. For more information about gene-edited and GMO banana plants, see “Risk Factors—Some of the ingredients that we use in our products contain GMOs and we may in the future need to develop and market GMO products and products containing GMO ingredients based on adverse market conditions.”
We may be unable to prevent TR4’s spread or develop bananas fully resistant to the disease, causing increased costs, decreased revenue and charges to earnings, which may have an adverse effect on our business, financial condition and results of operations. Efforts to develop a fully resistant plant may not succeed and if those efforts do succeed, fruit from fully resistant plants may not be marketable due to consumer preference or government regulation.
We are subject to the risk of product contamination and product liability claims.
The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, quality issues such as product contamination or spoilage, including the presence of foreign objects, substances, chemicals or other agents or residues introduced during the growing, storage, processing, handling or transportation phases. We have been from time to time involved in product liability lawsuits and cannot be sure that consumption of our products will not cause a health-related illness in the future, that we will not be subject to claims or lawsuits relating to such matters, or that we will not need to initiate recalls of our products in response to the foregoing. We have in the past from time to time initiated recalls, including Class I recalls, for possible contamination of produce with allergens or bacteria, such as Salmonella, E. coli and Listeria monocytogenes. For example, we issued voluntary recalls in December 2021 and January 2022 and temporarily ceased operations at our facilities in Ohio and Arizona after packaged salads produced at those facilities were found to have been contaminated with Listeria monocytogenes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.
Some of the ingredients that we use in our products contain GMOs and we may in the future need to develop and market GMO products and products containing GMO ingredients based on adverse market conditions.
Some of the ingredients that we use in our products may contain GMOs in varying proportions. The use of GMOs in food has been met with varying degrees of acceptance in the territories in which we operate. Some of such territories, including the United States (“U.S.”), have approved the use of GMOs in food products, and GMO and non-GMO products in such territories are produced together and frequently commingled. Regulations will or may be passed that require labeling of any food with GMO ingredients, such as a regulation that is planned that went into effect on January 1, 2022 in the U.S. Such labeling requirements may impact the public perception of products containing such labels. Elsewhere, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the territories in which we operate, including the European Union (“EU”). It is possible that new restrictions on GMO products will be imposed in major territories for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could adversely affect our business, financial condition and results of operations.

In addition to the GMO ingredients that we currently deploy, we are researching gene-edited products and GMO products and may deploy and market these products in the future based on market demand and need. The success of such deployment will in large part depend on the market acceptance of these products in the areas that we operate. In the future, we may be forced to utilize gene-edited or GMO products in response to adverse market conditions, including disease, climate change or rising costs, if such products are the only viable alternatives. For example, as a result of TR4 spreading into new growing regions, we may need to deploy gene-edited or GMO bananas resistant to the disease to maintain a viable supply of bananas to our key markets. If adverse public opinion about gene-edited or GMO products predominates, we may be unable to sell such products in certain key markets, adversely affecting our business, financial condition and results of operations. For more information about TR4, see “Risk Factors—Tropical Race 4 (“TR4”) may impose significant costs and losses on our business.”
Our future results of operations may be adversely affected by the availability of organic and non-GMO products and ingredients.
Our ability to ensure a continuing supply of organic and non-GMO products and ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic and non-GMO crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal products and ingredients.
The organic and non-GMO ingredients that we use in the production of our products, including, among others, fruits, vegetables, nuts and grains, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions, including the potential effects of climate change, can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of, or increase the prices of, organic or non-GMO ingredients. If our supplies of organic or non-GMO ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.
Our operations are influenced by agricultural policies. Changes in these and other comparable programs could have an adverse effect on our business, financial condition and results of our operations.
We are affected by governmental agricultural policies such as price supports and acreage set aside programs, and these types of policies may affect our business. The production levels, markets and prices of the grains and other raw products that we use in our business are materially affected by government programs that include acreage control and price support programs, including policies of the U.S. Department of Agriculture, the EU’s Common Agricultural Policy and similar programs in other jurisdictions. Changes in these and other comparable programs could have an adverse effect on our business, financial condition and results of our operations.
Our business is highly competitive and we cannot assure you that we will maintain our current market share.
We face strong competition from many companies in all of our product lines. Our principal competitors in the international banana business are Chiquita Brands International, Fresh Del Monte Produce and Fyffes. The international pineapple and diversified fruit categories have a large number of exporters, importers and cooperatives competing in the sector. Our primary competitor in pineapples is Fresh Del Monte Produce and our primary competitors in the diversified fruit category are the South African company Core Fruit, the Chilean company Frusan and the multinational Unifrutti. In fresh vegetables, a limited number of grower-shippers in the U.S. and Mexico supply a significant portion of the U.S. market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives. In Value Added salads, our primary competitors include Chiquita Brands International (which markets Fresh Express), Ready Pac Produce and Taylor Fresh Foods. In Fresh Packed vegetables, our primary competitors include Tanimura & Antle, Duda Farm Fresh Foods, Ocean Mist Farms and the Nunes Company. In berries, our primary competitors include Driscoll Strawberry Associates, Naturipe Farms, California Giant Berry Farms and Well-Pict Berries.
Some of our most significant competitive risks include the following:
•some of our competitors may have greater operating flexibility and, in certain cases, this may permit them to respond better or more quickly to changes in the industry or to introduce new products and packaging more quickly and with greater marketing support;
•several of our product lines compete with products sourced from other regions, private label products and other alternatives;

•bidding for contracts or arrangements with retail and food service customers is highly competitive, and the prices or other terms of our contract bids may not be sufficient to retain existing business or to maintain current levels of profitability;
•existing customers may demand changes in terms of trading which would impact our cash flow and/or profitability;
•we cannot predict the pricing or promotional actions of our competitors or whether those actions will have a negative effect on us; and
•global economic conditions or trade disruptions may influence the behavior of our competitors in a manner, which may have a negative effect on us.
There can be no assurance that we will continue to compete effectively with our present and future competitors.
Global Economic and Market Risks:
We are subject to transportation risks.
An extended interruption in our ability to ship our products could have an adverse effect on our business, financial condition and results of operations. Similarly, any extended disruption in the distribution of our products could have an adverse effect on our business, financial condition and results of operations. We rely on third-party shipping companies to move some of our products overseas, third-party stevedores to load and unload our products at our port locations, and third-party trucking companies to transport our products to and from our port locations, and these third parties are therefore a source of transportation risk. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot be sure that we would be able to do so, or be successful in doing so, in a timely and cost-effective manner.
Our earnings are sensitive to fluctuations in market prices and demand for our products.
Excess supply often causes severe price competition in our businesses. Growing conditions in various parts of the world, particularly weather conditions such as windstorms, fires, floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product. Additionally, the application of tariffs and restrictions on free trade by nations or trading blocs can impact prices if competitor volumes are diverted into our core markets from markets where we do not compete as strongly.
Although the perishability of fresh produce varies to a certain degree by item (for example, bananas will typically keep fresh in temperature controlled storage for longer than lettuce), fresh produce is, as a general matter, highly perishable and must be brought to market and sold soon after harvest. The selling price received for each type of produce depends on all of these factors, including the availability and quality of the produce item in the market, and the availability and quality of competing types of produce.
In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products could reduce demand and prices for some of our products. To the extent that consumer preferences evolve away from products that we produce for health or other reasons, and we are unable to modify our products or to develop products that satisfy new consumer preferences, there will be a decreased demand for our products. However, even if market prices are unfavorable, produce items which are ready to be, or have been, harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have an adverse effect on our business, financial condition and results of operations.
Currency exchange fluctuations may impact the results of our operations.
We grow, source, import, package market and distribute over 300 products that are sourced, grown, processed, marketed and distributed in over 30 countries. Our international sales are usually transacted in U.S. dollars and European currencies. Our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. Although we enter into foreign currency exchange forward contracts from time to time to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily, the euro-to-U.S. dollar and Swedish krona-to-U.S. dollar exchange rates. In recent years, the euro-to-U.S. dollar exchange rate has been subject to substantial volatility which may continue, particularly in light of recent political events regarding the EU, including the exit of the United Kingdom (the “U.K.”) from the EU. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations.
Increases in commodity or raw product costs, such as fuel and paper, due to inflation or otherwise, or changes to their availability, could adversely affect our operating results.
Increased costs for purchased fruit and vegetables have in the past negatively impacted our operating results, and there can be no assurance that they will not adversely affect our business, financial condition and results of operations in the future.
In addition, the price and availability of various commodities can significantly affect our costs. For example, the price of bunker fuel used in shipping operations, including fuel used in ships that we own or charter, is an important variable component of transportation costs. In addition, fuel and transportation costs are a significant component of the price of much of the produce that we purchase from third parties, and there can be no assurance that we will be able to pass on the increased costs we incur in these respects to customers.
The cost and availability of paper is also significant to us because some of our products are packed in cardboard boxes for shipment. If the price of paper increases, and we are not able to effectively pass these price increases along to our customers, then our operating income will decrease. Similarly, if the availability of paper is affected by increased global demand, our operations could be negatively impacted. Increased costs for paper have in the past negatively impacted our operating results, and there can be no assurance that these increased costs will not adversely affect our business, financial condition and results of operations in the future.
Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.
We depend in part on stable, liquid and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, access to capital and credit markets and credit facility will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets, including rising interest rates, will not impair our liquidity or increase our costs of borrowing. Our business, financial condition and results of operations could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or rising interest rates.
Public health outbreaks, epidemics or pandemics, including the global COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations.
The COVID-19 pandemic and resulting worldwide economic conditions have affected, and may continue to affect, our business, financial condition and results of operations.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. For example, government imposed mandatory closures and restrictions across various key global markets of ours resulted in volatile supply and demand conditions, primarily due to reduced demand in the foodservice distribution channel. As a result, during these restrictive periods product was redirected to the retail channel and in some cases this led to an increased supply and lower pricing. This primarily impacted our pineapple and fresh-packed vegetable products. While demand in our retail channels for certain products increased at certain times due to the impact of COVID-19 and this somewhat compensated for losses in other channels and for other products, there is no guarantee that this increased demand will be present in the future. While these effects were pronounced to varying degrees throughout fiscal years 2020 and 2021, the future extent of the impact of the COVID-19 pandemic on our financial performance, including our ability to execute our strategic initiatives, is still uncertain and will depend on future developments, including the duration and spread of the pandemic, the emergence of new COVID-19 variants, related government restrictions and the success of vaccines and other treatments for COVID-19. Additionally, as the global economic impacts of COVID-19 continue, fluctuate and/or change, the pandemic’s impact on our operating results may change or be prolonged.
In addition, our ability to continue to supply our products is highly dependent on our workforce, including our workers involved in the growing, harvesting, transportation, processing and distribution of our products. Our ability to maintain the safety of our workforce may be significantly impacted by individuals contracting or being exposed to COVID-19, and our operations and financial results may be negatively affected as a result. While we are following the requirements of the governmental authorities in the areas in which we operate and taking additional preventative and protective measures to ensure the safety of our workforce, we cannot be certain that these measures will be successful in ensuring the health of our workforce. For example, as a result of a significant number of positive test results at one of our salad processing plants during the early stages of the pandemic, our workforce was significantly depleted for approximately one week, resulting in inefficiencies and higher production and product transportation costs. Additional workforce disruptions of this nature may significantly impact our ability to maintain our operations and may adversely affect our financial results. Throughout the pandemic, governments have restricted travel between countries and transportation generally to varying degrees, and this has impacted the movement of our goods across international borders. While these restrictions have not significantly impacted our ability to supply our products to date, there is no guarantee that future border closures or restrictions will not have a significant impact on our business. We also incurred costs in relation to safety precautions undertaken in our shipping operations and the stockpiling of certain commodities, and although such costs have since subsided, there can be no assurances that we would not be required to incur such costs or similar costs in the future.
The impact of the COVID-19 pandemic on our operating results can also impact our ability to meet our financial obligations. Our operating results have been and may continue to be impacted by the pandemic, and we cannot predict whether future developments associated with the COVID-19 pandemic will materially adversely affect our long-term liquidity position. In the event of a continued sustained market deterioration or further delayed recovery, we may need additional liquidity which would require us to evaluate available alternative strategies such as selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital, which strategies could be unsuccessful.
We face other risks in connection with our international operations.
Our operations are heavily dependent upon products grown, purchased and sold internationally. In addition, our operations significantly contribute to the economies of many of the countries in which we operate, increasing our visibility and susceptibility to legal or regulatory changes. These activities are subject to risks that are inherent in operating in foreign countries, including the following:
•foreign countries could change laws and regulations, or impose currency restrictions and other restraints;
•the risk that the government may expropriate assets;
•the potential imposition or implementation of burdensome tariffs, quotas or customs clearance processes;
•political changes and economic crises may lead to changes in the business environment in which we operate;
•conflict within a country in which we operate or international conflict, including terrorist acts, could significantly impact our business, financial condition and results of operations;
•economic sanctions may be imposed on some countries, which could disrupt the markets for products we sell, even if we do not sell into the target country;
•the suspension of imports of one or more products we sell, which could disrupt the markets for those products in other countries;
•dependency on leases and other agreements;
•global competitive, economic, industry, market, political and regulatory conditions, including economic downturns, political instability and war or civil disturbances that may disrupt production and distribution logistics or limit sales in individual territories;
•trade wars between nations in which we do business; and
•the difficulty in adhering to various anti-corruption laws and regulations.
Additionally, as a company with international operations, we are subject to economic and trade sanctions laws and regulations in the jurisdictions in which we do business, including, as applicable, the U.S., the U.K. and the European Union, among others. These laws and regulations may have a broad jurisdictional reach. For instance, our non-U.S. affiliates may be required to comply with the sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), depending on the sanctions program involved or the nexus of the non-U.S. affiliate’s activities to the U.S. Economic sanctions typically prohibit or impose restrictions on dealings that involve certain foreign jurisdictions, governments, individuals or entities. Moreover, the goods we sell may be subject to applicable export control laws and regulations, such as the Export Administration Regulations (“EAR”) administered by the U.S. Department of

Commerce’s Bureau of Industry and Security. The EAR generally govern the export, reexport and in-country transfer of items that are subject to the EAR, including U.S.-origin goods. Changes to applicable sanctions or export control laws and regulations could result in decreased use of our products, or hinder our ability to export or sell our products to existing or potential customers, which may adversely affect our operating results, financial condition or strategic objectives. If we fail to comply with these laws and regulations, we could be subject to substantial civil or criminal penalties.
Dole has in the past and may in the future engage in the exportation of agricultural commodities pursuant to an OFAC general license or similar licenses under other economic and trade sanctions laws. For example, Dole has exported fruit to distributors located in Iran and in other countries for onward shipment to Iran in reliance on an OFAC general license that authorizes such activities. This general license required Dole to comply with certain conditions with respect to products sold, end-user limitations and payment terms. Although Dole believes it complied with the general license requirements for such sales, and will comply with all applicable laws related to any future similar sales should they occur, there can be no assurance that Dole would be deemed by OFAC to have been in compliance. Non-compliance with the general license or other sanctions laws could lead to a finding of a violation, which may result in monetary penalties, reputational harm or other harm to our business.
Terrorism and the uncertainty of war may have an adverse effect on our operating results.
Terrorist attacks and other acts of violence or war in the U.S., the EU or in other countries may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the U.S. against the U.S. or operators of businesses with significant presence or history in the U.S. may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products including pricing if commodities are shifted from one area of the world to another including pricing if commodities are shifted from one area of the world to another, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business. While we are monitoring the current conflict between Ukraine and Russia closely and adjusting our business as needed, we do not believe that it creates a material risk to our business in the near term as we do not have any operations or facilities in Ukraine or Russia and those markets are not material, representing revenue of approximately $17.8 million between July 30, 2021 and December 31, 2021.
The exit by the U.K. from the EU could adversely affect us.
The U.K. formally exited the EU (“Brexit”) on December 31, 2020. The U.K. and the EU reached agreement in principle on the terms of the EU-U.K. Trade and Cooperation Agreement (the “EU-U.K. Agreement”), which became provisionally applicable on January 1, 2021 and covers economic and security co-operation between the two, has a single overarching governance framework, and covers a wide range of topics, including trade in goods and in services. The scope of the EU-U.K. Agreement is narrower than the pre-Brexit trade framework, and the effects of Brexit will depend in part on any further agreements the U.K. makes to retain access to the EU or to compensate elsewhere with agreements with other global markets. Accordingly, Brexit could adversely affect U.K. and European market conditions, could contribute to instability in some global financial and foreign exchange markets, including continued volatility in the value of the British pound sterling, require the U.K. to establish or renegotiate trade relationships with other countries or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, legal, regulatory or otherwise).
Given the perishable nature of food products and the inevitable delays incurred as a result of Brexit in transporting food around the EU and into and out of the U.K., food and agricultural products may have a reduced shelf life which could adversely affect our business.
The long-term effects of Brexit are still uncertain. Any change in economic, trade or tariff policy could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Financial and Management Risks:
We may be unable to service our debt with our current or expected cash flows and such debt may limit our flexibility and ability to pursue additional financing. In addition, financial covenants and other restrictions within our existing debt agreements may impact our ability to operate our business.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control, including those described in this “Risk Factors” section and elsewhere in this document. Our business may not generate sufficient cash flow from operations to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional financing on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, financial covenants and other restrictions within our existing debt agreements may impact our ability to operate our business. See Note 14 “Notes Payable, Bank Overdrafts and Long-Term Debt” to the consolidated financial statements included herein for additional detail on the Company’s indebtedness.
Certain of our defined benefit pension plans are currently underfunded, and we may have to make significant cash payments to the plans, which would reduce the cash available for our business.
We have underfunded obligations under certain of our benefit plans. The funded status of our benefit plans is dependent upon many factors, including returns on invested assets, actuarial assumptions, including the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets, or unfavorable changes in applicable laws or regulations, could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of our benefit plans obligations, which could affect the reported funding status of our benefit plans and future contributions, as well as the periodic pension cost in subsequent fiscal years. The Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, along with certain provisions of the Code (as defined below), require minimum funding contributions to our U.S. defined benefit pension plan. See Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for additional detail on the Company’s pension plans.
The Pension Benefit Guaranty Corporation (the “PBGC”) has the authority to petition a court to terminate an underfunded tax-qualified pension plan under limited circumstances. In the event our U.S. tax-qualified defined benefit pension plan is terminated by the PBGC, we could be liable to the PBGC for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions, which might result in a larger obligation than that based on the assumptions we have used to fund such plan.
The European defined benefit plans are also subject to local regulators such as the Irish Pensions Authority and U.K.’s Pension Regulator. Total Produce has three European defined benefit plans (two in Ireland and one in the Netherlands), two U.K. defined benefit plans and one in Canada. Each of these is subject to local funding requirements and the powers of local regulators such as the Irish Pensions Authority, the U.K.’s Pension Regulator and the Dutch Central Bank (De Nederlandse Bank) in the Netherlands. The U.K.’s Pension Regulator has the power in certain circumstances to impose a debt or contribution demand on an employer to the extent that a defined benefit scheme is underfunded. There is currently no legislation in Ireland or the Netherlands equivalent to that in the U.K.
We expect to expand our business, in part, through future acquisitions, but we may not be able to identify or complete suitable acquisitions, which could harm our business, financial condition and results of operations.
Our business strategy includes growth through the acquisitions of other businesses. We continually review, evaluate and consider potential acquisitions. In such evaluations, we are required to make difficult judgments regarding the value of business opportunities and the related risks and cost of potential liabilities. We plan to use acquisitions of companies to expand our geographic coverage, add experienced management and increase our product offerings. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our current or future acquisitions, including integrations in connection with the Transaction, into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating our current or future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the investment of our capital resources without realizing the expected returns on such investment. Furthermore, competition for acquisition opportunities may increase our cost of making further acquisitions or cause us to refrain from making additional acquisitions. We also may be limited in our ability to incur additional indebtedness in connection with or to fund future acquisitions under the Credit Agreement . In addition, although we have dedicated in-house personnel whose primary role is to focus on acquisitions, the time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may divert members of our management from the operations of our company.
We depend on certain key customers and are subject to risks if such key customers reduce the amount of products they purchase from us or terminate their relationships with us.
In certain regions our customer base is concentrated among a small number of large, key customers. If we fail to maintain our relationships with such customers and such customers terminate their relationship or otherwise reduce the amount of products they purchase from us below our expectations, we could suffer adverse effects in such reason on our business, business opportunities, results of operations, financial condition and cash flows. See Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements included herein for additional detail on customer concentration risk.
We typically extend credit to our key customers. Failure to collect trade receivables, untimely collection or customer defaults could adversely affect our liquidity.
We extend credit to certain of our key customers. Generally, our customers will pay within the credit period, however, customer illiquidity may cause repayment to fall outside the credit period or not at all. We perform ongoing credit evaluations of our customers’ financial condition and manage the risk based on experience, customers’ track record and historic default rates. If we encounter future problems collecting amounts due from our customers, particularly customers with a large amount of credit outstanding, or if we experience delays or customer default in the collection of amounts due, our liquidity could be adversely affected. See Note 8 “Receivables and Allowances for Credit Losses” to the consolidated financial statements included herein for additional detail on receivables outstanding.
A portion of our workforce is unionized and labor disruptions could decrease our profitability.
Part of the Company’s full-time employees worldwide worked under various collective bargaining agreements and unionized workforces. We cannot give assurance that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have an adverse effect on the portion of our business affected by the dispute, which could adversely impact our business, financial condition and results of operations. See Note 19 “Commitments and Contingencies” to the consolidated financial statements included herein for additional detail on workforce under various collective bargaining agreements and unionized workforces.
Adverse perception, events or rumors relating to our brand could negatively impact our business.
Consumer and institutional recognition of our trademarks and related brands, and the association of these brands with high-quality and safe food products, are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with high-quality and safe food products may materially adversely affect the value of our brand names and demand for our products. We have licensed and will continue to license the Total Produce and DOLE brand name to several affiliated and unaffiliated companies for use in the U.S. and abroad. In addition, we sold the use of the DOLE brand in Asia, Australia and New Zealand for fresh fruit, worldwide for certain shelf-stable packaged food products and worldwide for certain juice products. Acts or omissions by these companies, over which we have limited or no control, may also have such adverse effects.
In addition, sustainability credentials are an increasingly important factor in stakeholders’ perceptions of a company. Should we not meet the expectations of our stakeholders or communicate our work in this area sufficiently this may negatively impact our reputation.
An interruption at one or more of our manufacturing facilities could negatively affect our business, and our business continuity plan may prove inadequate.
We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities. We could be rendered unable to accept and fulfill customer orders as a result of disasters, pandemics, including COVID-19, business interruptions or other similar events. Some of our inventory and manufacturing facilities are located in areas that are susceptible to harsh weather, and the production of certain of our products is concentrated in a few geographic areas. In addition, we store chemicals used in our business, and our storage of these chemicals could lead to risk of leaks, explosions or other events. Although we have business continuity plans, we cannot provide assurance that our business continuity plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue. Our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, or other catastrophic event, were to destroy any part of any of our facilities, or interrupt our operations for any extended period of time, or if harsh weather or epidemics prevent us from delivering products in a timely manner, our business, financial condition and results of operations could be materially and adversely affected. In addition, if we fail to maintain our labor force at one or more of our facilities, we could experience delays in production or delivery of our products, which could also have an adverse effect on our business, financial condition and results of operations.
If we lose the services of our key management, our business could suffer.
We depend to a significant extent on the continued service of our key executives, and our continued growth depends on our ability to identify, recruit and retain key management personnel. We are also dependent on our ability to continue to attract, retain and motivate our personnel. We do not typically carry key person life insurance on our executive officers. If we lose the services of our key management or fail to identify, recruit and retain key personnel, our business, financial condition or results of operations may be materially and adversely impacted.
We are dependent on our relationships with key suppliers to obtain a number of our products.
We depend on key suppliers to obtain a number of our products. Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations. Additionally, we may enter into seasonal purchase agreements committing us to purchase fixed quantities of produce at fixed prices. We may suffer losses arising from the inability to sell these committed quantities and/or achieve the committed price. We also provide grower loans to suppliers with various levels of security and we may suffer losses if these loans are not repaid. Any of these factors could materially and adversely affect our business, financial condition and results of operations.
Regulatory and Legal Risks:
Failure to comply with applicable environmental laws and regulations can result in requirements to cease noncompliant operations, incurrence of additional capital or operating expenses to correct violations, or the assessment of significant fines and penalties.
Compliance with environmental laws, including those related to the handling, use, generation, transport, and disposal of hazardous materials is inherent in major agricultural operations, including those conducted by us. Compliance with these foreign and domestic laws and related regulations is an ongoing process, and these laws and regulations are frequently revised and generally become stricter over time. Failure to comply with applicable laws and regulations can result in requirements to cease noncompliant operations, incurrence of additional capital or operating expenses to correct violations, or the assessment of significant fines and penalties. While we believe that we are generally in material compliance with applicable laws and regulations, there can be no assurance that the cost of compliance with environmental laws and regulations will not, in the future, have a material effect on our capital expenditures, earnings or competitive position. It is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, including those driven by concerns about climate change and further restrictions on the use of agricultural chemicals, could result in increased compliance costs which may be material.
We may be subject to liability and/or increased costs for environmental damage from the use of herbicides, pesticides and other potentially hazardous substances or environmental contamination of our current and previously owned or leased property.
We use herbicides, pesticides and other potentially hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with any improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have an adverse effect on our business, financial condition or results of operations.
Certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act in the U.S., impose strict and, in many cases, joint and several, liability for the cost of remediating contamination, on current and former owners of property or on persons responsible for causing such contamination. Dole has been in the past involved in remedial investigations and actions at some locations, and we could in the future be required to spend significant sums to remediate contamination that has been caused by us, our predecessors, or prior owners or operators of our properties. An adverse result in any potential future matter could have an adverse effect on our business, financial condition and results of operations.
We face risks related to our former use of the pesticide DBCP.
Dole formerly used DBCP (1,2- dibromo-3-chloropropane), a nematicide that was used on a variety of crops throughout the world. The registration for DBCP with the U.S. government was cancelled, with limited exceptions, in 1979 based in part on an apparent link to male sterility among chemical factory workers who produced DBCP. There are a number of pending lawsuits in the U.S. and other countries against the manufacturers of DBCP and certain growers, including Dole, who used DBCP in the past. The cost to defend or settle these lawsuits, and the costs to pay any judgments or settlements resulting from these lawsuits, or other lawsuits which might be brought, could have an adverse effect on our business, financial condition or results of operations.
Changes in immigration laws could impact the availability of labor to harvest our products and operate our salad manufacturing plants, or the availability of produce purchased from third party suppliers.
The personnel engaged for our U.S. harvesting operations typically include significant numbers of immigrants who are authorized to work in the U.S. Immigrants who are authorized to work in the U.S. also make up a portion of the workforce at our U.S. salad manufacturing plants. The availability and number of these workers could decrease if there are changes in U.S. immigration laws. A scarcity of available personnel to harvest agricultural products in the U.S. could increase our labor costs, increase our product costs or lead to product shortages, and adversely impacting our business, financial condition and results of operations.
Climate change laws could have an impact on our financial condition and results of operations.
Legislative and regulatory authorities in the U.S., the EU, Canada and other jurisdictions internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers, use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes or assessments or penalties, which could restrict or negatively impact our operations, as well as those of our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change laws by the U.S., the EU, Canada or any other international jurisdiction where we conduct business, could materially and adversely affect our business, financial condition and results of operations.
Indebtedness under certain of our loan agreements bears interest based on the London Interbank Offered Rate (“LIBOR”), which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.
The ICE Benchmark Administration, the administrator of LIBOR, announced on March 5, 2021 that it intended to cease publication of LIBOR rates (i) with respect to U.S. dollar LIBOR with interest periods of one week and two months, after December 31, 2021 and (ii) with respect to U.S. dollar LIBOR with all other interest periods, after June 30, 2023, and as a result, methods of calculating LIBOR are evolving. Dole currently has LIBOR-based borrowings and interest rate swaps referencing U.S. dollar LIBOR with one, three and six month tenors. These rates are expected to be discontinued June 30, 2023. In anticipation of this cessation, we will likely need to renegotiate the terms of our LIBOR-referenced agreements with our counterparties to replace LIBOR with any new standard that is established or agree on comparable new means of calculating interest. We do not anticipate the discontinuation of LIBOR to have a material impact on our business.
Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.
Our operations are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals, all of which involve compliance costs. These regulations directly affect day-to-day operations and, to maintain compliance with all of the laws and regulations that apply to our operations, we have been and may be required in the future to modify our operations, purchase new equipment or make capital improvements. Changes to our processes and procedures could require us to incur unanticipated costs and/or materially impact our business. Violations of these laws and regulations can result in substantial fines, penalties or sanctions. In some circumstances, we may recall a product, voluntarily or otherwise, if we or the regulators believe it presents a potential risk. There can be no assurance that these modifications and improvements and any fines, penalties and recalls would not have an adverse effect on our business, financial condition and results of operations. In addition, we have been and in the future may become subject to lawsuits alleging that our operations and products caused personal injury or property damage.
As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where our products are distributed. In particular, in the U.S. we are subject to the Federal Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act (“FSMA”), which is enforced by the Food and Drug Administration (“FDA”). The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the U.S. The FSMA, enacted in January 2011, significantly enhances the FDA’s authority over various aspects of food regulation. For example, the FSMA granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. The FDA has been active in implementing the requirements of the FSMA through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing and in beginning compliance enforcement of those regulations, such as the Foreign Supplier Verification program, and the full impact of the FDA’s compliance protocols is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market.
Within the European Union, food safety policy is governed by the Farm to Fork Strategy which regulates food safety at all stages of the production and distribution process for all food products marketed within the EU, whether produced within the EU or imported from third countries. This body of legislation forms a complex and integrated system of rules covering the entire food chain, from animal feed and health, through plant protection and food production, to processing, storage, transport, import and export and retail sales. A framework regulation called the General Food Law Regulation (EC No. 178/2002) lays down the general principles and requirements of food law. European Member States are required to implement European food safety law at national level. National authorities and food agencies are responsible for enforcement and ensuring compliance within European Member States. National authorities may withdraw or recall food from the market if it is considered to be injurious to health or unfit for human consumption. Where food presents a serious risk to human health, animal health or the environment, the European Commission can put in place protective measures and suspend the placing on the market or use of products originating from the EU or suspend imports of products originating from non-EU countries.
The European Green Deal sets out to make Europe the first climate-neutral continent by 2050. The EU’s Farm to Fork Strategy is an integral part of the Green Deal and aims to address the challenges of sustainable food systems. The shift to a sustainable food system could result in increased costs associated with compliance with new laws and regulations.
The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in fines, as well as a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the U.S. Department of Agriculture (the “USDA”) regulates the import and export of certain fruits and vegetables into and from the U.S., and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Similarly, the EU maintains a system of control, certification and enforcement to guarantee that food which is marketed as organic complies with organic standards. Organic food imported into the EU is also subject to control procedures to guarantee that they have been produced and shipped in accordance with organic principles. Failure to obtain necessary permits or otherwise comply with USDA and European regulations and requirements could result in a ban or temporary suspension of the import or export of our products into or from the U.S., or our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business. The Canadian Food Inspection Agency, and other Canadian governmental departments, could enforce laws such as the Safe Food for Canadians Regulations in such a way as to cause significant disruption to our Canadian business, including for example requirements relating to import licenses, traceability, organic certification and food testing requirements.
We are subject to the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.
We are subject to anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”), Irish anti-corruption laws including the Criminal Justice (Corruption Offences) Act 2018, Proceeds of Crime Acts 1996 – 2016, the Criminal

Justice (Theft and Fraud Offences) Act 2001 and other anti-corruption laws that apply in countries where we do business. The FCPA, U.K. Bribery Act and these other laws generally prohibit us and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions, some of which may pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We are subject to anti-trust laws such as EU competition law. Failure to comply with such regulations could adversely impact our reputation, business and results of operations. It could also result in material fines for the Company.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations or collectively, “Trade Control laws.”
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA other anti-corruption laws or Trade Control laws by U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.
Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.
The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits, and that the Federal Trade Commission (the “FTC”), and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes, such as Proposition 65 in California. FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when not merited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations. The labeling of our products, and their distribution and marketing, is also subject to regulation by governmental authorities in each jurisdiction where our products are marketed, such as, in the EU, under Council Regulation (EC) No 834/2007 on organic production and labelling of organic products and under Directive (EU) 2019/2161 on consumer protection rules, Regulation (EU) No 1169/2011 on the provision of food information to consumers and Regulation (EC) No 1924/2006 on nutrition and health claims made on foods. For example, the USDA requires compliance with certain growing production and certification requirements as a condition to labeling foods with the word “organic” or with the USDA organic seal. A failure to comply with such labeling requirements could result in enforcement proceedings in the relevant jurisdiction that could materially affect our marketing and distribution.
We are the subject of a number of legal proceedings, investigations and inquiries that could have an adverse effect on our reputation, business, financial condition and results of operations, and could result in additional claims.
We have been or are currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the past, product safety and health, product recalls, environmental property damage (such as proceedings related to a housing development in the City of Carson, California) and tax disputes. See Note 19 “Commitments and Contingencies” to the consolidated financial statements included herein for additional information regarding matters related to DBCP use and proceedings related to a housing development in the City of Carson, California. See also “Risk Factors —We face risks related to our former use of the pesticide DBCP.” We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations.
Technology and IP Risks:
Social media play an increasing role in brand and company image perception.
The inappropriate use of certain media could cause brand damage or information leakage. Negative posts or comments about us or our products on any social network, article, blog or website could seriously damage our reputation. In addition, the disclosure of non-public company sensitive information through external media channels could lead to information loss. Any business interruptions or damage to our reputation could negatively impact our business, financial condition and results of operations.
We are subject to risks relating to our information systems and the information systems of third parties.
Our electronic information and our information system assets may be made unavailable, leaked or altered due to a computer cybersecurity incident. Although there has been no evidence of any of our data having been leaked or altered, we experienced temporary downtime in minor systems due to cyberattacks. In addition, our operations in the past have been and in the future may be negatively impacted by the impact of cybersecurity incidents on third-party systems, which could adversely affect the results of our operations, and we cannot predict the extent or duration of these incidents.
Although our computer systems are distributed in many geographic areas and Dole maintains independent information technology systems, there are some intra-company systems which are connected together in a private network. A widespread computer cybersecurity incident, such as virus infection, may significantly disrupt our operations and business processes. In such a case, we may have to operate manually, which may result in significant delay in the delivery of our products to our customers or damage to the fresh fruit and vegetable products. Our customers could refuse to continue to do business with us and prematurely terminate or reduce existing contracts, resulting in a significant reduction of our operating revenue.
Similarly, a widespread computer cybersecurity incident, such as virus infection, to third-party systems has in the past and may in the future significantly disrupt our operations and business processes. In such a case, we may have to operate manually or make other arrangements to deal with the situation, which may result in significant delay in the delivery of our products to our customers or damage to the fresh fruit and vegetable products.
We have intellectual property, trade secrets and confidential business information that are stored in electronic formats that could be leaked to competitors or the public due to computer cybersecurity incidents, which may result in loss of competitive position and market share. We also have personal confidential information stored in our controlled systems. This information, if stolen or leaked, could result in significant financial and legal risk including penalties under data protection legislation, such as the General Data Protection Regulation in the EU.
In the context of our EU-facing operations, we may be subject to specific compliance obligations under the General Data Protection Regulation (EU) 2016/679 (the “GDPR”) and associated laws and regulations in different EU Member States in which we operate. In addition, portions of our business established outside the EU may be required to comply with the requirements of the GDPR and associated EU legislation with respect to the offering of products to, or the monitoring of, individuals in the EU. We may also be subject to the local privacy and data protection laws of the EU Member States in which we offer products. Failure to comply with these EU data protection and privacy laws, can carry penalties and potential criminal sanctions, as well as the risk of litigation. In addition, Directive 2002/58/EC (as amended by Directive 2009/136/EC) (together, the “e-Privacy Directive”) governs, among other things, the use of cookies and the sending of electronic direct marketing within the EU and, as such, will apply to our marketing activities within the EU. Following Brexit, the U.K. has adopted its own data protection and direct marketing laws (the “U.K. data protection laws”) which are currently based on the corresponding EU legislation. Our U.K.-facing operations may therefore be subject to specific compliance obligations under the U.K. data protection laws.
We may be targeted by computer hackers from the internet, from business partners’ networks connected to our network or from employees, for specific purposes such as financial gain, political or ideological motives or simply to damage our reputation, which may result in significant decline in consumer preference for our products in certain geographic regions or globally, and could potentially reduce our market share.
Recovery from any of the above computer incidents could be expensive. Rapidly raising and maintaining higher standards of computer cybersecurity practices in our business globally may require significant initial investment and higher operating costs, and therefore could negatively impact our operating income.
Technological innovation by our competitors could make our food products less competitive.
Our competitors include other fresh fruit and vegetable producers and major food ingredient and consumer-packaged food companies that also engage in the development and sale of food and food ingredients. Many of these companies are engaged in the development of new plant varieties, food ingredients and other food products and frequently introduce new products into the market. Existing products or products under development by our competitors could prove to be more effective, more resistant to disease or less costly than our products, which could have an adverse effect on the competitiveness of our products and adversely affect our business, financial condition and results of operations.
We rely on protection of our intellectual property and proprietary rights.
Our success depends in part on our ability to protect our intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. Our policy is to protect our technology by, among other things, filing patent applications for technology relating to the development of our business in the U.S., the EU and in selected foreign jurisdictions. Our trademarks and brand names are registered in jurisdictions throughout the world. We intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also rely on trade secrets and proprietary know-how and confidentiality agreements to protect certain of the technologies and processes that we use. The failure of any patents, trademarks, trade secrets or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could adversely affect our business, financial conditions and results of operations.
Risks Related to the Merger
Optimizing our operations may be more difficult, costly or time-consuming than expected and the anticipated benefits and cost savings of the Merger may not be realized.
Historically, Total Produce and Legacy Dole operated independently. The future success of Dole plc, including the anticipated benefits and cost savings, depends, in part, on our ability to optimize our operations. The optimization of our operations is a complex, costly and time-consuming process and if we experience difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. In addition, there is no guarantee that once such process has been completed we will operate in a manner that is more efficient, organized, effective and competitive as a whole than Legacy Dole and Total Produce operated as separate companies such that we will successfully realize the expected operating efficiencies, cost savings and other benefits currently anticipated.
We are also incurring costs related to the optimization of our operations, including facilities and systems consolidation costs and employment-related costs. See Note 4 “Business Combination and Transaction” to the consolidated financial statements included herein for further detail. We may also incur other costs, such as maintaining employee morale and retaining key employees. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the optimization of our operations.
The operational synergies realized as a result of the Merger may vary from expectations.
Although we do not anticipate materially changing the divisional structure of Total Produce and Legacy Dole and, as a result, do not expect material organizational synergies between these two businesses, we do anticipate achieving material operational synergies as the divisions work together under one combined company, such as supply chain and production related synergies. We may, however, fail to realize these anticipated benefits or they may be less significant than expected, which could adversely affect our business, financial condition or results of operations. The success of the Merger will depend, in significant part, on our ability to successfully manage the business of Total Produce and Legacy Dole, grow the revenue of the combined company and realize the anticipated strategic benefits and expected operational synergies from the Merger referenced above. The work needed to realize these benefits could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve these anticipated benefits of the Merger and could harm our financial performance.
Risks Related to the Ordinary Shares in Dole plc
Securities and Reporting Risks
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary shares to significant adverse U.S. income tax consequences.
A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.
However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “United States Federal Income Tax Considerations”) holds our Ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.
U.S. investors may have difficulty enforcing judgments against us, our directors and executive officers.
We are incorporated under the laws of Ireland, and our registered offices and a substantial portion of our assets are located outside of the U.S. As a result, it may not be possible to effect service of process on such persons or us in the U.S. or to enforce judgments obtained in courts in the U.S. against such persons or us based on civil liability provisions of the securities laws of the U.S.
There is no treaty between Ireland and the U.S. providing for the reciprocal enforcement of judgments obtained in the other jurisdiction and Irish common law rules govern the process by which a U.S. judgment may be enforced in Ireland. The following requirements must be met as a precondition before a U.S. judgment will be eligible for enforcement in Ireland:
•the judgment must be for a definite sum;
•the judgment must be final and conclusive, and the decree must be final and enforceable in the court which pronounces it;
•the judgment must be provided by a court of competent jurisdiction, and the procedural rules of the court giving the foreign judgment must have been observed;
•the U.S. court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules; and
•jurisdiction must be obtained by the Irish courts over judgment debtors in enforcement proceedings by service in Ireland or outside Ireland in accordance with the applicable court rules in Ireland.
Even if the above requirements have been met, an Irish court may exercise its right to refuse to enforce the U.S. judgment if the Irish court is satisfied that the judgment (1) was obtained by fraud; (2) is in contravention of Irish public policy; (3) is in breach of natural or constitutional justice; or (4) is irreconcilable with an earlier judgment. By way of example, a judgment of a U.S. court of liabilities predicated upon U.S. federal securities laws may not be enforced by Irish courts on the grounds of public policy if that U.S. judgment includes an award of punitive damages. Further, an Irish court may stay proceedings if concurrent proceedings are being brought elsewhere.

Our Articles of Association contain exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our Articles of Association provide that unless we consent in writing to the selection of another forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Articles of Association confirm that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which may have an adverse effect on our business, financial condition and results of operations.
We have identified two material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future

Prior to our initial public offering on the NYSE in July 2021, it was not necessary to evaluate our internal control over financial reporting in a manner that meets the standards for publicly traded companies as required by the Sarbanes-Oxley Act. Since listing on the NYSE, we are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting framework is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any system of internal control over financial reporting will not prevent or detect all errors and fraud due to inherent limitations of control environments. As of December 31, 2021, we have identified two material weaknesses in our internal control over financial reporting (neither of which resulted in the identification of a material misstatement in our consolidated financial statement for the year-ended December 31, 2021). A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis. First, we identified a material weakness in our internal controls over the manual review of journal entry postings in the legacy Total Produce group general ledger, and second, we identified that the design necessary for an effective control environment with certain information technology general controls was not adequate for certain divisions in our legacy Total Produce group. We may also identify additional material weaknesses in the future.
Remediation efforts can initially be more manual and thus place a significant burden on management resulting in additional pressure on our financial resources and processes. As a result, we may not be successful in making the improvements necessary to fully remediate the material weaknesses identified, be able to do so in a timely manner, or be able to identify and remediate additional control deficiencies, including material weaknesses, in the future. The material weaknesses will not be considered remediated until the applicable remediated controls have been fully implemented and we have concluded, through testing, that these controls are effective.
If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; additionally, our reputation, liquidity, access to capital markets, perceptions of the Company, ability to maintain compliance with applicable securities laws and stock price may also be negatively impacted.
We are not required to provide a report on internal control over financial reporting and the attestation report of the Company’s registered public accounting firm under Section 404 of the Sarbanes-Oxley Act (“Section 404”) as of December 31, 2021. Newly listed companies are given a transition period, and the first Section 404 reports will be included in the Form 20-F for the year ending December 31, 2022.
Risks Related to Irish Companies
Certain provisions of Irish law and our Articles of Association could hinder, delay or prevent a change in control of us, which could adversely affect the price of our Ordinary shares.
Certain provisions of Irish law and our Articles of Association contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors.
Our Articles of Association include provisions permitting our board of directors to issue preferred shares from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred shares, all without approval of our shareholders and allowing our board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of the Company.
As an Irish public limited company, we are subject to provisions of Irish law, which may prevent or impede any attempt to acquire us including provisions relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our shares in certain circumstances.
Our Articles of Association include provisions classifying our board of directors into three classes of directors with staggered three-year terms. A retiring director is eligible for reappointment at the annual general meeting at which he or she retires. Our Articles of Association also permit the board of directors to fill any vacancies. These factors could have the effect of making the replacement of incumbent directors more time consuming and difficult.
These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our Ordinary shares and your ability to realize any potential change of control premium.
A transfer of our Ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company (“DTC”), may be subject to Irish stamp duty.
Transfers of our Ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. However, if you hold your Ordinary shares directly rather than beneficially through DTC or your Ordinary shares are transferred other than by means of the transfer of book-entry interests in DTC, any transfer of your Ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). In such circumstances, while the payment of Irish stamp duty is primarily a legal obligation of the transferee, when shares are purchased on the NYSE, the purchaser will require the stamp duty to be borne by the transferor. The potential for stamp duty could adversely affect the price of your Ordinary shares which are held directly outside of DTC rather than beneficially through DTC or are transferred other than by means of the transfer of book-entry interests in DTC.
In certain limited circumstances, dividends we pay may be subject to Irish dividend withholding tax.
In certain limited circumstances, Irish dividend withholding tax (currently at a rate of 25%) may arise in respect of any dividends paid on our Ordinary shares. A number of exemptions from Irish dividend withholding tax exist such that shareholders resident in the U.S. and shareholders resident in certain countries may be entitled to exemptions from Irish dividend withholding tax.
Shareholders resident in the U.S. that hold their Ordinary shares through DTC will not be subject to Irish dividend withholding tax provided the addresses of the beneficial owners of such Ordinary shares in the records of the brokers holding such Ordinary shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us). U.S. resident shareholders in the Company that hold their Ordinary shares outside of DTC and shareholders resident in certain other countries (irrespective of whether they hold their Ordinary shares through DTC or outside DTC) will not be subject to Irish dividend withholding tax provided the beneficial owners of such Ordinary shares have furnished completed and valid dividend withholding tax forms or an Internal Revenue Service (“IRS”) Form 6166, as appropriate, to our transfer agent or their brokers (and such brokers have further transmitted the relevant information to our transfer agent). However, other shareholders may be subject to Irish dividend withholding tax, which could adversely affect the price of your Ordinary shares.
Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.
Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from us will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding in us (for example, they are resident in Ireland). Shareholders who are not resident nor ordinarily resident in Ireland but who are not entitled to an exemption from Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends which suffer Irish dividend withholding tax.
Ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.
Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of our Ordinary shares, irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our Ordinary shares are regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT.
Item 4.    Information on the Company
A. History and development of the company
Our legal and commercial name is Dole plc. We were incorporated in Ireland on June 16, 2017 as a dormant company under the name Pearmill Limited. We changed our name to Dole Limited on April 13, 2021 and re-registered as a public limited company and changed our name to Dole plc on April 26, 2021. Our registered address is 29 North Anne Street, Dublin 7, D07PH36, Ireland. As set forth in our Constitution, our purpose, among other things, is to carry on the business of a holding company and to coordinate the administration, finances and activities of any subsidiaries or associated companies. Our telephone number is 353-1-887-2600, and our website address is www.doleplc.com. The SEC maintains an internet site that contains reports, proxy information, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our agent in the U.S. is Corporation Services Company at 251 Little Falls Drive, Wilmington, Delaware 19808.
On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole. Prior to the transaction, Total Produce had a 45% ownership interest in Legacy Dole. On July 29, 2021, the Merger between Total Produce and Legacy Dole under Dole plc occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger.
On July 30, 2021, we listed the Company’s Ordinary shares on the NYSE under the ticker “DOLE”.
See Note 4 “Business Combination and Transactions” and Note 23 “Investments in Unconsolidated Affiliates” to our consolidated financial statements included herein for additional information on the acquisition of Legacy Dole, and other acquisitions and divestitures. Principal capital expenditures in progress primarily consist of our ongoing cyclical renovation and improvement projects that we conduct on company owned farms, as well as on ongoing maintenance, automation and improvement investments in our plants and packhouses. In addition we are currently engaged in a renovation project that is advancing towards completion in Honduras, following the damage caused by hurricanes Eta and Iota in 2020. Principal divestitures in progress consist primarily of actively marketed land in Hawaii, which is expected to be sold in portions over the upcoming years. Refer to Note 11 “Assets Held-For-Sale and Actively Marketed Property” to our consolidated financial statements included herein for additional information.

B.    Business overview
Company Overview
We are the premier global leader in fresh fruits and vegetables. We offer over 300 products grown and sourced both locally and globally from over 30 countries in various regions, which are distributed and marketed in over 75 countries, across retail, wholesale and foodservice channels. Our most significant products hold leading positions in their respective categories and territories. By way of example, we are one of the world’s largest producers of fresh bananas and pineapples, one of the leaders in value added salads (based on U.S. Nielsen data as of January 1, 2022) and fresh packed vegetables (based on Dole estimated rankings) in the U.S., and have a growing presence in categories such as berries, avocados and organic produce. The fresh fruits and vegetables market had total sales of $350.0 billion in 2021 in North America and Europe according to GlobalData.
Our business is aligned with both environmental and social themes as we market the most nutritious foods along with the lowest carbon, water and ecological footprints of all the primary food groups (per the Barilla Foundation & Research Unit on Nutrition, Diabetes and Metabolism (“Barilla”)). Fresh fruits and vegetables and plant-based products in general are associated with the lowest greenhouse gas emissions of all other staple foods. From a social perspective, the importance of eating fresh fruits and vegetables has long been recognized as core to any healthy eating strategy. Our goal is to build a healthier, more sustainable tomorrow by increasing per capita consumption of fruits and vegetables today with a clear mission to “Make the World a Healthier Place.”
Our business operates through a number of business-to-business and business-to-consumer brands, the most notable being our iconic DOLE brand. DOLE is the most recognized brand within fresh produce in the U.S. This is evidenced by 73% fresh fruit unaided consumer brand awareness (measured by asking the following question to survey responders—‘Which fresh fruit brands do you know, even if only by name?’), 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by IPSOS across 15 fruits and vegetables brands with a sample size of 1,000 people aged 18-75 years old in the U.S. Notably, 55% of respondents to this same survey nominated DOLE as their favorite fruit brand. We believe that consumers and retailers in our key markets recognize and associate the DOLE brand with healthy, high quality and premium food products and the brand is very much aligned with health and wellness trends.
Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically integrated business including our own production and sourcing capabilities as well as control areas of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with on-the-ground local expertise, presence, and distribution network, allow us to market a diverse and differentiated set of global products within the local territories we serve. Additionally, our owned acreage combined with a multi-continental sourcing model, provides us with operating flexibility and product availability throughout the year. Within many territories in Europe we operate a partnership model with our grocery retail customers, offering fresh produce category holistic management solutions and in some cases managing entire categories within their stores.
Our vertically integrated business model is supported by a valuable and extensive strategic infrastructure and asset base with total assets of approximately $4.7 billion as of December 31, 2021. As of December 31, 2021, wholly and through our partner companies, we owned approximately 114,000 acres of farms and other land holdings around the world, including approximately 4,448 acres of actively marketed surplus land for sale in Oahu, Hawaii. In addition, as of December 31, 2021, we owned a fleet of seven refrigerated container carriers and six pallet friendly conventional refrigerated ships (four utilized by Dole and two leased to a third party). The breadth and depth of our local presence is evidenced by our approximately 250 facilities globally, including approximately five salad manufacturing plants, 12 cold storage facilities, 75 packing houses and 162 distribution and manufacturing facilities. In addition to our owned asset base, we have developed long-standing relationships with independent growers across the globe, including international partnerships and joint ventures, which provide us additional operational flexibility and extended range and availability. Refer to “Item 4D. Property, Plant & Equipment” for further discussion on our strategic assets.

Our strategic asset base is complemented by an experienced and industry leading organization. As of December 31, 2021, we had approximately 38,500 employees across 29 countries. We believe our people represent a key differentiating aspect of the business providing both produce sector expertise as well as local insights and relationships.
We are focused on being an enthusiastic, powerful advocate of good diet, health and well-being, and supporting consumers in making healthier choices by consuming more fruits and vegetables. We are committed to continuously improving our practices and enhancing our sustainability measures across our organization. We are building upon our existing ambitious sustainability targets for the future, determined to consolidate our position as an industry leader and make a positive impact on society and on the environment through our operations.
Dole plc is organized into the following four segments – Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”), Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”) and Fresh Vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases, in addition to historical integration of businesses prior to the Merger. We believe this organizational structure will allow us to continue serving our existing customers with the exceptional quality that they have come to associate with the brands we market, and drive significant growth and cost benefits through the realization of operational synergies across the enlarged business.
Fresh Fruit. The Fresh Fruit reportable segment sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.
Diversified Fresh Produce – EMEA. The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW. The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce.
Fresh Vegetables. The Fresh Vegetables reportable segment sells value added salads, which includes salad and meal kits (“Value Added”), and fresh packed vegetables, which includes produce like iceberg, romaine, leaf lettuces and celery

(“Fresh Packed”). These products are sourced from North America, and substantially all sales are generated in North America.
Industry Overview and Market Opportunity
We primarily operate in the North American and European markets for fresh fruits and vegetables. The two markets combined have a total size of $350.0 billion, with just over $147.0 billion and $203.0 billion in sales in 2021 in North America and Europe, respectively, according to GlobalData. On a combined basis, the market for fresh fruits and vegetables is expected to grow at an annualized rate of 2.3% from 2022 to 2025, with Europe growing 2.0% and North America 2.8%.
Consumers are also increasingly demanding products produced in a sustainable and responsible manner. According to a recent survey by Empathy Research 57% of global respondents are making more of an effort to reduce their carbon footprint and have greater care for the environment. Additionally, 47% of global respondents reported that ethically and sustainably sourced ingredients are more important to them now than before the pandemic. Given the fresh produce industry has the lowest environmental footprint across all food categories, per Barilla, fruits and vegetables consumption is aligned with sustainable consumption. Consumers are also increasingly demanding local produce, with 28% of global respondents looking to buy food that is produced as close to where they live as possible, per Empathy Research. We believe we are well positioned to capitalize on these trends through our dual global and local farming and sourcing capabilities.
Food retailers have sought to embrace these consumer trends towards health & wellness and sustainable consumption by continuing to focus on the fresh produce aisle as a core perimeter-of-store category and footfall driver. This is evidenced by 74% of consumers buying fresh food at least once a week, per Deloitte, and 45% of consumers believing it is now more important to buy healthy food compared to before COVID-19, per Bain & Company.

Within the produce category we have seen higher growth in categories such as berries, avocados and Value Added salads, with annualized volume growth rates of 6.5%, 2.8% and 6.6% respectively, and dollar sales growth rates of 12.6%, 2.7% and 9.9% from 2019 to 2021, per our calculations based on U.S. Nielsen data.

In more recent years, according to our calculation based on U.S. Nielsen data, there has been a dollar sales growth rate of 9.9% in organic produce from 2019 through 2021, an uptick of 5% growth in 2021 and a 8.8% volume growth rate in organic produce from 2019 through 2021.
Seasonality
The sales price of any fresh produce item varies throughout the year due to the supply of and demand for that particular product, as well as due to the pricing and availability of other fresh produce items, many of which are seasonal in nature. Seasonality varies in each of our external reporting segments. For example, in bananas, while production is continuous throughout the year, peak production typically occurs in the second half of the year, while peak demand typically occurs in the first half of the year due to slightly lower competition from seasonal fruits in our key sales markets. Typically therefore, our Fresh Fruit reporting segment has its earnings before income taxes, depreciation and amortization (“EBITDA”) weighted to the first half of the year. In our Diversified Fresh Produce - Americas & ROW reporting segment, we typically see our highest EBITDA from October to May during the peak production and selling seasons for seasonal products sourced from key growing regions, including Chile and Peru. We offset some of the lower volumes coming from these regions between May and October by competing in more locally-sourced fruit; however, there is typically a drop off in EBITDA in these months. In our Diversified Fresh Produce - EMEA reporting segment, we typically see our strongest performance in the second and third quarters due to our strong presence in locally-sourced products in key European markets and our smaller direct presence in production countries that are strongest in winter sourcing periods. Lastly, our Fresh Vegetables reporting segment exhibits very limited seasonality, with a typically consistent EBITDA profile in a normal year. We do see some small variability around the start of the year, around holidays and when transitioning between growing regions, but typically, any pronounced difference in EBITDA between quarters is more of a result of specific issues than supply and demand factors that repeat every year. Overall, due to the relative size of our external reporting segments, we typically have our highest EBITDA in the second quarter, when Fresh Fruit and Diversified Fresh Produce - EMEA are at relative peaks and before Diversified Fresh Produce - Americas & ROW slows down for its winter months; while the fourth quarter is typically our lowest EBITDA quarter, due to the relative troughs in activity and demand experienced by the Fresh Fruit and Diversified Fresh Produce - EMEA reporting segments.

Our Competitive Strengths
We believe that the following strengths position us to develop and maintain the competitive advantages and leading positions that are critical to our continued success.
An Established Global and Local Leader in a Large and Structurally Growing Category
We are the premier global supplier of fresh produce with fiscal year 2021 pro forma revenue of $9.3 billion, maintaining a global footprint and leadership positions across multiple attractive product categories. The fresh fruits and vegetables combined North American and European market is expected to generate 2.3% annualized growth from 2022 to 2025, growing from $350.0 billion to $384.0 billion in sales. We believe consumer trends including plant-based and flexitarian diets, environmental consciousness and sustainable consumption, convenience and health & wellness are the drivers of an acceleration in projected growth. Dole plc is approximately twice as large in pro forma revenue as compared to its nearest competitor and thus we believe we are favorably positioned to capitalize on this projected structural industry growth.
We are the #1 leader for bananas in North America and hold the #2 position for bananas in Europe. We also hold the #2 position for pineapples in North America and #3 position for pineapple in Europe, the #3 position for Value Added salads in the U.S. and are the #1 global exporter of grapes. Additionally, we benefit from increased size and presence in attractive growth categories such as, avocados, and berries. According to our calculation by reference to U.S. Nielsen data for 2019 to 2021, volume growth rate for: avocados was 2.8%, berries was 6.5% and Value Added salads was 6.6% and dollar sales growth rate for: organic produce was 9.9%, avocados was 2.7%, berries was 12.6% and Value Added salads was 9.9%.
While the produce industry is competitive and comprises a large number of strong operators, we believe that our size creates differentiation and allows us to maximize operational efficiency and maintain a low-cost positioning that creates differentiation and is difficult to replicate.
Source: Nielsen 2019-2021 Dollar and Unit Volume CAGR for Key Produce Categories & Perimeter Departments in U.S.
Note: Bananas and Pineapples leadership figures are Dole estimated Latin sourced fruit (includes conventional bananas sourced from Colombia, Honduras, Panama, Mexico, Nicaragua, Guatemala, Ecuador, Peru and Costa Rica; organic bananas sourced from Ecuador, Colombia, Peru and Mexico; conventional and organic pineapples sourced from Ecuador, Colombia, Costa Rica, Honduras, Panama, Mexico and Guatemala). Grapes leadership figure is Dole estimated from Southern Hemisphere. Leadership figures for bananas, pineapples and grapes are based on product sold into all market segments (retail, wholesale, etc.) as compared to market participants with a material market presence (market participants with a limited or immaterial market presence were not used in the comparison). Value Added salads leadership figures are based on U.S. Nielsen data as of January 1, 2022, of U.S. retail sales, with market participants selected by Nielsen and including participants with a material market presence and excluding those with a limited or immaterial market presence.
Highly Diversified Product and Services Offering, Sourcing and Customer Base
Dole plc offers a diversified and well-balanced portfolio with enhanced resilience which we believe uniquely positions us for sustainable and profitable growth. We offer over 300 products grown and sourced both locally and globally from over 30 countries in various regions, which are distributed and marketed in over 75 countries, across retail, wholesale, foodservice and e-commerce channels. Our diverse product offering allows us to reach a broad global consumer base that is increasingly demanding product availability all year round.
Fresh produce supplies are affected by the geography of production, growing conditions, climate, seasonality and perishability. Adverse weather conditions, natural disasters and geopolitical conditions are some of the challenges to operating in the produce industry. By maintaining hundreds of grower relationships across North America, Europe, South America, Africa, New Zealand and other geographies, we are similarly not dependent upon any one geographic area or grower for the sourcing of our products. Our diversified sourcing reduces risk from exposure to natural disasters and political disruptions, while allowing access to the highest quality products throughout the year. In fiscal year 2021, no third-party grower represented more than 10% of the sourced volume for any significant product.
Our customers are leading retail, wholesale and foodservice customers in North America, Latin America and Europe, none of which contributed more than 10% of total sales in fiscal year 2021.
Iconic DOLE Brand with Industry Leading Customer Awareness
The DOLE brand is the most recognized and trusted brand in fresh fruit in the U.S., as evidenced by our 73% unaided consumer brand awareness, which is 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by Ipsos. Additionally, 84% of respondents in the same Ipsos survey declared that Dole Food Company has quality products, 85% of respondents identified DOLE as a likeable brand, 55% of respondents nominated DOLE as their favorite fruit brand, and 53% of respondents declared a willingness to pay a little more for the DOLE brand. Through our global marketing efforts, we believe we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality, widely recognized by consumers around the world for providing healthy food products. The DOLE brand supports our leading positions in the segments we serve. Going forward, Dole plc intends to build upon the recognition and trust that the DOLE brand has earned to broaden its footprint, extend its categories, and attract new customers.
Strong Control Over Supply Chain from Differentiated, Vertically Integrated Business Model
Dole plc is unique in its capacity to deliver the best of both worlds: the collective strength, resources and supply chain influence of a global leader with the service and market focus of a local operator. Our strategic asset base across the globe, with total assets of approximately $4.7 billion in fiscal year 2021, gives us superior control over production, processing, warehousing and transportation. Fresh produce is generally perishable and must be brought to market and sold soon after harvest, with selling prices depending on many factors including the availability and quality of the produce items. Our control over the supply chain positions us to consistently and efficiently deliver fresh fruits and vegetables to our consumers in pristine condition on a global scale.
Our quality starts on the farm. In our key bananas and pineapples categories, we source approximately 40% of our combined volumes from company owned farms and we produce locally, across each of the categories in which we operate. To complement our own produced volume, we have developed enduring relationships with hundreds of growers, investing in their businesses and providing agronomic, commercial and promotional support. This combination of a broad ownership of production assets across multiple regions and a diverse and large supporting independent grower base provides us with the ability to manage costs and improve commercial opportunities with our grower base, further strengthening our low cost positioning. In addition to raw product sourcing, we source significant quantities of paper and packaging materials, agricultural chemicals and ingredients to support our own production. Prices of certain raw materials as well as of raw produce can be volatile, however we aim to manage our exposures by entering, as much as possible, into supply agreements that align with the duration of our marketing agreements to minimize our risk profile. Overall our supply chain and sourcing capabilities give us the tools to deliver on service, quality and cost. It also allows us to serve our customers with both the end-to-end solution and the supply chain transparency they are increasingly asking for. Refer to “Item 5. Operating and Financial Review and Prospects” for further discussion on our sensitivity to the availability and price of certain raw materials.
Dole plc is at the Forefront of Environmental and Social Issues, Marketing a Portfolio of Healthy, Nutritious and Sustainable Produce
We are grateful to market the most nutritious foods and products with the lowest carbon, water and ecological footprints of all the primary food groups, per Barilla. Our goal is to build a healthier, more sustainable tomorrow by increasing per capita consumption of fruits and vegetables today.
Prior to the Merger, Legacy Dole and Total Produce both publicly committed to specific sustainability goals for 2025 and 2030 which are already broadly aligned. Dole plc plans to continue to pursue these goals before merging them into a single set of goals later in 2022. By way of example, some of the individual goals previously stated by Total Produce and Legacy Dole are:
•Achieving 30% reduction in Total Produce group-wide market place emissions and net zero carbon emissions from Dole Food Company-owned farms;
•Achieving 100% optimized water practices in managed farms and packing facilities;
•Ensuring all Group banana and pineapple packaging is recyclable or compostable;
•Reducing shipping emissions by 30%;
•Hitting 750 million cumulative impressions promoting health and well-being across Dole Media platforms;
•Investing $0.07 per box of Legacy Dole bananas to fund local social impact projects;
•Implementing blockchain product-tagging technology or advanced traceability solutions; and
•Extending the use of SEDEX, which is one of the world’s leading online platforms for companies to manage and improve working conditions in global supply chains, to all Total Produce operations.
Measuring and reducing our carbon footprint is one of the main goals of Dole plc. With the support of leading consulting firms, we intend to complete a combined footprint and file our emissions to the Carbon Disclosure Project (“CDP”) jointly for the first time in 2022.
Our deep commitment to sustainability is rooted in transparency and impact as we aim to be among the highest United Nations Sustainable Development Goals (“SDG”) rated companies in the food industry by empowering consumers, offering a wide range of fair trade and organic fresh fruits and vegetables, and remaining steadfast in our expectation for the best sustainable practices from those with whom we do business.

Greenhouse Gas Emissions Per Kilogram of Food Product
(kg CO2-equivalents Per kg Product)

Nuts 0.3
Citrus Fruit 0.3
Root Vegetables 0.4
Apples 0.4
Bananas 0.7
Soymilk 0.9
Peas 0.9
Maize (Corn) 1.0
Cassava 1.0
Tomatoes 1.4
Wheat& Rye 1.4
Groundnuts 2.5
Fish (Wild Catch) 3.0
Milk 3.0
Cane Sugar 3.0
Rice 4.0
Eggs 4.5
Fish (Farmed) 5.0
Poultry Meat 6.0
Olive Oil 6.0
Pig Meat 7.0
Palm Oil 8.0
Prawns (Farmed) 12.0
Coffee 17.0
Chocolate 19.0
Cheese 21.0
Beef (Dairy Herd) 21.0
Lamb & Mutton 24.0
Beef (Beef Herd) 60.0
CO_2 emissions from most plant-based products are as much as 10-50x lower than most animal-based products
Factors like transport distance, retail, packaging, or specific farm methods are often small compared to importance of food type
Land Use Change
Farm
Animal Feed
Processing
Transport
Retail
Packaging
(1) 2 5 8 11 14 17 20 23 26 29 32 35 38 41 44 47 50 53 56 59 62

Source: Vox (“How to reduce your food’s carbon footprint, in 2 charts,” 2020).
Executive Board and Management Team with a Track Record in Delivering Growth
The respected management team of Dole plc have a long and extensive experience in the fresh produce sector. Carl McCann presides over the group’s activities as Executive Chairman and leads our long-term strategy together with the executive management team. Our day-to-day operations are led by Chief Executive Officer Rory Byrne, Chief Operating Officer Johan Lindén and Chief Financial Officer Frank Davis. For more information, please see the detailed biographies in “Item 6. Directors, Senior Management and Employees.” Dole plc is organized around a segmental structure that is led by executives with extensive industry experience who are recognized as amongst the best in the fresh produce sector. Each segment has built a strong management team and culture, focused on accountability and delivery of results. The business segments are supported by specialist corporate functions.
Our Employees Are Amongst Our Greatest Competitive Advantage, and We Pride Ourselves in Attracting and Retaining Some of the Most Experienced and Accomplished People in the Sector
At Dole plc we are privileged to employ approximately 38,500 people as of December 31, 2021 who are some of the most experienced and accomplished people in the sector. We strive to be a good employer by cultivating a positive and engaging culture. The key characteristics of our organization include employee inclusion, well-being, safety, training, career development and community involvement. We have adopted strategic priorities such as “the people behind the produce,” which formalizes our policy for assessing culture and engagement in our local businesses. Our employment practices include encouraging and facilitating collaboration, practicing a nondiscriminatory policy and being an equal opportunity employer across the globe. Our employees bring together local expertise and global perspectives, where embracing change is part of our way of working. As a result, our “can do” customer-centered culture is one in which our people are ambitious, progressive, resourceful and resilient.
Our Growth Strategy
Continue to Invest in a Large and Structurally Growing Fresh Produce Market
As the global #1 in fresh produce with pro forma revenue of $9.3 billion for fiscal year 2021, we believe Dole plc will be well positioned to benefit from the future growth of the $350.0 billion combined North American and European fresh fruits and vegetables market that is expected to grow to $384.0 billion in sales in 2025 and at a 2.3% three-year compound annual growth rate from 2022 to 2025.
As the largest player in this market, we have a responsibility and will continue to invest in the fruits and vegetables category to ensure consumers are informed of the benefits of a nutritious diet rich in fresh fruits and vegetables as well as the environmental sustainability benefits. Health-conscious consumers are driving much of the growth in demand for fresh produce, a trend that continues to accelerate as evidenced by the fact that 65% of respondents to a global survey performed by Empathy Research indicated they are making an effort to eat healthier. Examples of such initiatives include teaching 48,000 Irish children across 1,323 schools to grow fruits and vegetables and our ongoing U.S. partnership with Disney since 2016 to promote healthy living. We anticipate continuing such initiatives and partnerships focused on informing our consumers of the benefits of this category.
Expand Our Presence in Growing Categories Including Organics, Value Added Salads, Avocados and Berries
We are seeing strong growth in a number of sub-categories within fruits and vegetables including organics, Value Added salads, avocados and berries. We intend to capitalize on our enhanced position to drive further growth and market share gains in these categories.
We are seeing a structural trend in consumption of organic fruits and vegetables with consumers citing health and environmental safety reasons as factors contributing towards increasing purchases, according to The Packer. We are committed to using our network to widen the availability and bring an increasing range of organic, sustainable products to market. In 2021, within the U.S., $8.9 billion dollars, approximately 3.0 billion pounds, of organic produce was purchased by consumers. It is a category that has experienced 9.9% annualized dollar sales growth and 8.8% annualized volume growth from 2019 to 2021 per our calculations based on data provided by Nielsen. Dole plc is a significant participant in the organics category across bananas, pineapples and other fruits and vegetables. We believe our global sourcing network, expertise and customer base make us well positioned for growth and increased market share in this category.
Value Added salads is another growing category with consumers citing convenience, health & wellness and snacking as factors contributing towards increasing purchases according to The Packer. Within the U.S., Value Added salads is a $7.3 billion dollar category, approximately 2.3 billion items were sold in 2021, that has experienced a dollar sales growth of 9.9% and a volume growth rate of 6.6% from 2019 to 2021 per our calculations based on data provided by Nielsen. Dole plc is a strong player in the sub-category and has an established and well invested manufacturing footprint to support our operations. Our strategy is to continue to innovate, collaborate and utilize the DOLE brand to drive growth and take share in this category. Our offerings will include ready-to-eat, meal kits, and bagged salads, all utilizing the trusted DOLE brand as a reassuring promise of consistency and quality.
Berries and avocados remain two high growth sub-categories with increasing consumption driven by taste and functional benefits. Within the U.S., avocados is a $2.6 billion category with annualized volume growth rates of 2.8% and dollar sales growth rates of 2.7% and berries is a $8.2 billion category approximately 2.2 billion berry items were sold in 2021, that has experienced an annualized dollar growth rate of 12.6% and an annualized volume growth of 6.5%, both from 2019 to 2021 per our calculations based on data provided by Nielsen. Dole plc has a growing position with berry and avocado sales. Going forward, Dole plc intends to further develop these businesses by developing newer varieties through closer collaboration with growers, using production assets to connect consumers to the source and by utilizing current infrastructure to achieve a more efficient route to market in the U.S. and Europe.
Further Leveraging the DOLE Brand Within Europe
The DOLE brand is the most recognized and trusted brand in fresh fruit in the U.S., as evidenced by our 73% unaided consumer brand awareness, which is 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by Ipsos. Additionally, 84% of respondents in the same IPSOS survey declared that Dole Food Company has quality products, 85% of respondents identified DOLE as a likeable brand, 55% of respondents nominated DOLE as their favorite fruit brand, and 53% of respondents declared a willingness to pay a little more for the DOLE brand.
The DOLE brand is underrepresented in Europe and we see an opportunity to grow it in countries including U.K., France, Ireland, Spain and Portugal. These are markets where Total Produce has an established presence with distribution and manufacturing facilities. We believe utilizing the DOLE brand will also allow us to differentiate our fruits and vegetables and create enhanced value as has been accomplished by the brand in the U.S.

Benefit from Combined Consumer Insights and Strategic Partnerships to Drive New Product Development and Innovation
We believe that Dole plc, as the industry leader, will be a focal point for innovation in marketplace operations, specifically consumer behavior and insights, new product developments, logistics, operational efficiencies and sustainability. We launched our Kostministieriet (“Ministry Of Food”) initiative, which is dedicated to garnering deeper insights into consumption motivators and inhibitors for choosing more fresh fruit and vegetables, across 10 European nations.
We recently announced a strategic partnership with Elo Life Systems, a food and agricultural biotechnology company with a mission to create novel products that enhance the nutrition and diversity of the global food supply. Together, we will aim to develop multiple new banana varieties, including improved versions of Cavendish, with enhanced resistance to fungal diseases such as Banana Fusarium Wilt Tropical Race 4. For more information about TR4, see “Risk Factors—Tropical Race 4 (“TR4”) may impose significant costs and losses on our business.”
Additionally, our research across logistics and operations is orientated towards delivering cost and sustainability-related improvements, as well as simplifying the supply chain. Recent initiatives include trials for The Internet of Things (“IoT”) solutions, which have focused on the transmission of key supply chain data in real time, and the development of innovative direct-to-consumer solutions in our “No Waste” facility in Helsingborg, Sweden. We will continue to focus on the development of user-friendly platforms to measure and manage the sustainability impact of our business globally. Our Insight App tool was developed in 2020 to profile growing regions globally on the basis of core sustainability metrics.
Optimize Our Supply Chain, “Setting Our Service Apart”
Dole plc offers a compelling proposition for global customers by delivering efficiencies through collaboration across our global procurement and distribution networks, which will continue to grow. For instance, South Africa and Chile are important sourcing regions for Dole plc, and by coordinating group-wide procurement and logistics from both countries, we will be able to increase volumes and deliver economies of scale within the group. Additional supply chain benefits include increased collaboration across inland freight and logistics in North America and Europe, further development of third-party logistics offerings, and a strategic approach to the coordination of global sea freight management. We aim to enhance the supply chain responsiveness of our operating companies and deliver real-time solutions through further digitalization, which is also enhanced by our broader combined access to market intelligence. We aim to deliver continued enhancement across the supply chain through innovation in areas such as agri-tech, breeding & biotech programs and the use of robotics and automation. We believe our supply chain optimization will differentiate us from competitors and add value by streamlining the route to market, refining direct sourcing models and assuring best practices in quality and sustainability through our greater supply chain influence.
Continue to Focus on Synergistic M&A in a Fragmented and Structurally Growing Market
Dole plc’s well-capitalized balance sheet positions the Company to benefit from acquisitions and development opportunities within a fragmented industry. Dole plc has an extensive history of Mergers and Acquisitions (“M&A”) in the fresh produce sector, which has allowed us to build highly specialized capabilities in the industry and expand geographically. Legacy Total Produce has grown through acquisitions and over the 15 years following the 2006 separation from Fyffes, has completed more than 100 acquisitions. These acquisitions are of varying sizes across four continents, from transformational investments such as the investment in Legacy Dole, to smaller, bolt-on investments. These transactions have been a driver of Legacy Total Produce’s continued expansion with revenue more than tripling during this time, from $2.0 billion in 2006 to $6.5 billion in 2021. Similarly, Legacy Dole has experience in successful M&A, with recent focus on the acquisition of strategic assets and a continuous evaluation of the returns on existing assets to constantly improve the efficiency of its capital allocation process.
Material Effects of Government Regulations
The food and agriculture industry is highly regulated. Regulatory authorities around the world administer numerous laws and regulations regarding the growing, harvesting, transportation, exporting, importing, processing, packaging, marketing and selling of fruit and vegetables. Although the regulations related to our business are similar in most countries, the specific requirements, including risk tolerance, of the local authorities does vary from country to country. Applicable regulations include those related to sanitation, pesticide use in source countries and residue standards in market countries, and packaging and labeling of marketed products. In the U.S., for example, an important regulatory body related to our business is the Food and Drug Administration. For further information on material government regulations, See “Item 3. Key Information -Risk Factors—Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.” and “Item 3. Key Information -Risk Factors—Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.”
C.    Organizational structure.
Dole operates through various subsidiaries, joint ventures (“JV partners”), and affiliate companies around the world. None of those entities meet the applicable definition of a significant subsidiary.
D.    Property, plant and equipment.
Principal Properties
We have a highly diverse footprint of tangible fixed assets around the world. We own and lease farms, warehouses, coolers, packhouses, processing facilities, port facilities and office space primarily focused in the Americas, Europe, Middle East and Africa, and vessels calling at ports primarily in the Americas and Europe. This diversification of assets includes the additional benefit of redundancies. For example, if a particular farm is unable to produce or a particular facility is unable to process, we are able to adjust our supply chain to procure fruit or process product at different facilities within our network. While our assets are an important part of our business, no one asset in particular is material when seen in the context of our entire portfolio. The following is a summary of our primary assets.
North America
Canada
We have four distribution facilities: two in Ontario, one in British Columbia and one in Alberta, consisting of offices, warehousing and cold storage, packing, ripening rooms and transportation brokerage services. We also have additional regional sales and administrative offices in Ontario. All facilities are leased except for a 65,000 square foot (“sqft”) wholesale facility in Ontario owned by one of our JV partners.
U.S.
We own approximately 10,545 acres of agricultural and production land across the U.S. Of our owned acreage, approximately 8,863 is in Oahu, Hawaii, where we produce pineapples, coffee and cacao. We utilize approximately half of our total owned acreage in Hawaii and the rest is actively marketed for sale.
We own four Value Added salad plants, which sit on the majority of our owned acres dedicated to the vegetables business. The four plants are located in Bessemer City, North Carolina; Yuma, Arizona; Soledad, California; and Springfield, Ohio (combined 1,082,000 sqft total). We also own three coolers (246,000 sqft total), some small farm acreages, greenhouses and office space dedicated to the vegetables business in California. Our remaining owned acres in the U.S. are dedicated to our avocado and berry operations.

We also lease approximately 7,940 acres of agricultural land, the majority of which (approximately 7,426 net acres) are dedicated to supporting our Fresh Packed and Value Added businesses. We also lease some small acreages in California to support our berry businesses.
We have port terminal operations in California, Texas, Mississippi, Delaware and Florida, where we conduct our logistics and shipping operations. All operations are either leased or operated on the basis of throughput rates agreements with terminal owners/operators.
We have three additional facilities in California dedicated to warehousing and cold storage, packing and transportation brokerage services (total 230,000 sqft). The two larger facilities are leased while we own a small facility in Edison, California.
Our main office properties across the U.S. are all leased, and consist of our North American corporate and North American fruit sales office in Charlotte, North Carolina and regional main offices in California and Pennsylvania for our Fresh Vegetables and Diversified businesses.
South and Central America

We have operations across South and Central America. We own approximately 51,474 acres in Costa Rica dedicated primarily to banana and pineapple production, 35,355 acres in Honduras dedicated primarily to banana and pineapple production and approximately 8,752 acres in Ecuador primarily dedicated to banana production and approximately 4,200 in Guatemala with a JV partner dedicated to banana production. We also lease a combined 4,972 acres through wholly owned subsidiaries and JV partners in Central America again dedicated to banana and pineapple production. We operate a large number of supporting packhouses and cold storage facilities throughout the region to support our tropical fruit businesses. Our vessels operate out of terminals in Costa Rica, Ecuador, Honduras, Guatemala and Colombia. In Ecuador, we own and operate a port, while in the other locations we operate under a combination of leases and throughput rates with port operators and owners.
In Chile, we own approximately 2,800 acres and lease a further 4,000 acres of land dedicated to diversified products, in Peru we lease approximately 250 acres of land dedicated to Diversified products, in Brazil we lease 735 acres dedicated to mango and grape production, and in Mexico we lease 380 acres of farmland in connection with our berry operations.
We also operate 16 pack houses, nine of which have cold storage facilities in Chile, one in Argentina which also has cold storage facilities, and two packhouses and one warehouse in Brazil to assist our operations. Our largest facility in Chile (520,000 sqft) is located in San Fernando and is primarily used for apples and pears.
Europe - Eurozone
Ireland
We have facilities across the Republic of Ireland, including our corporate head office in Dublin and other facilities, warehousing and ancillary offices spread across the country. Our largest facility is combined over two leased buildings totaling approximately 115,000 sqft of space and encompasses warehouses, a packhouse and offices in Swords, Co. Dublin.
Spain & Portugal
We have 26 facilities in Spain and two in Portugal with the main operations being in Madrid (approximately 73,000 sqft), Barcelona (93,000 sqft) and the Spanish head office in Alicante (47,000 sqft). These facilities are generally warehousing, ripening rooms, wholesale markets and ancillary offices. Three of the facilities are owned and all remaining facilities are leased.
The Netherlands
We operate out of a number of facilities across the Netherlands with large warehousing and office spaces in Bleiswijk, Poeldijk and Venlo, and smaller office and warehousing spaces in Rotterdam, Zeewolde and Dronten. We also operate a packing and cold storage facility for berries in Helenaveen. The facilities in Poeldijk are owned and all other facilities are leased.
Other Eurozone
In France, we operate three facilities that consist of administration offices, and ripening and distribution facilities. We operate additional ripening facilities in Stelle, Germany, and Calcio and Guidonia, Italy. The largest of which is Calcio at 81,000 sqft. We also have sales and administration offices across the Eurozone, including in Calcio, Italy, Athens, Greece and Hamburg, Germany and operate out of a small port terminal office in Antwerp, Belgium, in support of our shipping operation.
Non-Eurozone
The main non-Eurozone countries we operate in are as follows:
Sweden
We primarily operate from owned facilities in Helsingborg which include offices and warehouses including automated packing and sorting facilities and ripening rooms (254,000 sqft). We operate other, smaller facilities across Sweden, including production and processing plants, other ripening rooms as well as warehousing and office space.
Denmark
The main Danish facility is an owned facility located in Køge (143,000 sqft) and consists of a warehouse, picking and packing area, office space, and avocado and mango ripening facilities. There is a second owned facility in Aarhus that is 50,000 sqft and used for banana ripening and cross docking.

U.K.
Across England, Scotland, Wales and Northern Ireland, we operate our U.K. head office and other buildings which include both warehousing and ancillary offices. The largest facilities are in Spalding (60,000 sqft owned facility) and Bristol (60,000 sqft leased facility), both of which are foodservice and wholesale operations.
Czech Republic
The Headquarters for our Czech operations are based in Brno (215,000 sqft owned facility) which includes office space, warehouses, banana ripening rooms, cold storage and logistics. There are five other locations which include warehouses, and leased and owned farm land primarily used for vegetables (840 acres) . Our Czech operating company also has a 120,000 sqft leased facility in Bratislava in Slovakia used for general wholesaling.
Rest of World
We have facilities spread across the rest of the world, with some locations owned directly and others owned through our JV partners and equity method investments. This includes 825 acres of owned and 1,650 acres of leased vineyards and orchards in South Africa, offices and warehouses across India, and certain sales offices in Dubai, Australia and Hong Kong.
We also own a fleet of seven self-sustained refrigerated container carriers and six pallet-friendly conventional refrigerated ships with container-carrying capacity on deck. We operate the seven container vessels and four of the pallet friendly vessels ourselves, and charter the remaining two pallet vessels to a third party. The seven container vessels operate on three services from Central and South America to the U.S. East Coast, U.S. Gulf region and U.S. west Coast, while the four pallet friendly vessels operate a single service between Central and South America, Puerto Rico and Belgium. We also lease or own a fleet of 16,430 reefer containers, 733 dry containers, approximately 5,555 chassis and 4,516 gensets that support our shipping operations.
Item 4.A.    Unresolved Staﬀ Comments
None.
Item 5.        Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition, results of operations and notes to the consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors”.
Executive Overview
We are the global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the leaders in Value Added salads and Fresh Packed vegetables in the U.S. and have an increasing presence in categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” for a more detailed description of our products and services offered.
Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically-integrated business that includes our own production and sourcing capabilities as well as control over areas of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with our on-the-ground local expertise, presence and distribution network, allows us to market a diverse and differentiated set of global products within the local territories we serve. Additionally, our owned acreage, combined with a multi-continental sourcing model, provides operating flexibility and product availability throughout the year. Within many territories in Europe, we operate a partnership model with grocery retail customers, offering fresh produce management solutions and, in some cases, managing entire categories within their stores.
Acquisition of Legacy Dole and IPO Transaction
Dole plc is a newly formed entity, as a result of the combination of Total Produce and Legacy Dole that occurred on July 29, 2021. Total Produce is deemed to be the accounting acquirer in the Merger. Accordingly, Total Produce’s historical financial statements are the historical financial statements of Dole plc, and the financial statements for the year ended December 31, 2021 include results for Legacy Dole from the Acquisition Date through December 31, 2021. Prior to the Merger, Total Produce had a 45.0% equity interest in Legacy Dole. As such, many of the changes in operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020 are due to the Merger and the inclusion of consolidated Legacy Dole results, as compared to the prior 45.0% pick-up of Legacy Dole’s earnings as an equity method investment.
As a result of the Merger, Dole has allocated the purchase price to the individually identifiable assets acquired and liabilities assumed of Legacy Dole, based on preliminary estimated fair values on the Acquisition Date. The preliminary estimated fair values are subject to change as the Company finalizes its valuations. The excess of the purchase price over these fair values was recorded as goodwill. As a result of the purchase price allocation, Dole recorded $274.0 million of goodwill, $310.7 million of intangible assets, $1.3 billion of property, plant and equipment, $1.3 billion of other assets, $1.4 billion of debt and $1.3 billion of other liabilities in the consolidated balance sheets as of the Acquisition Date. Of the debt assumed, $1.2 billion was paid down on August 3, 2021. In addition, previously uncapitalized pineapple and banana costs were included within inventory and property, plant and equipment to recognize the fair value of biological assets. The fair value will be recognized to cost of sales on a straight-line basis over the life of the assets. For the year ended December 31, 2021, Dole recognized incremental charges to cost of sales related to this uplift and finished goods inventory of $65.9 million.
Dole has been re-organized into the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. The Fresh Fruit and Fresh Vegetable segments are Legacy Dole historical segments and do not include results from Total Produce, while Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW segments include the results of both historical companies.
Impact of COVID-19 Pandemic
The COVID-19 pandemic has not had a material impact on the Company’s liquidity position and it is not expected to have a material impact in the future. We implemented initiatives and took actions to protect the business and mitigate cash outflows due to COVID-19, with a deferral of some non-essential capital expenditures and curtailment of discretionary costs.
While the impacts of COVID-19 are expected to continue to have some effect on business, the extent of the impact will depend on future developments, including the duration of the pandemic and related government restrictions, all of which are uncertain and cannot be predicted.
For more information, see “Item 3D. Risk Factors—Public health outbreaks, epidemics or pandemics, including the global COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations”.
Produce Recalls and Plant Suspensions
In December of 2021, we announced a voluntary recall for all packaged salads processed at our Bessemer City, North Carolina and Yuma, Arizona plants due to possible health risk from Listeria monocytogenes. We temporarily suspended operations at both plants to facilitate proper investigation and sanitation procedures. Subsequently, in January of 2022, we issued another recall of certain packaged salads that were processed at our Springfield, Ohio and Soledad, California plants containing product harvested using a specific piece of equipment due to a possible contamination of that equipment by Listeria occurring in the natural environment. Operations were not suspended at the Soledad and Springfield locations as a result of the recalls.
Incremental costs as a result of these recalls and plant suspensions include costs for the disposal of affected inventory and packaging, reimbursements to customers, penalties charged by customers, direct labor and benefits, freight for redirecting trucks carrying affected products, legal considerations and incremental sanitization procedures. The known and expected impact of these one-off exceptional costs for the 2021 recall and plant suspensions is estimated at $17.6 million for the Fresh Vegetables segment.
Total expected exceptional one-off costs in fiscal year 2022 related to the recalls and plant suspensions are approximately $15.0 million. However, the total impact of both recalls and the plant suspensions is uncertain and may be subject to change based on newly identified facts, penalties or other potential claims.
For more information, see “Item 3D. Risk Factors—We are subject to the risk of product contamination and product liability claims”.
Increased Logistics and Commodity Costs and Inflation
Our business is heavily dependent on raw materials and other inputs, such as fuel, containerboard, fertilizers, plastic resins and other commodity costs used in the growing, packaging, manufacturing and distribution of products. Changes in the costs of raw materials and other inputs have historically impacted and are expected to continue impacting company profitability. Increases in commodity costs have in the past resulted in, and may in the future result in, price increases in our portfolio of products to mitigate the impact of such increased costs.
Shipping and inland logistics are of significant importance to our business, and as a result, the cost and availability of shipping and inland logistics are critical variables that impact sales volumes and operating margins. We manage our exposure to this variability on the shipping side by owning and operating our own vessels. Our vessels support a large portion of volume in the Fresh Fruit reporting segment and also provide additional insulation via our commercial cargo business, which typically performs strongest when the demand for and cost of shipping is at its highest. However, both within the Fresh Fruit segment and in other reporting segments, we also rely on third party shipping and logistics services. Reduced capacity in inland logistics, supply chain congestion at ports and other terminals, and imbalances in supply and demand have together resulted in material inflation developing for these activities since the onset of the COVID-19 pandemic. Inflation has further escalated over the year ended December 31, 2021 and we are actively engaging with our customers to adjust pricing where possible to account for these increased costs. If Dole is unable to increase pricing to reflect these increased costs, unable to secure consistent supply of logistics services or cannot offset additional costs with additional profit in its commercial cargo business, profit margins will be adversely affected.
For more information, see “Item 3D. Risk Factors—Global Economic and Market Risks”.

A.Operating Results.
Selected results of operations for the year ended December 31, 2021 and December 31, 2020 were as follows:

	Year Ended
	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Revenues, net	$6,454,402	$4,345,939
Cost of sales	(6,105,271)	(4,012,348)
Gross profit	349,131	333,591
Selling, marketing, general and administrative expenses	(349,769)	(264,844)
Merger, transaction and other related costs	(30,072)	(396)
Gain on disposal of businesses	11	—
Impairment of property, plant and equipment	—	(1,210)
Gain on asset sales	581	—
Operating income (loss)	(30,118)	67,141
Other income (expense), net	8,658	(119)
Interest income	3,938	2,604
Interest expense	(27,030)	(10,523)
Income (loss) before income taxes and equity earnings	(44,552)	59,103
Income tax benefit (expense)	13,333	(18,130)
Equity in net earnings of investments accounted for under the equity method	48,027	30,279
Net income	16,808	71,252
Less: Net income attributable to noncontrolling interests	(24,027)	(18,764)
Net income (loss) attributable to Dole plc	$(7,219)	$52,488
The following provides an analysis of consolidated operating results in comparison to the prior year. The current year operations were impacted by a number of significant factors, including the results of the acquisition of Legacy Dole and related merger, transaction and other related costs, inflationary pressures and increased commodity costs. As discussed above, the operating results for the year ended December 31, 2021 include the results of Legacy Dole only from July 29, 2021 to December 31, 2021. Management has analyzed the significant drivers of consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance.
Revenues, Net
Total revenues for the year ended December 31, 2021 increased 49%, or $2.2 billion, to $6.5 billion from $4.3 billion for the year ended December 31, 2020, primarily due to the impact of $1.9 billion in revenue from Legacy Dole from the Acquisition Date. Other step-up acquisitions of shareholdings in equity method investments resulted in an increase in revenue of $44.0 million. This increase was partially offset by an $70.4 million decrease in revenue from the disposal of subsidiaries during 2021.
Revenues also increased due to a $186.0 million favorable impact from the weakening of the U.S. dollar, primarily against the euro, Swedish krona and British pound sterling, and an increase in food service channel activity due to the general easing of COVID-19 restrictions.
Cost of Sales
Cost of sales for the year ended December 31, 2021 increased 52%, or $2.1 billion, to $6.1 billion from $4.0 billion for the year ended December 31, 2020, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s cost of sales for the year ended December 31, 2021 were $1.9 billion, which includes $65.9 million of incremental charges on biological assets and inventory related to the purchase price allocation and valuation of Legacy Dole net assets. See Note 4 “Business Combination & Transaction” to the consolidated financial statements included herein for additional detail. Cost of sales for Legacy Dole was negatively impacted by the December packaged salads recall and plant suspensions described above. In addition, cost of sales for the Company increased due to an unfavorable impact from the weakening of the U.S. dollar, primarily against the euro, Swedish krona and British pound sterling, and increases in costs of fruit, transportation and labor.
Selling, Marketing and General and Administrative Expenses
Selling, marketing and general and administrative (“SMG&A”) expenses for the year ended December 31, 2021 increased 32%, or $85.0 million, to $349.8 million from $264.8 million for the year ended December 31, 2020, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s SMG&A expenses for the year ended December 31, 2021 were $59.8 million. The increase is also attributable to an unfavorable impact from foreign currency translation, due to the weakening of the U.S. dollar against the euro, Swedish krona and British pound sterling, and an increase in insurance costs, employee wages and salaries and professional fees, as well as travel and entertainment costs with the easing of COVID-19 restrictions. This was partially offset by lower bad debt charges.
Merger, Transaction and Other related costs
Merger, transaction and other related costs were $30.1 million for the year ended December 31, 2021, attributable to the acquisition of Legacy Dole and subsequent IPO. The costs primarily consist of fees to third party firms for underwriting, legal and other advisory services. Merger, transaction and other related costs for the year ended December 31, 2020 were not material.
Operating Income (Loss)
For the year ended December 31, 2021, operating income decreased 145%, or $97.2 million, to a loss of $30.1 million from income of $67.1 million for the year ended December 31, 2020. The decrease in operating income was primarily driven by incremental charges on biological assets and inventory of $65.9 million related to the purchase price allocation and valuation of Legacy Dole net assets. The decrease is also due to merger, transaction and other related costs related to the IPO and Merger, incremental costs from the December packaged salads recall and plant suspensions and increased SMG&A expenses.
Other Income (Expense), Net
For the year ended December 31, 2021, other income (expense), net, was income of $8.7 million, compared to expense of $0.1 million for the year ended December 31, 2020. The change in other income (expense), net, was primarily attributable to unrealized gains related to foreign borrowings of $5.5 million and higher rental income of $2.5 million in comparison to prior-year.
See Note 7 “Other Income (Expense), Net” to the consolidated financial statements included herein for additional detail on the components of other income (expense), net.
Interest Expense
Interest expense for the year ended December 31, 2021 increased to $27.0 million, compared to $10.5 million for the year ended December 31, 2020. Interest expense increased primarily due to additional debt related to the acquisition of Legacy Dole.
Income Taxes
The Company recorded an income tax benefit of $13.3 million on $44.6 million of loss before income taxes and equity earnings for the year ended December 31, 2021, reflecting a 29.9% effective tax rate for the year. Income tax expense was $18.1 million on $59.1 million of income before income taxes and equity earnings for the year ended December 31, 2020, reflecting a 30.7% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. federal and state. For the year ended December 31, 2021, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. Global Intangible Low-Taxed Income (“GILTI”), nondeductible transaction costs, a decrease in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory rate. For the year ended December 31, 2020, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to nondeductible expenses, an increase in valuation allowances on deferred tax assets and due to the mix of operations in foreign jurisdictions.

The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and foreign net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain foreign and U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. In addition, the foreign subsidiaries do not maintain significant cash or cash equivalent balances, and to the extent they do, such balances are not expected to be repatriated.
See Note 9 “Income Taxes” to the consolidated financial statements included herein for additional information.
Equity in net earnings of investments accounted for under the equity method
Earnings from equity method investments for the year ended December 31, 2021 increased to $48.0 million, compared to $30.3 million for the year ended December 31, 2020. This increase was attributable to several factors, including an increase of $13.3 million related to the equity earnings, net of tax, from the Legacy Dole investment recognized up to the Acquisition Date. Even though the Company’s earnings from equity method investments only includes the pick-up of approximately seven months of Legacy Dole results in comparison to the prior-year, the Legacy Dole business had strong performance through the Acquisition Date, which drives this increase. Earnings from equity method investments were also impacted by a $7.7 million gain from the step-up acquisition of other equity method investments becoming subsidiaries and a $1.1 million gain on the disposal of certain equity method investments. These gains were offset by a net $4.0 million loss from the step-up acquisition of Legacy Dole and a $0.3 million decrease in equity earnings from other equity method investments.
Net income attributable to noncontrolling interests
Net income attributable to noncontrolling interests for the year ended December 31, 2021 increased to $24.0 million compared to $18.8 million for the year ended December 31, 2020. The increase was primarily due to the higher share of earnings from subsidiaries that are not wholly-owned, particularly in Europe, and also to the share of earnings attributable to new noncontrolling interests arising on acquisition.
Segment Operating Results
Dole plc has been re-organized into the following segments of the Company – Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases. Prior to the acquisition of Legacy Dole, Total Produce considered its 45.0% share in Legacy Dole to be a reportable segment. As such, balances prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported. In addition, for the year ended December 31, 2021, the Fresh Fruit and Fresh Vegetable segment consist of only Legacy Dole.
Fresh Fruit: The Fresh Fruit reportable segment sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce from third party growers or Dole-owned farms through retail, wholesale and food service channels globally.

Fresh Vegetables: The Fresh Vegetables reportable segment sells Value Added salads, which includes salad and meal kits, and Fresh Packed vegetables, which includes produce like iceberg, romaine, leaf lettuces and celery. These products are sourced from North America, and substantially all sales are generated in North America.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the primary financial measures.
Dole and its chief operating decision makers, Dole’s Chief Executive Officer and Chief Operating Officer, use Adjusted EBITDA as its primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA by segment is not calculated or presented in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), but it is presented in conformity with Accounting Standards Codification 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies.
Adjusted EBITDA is reconciled below to net income by (1) adding the income tax expense or subtracting the income tax benefit; (2) adding interest expense; (3) adding depreciation charges; (4) adding amortization charges; (5) adding merger, transaction and other related costs; (6) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (7) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated borrowings; (8) adding or subtracting fair value movements on contingent consideration; (9) adding impairment charges on property, plant and equipment; (10) adding or subtracting asset write-downs, net of insurance proceeds; (11) adding incremental costs for produce recalls and related costs; (12) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (13) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (14) subtracting the gain or adding the loss on the disposal of business interests; (15) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (16) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; and (17) adding restructuring charges. It also includes the Company’s share of these items within equity method investments.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Year Ended
	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Segment Revenue:
Fresh Fruit	$1,133,038	$—
Diversified Fresh Produce - EMEA	3,383,009	3,119,746
Diversified Fresh Produce - Americas & ROW	1,465,025	1,226,193
Fresh Vegetables	510,687	—
Total segment revenue	6,491,759	4,345,939
Intersegment revenue	(37,357)	—
Total consolidated revenue, net	$6,454,402	$4,345,939

Segment Adjusted EBITDA:
Fresh Fruit	$26,965	$—
Diversified Fresh Produce - EMEA	128,098	105,089
Diversified Fresh Produce - Americas & ROW	41,737	32,335
Fresh Vegetables	(27)	—
Legacy Dole	93,353	114,117
Total consolidated Adjusted EBITDA:	$290,126	$251,541
Adjustments:
Income tax benefit (expense)	13,333	(18,130)
Interest expense	(27,030)	(10,523)
Depreciation	(61,551)	(24,634)
Amortization of intangible assets	(11,404)	(11,548)
Merger, transaction and other related costs	(30,072)	(396)
Net unrealized (loss) on derivative instruments	(1,257)	(633)
Net unrealized gain on foreign currency denominated borrowings	5,453	—
Fair value movements on contingent consideration	(1,036)	(519)
Impairment of property, plant and equipment	—	(1,210)
Asset write-downs, net of insurance proceeds	(623)	—
Produce recall costs	(17,649)	—
Fair value (loss) of Legacy Dole acquisition	(4,023)	—
Fair value gain of other acquisitions	7,670	—
Gain on disposal of equity method investments	1,096	—
Gain on disposal of businesses	11	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	(65,916)	—
Restructuring costs	(3,172)	—
Items in earnings for equity method investments:
Dole’s share of depreciation	(30,390)	(45,135)
Dole’s share of amortization	(3,218)	(2,895)
Dole’s share of income tax expense	(27,297)	(22,329)
Dole’s share of interest expense	(18,282)	(34,631)
Dole’s share of other items	2,039	(7,706)
Net income	$16,808	$71,252
Adjusted EBITDA is not a substitute for net income (loss) attributable to Dole plc, net income (loss), cash flows from operating activities or any other measure prescribed by U.S. GAAP.

Fresh Fruit
Fresh Fruit revenues for the year ended December 31, 2021 were $1.1 billion and comprised of only five months of Legacy Dole activity post-Acquisition. Fresh Fruit revenue was negatively impacted by a decrease in volumes of bananas sold in European and North American markets as well as by pricing pressures on pineapples in all markets. These negative impacts were partially offset by positive pricing for North American bananas, increased volumes of pineapples sold and growth in the commercial cargo business.
Fresh Fruit Adjusted EBITDA for the year ended December 31, 2021 was $27.0 million and comprised of only five months of Legacy Dole activity post-Acquisition. Fresh Fruit Adjusted EBITDA was primarily negatively impacted by higher cost of fruit and other supply chain costs as a result of the continued impact of the prior year hurricanes in Honduras and Guatemala. In addition, Fresh Fruit experienced increased costs in inland transportation in North America and higher costs of packaging and agricultural chemicals.
Diversified Fresh Produce – EMEA
Diversified Fresh Produce – EMEA revenues for the year ended December 31, 2021 increased 8%, or $263.3 million, to $3.4 billion from $3.1 billion for the year ended December 31, 2020. Revenues increased primarily due to a favorable impact of $180.0 million from foreign currency translation, as a result of the weakening of the U.S. dollar against the euro, Swedish krona and British pound sterling, and from the acquisition of Legacy Dole, whose Diversified Fresh Produce – EMEA results of $79.6 million for the year ended December 31, 2021 are not reflected in the prior year. In addition, Diversified Fresh Produce – EMEA revenue was positively impacted by a $33.0 million increase from additional step-up acquisitions and an increase in volumes, primarily in northern Europe. These increases were partially offset by an $70.4 million decrease in revenue from the disposal of subsidiaries during 2021.
Diversified Fresh Produce – EMEA Adjusted EBITDA for the year ended December 31, 2021 increased 22%, or $23.0 million, to $128.1 million from $105.1 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily a result of strong performance from the Company’s Ireland, U.K. and Scandinavia operations, as well as from the Brazilian export business. The Company’s operations in the Netherlands also performed well due to the success of prior year restructuring programs. Additionally, foreign currency translation had a positive impact on Adjusted EBITDA due to the weakening of the U.S. dollar against the euro, Swedish krona and British pound sterling.
Diversified Fresh Produce – Americas & ROW
Diversified Fresh Produce – Americas & ROW revenues for the year ended December 31, 2021 increased 19%, or $238.8 million, to $1.5 billion from $1.2 billion for the year ended December 31, 2020. Revenues increased primarily due to the acquisition of Legacy Dole, whose Diversified Fresh Produce – Americas & ROW results of $220.3 million are not reflected in the prior year, as well as the additional step-up acquisitions that accounted for $11.0 million of the increase.
Diversified Fresh Produce – Americas & ROW Adjusted EBITDA for the year ended December 31, 2021 increased 29%, or $9.4 million, to $41.7 million from $32.3 million for the year ended December 31, 2020. Adjusted EBITDA increased primarily due to the acquisition of Legacy Dole, which had a strong performance post-Acquisition, most notably with berries in North America and cherries in Chile. This increase was partially offset by challenges for North American export operations, primarily due to port congestion, as well as due to lower gross margins on staple products like potatoes, onions and citrus following a strong performance in the prior year.
Fresh Vegetables
Fresh Vegetables revenues for the year ended December 31, 2021 were $510.7 million and comprised of only five months of Legacy Dole activity post-Acquisition. Fresh Vegetables revenue was negatively impacted by the packaged salads recall and plant suspensions in December, which led to a substantial decrease in volumes of Value Added products at the end of the year. It also was negatively impacted by an overall decrease in volumes and pricing in Fresh Packed products due to a combination of difficult growing conditions and planned volume reductions. These decreases were partially offset by strong pricing in Value Added products.
Fresh Vegetables Adjusted EBITDA for the year ended December 31, 2021 was de minimis and reflects five months of Legacy Dole activity post-Acquisition. Fresh Vegetables Adjusted EBITDA was negatively impacted by the packaged salads recall and plant suspensions in December, inflationary pressures on freight, packaging and labor costs and by quality and yield challenges which impacted vegetable costs in the period. These increases in costs were partially offset by lower SMG&A expenses.

Legacy Dole
Legacy Dole Adjusted EBITDA represents the Adjusted EBITDA in the years ended December 31, 2021 and December 31, 2020 attributable to Legacy Dole when it was an equity method investment of the Company, prior to the step-up acquisition on July 29, 2021. Legacy Dole Adjusted EBITDA for the year ended December 31, 2021 decreased 18%, or $20.7 million, to $93.4 million from $114.1 million for the year ended December 31, 2020. Legacy Dole Adjusted EBITDA decreased due to only seven months of activity in the current year in comparison to a full year of activity in the prior year, partially offset by strong results in the first half of fiscal year 2021.
B.    Liquidity and capital resources.
Overview
The primary purpose of Dole’s financial management strategy is to maintain adequate capital resources to meet financial obligations, optimize capital structure in order to maximize shareholder value and maintain the desired financial flexibility to execute strategic initiatives.
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds both domestically and internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included debt service, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
Based on expected cash flow from operating activities over the next year, Dole believes its working capital, as an indicator of its ability to satisfy short-term obligations, is sufficient. Beyond the upcoming year, Dole believes that cash flows from operating activities, available cash and cash equivalents and access to borrowing facilities will be sufficient to fund any future capital expenditures, debt service, dividend payments and other capital requirements going forward.
Cash Flows
The following table summarizes Dole’s consolidated cash flows for the year ended December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Cash flow provided by (used in):
Operating activities	$16,379	$144,573
Investing activities	82,816	(25,596)
Financing activities	(1,343)	(100,584)
Foreign currency impact	(7,794)	12,533
Net increase in cash	$90,058	$30,926
Cash and cash equivalents, beginning	$160,503	$129,577
Cash and cash equivalents, ending	$250,561	$160,503
Cash flow provided by operating activities was $16.4 million for the year ended December 31, 2021, compared to cash flow provided by operating activities of $144.6 million for the year ended December 31, 2020. The decrease in cash flow provided by operating activities was due to higher sales in the fourth quarter, timing of inventory, increases in volume and cost of inventory supply reserves, including paper, timing of payables, as well as higher payments of transaction costs related to the IPO and Acquisition, and higher income tax and interest payments due to the addition of Legacy Dole after the Acquisition Date.
Cash flow provided by investing activities was $82.8 million for the year ended December 31, 2021, compared to cash flow used in investing activities of $25.6 million for the year ended December 31, 2020. The increase in cash flow provided by investing activities was primarily due to the cash acquired upon the acquisition of Legacy Dole, as well as higher proceeds from insurance and the sale of assets due to the addition of Legacy Dole. The increase is partially offset by higher capital expenditures also due to the addition of Legacy Dole.

Cash flow used in financing activities was $1.3 million for the year ended December 31, 2021, compared to cash flow used in financing activities of $100.6 million for the year ended December 31, 2020. The decrease in cash flow used in financing activities was primarily attributable to the proceeds from the issuance of share capital and the debt raise as part of the Transaction, partially offset by higher debt repayments (net of borrowings), which was also part of the Transaction, and higher dividends paid year over year.
Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the balance sheet.
The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Cash and cash equivalents	$250,561	$160,503
Debt:
Long-term debt, net	(1,297,808)	(314,840)
Notes payable and current portion of long-term debt, net	(51,785)	(20,748)
Bank overdrafts	(9,395)	(11,243)
Total debt, net	(1,358,988)	(346,831)
Less: Debt discounts and debt issuance costs	(21,063)	—
Total gross debt	(1,380,051)	(346,831)
Net debt	$(1,129,490)	$(186,328)
On March 26, 2021, the Company entered into the Credit Agreement, which provides for a revolving credit facility (“the Revolving Credit Facility”), available to Total Produce and its co-borrowers. The Revolving Credit Facility refinanced $524.0 million of previous existing revolving credit facilities available to Total Produce and a number of its subsidiaries. The Revolving Credit Facility was later increased to $600.0 million to be available to Dole plc and a number of its subsidiaries, upon completion of the Merger.
The agreement also provides for a new Term Loan A Facility of $300.0 million and Term Loan B Facility of $540.0 million (together, the “Term Loan Facilities”). The proceeds from the Term Loan Facilities were used to refinance existing credit facilities and senior secured notes of Legacy Dole. Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $1.1 billion as of December 31, 2021.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
Both cash and debt are denominated in various currencies, though primarily in the U.S. dollar, euro, British pound sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 14 “Notes Payable, Bank Overdrafts and Long-Term Debt” to the consolidated financial statements included herein for additional detail on the Company’s debt.

Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of December 31, 2021 and December 31, 2020 was as follows:

	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Cash and cash equivalents	$250,561	$160,503
Lines of credit	483,003	515,750
Total available liquidity	$733,564	$676,253
Material Cash Requirements
Capital Expenditures
Capital expenditures are cash outflows or commitments that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the year ended December 31, 2021 were $65.4 million compared to $23.2 million for the year ended December 31, 2020. The increase is due to the addition of Legacy Dole capital expenditures after the Acquisition Date. As indicated by the expenditures in the year ended December 31, 2021 as compared to December 31, 2020, Legacy Dole typically engages in more capital intensive activity than Legacy Total Produce, due to the purchase and maintenance of company-owned farms and production, as well as the commercial cargo business which requires maintenance of company-owned vessels.
Principal capital expenditures planned for 2022 consist primarily of ongoing reinvestments in existing farming assets and new production in Costa Rica, Honduras, Ecuador, Chile and South Africa. Capital expenditure are also planned for renovation, improvement and expansion in manufacturing, warehouse and ripening facilities in the U.S., Chile, Mexico, South Africa, Sweden, Ireland and mainland Europe. The Company expects to fund these capital expenditures through operating cash flows and existing bank borrowings. Budgeted capital expenditures are not contractual and planned projects can be scaled back if determined necessary.
Contractual Commitments
The following table sets forth Dole’s contractual maturities of certain commitments as of December 31, 2021:

	Contractual Maturity
	2022	Thereafter
	(U.S. Dollars in thousands)
Debt and bank overdrafts	$60,954	$1,319,097
Estimated interest payments[1]	26,873	107,663
Operating lease obligations	86,182	340,079
Accrued income taxes[2]	5,415	40,588
Purchase commitments:
For ensuring a steady supply of inventory[3]	957,535	1,944,381
For fixed assets and other	12,189	739
Total	$1,149,148	$3,752,547
(1) Interest payments are calculated for debt based on applicable rates and payment dates. For variable-rate debt, the December 31, 2021 rate has been assumed for all years presented.
(2) Liabilities of $58.4 million for unrecognized tax benefits plus accrued interest and penalties has been excluded from the table above. At this time, the settlement period for unrecognized tax benefits cannot be determined. In addition, any payment related to unrecognized tax benefits may be partially or fully offset by reductions in payments in other jurisdictions.
(3) In order to secure sufficient product, packaging, agrochemicals and other supplies to meet demand and maximize volume incentive rebates, the Company has historically entered into non-cancelable agreements with independent vendors and growers for purchases in the normal course of business.
Timing of payments for the above contractual obligations is based on payment schedules for those obligations where set payments exist. For other obligations with no set payment schedules, estimates for the most likely timing of cash payments have been made. The ultimate timing of these future cash flows may differ from the estimates.

Information regarding pension commitments and funding requirements is not included in the table above. The level of contributions to pension plans is determined according to statutory minimum funding requirements, as well as Dole’s own policies. Depending on the country and the plan, the funding level is monitored periodically and the contribution amount amended appropriately. Consequently, the amounts that might become payable in the future cannot be estimated with certainty. In the year ended December 31, 2021, employer contributions to defined benefit pension plans and defined contribution pension plans amounted to $28.8 million. Contributions to defined benefit pension plans for the year ended December 31, 2022 are estimated to be approximately $17.7 million. Refer to Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for further information on employee benefit obligations.
In addition, Dole’s current capital allocation priorities are focused on investing wisely to support growing both its business operations and dividend payment. On December 2, 2021, the Board of Directors of Dole plc declared a cash dividend for the third quarter of $0.08 per share. The dividend was subsequently paid on January 7, 2022 for a total payment of $7.6 million. On March 14, 2022, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of $0.08 per share, to be paid on April 12, 2022. The Company expects to pay dividends from funds received from subsidiary operations which may be restricted as a result of the laws of their jurisdiction or organization. The Company does not intend to change its dividend policy in the near or long term, but it may not pay dividends according to the policy, or at all, as determined at the discretion of the board of directors, acting in compliance with applicable laws and contractual restrictions.
Dole expects to fund contractual obligations and other expected capital commitments with existing cash, cash flows from operations, and available borrowings when necessary, and believes it has sufficient sources of liquidity to do so.
Contingencies and Guarantees
In connection with certain acquisitions, the Company has issued contingent consideration through earn-out agreements in which Dole is subject to making future payments that are contingent on the acquiree or investment achieving certain financial targets. As of December 31, 2021, the fair value of contingent consideration arrangements amounted to $7.3 million, expected to be paid from 2022 to 2028.
Dole has certain noncontrolling interests (“NCI”) that contain put options for the related subsidiary, which obligate the Company to acquire the NCI’s shareholding in the subsidiary at a future date upon exercise. The exercise prices of the put options are based on future earnings of the underlying subsidiary and classified as redeemable NCI in mezzanine equity. As of December 31, 2021, the carrying value of redeemable NCI was $32.8 million with a total redemption value of $36.8 million, had the options been exercised at December 31, 2021.
As of December 31, 2021, Dole was contingently liable for guarantees of indebtedness owed by third parties and equity method investees of $68.8 million and $13.9 million, respectively. These guarantees are typically issued in respect of bank borrowings and trading obligations arising in the ordinary course of business, have various terms and are not individually significant. These amounts represent the maximum potential future payments that Dole could be required to make under the guarantees. However, management has concluded that the likelihood of any significant amounts being paid by Dole under these guarantees is not likely.
In addition to those already described, Dole is subject to various contingencies with respect to taxes, labor, litigation and other claims that arise in the normal course of business. Contingencies contain inherent uncertainties and to the extent that management believes these contingencies will probably be realized, a liability has been recorded in the consolidated balance sheets. Based on information currently available to the Company, and legal advice, Dole believes other such items will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements. Refer to Note 19 “Commitments and Contingencies” to the consolidated financial statements included herein for further detail on Dole’s contingencies.
Off-Balance Sheet Arrangements
Dole manages the credit risk of a portion of its trade receivables through the use of non-recourse trade receivables arrangements with a total facility amount of $108.5 million. Under the terms of these arrangements, the Company has transferred substantially all of the credit risk of the trade receivables which are subject to these arrangements. As of December 31, 2021, trade receivables amounting to $54.8 million have been derecognized.
Dole expects to continue to utilize existing non-recourse trade receivables arrangements and plans to enter into additional arrangements in 2022.

Refer to Note 8 “Receivables and Allowances for Credit Losses” to the consolidated financial statements included herein for further detail on the current non-recourse trade receivables arrangements.
The Company does not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future impact to the consolidated financial statements.
C.    Research and development, patents and licenses, etc.
Dole’s research and development programs are an important mechanism through which best agronomic and sustainable practices can be assured and through which insights can be leveraged and innovations developed. Dole’s focus lies predominantly on sustaining the productivity of company-owned agricultural lands, food safety, nutrition science, product quality, value added product development and packaging design. Current and historical research and development costs incurred by the Company are not material. Refer to Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements included herein for further detail.
Across the Supply Chain
Dole’s agricultural research is directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production (such as development of specifically adapted plant varieties, land preparation, fertilization, cultural practices, pest and disease control, post-harvesting, handling, packing and shipping procedures) and includes on-site technical services and the implementation and monitoring of recommended agricultural practices.
Research efforts are also directed towards integrated pest management and biological pest control. Dole recently announced a strategic partnership with Elo Life Systems, a food and agricultural biotechnology company with a mission to create novel products that enhance the nutrition and diversity of the global food supply. Together, the companies aim to develop multiple new banana varieties, including based on Cavendish, with resistance to fungal diseases such as TR4.
Dole develops specialized machinery for various phases of agricultural production and packaging that reduce labor costs, increase efficiency and improve product quality. Dole conducts agricultural research at field facilities primarily in California, Hawaii and Latin America.
In the Marketplace
Another component of Dole’s research and development practices is focused on identifying and addressing consumer needs. In 2021, the Company launched the Ministry Of Food, spanning ten European countries, dedicated to better reconciling the Company’s product portfolio with the modern needs and expectations of the average European consumer. Complementing additional localized market research efforts conducted throughout the year, this research feeds into new product development focused on meeting specific identified needs. Recent examples include the development and evolution of Value Added products, such as Ready To Eat and Meal Kit offerings and the development of IT and distribution solutions for direct to consumer services.
Research and development also has an important contribution to make in company efforts to improve sustainability. In developing recyclable and compostable packaging solutions in Ireland, the U.K., the Netherlands, the U.S. and Canada, Dole is empowering consumers to make more responsible choices. The Company also continues to invest in evolving technologies in order to improve efforts to measure and manage the environmental impact of operations.
Trademarks and Trade Names
Dole has a number of additional license arrangements worldwide, none of which are material to the Company, individually or in the aggregate. The Company has sold the use of the DOLE brand in Asia, Australia and New Zealand for fresh fruit and worldwide for certain shelf-stable packaged food products and certain juice products.
The Total Produce and the Total Produce TOP brands are registered in a number of key markets across the world, including the European Union, the U.S., Canada, China, Australia and New Zealand. Throughout the Company, a number of additional registrations are held, none of which are material to the business as a whole.
D.    Trend information
As outlined in “Item 5A. Operating Results”, results of operations are affected by numerous factors, including the balance between the supply of and demand for products and competition from other fresh produce companies. Dole’s results of operations are also dependent on the ability to supply a consistent volume and quality of fresh produce to served markets. Set forth below are other general key factors that may have a significant impact on results of operations in the future and have impacted Dole’s historical results of operations.
Supply / Demand Management and Price Fluctuations
Matching marketplace demand with supply from Dole-owned farms and local and global producers is a core competency for the business. Fresh produce supply and demand management is complicated by the inherent perishability and relatively short shelf-life of these products and the influence of environmental factors beyond the Company’s immediate control. Unexpected weather events, for example, can impact demand and supply. A warm spell can drive strawberry sales, while persistent cold weather can reduce sales. Overly cold or overly warm weather can disrupt the timing of production or, when more severe, weather can limit yields and supply. Adverse weather may also impact supply chains, preventing Dole from procuring supplies necessary company operations and delivering products to customers. Outsized weather events and natural disasters (e.g., hurricanes in Honduras and extreme rainfall in Chile) may disrupt entire seasons of operations and can require significant investments in order to fund recovery. Prices and margins fluctuate accordingly. Supply planning traverses seasons and continents and is often conducted months in advance of sale, limiting the Company’s capacity to adjust volumes. However, because of the diversity of Dole’s customers and producers, as well as the ability to match longer term supply contracts with longer term sales contracts and shorter term supply with more market volumes and pricing, the Company is able to maintain important flexibility to manage operations.
Foreign Currency Fluctuations
Dole is exposed to purchases and sales transactions in several local currencies, primarily the U.S. dollar, euro, Swedish krona and British pound sterling. Refer to discussion above in “Item 5A Operating and Segment Results” as well as further discussion below in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” for additional information on foreign currency fluctuations.
Competitor Activity
By virtue of the geographic, product and sectoral diversity evident across the business, Dole’s operations are affected by the activities of a wide variety of competitors in different products and who focus on serving a variety of different sales channels. Competition can be regional or sector specific, can affect individual business units or can influence the wider marketplace. Increased competition, while typically lowering prices and margins in general, can also result in reduced volumes arising from the loss of key categories or customers.
Climate Change
Dole conducts business, grows produce and sources product in certain jurisdictions that have imposed, or are considering imposing, new or increased legal and regulatory requirements to reduce or mitigate the potential effects of climate change, including regulation of greenhouse gas emissions and potential carbon pricing programs. Compliance with these legal or regulatory requirements could result in increased costs and additional investment in facilities, equipment and process-improvement. However, the extent of the impact on Dole’s financial results, scope and timing of any new or increased regulation related to climate change is uncertain and cannot be estimated at this time.
In addition to the impacts for regulatory and compliance requirements, the Company expects to incur additional costs in connection with its commitment to and execution of its sustainability goals. The Company is currently developing sustainability goals for 2025 and 2030 with the help of third party consultants. At this time, the scope, timing and extent of additional expenditure for execution is uncertain and cannot be estimated. Refer to “Item 4b. Business Overview” for further detail on the Company’s plans for sustainability and environmental initiatives.
Regulatory Restrictions, Restrictions on Free Trade and Tariffs
International regulatory restrictions, the application of tariffs and restrictions on free trade by nations or trading blocs can influence the performance of the Company both directly, if sales are impacted by issues in a core market, and indirectly, if competitor volumes are diverted into core markets from markets where the Company does not compete as strongly. Restrictions vary but can take the form of outright bans on the imports of products, regulatory restrictions which preclude the importation of products grown outside of strict specifications or taxes applied to disincentivize importation from other countries. Dole’s exposure to regulatory restrictions or restrictions on free trade and tariffs will typically depend on the profile of any given business unit’s produce sales and customer base.

E.    Critical Accounting Estimates.
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company bases estimates on past experience and other assumptions that are believed to be reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. Actual results may differ from those estimates.
Critical accounting estimates are those that materially affect or could affect the consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates and their underlying nature, assumptions and inputs is essential when reviewing the consolidated financial statements of the Company. Management believes that the accounting estimates listed below are the most critical, as they involve the use of significant estimates and assumptions as described above.
See Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements included herein for more information on Dole’s accounting policies.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents amounts arising on the acquisition of subsidiaries or equity-accounted affiliates as a result of the fair value of consideration transferred exceeding the fair value of net identifiable assets and liabilities assumed in a business combination. Goodwill is allocated to reporting units and is not amortized but is tested annually for impairment on the first day of the fourth quarter each financial year and more frequently when events or changes in circumstance indicate that it may be impaired.
After the acquisition of Legacy Dole, the Company redefined its reporting units. Dole’s assets and liabilities and goodwill were reassigned to these redefined reporting units using a reasonable and supportable methodology. The Company evaluated the related impacted reporting units before redefining its reporting units and concluded the fair values of each reporting unit exceeded their carrying values.
During the annual goodwill impairment test, management assesses qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit with goodwill is less than its carrying value. Qualitative factors include, but are not limited to, industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit. If the results of the qualitative assessment indicate that is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is required for that reporting unit. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test.
For each reporting unit with goodwill, the Company elected to perform the qualitative assessment for fiscal year 2021. Based on the results of the qualitative impairment tests, it was determined that it was not more likely than not that the fair value was less than the carrying value for any reporting unit. Therefore, no additional quantitative impairment assessments were necessary and no impairment was recorded.
If quantitative impairment assessments of goodwill are necessary, the Company may use an income or market approach, or a combination thereof. Cash flow projections used in the fair value analysis are considered Level 3 inputs and generally consist of management’s estimates of revenue growth rates and profitability. The values applied to these key assumptions are generally derived from a combination of external and internal factors, based on past experience together with management’s future expectations about business performance. Discount rates used in the analysis are generally estimated by calculating a reporting unit-specific weighted average cost of capital to reflect the market assessment of risks specific to each reporting unit for which the cash flow projections have not been adjusted.
The Company’s other indefinite-lived intangibles are considered to have indefinite lives because they are expected to generate cash flows indefinitely. These indefinite-lived intangible assets are not amortized but are reviewed for impairment as of the first day of the fourth quarter of each fiscal year, or sooner if impairment indicators arise. To test these assets for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If this test indicates the fair value is less than the carrying amount, a quantitative assessment is performed. Alternatively, the qualitative impairment test may be bypassed and the Company may elect to perform a quantitative test. If quantitative impairment assessments are performed, Dole generally estimates the fair value of indefinite-lived intangible assets using a discounted cash flow approach.

For the 2021 annual impairment assessment of indefinite-lived intangible assets, the Company performed qualitative assessments. The Company believes the fair values of its indefinite-lived intangible assets exceed their carrying value. Therefore, no additional quantitative impairment assessments were necessary and no impairment was recorded.
As of December 31, 2021, management is not aware of any items or events that would cause an adjustment to the carrying value of goodwill and indefinite-lived intangible assets.
Income Taxes
Dole is subject to income taxes in Ireland, the U.S. and numerous other foreign jurisdictions. Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
Income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating the ability to recover deferred tax assets in the jurisdiction from which they arise, all available positive and negative evidence is considered, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, historical results are adjusted for the results of discontinued operations and assumptions about the amount of future state, federal and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates used to manage the underlying businesses.
The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company’s global operations. ASC 740 Income Taxes (“ASC 740”) states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. Dole (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when judgments change as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.
In the normal course of business, Dole and its respective subsidiaries are examined by various federal, state and foreign tax authorities. Management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, positions remain that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In addition, once the recognition threshold for the tax position is met, only the portion of the tax benefit that is greater than 50 percent likely to be realized upon settlement with a taxing authority is recorded. The impact of provisions for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations.
Pension and Other Post-Retirement Benefits
Dole has a number of pension and other post-retirement benefit plans globally, both qualified and nonqualified, covering some full-time employees. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. Pension costs and obligations are calculated based on actuarial assumptions including discount rates, compensation increases, expected return on plan assets, mortality rates and other factors.
Pension obligations and expenses are most sensitive to the expected return on pension plan assets and discount rate assumptions. Management determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years for the asset classes in which the plan’s assets are invested. In the absence of a change in our asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year.
For our funded U.S. plan, the 2021 pension expense was determined using an expected annual rate of return on plan assets of 5.00%. As of December 31, 2021, our U.S. pension plan investment portfolio was invested approximately 29% in equity securities and 71% in fixed income securities. A 25-basis point change in the expected rate of return on pension plan assets would impact 2021 annual pension expense by $0.2 million.
For our international plans outside the U.S., the 2021 pension expense was determined using an expected annual rate of return of plan assets of 2.85%. As of December 31, 2021, the investment portfolio of international pension plans was invested approximately 25% in equity securities, 27% in fixed income securities and 6% in real estate with the remainder in other investments. A 25-basis point change in the expected rate of return on pension plan assets would impact 2021 annual expense by $0.6 million.
For our pension plans, the discount rate is determined based on a hypothetical portfolio of high-quality, non-callable, zero-coupon bonds with amounts and maturities that match the projected future benefit payments from that plan. The weighted average discount rate of Dole’s U.S. pension plans was 2.62% for 2021. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the U.S. pension plans by $5.5 million and decrease the annual expense by $0.2 million. The weighted average discount rate of Dole’s international pension plans was 2.61% for 2021. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the international pension plans by $13.3 million and increase the annual expense by $0.3 million.
While management believes that the assumptions used are appropriate, actual results may differ materially from these assumptions. These differences may impact the amount of pension and other postretirement obligations and future expense. Refer to Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for additional details of our pension and other postretirement benefit plans.
Business Combinations
Dole allocates the purchase price of an acquired business to the identifiable assets acquired and liabilities assumed at the acquisition date based upon their estimated fair value. The excess of the purchase price over the amount allocated to the identifiable assets acquired and liabilities assumed, if any, is recorded as goodwill. Dole typically engages outside appraisal specialists to assist in the fair value determination of significant assets or liabilities. The preliminary purchase price allocation is adjusted as necessary up to one year after the acquisition closing date, as new information is identified about facts and circumstances that existed as of the closing date.
The purchase price allocation methodology contains uncertainties as it requires significant inputs and assumptions to estimate the fair value of assets acquired and liabilities assumed. Management or independent valuation specialists under management’s supervision estimates the fair value of assets acquired and liabilities assumed based on quoted market prices, the carrying value of the acquired assets and widely-accepted valuation techniques, including discounted cash flows.
Critical estimates in valuing intangible assets may include, but are not limited to, estimates about the expected future cash flows, the assets’ remaining economic life, arm’s length royalty rates, income tax rates and discount rates. As of the date of the acquisition of Legacy Dole, a royalty rate of 0.5%, an income tax rate of 24.0%, a long-term growth rate of 1.8% and a discount rate of 9.6% were used to value the acquired Legacy Dole brand. Estimates of fair value are based upon assumptions that management believes to be reasonable but which are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur and actual results may vary from estimated results.
If actual results are materially different than the assumptions used to determine fair value of the assets acquired and liabilities assumed through a business combination, it is possible adjustments to the carrying values of such assets and liabilities will have a material impact on the Company’s financial position and results of operations. See Note 4 “Business Combinations and Transactions” to the consolidated financial statements included herein for further detail on the Legacy Dole acquisition and for additional information around other business combinations, as well as Note 23 “Investments in Unconsolidated Affiliates” to the consolidated financial statements included herein for further detail on step-up acquisitions of equity method investments.
Item 6.        Directors, Senior Management and Employees

A.    Directors and senior management.
Directors and Executive Officers
Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof.

Name	Age	Position
Carl McCann	68	Director and Executive Chairman
Rory Byrne	61	Chief Executive Officer and Director
Johan Lindén	55	Chief Operating Officer and Director
Frank Davis	62	Chief Financial Officer and Director
Timothy M. George	69	Director
Imelda Hurley	50	Director
Rose Hynes	64	Director
Michael Meghen	67	Director
Helen Nolan	64	Director
Jimmy Tolan	58	Director
Kevin Toland	56	Director
Our directors and executive officers are as follows:
Carl McCann, BBS, MA, FCA, has been a director since February 2021 and serves as our Executive Chairman of the board of directors. Mr. McCann served as Executive Chairman of Total Produce, a role he assumed in 2006. As Executive Chairman, Mr. McCann led Total Produce through numerous strategic initiatives and operational achievements, including its growth and expansion across European and North American markets, and more recently, its combination with Dole Food Company. With over 40 years in the fresh produce industry, Mr. McCann began his career at KPMG moving to work in FII – later renamed Fyffes – in 1980. During this time, he held roles of increasing leadership – including Finance Director, Vice Chairman and Executive Chairman – while also overseeing the execution of strategic priorities across the business. He notably led FII through its acquisition of Fyffes in 1986 and of Dutch company Velleman in the late 1990s, both of which allowed the company to expand into key regions across continental Europe and the U.K. Mr. McCann was appointed Chairman of Fyffes in 2003, before assuming his role of Executive Chairman at Total Produce on the demerger of Total Produce and Fyffes. In addition to these roles, Mr. McCann is also Chairman of Balmoral International Land Holdings plc (“Balmoral”) and serves on the boards of several other companies. We believe that Mr. McCann is qualified to serve on our board of directors due to his strategic vision for the Company and his long experience as an executive director of publicly traded companies. He earned his undergraduate and master’s degrees from Trinity College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Rory Byrne, B Comm, FCA, has been a director since February 2021 and serves as our Chief Executive Officer. Mr. Byrne was appointed Chief Executive Officer of Total Produce in 2006. Mr. Byrne led Total Produce through 15 years of sustained profitability and significant acquisition-led and organic expansion, with total Group revenues more than tripling during his tenure, from $1.9 billion in 2006 to $6.5 billion in 2021. While serving as Chief Executive Officer, he also oversaw Total Produce’s expansion into North American markets, including Total Produce’s 2013 investment in Canada-based Oppy and recent combination with Dole Food Company. Mr. Byrne has 34 years of experience in the fresh produce industry, having begun his career at Fyffes in 1988. At Fyffes, he held a number of senior positions including Finance Director of the Group’s U.K. business and Managing Director of its Spanish operations before becoming Managing Director of the General Produce Division in 2002. Mr. Byrne is well recognized across the industry for his unique combination of leadership ability, strategic vision, creativity and strong drive for success. We believe that Mr. Byrne is qualified to serve on our board of directors due to his very extensive experience as a leader in the fresh produce industry and his experience as an executive director of a publicly traded company. He earned his undergraduate degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Johan Lindén, BBA, MBA, has been a director since July 2021 and serves as our Chief Operating Officer. Mr. Lindén was appointed as President and Chief Executive Officer of Dole Food Company in 2017. He began his career at Dole Food Company in September 2000 within the European operations, initially serving as general manager at Dole Food Company’s value added operation until 2008. From 2005 to 2008, he additionally acted as Deputy General Manager for Dole Food Company’s Swedish wholesale operation. In 2008, Mr. Lindén was promoted to General Manager Fresh Fruit Northern Europe and was, subsequently, promoted to President Dole Europe in October 2010. In April 2015, Mr. Lindén relocated to Dole Food Company’s U.S. corporate headquarters where he served as President and Chief Operating Officer.

We believe that Mr. Lindén is qualified to serve on our board of directors due to his tenure as a senior leader within Dole Food Company and his extensive global experience within the produce industry. Mr. Lindén holds a B.B.A. in Business Administration from Schiller International University, Germany with some of his undergraduate studies being completed at Iowa State University. He attended graduate school at Harvard University and earned his MBA from the University of Cape Town.
Frank Davis, LLB, MA, FCCA, BL, FCIArb, has been a director since February 2021 and serves as our Chief Financial Officer. Mr. Davis was appointed as Finance Director and to the Board of Total Produce in 2009, having previously served as the Chief Financial Officer and Company Secretary since 2006. Throughout his tenure at Total Produce, Mr. Davis’s astute financial stewardship, excellent management skills and strong understanding of financial systems and controls has enabled the Group to successfully execute the integration of numerous acquisitions across Europe and North America, all while maintaining a prudent capital structure and generating value creation for Total Produce shareholders. Mr. Davis has 38 years of experience in the fresh produce industry, having joined Fyffes in 1983 where he held several leadership roles, including Finance Director of the General Produce Division. Under his stewardship and in recognition for upholding high standards in financial reporting Total Produce received several awards. Mr. Davis served on the Board of Governors for The Incorporated Orthopaedic Hospital of Ireland from 2016 to 2019. We believe that Mr. Davis is qualified to serve on our board of directors due to his longstanding experience in leadership positions in Total Produce, his understanding of finance and financial reporting processes and his experience as an executive director of a publicly traded company. He is a Fellow of the Association of Chartered Certified Accountants, a qualified barrister (Honorable Society of King’s Inn) and a Fellow of the Chartered Institute of Arbitrators.
Timothy M. George, BA, MBA, has been a director since July 2021. Mr. George is Chairman of Lazard’s Consumer Retail and Leisure Group and a Vice Chairman of Lazard. He has more than 35 years of experience in the investment banking industry and has advised numerous companies in recent years in the consumer, food, beverage and retail sectors including, Alcon, Coca-Cola Enterprises, Diageo PLC, Dine Brands Global, Firmenich, General Mills, Givaudan, Kraft Heinz, McCain Foods, McDonald’s, Nestlé, Novartis, Post Holdings, Wendy’s International, Burger King and 3G Capital. Prior to joining Lazard, Mr. George was a Founding Partner of Greenhill & Co., LLC and a member of Greenhill’s Management Committee. Mr. George also headed Greenhill’s Consumer Products, Food and Beverage Group. Before joining Greenhill & Co., he held numerous senior roles in Morgan Stanley & Co., including Global Head of the Food, Beverage and Consumer Products Group which he founded in 1989. Prior to 1984, Mr. George was a Vice President of Goldman Sachs and Assistant Treasurer of J.P. Morgan & Co. Mr. George served on the Board of Trustees of The University of Chicago and was formerly a member of its Executive Committee and Chairman of the Board’s Financial Planning Committee. Also, he was a member of the Advisory Council of the Board of The University of Chicago Booth School of Business. Mr. George also served on the board of directors of Seminis, Inc., the largest developer, grower and marketer of fruit and vegetable seeds in the world. We believe that Mr. George is qualified to serve on our board of directors due to his experience in U.S. leadership positions in investment banking and his detailed knowledge of the food industry. Mr. George has an MBA in Accounting and Finance from the University of Chicago Booth School of Business and a BA in Economics and Finance from The University of Chicago.
Imelda Hurley, FCA, BBS, has been a director since July 2021 and is a member of the Audit Committee. Ms. Hurley was appointed to the Board of Total Produce as a Non-Executive Director in January 2019 and was a member of the Audit and Nomination Committees. Ms. Hurley has over 20 years of experience in leadership roles across a variety of sectors, including significant international food and agri-industry experience. She is currently the Chief Executive Officer of Coillte (appointed in 2019), Ireland’s commercial state forestry company which is responsible for managing over one million acres of primary forested land. In addition, she is a Non-Executive Director of IBEC, the Irish Business and Employers Confederation which is Ireland’s largest business representative group, and currently serves as Deputy President (appointed September 2021) and Chair of the Finance & Audit Committee. From 2014 to 2018, Ms. Hurley was an Executive Director and Chief Financial Officer at Origin Enterprises plc, an international agri-services business. From 2011 to 2014, she was based between Hong Kong and the People’s Republic of China where she was Chief Financial Officer & Head of Sustainability for PCH International, a Silicon Valley-backed product development and supply chain management business. From 2001 to 2011, she held various positions including that of Group Finance Director at Greencore Group plc, an international convenience food producer. In addition, she worked in the Audit & Business Advisory practice of Arthur Andersen from 1994 to 2001. Ms. Hurley has also been a member of the Board of Bord Gais Eireann/Ervia, Ireland’s state-owned gas and electricity company from 2010 to 2014 and served as Audit Committee Chair from 2011 to 2014. We believe that Ms. Hurley is qualified to serve on our board of directors due to her extensive experience in leadership positions in a number of large multinational food and supply chain management businesses, her understanding of finance and financial reporting processes and her experience as an executive director of a publicly traded company. Ms. Hurley holds a Bachelor of Business Studies from the University of Limerick in Ireland, is a Fellow of the

Institute of Chartered Accountants in Ireland and has completed the Advanced Management Program at Harvard Business School.
Rose Hynes, BCL, AITI, has been a director since July 2021, is the lead independent director and is Chair of the Nomination and Corporate Governance Committee. Ms. Hynes was a director of Total Produce from November 2006. She is also currently the Chairman of Origin Enterprises plc, Chairman of the Irish Aviation Authority and is a Non-Executive Director of Eir (an Irish telecommunications company). She is Deputy Chancellor of the University of Limerick and is a member of its Foundation Board. She is also an Adjunct Professor of Law at the University since 2014. Ms. Hynes has over 30 years of experience as a Non-Executive Director, senior executive and a commercial lawyer. In 1988, she joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel and Head of the Commercial Department. GPA was one of the world’s largest lessors and financiers of aircraft. She is a former Non-Executive Director of a number of companies, including Bank of Ireland, Fyffes plc, Aer Lingus Group plc and a former Chairman of Bord Gais (the Irish Government-owned gas and electricity company) and Shannon Group plc (the Irish Government-owned airport and property company). We believe that Ms. Hynes is qualified to serve on our board of directors due to her background as a lawyer and her wide-ranging experience as a senior non-executive director of other publicly traded companies. Ms. Hynes is a lawyer and a University College Dublin law graduate. She is an Associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators. She also holds a Diploma in Applied Finance from the Irish Management Institute.
Michael Meghen, BBS LLB, has been a director since July 2021 and is chair of the Compensation Committee and member of the Nomination and Corporate Governance Committee. Mr. Meghen was appointed to the Board of Total Produce as a Non-Executive Director in July 2018. Mr. Meghen was Chairman of the Compensation Committee and a member of the Nomination Committee of Total Produce. For many years, he was a senior corporate partner in Arthur Cox, Ireland’s leading legal firm in which he held a number of senior leadership roles and where he specialized in mergers and acquisitions. His years with Arthur Cox coincided with a period of transformational growth both in the home market and internationally for many Irish businesses, and he led a diverse range of mergers, acquisitions and disposals across various industry sectors, including manufacturing, IT, hotels, retailing and distribution. Mr. Meghen also has experience in the negotiation and implementation of acquisitions, joint ventures and commercial contracts in Europe and the U.S. as well as in Central and South America. Mr. Meghen was formerly a non-executive director of Mars Foods Ireland Limited. We believe that Mr. Meghen is qualified to serve on our board of directors due to his background as a senior corporate lawyer and his in-depth experience of international mergers and acquisitions. Mr. Meghen is a lawyer and holds degrees in business and in law from Trinity College Dublin.
Helen Nolan, B Comm, FCA, has been a director since July 2021 and is a member of the Audit Committee. Ms. Nolan was appointed to the board of Total Produce as a Non-Executive Director in July 2019 and was a member of the Audit Committee. Ms. Nolan has extensive experience in senior leadership roles across a variety of industries. As a senior executive at Bank of Ireland Group plc, she held the roles of Group Secretary and Group Chief Internal Auditor. Prior to that, she held a number of senior finance roles in banking and life and pensions businesses, including Divisional Finance Officer for the Capital Markets Division of Bank of Ireland. Ms. Nolan currently holds the roles of Director and Chair of the Audit Committee at Aviva Life and Pensions Ireland DAC, Companjon Insurance DAC, a European digital insurance company backed by Swiss insurer La Molibiere, and Our Lady’s Hospice and Care Services DAC. She is also a Director of the Institute of Directors Ireland, where she chairs the Finance and Governance Committee. She chaired the Audit Committee of the Irish Department of Agriculture for a number of years. We believe that Ms. Nolan is qualified to serve on our board of directors due to her experience in significant leadership positions and her understanding of finance and financial reporting processes. Ms. Nolan is a Fellow of the Institute of Chartered Accountants in Ireland, having trained with KPMG. She holds a Bachelor of Commerce degree from University College Dublin and completed the Columbia Senior Executive Program at Columbia Business School, New York.
Jimmy Tolan, B Comm, FCA, has been a director since July 2021. Mr. Tolan has acted as an adviser to Total Produce on the initial investment in DFC Holdings in 2018. He has served on the Board of Dole Food Company since 2018. Mr. Tolan is currently chair of a pharmacy retail group – McCauley, and he is also chair of Carechoice, one of Ireland’s leading nursing home providers. Mr. Tolan has over 30 years of experience in the fresh produce industry having joined Fyffes plc in 1990. He led the Corporate Development function in Fyffes from 1995 until he was appointed Chief Executive Officer of Fyffes in 2006 on the demerger of Total Produce and Fyffes. In 2008 Mr. Tolan was appointed Chief Executive Officer of VHI, Ireland’s largest health insurer where he served as Chief Executive Officer until 2012. He subsequently led PwC Ireland’s healthcare advisory business between 2012 and 2014. Since 2015, Mr. Tolan has been a non-executive chair of a number of organizations. He is a former chair of the Rehab Group, one of Ireland’s largest intellectual disability service providers. Mr. Tolan’s interest throughout his career, as both an executive and non- executive, is in supporting companies and organizations to achieve significant and sustainable growth. We believe that Mr. Tolan is qualified to serve on our board of directors due to his significant experience in mergers and acquisitions in the fresh produce industry and his experience as a director and non-executive director of other publicly traded companies. Mr. Tolan holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Kevin Toland, FCMA, has been a director since July 2021 and is chair of the Audit Committee and member of the Compensation Committee. Mr. Toland was appointed to the board of Total Produce as a Non-Executive Director in July 2015 and is Chairman of the Audit committee and a member of the Compensation Committee (prior Chair). He has 30 years of senior leadership experience in the Beverage, Food, Nutrition, Aviation and Retail sectors. Mr. Toland is also the chair of Invert Robotics Group Limited. He was Chief Executive Officer of Aryzta AG (the global bakery company) from 2017 to 2020, prior to this he was Chief Executive Officer of daa plc (a state-owned international airport and airport related services group) from 2013 to 2017. Mr. Toland has also held various positions with Glanbia Plc (the global cheese and nutrition company), including Executive director of Glanbia PLC from 2002 to 2012, Chief Executive and President of Glanbia USA and Global Nutritionals from 2005 to 2012 and prior to this Group Development Director, Chief Executive Officer of Glanbia Consumer Foods and as Group Strategy and Marketing Director. He has also worked with Coca Cola in Russia and Ireland and with Diageo in Budapest and Ireland in various senior leadership roles. Mr. Toland also served as a director of the Irish Business and Employers Confederation from 2014 to 2021, including as Chair of the Finance and Audit Committee from 2019 to 2021. He was Chairman of Identigen, a Private Equity owned AgriTech company that was recently sold to Merck plc. We believe that Mr. Toland is qualified to serve on our board of directors due to his high-level leadership experience in the food industry and his experience as a director of other publicly traded companies. Mr. Toland is a Fellow of the Chartered Institute of Management Accountants and holds a Diploma in Applied Finance from the Irish Management Institute.

B.    Compensation.
EXECUTIVE COMPENSATION
This summary focuses on the compensation we provide to our executive officers and should be read in conjunction with the accompanying tables and text below. This summary focuses on our compensation decisions with respect to our named executive officers for fiscal year 2021 and includes certain compensation arrangements that have been in place at Dole plc effective upon the completion of the Transaction. In preparing for the Transaction and the formation of Dole plc, with the assistance of our independent compensation consultant FW Cook, we reviewed all elements of our executive compensation program. We expect that our executive compensation program and compensation governance practices will continue to evolve to reflect our status as a combined company and a U.S. listed company.
This section describes the remuneration of the executive directors of Dole plc, whom we refer to herein as our named executive officers. Our named executive officers are Carl McCann, Executive Chairman; Rory Byrne, Chief Executive Officer; Johan Lindén, Chief Operating Officer; and Frank Davis, Chief Financial Officer.
Objectives
Our policy on the remuneration of our named executive officers is designed to ensure that employment and remuneration conditions for senior executives effectively reward, retain and motivate them to perform in the best interests of shareholders. We have historically compensated our named executive officers through one or more of a mix of base salary, annual incentives, short-term incentives and stock options.
Total Direct Pay Compensation
Total direct pay in Dole plc for our named executive officers now consists of three components: (1) basic pensionable salary, non-pensionable salary, as applicable, and director fees (together defined as “Fixed Salary”), (2) annual non-equity incentive awards, and (3) annual equity awards under the Dole plc 2021 Omnibus Incentive Compensation Plan (the ‘Omnibus Plan”).
Following the compensation review by the Compensation Committee and the information gathered by and advice received from FW Cook and taking into account the additional responsibilities arising from the Transaction and the IPO, the Compensation Committee approved the annual compensation and benefits provided to our named executive officers effective upon completion of the Transaction, as shown in the table below and in the domestic currency of the named executive officer. Annual non-equity incentive awards will be determined based on the achievement of certain strategic and performance targets, and annual equity awards will be granted under the Omnibus Plan. No increase in Fixed Salary took place upon the completion of Transaction for any named executive officer.

Name	Domestic Currency	Fixed Salary Domestic Currency	Annual Target Incentive Opportunity (% of Fixed Salary) Domestic Currency	Annual Target Equity Award (% of Fixed Salary) Domestic Currency
Carl McCann	Euro	€ 794,000	(70%) € 556,000	(100%) € 794,000
Rory Byrne	Euro	€ 756,000	(100%) € 756,000	(150%) € 1,134,000
Johan Lindén	U.S. Dollars	$ 800,000	(100%) $ 800,000	(100%) $ 800,000
Frank Davis	Euro	€ 504,000	(100%) € 504,000	(100%) € 504,000
Our named executive officers are paid fees in respect of their director roles and responsibilities on the board of Dole plc (“director fees”). These fees are commensurate with fees paid to non-employee directors of Dole plc and form part of their Fixed Salary.
We do not have any written employment agreements with the named executive officers governing their duties and responsibilities as our executive directors other than the retention agreement and the offer letter that was entered into between Dole Food Company and Mr. Lindén further described below.
Compensation Committee Role
The remuneration of our named executive officers is set by our Compensation Committee. In determining the terms and the amounts of our named executive officers’ compensation, our Compensation Committee primarily considers the types and amounts paid by the Group’s peer group companies to individuals in similar roles, the experience and performance of each executive and the amount needed to attract or retain, as applicable, a particular executive officer. The Compensation

Committee also considers the objectives of the Group’s executive compensation program when determining the types and amount of compensation to be provided to our named executive officers.
Benchmarking
Taking into account the additional responsibilities arising from the Transaction and the IPO, the Committee retained the services in 2021 of FW Cook, an independent executive compensation consulting firm, to review and advise on the Group’s executive compensation program, including the competitiveness of the Group’s executive compensation programs relative to comparable companies. FW Cook provided the Committee with relevant market data relating to each named executive officer’s position at Dole plc.
The Committee reviewed the external pay data provided by FW Cook to understand the relevant labor markets in which Dole plc competes for executive talent. To this end, multiple data sources were considered to facilitate a broad understanding of market pay rates. These sources included a custom group of industry peer companies agreed in conjunction with FW Cook . The custom peer group included U.S. companies in related industries that roughly approximate Dole plc in terms of size across a variety of metrics, including annual revenues, Adjusted EBITDA and capitalization. The custom peer group is shown below and comprises twenty-one companies in comparable industries and will be subject to periodic review.

Campbell Soup
Casey’s General Stores
Conagra Brands
Darling Ingredients
Flowers Foods
Fresh Del Monte Produce
Grocery Outlet Holding
Ingredion
J.M. Smucker
Lamb Weston
Performance Food Group
Pilgrim’s Pride
Post
Sanderson Farms
Seaboard
SpartanNash
Sprouts Farmers Market
TreeHouse Foods
United Natural Foods
US Foods Holding
Weis Markets
Fixed Salary
Fixed Salaries of named executive officers are reviewed annually by the Committee with regard to personal performance, Group performance and competitive market remuneration levels.
Fixed Salaries of our named executive officers remained unchanged for 2021 and 2020.

Annual Incentive Plan; Retention Bonus
Annual Incentive Plan
Our named executive officers have been eligible for annual non-equity incentive awards under the annual incentive plans in place in Dole, and prior to the Transaction in place in Total Produce and Dole Food Company and annual bonus awards. These awards, save in exceptional circumstances, are capped at 200% of an executive officer’s Fixed Salary. The level of these awards in any one year depend on an assessment of individual performance against specific personal objectives, and short and long-term corporate objectives.
For 2021, the annual non-equity incentive awards for our named executive officers were determined based on the achievement of Adjusted EBITDA performance budgetary goals under the Annual Incentive Plans (“the APIs”) and those awards referred to hereafter as (“the API awards”). For Messrs. McCann, Byrne and Davis, their API awards were based on the aggregate achievement of approved Adjusted EBITDA performance budgetary goals for Total Produce for the seven-month period prior to the IPO and for Dole for the remaining five-month period. For Mr. Lindén, his API award was based on the achievement of approved Adjusted EBITDA performance budgetary goals for the Dole Food Company for the seven-month period prior to the IPO and for Dole for the remaining five-month period.
After determining the 2021 financial payout percentages, the Committee approved the following annual incentive cash payments. Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the rate of €1.00 to $1.1824, being the average mid-rate for 2021.

Name	Target Incentive ($)	Financial Performance Rating (%)	Total Incentive Payment ($)
Carl McCann	657,178	111.5%	732,480
Rory Byrne	893,894	111.5%	996,320
Johan Lindén	800,000	105.6%	845,000
Frank Davis	595,930	111.5%	664,213
Retention Bonus and Offer Letter with Mr. Lindén
Dole Food Company entered into an offer letter and a retention agreement with Mr. Lindén in 2015 and 2018, respectively. Under his retention agreement, Mr. Lindén is entitled to a retention bonus, payable in three equal annual installments on July 31 of each of 2019, 2020 and 2021. The final installment of $1,610,000 was paid on July 31, 2021.
One-Time Transaction Awards
Messrs. McCann, Byrne and Davis received one-time cash awards of €500,000 in connection with and on completion of the Transaction.
Equity Compensation Arrangements
Dole plc Employee Profit Sharing Scheme
We maintain employee profit sharing schemes for our Irish and U.K. employees, including our non-U.S. based named executive officers, under which the scheme trustees purchase shares in the market on behalf of the relevant employees. As a U.S. based employee, Johan Lindén is therefore not eligible to participate in these schemes. The maximum purchase that may be made by the Dole plc Employee Profit Sharing Scheme in any year on behalf of each of our non U.S. based executives, Messrs. McCann, Byrne and Davis, is capped at €12,700 and each of the executives is appropriated shares of Dole plc from the scheme trust on the basis that the shares are not subject to vesting conditions and the executives have the benefit of all rights to the shares except that the shares cannot be sold within two years of being appropriated to the executives.
In 2021, 3,110 ordinary shares in the Company were purchased by the trust at market value on behalf of the Messrs. McCann, Byrne and Davis under this scheme. No purchases were made in 2020 in respect of our named executive officers.
Dole plc 2021 Omnibus Incentive Compensation Plan
Long-term equity incentive awards assist us in recruiting and retaining individuals with ability and initiative by enabling such individuals to participate in our future success and aligning their interests with our interests and the interests of our shareholders. In consideration of the benefits of long-term equity incentive awards we have adopted a new Dole plc 2021 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), which became effective upon the completion of the Transaction and will provide for a broad range of award types that may be granted under the terms of the plan.
General
Under the terms of the Omnibus Plan, 7,447,891 Ordinary shares of Dole plc (which is equal to approximately 8% of the total number of Dole plc ordinary shares issued immediately after the IPO) are authorized for delivery in settlement of awards (including incentive stock options), subject to adjustment upon certain changes in Dole plc’s capitalization or corporate transactions.
2021 Equity Awards
Following the compensation review by the Compensation Committee and the information gathered by and advice received from FW Cook, the Compensation Committee approved certain awards, which the Compensation Committee granted to our named executive officers under the new Omnibus Plan on the date of the completion of the Transaction. The grants to each named executive officer consisted of both stock options and restricted stock units and in the amounts set forth in the table within the “Grants of Plan-Based Awards” section below, and each will vest 100% on the three-year anniversary of the date of grant.
Stock Options
A stock option allows a grantee to purchase a specified number of our Ordinary shares at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. The exercise price of an option will be determined by the Committee and set forth in the award agreement but (except in the case of replacement options granted in the context of a merger) the exercise price may not be less than the fair market value of an ordinary share on the grant date (110% of the fair market value in case of certain incentive stock options). The term of each option is determined by the Committee and set forth in the award agreement, except that the term may not exceed ten years (five years in case of certain incentive stock options).
Restricted Stock Units
A restricted stock unit award is the grant of a right to receive a specified number of our Ordinary shares (or the cash value thereof) upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of certain specified performance objectives). Except as determined by the Committee, if the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of the shares underlying such award (or the cash value thereof). Restricted stock units carry no voting or other rights associated with stock ownership. The award agreement will provide whether grantees may receive dividend equivalents with respect to restricted stock units and if so, whether such dividend equivalents are distributed in cash if and when the underlying award is no longer subject to vesting conditions or forfeiture when credited or deemed to be reinvested in additional shares of restricted stock units.
Claw-Back Policies
All Awards granted under the Omnibus Plan shall be subject to the terms of any recoupment policy currently in effect or subsequently adopted by the board of directors or the Compensation Committee to implement Section 304 of the Sarbanes-Oxley Act of 2002 or Section 10D of the Exchange Act or as the board of directors or the Compensation Committee otherwise deem appropriate (or with any amendment or modification of such recoupment policy adopted by the Board or the Compensation Committee) to the extent that such Award (whether or not previously exercised or settled) or the value of such Award is required to be returned to the Company pursuant to the terms of such recoupment policy.
Further, subject to the terms of any recoupment policy, to the extent that a Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award due to a mistake in calculations or other administrative error, the Participant shall be required to repay any such excess amount to the Company.
Severance and Change in Control Arrangements
We have adopted a severance plan (the “Executive Severance Plan”) for our named executive officers, which was effective from the completion of the Transaction. Under the terms of the Executive Severance Plan, the named executive officers would be eligible for severance benefits upon certain terminations of employment in connection with a change in control and also for lesser severance benefits upon certain terminations of employment not in connection with a change in control.
We further describe the severance and change in control arrangements provided under the Executive Severance Plan under the “Potential Payments Upon Termination or Change in Control” section below.
Furthermore, if there is a takeover, merger or consolidation of us by, with or into another corporation or a sale of substantially all of our Ordinary shares (a “Corporate Transaction”) that results in a change in control (as defined in the

Omnibus Plan), and the outstanding awards under the Omnibus Plan are not assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the Committee will cancel any outstanding awards that are not vested and nonforfeitable as of the consummation of such Corporate Transaction (unless the Committee accelerates the vesting of any such awards) and with respect to any vested and nonforfeitable awards, the Committee may either (i) allow all grantees to exercise options within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options) if the vested awards were settled or distributed or such vested options were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option exceeds the amount payable per ordinary share in the Corporate Transaction and the option is not assumed or replaced by the surviving company (or its parent company), such options will be cancelled without any payment to the grantee.
Summary Compensation Table(1)
The table below summarizes the compensation attributable to each of our named executive officers for the years 2021 and 2020. All amounts are shown in thousands.

Name and Principal Position	Year	Fixed Salary ($)	Bonus (2)(3)(($)	Stock Awards (5)(6) ($)	Stock Option Awards (5) ($)	Non-equity Incentive Plan Compensation (4)(6) ($)	All Other Compensation (7) ($)	Total ($)
Carl McCann	2021	939	591	475	475	732	17	3,229
Executive Chairman	2020	904	153	—	—	121	27	1,204
Dole plc

Rory Byrne (8)	2021	1,022	726	675	675	996	219	4,313
Chief Executive Officer	2020	981	645	—	—	115	211	1,952
Dole plc

Johan Lindén	2021	800	1,610	400	400	845	175	4,230
Chief Operating Officer	2020	800	1,610	—	—	894	163	3,467
Dole plc

Frank Davis	2021	596	591	300	300	664	142	2,593
Chief Financial Officer	2020	574	145	—	—	76	146	940
Dole plc

(1)Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the following rates: 2021: €1.00 to $1.1824 and 2020: €1.00 to $1.1384. These are the annual average mid rates for the respective periods as per the Total Produce and Dole Annual Financial Statements.
(2)2020 amounts reflect discretionary cash bonuses awarded based on achievement of performance goals. Additionally, amounts for Messrs. McCann, Byrne and Davis for 2021 also include one-time cash awards of €500,000 each granted and paid in connection with and on completion of the Transaction.
(3)As discussed above, Mr. Lindén, is entitled to receive a total retention bonus equal to $4,830,000, payable in three equal installments of $1,610,000, in July of each of 2019, 2020 and 2021, generally subject to his continued employment through each payment date.
(4)Amounts shown for 2021 represent API awards payable to the executive directors based on the achievement of the applicable performance goals under the Dole, Total Produce and Dole Food Company APIs. The 2020 amount shown for Mr. Lindén represents the annual cash bonus amount paid to him by Dole Food Company based on the achievement of applicable performance goals under Dole Food Company’s annual incentive bonus plan.
(5)Amounts shown for 2021 represent the RSU and stock option awards granted to our executive directors on completion of the Transaction.

(6)Amounts for Messrs. McCann, Byrne and Davis for 2020 reflect awards under the Total Produce Short Term Incentive Plan, which were typically settled in Total Produce shares. However, in 2020, these awards were granted and settled in cash as opposed to shares, given the particular complexity in granting shares in advance of the Transaction and the IPO.
(7)Amounts shown represent the value of benefits paid by us, including all taxable expenses, health benefit payments, pension contributions and cash allowances in lieu of the prospective pension entitlements foregone. Specifically, for 2021: (i) for Mr. McCann the amount reflects $16,554 of motor expenses; (ii) for Mr. Byrne, the amount reflects $7,833 in motor expenses and $211,650 cash allowance in lieu of the pension entitlements foregone; (iii) for Mr. Lindén the amount reflects $109,485 ESP contributions, $23,200 in 401(k) contributions, $27,620 in health benefit payments and $14,826 in tax planning expenses and (iv) for Mr. Davis, the amount reflects $13,105 in motor expenses and $128,882 cash allowance in lieu of pension entitlements foregone.
(8)Amounts for Mr. Byrne include remuneration paid to his wife, who is an employee of a subsidiary of Dole. See “Item 7B. Related party transactions.”

Grants of Plan-Based Awards
The following table shows all plan-based awards that we granted for the year ended December 31, 2021 to each of our named executive officers. The actual amounts earned by the named executive officers for 2021 with respect to the AIP awards listed in this table are set forth in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table, above.
Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the rate of €1.00 to $1.1824, being the average mid-rate for 2021.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards	All Other Option Awards	Exercise Or Base Price of Options	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Number of shares of stock or units (#) (1)	Number of securities underlying options(#) (1)	($/Sh)	($)
Carl McCann	06/25/2021	328,589	657,178	1,314,356	—	—	—	—
	08/03/2021	—	—	—	29,687	—	—	475,000
	07/30/2021	—	—	—		106,026	16.00	475,000
Rory Byrne	06/25/2021	446,947	893,894	1,787,789	—	—	—	—
	08/03/2021	—	—	—	42,187	—	—	675,000
	07/30/2021	—	—	—	—	150,669	16.00	675,000
Johan Lindén	06/25/2021	400,000	800,000	1,600,000	—	—	—	—
	08/03/2021	—	—	—	25,000	—	—	400,000
	07/30/2021	—	—	—	—	89,285	16.00	400,000
Frank Davis	06/25/2021	297,965	595,930	1,191,859	—	—	—	—
	08/03/2021	—	—	—	18,750	—	—	300,000
	07/30/2021	—	—	—	—	66,964	16.00	300,000
(1)The RSUs and stock options will vest 100% on the three-year anniversary of the date of grant. The RSUs awarded are entitled to dividend equivalents.
Outstanding Equity Awards at Fiscal Year End
As of December 31, 2021, our named executive officers held the following beneficial interests in stock options or other equity or equity-based grants under the Omnibus Plan.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares,Units or Other Rights That Have Not Vested (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Carl McCann	—	—	106,026	16.00	07/29/2031	—	—	29,687	395,431
Rory Byrne	—	—	150,669	16.00	07/29/2031	—	—	42,187	561,931
Johan Lindén	—	—	89,285	16.00	07/29/2031	—	—	25,000	333,000
Frank Davis	—	—	66,964	16.00	07/29/2031	—	—	18,750	249,750

(1)    The vesting schedule for all outstanding unvested stock and stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% will vest on Jul 30, 2024
08/03/2021	RSUs	100% will vest on Aug 3, 2024

(2)    The market value of unearned shares is based on the December 31, 2021 closing share price of $13.32.
Pension, Retirement, Nonqualified Deferred Compensation or Similar Benefits
Messrs. McCann, Byrne and Davis have agreed to cap their pension entitlements in line with the provisions of the Irish Finance Acts 2006 and 2011, and where applicable receive a supplementary, taxable, non-pensionable cash allowance or a contribution to a defined contribution scheme in lieu of prospective pension entitlements. The actual cash allowances or contributions to a defined contribution scheme in lieu of the prospective pension entitlements foregone for 2021 were $211,650 and $128,882 for Mr. Byrne and Mr. Davis respectively. No payments were made to Mr. McCann for 2021. In the case of Messrs. McCann, Byrne and Davis, whose pension entitlements have been capped, pensions are calculated to provide for two thirds of the aggregate of such executive officers’ fees and basic pensionable salary to the date of opt out with benefits in respect of dependents continuing to accrue. The supplementary cash allowances have been reduced to allow for increases in dependents’ benefits that accrued during the year.
Mr. Lindén is eligible to participate in a defined contribution 401(k) plan. For U.S. employees generally, we match employees’ contributions to the 401(k) plan up to 6% of eligible compensation as well as a service based contribution of up to 2% based on eligible pay and years of service with the Company.
Mr. Lindén is also eligible to participate in the non-qualified deferred compensation Excess Savings Plan (“ESP”), pursuant to which eligible employees can contribute up to 100% of eligible earnings (base salary and annual incentive). This plan is a nonqualified savings plan that provides participants with the opportunity to contribute amounts on a deferred tax basis which are in excess of the limits that apply to the 401(k) Plan. The ESP is coordinated with the 401(k) Plan so that, on a combined plan basis, participants may defer up to 100% of eligible earnings (generally, base salary and annual incentives) and will receive a company match of the first 6% of eligible earnings. There are no investment options available under the ESP, instead amounts contributed to the ESP accrue interest at a fixed rate. Benefits under the ESP are paid in lump sum no earlier than July 1 of the plan year immediately following the plan year in which the participant terminates employment. The table below identifies information related to contribution and earning in 2021 under these plans in which Mr. Lindén participates. All amounts are in thousands.

	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY (1)($)	Aggregate Earnings in Last FY($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last Fiscal Year End ($)
401(k)	26	23	93	—	491
ESP—3.68% interest rate in 2021	166	109	30	—	978

(1)Includes Dole Food Company 2021 matching contribution and service based contribution attributable to 2021.
Potential Payments Upon Termination or Change in Control
Assuming a termination of employment occurred on December 31, 2021, any potential payments upon termination or a change in control would be payable in accordance with the terms of the Executive Severance Plan.
The following is summary of the terms of the Executive Severance Plan and does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which was attached as Exhibit 10.19 to the F-1 Filing. In the event a named executive officer experiences an involuntary termination of employment from the Company that constitutes a severance from employment as a direct result of a workforce reduction, elimination of operations or job elimination, subject to the executive’s execution of a release of claims, the executive will be eligible for severance equal to the sum of (i) two weeks of the executive’s weekly salary for each year of the executive’s service (pro-rated for partial years) and (ii) an additional number of weeks up to six weeks.
The executive will not be entitled to the severance pay described above if the executive continues to be employed for any period of time after the scheduled date of his or her involuntary termination or is offered, but does not accept, a comparable position (as described in the Executive Severance Plan), with a successor or acquirer.
If the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” (as such terms are defined under the Executive Severance Plan) within twenty-four months following a “change in control” (as defined under the Executive Severance Plan), then the executive will be eligible to receive, subject to the executive’s execution of a release of claims and in lieu of the severance benefits described above (i) a payment equal to two times the sum of the executive’s base salary and target annual bonus, (ii) payment of a pro-rated annual bonus for the year in which the termination occurs, determined based on actual performance and (iii) twenty-four months’ continued participation in group health benefits or cash amounts in lieu thereof, as applicable.
Any severance benefits payable to our named executive officers under the Executive Severance Plan shall be reduced (but not below $0) by amounts otherwise payable to such executive under any other severance plan or arrangement with or of the Company and also by the amount of statutory severance amount.

Under the terms of the Executive Severance Plan, the named executive officers would be eligible for severance benefits upon certain terminations of employment in connection with a change in control and also for lesser severance benefits upon certain terminations of employment not in connection with a change in control estimated as follows:

Amounts shown have, where relevant, been converted from euro into U.S. dollars and are shown in thousands. Translations from euro into U.S. dollars were made at the rate of €1.00 to $1.1824, being the average mid-rate for 2021.

Benefits Due to Termination Event	Involuntary Termination of Employment ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change in Control ($)
Carl McCann
Fixed Salary based severance	1,625	1,878
Annual bonus payment	—	1,314
Total	1,625	3,192

Rory Byrne
Fixed Salary based severance	1,238	1,788
Annual bonus payment	—	1,788
Total	1,238	3,576

Johan Lindén
Fixed Salary based severance	738	1,600
Annual bonus payment	—	1,600
Health Benefits	—	54
Total	738	3,254

Frank Davis
Fixed Salary based severance	940	1,192
Annual bonus payment	—	1,192
Total	940	2,384
NON-EMPLOYEE DIRECTOR COMPENSATION
We use a combination of cash and equity based compensation to attract and retain qualified non-employee candidates to serve on the board of directors. In setting non-employee director compensation, we consider the significant amount of time that directors expend in fulfilling their duties, as well as the skill sets each non-employee director brings as a member of the board of directors.
Specifically, commencing with the completion of the Transaction, and having taken into account the information gathered from the compensation review and the advice received from FW Cook each non-employee director member of the Dole plc board of directors will be entitled to receive an annual cash retainer of $85,000 and an annual award of restricted stock units with a grant date value of $85,000, which will vest in full on the one-year anniversary of the grant date. In addition, each committee chair will also receive an annual cash retainer of $10,000.
Prior to the IPO, members of the board of directors of Total Produce who were non-employee directors and not otherwise an employee were entitled to receive an annual cash retainer of $80,826, a fee of $11,384 for where they act as the chair of any committee of the Board, a fee of $5,692 for membership of any committee of the Board and the Senior Lead Director received a fee of $11,384.
Non-employee directors were not eligible for stock or option awards in 2020. With the exception of travel expenses, non- employee directors are not eligible for pension benefits, non-qualified deferred compensation or any other cash, equity award or other benefit or fringe benefit.

The following table presents the individual compensation and benefits provided to our non-employee directors during the fiscal year ended December 31, 2021 and December 31, 2020 and are shown in U.S. dollars and thousands:

Name	Year	Fees Earned in Cash (1)($)	Stock Awards (2) ($)	Total Fees ($)
Imelda Hurley	2021 2020	89 87	85 -	174 87
Rose Hynes	2021 2020	96 92	85 -	181 92
Michael Meghen	2021 2020	96 87	85 -	181 87
Helen Nolan	2021 2020	89 87	85 -	174 87
Kevin Toland	2021 2020	96 92	85 -	181 92
Timothy George	2021 2020	35 -	85 -	120 -
Jimmy Tolan	2021 2020	35 -	85 -	120 -

(1)Amounts shown have been converted from euro into U.S. dollars. Translations from euro into U.S. dollars for 2021 were made at the rate of €1.00 to $1.1824, being the average mid-rate for 2021 and €1.00 to $1.1384, being the average mid-rate for 2020 as per the Total Produce Annual Financial Statements.
(2)All stock awards listed above represent the annual award of RSUs granted to the non-employee directors in 2021 and they will all vest 100% on the first anniversary of the date of grant. The RSUs awarded are entitled to dividend equivalents.

C.    Board practices.
Composition of the Board of Directors
Our Articles of Association provide that the number of directors will be not less than three and not more than fourteen. Our board of directors is composed of eleven members. Carl McCann serves as the chair of the board of directors. The term of each director’s service is as follows:

Name	Date Elected	Expiration of Current Term
Carl McCann	February 8, 2021	2022 annual general meeting
Rory Byrne	February 8, 2021	2024 annual general meeting
Johan Lindén	July 18, 2021	2023 annual general meeting
Frank Davis	February 8, 2021	2023 annual general meeting
Timothy M. George	July 18, 2021	2024 annual general meeting
Imelda Hurley	July 18, 2021	2024 annual general meeting
Rose Hynes	July 18, 2021	2022 annual general meeting
Michael Meghen	July 18, 2021	2022 annual general meeting
Helen Nolan	July 18, 2021	2022 annual general meeting
Jimmy Tolan	July 18, 2021	2023 annual general meeting
Kevin Toland	July 18, 2021	2023 annual general meeting
Director Independence
As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that each of Timothy George, Imelda Hurley, Rose Hynes, Michael Meghen, Helen Nolan and Kevin Toland do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under NYSE rules.
We intend to comply with the director independence rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the NYSE corporate governance rules.
None of our directors have any service contracts with the Company or its subsidiaries; however, our executive directors have employment relationships that provide benefits on termination of employment, as described further in “Item 6B. Compensation.”
Committees of the Board of Directors
We have established the following committees of our board of directors.
Audit Committee
The Audit Committee, among other things:
•reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;
•reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;
•reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and
•has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the Audit Committee are Kevin Toland (Chair), Imelda Hurley and Helen Nolan, all of whom meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE corporate governance standards.
Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee, among other things:
•reviews the performance of our board of directors and makes recommendations to our board of directors regarding the selection of candidates, qualification and competency requirements for service on our board of directors and the suitability of proposed nominees as directors;
•advises our board of directors with respect to the corporate governance principles applicable to us;
•oversees the evaluation of our board of directors;
•recommends guidelines or rules to cover specific categories of transactions; and
•reviews and approves in advance any proposed related person transactions.
The members of the Nomination and Corporate Governance Committee are Rose Hynes (Chair) and Michael Meghen.
Compensation Committee
The Compensation Committee, among other things:
•reviews, modifies and approves (or if it deems appropriate, makes recommendations to the full board of directors regarding) our overall compensation strategy and policies;
•reviews and approves the salaries, benefits and equity incentive grants of executive directors;
•reviews and approves corporate goals and objectives relevant to executive officer compensation, evaluates executive officer performance in light of those goals and objectives, and determines executive officer compensation based on that evaluation;
•reviews and approves the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and
•oversees our compensation and employee benefit plans.
The members of the Compensation Committee are Michael Meghen (Chair), and Kevin Toland, both of whom are “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act.
Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee is currently, or has been at any time, one of the Company’s officers or employees. None of the Company’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s board of directors or compensation committee.
Indemnification
We maintain directors’ and officers’ liability insurance. Our Articles of Association include provisions indemnifying our directors and officers to the fullest extent permitted by law. We have entered into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights.

D.    Employees.
Employees and Human Capital
In 2021, we had approximately 38,500 full-time employees on average worldwide. The following table describes our average employees by reporting segment for the years ended December 31, 2021, December 31, 2020, and December 31, 2019:

	2021	2020	2019
Fresh Fruit	24,545	—	—
Fresh Vegetables	3,365	—	—
Diversified Fresh Produce - EMEA	5,555	5,278	5,389
Diversified Fresh Produce - Americas & ROW	5,035	696	616
	38,500	5,974	6,005
Approximately 33% of our full-time employees work under collective bargaining agreements, some of which are in the process of being renegotiated. These agreements are subject to periodic negotiation and renewal. We believe that our relations with our employees are generally good.
Diversity and Inclusion. We recognize that one of our most important assets is our people. We value the unique perspectives that a workforce with diverse cultures, ages, genders and ethnicities brings to our company. We are committed to maintaining a positive and diverse workplace and supplier base that fosters open dialog and recognizes the importance of individual and cultural differences. We have a zero-tolerance policy on discrimination and harassment and have several systems under which employees can report incidents confidentially or anonymously and without fear of reprisal.
It is our philosophy and practice to provide employment opportunities without regard to sex, racial or ethnic origin, religion or belief, disability, age or sexual orientation or any factor prohibited by applicable law or Dole’s policies. Decisions as to hiring, promotion, compensation, termination and other aspects of the employment relationship are based upon job-related qualifications.
Engagement, Opportunities and Benefits. Education and continuous development are cornerstones of our approach to talent management. We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Through operating an annual international Key Talent Program we identify, encourage and develop emerging high-performing talent across the group. In addition, a virtually delivered Management Program is offered to all managers to support the development of key management skills. General talent development is managed predominantly at the divisional and site level, with each division offering programs and opportunities that are relevant to its workforce. For example, at our salad processing plant in Soledad, California, employees are offered free English and high school classes each weekday afternoon, as well as skills training in areas such as packaging machine operation, forklift driving and supervisory skills.
Safety and Health. The safety, health and welfare of all of our employees, whatever their role, is paramount to our company. Farms and facilities are regularly audited to check for employee welfare, such as ensuring that someone at the site is clearly responsible for employees’ health, safety and welfare and that employees have access to clean drinking water and other basic amenities. In our Fresh Fruit segment, these checks are managed under our own integrated management system, and many supplier sites around the world are audited against social standards and company requirements. During the COVID-19 pandemic, we have offered additional support and introduced enhanced health and safety measures in order to protect our employees’ welfare.
Community Outreach. Health, education and entrepreneurship are the key focus areas for our community development efforts. In the Americas, our farms and facilities support community initiatives that have been nominated by employees or where there is a clear local need. Nearly 20 years ago, Dole Food Company and a group of independent growers in Ecuador set up a foundation with a clear purpose: find ways to improve the lives of workers and communities in and around the companies’ farms and facilities. The Dalé Foundation continues its work to fulfill that mission today in both Ecuador and Peru. In 2000, the foundation adapted mobile medical units with the objective of bringing health to the farthest places where our workers live. They also have been used to offer emergency medical interventions in the wake of events such as floods. Since 2019, there are a total of 18 medical facilities in operation, five of which are mobile. This service benefits not only agricultural workers and their families, but also others in the community who need medical assistance. The foundation has established two schools since its founding and supports others by providing infrastructure improvements and health programs for students. Another of the foundation’s key programs is called Training for

Entrepreneurship. The objective is to train people so that they can establish a small business and thus improve family income and at the same time improve their quality of life. The foundation also offers workshops and talks on topics that are relevant to communities. We also actively contribute to the communities in which we trade, supporting multiple initiatives across the world by educating, inspiring and empowering people to lead healthier lives. For example, our ongoing support of the Incredible Edibles Program in Ireland, is dedicated to teaching nearly 50,000 school children each year to grow fresh fruits and vegetables.
E.    Share ownership.
Shareholdings of Our Current Executive Officers and Non-Employee Directors
The interests of the named executive officers and non-employee directors of Dole plc in the issued share capital of the Company as of March 11, 2022 was as follows. For further information refer to “Item 6B. Compensation”.

Executive Officers and Non-Employee Directors	Ordinary Shares (#)	Ordinary Shares (%)	Stock Options (#) (1)	Restricted Stock Units (#) (2)
Carl McCann	733,162	0.77%	106,026	29,687
Rory Byrne	406,138	0.43%	150,669	42,187
Johan Lindén	100,000	0.11%	89,285	25,000
Frank Davis	292,627	0.31%	66,964	18,750
Timothy George	—	—%	—	5,312
Imelda Hurley	—	—%	—	5,312
Rose Hynes	7,143	0.01%	—	5,312
Michael Meghen	2,170	—%	—	5,312
Helen Nolan	7,143	0.01%	—	5,312
Jimmy Tolan	10,799	0.01%	—	5,312
Kevin Toland	14,286	0.02%	—	5,312
Total	1,573,468	1.67%	412,944	152,808
(1) All stock options listed in the table above have an exercise price of $16.00 per share and an expiration date of July 29, 2031. They will all 100% vest on July 30, 2024.
(2) All RSUs listed in the table above held by the executive officers will vest 100% on August 3, 2024 and all RSUs listed in the table above held by non-employee directors will vest 100% on August 3, 2022.
Stock Ownership Guidelines
We recognize the importance of our executive officers aligning their interests with shareholders through the building up of a significant shareholding in the Company. Dole plc has adopted shareholding guidelines whereby our named executive officers will be required, under normal circumstances, to acquire a holding of shares in Dole plc equal to 100% of Fixed Salary, typically over a five-year period commencing on the date of their appointment to the Board.
At December 31, 2021 all of our named executive officers had satisfied the required shareholding limit.
Item 7.        Major Shareholders and Related Party Transactions
A.    Major shareholders.
PRINCIPAL SHAREHOLDERS
As of March 11, 2022, Dole plc has outstanding 94,877,706 Ordinary shares. Dole’s Ordinary shares are listed and can be traded on the NYSE in U.S. dollars. Such shares may be held in the following two ways:
•beneficial interests in Dole’s Ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form.

All of Dole’s Ordinary shares that are held in a securities depository are held at DTC. As of March 11, 2022, there were 106 record holders in the U.S. (i.e., banks or brokers) holding approximately 70,502,609 of Dole’s outstanding Ordinary shares through their accounts at DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. Also as of the same date, there were 3,405 record holders holding approximately 10,991,583 of Dole’s outstanding Ordinary shares whose addresses on record with our transfer agent indicate that they are residents of Ireland.
The following table sets forth information with respect to the beneficial ownership of our Ordinary shares by each person known by us to beneficially own more than 5% of our Ordinary shares. Our major shareholders do not have different voting rights. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned at March 11, 2022
Name of Beneficial Owner	Shares	Percentage
Greater than 5% Shareholders
David H. Murdock(1)	11,917,263	12.6%
Capital Research and Management Company(2)	8,788,583	9.3%
Balkan Investment Unlimited Company and related parties(3)	7,299,375	7.7%

(1)Consists of 9,840,699 Ordinary shares held by The Murdock Group, LLC, ("TMG") which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee, and 2,076,564 Ordinary shares which are held indirectly through Castle & Cooke Investments, Inc., which is wholly owned by TMG, which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee. The address for Mr. Murdock is One Dole Drive, Westlake Village, California 91362. Before the IPO, Mr. Murdock beneficially owned 11,917,263 Ordinary shares.
(2)In compliance with the provisions of the Irish Companies Act, 2014, The Capital Group Companies, Inc. (“CGC”) gave notice on March 9, 2022 of a notifiable interest in the share capital of the Company of 8,788,583 Ordinary shares. The address for CGC is 333 South Hope Street, Los Angeles, CA 90071-1406. CGC had given notice as of July 30, 2021 of a notifiable interest in the share capital of the Company of 4,582,384 Ordinary shares.
(3)Consists of (i) 2,231,370 Ordinary shares held directly by Balkan Investment Unlimited Company (“BIUC”) and (ii) 5,068,005 Ordinary shares held by related parties of BIUC. Mary McCann has indirect voting and dispositive power over the shares held by BIUC and related parties in Dole plc. Carl McCann is one of the sons of Mrs. McCann. The address of BIUC is 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03. Before the IPO, BIUC beneficially owned 6,986,875 share of Ordinary shares.
Please see “Item 6B. Compensation - Potential Payments Upon Termination or Change in Control” for information regarding change in control arrangements.
B.    Related party transactions.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Item 6B. Compensation.”
The C&C Parties holding Consideration Shares are entitled to certain registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into concurrently with the consummation of the Transaction. Pursuant to the registration rights agreement, the C&C Parties are entitled to make long form and short form demands, subject to the conditions therein, that we register such Consideration Shares. In addition, the C&C Parties have certain “piggy-back” registration rights with respect to registration statements filed hereafter. If exercised, these registration rights would enable holders to transfer these securities without restriction under the Securities Act when the applicable registration statement is declared effective. We will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement also contains customary indemnification and contribution provisions.

Our Articles of Association provide that we will indemnify our directors and officers to the fullest extent permitted by law. See “Indemnification” in Item 6.C. of this annual report.
On February 16, 2021, we entered into the Transaction Agreement with the other Total Produce Parties, DFC Holdings and the C&C Parties, pursuant to which Total Produce agreed to combine with DFC Holdings under the Company and, upon the terms and subject to the conditions set forth in the Transaction Agreement. The Transaction was completed on July 29, 2021.
The Company intends to enter into certain real property lease and sub-lease agreements with Balmoral International Land Holdings plc (“Balmoral”) and Balkan Investment Company (“Balkan”), which will be subject to shareholder approval as described below. Balmoral is a related party to the Company because Mr. McCann, the Company’s Executive Chairman, is also the Chair of the Board of Balmoral. Balkan is a related party to the Company because it is the beneficial owner of more than 5% of the Company’s Ordinary shares. The lease and sub-lease agreements, which are in respect of the Company’s existing headquarters that a subsidiary of the Company has occupied since 2006, are on arms-length terms, for ten year terms, with an option to break the lease or sub-lease at year five. The lease and sub-lease agreements require shareholder approval under Section 238 of the Irish Companies Act; as such, the Company intends to seek shareholder approval of these lease and sub-lease agreements at the Company’s annual meeting of shareholders in May 2022.
Dole leases a number of buildings and provides IT management services to Balmoral as part of its normal trading activities. In addition, Balmoral provides property management services to Dole. Total net expense related to these transactions was $1.6 million, $1.4 million and $1.4 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively. Outstanding receivables and payables with Balmoral were not material for the years ended December 31, 2021 and December 31, 2020.
Dole has various lease agreements with the C&C Parties, including the rental of truck chassis and generator sets, and certain lease and sublease agreements. All transactions with the C&C Parties, except noted below, were not material for the years ended December 31, 2021, December 31, 2020 and December 31, 2019. Outstanding receivables and payables with the C&C Parties were not material for the years ended December 31, 2021 and December 31, 2020.
As part of the Transaction, on August 3, 2021, a $25.0 million promissory note originally issued by certain affiliates of the C&C Parties in favor of Dole Food Company was assigned to TMG, as discussed further in the F-1 Filing.
During the normal course of business, Dole has sales to and purchases from unconsolidated affiliates. Refer to Note 23 “Investments in Unconsolidated Affiliates” in the consolidated financial statements included herein for further detail.
Natalia Martinez, the spouse of Mr. Byrne, the Company’s Chief Executive Officer, is the Finance Director of EurobananCanarias S.A, one of the Company’s subsidiaries. Ms. Martinez has been an employee of the Group since 1994. Ms. Martinez’s total compensation is commensurate with the amounts paid to similarly situated employees.
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written related person transaction policy that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, which comprise any transaction, arrangement or relationship in which Dole plc or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” for purposes of such policy includes: (i) any person who is, or at any time during the applicable period was, one of our executive officers or one of the directors; (ii) any person who is known by us to be the beneficial owner of more than 5% of the Ordinary shares; (iii) any immediate family member of any of the foregoing persons (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of a director, executive officer or a beneficial owner of more than 5% of our voting stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Ordinary shares; and (iv) any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.
C.Interests of experts and counsel
Not applicable.

Item 8.        Financial Information
A.    Consolidated Statements and Other Financial Information.
Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and report of our independent registered public accounting firm included herein.
Export Sales
In the year ended December 31, 2021, the amount of sales outside of Ireland was $6.0 billion which represents 93% of our total sales. Refer to Note 5 “Revenue” included in the consolidated financial statements included herein for further detail.
Legal or arbitration proceedings
See Note 19 “Commitments and Contingencies” in the our consolidated financial statements included herein for additional information regarding legal proceedings.
Dividend Policy
Dole plc’s principal capital allocation priorities are reinvesting into the existing business, pursuing external growth opportunities, and returning cash to the holders of its Ordinary shares, including in the form of cash dividends. Total Produce has a long history of paying regular interim and final cash dividends to its shareholders each year. Dole plc intends to pay quarterly cash dividends on our Ordinary shares at the discretion of the Board and subject to earnings, financial condition, operating results, capital requirements and other relevant factors consistent with applicable law.
Any declaration and payment of future dividends to holders of our Ordinary shares, however, will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deem relevant. The declaration, amount and timing of payment of any future dividends will therefore be subject to the board of directors assessment of these factors at the time. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries.
Any future determination to pay dividends will also be subject to applicable laws, including the Irish Companies Act, which requires, among other things, Irish companies to have profits available for distribution (known as distributable reserves) equal to or greater than the amount of the proposed dividend.
Our future ability to pay cash dividends on our shares may also be limited by the terms of our current and any future debt or preferred securities. In addition, certain of our debt agreements, including the Credit Agreement, may limit our ability and the ability of certain of our subsidiaries to pay dividends.
B.    Significant Changes.
Except otherwise disclosed within this Annual Report on Form 20-F, no significant change has occurred since December 31, 2021.
Item 9.        The Oﬀer and Listing
A.    Oﬀer and listing details.
Stock Exchange Listing
Our Ordinary shares are traded on the NYSE under the symbol “DOLE” and will not be listed on any other exchange.
B.    Plan of distribution.
Not applicable.

C.    Markets.
See “—Offer and Listing Details” above.
D.    Selling shareholders.
Not applicable.
E.    Dilution.
Not applicable.
F.    Expenses of the issue.
Not applicable.

Item 10.        Additional Information
A.    Share capital.
Not applicable.
B. Memorandum and articles of association.
The section titled “Description of Share Capital” in the F-1 Filing is incorporated herein by reference.
C.    Material contracts.
Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business:
•Credit Agreement, dated as of March 26, 2021, among Total Produce plc, the lenders from time to time party thereto and Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent. Please see “Item 5B Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Note 14 “Notes Payable, Bank Overdrafts and Long-term Debt” to the consolidated financial statements included herein for further detail.
•Transaction Agreement, dated February 16, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation. Please see “Item 7B. Related party transactions” for information.
•Amendment No. 1 to Transaction Agreement, dated April 23, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Dole Limited and Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation. Please see “Item 7B. Related party transactions” for information.
•Registration Rights Agreement, dated August 3, 2021, among Dole plc and The Murdock Group, LLC, Castle & Cooke Holdings, Inc. Please see “Item 7B. Related party transactions” for information.
•Dole plc 2021 Omnibus Incentive Compensation Plan. See “Item 6B. Compensation” for further detail.
•Dole plc 2021 Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement for Named Executive Officers. See “Item 6B. Compensation” for further detail.
•Dole plc 2021 Omnibus Incentive Compensation Plan Stock Option Agreement for Named Executive Officers. See “Item 6B. Compensation” for further detail.

•Dole plc 2021 Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement for Non-Employee Director. See “Item 6B. Compensation” for further detail.
•Dole plc Executive Severance Plan. See “Item 6B. Compensation” for further detail.
•Indemnification Agreement between Dole and each of its executive officers and Directors dated as of July 18, 2021. The Indemnification Agreements entered into with each of our executive officers and directors provide, in general, that Dole will indemnify them to the fullest extent permitted by law in connection with their service to Dole or on Dole’s behalf.
•Offer Letter between Dole Food Company, Inc and Johan Lindén, dated July 8, 2015. See “Item 6B. Compensation” for further detail.
•Retention Agreement between Dole Food Company, Inc. and Johan Lindén, dated June 14, 2018. See “Item 6B. Compensation” for further detail.
D.    Exchange controls.
Under the laws of Ireland, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption may apply) to non-resident holders of our Ordinary shares.
E.    Taxation.
ANTICIPATED MATERIAL IRISH TAX CONSEQUENCES TO NON-IRISH HOLDERS OF OUR SECURITIES
Scope
The following is a summary of the anticipated material Irish tax consequences to Non-Irish Holders (as defined below) of the acquisition, ownership and disposal of our Ordinary shares. The summary is based upon Irish tax laws and the practice of the Revenue Commissioners of Ireland (“Irish Revenue”) in effect on the date of this filing. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.
A “Non-Irish Holder” is an individual who beneficially owns their Ordinary shares, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Ordinary shares, in connection with a trade carried on by such person through an Irish branch or agency.
This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of our Ordinary shares. The summary applies only to Non-Irish Holders who hold their Ordinary shares, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).
Irish Tax on Chargeable Gains (“Irish CGT”)
The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.
Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Ordinary shares; provided that such Ordinary shares neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.
Stamp Duty
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.
Irish stamp duty may be payable in respect of transfers of our Ordinary shares, depending on the manner in which the Ordinary shares are held. The Company has entered into arrangements with DTC to allow the Ordinary shares to be settled through the facilities of DTC.
Ordinary Shares Held Through DTC
The Company has received confirmation from Irish Revenue that transfers of ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty.
Ordinary Shares Held Outside of DTC or Transferred Into or Out of DTC
A transfer of our Ordinary shares where any party to the transfer holds such Ordinary shares outside of DTC may be subject to Irish stamp duty. In such circumstances, while the payment of Irish stamp duty is primarily a legal obligation of the transferee, when shares are purchased on the NYSE, the purchaser will require the stamp duty to be borne by the transferor.
Holders of our Ordinary shares wishing to transfer their Ordinary shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:
•there is no change in the beneficial ownership of such shares as a result of the transfer; and
•the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to third party.
Due to the potential Irish stamp charge on transfers of our Ordinary shares held outside of DTC, it is strongly recommended that shareholders hold our Ordinary shares through DTC (or through a broker who in turn holds such shares through DTC).
Withholding Tax on Dividends (“DWT”)
Distributions made by the Company will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.
For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by the Company to holders of our Ordinary shares, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of our Ordinary shares, the Company is responsible for withholding DWT prior to making such distribution.
General Exemptions
Irish domestic law provides that a non-Irish resident holder of our Ordinary shares is not subject to DWT on distributions received from the Company if such holder of our Ordinary shares is beneficially entitled to the distribution and is either:
•a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland ;
•a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
•a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;
•a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance
•and provided, in all cases noted above (but subject to “Ordinary Shares Held by U.S. Resident Shareholders” below), the Company or, in respect of our Ordinary shares held through DTC, any qualifying intermediary appointed by the Company, has received from the holder of such Ordinary shares, where required, the relevant DWT forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the holders of our Ordinary shares, where required, should furnish the relevant DWT form to:
•its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our Ordinary shares by the broker) if its Ordinary shares are held through DTC; or
•the Company’s transfer agent before the record date for the distribution if its Ordinary shares are held outside of DTC.
Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this prospectus.
For non-Irish resident holders of our Ordinary shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of our Ordinary shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT. The company will be responsible for withholding any taxes required if the payee has not provided proper documentation that they are exempt from such withholding tax.
Ordinary Shares Held by U.S. Resident Shareholders
Distributions paid in respect of our Ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Ordinary shares in the records of the broker holding such Ordinary shares is in the U.S. (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of our Ordinary shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).
If any holder of our Ordinary shares that is resident in the U.S. receives a distribution from which DWT has been withheld, the holder of such Ordinary shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue, provided the holder of such Ordinary shares is beneficially entitled to the distribution.
Ordinary shares Held by Residents of Relevant Territories Other Than the U.S.
Holders of our Ordinary shares who are residents of Relevant Territories, other than the U.S., must satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions,” including the requirement to furnish valid DWT forms, in order to receive distributions without suffering DWT. If such holders of our Ordinary shares hold their Ordinary shares through DTC, they must provide the appropriate DWT forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of our Ordinary shares by the broker). If such holders of our Ordinary shares hold their Ordinary shares outside of DTC, they must provide the appropriate DWT forms to the Company’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of our Ordinary shares complete the appropriate DWT forms and provide them to their brokers or the Company’s transfer agent, as the case may be, as soon as possible after receiving their Ordinary shares.
If any holder of our Ordinary shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of such Ordinary shares may be entitled to a refund of DWT from the Irish Revenue provided the holder of such shares is beneficially entitled to the distribution.

Shares Held by Other Persons
Holders of our Ordinary shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of our Ordinary shares are exempt from DWT, but receive distributions subject to DWT, such holders of Ordinary shares may apply for refunds of such DWT from the Irish Revenue.
Distributions paid in respect of our Ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our Ordinary shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.
Qualifying Intermediary
Prior to paying any distribution, the Company will put in place an agreement with an entity that is recognized by the Irish Revenue as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of our Ordinary shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.
The Company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of our Ordinary shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT forms. Holders of our Ordinary shares that are required to file DWT forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.
Income Tax on Dividends Paid on our Ordinary Shares
Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.
A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from the Company. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by the Company discharges the Irish income tax liability and liability to universal social charge.
Capital Acquisitions Tax
CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of our Ordinary shares because our Ordinary shares are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.
CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.
THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary shares by a U.S. Holder (as defined below) that acquires our Ordinary shares in this offering and holds our Ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
•banks and other financial institutions;
•insurance companies;
•pension plans;
•regulated investment companies;
•real estate investment trusts;
•broker-dealers;
•traders that elect to use a mark-to-market method of accounting;
•certain former U.S. citizens or long-term residents;
•tax-exempt entities (including private foundations);
•holders who acquire their Ordinary shares pursuant to any employee share option or otherwise as compensation;
•investors that will hold Ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•investors that have a functional currency other than the U.S. dollar;
•persons that actually or constructively own Ordinary shares representing 10% or more of our capital stock (by vote or value); or
•partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Ordinary shares.
Unless otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. See “Passive Foreign Investment Company Considerations” below.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the U.S. or any state thereof or the District of Columbia;

•an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.
Dividends
Any cash distributions (including the amount of any Irish tax withheld) paid on our Ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) (A) our Ordinary shares on which the dividends are paid are readily tradable on an established securities market in the U.S., or (B) we are eligible for the benefits of the United States-Ireland income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year (see “—Passive Foreign Investment Company Considerations” below), and (iii) certain holding period requirements are met. We expect our Ordinary shares, which we intend to apply to list on the NYSE, will be considered readily tradable on an established securities market in the U.S., although there can be no assurance in this regard. Additionally, we expect to be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Ordinary shares, regardless of whether such shares are considered readily tradable on an established securities market in the U.S., would be eligible for the reduced rates of taxation described in this paragraph, provided the other conditions described above are satisfied. The Company will be responsible for withholding any taxes required if the payee has not provided proper documentation that they are exempt from such withholding tax.
Dividends paid on our Ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary shares. Any capital gain or loss will be long-term if the Ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a disposition of our Ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination as to whether we are a PFIC for any taxable year is a fact-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year.
If we are classified as a PFIC in any year during which a U.S. Holder owns our Ordinary shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary shares if we are or become a PFIC.
Transfer Reporting Requirements
A U.S. Holder may be required to file Form 926 (or similar form) with the IRS in certain circumstances. A U.S. Holder who fails to file any such required form could be required to pay a penalty equal to 10% of the gross amount paid for the Ordinary shares (subject to a maximum penalty of $100,000, except in cases of intentional disregard). U.S. Holders should consult their tax advisers with respect to this or any other reporting requirement that may apply to an acquisition of our Ordinary shares.
F.    Dividends and paying agents
Not applicable.
G.    Statement by experts
Not applicable.
H.    Documents on display
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at http://www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.
We also make our periodic reports as well as other information filed with or furnished to the SEC available through our website, at https://www.doleplc.com/investors, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this document.
I.    Subsidiary Information
Not applicable.
Item 11.        Quantitative and Qualitative Disclosures About Market Risk
Dole is exposed to risk from changes in currency exchange rates, interest rates, commodity prices and other market price risks, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through our regular operating and financing activities. Dole uses derivative instruments to hedge against fluctuations in foreign currency exchange rate movements, bunker fuel prices and interest rate movements. Dole does not utilize derivatives for trading or other speculative purposes.
Foreign Currency Exchange Rate Risk
Translation Risk
Many of Dole’s divisions operate in functional currencies other than the U.S. dollar, including the euro, Swedish krona, British pound sterling, Canadian dollar, Czech koruna and Danish krone, and therefore the results of its operations as expressed in U.S. dollars may be significantly affected by fluctuations in foreign exchange rates.
The net assets and results of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders’ equity. Such translation resulted in unrealized losses of approximately $25.9 million in 2021.
For fiscal year 2021, Dole’s revenue was denominated in, respectively:
•42% in U.S. dollar

•26% in euro
•11% Swedish krona
•12% in British pound sterling
•Remaining 9% primarily denominated in Canadian dollar, Czech koruna and Danish krone.
If the U.S. dollar exchange rates in 2021, had remained unchanged from the 2020 rates and no 2021 sales pricing had adjusted based on the change in exchange rates, Dole’s revenue would have been lower by approximately $159.2 million due to the weakening of the U.S. dollar against each of British pound sterling, euro and Swedish krona in fiscal year 2021.
We estimate that if U.S. dollar were to strengthen by 10% relative to the following currencies it would have the following estimated impact on translation of the results of these foreign currency denominated operations to U.S. dollar;
•a 10% strengthening of dollar relative to euro would lower reported revenue by approximately $155.4 million
•a 10% strengthening of dollar relative to the Swedish krona would lower reported revenue by approximately $64.4 million
•a 10% strengthening of dollar relative to the British pound sterling would lower reported revenue by approximately $68.2 million.
Transaction Risk
Within its operating entities, Dole also has transaction risk as our international sales and operations are denominated in both the functional currency of the operating entities and in other major currencies.
In addition, Dole sources the majority of its products in locations that are foreign to the operating entity and accordingly is exposed to changes in exchange rates between the functional currency of the operating entity and currencies in these sourcing locations. Our exposure to exchange rate fluctuations in these sourcing locations is partially mitigated by entering into U.S. dollar denominated contracts for third-party purchased product and most other major supply agreements, including shipping contracts. However, we are still exposed to those costs that are denominated in local currencies, primarily the Honduran lempira, Costa Rican Colón and Mexican peso. If the U.S. dollar exchange rates in 2021, had remained unchanged from the 2020 rates, Dole’s cost of sales would have been lower by approximately $1.8 million.
As part of Dole’s risk management strategy, we use derivative instruments to hedge certain foreign currency exchange rate exposures. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings. We use foreign currency exchange forward contracts to reduce our risk related to anticipated dollar revenue transactions and forecasted operating expenses. See Note 19 “Commitments and Contingencies” to each of the consolidated financial statements included herein for additional information. See Note 17 “Derivative Financial Instruments” to the consolidated financial statements included herein for additional information regarding our derivative instruments and hedging activities.
As of December 31, 2021, Dole’s foreign currency hedge portfolio was as follows:

Notional Amount
Foreign currency forward contracts:
United States Dollar	$6.4 million
Euro	€146.4 million
British Pound Sterling	£3.4 million
Chilean Peso	CLP 11.2 billion
South African Rand	R 450.8 million
Commodity Sales Price Risk
Commodity pricing exposures include the potential impacts of weather phenomena and their effect on industry volumes, prices, product quality and costs. We manage our exposure to commodity price risk primarily through our regular operating activities; however, significant commodity price fluctuations, particularly in categories where we have significant farming operations, including bananas, pineapples and fresh-packed vegetables, could have a material impact on our results of operations.
Commodity Purchase Price Risk
We use a number of commodities in our operations, including containerboard in our packaging and bunker fuel for our vessels. We are most exposed to market fluctuations in prices of containerboard and fuel to the extent that market prices and our contract prices are not or cannot be adjusted to compensate. We currently estimate that a 10% increase in the price of containerboard would lower operating income by approximately $16.4 million and a 10% increase in the price of bunker fuel would lower operating income by approximately $16.4 million.
We enter into bunker fuel hedges to reduce our risk related to price fluctuations on anticipated bunker fuel purchases in markets where we do not have contract prices that adjust to changes in fuel prices. At December 31, 2021, bunker fuel hedges had an aggregate outstanding notional amount of 13.2 thousand metric tons. The fair value of the bunker fuel hedges at December 31, 2021 was an asset of $1.0 million and for the fiscal year ended December 31, 2021, we recorded realized gains of $2.4 million and unrealized losses of $1.6 million.
Interest Rate Risk
At December 31, 2021 , Dole has $1.4 billion in indebtedness, primarily with variable rate facilities. Therefore, changes in interest rates in our indebtedness could have a material impact on our financial results. See Note 14, “Notes Payable and Long-Term Debt” to the consolidated financial statements included herein for additional information regarding our debt. Excluding the impact of hedging instruments, Dole plc estimates that a 1% increase in interest rates would result in a negative impact of $13.3 million on the results of our operations.
Dole plc may enter into interest rate swaps to hedge our exposure to changes in interest rates. During the year ended December 31, 2021, Dole entered into $600.0 million of interest rate swaps with maturity dates ranging from three to five years with highly rated counterparties that effectively converted the rate of $600.0 million of debt from variable to fixed. The interest rate swaps fixed the paying rate of interest at rates between 0.51% and 0.84%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 0.10% as of December 31, 2021.
The fair value of the interest rate swaps at December 31, 2021 was an asset of $10.1 million and for the fiscal year ended December 31, 2021, we recorded unrealized gains of $10.1 million through accumulated other comprehensive income.
Item 12. Description of Securities Other than Equity Securities
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depository Shares
Not applicable.

PART II
Item 13.        Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D. Material Modifications to the Rights of Security Holders.
Not Applicable.
E. Use of Proceeds
On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25,000,000 Ordinary shares at $16.00 per share. In addition, on August 30, 2021, Dole issued an additional 1,779,062 Ordinary shares to the underwriters upon the exercise of the option to purchase them at the price of $16.00. Total gross proceeds from the issuance of shares were $428.5 million, and net proceeds were $398.9 million, after underwriting fees and other issuance costs of $29.6 million. Goldman Sachs & Co. LLC was the representative of the underwriters. The proceeds were used to pay existing debt obligations.

The Ordinary shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-257621), which was declared effective by the SEC on July 29, 2021.
Item 15.        Controls and Procedures
A. Disclosure Controls and Procedures.
Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Dole plc’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2021. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. For more information, see “Item 3D. Risk Factors—Securities and Reporting Risks”.

B. Management’s Annual Report on internal control over financial reporting.
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C. Attestation report of the registered public accounting firm.
This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D. Changes in internal control over financial reporting.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16.        [Reserved]
Item 16A.    Audit committee financial expert
Our board of directors has determined that each director appointed to the audit committee is financially literate, and our board of directors has determined that each audit committee member qualifies as an audit committee financial expert and each is independent as defined under the NYSE listing standards. Refer to “Item 6 Directors, Senior Management and Employees” for further detail on each of their backgrounds.
Item 16B.    Code of Ethics
We have adopted a Code of Business Conduct and Ethics, which is posted on our website at https://www.doleplc.com/corporate-governance/code-conduct, that applies to all employees and each of our directors and officers, including our chief executive officer and chief financial officer. Written copies of the Code of Business Conduct and Ethics are available free of charge upon written request to us at the address on the first page of this annual report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer, we will disclose the nature of such amendment or waiver on our website.
Item 16C.    Principal Accountant Fees and Services
Our principal accountants for the years ended December 31, 2021 and December 31, 2020 were KPMG. We incurred the following fees from KPMG for professional services for the years ended December 31, 2021 and 2020, respectively:

	December 31, 2021	December 31, 2020
Principal Accountant fees:	(U.S. Dollars in thousands)
Audit fees	$8,384	$2,048
Tax fees	1,732	304
Audit-related fees	6	306
All other fees	—	278
Total fees	$10,122	$2,936
“Audit fees” are the aggregate fees earned by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. The audit fees for the year ended December 31, 2021 include one off fees related to the IPO and Merger. “Tax fees” are the aggregate fees charged by KPMG for professional services rendered for tax compliance activities. “Audit-related fees” are fees charged by the KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for agreed-upon procedures engagements and other attestation services subject to regulatory requirements. “All other fees” are fees billed in each of the last two fiscal years for products and services provided by KPMG, other than the services reported in the aforementioned categories in this section.
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2021, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers
None.
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
Dole plc is a company organized under the laws of Ireland and qualifies as a foreign private issuer under the NYSE corporate governance rules. As a foreign private issuer we are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE.
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the U.S., we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we may rely on exemptions from certain U.S. rules which permit us to follow Irish legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
We follow Irish laws and regulations that are applicable to Irish companies. However, Irish laws and regulations applicable to Irish companies do not contain provisions directly comparable to the U.S. proxy rules and the U.S. rules relating to the filing of reports on Form 10-Q or 8-K. Furthermore, foreign private issuers are required to file their Annual Report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Irish law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company. The Company currently intends to follow the corporate governance requirements of the NYSE rather than home country practice. However, the Company cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore, in the future, rely on available exemptions that would allow the Company to follow its home country practice. Unlike the requirements of the NYSE, there are currently no mandatory corporate governance requirements in Ireland that would require the Company to: (i) have a majority of the board of directors be independent; (ii) establish a nominating/governance committee; or (iii) hold regular executive sessions where only independent directors may be present.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.        Financial Statements
We have responded to Item 18 in lieu of responding to this item.
Item 18.        Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19.        Exhibits.

EXHIBIT INDEX

Exhibit No.		Description
1.1
Memorandum and Articles of Association of Dole plc (incorporated by reference to Exhibit 3.1 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

2.1
Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Registration Statement on Form 8-A (File No. 333-257621) that was filed on July 29, 2021 by Dole plc)

4.1
Credit Agreement, dated as of March 26, 2021, among Total Produce plc, the lenders from time to time party thereto and Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.2
Transaction Agreement, dated February 16, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation (incorporated by reference to Exhibit 10.9 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.3
Amendment No. 1 to Transaction Agreement, dated April 23, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Dole Limited and Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation (incorporated by reference to Exhibit 10.10 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.4	*	Registration Rights Agreement, dated August 3, 2021, among Dole plc and The Murdock Group, LLC, Castle & Cooke Holdings, Inc.
4.5	†
Dole plc 2021 Omnibus Compensation Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.6	†
Form of Dole plc 2021 Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement for Named Executive Officers (incorporated by reference to Exhibit 10.12 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.7	†
Form of Dole plc 2021 Omnibus Incentive Compensation Plan Stock Option Agreement for Named Executive Officers (incorporated by reference to Exhibit 10.13 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.8	†
Form of Dole plc 2021 Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement for Non-Employee Director (incorporated by reference to Exhibit 10.14 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.9	†	Dole plc Executive Severance Plan (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)
4.10	†
Form of Indemnification Agreement between Dole and each of its executive officers and Directors dated as of July 18, 2021 (incorporated by reference to Exhibit 10.15 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.11	†
Offer Letter between Dole Food Company, Inc and Johan Lindén, dated July 8, 2015 (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.12	†
Retention Agreement between Dole Food Company, Inc. and Johan Lindén, dated June 14, 2018 (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

8.1		List of Significant Subsidiaries (incorporated by reference to Exhibit 22.1 to the Registrant’s Form F-1 (File No. 333-257621), filed with the Securities and Exchange Commission on July 2, 2021.
12.1	*	Certification by Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	*	Certification by Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	**	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
13.2	**	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
15.1	*	Consent of Independent Registered Public Accounting Firm
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Schema Document
101.CAL	*	XBRL Calculation Linkbase Document
101.DEF	*	XBRL Definition Linkbase Document
101.LAB	*	XBRL Label Linkbase Document
101.PRE	*	XBRL Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.
** Furnished herewith.
† Management contract or compensatory plan or arrangement.

DOLE PLC
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 22, 2022	DOLE PLC (Registrant)

By: /s/ Rory Byrne
Name: Rory Byrne
Title: Chief Executive Officer

Dole plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Dole plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dole plc and subsidiaries (“the Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the fair value of the brand name intangible asset acquired in the legacy Dole Food Company (DFC) acquisition

As described in Note 4 to the consolidated financial statements, the Company acquired DFC on July 30, 2021, for aggregate consideration of $460.3 million. In allocating the purchase price, the Company recognized $306.3 million of intangible assets related to the DFC brand at fair value.

We identified the evaluation of the fair value measurement of the DFC brand acquired as a critical audit matter. Subjective auditor judgment and specialized skills and knowledge were required in assessing the key assumptions used in the valuation model, specifically the long-term growth rates, royalty rates and discount rate. Minor changes to these assumptions would have a significant effect on the initial measurement of fair value.

The following are the primary procedures we performed to address this critical audit matter:
–We evaluated the design of an internal control over the Company’s valuation of intangible assets process, including the development of long-term growth rates, royalty rates and discount rates.
–We involved valuation professionals with specialized skills and knowledge, who assisted in:

a.evaluating the discount rate, by comparing it against a range that was independently developed using publicly available market data for comparable entities.
b.evaluating the royalty rate through the residual margin approach, qualitative factors specific to DFC and the brand and through the market benchmarks, if any, for royalty on comparable brands.
c.evaluating the long-term growth rates to a range that was independently developed using analyst reports and industry publications.

KPMG
We have served as the Company’s auditor since 2006.
Dublin, Ireland
March 22, 2022

DOLE PLC
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$250,561	$160,503
Short-term investments	6,115	—
Trade receivables, net of allowances for credit losses of $22,064 and $10,122, respectively	719,114	361,721
Grower advance receivables, net of allowances of $9,606 and $5,598, respectively	72,350	18,946
Other receivables, net of allowances of $14,066 and $2,850, respectively	125,908	28,540
Inventories, net of allowances of $7,447 and $0, respectively	410,737	141,179
Prepaid expenses	45,339	16,570
Other current assets	11,011	2,936
Assets held-for-sale	200	—
Total current assets	1,641,335	730,395
Long-term investments	23,433	—
Investments in unconsolidated affiliates	128,407	458,557
Actively marketed property	50,364	—
Property, plant and equipment, net of accumulated depreciation of $283,677 and $160,111, respectively	1,430,850	219,665
Operating lease right-of-use assets	368,632	140,212
Goodwill	511,333	234,161
DOLE brand	306,280	—
Other intangible assets, net of accumulated amortization of $117,499 and $119,576 respectively	62,046	65,634
Other assets	98,917	30,496
Deferred income tax assets	46,371	6,682
Total assets	$4,667,968	$1,885,802
LIABILITIES AND EQUITY
Accounts payable	$696,766	$474,528
Income taxes payable	10,316	2,589
Accrued liabilities	464,931	123,463
Bank overdrafts	9,395	11,243
Notes payable and current portion of long-term debt, net	51,785	20,748
Current maturities of operating leases	73,046	21,910
Other tax	35,212	23,371
Contingent consideration	2,958	4,912
Pension and postretirement benefits	17,664	5,787
Dividends payable and other current liabilities	9,078	1,355
Total current liabilities	1,371,151	689,906
Long-term debt, net	1,297,808	314,840
Operating leases, less current maturities	305,714	122,225
Deferred income tax liabilities	145,689	22,451
Income tax payable, less current portion	40,439	—
Contingent consideration, less current portion	4,302	5,786
Pension and postretirement benefits, less current portion	152,149	23,607
Other long-term liabilities	105,310	18,755
Total liabilities	$3,422,562	$1,197,570
Commitments and contingent liabilities:
Redeemable noncontrolling interests	32,776	30,317
Stockholders’ equity:
Common stock—$0.001 par value; 300,000,000 shares authorized and 94,877,706 shares outstanding as of December 31, 2021 and 1,000,000,000 shares authorized and 410,724,962 shares outstanding as of December 31, 2020	950	4,865
Additional paid-in capital	792,223	198,232
Retained earnings	413,335	460,715
Accumulated other comprehensive loss	(125,919)	(128,803)
Total equity attributable to Dole plc	1,080,589	535,009
Equity attributable to noncontrolling interests	132,041	122,906
Total equity	1,212,630	657,915
Total liabilities, redeemable noncontrolling interests and equity	$4,667,968	$1,885,802

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$6,454,402	$4,345,939	$4,166,799
Cost of sales	(6,105,271)	(4,012,348)	(3,864,313)
Gross profit	349,131	333,591	302,486
Selling, marketing, general and administrative expenses	(349,769)	(264,844)	(253,959)
Merger, transaction and other related costs	(30,072)	(396)	(198)
Gain (loss) on disposal of businesses	11	—	(749)
Impairment of property, plant and equipment	—	(1,210)	—
Gain on asset sales	581	—	—
Operating income (loss)	(30,118)	67,141	47,580
Other income (expense), net	8,658	(119)	4,141
Interest income	3,938	2,604	3,077
Interest expense	(27,030)	(10,523)	(12,042)
Income (loss) before income taxes and equity earnings	(44,552)	59,103	42,756
Income tax benefit (expense)	13,333	(18,130)	(10,312)
Equity in net earnings of investments accounted for under the equity method	48,027	30,279	36,943
Net income	16,808	71,252	69,387
Less: Net income attributable to noncontrolling interests	(24,027)	(18,764)	(14,327)
Net income (loss) attributable to Dole plc	$(7,219)	$52,488	$55,060

Net income (loss) per share attributable to Dole plc - basic	$(0.10)	$0.95	$0.99
Net income (loss) per share attributable to Dole plc - diluted	$(0.10)	$0.94	$0.99
Weighted average shares outstanding - basic	72,190	55,509	55,497
Weighted average shares outstanding - diluted	72,190	55,592	55,614

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars in thousands)
Net income	$16,808	$71,252	$69,387
Other comprehensive income (loss), net of tax
Net unrealized gain (loss) on derivatives	11,209	(2,705)	—
Foreign currency translation adjustment	(34,772)	21,876	(5,231)
Change in pension and postretirement benefits	2,532	(12,624)	(6,265)
Reclassification of pension activity	15,462	—	—
Total other comprehensive income (loss)	(5,569)	6,547	(11,496)
Comprehensive income	11,239	77,799	57,891
Less: Comprehensive income attributable to noncontrolling interests	(15,574)	(22,510)	(14,120)
Comprehensive income (loss) attributable to Dole plc	$(4,335)	$55,289	$43,771

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

Operating Activities	(U.S. Dollars in thousands)
Net income	$16,808	$71,252	$69,387
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	72,955	36,182	34,409
Incremental charges on purchase accounting valuation of biological assets and inventory	65,916	—	—
Non-cash lease expense	24,584	(78)	2,409
Asset write-offs and net (gain) on sale of assets	(581)	—	—
Impairment of property, plant and equipment	—	1,210	—
Net unrealized (gain) on financial instruments	(3,910)	—	—
Share-based payment expense	815	—	—
(Earnings) from equity method investments	(48,027)	(30,279)	(36,943)
Net (gain) loss on disposal of businesses	(11)	—	749
Amortization of debt discounts and debt issuance costs	2,634	—	—
(Benefit) for deferred income taxes	(23,168)	(698)	(7,966)
Pension and other postretirement benefit plan expense (benefit)	2,913	(3,620)	(3,760)
Dividends received	12,137	12,906	11,901
Fair value movement on contingent consideration	1,036	519	(228)
Other	2,322	(481)	(3,257)
Changes in operating assets and liabilities:
Receivables, net of allowances	(20,542)	32,578	29,712
Inventories	(56,603)	(18,027)	(6,213)
Accrued and other current and long-term liabilities	(32,899)	43,109	(14,951)
Cash flow provided by operating activities	16,379	144,573	75,249
Investing Activities
Sales of assets	26,308	891	758
Capital expenditures	(65,438)	(23,202)	(26,971)
Acquisitions, net of cash acquired	103,595	298	(4,888)
Proceeds from sales of equity method investments	10,607	4,362	11,564
Insurance proceeds received for damage to property	10,455	—	—
Purchases of investments	(1,210)	—	—
Investments in unconsolidated affiliates	(1,833)	537	(8,151)
Other	332	(8,482)	(14,296)
Cash flow provided by (used in) investing activities	82,816	(25,596)	(41,984)
Financing Activities
Proceeds from borrowings and overdrafts	2,145,427	302,450	386,257
Repayments on short-term borrowings and overdrafts	(2,487,130)	(363,901)	(373,287)
Payment of debt issuance costs	(22,133)	—	—
Dividends paid to shareholders	(17,092)	(11,875)	(14,919)
Dividends paid to noncontrolling interests	(21,683)	(23,349)	(17,938)
Acquisition of noncontrolling interest subject to put options	—	(4,062)	—
Other noncontrolling interest activity, net	382	—	—
Proceeds from exercise of stock options	7,041	153	75
Payment of contingent consideration	(5,031)	—	—
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	398,876	—	—
Cash flow provided by (used in) financing activities	(1,343)	(100,584)	(19,812)
Effect of foreign currency exchange rate changes on cash	(7,794)	12,533	(957)
Increase in cash and cash equivalents	90,058	30,926	12,496
Cash and cash equivalents at beginning of period	160,503	129,577	117,081
Cash and cash equivalents at end of period	$250,561	$160,503	$129,577

Supplemental cash flow information:
Income tax payments, net of refunds	$(26,945)	$(19,313)	$(16,931)
Interest payments on borrowings	$(26,691)	$(10,859)	$(10,682)
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	$(5,414)	$(10,859)	$—
See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Noncontrolling Interests	Total Equity
	(U.S. Dollars in thousands)
Balance as of December 31, 2018	$4,862	$207,118	$390,288	$(120,315)	$101,602	$583,555
Net income	—	—	55,060	—	14,327	69,387
Issuance of common stock	1	51	22	—	—	74
Proceeds from exercise of stock options	—	122	—	—	—	122
Dividends declared	—	—	(14,919)	—	(17,938)	(32,857)
Share of repayment of receivable from affiliates	—	—	(8,854)	—	—	(8,854)
Noncontrolling interest activity, net	—	—	(1,400)	—	587	(813)
Redeemable noncontrolling interest activity, net	—	(4,672)	—	—	20,821	16,149
Other comprehensive (loss)	—	—	—	(11,289)	(207)	(11,496)
Cumulative effect adjustment of ASC 842 related to leases	—	—	(1,274)	—	—	(1,274)
Balance as of December 31, 2019	$4,863	$202,619	$418,923	$(131,604)	$119,192	$613,993
Net income	—	—	52,488	—	18,764	71,252
Issuance of common stock	2	104	47	—	—	153
Proceeds from exercise of stock options	—	(130)	—	—	—	(130)
Dividends declared	—	—	(11,875)	—	(23,349)	(35,224)
Share of repayment of receivable from affiliates	—	—	787	—	—	787
Noncontrolling interest activity, net	—	—	(33)	—	1,418	1,385
Redeemable noncontrolling interest activity, net	—	(4,361)	378	—	3,135	(848)
Other comprehensive income	—	—	—	2,801	3,746	6,547
Balance as of December 31, 2020	$4,865	$198,232	$460,715	$(128,803)	$122,906	$657,915
Net income (loss)	—	—	(7,219)	—	24,027	16,808
Proceeds from exercise of stock options	56	6,985	—	—	—	7,041
Cancellation of treasury stock	(263)	263	—	—	—	—
Share issuance to C&C Parties	119	190,555	—	—	—	190,674
Conversion of ordinary shares to common stock in connection with initial public offering	(4,096)	4,096	—	—	—	—
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs	268	398,876	—	—	—	399,144
Share of repayment of receivable from affiliates	—	469	—	—	—	469
Dividends declared	—	—	(24,699)	—	(21,683)	(46,382)
Stock-based compensation expense	1	785	—	—	—	786
Noncontrolling interest activity, net	—	(1,706)	—	—	11,371	9,665
Redeemable noncontrolling interest activity, net	—	(6,332)	—	—	3,873	(2,459)
Reclassification of pension activity	—	—	(15,462)	15,462	—	—
Other comprehensive (loss)	—	—	—	(12,578)	(8,453)	(21,031)
Balance as of December 31, 2021	$950	$792,223	$413,335	$(125,919)	$132,041	$1,212,630
See Notes to Consolidated Financial Statements

DOLE PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, the largest global exporter of grapes, one of the industry leaders in value added salads and fresh packed vegetables in the United States (the “U.S.”) and has a growing presence in categories such as berries, avocados and organic produce.
Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.
Dole offers over 300 products grown and sourced both locally and globally from over 30 countries in various regions and distributed and marketed across retail, wholesale and food service channels in over 75 countries. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the primary Dole brand (“DOLE brand”).
Dole is incorporated in Ireland and was formed as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity, later named Dole plc, listed publicly in the U.S. Prior to the Merger, Total Produce had a 45% ownership interest in Legacy Dole.
On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and the C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25,000,000 shares of common stock at $16.00 per share. In addition, on August 30, 2021, an additional 1,779,062 shares of common stock were issued to the underwriters upon their exercise of the option to purchase them at the price of $16.00 per share. In the year ended December 31, 2021, total gross proceeds from the issuance of shares were $428.5 million, and after underwriting fees and other issuance costs of $29.6 million, net proceeds were $398.9 million. The proceeds from the IPO Transaction were used to fund the payment of outstanding debt balances.
See Note 4 “Business Combinations and Transactions” for additional detail on the Merger and the IPO Transaction.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the
U.S. (“U.S. GAAP”) and are presented in accordance with applicable requirements of Regulation S-X. In the opinion of management, the consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to present fairly Dole’s financial position, results of operations and cash flows.
Dole’s consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all variable interest entities (“VIEs”) for which Dole is the primary beneficiary.
Total Produce is the accounting acquirer of Legacy Dole, and as such, all Dole plc operating results prior to the Merger are only reflective of Total Produce, inclusive of Total Produce’s 45.0% investment in Legacy Dole. The prior year consolidated balance sheet is only reflective of legacy Total Produce.

Intercompany accounts and transactions have been eliminated in consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, self-insurance reserves, retirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.
In the year ended December 31, 2021, the Company reclassified $15.5 million of pension activity from retained earnings to other comprehensive loss to correct the presentation of pension reserves in equity. The change did not have an impact to Dole’s results of operations, financial condition or cash flows.
Summary of Significant Accounting Policies
Revenue Recognition: Revenue is recognized when a performance obligation is satisfied as control of a good or service is transferred to a customer in the amount expected to be entitled at transfer. For each customer contract, the performance obligations are identified, the transaction price is allocated to the individual performance obligations, and revenue is recognized when these performance obligations are fulfilled and control of the good or service is transferred to the customer. The transfer of control of a good or service to customers is based on written sales terms that allow customers right of return when the good or service does not meet certain quality factors.
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories for fruit, fresh fruit and diversified produce, and two main product categories for vegetables, value added vegetables and fresh packed vegetables. Fresh fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit, including berries, deciduous fruit and other fresh fruit whose growing and selling cycles are different than those of the Company’s pineapples and bananas. Value added vegetables primarily include packaged salads and meal kits, and fresh packed vegetables include other vegetables, such as iceberg, romaine, leaf lettuces and celery.
Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products. The Company also has certain marketing contracts where Dole is the principal, and the related revenue and cost of sales are reported on a gross basis. Product revenues are recognized at a point in time when control of the goods has been transferred to the customer, which can be upon shipping or delivery, depending on the terms of sale.
Revenue also includes service revenue, which includes commissions with third-party growers, management fees, third-party freight and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by leasing a Company vessel, leasing available space on a Company vessel or providing handling and transportation services of containerized cargo on Company vessels. Net service revenues were less than 10% of total revenue for the years ended December 31, 2021, December 31, 2020 and December 31, 2019. See Note 5 “Revenue” for additional detail of the Company’s revenue by product and channel.
Dole’s incremental costs of obtaining a contract have primarily consisted of sales commissions, and the Company has elected the practical expedient to expense these costs that are related to contracts that are less than one year. These costs are included in selling, marketing and general and administrative expenses in the consolidated statements of operations. If these costs relate to contracts that are greater than one year, the incremental costs are capitalized as a contract asset and amortized over the period from which the contract is obtained until the performance obligations are met. Dole’s contracts are generally less than one year, and incremental costs of obtaining a contract are not material.
The Company treats shipping and handling costs that occur after the customer obtains control of the good as a fulfillment cost rather than a service performance obligation. Further, Dole has elected the practical expedient to exclude sales and other taxes imposed by government authorities on revenue-producing transactions from the transaction price.
The period between the transfer of a promised good or service to a customer and customer payment is expected to be less than one year and, as such, Dole has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recorded net of any sales allowances, sales promotions and sales incentives. Sales allowances are calculated based on historical claims information. Dole offers sales promotions and sales incentives to its customers (resellers) and to its consumers. Sales promotions are temporary price reductions on third-party sales, and sales incentives include consumer coupons and discounts, volume and timing rebates and product placement fees. Estimated sales discounts are recorded in the period in which the related sale is recognized. Volume rebates are recognized in the period of sale as a reduction of revenue based on Dole’s estimate of sales volume over the term of the arrangement. All other sales incentives are estimated using both historical trends and current volumes and assumptions. The Company also enters cooperative advertising arrangements in which Dole refunds a retailer for a portion of the costs incurred to advertise Dole’s products. The value of these arrangements is treated as a reduction of revenue, unless the arrangement is in exchange for a distinct good or service, in which case, these amounts are recorded in selling, marketing and general and administrative expenses in the consolidated statements of operations. Adjustments to sales estimates are made periodically as new information becomes available and actual sales volumes become known. Adjustments to these estimates have historically not been significant to Dole.
Cost of Sales: Cost of sales primarily consists of costs associated with the production or purchasing of inventory, packaging materials, labor, depreciation, overhead, transportation and other distribution costs. Cost of sales also includes recurring agricultural costs and shipping and handling costs, which are detailed below.
Agricultural Costs: Plant costs, including seeds, trees, vines and stems and preproduction costs, including land preparation, pre-planting and planting costs, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples, in which the costs are expensed as incurred. Certain plant and preproduction costs are capitalized to property, plant and equipment, depending on the crop, and charged to cost of sales over the life. All land development costs, including farm and soil improvements, are capitalized to property, plant and equipment. The useful lives for plant, preproduction and land development costs capitalized to property, plant and equipment are 2 to 25 years and are based on historical yields, climate and weather conditions and likelihood of disease and pest interference. Recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering and farm labor, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples and bananas, in which the costs are expensed as incurred, due to the continuous nature of costs incurred throughout the year.
As a result of the Acquisition, certain Legacy Dole pineapple and banana costs were recognized into inventory at fair value to reflect the biological transformation of these crops. The fair value uplift related to these crops was reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle, which was complete as of December 31, 2021. Total incremental charges to cost of sales related to this uplift was $35.2 million for the year ended December 31, 2021. Similarly, certain plant and preproduction costs related to pineapples were recognized at fair value into property, plant and equipment to reflect the value associated with the pineapple bearer plant. A portion of the fair value uplift related to these pineapple bearer plants was reversed and recognized to cost of sales on a straight-line basis as of December 31, 2021, and the remaining uplift will continue to be reversed and recognized to costs of sales on a straight-line basis over the remaining life of these plants. Total incremental charges to cost of sales related to this uplift was $29.6 million for the year ended December 31, 2021. See Note 4 “Business Combinations and Transactions” for additional detail.
Shipping and Handling Costs: Amounts billed to third-party customers for shipping and handling are included as a component of revenues. Shipping and handling costs incurred are included as a component of cost of sales and represent fulfillment costs incurred by Dole to ship products from the sourcing locations to the end customer and are not considered separate performance obligations.
Value-Added Taxes: Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from revenues and cost of sales. Receivables related to value-added taxes are included within other receivables, net, and other assets in the consolidated balance sheets.
Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. Marketing and advertising costs, included in selling, marketing and general and administrative expenses in the consolidated statements of operations, amounted to $10.6 million, $5.3 million and $5.8 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively.
Research and Development Costs: Research and development costs are expensed as incurred and are included in cost of sales or selling, marketing and general and administrative expenses in the consolidated statements of operations.

Research and development costs amounted to $5.8 million for the year ended December 31, 2021 and were not material for the years ended December 31, 2020 and December 31, 2019.
Restructuring Costs: Restructuring costs are expensed as incurred and included in cost of sales or selling, marketing, general and administrative expenses in the consolidated statements of operations. Restructuring charges were not material for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.
Merger, Transaction and Other Related Costs: Dole records and separately states merger, transaction and other related costs to reflect non-recurring acquisition and merger-related activities. These costs were approximately $30.1 million for the year ended December 31, 2021 and primarily relate to the Merger and IPO Transaction. These costs were not significant for the years ended December 31, 2020 and December 31, 2019.
Gain (Loss) on Asset Sales: Gain (loss) on asset sales primarily consists of gains and losses incurred through the disposal of assets held-for-sale and actively marketed property and other property disposed in the ordinary course of business. All assets held-for-sale and actively marketed property held during the year ended December 31, 2021 represented Legacy Dole properties and were recognized at fair value as a result of the Acquisition. Therefore, no gains or losses were recognized for the disposal of assets held-for-sale and actively marketed property for the year ended December 31, 2021, as the fair values of the disposed properties approximated their ultimate disposal value. There were also no gains and losses on the disposal of assets held-for-sale and actively marketed property for the years ended December 31, 2020 and December 31, 2019. See Note 11 “Assets Held-For-Sale and Actively Marketed Property” for additional detail. Other gains and losses include disposals of other property in the ordinary course of business and have not historically been significant.
Gain (Loss) on Disposal of Businesses: Dole records and separately states the net gain (loss) related to the disposal of businesses or subsidiaries. These disposals are the result of a business no longer meeting the strategic objective of the Company. While a divestiture may impact the operating results of the Company, the net impact of these disposals has not historically been significant.
Interest Income: Interest income comprises interest from funds invested and other receivables, such as grower advances, and is recognized using the effective interest method over the term of the underlying agreement.
Interest Expense: Interest expense comprises interest on borrowings, amortization of discounts and issuance costs related to borrowings, interest on finance lease liabilities, debt extinguishment costs and arrangement fees.
Income Taxes: Dole accounts for deferred taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. The Company recognizes the benefit of a tax position only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon settlement. Income tax expense includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. In respect to undistributed earnings for foreign subsidiaries, where those earnings are considered to be either indefinitely reinvested, or the earnings could be distributed tax free, no deferred tax liability have been provided thereon.
The Company releases stranded income tax effects from accumulated other comprehensive loss as individual items in accumulated other comprehensive loss are settled or otherwise disposed.
Discontinued Operations: Dole determines whether a disposal of a component or a group of components of Dole is required to be presented as discontinued operations, when the disposal represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. There was no income or loss from discontinued operations for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

Earnings per share: Basic earnings per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, excluding any shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding, after the adjustment for the effects of potentially issuable shares, such as restricted stock units and stock options with a dilutive effect.
Operating and Reportable Segments: Operating segments, defined as components of the Company that engage in business activities from which they earn revenue and incur expenses, are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for assessing performance and allocating resources amongst operating segments, is defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”).
Dole was re-organized and segment results adjusted to reflect the following segments of the Company - Fresh Fruit, Diversified Fresh Produce - Europe, the Middle East and Africa (“Diversified Fresh Produce - EMEA”), Diversified Fresh Produce - Americas and the Rest of the World (“Diversified Fresh Produce - Americas & ROW”) and Fresh Vegetables. See further detail on operating and reporting segments in Note 6 “Segments”.
Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less. Whenever outstanding checks exceed cash balances, the balance of the book overdraft is reclassified to accounts payable in the consolidated balance sheets.
Short-Term and Long-Term Investments: Dole sponsors various non-qualified benefit and executive compensation plans, with plan assets held in Rabbi Trusts. Short-term investments include the portion of the Rabbi Trust securities portfolio that approximates the short-term liability of the frozen non-qualified Supplemental Executive Retirement Plan (“SERP”) defined benefit plan and the total liability of the non-qualified deferred compensation Excess Savings Plan (“ESP”). Long-term investments include the portion of the Rabbi Trust securities portfolio that will be used to fund a portion of the long-term liability of the SERP plan. Securities are recorded at fair value with realized and unrealized holding gains and losses included in earnings. Dole estimates the fair value of its investments using prices provided by its custodian. See Note 18 “Fair Value Measurements” for fair value disclosures.
Trade Receivables: Trade receivables less allowances are recognized at net realizable value, which approximates fair value. Credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Additionally, at least quarterly, Dole estimates expected credit losses for all outstanding trade receivables to determine if a related impairment loss and allowance should be recognized. Expected credit losses for newly recognized trade receivables, as well as changes to existing expected credit losses during the period, are recognized in selling, marketing, general and administrative expenses in the consolidated statements of operations. See Note 8 “Receivables and Allowances for Credit Losses” for further detail on how the Company estimates these credit losses. No individual customer accounted for more than 10% of Dole’s revenue during the years ended December 31, 2021, December 31, 2020 and December 31, 2019, nor accounted for greater than 10% of Dole’s account receivable as of December 31, 2021 and December 31, 2020.
In addition, Dole manages the credit risk of a portion of its trade receivables through the use of non-recourse trade receivables arrangements. See Note 8 “Receivables and Allowances for Credit Losses” for further detail.
Grower Advances: Dole makes advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests or other collateral owned by the growers. Dole monitors these receivables on a regular basis and estimates expected credit losses, at least quarterly, for all outstanding grower advances to determine if a related impairment loss and allowance should be recognized. These expected credit losses are evaluated on a case-by-case basis and are based on historical credit loss information, among other quantitative and qualitative factors. Grower advances are stated at the gross advance amount less allowances for expected credit losses.
Grower advances are disaggregated into short-term advances that mature in one year or less, which are included within grower advance receivables, net, in the consolidated balance sheets and long-term advances that are included in other assets in the consolidated balance sheets.
Other Receivables: Other receivables consists primarily of miscellaneous notes receivable, hedging receivables and receivables from governmental institutions. These receivables are recorded at net realizable value. Allowances against receivables are established based on specific account data and factors such as Dole’s historical losses, current economic conditions, age of receivables, the value of any collateral and payment status compared to payment terms. Account balances are written off against the allowance if and when management determines the receivable is uncollectible.
Concentration of Credit Risk: Financial instruments that potentially subject Dole to a concentration of credit risk principally consist of cash equivalents, investments, derivative contracts and grower advances. As discussed above, credit risk related to trade receivables is mitigated through the Company’s large customer base and periodic credit valuations. Dole maintains its cash and investments with high quality financial institutions. The counterparties to Dole’s derivative contracts, which are discussed in greater detail below, are major financial institutions. Grower advances are principally with farming enterprises and are generally secured by the underlying crop harvests or other collateral.
Inventories: Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period.
As discussed in greater detail above, as a result of the Acquisition, certain Legacy Dole pineapple and banana costs were recognized into inventory at fair value to reflect the biological transformation of these crops. The fair value uplift related to these crops was reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle, which was complete as of December 31, 2021.
Due to the nature of the Company’s inventory, reserves for excess production and obsolescence have not historically been significant. However, losses from the result of subsequent measure of inventory and the related reserve were unusually larger as of December 31, 2021, due to the produce recall and plant suspensions described in more detail in Note 19 “Commitments and Contingencies.”
Details of inventory in the consolidated balance sheets as of December 31, 2021 and December 31, 2020 were as follows:

	December 31, 2021	December 31, 2020

Inventories:	(U.S. Dollars in thousands)
Finished products	$233,666	$120,897
Raw materials and work in progress	89,312	—
Crop growing costs	40,671	3,551
Agricultural and other operating supplies	47,088	16,731
	$410,737	$141,179
Physical goods that have completed production and are held-for-sale in the ordinary course of business are classified as finished products. Inventories classified as raw materials represent goods that will be consumed in production, such as fresh fruit or vegetables to be modified from their original form and those awaiting packaging, as well as items such as consumer packing, labels and pallets. Goods that are in the course of production are classified as work in progress. Inventories classified as crop growing costs include costs incurred up to the time crops are produced in commercial quantities. In addition, agricultural and other operating supplies that are consumed indirectly in production are also capitalized into inventory, such as ripening agents, fertilizer and fuel.
Assets Held-for-Sale and Actively Marketed Property: Dole reports a business or assets as held-for-sale when management has approved or received approval to sell the business or assets and is committed to a formal plan, the business or assets are available for immediate sale, the business or assets are being actively marketed, the sale is anticipated to occur during the ensuing year, and the other specified criteria for classification are met. In certain situations when timing of the sale of land is uncertain, Dole classifies such assets as actively marketed property. A business or assets classified as held-for-sale or land classified as actively marketed property are recorded at the lower of their carrying amount or estimated fair value less cost to sell. If the carrying amount exceeds the estimated fair value, a loss is recognized. Depreciation is not recorded on assets classified as held-for-sale or on land improvements associated with actively marketed property. Assets and liabilities related to a business classified as held-for-sale and actively marketed property are segregated in the consolidated balance sheets, and major classes are separately disclosed in the notes to the consolidated financial statements, commencing in the period in which the business or assets are classified as held-for-sale or actively marketed. See Note 11 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.
Investments in Unconsolidated Affiliates: Investments in unconsolidated affiliates and joint ventures with ownership of 20% to 50% are recorded using the equity method, provided Dole has the ability to exercise significant influence. In addition, entities in which the Company has variable interests are also recorded using the equity method when it is determined that the Company is not the primary beneficiary in the relationship. Under the equity method of accounting, a share of earnings and losses based on Dole’s ownership percentage in the investment is recorded in earnings each period. Unrealized gains and losses arising from transactions with equity method investments are eliminated to the extent of the Company’s interest in the equity.
All material equity method investments have the same fiscal year-end or a fiscal year-end within three months of the Company’s year-end. In the case of the latter, appropriate adjustments are made for the effects of significant transactions or events that occur between that date and the date of Dole’s consolidated financial statements. Where appropriate, the accounting policies of equity method investments have been adjusted to ensure consistency with the policies adopted by Dole.
All other unconsolidated investments are recorded at cost less impairment, as their fair value is not readily determinable. As of December 31, 2021 and December 31, 2020, substantially all of Dole’s investments in unconsolidated affiliates have been accounted for under the equity method.
Dole evaluates its equity and investments held at cost for impairment when facts and circumstances indicate that the carrying value of such investments may not be recoverable. Dole reviews several factors to determine whether the loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the investee and whether Dole has the intent to sell or will be required to sell before the investment’s anticipated recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in earnings.
In the year ended December 31, 2021, the Company recorded an impairment charge related to its investment in Legacy Dole of $122.9 million, as the carrying value of the 45.0% investment was higher than the value of the consideration paid upon the Acquisition. The Company also recognized a gain on the settlement of preexisting contractual arrangements of $93.0 million. The net loss on Legacy Dole arising from the step-up acquisition was $4.0 million, after considering the impairment offset by the gain on the preexisting contractual arrangements, both noted above, and also the release of deferred tax, indemnification and cumulative equity reserves of $20.1 million, $4.4 million and $1.4 million, respectively. During the year ended December 31, 2021, Dole also recorded a fair value gain of $7.7 million, upon the acquisition of other investments previously accounted for under the equity method. The Company also acquires and disposes of investments in unconsolidated affiliates in the normal course of business. In the year ended December 31, 2021, the Company recorded a gain on the disposal of investments accounted for under the equity method of $1.1 million. Dole did not recognize any impairment charges or any gain or loss for investments in unconsolidated affiliates for the years ended December 31, 2020 and December 31, 2019. See Note 23 “Investments in Unconsolidated Affiliates” for additional detail.
Property, Plant and Equipment: Property, plant and equipment is stated at cost plus asset retirement obligations, if any, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Dole reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset group. Routine maintenance and repairs are expensed as incurred. Dole did not recognize any impairment charges for property, plant and equipment for the years ended December 31, 2021 and December 31, 2019 and recognized an impairment loss of approximately $1.2 million in the year ended December 31, 2020. The impairment related to three properties in the Diversified Fresh Produce - EMEA segment where an analysis of the properties indicated that the carrying amount exceeded the fair value based on quoted market prices. See Note 12 “Property, Plant and Equipment” for additional detail on the major classes of property, plant and equipment and the respective useful lives of the asset classes.
Dry-Docking Costs: Dole incurs costs for planned major maintenance activities related to its vessels during regularly scheduled dry dockings that occur approximately every 2 to 7 years, depending on the age of the vessel. Costs incurred during the dry-docking period, such as overhaul costs, are capitalized and amortized to the next overhaul. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed as incurred and included in cost of sales in the consolidated statements of operations.
Leases: Dole leases fixed assets for use in operations where leasing offers advantages of operating flexibility and is less expensive than alternative types of funding. Dole also leases land in countries where land ownership by foreign entities is restricted or where purchasing is not a viable option.
Dole’s leases are evaluated at inception or at any subsequent modification and, depending on the lease terms, are classified as either finance or operating leases. For leases with terms greater than one year, the Company recognizes a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Many of Dole’s leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments and lease term when appropriate. Dole’s lease agreements do not contain any residual value guarantees. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers that do not meet finance lease criteria, ports, land and warehouse facilities. Dole’s finance leases primarily consist of vessel containers and machinery and equipment that meet the finance lease criteria. Dole’s decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability of the renewal.
The Company has elected to account for lease and non-lease components a single lease component in contracts where Dole is the lessee. When available, the rate implicit in the lease is used to discount lease payments to present value; however, most of Dole’s leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
When the Company acts as a lessor, for contracts that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices at inception or modification of the lease. The Company determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset. If an arrangement contains lease and non-lease components, then the Company applies ASC 606, Revenue from Contracts with Customers, to allocate the consideration in the contract. Dole recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as a part of other income (expense), net in the consolidated statements of operations.
Goodwill and Intangible Assets: Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Fair values for goodwill and intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Dole tests goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter of each fiscal year and when there is an indicator of impairment. Dole defines each of its four operating business segments as reporting units for purposes of evaluating goodwill for impairment: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables.
Dole’s indefinite-lived intangible assets, primarily consisting of the DOLE brand, are considered to have an indefinite life, because they are expected to generate cash flows indefinitely and, as such, are not amortized. Indefinite-lived intangible assets are reviewed for impairment annually on the first day of the fourth quarter of each fiscal year, or more frequently if certain impairment indicators arise.
Dole’s definite-lived intangible assets include customer relationships, supplier relationships and local brands, that are initially recorded at fair value and amortized on a straight-line basis over 3 to 15 years.
During the years ended December 31, 2021, December 31, 2020 and December 31, 2019, Dole assessed qualitative and quantitative factors to determine whether it was more likely than not that the fair value of each reporting unit was less than its carrying value. Qualitative factors includes market considerations, overall financial performance and other relevant events and factors affecting the reporting unit. Quantitative factors include forecasted revenue and margin and the determination of recoverable amounts. Based on the impairment tests performed in each year, the Company determined that it was not more likely than not that the fair value of each reporting unit was less than its carrying value.
See Note 13 “Goodwill and Intangible Assets” for additional detail.

Bank Overdrafts: The Company and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund seasonal working capital requirements. The total of these facilities as of December 31, 2021 and December 31, 2020 was $9.4 million and $11.2 million, respectively. The facilities contain covenants customary for unsecured facilities of this kind, including financial covenants on maximum leverage and minimum interest cover. Bank overdrafts are classified as a current liability in the consolidated balance sheets. See Note 14 “Notes Payable, Bank Overdrafts and Long-Term Debt” for additional detail.
Debt: Debt is carried at the principal amount borrowed, including unamortized discounts and premiums and debt issuance costs, when applicable. Debt discounts and issuance costs are amortized over the term of the debt agreement using the effective interest method. Debt discounts and issuance costs are presented as a direct reduction of debt in the consolidated balance sheets, except for those issuance costs related to line-of-credit arrangements which are recorded as a prepaid asset in the consolidated balance sheets. See Note 14 “Notes Payable, Bank Overdraft and Long-Term Debt” for additional detail.
Workers Compensation and Loss Reserves: Dole self-insures certain losses arising out of workers compensation claims. Dole establishes workers compensation accruals for its self-insured programs based upon reported claims in process and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are estimated using actuarial methods, and ultimate settlements may vary significantly from such estimates due to increased claims frequency or the severity of claims and are recorded in accrued liabilities or other long-term liabilities in the consolidated balance sheets, depending on the estimate of the timing of settlement.
Derivative Financial Instruments: Dole also holds derivative instruments to hedge against risks in foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole estimates the fair value of its derivatives, including any credit valuation adjustments, using market-based inputs. During the year ended December 31, 2021, Dole entered into interest rate swaps that qualified for hedge accounting and designated them as hedging instruments. All realized gains and losses under the interest rate swaps and other designated cash flow hedges are included in earnings in the consolidated statements of operations, and unrealized gains and losses are included in other comprehensive income (loss). For all other hedges not designated as hedging instruments, all realized and unrealized gains and losses are recorded in the same line item within the consolidated statements of operations as the activity that is being hedged from a financial risk management perspective. See Note 17 “Derivative Financial Instruments” for additional detail on derivative instruments.
Fair Value Hedges: The Company enters into fair value hedges to hedge foreign currency exposure of certain non-functional currency assets and liabilities. Dole enters into foreign currency forward contracts primarily to hedge the changes in fair value of intercompany loans denominated in a currency other than the U.S. dollar functional currency. During the year ended December 31, 2021, the Company discontinued its fair value hedges.
Cash Flow Hedges: The Company enters into cash flow hedges to hedge against variability in certain expected future cash flows related to foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole enters into foreign currency exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of sales and operating expense. In addition, Dole incurs significant fuel costs transporting products from the sourcing location to the end customer (reseller). To mitigate the price uncertainty of future purchases of bunker fuel, Dole enters into bunker fuel swap contracts. Similarly, in order to mitigate interest rate uncertainty on long-term debt, Dole enters into interest rate swap agreements.
Fair Value of Financial Instruments: Dole’s financial instruments primarily comprise cash and cash equivalents, short and long-term investments, short-term trade and grower receivables, trade payables, notes receivable and notes payable, as well as long-term grower receivables, finance lease obligations, asset-based loans, contingent consideration, term loan facilities and notes. The carrying amounts of short-term instruments, excluding Dole’s short-term Rabbi Trust investments that are recorded at fair value, approximate fair value because of the instrument’s short maturity. The carrying amounts of long-term financial instruments, excluding Dole’s secured notes, term loans, contingent consideration and long-term Rabbi Trust investments, approximate fair value, since the instruments bear interest at variable or fixed rates which approximate market rates. See Note 18 “Fair Value Measurements” for additional detail.
Dole also holds retirement plan assets which are measured at fair value. Dole estimates the fair value of its retirement plan assets based on quoted market prices, dependent on availability. In instances where quoted market prices are not readily available, the fair value of the investment securities is estimated based on pricing models using observable or unobservable inputs. As a practical expedient, the Company uses net asset value (“NAV”) to measure certain real estate investments without a readily determinable fair value within the Company’s pension asset portfolio. The underlying fund utilizes pricing and valuation information from third-party sources, including independent appraisals. See Note 15 “Employee Benefit Plans” for additional detail.
Foreign Currency Exchange: The functional currency of Dole is the U.S. dollar. For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the translation of monetary assets and liabilities to the functional currency are included in the consolidated statements of operations. Transaction gains and losses were not material in the years ended December 31, 2021, December 31, 2020 and December 31, 2019. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of the cumulative translation adjustment in stockholders’ equity.
Stock-Based Compensation: Stock-based compensation for Dole consists of restricted stock units and stock options. At their grant date, the restricted stock units are valued using the current share price, and the stock options are valued using the Black Scholes pricing model. Stock-based compensation expense is recognized over the requisite service period, which is the vesting period of each award.
Redeemable Noncontrolling Interest (“NCI”): If a put option is held by a NCI in a subsidiary undertaking, whereby the holder of the put option can require Dole to acquire the NCI's ownership in the subsidiary at a future date, the Company examines the nature of such a put option to determine whether the put option is a separate financial instrument to, or embedded within, the NCI.
As the Company’s NCI containing put options have exercise prices based on future earnings of the related consolidated subsidiaries and meet the criteria for mezzanine classification, they are classified as redeemable NCI as mezzanine equity in the consolidated balance sheets. The options do not contain a limit to the amount that the Company could be required to pay upon exercise by the holder, and the embedded put and call features do not meet the criteria for bifurcation.
Both permanent and mezzanine-classified NCI are measured at fair value on the acquisition date. Each reporting period, net income and comprehensive income of a consolidated subsidiary is allocated to the controlling interest and NCI. When redemption of a mezzanine-classified NCI becomes probable, the NCI is accreted to its redemption amount with the offset to additional paid-in-capital. These changes are accreted over periods prior to the earliest redemption date or recognized immediately as they occur.
Guarantees: Dole makes guarantees as part of its normal business activities. These guarantees include guarantees of the indebtedness of some of its key fruit suppliers and other entities integral to Dole’s operations. Dole also issues bank guarantees as required by certain regulatory authorities, suppliers and other operating agreements, as well as to support the borrowings, leases and other obligations of its subsidiaries. The majority of Dole’s guarantees relate to guarantees of subsidiary obligations and are scoped out of the initial measurement and recognition accounting requirements related to guarantees.
Business Combinations: Business combinations are accounted for using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured at fair value as of the acquisition date, and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill.
Determining the fair value of assets acquired and liabilities assumed and the allocation of the purchase price requires management to use significant judgment and estimates, especially with respect to intangible assets. Estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual values may differ from these estimates. During the measurement period, certain adjustments may be recorded to the carrying fair value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the consolidated statements of operations.
The NCI in acquired businesses are measured at fair value at the date of acquisition and are separately presented within stockholders' equity, distinct from equity attributable to Dole. Each reporting period, net income (loss) and comprehensive income (loss) of consolidated subsidiaries in which NCI are held are attributed to that NCI based on their equity interest in each consolidated subsidiary.

Contingent consideration is recognized and measured at fair value at the acquisition date. Any obligation of the Company to pay contingent consideration in connection with a business combination is classified as a liability as required by ASC 480, Distinguishing Liabilities from Equity; otherwise, it is classified as equity. Post-combination accounting for contingent consideration is impacted by its initial classification. When it is classified as a liability, it is remeasured at each reporting date at fair value, and any changes in fair value are reported within earnings. When it is classified as equity, the contingent consideration is not remeasured subsequently, and its settlement is accounted for within equity. Total contingent consideration as of December 31, 2021 and December 31, 2020 amounted to $7.3 million and $10.7 million, respectively
See Note 4 “Business Combinations and Transactions” for further detail on the Acquisition that occurred in the year ended December 31, 2021.
Contingencies: Estimated losses from contingencies are recognized if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements and the amount of that loss can be reasonably estimated. Gain contingencies are not recognized until realized. Judgement is used to assess whether a loss contingency is probable and estimable, and actual results may differ from that estimate. See Note 19 “Commitments and Contingencies” for further detail on the Company’s contingencies.
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2019-12, Income Taxes (Topic 740)
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU introduces new guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination, through which book goodwill was recognized, or a separate transaction and provides a policy election to not allocate income taxes to legal entities that are both not subject to income taxes and disregarded by the taxing authority. The ASU also makes changes to the current guidance for making intraperiod tax allocations and determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting, among other changes. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2020 and interim periods within those fiscal years. Dole adopted this new accounting guidance on January 1, 2021, the first day of Dole’s 2021 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows and related disclosures.
ASU 2020-01 Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)
In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this update clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323 and the guidance in Topic 815. This update affects how an entity accounts for an equity security under the measurement alternative or for a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2020 and interim periods within those fiscal years. Dole adopted this new accounting guidance on January 1, 2021, the first day of Dole’s 2021 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows and related disclosures.
ASU 2020-10 – Codification Improvements
In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The amendments in this update seek to clarify guidance being applied in an inconsistent manner; however, amendments are not expected to result in a significant change in practice. The amendments in this update are effective for public entities in annual periods beginning after December 15, 2020. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows and related disclosures.

ASU 2020-04 – Reference Rate Reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting
In March 2020, the FASB issued ASU 2020-04, Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting. The amendments in this update provide optional expedients and exceptions related to accounting for transactions affected by reference rate reform. The amendments only apply if certain criteria are met. The amendments in this update apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.
In addition, in January 2021, the FASB issued ASU 2021-01, Amendments to reference rate reform (Topic 848). The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of reference rate reform. Amendments in this update also capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. All amendments discussed above are elective and are effective upon issuance for all entities. This guidance will be available through December 31, 2022. Dole has LIBOR-based borrowings and interest rate swaps that reference LIBOR. Dole did not modify any material contracts due to reference rate reform in fiscal year 2021.
The Company has adopted certain elections under this guidance related to the assessment of hedge effectiveness of its LIBOR-based interest rate swaps. These elections include asserting the hedged forecasted transactions remain probable and assuming the reference rate will not be replaced for the remainder of the hedging relationships, regardless of expected contract term modifications due to reference rate reform. These elections allow the Company to continue applying hedge accounting to its LIBOR-based interest rate swaps and there is no impact to Dole’s financial condition, results of operations, cash flows and related disclosures. The Company may adopt additional elections under this new guidance as its contracts referencing LIBOR are modified to reference other rates.
New Accounting Pronouncements Not Yet Adopted
The Company considered all new accounting pronouncements not yet adopted and determined them not applicable to Dole or not expected to have a material impact.
NOTE 4 — BUSINESS COMBINATIONS AND TRANSACTIONS
On July 29, 2021, the Merger was completed between Total Produce and Legacy Dole and on July 30, 2021, the newly created entity, Dole plc, consummated its IPO on the NYSE under the ticker symbol “DOLE”.
On February 1, 2018, Total Produce entered into a Securities Purchase Agreement with the C&C Parties to purchase 45.0% of Legacy Dole for $300.0 million (“Original Transaction”) with options to acquire the remaining 55.0% in future years. The Original Transaction closed on July 31, 2018 and Total Produce accounted for its investment in Legacy Dole under the equity method of accounting until the Merger and IPO Transaction. On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
As a result of the Merger, Total Produce acquired the remaining 55.0% of Legacy Dole in exchange for stock consideration along with the forgiveness of certain indemnities and loans owed by C&C Parties. Total consideration was calculated as $576.2 million and is inclusive of an implied equity value for Legacy Dole based on the IPO price of $16.00, after considering the forgiveness of certain indemnities and loans owed by C&C Parties.
Through the IPO Transaction, the Company incurred underwriting fees and other issuance costs of $29.6 million, which were recorded in equity as a reduction of gross proceeds. For the year ended December 31, 2021, the Company also incurred other Merger and IPO costs of $30.1 million, which are recorded in merger, transaction and other related costs in the consolidated statements of operations.
At the time of the Merger, Total Produce’s investment in Legacy Dole was approximately $259.0 million. Based on the implied equity value of the stock consideration for the existing 45.0% equity interest, the Company recognized an impairment loss of $122.9 million. The Company also recognized a gain on the settlement of preexisting contractual arrangements of $93.0 million. The net loss on Legacy Dole arising from the step-up acquisition was $4.0 million, after considering the impairment, offset by the gain on the preexisting contractual arrangements and other items. The net loss was included in equity in net earnings of investments accounted for under the equity method in the consolidated statements of operations. See Note 23 “Investments in Unconsolidated Affiliates” for additional detail on the calculation of the net loss on Legacy Dole arising from the step-up acquisition.
Purchase Price Allocation
The purchase price of Legacy Dole exceeded the fair value of the identifiable net assets and, accordingly, $274.0 million was allocated to goodwill, none of which is tax deductible. The goodwill arising from the Acquisition consists largely of the synergies and economies of scale expected from combining the operations of Total Produce and Legacy Dole. The goodwill has been assigned to the Fresh Fruit operating segment, pending the finalization of the valuation results. The Company also acquired $310.7 million of intangible assets which primarily relate to the indefinite-lived DOLE brand of $306.3 million. See Note 13 “Goodwill and Intangible Assets” for further detail.
The components of the purchase price were as follows:

Amount
(U.S. Dollars in thousands)
Equity instruments	$576,186
Cash acquired	(108,973)
Net intercompany payable to Legacy Dole at acquisition	(6,900)
Net consideration	$460,313
The purchase price was allocated to the assets and liabilities acquired in the Acquisition as follows:

Current assets, less inventory and cash acquired	$611,526
Inventory	257,201
Property, plant and equipment	1,265,303
Intangible assets	310,659
Other assets	427,153
Goodwill	274,048
Current liabilities, less current portion of debt	(662,590)
Debt	(1,392,176)
Other liabilities	(621,193)
469,931
Noncontrolling interests assumed	(9,618)
$460,313
The fair value of the acquired identifiable property, plant and equipment, other assets and liabilities and goodwill and intangibles is provisional and subject to change based on further review of the underlying estimates and respective inputs by the Company. The incremental impact to the consolidated statements of operations due to changes in the provisional values is not expected to be material. The measurement period is expected to end when the Company has obtained all relevant information about the facts that existed at the Acquisition Date or July 29, 2022, whichever is earliest.
Other assets include long-term investments, investments in unconsolidated affiliates, actively marketed property, operating lease right-of-use assets, deferred tax assets and other long-term assets. Other liabilities includes long-term operating lease liabilities, deferred tax liabilities, long-term pension and postretirement benefits, and other long-term liabilities.
Included within inventory above is $35.2 million of previously uncapitalized pineapple and banana costs that were recognized to reflect the biological transformation of these crops. The fair value uplift related to these crops was reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle, which was complete as of December 31, 2021. The total incremental charge to cost of sales related to this uplift was $35.2 million for the year ended December 31, 2021. Included within property, plant and equipment is $68.1 million of previously uncapitalized pineapple costs that were recognized to reflect the value associated with the pineapple bearer plant. The fair value uplift related to these bearer plants will be reversed and recognized to cost of sales on a straight-line basis over the life of these plants. The total incremental charge to cost of sales related to this uplift was $28.4 million for the year ended December 31,

2021. The Company also incurred $2.3 million related to the fair value of finished goods, other inventory and other pineapple bearer plants for the year ended December 31, 2021.
The following tables represent (1) the amount of Legacy Dole’s revenue, excluding sales with Total Produce entities, and earnings included in the consolidated statements of operations included herein, which includes Legacy Dole from the Acquisition Date of July 29, 2021 through the year ended December 31, 2021; and (2) the pro forma revenue and earnings, including material and nonrecurring pro forma adjustments, of the combined company assuming the Acquisition Date was January 1, 2020:

	Year Ended
	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Actual (Legacy Dole):
Revenue	$1,915,458	$—
Net loss attributable to Legacy Dole	(80,604)	—

	Year Ended
	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Pro forma (total Dole plc):
Revenue	$9,285,672	$8,969,405
Net income attributable to Dole plc	151,651	8,567
Material and nonrecurring pro forma adjustments:
Elimination of intercompany revenue	$(72,389)	$(48,533)
Incremental charges on biological assets and inventory and depreciation impact	—	(98,162)
Merger & IPO costs	—	(30,876)
Net impact of interest, net of tax	—	29,653
Removal of equity method pickup of Legacy Dole investment, net of tax	(24,396)	(19,134)
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings. The majority of acquisitions represent an increase of an existing ownership percentage to obtain control of entities previously accounted for under the equity method. See Note 23 “Investments in Unconsolidated Affiliates” for additional detail on acquisitions and divestitures related to investments in unconsolidated affiliates.
In the year ended December 31, 2019, the Company made a number of acquisitions with total consideration of $9.2 million. Goodwill recognized from these acquisitions was $4.0 million. There were no other material acquisitions aside from those described in Note 23 “Investments in Unconsolidated Affiliates,” in the years ended December 31, 2021 and December 31, 2020. In the year ended December 31, 2021, the Company divested of two subsidiaries. Aggregate consideration received, net assets disposed and the net gain recognized for these divestitures were not material. Divestitures for the years ended December 31, 2020 and December 31, 2019 were not significant.

NOTE 5 — REVENUE
The following table presents the Company's disaggregated revenues by similar types of products for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars in thousands)
Fresh fruit	$982,652	$—	$—
Fresh packed vegetables	120,648	—	—
Value added vegetables	400,747	—	—
Diversified produce	4,730,080	4,221,899	4,067,025
Health foods and consumer goods	136,149	124,040	99,774
Commercial cargo and other services	84,126	—	—
	$6,454,402	$4,345,939	$4,166,799
The following table presents the Company's disaggregated revenues by channel for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

Third party revenue:	(U.S. Dollars in thousands)
Retail	$3,970,101	$2,668,454	$2,386,697
Wholesale	1,913,961	1,252,547	1,252,562
Food service	365,931	311,317	421,312
Commercial cargo and other services	83,638	—	—
Revenue from equity method investments	120,771	113,621	106,228
Total revenue	$6,454,402	$4,345,939	$4,166,799
NOTE 6 — SEGMENTS
Following the Merger, Dole has the following four reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas and ROW and Fresh Vegetables. The Company’s reportable segments are based on (i) financial information reviewed by the CODM, defined as the CEO and COO, (ii) internal management and related reporting structures, and (iii) the basis upon which the CODM assesses performance and allocates resources.
Fresh Fruit: Fresh Fruit includes operations related to the sale of bananas and pineapples, which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.
Diversified Fresh Produce – EMEA: Diversified Fresh Produce – EMEA includes Dole’s Irish, Dutch, Spanish, French, Italian, the United Kingdom (“U.K.”), Swedish, Danish, South African, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: Diversified Fresh Produce – Americas & ROW includes Dole’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce from third party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: Fresh Vegetables includes operations related to the sale of value added salads, which includes salad and meal kits, and fresh packed vegetables, which includes produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America and substantially all revenue is generated in North America.

Prior to the acquisition of Legacy Dole, Total Produce considered its 45% share in Legacy Dole to be a reportable segment. As such, operating results prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported.
Segment performance is evaluated based on a variety of factors, of which revenue and Adjusted EBITDA are the primary financial measures. All transactions between reportable segments are eliminated in consolidation. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
Adjusted EBITDA is reconciled below to net income by (1) adding the income tax expense or subtracting the income tax benefit; (2) adding interest expense; (3) adding depreciation charges; (4) adding amortization charges; (5) adding merger, transaction and other related costs; (6) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (7) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated borrowings; (8) adding or subtracting fair value movements on contingent consideration; (9) adding impairment charges on property, plant and equipment; (10) adding or subtracting asset write-downs, net of insurance proceeds; (11) adding incremental costs for produce recalls and related costs; (12) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (13) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (14) subtracting the gain or adding the loss on the disposal of business interests; (15) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (16) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; and (17) adding restructuring charges. It also includes the Company’s share of these items within equity method investments.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$1,133,038	$—	$—
Diversified Fresh Produce - EMEA	3,383,009	3,119,746	3,032,419
Diversified Fresh Produce - Americas & ROW	1,465,025	1,226,193	1,134,380
Fresh Vegetables	510,687	—	—
Total segment revenue	6,491,759	4,345,939	4,166,799
Intersegment revenue	(37,357)	—	—
Total consolidated revenue, net	$6,454,402	$4,345,939	$4,166,799

Segment Adjusted EBITDA:
Fresh Fruit	$26,965	$—	$—
Diversified Fresh Produce - EMEA	128,098	105,089	90,323
Diversified Fresh Produce - Americas & ROW	41,737	32,335	27,510
Fresh Vegetables	(27)	—	—
Legacy Dole	93,353	114,117	112,873

Adjustments:
Income tax benefit (expense)	13,333	(18,130)	(10,312)
Interest expense	(27,030)	(10,523)	(12,042)
Depreciation	(61,551)	(24,634)	(22,900)
Amortization of intangible assets	(11,404)	(11,548)	(11,509)
Merger, transaction and other related costs	(30,072)	(396)	(198)
Net unrealized (loss) on derivative instruments	(1,257)	(633)	(13)
Net unrealized gain on foreign currency denominated borrowings	5,453	—	—
Fair value movements on contingent consideration	(1,036)	(519)	228
Impairment of property, plant and equipment	—	(1,210)	—
Asset write-downs, net of insurance proceeds	(623)	—	—
Produce recall costs	(17,649)	—	—
Fair value (loss) of Legacy Dole acquisition	(4,023)	—	—
Fair value gain of other acquisitions	7,670	—	—
Gain on disposal of equity method investments	1,096	—	—
Gain (loss) on disposal of businesses	11	—	(749)
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	(65,916)	—	—
Restructuring costs	(3,172)	—	(1,280)
Items in earnings for equity method investments:
Dole’s share of depreciation	(30,390)	(45,135)	(40,601)
Dole’s share of amortization	(3,218)	(2,895)	(3,012)
Dole’s share of income tax expense	(27,297)	(22,329)	(16,532)
Dole’s share of interest expense	(18,282)	(34,631)	(37,808)
Dole’s share of other items	2,039	(7,706)	(4,591)
Net income	$16,808	$71,252	$69,387

Country of Domicile and Geographic Disclosures
The Company is headquartered and domiciled in Ireland. Revenue by geographic location based on the end customer for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 was as follows:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
United States	$2,313,358	$1,072,472	$971,902
UK	796,474	687,760	721,525
Sweden	613,911	549,447	533,170
Spain	637,123	592,306	562,655
Ireland	416,410	404,482	377,199
Other	1,677,126	1,039,472	1,000,348
Total revenue, net	$6,454,402	$4,345,939	$4,166,799
Long-lived assets are comprised of property, plant and equipment, net. Long-lived assets by geographic location as of December 31, 2021 and December 31, 2020 were as follows:

	Year Ended
	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
United States	$395,437	$14,057
Costa Rica	296,987	—
Vessels and containers on-the-water or in-transit	234,959	—
Honduras	117,419	—
Chile	88,482	79
Ecuador	88,011	—
UK	36,995	42,419
Czech Republic	32,636	27,431
Sweden	30,793	38,597
Denmark	26,578	30,363
Spain	24,993	27,780
Ireland	23,523	26,254
Other	34,037	12,685
Total long-lived assets	$1,430,850	$219,665

NOTE 7 — OTHER INCOME (EXPENSE), NET
Included in other income (expense), net, in Dole’s consolidated statements of operations were the following items:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Rental income	$5,202	$2,708	$2,270
Unrealized gain on foreign currency denominated borrowings	5,453	—	—
Loss on investments	(286)	—	—
Non-service components of net periodic pension benefit (cost)	176	(2,169)	(419)
Gain (loss) on contingent consideration	(1,036)	(519)	228
Other	(851)	(139)	2,062
Other income (expense), net	$8,658	$(119)	$4,141

NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of December 31, 2021 and December 31, 2020 were $719.1 million and $361.7 million, net of allowances for credit losses of $22.1 million and $10.1 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of ASC 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have been historically insignificant in comparison to annual net revenue. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. For Dole, similar risk characteristics may include geographic region, type of customer or market conditions, among other factors. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer and geographic region.
A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$(5,661)
Acquisitions	(157)
Additional provisions in the period	(5,468)
Write-offs	1,976
Foreign exchange impact	(812)
Balance as of December 31, 2020	(10,122)
Acquisitions	(13,581)
Additional provisions in the period	(2,783)
Disposals	216
Write-offs	1,776
Recoveries of amounts previously reserved	2,114
Balance sheet reclassifications	(389)
Foreign exchange impact	705
Balance as of December 31, 2021	$(22,064)
Non-Recourse Trade Receivables Financing
Dole manages the credit risk of a portion of its trade receivables and working capital through the use of third party non-recourse trade receivables arrangements with a total facility amount of $108.5 million as of December 31, 2021 and $115.3 million as of December 31, 2020. Under the terms of these arrangements, the Company has transferred the rights and substantially all of the credit risk of the trade receivables which are subject to these agreements, and, as such, the transfers are accounted for as sales. The Company has surrendered control of all transferred receivables but, for ease of administration, collects payments related to the receivables and remits those payments to the financial institution.
During the years ended December 31, 2021, December 31, 2020 and December 31, 2019, the Company sold $1.3 billion, $1.1 billion and $0.8 billion, respectively, of trade accounts receivables under these programs, and the costs of factoring such receivables were not material.
As of December 31, 2021 and December 31, 2020, trade receivables amounting to $54.8 million and $57.6 million, respectively, have been derecognized.
Grower Advances
The Company makes both cash advances and material advances to third-party growers for various production needs on the farms, including labor, fertilization, irrigation, pruning and harvesting costs. Some of these advances are secured by collateral owned by the growers.

Grower advances are categorized as either working capital advances or term advances. Working capital advances are made during a normal growing cycle for operating costs and for other subsistence allowances to the farmers. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the consolidated balance sheets.
Term advances are made to allow the grower to make capital improvements to the land or prepare it for development. These advances are long-term in nature and may or may not bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements. These advances usually do not have defined repayment terms but are payable over the term of the supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of the supply agreement is generally five to ten years. Term advances are classified as other assets in the consolidated balance sheets.
The following table summarizes growers advances as of December 31, 2021 and December 31, 2020 based on their credit risk profile:

	December 31, 2021		December 31, 2020
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$49,919	$11,456	$22,678	$4,935
Allowance for secured advances to growers and suppliers	(5,512)	(1,735)	(3,732)	(1,032)
Unsecured gross advances to growers and suppliers	32,037	1,358	1,865	1,197
Allowance for unsecured advances to growers and suppliers	(4,094)	(742)	(1,865)	(1,197)
Net advances to growers and suppliers	$72,350	$10,337	$18,946	$3,903
Of the $82.7 million and $22.8 million of net advances to growers and suppliers as of December 31, 2021 and December 31, 2020, $7.0 million and $1.0 million, net, respectively, was considered past due.
Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions and other miscellaneous contributing factors. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest, or the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.
A rollforward of the allowance for expected credit losses related to grower advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$(6,175)
Additional provisions in the period	(2,441)
Write-offs	385
Balance sheet reclassifications	566
Foreign exchange impact	(162)
Balance as of December 31, 2020	(7,827)
Acquisitions	(3,785)
Disposals	431
Additional provisions in the period	(1,970)
Recoveries of amounts previously reserved	177
Write-offs	720
Balance sheet reclassifications	13
Foreign exchange impact	158
Balance as of December 31, 2021	$(12,083)

Other Receivables
Other receivables primarily comprise receivables from government and tax authorities and non-trade receivables from customers, suppliers or other third parties. Based on the nature of these agreements, the timing of collections is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement. Historical write-offs related to these receivables are not significant.
Current and non-current balances of other receivables are included in other receivables, net and other assets, respectively, in the consolidated balance sheets. The allowance for credit losses for other receivables is determined by individual receivable based on the repayment profiles of individual receivables over a three year period and the corresponding historical credit losses that have been experienced in this period. The historical loss rates are adjusted to reflect current and forward-looking information available related to the ability of the third party debtor to repay the balance.
A rollforward of the allowance for expected credit losses related to other receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$(137)
Additional provisions in the period	(304)
Write-offs	5
Balance sheet reclassifications	(138)
Foreign exchange impact	(47)
Balance as of December 31, 2020	(621)
Acquisitions	(23,931)
Additional provisions in the period	(1,415)
Recoveries of amounts previously reserved	761
Write-offs	503
Balance sheet reclassifications	316
Foreign exchange impact	196
Balance as of December 31, 2021	$(24,191)
NOTE 9 — INCOME TAXES
The following table presents income tax (benefit) expense by selected jurisdiction for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Current tax (benefit) expense:
Ireland	$720	$262	$(280)
U.S.	(17,422)	2,706	3,109
Foreign - excluding the U.S.	26,537	15,860	15,449
	$9,835	$18,828	$18,278
Deferred tax (benefit) expense:
Ireland	$354	$185	$566
U.S.	(990)	(298)	(1,948)
Foreign - excluding the U.S.	(22,532)	(585)	(6,584)
	$(23,168)	$(698)	$(7,966)
	$(13,333)	$18,130	$10,312

Income (loss) before income taxes and equity earnings consisted of the following:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Ireland	$(5,904)	$2,852	$2,597
U.S.	(66,440)	7,615	978
Foreign - excluding the U.S.	27,792	48,636	39,181
	$(44,552)	$59,103	$42,756
The differences between the reported income tax (benefit) expense and income taxes computed at the Irish statutory tax rate of 12.5% for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, are explained in the following reconciliation:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
(Benefit) expense computed at the Irish statutory rate of 12.5%	$(5,569)	$7,388	$5,345
Effects of:
Foreign income taxed at different rates	5,258	8,247	1,908
Change in valuation allowances	966	2,824	740
Tax exempt income	(188)	(248)	—
Expenses not deductible for income tax purposes	4,497	1,467	1,227
Changes in unrecognized tax benefits, net of indirect benefits	(18,263)	(648)	32
Contingent consideration adjustments	139	(329)	163
Changes in estimates made in respect of prior periods	(63)	(678)	821
Other items	(110)	107	76
Income tax (benefit) expense	$(13,333)	$18,130	$10,312
Deferred tax recognized directly in other comprehensive income (loss) was as follows:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Deferred tax benefit (expense) on remeasurement gain (loss) on defined benefit plans	$(555)	$2,584	$84
Deferred tax (expense) on remeasurement gain (loss) on hedge accounting	(363)	—	—
Deferred tax (expense) on remeasurement gain (loss) on interest rate swap	(2,445)	—	—
Deferred tax (expense) on remeasurement gain (loss) on equity method investments	(832)	—	—
Total deferred tax benefit (expense) recognized in other comprehensive income (loss)	$(4,195)	$2,584	$84

The following table provides details of the principal components of our deferred income tax assets and liabilities as of December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Deferred income tax assets:
Intangible assets	$2,739	$—
Property, plant and equipment	26,724	996
Operating leases	44,626	583
Accounts payable and accrued liabilities	35,570	7,295
Pension and postretirement benefits	29,364	4,153
Operating loss carry-forwards	113,913	18,548
Tax credit carry-forwards	9,021	—
Investments in unconsolidated affiliates	1,248	—
Other	11,976	1,335
Total deferred income tax assets	275,181	32,910
Valuation allowances	(93,205)	(16,395)
Offset against deferred income tax liabilities	(135,605)	(9,833)
Total deferred income tax assets, net	$46,371	$6,682

Deferred income tax liabilities:
Intangible assets	$97,132	$18,982
Property, plant and equipment	132,410	3,863
Operating leases	43,349	120
Accounts payable and accrued liabilities	3,790	—
Pension and postretirement benefits	1,800	—
Investments in unconsolidated affiliates	172	9,097
Other	2,641	222
Total deferred income tax liabilities	281,294	32,284
Offset against deferred income tax assets	(135,605)	(9,833)
Total deferred income tax liabilities, net	$145,689	$22,451

As of December 31, 2021, Dole had approximately $952.2 million of operating loss carryforwards expiring as follows:

	Ireland	U.S.	Foreign (excluding U.S.)	Total
	(U.S. Dollars in thousands)
2022	$—	$28,040	$14,055	$42,095
2023	—	36,706	5,102	41,808
2024	—	26,202	5,541	31,743
2025	—	18,364	83	18,447
2026	—	14,356	66	14,422
Indefinite	34,421	679,691	89,525	803,637
Total	$34,421	$803,359	$114,372	$952,152
As of December 31, 2021, state tax credit carryforwards of $7.6 million include $7.5 million which will expire between 2022 and 2028, and $0.1 million which can be carried forward indefinitely. In addition, Dole has $1.4 million of foreign tax credit carryforwards. If unused, $0.8 million will expire in 2029, $0.1 million will expire in 2030, and $0.5 million will expire in 2031.
The following table presents the movement in the valuation allowance for the years ended December 31, 2021 and December 31, 2020:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$12,091
Increase recognized in the income statement	4,509
Decrease recognized in the income statement	(1,685)
Translation adjustments	1,480
Balance as of December 31, 2020	16,395
Changes on acquisition/disposal	80,394
Increase recognized in the income statement	4,384
Decrease recognized in the income statement	(3,418)
Translation adjustments	(4,550)
Balance as of December 31, 2021	$93,205
The valuation allowance increased by $76.8 million in the year ended December 31, 2021 and by $4.3 million in the year ended December 31, 2020. The 2021 increase includes an additional $83.8 million valuation allowance related to the acquisition of Legacy Dole and increases related primarily to valuation allowances on additional net operating loss and capital loss carryforwards. This increase was partially offset by a decrease of $3.4 million related to the disposition of a subsidiary. A $1.0 million increase to the valuation allowance was recognized in the consolidated statements of operations which was partially offset by $4.6 million of exchange rate translation adjustments.
Dole is an Irish holding company that operates a significant number of foreign subsidiaries. As of December 31, 2021, the Company had not recognized a deferred tax liability on approximately $599.6 million of undistributed earnings for certain foreign subsidiaries, because these earnings are intended to be indefinitely reinvested. If such earnings were distributed, some countries may impose additional taxes. The unrecognized deferred tax liability (the amount payable if distributed) is approximately $39.8 million.
Cumulative unremitted earnings of overseas subsidiaries that are indefinitely reinvested totaled approximately $10.6 million as of December 31, 2020. In the event of repatriation of those earnings in the form of dividends or otherwise, Dole may be liable for income taxes, subject to adjustment, if any, for foreign tax credits and foreign withholding taxes payable to foreign tax authorities. The Company estimates that approximately $0.5 million of income taxes would be payable on the repatriation of the unremitted earnings to Ireland.
Dole recognizes deferred tax assets on potential foreign tax credits expected to be generated by the repatriation of undistributed earnings only when the repatriation has occurred or is expected to occur in the foreseeable future.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$11,928
Increases due to tax positions taken in the current year	2,190
Decreases due to lapse of statute of limitations	(2,704)
Translation adjustments	1,285
Balance as of December 31, 2020	12,699
Changes on acquisition/disposal	52,341
Increases due to tax positions taken in the current year	1,004
Decreases due to lapse of statute of limitations	(17,056)
Translation adjustments	(907)
Balance as of December 31, 2021	$48,081

The total of unrecognized tax benefits was $48.1 million and $12.7 million as of December 31, 2021 and December 31, 2020, respectively. If recognized, it is estimated that Dole’s effective tax rate would be affected by additional income tax benefit of $43.3 million and $6.1 million as of December 31, 2021 and December 31, 2020, respectively. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by approximately $33.0 million related to taxation of foreign income and transfer pricing issues, as a result of the lapse of the statute of limitations. The Company recognizes interest and penalties related to unrecognized tax benefits in the income statement. Dole recognized a benefit of $4.9 million and expense of $0.2 million for interest and penalties, respectively for the years ended December 31, 2021 and December 31, 2020. A liability was recognized for accrued interest and penalties of $10.3 million and $2.1 million as of December 31, 2021 and December 31, 2020, respectively.
The tax years 2015 to 2021 remain subject to examination by tax jurisdictions in the United States. The tax years 2018 to 2021 remain subject to examination by tax jurisdictions in the U.K. The tax years 2017 to 2021 remain subject to examination by taxing jurisdictions in Ireland, Costa Rica, Ecuador, Germany and Guatemala. The tax years 2016 to 2021 remain subject to examination by taxing jurisdictions in Sweden and Denmark. The tax years 2014 to 2021 remain subject to examination by taxing jurisdictions in Canada.
NOTE 10 — DETAILS OF ACCRUED LIABILITIES
Included in accrued liabilities in Dole’s consolidated balances sheets were the following items:

	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Environmental and insurance reserves	$2,316	$1,132
Employee-related costs and benefits	130,663	42,358
Amounts due to growers	127,615	12,633
Sales, marketing and advertising	46,414	8,981
Shipping related costs	35,694	665
Materials and supplies	38,646	474
Accrued interest	2,134	783
Deferred income	2,038	788
Professional services	17,420	13,349
Other fees	2,511	2,642
Accrued rent	1,362	908
Other accrued capital expenditures	52	4,243
Hedging liability	800	1,424
Miscellaneous other accrued liabilities	57,266	33,083
Total accrued liabilities	$464,931	$123,463
Miscellaneous other accrued liabilities primarily include liabilities related to accrued litigation reserves and legal costs and other accruals recorded based on timing. See Note 19 “Commitments and Contingencies” for additional detail on the Company’s legal activity.
NOTE 11 — ASSETS HELD-FOR-SALE AND ACTIVELY MARKETED PROPERTY
Dole continuously reviews its assets in order to identify those assets that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value. For property classified as held-for-sale, their sale is anticipated to occur during the ensuing year, while the timing of the sale of property specifically classified as actively marketed is uncertain.
Assets held-for-sale

As of the date of the acquisition of Legacy Dole, the Company acquired approximately $14.7 million of assets held-for-sale which primarily consisted of two vessels and a number of properties throughout North America and Latin America. During the year ended December 31, 2021, Dole approved and committed to sell the Company-owned plane with a net book value of $7.2 million and transferred it into assets held-for-sale in the consolidated balance sheets. Also during the year ended December 31, 2021, Dole sold the two vessels, one of the Latin America properties, a ranch in North America and the Company-owned plane with net book values of $8.8 million, $4.1 million, $1.6 million and $7.2 million, respectively. There was no gain or loss from the sales. As of December 31, 2021, assets held-for-sale were $0.2 million of property, plant and equipment. There were no assets held-for-sale as of December 31, 2020 and no liabilities held-for-sale as of December 31, 2021 and December 31, 2020. There were no gains or losses recognized from the sales of assets held-for-sale in the years ended December 31, 2020 and December 31, 2019.
A rollforward of assets held-for-sale for the year ended December 31, 2021 in the consolidated balance sheets was as follows. There was no assets held-for-sale activity for the year ended December 31, 2020.

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—
Additions from the acquisition of Legacy Dole	14,701
Transfer of plane	7,187
Sale of vessels	(8,813)
Sale of Latin America properties	(4,078)
Sale of plane	(7,187)
Sale of North America property	(1,610)
Balance as of December 31, 2021	$200
Actively marketed property
As of the date of the acquisition of Legacy Dole, the Company acquired approximately $52.8 million of actively marketed property which consisted of approximately 5,173 acres of Hawaii land. During the year ended December 31, 2021, Dole sold 725 acres of the actively marketed Hawaii land, with a net book value of $2.4 million. There was no gain or loss from the sale. Actively marketed property as of December 31, 2021 was $50.4 million, and there was no actively marketed property as of December 31, 2020. There were no gains or losses recognized from the sales of actively marketed property in the years ended December 31, 2020 and December 31, 2019.
A rollforward of actively marketed property for the year ended December 31, 2021 in the consolidated balance sheets was as follows. There was no actively marketed property activity for the year ended December 31, 2020:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—
Additions from the acquisition of Legacy Dole	52,751
Hawaii land sales	(2,387)
Balance as of December 31, 2021	$50,364
Refer to Note 27 “Subsequent Events” for detail on additional sales of actively marketed property in Hawaii after December 31, 2021.

NOTE 12 — PROPERTY, PLANT AND EQUIPMENT
Major classes of property, plant and equipment were as follows:

	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Land and land improvements	$544,057	$26,963
Buildings and leasehold improvements	399,392	121,631
Machinery and equipment	368,754	187,664
Computer software	65,036	29,175
Vessels and containers	233,376	—
Machinery and equipment and vessel containers under finance leases	48,195	14,343
Construction in progress	55,717	—
	1,714,527	379,776
Accumulated depreciation	(283,677)	(160,111)
	$1,430,850	$219,665
Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years
Land improvements	1 to 30
Buildings and leasehold improvements*	2 to 50
Machinery and equipment	1 to 25
Computer software	1 to 10
Vessels and containers	1 to 30
Machinery and equipment and vessel containers under finance leases	Shorter of lease term or useful life
*Leasehold improvements are depreciated using the shorter of the useful life or life of the lease.
As a result of the Acquisition, the useful lives assigned to certain Legacy Dole asset classes were updated and are subject to further revision during the measurement period.
Depreciation expense on property, plant and equipment totaled $61.6 million, $24.6 million and $22.9 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively, excluding pineapple bearer plants. During the year ended December 31, 2021, Dole incurred an incremental depreciation charge of $29.6 million related to pineapple bearer plants that were brought to fair value in conjunction with the Acquisition that was recognized in cost of sales in the consolidated statements of operations. See Note 4 “Business Combinations and Transactions” for additional detail. Interest expense capitalized into property, plant and equipment was not material for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.
NOTE 13 — GOODWILL AND INTANGIBLE ASSETS
The gross balance of goodwill was $540.1 million, with accumulated impairment losses of $28.8 million, as of December 31, 2021 and $263.0 million, with accumulated impairment losses of $28.8 million, as of December 31, 2020.
As a result of the acquisition of Legacy Dole by Total Produce, $274.0 million of goodwill was recognized in the consolidated balance sheets at the Acquisition Date. The fair value of goodwill recognized is provisional and subject to change during the measurement period upon further review by the Company. Refer to Note 4 “Business Combinations and Transactions” for further detail.

A rollforward of goodwill by reportable segment for the years ended December 31, 2021 and December 31, 2020, was as follows:

	Fresh Fruit	Diversified Fresh Produce - EMEA	Diversified Fresh Produce - Americas & ROW	Fresh Vegetables	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2019	$—	$120,866	$100,236	$—	$221,102
Additions	—	1,031	67	—	1,098
Foreign exchange impact	—	11,678	283	—	11,961
Balance as of December 31, 2020	—	133,575	100,586	—	234,161
Additions	274,048	16,372	—	—	290,420
Disposals	—	(414)	—	—	(414)
Foreign exchange impact	—	(8,907)	(3,927)	—	(12,834)
Balance as of December 31, 2021	$274,048	$140,626	$96,659	$—	$511,333

Details of Dole’s intangible assets as of December 31, 2021 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,186	—	4,186
Supplier relationships	29,179	(17,869)	11,310
Customer relationships	132,953	(92,357)	40,596
Other	13,227	(7,273)	5,954
	$485,825	$(117,499)	$368,326
Details of Dole’s intangible assets as of December 31, 2020 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
Supplier relationships	$30,405	$(17,108)	$13,297
Customer relationships	141,157	(95,580)	45,577
Other	13,648	(6,888)	6,760
	$185,210	$(119,576)	$65,634

A rollforward of intangible assets, excluding goodwill, for the years ended December 31, 2021 and December 31, 2020 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$78,576
Additions	186
Disposals	(298)
Amortization	(11,548)
Foreign exchange impact	(1,282)
Balance as of December 31, 2020	65,634
Additions	314,749
Amortization	(11,404)
Foreign exchange impact	(653)
Balance as of December 31, 2021	$368,326
Of the $314.7 million of intangible asset additions during the year ended December 31, 2021, $306.3 million was related to the acquisition of the DOLE brand that was determined to have an indefinite life. Refer to Note 4 “Business Combinations and Transactions” for further detail.
Amortization expense for definite-lived intangible assets was $11.4 million, $11.5 million and $11.5 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively.
As of December 31, 2021, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years was as follows:

Amount
(U.S. Dollars in thousands)
2022	$11,180
2023	10,585
2024	9,509
2025	8,237
2026	6,763
Thereafter	11,586
Total	$57,860
Dole evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. There was no impairment of goodwill or intangible assets recorded for the year ended December 31, 2021, December 31, 2020 and December 31, 2019.

NOTE 14 — NOTES PAYABLE, BANK OVERDRAFTS AND LONG-TERM DEBT
Notes payable, bank overdrafts and long-term debt consisted of the following:

	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Revolving Credit Facility	$312,017	$—
Term Loan A and Term Loan B	836,775	—
Vessel financing loans	104,184	—
Other financing arrangements	57,361	7,885
Notes payable, at a weighted average interest rate of 3.2% as of December 31, 2020	—	60,097
Other revolving credit facilities	19,600	258,254
Bank overdrafts	9,395	11,243
Finance lease obligations, at a weighted average interest rate of 3.5% as of December 31, 2021 (2.4% as of December 31, 2020)	40,719	9,352
	1,380,051	346,831
Unamortized debt discounts and debt issuance costs	(21,063)	—
	1,358,988	346,831
Current maturities, net of unamortized debt discounts and debt issuance costs	(51,785)	(20,748)
Bank overdrafts	(9,395)	(11,243)
Long-term debt, net	$1,297,808	$314,840

Term Loan and Revolving Credit Facility
On March 26, 2021, Total Produce entered into an agreement for a senior secured revolving credit facility (the “Revolving Credit Facility”) and a term loan (“Term Loan B”) with certain lenders (the Revolving Credit Facility and Term Loan B, together, the “Credit Agreement”), which provided for up to $500.0 million and $940.0 million of borrowings, respectively.
As part of the execution of the Revolving Credit Facility, the Company drew down $500.0 million on March 29, 2021 and placed $232.0 million of the borrowings on temporary deposit. In April of 2021, the $232.0 million on deposit was used to reduce the drawn amount on the Revolving Credit Facility to $268.0 million.
On August 3, 2021, the agreement for the Credit Agreement was amended to increase the Revolving Credit Facility to $600.0 million, add an additional $300.0 million term loan (“Term Loan A”) and reduce potential borrowings under Term Loan B to $540.0 million.
Proceeds from the Credit Agreement were used to pay down existing debt of Legacy Dole and certain bilateral facilities of Total Produce.
Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 17 “Derivative Financial Instruments”, in August and September of 2021, the Company entered into interest rate swap arrangements to fix $600.0 million of the Credit Agreement’s variable rate debt to fixed rate debt.
Principal payments of $1.9 million under Term Loan A are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028.
As of December 31, 2021, amounts outstanding under Term Loan A and Term Loan B were $836.8 million, in the aggregate, and borrowings under the Revolving Credit Facility were $312.0 million. After taking into account approximately $17.0 million of outstanding letters of credit issued under the Revolving Credit Facility, Dole had $271.0 million available for cash borrowings under the credit facilities as of December 31, 2021.
Borrowings under the Credit Agreement are secured by the equity interests of substantially all Dole subsidiaries located in the U.S. and of certain subsidiaries located in Europe and substantially all of the Company’s material U.S. assets.
Vessel Financing Loans
The vessel financing loans were assumed by the Company during the acquisition of Legacy Dole and comprises five secured loans that were entered into to finance the purchases of Company vessels.
On December 11, 2015, Legacy Dole entered into three secured loan agreements (“first vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of three new vessels. The first vessel facility consists of three tranches, each tied to a specific vessel, which allowed the Company to borrow up to 70%, or $37.0 million, of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments. The first vessel facility bears interest at a rate per annum equal to LIBOR plus 2.00% to 3.25% and will mature on May 18, 2028. As of December 31, 2021, Dole’s borrowings under the first vessel facility were $57.8 million.
On October 30, 2020, Legacy Dole entered into two additional secured loan agreements (“second vessel facility”) of $49.1 million, in the aggregate, to finance a portion of the acquisition costs of two new vessels, which were delivered in 2021. Each agreement was tied to a specific vessel which allowed Legacy Dole to borrow 60%, or $24.5 million, of the contract cost of each vessel, collateralized by the completed vessel. On January 14, 2021 and April 7, 2021, the first and second loans were funded for $24.5 million each. Principal and interest payments are due semi-annually in arrears for 18 consecutive installments. The second vessel facility bears interest at a rate per annum equal to LIBOR plus 3.25% and will mature nine years from utilization. As of December 31, 2021, Dole’s borrowings under the second vessel facility were $46.4 million.
Other Financing Arrangements
Dole’s other financing arrangements consist of a number of loan agreements entered into to finance other capital expenditures and working capital requirements. Of the $57.4 million outstanding as of December 31, 2021, $40.2 million relates to arrangements that were assumed by the Company as a part of the acquisition of Legacy Dole.
As of December 31, 2021, the Company had $14.4 million in other financing arrangements outstanding related to a secured long-term asset financing arrangement for farms in Chile that was assumed by the Company as part of the acquisition of Legacy Dole. The terms of the financing arrangement include a 10-year loan of $23.1 million due in June 2026 that bears interest at a rate per annum equal to LIBOR plus 2.39%. Principal and interest payments are due semi-annually in arrears. The long-term financing arrangement is collateralized by the purchased farms and their related assets.
As of December 31, 2021, the Company had $23.4 million in other financing arrangements outstanding related to two secured long-term asset financing arrangements for pineapple farms in Costa Rica that were assumed by the Company as part of the acquisition of Legacy Dole. Both agreements provide for a 10-year loan and are collateralized by the purchased farms and their related assets. The first agreement, maturing in July 2026, bears interest at a rate per annum equal to LIBOR plus 5.00%, adjustable annually, with a floor rate of 5.50% per annum. Interest and principal payments are due monthly in arrears. The second agreement, maturing in July 2031, includes principal payments of $10.1 million due in July of 2022 and $3.1 million due in July of 2031, with a single payment of $0.4 million for interest due in July of 2022.
As of December 31, 2020, Dole’s borrowings under other financing arrangements were $7.9 million.
Notes Payable
In 2013 and 2017, Total Produce issued notes payable under two private placement facilities. The notes were issued with original maturity dates between 2021 and 2024. During the year ended December 31, 2021, all principal amounts outstanding were repaid, and there were no borrowings under these arrangements as of December 31, 2021. As of December 31, 2020, Dole’s borrowings under these arrangements were $60.1 million.
Other Revolving Credit Facilities
Dole and its subsidiaries have a number of other bilateral revolving credit facilities. During the year ended December 31, 2021, many of these facilities were cancelled and their outstanding principal amounts were repaid. As of

December 31, 2021, the remaining facilities allow for up to $55.0 million in borrowings in total and will mature on November 30, 2023. Interest is payable at the respective benchmark rate, depending on the currency of the facility, plus a margin to be determined based on the Company’s total net leverage ratio. The facilities are unsecured and are guaranteed by the Company and certain subsidiaries. As of December 31, 2021 and December 31, 2020, Dole had amounts outstanding under other revolving credit facilities of $19.6 million and $258.3 million, respectively.
Bank Overdrafts
Dole and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund seasonal working capital requirements. As of December 31, 2021 and December 31, 2020, amounts outstanding under these facilities were $9.4 million and $11.2 million, respectively.
Finance Lease Obligations
As of December 31, 2021 and December 31, 2020, Dole’s finance lease obligations of $40.7 million and $9.4 million, respectively, primarily relate to machinery and equipment and vessel containers, which continue through 2032.
Covenants and Restrictions
Provisions under the credit facilities include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends.
The credit facilities require Dole to maintain compliance with a maximum leverage ratio, which was initially set at 4.50 to 1.00 beginning December 31, 2021, with step-downs to (i) 4.25 to 1.00 for fiscal year 2022 and (ii) 4.00 to 1.00 for each fiscal year thereafter. As of December 31, 2021, Dole was in compliance with all applicable covenants.
A breach of a covenant or other provision in any debt instrument governing Dole’s current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under Dole’s other debt instruments. Upon the occurrence of an event of default under the credit facilities or other debt instruments, the lenders or holders of such debt could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If Dole were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under Dole’s indebtedness were to accelerate the payment of the indebtedness, Dole cannot give assurance that its assets would be sufficiently liquid to repay in full its outstanding indebtedness on an accelerated basis.
Debt Discounts and Debt Issuance Costs
Debt discounts and issuance costs are amortized over the term of the debt agreement using the effective interest method. Debt discounts and issuance costs are presented as a direct reduction of debt in the consolidated balance sheets, except for those issuance costs related to line-of-credit arrangements which are recorded as a prepaid asset in the consolidated balance sheets.
The amortization expense related to Dole’s deferred debt discounts and     issuance costs is recorded as interest expense in the consolidated income statements. For the year ended December 31, 2021, amortization expense related to deferred debt discounts and issuance costs was $2.6 million and was not material for the years ended December 31, 2020 and December 31, 2019.
Uncommitted Lines of Credit
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries have uncommitted lines of credit of approximately $250.6 million at various local banks, of which $212.0 million was available as of December 31, 2021. As of December 31, 2020, there were uncommitted lines of credit of $195.7 million, of which $185.0 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. Dole’s uncommitted lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and, if cancelled, any outstanding amounts would be due on demand.

Maturities of Current and Long-Term Debt
Stated maturities with respect to current and long-term debt, including finance lease obligations, as of December 31, 2021 were as follows:

Amount
(U.S. Dollars in thousands)
2022	$60,954
2023	67,066
2024	41,425
2025	42,930
2026	609,038
Thereafter	558,638
Total	$1,380,051
NOTE 15 — EMPLOYEE BENEFIT PLANS
Dole sponsors a number of defined benefit pension plans covering certain employees worldwide. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. In addition to pension plans, Dole has other postretirement benefit (“OPRB”) plans that provide certain health care and life insurance benefits for eligible retired employees, which were acquired as part of the Acquisition. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.
The Company sponsors six funded defined benefit pension plans outside of the U.S., two of which are based in Ireland, two are based in the U.K., and two smaller schemes operate in the Netherlands and Canada. As part of the acquisition of Legacy Dole, the Company acquired additional pension plans. These plans include a funded U.S. qualified pension plan, as well as international pension plans (primarily in Latin America) and worldwide OPRB plans, which are all unfunded.
Substantially all U.S. pension benefits were frozen on December 31, 2001. The plans in Ireland have been closed to new entrants since 2009, and salaries for defined benefit purposes have been capped, with any salary increases above the cap pensionable on a defined contribution basis. In 2017, the Company initiated an Enhanced Transfer Value (“ETV”) program, whereby an offer was made to all active and deferred members of the Irish defined benefit pension plans (the “Irish Plans”) to transfer their accumulated accrued benefits from the Irish Plans, which eliminated future accrual of benefits and entitled the members to receive a transfer value above the statutory minimum amount. Both of the U.K. schemes are also closed to new entrants and to new accruals, while the schemes in the Netherlands and North America are closed to new entrants only. In February of 2021, one of the Irish Plans introduced a buy-in contract for pensioners. Under the buy-in contract terms, the pension plan pays a one-off premium to an insurer to purchase a bulk annuity policy. Under the bulk annuity policy, the insurer will provide payments back to the pension scheme to notionally cover the benefits for the members covered by the buy-in. The responsibility to pay the pensions still rests with the plan (and ultimately Dole), and the obligation is still recorded by the Company.
Dole also sponsors two unfunded non-qualified deferred compensation plans, the ESP and the frozen SERP. Following a change of control event, Dole is obligated, under the provisions of the respective trust agreements, to contribute an amount sufficient to meet the ESP obligation for benefits earned through the change in control year and the ongoing value of the projected benefit obligation of the SERP. The assets held in the Rabbi Trusts are subject to the claims of Dole’s general unsecured creditors. As of December 31, 2021, $6.1 million is classified as short-term and included in short-term investments in the consolidated balance sheets, and $23.4 million is classified as long-term and is included in long-term investments in the consolidated balance sheets. The two Rabbi Trust plans were acquired through the acquisition of Legacy Dole, and thus, no amounts were outstanding as of December 31, 2020.

Obligations and Funded Status
The status of Dole’s defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2020
	(U.S. Dollars in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of the year	$—	$—	$266,320	$227,747	$—	$—
Acquisition of Legacy Dole	256,767	—	114,099	—	18,655	—
Service cost	107	—	3,219	1,858	1	—
Interest cost	1,696	—	5,505	3,808	157	—
Foreign exchange impact	—	—	(12,107)	16,326	—	—
Actuarial loss (gain)	4,179	—	(4,432)	22,007	166	—
Plan amendments	—	—	(213)	279	—	—
Curtailments, settlements and terminations, net	—	—	(14,399)	—	—	—
Employee contributions	—	—	—	130	—	—
Benefits paid	(8,869)	—	(8,851)	(5,835)	(1,407)	—
Other	—	—	(140)	—	—	—
Benefit obligation at end of the year	$253,880	$—	$349,001	$266,320	$17,572	$—
Change in plan assets:
Fair value of plan assets at beginning of the year	$—	$—	$245,061	$215,602	$—	$—
Acquisition of Legacy Dole	234,221	—	—	—	—	—
Actual return on plan assets	(2,054)	—	13,901	16,325	—	—
Company contributions	1,450	—	10,297	3,822	1,407	—
Employee contributions	—	—	122	130	—	—
Benefits paid	(8,868)	—	(8,851)	(5,835)	(1,407)	—
Settlements	—	—	(14,419)	—	—	—
Foreign exchange impact	—	—	(10,581)	15,017	—	—
Other	—	—	(229)	—	—	—
Fair value of plan assets at end of the year	$224,749	$—	$235,301	$245,061	$—	$—
Funded status	$(29,131)	$—	$(113,700)	$(21,259)	$(17,572)	$—
Amounts recognized in the consolidated balance sheets:
Other assets	$—	$—	$2,524	$—	$—	$—
Pension and postretirement benefits	(2,243)	—	(13,209)	(5,787)	(2,212)	—
Pension and postretirement benefits, less current portion	(26,888)	—	(103,015)	(15,472)	(15,360)	—
	$(29,131)	$—	$(113,700)	$(21,259)	$(17,572)	$—
As of December 31, 2020, there was a net actuarial loss in the benefit obligation for the international pension plans, which was primarily attributed to the decrease of discount rates in relation to plans in the Netherlands and U.K.
Amounts recognized in accumulated other comprehensive loss were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(U.S. Dollars in thousands)
Net actuarial loss	$11,011	$—	$—	$50,575	$64,591	$53,797	$166	$—	$—
Prior service (benefit)	—	—	—	(8,241)	(8,952)	(9,758)	—	—	—
Total	$11,011	$—	$—	$42,334	$55,639	$44,039	$166	$—	$—
Some of Dole’s plans were underfunded as of December 31, 2021 and December 31, 2020, having accumulated benefit obligations exceeding the fair value of plan assets. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Projected benefit obligation	$429,115	$253,980
Accumulated benefit obligation	$406,233	$251,381
Fair value of plan assets	$283,988	$231,707
Some of Dole’s plans are projected to be underfunded as of December 31, 2021 and December 31, 2020, having projected benefit obligations exceeding the fair value of plan assets. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with projected benefit obligations in excess of plan assets were as follows:

	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Projected benefit obligation	$519,342	$253,980
Accumulated benefit obligation	$470,484	$251,381
Fair value of plan assets	$356,415	$231,707

Components of Net Periodic Benefit Cost and Other Changes Recognized in Other Comprehensive Income (Loss)
The components of net periodic benefit cost for Dole’s U.S. and international pension plans and OPRB plans were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(U.S. Dollars in thousands)
Components of net periodic benefit cost:
Service cost	$107	$—	$—	$3,219	$1,858	$1,536	$1	$—	$—
Interest cost	1,696	—	—	5,505	3,808	5,117	157	—	—
Expected return on plan assets	(4,779)	—	—	(6,883)	(7,275)	(6,791)	—	—	—
Amortization of:
Net loss	—	—	—	2,946	2,081	2,038	—	—	—
Prior service (benefit)	—	—	—	(812)	(785)	(783)	—	—	—
Curtailments, settlements and terminations, net	—	—	—	1,756	—	—	—	—	—
Other	—	—	—	238	—	—	—	—	—
Net periodic cost (benefit)	$(2,976)	$—	$—	$5,969	$(313)	$1,117	$158	$—	$—
Other changes recognized in other comprehensive income (loss):
Net loss (gain)	$11,011	$—	$—	$(13,186)	$12,957	$5,010	$166	$—	$—
Prior service (benefit)	—	—	—	(213)	—	—	—	—	—
Amortization of:
Net (loss)	—	—	—	(2,946)	(2,081)	(2,038)	—	—	—
Prior service benefit	—	—	—	812	785	783	—	—	—
Foreign exchange impact and other	—	—	—	(2,026)	1,309	188	—	—	—
Income taxes expense (benefit)	2,643	—	—	(3,209)	(2,154)	38	11	—	—
Total recognized in other comprehensive income (loss)	$13,654	$—	$—	$(20,768)	$10,816	$3,981	$177	$—	$—
Total recognized in net periodic benefit cost and other comprehensive income (loss), net of income taxes	$10,678	$—	$—	$(14,799)	$10,503	$5,098	$335	$—	$—
The Company classifies the non-service components of net periodic pension benefit cost within other income (expense), net, in the consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss (gain) and prior service benefit, and other curtailment or settlement costs, within other income (expense), net, in the consolidated statements of operations.
Assumptions
Weighted average assumptions used to determine benefit obligations were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2020
Discount rate	2.62%	—	2.61%	1.26%	3.18%	—
Rate of compensation increase	3.00%	—	1.98%	1.82%	—	—
Rate of increase in pensions	—	—	1.90%	1.59%	—	—

Weighted average assumptions used to determine net periodic benefit cost were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Discount rate	2.39%	—	—	2.29%	1.72%	2.53%	2.72%	—	—
Rate of compensation increase	3.00%	—	—	2.84%	1.74%	1.73%	—	—	—
Rate of increase in pensions	—	—	—	1.68%	1.58%	1.92%	—	—	—
Rate of return on plan assets	5.00%	—	—	2.85%	3.41%	3.54%	—	—	—
Dole does not sponsor any cash balance plans or plans with promised interest credit rates. International plan discount rates and assumed rates of increase in future compensation differ from the assumptions used for U.S. plans due to differences in the local economic conditions in the countries in which the international plans are based. No rate of compensation increase is shown for U.S. plans, because benefits under the U.S. plans are frozen except for a group of employees whose benefits are negotiated under collective bargaining agreements. The assumption for the rate of compensation increase for these employees reflects the rate negotiated in those bargaining agreements.
The accumulated pension benefit obligation for Dole’s OPRB plan was determined using the following assumed annual rate of increase in the per capita cost of covered health care benefits:

	2021	2020
Health care costs trend rate assumed for next year	6.49%	—
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	4.50%	—

Year that the rate reaches the ultimate trend rate	2029	—
Plan Assets
The following is the target asset mix for Dole’s pension plans, which management believes provides the optimal trade-off of diversification and long-term asset growth:

Target Allocation
Fixed income securities	48%
Equity securities	27%
Other	25%
Total	100%
Dole’s pension plan weighted average asset allocations by asset category were as follows:

	Year Ended
	December 31, 2021	December 31, 2020
Fixed income securities	48%	51%
Equity securities	27%	25%
Other	25%	24%
Total	100%	100%
The plans’ asset allocation includes a mix of fixed income investments designed to reduce volatility and equity investments designed to maintain funding ratios and long-term financial health of the plan. The equity investments are diversified across U.S. and international stocks as well as growth, value and small and large capitalization.
Dole employs a total return investment approach whereby a mix of fixed income and equity investments is used to maximize the long-term return of plan assets with a prudent level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation and to achieve investment experience over time that will minimize pension expense volatility and minimize Dole’s contributions required to maintain full funding status. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.
Dole determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years. Dole also considers the weighted-average historical rate of returns on securities with similar characteristics to those in which Dole’s pension assets are invested.
Plan Contributions and Estimated Future Benefit Payments
During the year ended December 31, 2021, Dole contributed $0.3 million to its qualified U.S. pension plan. These contributions were made to comply with minimum funding requirements under the Internal Revenue Code. Dole does not expect to make contributions to its U.S. qualified plan in fiscal year 2022 nor any contributions over the following seven years, but Dole intends to make any unforeseen future contributions to the U.S. pension plan that will satisfy the minimum funding requirements. Future contributions to the U.S. pension plan in excess of the minimum funding requirement are voluntary and may change depending on Dole’s operating performance or at management’s discretion. Dole expects to make $17.7 million of contributions related to its other U.S. and foreign pension and OPRB plans in fiscal year 2022.
The following table presents estimated future benefit payments:

	U.S. Pension Plans	International Pension Plans	OPRB Plans
	(U.S. Dollars in thousands)
2022	$21,771	$19,512	$2,212
2023	20,985	14,000	2,113
2024	20,150	13,572	1,935
2025	19,317	13,082	1,831
2026	18,540	14,127	1,679
Thereafter	80,313	80,315	5,749
Total	$181,076	$154,608	$15,519
Defined Contribution Plans
Dole offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation in accordance with plan guidelines. Some of these plans provide for a company match that is subject to a maximum contribution as defined by the plan. Dole’s contributions to its defined contribution plans totaled $15.7 million, $10.6 million and $10.1 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively.
Multi-Employer Plans
Dole is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to multi-employer foreign benefit plans for eligible participants were approximately $0.4 million, for the year ended December 31, 2021 . No contributions were made to multiemployer plans for the years ended December 31, 2020 and December 31, 2019 respectively.
The following table presents details for Dole’s U.S. multi-employer defined benefit plan:

		Pension Protection Act Zone Status	Contributions
Pension Plan	EIN/Pension Plan Number	Fiscal 2021	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Expiration of Agreement
			(U.S. Dollars in thousands)
Western Conference of Teamsters Pension Plan	91-6145047-001	Not critical	$372	$—	$—	8/15/2024

Fair Value of Retirement Plan Assets
Dole estimates the fair value of its retirement plan assets based on current quoted market prices. In instances where quoted market prices are not readily available, the fair value of the investments is estimated by the trustee. In obtaining such data from the trustee, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. For Level 2 investments, the fair values are determined using observable prices that are based on inputs not quoted on active markets but corroborated by market data. Level 3 investments are determined using unobservable inputs that are not corroborated by market data, whereby fair values are estimated using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Level 3 investments are primarily held by the custodian in a pooled trust for qualifying U.S.-based pensions, where the fair value is derived from the individual investment components. Each investment within the pooled trust is individually valued, after considering gains and losses, contributions and distributions, and the collective value of the pooled trust represents the total fair value. Dole has determined these valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The carrying value and estimated fair values of Dole’s retirement plan assets are summarized below:

	Fair Value Measurements as of December 31, 2021 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(U.S. Dollars in thousands)
Cash and cash equivalents	$8,276	$—	$—	$8,276
Fixed-income securities	45,380	217,127	—	262,507
Insurance contracts	—	43,053	—	43,053
Equity securities	7,688	101,890	8,058	117,636
Other	2,261	12,270	122	14,653
Investments measured at fair value	63,605	374,340	8,180	446,125
Investments measured at net asset value	—	—	—	13,925
Total plan assets at fair value	$63,605	$374,340	$8,180	$460,050

	Fair Value Measurements as of December 31, 2020 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(U.S. Dollars in thousands)
Cash and cash equivalents	$20,089	$—	$—	$20,089
Fixed-income securities	—	115,299	—	115,299
Insurance contracts	—	19,687	—	19,687
Equity securities	57,849	—	—	57,849
Other	13,466	—	—	13,466
Investments measured at fair value	91,404	134,986	—	226,390
Investments measured at net asset value	—	—	—	18,671
Total plan assets at fair value	$91,404	$134,986	$—	$245,061

The table below sets forth a summary of the transfers and purchases of the plans’ Level 3 assets for the year ended December 31, 2021:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common Collective Trusts	Interest in 103-12 Investment Companies	Total
	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—	$—	$—
Acquired	113	8,498	8,611
Net realized and unrealized gains (losses)	9	(1,251)	(1,242)
Net purchases, issuances and settlements	—	811	811
Balance as of December 31, 2021	$122	$8,058	$8,180
There was no Level 3 investment activity for the year ended December 31, 2020.
NOTE 16 — LEASES
Lease Position
The following tables present the lease-related assets and liabilities recorded in the consolidated balance sheets:

	Lease-related assets as of December 31, 2021
	Operating lease right-of-use assets	Property, plant & equipment, net
	(U.S. Dollars in thousands)
Operating leases	$368,632	$—
Finance leases	—	40,739
	$368,632	$40,739

	Lease-related assets as of December 31, 2020
	Operating lease right-of-use assets	Property, plant & equipment, net
	(U.S. Dollars in thousands)
Operating leases	$140,212	$—
Finance leases	—	10,980
	$140,212	$10,980

	Lease-related liabilities as of December 31, 2021
	Current maturities of operating leases	Operating leases, less current maturities	Notes payable and current portion of long-term debt, net	Long-term debt, net
	(U.S. Dollars in thousands)
Operating leases	$73,046	$305,714	$—	$—
Finance leases	—	—	10,039	30,680
	$73,046	$305,714	$10,039	$30,680

	Lease-related liabilities as of December 31, 2020
	Current maturities of operating leases	Operating leases, less current maturities	Notes payable and current portion of long-term debt, net	Long-term debt, net
	(U.S. Dollars in thousands)
Operating leases	$21,910	$122,225	$—	$—
Finance leases	—	—	1,647	7,705
	$21,910	$122,225	$1,647	$7,705

Lease Terms and Discount Rates
The weighted-average remaining lease term and discount rate for the Company’s lease profile as of December 31, 2021 was as follows:

Weighted-average remaining lease term:	Years
Operating leases	8.0
Finance leases	5.6

Weighted-average discount rate:	Percentage
Operating leases	3.2%
Finance leases	3.5%
Lease Costs
The following table presents certain information related to lease costs for finance and operating leases for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Finance lease costs:
Depreciation of lease assets	$6,610	$1,192	$716
Interest on lease liabilities	968	114	56
Operating lease costs	54,892	27,289	24,341
Short-term lease costs	8,719	1,433	1,747
Variable lease costs	8,088	1,021	880
Sublease income	(4,658)	(363)	(415)
Total lease costs	$74,619	$30,686	$27,325
Supplementary Cash Flow Data
The following represents the disaggregation of certain cash flow supplementary data by finance and operating lease classifications:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$968	$—	$—
Operating cash flows from operating leases	43,735	29,397	22,308
Financing cash flows from finance leases	6,332	2,844	990

	Year Ended
	December 31, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Right-of-use assets obtained in exchange for finance lease liabilities	$5,452	$9,892
Right-of-use assets obtained in exchange for operating lease liabilities	40,584	20,978

The following table reconciles the undiscounted cash flows for each of the first five years and total remaining years to the finance and operating lease liabilities recorded on the balance sheet as of December 31, 2021:

	Finance Leases	Operating Leases

	(U.S. Dollars in thousands)
2022	$10,704	$86,182
2023	7,000	74,787
2024	6,307	61,758
2025	8,618	48,904
2026	2,690	33,203
Thereafter	9,077	121,427
Total lease payments	44,396	426,261
Less: present value discount	(3,677)	(47,501)
	$40,719	$378,760
Related Party Lease Transactions
In the ordinary course of business, Dole enters into a number of lease agreements with related parties. During the periods presented, Dole, as a lessee, entered into the following transactions with such parties:

	Lease-related Liabilities with Related Parties as of December 31, 2021
	Current maturities of operating leases	Operating leases, less current maturities	Notes payable and current portion of long-term debt, net	Long-term debt, net
	(U.S. Dollars in thousands)
Operating leases	$1,254	$12,553	$—	$—
Finance leases	—	—	—	—
	$1,254	$12,553	$—	$—

	Lease-related Liabilities with Related Parties as of December 31, 2020
	Current maturities of operating leases	Operating leases, less current maturities	Notes payable and current portion of long-term debt, net	Long-term debt, net
	(U.S. Dollars in thousands)
Operating leases	$1,993	$14,202	$—	$—
Finance leases	—	—	135	427
	$1,993	$14,202	$135	$427
The company leases certain buildings to related parties through operating lease agreements. Rental income recognized related to these agreements was not material for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

Lessor Accounting
The company leases various types of owned properties to external parties mainly through operating lease agreements. Leasing assets to external parties is not significant to Dole’s operations. Rental income recognized on agreements where Dole acted as the lessor was as follows:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

Rental income:	(U.S. Dollars in thousands)
Other income (expense), net	$5,202	$2,708	$2,270
NOTE 17 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates. Dole enters into fair value hedges to hedge foreign currency exposure of non-functional currency assets and liabilities and cash flow hedges to hedge foreign currency exposure of forecasted revenue, cost of sales and operating expenses.
Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt. As discussed in Note 14 “Notes Payable, Bank Overdrafts and Long-Term Debt”, during the year ended December 31, 2021, Dole entered into $600.0 million of interest rate swaps with maturity dates ranging from three to five years that effectively converted the rate of $600.0 million of debt from variable to fixed. The interest rate swaps fixed the paying rate of interest at rates between 0.51% and 0.84%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 0.10% as of December 31, 2021.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets and from arranging air or land transportation for products of third-party entities. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of the hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible
4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in fair value of these instruments in accumulated other comprehensive loss. The changes in fair value of non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.

Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of December 31, 2021:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States Dollar	$6.4 million
Euro	€146.4 million
British Pound Sterling	£3.4 million
Chilean Peso	CLP 11.2 billion
South African Rand	R 450.8 million
Interest rate swap contract	$600.0 million
Bunker fuel hedges	13.2 thousand metric tons
Quantitative Disclosures
Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of December 31, 2021
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$(222)	$—	$2,183
Non-designated cash flow hedges	(578)	—	202
Interest rate swap contracts	—	10,102	—
Bunker fuel hedges	—	—	1,023
	$(800)	$10,102	$3,408

Fair Value Measurements as of December 31, 2020
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Non-designated cash flow hedges	$(1,424)	$—	$—
	$(1,424)	$—	$—
Refer to Note 18 “Fair Value Measurements” for presentation of fair value instruments within the consolidated balance sheets, which includes derivative financial instruments.

The following tables represent Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended December 31, 2021
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

Realized gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$2,399
Non-designated cash flow hedges	—	(403)
Bunker fuel hedges	—	2,358
Total net realized gains	$—	$4,354

Unrealized gains (losses):
Cash flow hedges	$1,336	$—
Non-designated cash flow hedges	—	388
Bunker fuel hedges	—	(1,645)
Interest rate swap contracts	10,102	—
Total net unrealized gains (losses)	$11,438	$(1,257)

As of December 31, 2021, the Company expects approximately $1.3 million of deferred gains from cash flow hedges to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Refer to Note 21 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2021 and December 31, 2020.

	Year Ended December 31, 2020
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

Unrealized (losses):	(U.S. Dollars in thousands)
Non-designated cash flow hedges	$—	$(682)

Total net unrealized (losses)	$—	$(682)
There were no realized derivative gains or losses for the year ended December 31, 2020.

	Year Ended December 31, 2019
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

Realized gains:	(U.S. Dollars in thousands)
Non-designated cash flow hedges	$—	$128
Total net realized gains	$—	$128
Unrealized (losses):
Non-designated cash flow hedges	$—	$(12)

Total net unrealized (losses)	$—	$(12)
NOTE 18 — FAIR VALUE MEASUREMENTS
The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.
Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities measured at fair value on a recurring basis, with the exception of pension assets and liabilities as of December 31, 2021 and December 31, 2020. Refer to Note 15 “Employee Benefit Plans” for the presentation of fair value of pension assets and liabilities.

		Fair Value Measurements as of December 31, 2021 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$2,385	$—	$2,385
	Accrued liabilities	—	(800)	—	(800)
Bunker fuel hedges:	Other receivables, net	—	1,023	—	1,023
Interest rate swap contracts:	Other assets	—	10,102	—	10,102
Rabbi Trust investments:
	Short-term investments	—	—	6,115	6,115
	Long-term investments	—	—	23,433	23,433
Contingent consideration:
	Contingent consideration	—	—	(2,958)	(2,958)
	Contingent consideration, less current portion	—	—	(4,302)	(4,302)
Total		$—	$12,710	$22,288	$34,998

		Fair Value Measurements as of December 31, 2020 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(U.S. Dollars in thousands)
Foreign currency forward contracts:	Accrued liabilities	$—	$(1,424)	$—	$(1,424)
Other investments:	Other assets	—	—	406	406
Contingent consideration:
	Contingent consideration	—	—	(4,912)	(4,912)
	Contingent consideration, less current portion	—	—	(5,786)	(5,786)
Total		$—	$(1,424)	$(10,292)	$(11,716)

The table below sets forth a summary of changes in the fair value of the Level 3 investments, excluding contingent consideration and pension assets, for the years ended December 31, 2021 and December 31, 2020:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$555
Net unrealized losses recognized in earnings	(149)
Balance as of December 31, 2020	406
Additions from the acquisition of Legacy Dole	29,574
Transfers out of Level 3 investments	(406)
Net realized and unrealized losses recognized in earnings*	(286)
Plan contributions	1,210
Plan distributions	(950)
Balance as of December 31, 2021	$29,548
*    Net amount comprised realized gains of $0.5 million and unrealized losses of $(0.8) million recorded in other income (expense), net, in the consolidated statements of operations.

See Note 25 “Contingent Consideration” and Note 15 “Employee Benefit Plans” for rollforwards of other Level 3 investments.
The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “observable prices that are based on inputs not quoted on active markets but corroborated by market data.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties' credit risk.
As of the Acquisition Date, Dole acquired approximately $29.6 million of Legacy Dole’s investments. Legacy Dole sponsors a non-qualified deferred ESP compensation plan and a frozen non-qualified SERP defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of December 31, 2021, securities totaled $29.5 million, of which $6.1 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $23.4 million was classified as long-term and included in long-term investments in the consolidated balance sheets. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various master trust units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The carrying value of contingent consideration in the consolidated balance sheets approximates fair value based on the present value of the expected payments, discounted using a risk-adjusted rate. The expected payments are determined by forecasting the acquiree's earnings over the applicable period. Dole has determined the valuations are Level 3 inputs, because they are based upon significant unobservable inputs. No contingent consideration was recognized in the acquisition of Legacy Dole.

Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: The carrying value reported in the consolidated balance sheets for these items approximates fair value due to the liquid nature and are classified as Level 1.
Short-term trade and grower receivables: The carrying value reported in the consolidated balance sheets for these items is net of allowances and are classified as Level 2.
Trade payables: The carrying value reported in the consolidated balance sheets for these items approximates fair value and are classified as Level 2.
Notes receivable and notes payable: The carrying value reported in the consolidated balance sheets for these items approximates fair value and are classified as Level 2.
Long-term grower receivables: The carrying value reported in the consolidated balance sheets for these items is net of allowances and are classified as Level 2.
Finance and operating leases: The carrying value of finance lease obligations reported in the consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than six months, the fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, the derivative assets or liabilities are classified as Level 2.
Fair Value of Debt
Dole estimates the fair value of its term loan based on the bid side of current quoted market prices.
The carrying values, net of debt discounts and debt issuance costs, and gross estimated fair values of Dole’s debt based on Level 2 inputs in the fair value hierarchy are summarized below:

	December 31, 2021
	Carrying Value	Estimated Fair Value

	(U.S. Dollars in thousands)
Term Loan A and Term Loan B	$815,764	$833,637

See Note 14 “Notes Payable, Bank Overdrafts and Long-Term Debt” for additional detail on long-term debt instruments.
Credit Risk
The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

NOTE 19 — COMMITMENTS AND CONTINGENCIES
Commitments
In order to secure sufficient product, packaging, agrochemicals and other supplies to meet demand and maximize volume incentive rebates, the Company has historically entered into non-cancelable agreements with independent vendors and growers for purchases in the normal course of business. Prices under these agreements are generally tied to prevailing market rates, and contract terms generally range from one to six years, though the majority have terms of one year and are renegotiated annually. For the year ended December 31, 2021, estimated purchases under these contracts were approximately $448.1 million. For the years ended December 31, 2020 and December 31, 2019, purchases under these types of contracts were not material, as these arrangements are not in the normal course of Legacy Total Produce’s operations. As of December 31, 2021, aggregate estimated future payments under such purchase commitments, based on December 2021 pricing and volumes, were as follows:

Amount
(U.S. Dollars in thousands)
2022	$957,535
2023	523,713
2024	344,671
2025	337,072
2026	241,072
Thereafter	497,853
Total	$2,901,916
Dole has numerous collective bargaining agreements with various unions covering approximately 33% of Dole’s workforce. Of these unionized employees, 33% are covered under a collective bargaining agreement that will expire within one year, and the remaining 67% are covered under collective bargaining agreements expiring beyond the upcoming year. These agreements are subject to periodic negotiation and renewal. Failure to renew any of these collective bargaining agreements may result in a strike or work stoppage; however, management does not expect that the outcome of these negotiations and renewals will have a material adverse impact on Dole’s financial condition or results of operations.
Guarantees and Other Contingencies
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements. As of December 31, 2021 and December 31, 2020, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $68.8 million and $10.8 million, respectively.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain investments accounted for under the equity method. As of December 31, 2021 and December 31, 2020, total guarantees under these arrangements were $13.9 million and $12.3 million, respectively.
Each of the following Irish registered subsidiaries of the Company may avail of the exemption from filing its statutory financial statements for the year ended December 31, 2021 as permitted by Section 357 of the Companies Act 2014. If any of these Irish registered subsidiaries of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of Section 357 (1) (b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended December 31, 2021:

•Dole Management Services Limited
•Finantic Limited
•Total Produce International Holdings Limited
•Total Produce Ireland Limited
•Uniplumo (Ireland) Limited
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025.

Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. As the impacted reservoir is currently being actively marketed with potential buyers, the Company does not deem a resulting loss from the contingency to be probable and, thus, has not recognized a liability in the consolidated balance sheets. All actively marketed property was adjusted to fair market value through the purchase price allocation to reflect current market conditions. See Note 4 “Business Combinations and Transactions” for additional detail.
During December of 2021, Dole issued a voluntary recall of all packaged salads processed at the Fresh Vegetables Bessemer City, North Carolina and Yuma, Arizona facilities due to possible health risk from Listeria monocytogenes. As a result of the recall, operations were temporarily suspended at the two processing facilities to facilitate proper investigation and sanitation procedures. During the year ended December 31, 2021, the Company incurred $6.8 million of exceptional known costs, which were recorded in cost of sales in the consolidated statements of operations, and estimated incremental exceptional charges of $10.8 million, of which $2.2 million was recorded as an allowance against inventories, $3.0 million was recorded as a sales allowance against accounts receivable, and $5.6 million was recorded as accrued liabilities in the consolidated balance sheets. The actual impact of potential customer and legal claims is uncertain and, thus, subject to change. See Note 27 “Subsequent Events” for additional detail.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations.
DBCP Cases: Dole Food Company, Inc., and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments, most of which are pending in Nicaragua and are inactive. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.
As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.
Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million, although this number is only an estimate). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims, and the California Court of Appeals affirmed the dismissal. Shell’s equitable claims are pending before the trial court.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party, and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations, because management believes the risk of loss is remote.
NOTE 20 — RELATED PARTY TRANSACTIONS
Balmoral International Land Holdings plc (“Balmoral”) is a related party of Dole plc, because the Chair of the Board of Dole plc is also the Chair of the Board of Balmoral. In the years ended December 31, 2021, December 31, 2020 and December 31, 2019, a subsidiary of Dole leased a number of buildings from, was in receipt of property management services from and provided IT management services to Balmoral. Total net expense related to Balmoral was $1.6 million, $1.4 million and $1.4 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively.
Mr. Murdock is a significant shareholder of Dole plc and former owner of Legacy Dole. Mr. Murdock owns, inter alia, the real estate company Castle and Cooke, Inc. (“Castle”). Purchases from and sales to various companies of Mr. Murdock were not material for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 .
See Note 23 “Investments in Unconsolidated Affiliates” for details of transactions with equity method investees, Note 16 “Leases” for details of lease-related transactions with related parties and Note 19 “Commitments and Contingencies” for details of related party guarantees.
All other transactions with related parties were not material for the years ended December 31, 2021, December 31, 2020 and December 31, 2019. Outstanding receivables from and payables to related parties were not material as of December 31, 2021 and December 31, 2020 .
NOTE 21 — STOCKHOLDERS’ EQUITY
Common Stock
As of December 31, 2021, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of December 31, 2021, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.

A rollforward of share activity as of December 31, 2021 and December 31, 2020 was as follows:

Amount
(In thousands)
Outstanding shares as of December 31, 2019	410,525
Share issued related to equity compensation	200
Outstanding shares as of December 31, 2020	410,725
Share issued related to equity compensation	4,545
Cancellation of treasury shares	(22,000)
Total Produce share exchange	(337,088)
Shares issued to the C&C Parties	11,917
Primary IPO Transaction issuance	25,000
Secondary issuance	1,779
Balance as of December 31, 2021	94,878
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which stock options and restricted stock units (“RSUs”) are issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of stock options or vesting of RSUs, new shares are issued from existing authorization. A total of 7,447,891 shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of December 31, 2021, there were 6,786,294 shares available for future grant under the Plan and 661,597 shares available for future issue under awards granted.
Compensation expense for stock options is determined based on the grant date fair value of the award, calculated using the Black Scholes options-pricing model. Company stock options generally vest over a three-year service period and expire ten years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates, and compensation expense is adjusted based on actual forfeitures. The weighted-average grant date fair value per share of stock options granted during 2021 was $4.47.
The following table summarizes the assumptions used for estimating the fair values of the stock options:

Assumption	December 31, 2021

Risk free interest rate	0.9%
Expected volatility	32.5%
Dividend yield	1.5%
Expected term (years)	6.5
The weighted-average grant date fair value per share of RSUs granted during 2021 was $15.88, based on the stock price per share on the date of grant.
For the year ended December 31, 2021, stock-based compensation expense related to the Plan was $0.8 million and was not material for the years ended December 31, 2020 and December 31, 2019. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of December 31, 2021 was $4.4 million and will be recognized over a weighted-average period of approximately 2.4 years.
Dividends Declared
The following table summarizes total dividends per share declared for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

Dividend	Paid Date	Amount (per share)

		(U.S. Dollars)
2020 Declared Final Dividend	5/28/2021	$0.03
2020 Declared Interim Dividend	1/29/2021	$0.01
2019 Declared Final Dividend	9/2/2020	$0.03
2019 Declared Interim Dividend	10/11/2019	$0.01
2018 Declared Final Dividend	6/6/2019	$0.03
On December 2, 2021, the Board of Directors of Dole plc declared a cash dividend for the third quarter of $0.08 per share, payable on January 7, 2022 to shareholders of record on December 17, 2021. See Note 27 “Subsequent Events” for additional detail.
The following table summarizes total dividends paid for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars in thousands)
Dividends	$(17,092)	$(11,875)	$(14,919)
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of December 31, 2021, Dole had $50.0 million available to declare or pay a dividend.
Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the years ended December 31, 2021 and December 31, 2020:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2019	$—	$(65,065)	$(66,539)	$(131,604)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	(2,578)	(13,675)	17,759	1,506
Amounts reclassified from accumulated other comprehensive loss	—	1,295	—	1,295
Net other comprehensive income (loss) attributable to Dole plc	(2,578)	(12,380)	17,759	2,801
Balance as of December 31, 2020	$(2,578)	$(77,445)	$(48,780)	$(128,803)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	14,948	1,783	(27,669)	(10,938)
Amounts reclassified from accumulated other comprehensive loss	(3,739)	378	1,721	(1,640)
Reclassification of pension activity*	—	15,462	—	15,462
Net other comprehensive income (loss) attributable to Dole plc	11,209	17,623	(25,948)	2,884
Balance at December 31, 2021	$8,631	$(59,822)	$(74,728)	$(125,919)
*See Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” for details on the reclassification of pension activity.
For the year ended December 31, 2021, amounts reclassified out of accumulated other comprehensive loss includes the following:
•The reclassification of gains of $3.7 million related to the fair value of cash flow hedges, of which $2.3 million was reclassified to cost of sales and $1.4 million was reclassified to equity in net earnings of investments accounted for under the equity method.
•The reclassification of net losses of $0.4 million related to pension and postretirement benefits, of which $2.1 million was reclassified into net periodic benefit cost, offset by a $1.7 million gain reclassified to equity in net earnings of investments accounted for under the equity method.
•The reclassification of losses of $1.7 million related to foreign currency translation which was reclassified to equity in net earnings of investments accounted for under the equity method.
For the year ended December 31, 2020, amounts reclassified out of accumulated other comprehensive loss includes $1.3 million of losses reclassified into net periodic benefit cost.

NOTE 22 — REDEEMABLE NONCONTROLLING INTERESTS
For certain consolidated subsidiaries, the Company owns a controlling equity stake, and a third party or key member of the business’ management team owns a minority portion of the equity. The financial position and financial performance of these subsidiaries are included in Dole’s consolidated balance sheets and statements of operations, and consolidated net income is adjusted in the consolidated statements of operations to exclude the proportionate share of results attributable to the NCI. Some of this NCI is subject to redemption features, such as put options, and is considered redeemable NCI. Equity attributable to the redeemable NCI is presented as mezzanine equity within the consolidated balance sheets, and the proportionate share of NCI not subject to a redemption provision that is outside of Dole’s control is presented as equity in the consolidated balance sheets.
The following table presents the changes in redeemable NCI for each of the years ended December 31, 2021 and December 31, 2020:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2019	$30,891
Share of net income	4,500
Share of items recognized in other comprehensive income (loss)	(1,190)
Dividends paid to redeemable noncontrolling interest holders	(6,444)
Acquired redeemable noncontrolling interest	(4,331)
Accretion to redemption value recognized in additional paid-in capital	7,606
Foreign exchange impact	(715)
Balance as of December 31, 2020	30,317
Share of net income	3,304
Share of items recognized in other comprehensive income (loss)	(1,054)
Dividends paid to redeemable noncontrolling interest holders	(5,972)
Accretion to redemption value recognized in additional paid-in capital	6,332
Foreign exchange impact	(151)
Balance as of December 31, 2021	$32,776
As of December 31, 2021, the balance of $32.8 million represents the carrying value of the redeemable NCI in the consolidated balance sheets. The total redemption value of the instruments was $36.8 million, had the options been exercised at December 31, 2021.
NOTE 23 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of December 31, 2021, following the Acquisition and derecognition of Legacy Dole as an equity method investment, Dole’s investments in unconsolidated affiliates were $128.4 million, of which $126.5 million represented equity method investments, and $1.9 million represented cost method investments. There are no significant investees in which Dole holds 20% or more of their voting stock that are not accounted for using the equity method of accounting. As of December 31, 2020, Dole’s investments in unconsolidated affiliates were $458.6 million, of which $340.5 million represented the investment in Legacy Dole. All investments represented equity method investments.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases earnings from equity method investments in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases earnings from equity method investments in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Cash dividends received from cost method investments are recorded in other income (expense), net and have historically not been significant.

Investments in unconsolidated affiliates

	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Equity method investments	$126,534	$458,557
Cost method investments	1,873	—
Investments in unconsolidated affiliates	$128,407	$458,557
Significant equity method investees and respective ownership interests as of December 31, 2021 and December 31, 2020 were as follows:

	December 31, 2021	December 31, 2020
	Ownership Interest
The Fresh Connection LLC	50%	50%
2451487 Ontario Inc.	50%	50%
2451490 Ontario Inc.	50%	50%
Frankort & Koning Beheer Venlo BV	50%	50%
Frutas IRU S.A.	50%	50%
Exportadora y Servicios El Parque Limitada	50%	50%
Steglinge AB	50%	50%
Vezet Convenience Nordic AB	50%	50%
Fruity Line Nordic AB	50%	50%
Bananera Tepeyac, S.A	50%	—%
Delica North America Inc	50%	50%
African Blue	10%	10%
Peviani SpA	—%	50%
DFC Holdings LLC	—%	45%
No cost method investees are significant to Dole. One of the Company’s equity method investees, El Parque, is a fresh produce business that represents a VIE. See Note 24 “Variable Interest Entities” for additional detail on the Company’s VIEs.
Legacy Dole
Prior to the Acquisition described in Note 4 “Business Combination and Transactions”, Total Produce had a 45% equity ownership interest in Legacy Dole, with a carrying value at the time of Acquisition of approximately $259.0 million. As a part of the Acquisition, Legacy Dole became a subsidiary of Dole plc and the acquiree of Total Produce. As such, Legacy Dole results are included in the consolidated results of the Company from the Acquisition Date to December 31, 2021.

A rollforward of the carrying amount of Total Produce’s 45% investment in Legacy Dole as of December 31, 2021 and December 31, 2020 was as follows:

Amount
(U.S. Dollars in thousands)
Carrying amount as of December 31, 2019	$313,289
Share of net income	21,868
Share of other comprehensive income	4,551
Share of repayment of receivable from affiliates	777
Carrying amount as of December 31, 2020	340,485
Share of net income	38,874
Share of other comprehensive income	3,999
Share of repayment of receivable from affiliates	469
Impairment	(122,926)
Equity method investment becoming subsidiary	(259,000)
Foreign exchange impact	(1,901)
Carrying amount as of December 31, 2021	$—
Summarized financial information for Legacy Dole for the period from January 1, 2021 to July 29, 2021 and for the years ended December 31, 2020 and December 31, 2019 and as of December 31, 2021 and December 31, 2020 are as follows in the tables below. Unless otherwise noted, the results included herein represent Legacy Dole’s operations rather than the share attributable to the Company.

	Period Ended	Year Ended
	July 29, 2021	December 31, 2020	December 31, 2019
Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenues, net	$2,878,597	$4,671,999	$4,515,955
Cost of sales	(2,601,253)	(4,306,200)	(4,161,393)
Selling, marketing, general and administrative expenses	(124,417)	(189,912)	(183,657)
Net interest expense	(36,998)	(72,906)	(82,072)
Earnings (loss) from equity method investments	27	2,149	(378)
Other income (expense), net	2,859	(29,305)	(3,316)
Income tax expense	(30,557)	(25,332)	(25,122)
Loss from discontinued operations	—	(43)	(2,500)
Less: Net income attributable to noncontrolling interests	(1,872)	(1,854)	(2,205)
Net income attributable to equity shareholders	$86,386	$48,596	$55,312
Dole plc share of net income attributable to equity shareholders	$38,874	$21,868	$24,890

	July 29, 2021	December 31, 2020
Summary Balance Sheets:	(U.S. Dollars in thousands)
Current assets	$927,026	$784,231
Intangible assets	278,079	278,093
Property, plant and equipment	1,094,605	1,093,355
Operating lease right-of-use assets	224,451	232,067
Assets held-for-sale	5,357	48,543
Other non-current assets	157,891	108,297
Debt	(1,378,473)	(1,247,522)
Operating lease liabilities	(221,072)	(229,220)
Other non-current liabilities	(332,931)	(348,956)
Other current liabilities	(626,609)	(683,542)
Noncontrolling interest	(10,252)	(9,367)
Net assets	118,072	25,979
Total Produce share of net assets	53,132	11,691
Goodwill	328,794	328,794
Impairment recognized upon the Acquisition	(122,926)	—
Carrying amount of investment	$259,000	$340,485
Prior to the Acquisition Date, the Company did not provide any financial support to Legacy Dole that the Company was not contractually obligated to provide nor any guarantees in respect of debt issued by Legacy Dole.

The following table presents the Company’s maximum exposure to loss in Dole as a VIE as of July 29, 2021 and December 31, 2020:

	July 29, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Carrying value of equity investment in Legacy Dole	$259,000	$340,485
Maximum exposure to loss	259,000	340,485
The maximum exposure to loss represents the amount that would have been absorbed by the Company in the event that all of the assets held in the VIE had no value.
The following table presents sales to and purchases from Legacy Dole for the period from January 1, 2021 to July 29, 2021 and for the years ended December 31, 2020 and December 31, 2019:

	Period Ended	Year Ended
	July 29, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Sales	$9,974	$8,900	$4,600
Purchases	30,856	49,000	21,600
The following table presents amounts due from and to Legacy Dole as of July 29, 2021 and December 31, 2020:

	July 29, 2021	December 31, 2020
	(U.S. Dollars in thousands)
Amounts due from Legacy Dole presented within accounts receivable	1,800	1,298
Amounts due to Legacy Dole presented within accounts payable	$8,700	$2,627

Investments in Other Unconsolidated affiliates
A rollforward of the carrying amount of Dole’s equity and cost method investments, other than Legacy Dole, as of December 31, 2021 and December 31, 2020 was as follows:

Amount
(U.S. Dollars in thousands)
Carrying amount as of December 31, 2019	$115,886
Share of income after tax	15,168
Equity method investment becoming a subsidiary	(5,328)
Dividends declared	(15,292)
Foreign exchange impact and other	7,638
Carrying amount as of December 31, 2020	118,072
Share of income after tax	14,851
Acquisition of Legacy Dole investments	22,314
Other additions	3,242
Gain on step-up acquisition of other equity method investments	7,670
Equity method investments becoming subsidiaries	(11,970)
Disposals	(9,537)
Dividends declared	(10,611)
Foreign exchange impact and other	(5,624)
Carrying amount as of December 31, 2021	$128,407

During the year ended December 31, 2020, the Company’s additions were not material.

The Company recognized income tax expense of $0.8 million and $1.6 million during the year ended December 31, 2021 and December 31, 2020, respectively, related to equity method investments.

Equity method investees becoming subsidiaries
In addition to the acquisition of Legacy Dole, the Company purchased additional shares in equity method investees, which resulted in the investees being consolidated as subsidiaries of the Company from the date of acquisition of additional shares. For the year ended December 31, 2021, the following step-up acquisitions occurred:
•Moorberries BV: A grocery wholesaler based in the Netherlands, in which the Company acquired a                     100% ownership interest.
•Fruktimporten Stockholm: A grocery wholesaler based in Sweden, in which the Company acquired an 83.2% ownership interest.
•OTC Organics BV: A company that specializes in organically grown products based in the Netherlands, in which the Company acquired a 100% ownership interest.
The aggregate total carrying value of these investees was $4.3 million as of the respective acquisition dates. As part of these acquisitions, the Company paid an aggregate $8.1 million in cash consideration. The total gain from these step-up acquisitions was $7.7 million, and goodwill recorded was $15.2 million after considering the original fair value of the investment held.
During the year ended December 31, 2020, the Company acquired additional shares in Eco Farms, a company based in the U.S. that specializes in avocado production, which resulted in Eco Farms becoming a subsidiary at an ownership percentage of 65%. Prior to the acquisition, the total carrying value of this investee was $5.3 million. The Company paid $5.9 million in cash consideration and $0.7 million in contingent consideration. There was no gain or loss recognized for this step-up acquisition.

Disposal of equity method investee
During the year ended December 31, 2021, the Company disposed of the Peviani joint venture, which had a carrying value of $9.4 million as of the disposal date. As a result of this disposal, the Company recognized a $1.1 million gain. Other disposals of equity method investments were not material for the year ended December 31, 2021.
Summarized Financial Information - Other Investments
Summarized financial information for all other equity method investments for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and as of December 31, 2021 and December 31, 2020 are as follows in the tables below. Unless stated otherwise, the information reflects the amounts reported in the financial statements of the other entities rather than the share attributable to the Company.

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenues, net	$1,760,608	$1,605,660	$1,621,362
Cost of sales	(1,601,557)	(1,383,617)	(1,391,192)
Other activity	(123,603)	(187,547)	(210,467)
Net income	$35,448	$34,496	$19,703
Net income attributable to Dole plc	$14,851	$15,168	$13,035

	December 31, 2021	December 31, 2020
Summary Balance Sheets:	(U.S. Dollars in thousands)
Current assets	$343,000	$382,187
Non-current assets	325,094	309,192
Current liabilities	(243,986)	(288,712)
Non-current liabilities	(147,583)	(140,590)
Noncontrolling interest	(2,686)	(3,900)
Net assets	$273,839	$258,177
Dole plc share of net assets	99,533	88,944
Goodwill	27,001	29,128
Carrying amount of investments	$126,534	$118,072
Transactions with Other Unconsolidated affiliates
The following table presents sales to and purchases from other equity method investees for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars in thousands)
Sales	$110,797	$104,721	$101,628
Purchases	141,975	64,204	101,130
The following tables presents amounts due from and to equity method investees as of December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Amounts due from equity method investees presented within accounts receivable	$30,703	$3,790
Amounts due to equity method investees presented within accounts payable	13,897	17,477

Reconciliation to Equity in Net Earnings of Investments Accounted for Under the Equity Method
The following table provides a reconciliation to equity in net earnings of investments accounted for under the equity method in the consolidated statements of operations for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Share in net earnings of investments accounted for under the equity method - Other than Legacy Dole	$14,851	$15,168	$13,035
Share in net earnings of investments accounted for under the equity method - Legacy Dole	38,874	21,868	24,890
Deferred income tax expense related to Legacy Dole	(10,441)	(6,757)	(982)
Share in net earnings of investments accounted for under the equity method	43,284	30,279	36,943
Impairment of original 45% investment in Legacy Dole	(122,926)	—	—
Gain on preexisting contractual arrangements with Legacy Dole	93,000	—	—
Gain on release of deferred tax reserves attributable to Legacy Dole	20,124	—	—
Gain on release of Legacy Dole indemnities	4,403	—	—
Gain on release of cumulative equity reserves attributable to Legacy Dole	1,376	—	—
Net impact of step-up acquisition in Legacy Dole	(4,023)	—	—
Gain on step-up acquisition of other equity method investments	7,670	—	—
Gain on disposal of equity method investment	1,096	—	—
Equity in net earnings of investments accounted for under the equity method	$48,027	$30,279	$36,943
NOTE 24 — VARIABLE INTEREST ENTITIES
Judgement is used when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the primary beneficiary (“PB”).
Unconsolidated VIEs
The VIEs in which Dole has variable interests but is not the PB are not consolidated and are accounted for using the equity method of accounting.
The Company holds variable interests in a fresh produce business considered a VIE in which it is not the PB, El Parque. On December 16, 2016, the Company acquired 50.0% of the series A shares and 50.1% of the series B shares in El Parque, with remaining series A shares held by Inversiones Dona Isidora Limitada (“IDI”) and remaining series B shares held by individual investors. The El Parque board of directors comprises two members, one from Dole and one from IDI, so Dole has majority ownership through its series A and series B share holdings but not majority representation on the board. Thus voting interest and economic interest are not proportionate.
Dole and IDI both have equal management representation on the board and equity participation, as only series A shares have voting rights. Further, all significant activities of El Parque are managed by the unanimous consent of the board. Therefore, Dole does not meet the power criteria required to be considered the PB nor holds a controlling financial interest in El Parque.

During the years ended December 31, 2021, December 31, 2020 and December 31, 2019, the Company did not provide any financial support to or guarantees in respect of debt issued by El Parque. Dole’s maximum exposure to loss represents the amount that would be absorbed by the Company in the event that all assets held in El Parque had no value. As of December 31, 2021 and December 31, 2020, Dole’s maximum exposure to loss in El Parque was equivalent to the carrying value of its investment in the entity of $8.5 million and $7.9 million, respectively.
Prior to the Acquisition, Legacy Dole was also a VIE in which the Company was not the PB. Legacy Dole was determined to be a VIE as the Company’s voting interest and economic interest were not proportionate. See Note 23 “Investments in Unconsolidated Affiliates” for further detail.

Consolidated VIEs
Dole consolidates the results of one VIE, EurobananCanarias S.A. (“EBC”), a Canary Islands fruit produce business, as Dole holds 50.0% of its shares and is deemed to be the PB. Since EBC’s incorporation in 1993, Dole has had an economic interest of 50.0% and a power to appoint its managing director, who influences all decisions related to operations. Dole’s economic interest is not equal to the Company’s voting interest (decision making right for all relevant activities), thus, the conditions of Dole being the PB are met, and EBC is consolidated. Dole has not provided any financial or other support to EBC during the periods presented within the consolidated financial statements.
NOTE 25 – CONTINGENT CONSIDERATION
Total contingent consideration as of December 31, 2021 and December 31, 2020 amounted to $7.3 million and $10.7 million, respectively. Dole’s contingent consideration represents the provision for the net present value of the amounts expected to be payable for acquisitions which are subject to earn-out arrangements and is expected to be paid between 2022 and 2028.
A rollforward of contingent consideration for the years ended December 31, 2021 and December 31, 2020 was as follows:

Amount

(U.S. Dollars in thousands)
Balance as of December 31, 2019	$16,667
Payments	(7,729)
Additions	658
Remeasurement loss	519
Foreign exchange impact	583
Balance as of December 31, 2020	10,698
Payments	(5,031)
Additions	944
Remeasurement loss	1,036
Foreign exchange impact	(387)
Balance as of December 31, 2021	$7,260
NOTE 26 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period, excluding shares purchased by the Company and held as treasury shares. The weighted average number of shares used within the calculation for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. See Note 21 “Stockholders’ Equity” for a rollforward of shares, including the seven to one share exchange. The following table presents basic earnings (loss) per share for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$(7,219)	$52,488	$55,060
Weighted average number of shares – basic	72,190	55,509	55,497
Net income (loss) per share attributable to Dole plc - basic	$(0.10)	$0.95	$0.99

Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjustment for the impact of all stock options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted earnings (loss) per share. The weighted average number of shares used within the calculation for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. The following table presents diluted earnings (loss) per share for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$(7,219)	$52,488	$55,060
Weighted average number of shares - basic	72,190	55,509	55,497
Effect of share options with a dilutive effect	—	83	117
Weighted average number of shares - diluted	72,190	55,592	55,614
Net income (loss) per share attributable to Dole plc - diluted	$(0.10)	$0.94	$0.99
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options is based on quoted market prices for the period during which the options were outstanding during the year ended December 31, 2021. The calculation of diluted earnings (loss) per share for the year ended December 31, 2021 does not include the effect of share options issued under the Plans described in Note 21 “Stockholders’ Equity” because to do so would be antidilutive.
NOTE 27 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through March 22, 2022, the date that Dole’s consolidated financial statements were issued.
On January 7, 2022, Dole issued a voluntary recall of certain packaged salads processed at the Fresh Vegetables segment’s Springfield, Ohio and Soledad, California plants containing product harvested using a specific piece of equipment due to a possible contamination of that equipment by Listeria occurring in the natural environment. Operations were not suspended at these locations as a result of the recall. Total expected exceptional costs in fiscal year 2022 for this recall and the reduced plant operations in Bessemer City, North Carolina and Yuma, Arizona that continued after this recall are approximately $15.0 million. The actual impact of potential customer and legal claims and other related costs is uncertain and, thus, subject to change.
On January 7, 2022, Dole paid a cash dividend of $0.08 per share totaling $7.6 million to shareholders for the third quarter dividend declared on December 2, 2021.
The Company completed sales of 391 acres of land classified as actively marketed property during January, February and early March of 2022. The total proceeds from these sales was approximately $14.6 million.
On March 14, 2022, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2021 of $0.08 per share, payable on April 12, 2022, to shareholders of record on March 29, 2022.