Form 20-F
period 2022-12-31
Dole plc
filed 2023-03-22
CIK 1857475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Jacinta Devine
Chief Financial Officer
353-1-887-2600
jdevine@totalproduce.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 94,899,194 Ordinary shares, par value $0.01 per share.

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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
References to “Total Produce” refers to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” and “Dole Food Company” refer to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the acquirer for financial accounting purposes (the “Acquisition”). Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company for the periods prior to the Acquisition Date. See Note 4 “Business Combination and Transaction” to the consolidated financial statements included herein for further detail.
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
References to the “Annual Report” refer to the information on Form 20-F for the year ended December 31, 2022 filed herein.
The term “Credit Agreement” refers to the March 26, 2021 credit agreement with Coöperatieve Rabobank U.A., New York Branch, as amended from time to time.

The term “Relevant Territory” is a European Union (“EU”) member state other than Ireland, or a country which Ireland has a double tax agreement.
Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenue, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors.”

The Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

PART I
Item 1.        Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.        Offer Statistics and Expected Timetable
Not applicable.
Item 3.        Key Information
A.    [Removed and Reserved]
B.    Capitalization and indebtedness
Not applicable.
C.    Reasons for the oﬀer and use of proceeds
Not applicable.
D.    Risk factors
RISK FACTORS
An investment in our Ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information set forth in this Annual Report. If any of the following risks or uncertainties actually occur, our business, financial position and results of operations could be materially and adversely affected. In such case, the trading price of our Ordinary shares could decline, and you may lose all or part of your investment. Our business, financial condition, prospects, results of operations or cash flows could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. We cannot assure you that any of the events discussed in the risk factors below will not occur. The risks described below are organized by risk type and are not listed in order of their priority to us.
Risks Related to Our Business and Industry
Agricultural Operations Risks:
Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions, including the effects of climate change, can impose significant costs and losses on our business.
Fresh produce is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire harvests may be lost in some geographic areas. In addition, weather patterns may affect consumer demand, creating shortages in key products. For example, we experience an increased demand for salads during summer months, and prolonged warm weather may stress our ability to meet such demand. Conversely, extended bouts of cold or other inclement weather may depress such demand, leading to wasted product. Adverse weather may also impact our supply chains, preventing us from procuring supplies necessary to the running of our operations and delivering our products to our customers. Effects of climate change, such as outsized weather events and natural disasters may prolong or worsen such impacts. For example, our operations have been adversely impacted by hurricanes in recent years and, specifically in the past year, by adverse weather in California which has intensified crop disease impacts for our vegetable business. Such adverse conditions can increase costs, decrease revenue and lead to additional charges, which may have an adverse effect on our business, financial condition and results of operations.
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
We have seen instances of Banana Fusarium Wilt Tropical Race 4 (“TR4”), a serious vascular crop disease that affects bananas, in some areas where we source product. TR4 significantly reduces productivity of banana crops and destroys affected banana plants. In the 1950’s, a predecessor disease to TR4, Banana Fusarium Wilt Tropical Race 1 (“TR1”), resulted in the banana industry discontinuing cultivation of the Gros Michel banana, which is susceptible to TR1, and moving to the Cavendish variety. While TR4 is a significant threat to the Cavendish banana, other options currently exist and are being developed. For example, a TR4-tolerant banana variety has been identified and is currently being used in Asia and Australia where TR4 has been present for many years. It is approximately 15-20% less productive than the Cavendish, however, making production costs higher.
Although we have yet to experience any material impacts to our growing or sourcing operations, we continuously monitor TR4 and make improvements to our existing biosecurity and other prevention strategies. For example, we are conducting site-specific TR4 prevention activities throughout Latin America, in coordination with local authorities and international experts, to contain and prevent spread, using a risk-based mitigation plan. We have also developed contingency plans should TR4 impact our operations at some point, including the potential deployment of conventionally-bred, gene-edited or genetically modified (“GMO”) banana plants more resistant or immune to the disease. Future costs are uncertain and will depend on the extent of any continued spread of the disease. For more information about gene-edited and GMO banana plants, see “Risk Factors—Some of the ingredients that we use in our products contain GMOs and we may in the future need to develop and market GMO products and products containing GMO ingredients based on adverse market conditions.”
We may be unable to prevent TR4’s spread or develop bananas fully resistant to the disease, causing increased costs, or decreased revenues, which may have an adverse effect on our business, financial condition and results of operations. Efforts to develop a fully resistant plant may not succeed, and if those efforts do succeed, fruit from fully resistant plants may not be marketable due to consumer preference or government regulation.
We are subject to the risk of product contamination and product liability claims.
The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties and quality issues such as product contamination or spoilage, including the presence of foreign objects, substances, chemicals or other agents or residues introduced during the growing, storage, processing, handling or transportation phases. From time-to-time, we have been involved in product liability lawsuits, and we cannot be sure that consumption of our products will not cause a health-related illness in the future, that we will not be subject to claims or lawsuits relating to such matters or that we will not need to initiate recalls of our products in response to the foregoing. In the past, we have initiated recalls, including Class I recalls, for possible contamination of produce with allergens or bacteria, such as Salmonella, E. coli and Listeria monocytogenes. For example, we issued voluntary recalls in December 2021 and January 2022 and temporarily ceased operations at our facilities in Ohio and Arizona, after packaged salads produced at those facilities were found to have been contaminated with Listeria monocytogenes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.
Some of the ingredients that we use in our products contain GMOs and we may in the future need to develop and market GMO products and products containing GMO ingredients based on adverse market conditions.
Some of the ingredients that we use in our products may contain GMOs in varying proportions. The use of GMOs in food has been met with varying degrees of acceptance in the territories in which we operate. Some of such territories, including the United States (“U.S.”), have approved the use of GMOs in food products, and GMO and non-GMO products in such territories are produced together and frequently commingled. Regulations will or may be passed that require labeling of any food with GMO ingredients, such as a regulation that went into effect on January 1, 2022 in the U.S. Such labeling requirements may impact the public perception of products containing such labels. Elsewhere, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the territories in which we operate, including the EU. It is possible that new restrictions on GMO products will be imposed in major territories for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could adversely affect our business, financial condition and results of operations.

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
Our business is highly competitive, and we cannot assure you that we will maintain our current market share.
We face strong competition from many companies in all of our product lines. Our competitors in the international banana business include Chiquita Brands International, Fresh Del Monte Produce and Fyffes. The international pineapple and diversified fruit categories have a large number of exporters, importers and cooperatives competing in the sector. Our primary competitor in pineapples is Fresh Del Monte Produce, and our competitors in the diversified fruit category include the South African company, Core Fruit, the Chilean company, Frusan, and the multinational company, Unifrutti. In fresh vegetables, we face competition from large grower-shippers in the U.S. and Mexico that supply a significant portion of the U.S. market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives. In value-added salads, our competitors currently include Chiquita Brands International (which markets Fresh Express), Ready Pac Produce and Taylor Fresh Foods, among others. In fresh-packed vegetables, our competitors include Tanimura & Antle, Duda Farm Fresh Foods, Ocean Mist Farms and the Nunes Company. In berries, our competitors include Driscoll Strawberry Associates, Naturipe Farms, California Giant Berry Farms and Well-Pict Berries.
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
•new competitors can enter or expand into the businesses in which we compete;
•we cannot predict the pricing or promotional actions of our competitors or whether those actions will have a negative effect on us; and
•global economic conditions or trade disruptions may influence the behavior of our competitors in a manner which may have a negative effect on us.
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
Although the perishability of fresh produce varies to a certain degree by item (for example, bananas will typically keep fresh in temperature-controlled storage for longer than lettuce), fresh produce is, as a general matter, highly perishable and must be brought to market and sold soon after harvest. The selling price received for each type of produce depends on all of these factors, including the availability and quality of the produce item in the market and the availability and quality of competing types of produce.
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
Some of Dole’s divisions operate in functional currencies other than the U.S. dollar, including the Euro, Swedish Krona, British Pound Sterling, Canadian Dollar, Czech Koruna and Danish Krone. Therefore the results of our operations as expressed in U.S. dollars may be significantly affected by fluctuations in foreign exchange rates. The net assets and results of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders’ equity.

We grow, source, import, package, market and distribute over 300 products that are sourced, grown, processed, marketed and distributed in over 30 countries. Our international sales are usually transacted in U.S. dollar and European currencies. Our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. Although we enter into foreign currency exchange forward contracts from time to time to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily, the euro-to-U.S. dollar and Swedish krona-to-U.S. dollar exchange rates. In recent years, the euro-to-U.S. dollar exchange rate has been subject to substantial volatility which may continue, particularly in light of recent political events regarding the EU, including the exit of the United Kingdom (the “U.K.”) from the EU and the Ukraine conflict. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations.
Increases in commodity or raw product costs, such as fuel and paper, due to inflation or otherwise, or changes to their availability, could adversely affect our operating results.
In the past, increased costs for purchased fruit and vegetables have negatively impacted our operating results, and there can be no assurance that they will not adversely affect our business, financial condition and results of operations in the future.
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
The cost and availability of paper is also significant to us, because some of our products are packed in cardboard boxes for shipment. If the price of paper increases, and we are not able to effectively pass these price increases along to our customers, then our operating income will decrease. Similarly, if the availability of paper is affected by increased global demand, our operations could be negatively impacted. Increased costs for paper have in the past negatively impacted our operating results, and there can be no assurance that these increased costs will not adversely affect our business, financial condition and results of operations in the future.
Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.
We depend in part on stable, liquid and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, access to capital and credit markets and credit facility will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets, including rising interest rates, will not impair our liquidity or increase our costs of borrowing. Recently, a series of adverse developments in the financial services industry has further contributed to increased volatility in the capital and credit markets. Our business, financial condition and results of operations could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or rising interest rates.
Public health outbreaks, epidemics or pandemics, including the COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations.
The COVID-19 pandemic and resulting worldwide economic conditions have affected, and may continue to affect, our business, financial condition and results of operations.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. For example, government imposed mandatory closures and restrictions across various key global markets of ours resulted in volatile supply and demand conditions. While these effects were pronounced to varying degrees throughout fiscal years 2020, 2021 and 2022, the future extent of the impact of the COVID-19 pandemic on our financial performance, including our ability to execute our strategic initiatives, is still uncertain and will depend on future developments, including the duration and spread of the pandemic, the emergence of new COVID-19 variants, related government restrictions and the success of vaccines and other treatments for COVID-19. Additionally, as the global economic impacts of COVID-19 continue, fluctuate and/or change, the pandemic’s impact on our operating results may change or be prolonged.

In addition, our ability to continue to supply our products is highly dependent on our workforce, including our workers involved in the growing, harvesting, transportation, processing and distribution of our products. Our ability to maintain the safety of our workforce may be significantly impacted by individuals contracting or being exposed to COVID-19, and our operations and financial results may be negatively affected as a result. While we are following the requirements of the governmental authorities in the areas in which we operate and taking additional preventative and protective measures to ensure the safety of our workforce, we cannot be certain that these measures will be successful in ensuring the health of our workforce. For example, as a result of a significant number of positive test results at one of our salad processing plants during the early stages of the pandemic, our workforce was significantly depleted for approximately one week, resulting in inefficiencies and higher production and product transportation costs. Additional workforce disruptions of this nature may significantly impact our ability to maintain our operations and may adversely affect our financial results. Throughout the pandemic, governments have restricted travel between countries and transportation in general to varying degrees, and this has impacted the movement of our goods across international borders. While these restrictions have not significantly impacted our ability to supply our products to date, there is no guarantee that future border closures or restrictions will not have a significant impact on our business. We also incurred costs in relation to safety precautions undertaken in our shipping operations and the stockpiling of certain commodities, and although such costs have since subsided, there can be no assurances that we would not be required to incur such costs or similar costs in the future.
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

Additionally, as a company with international operations, we are subject to economic and trade sanctions laws and regulations in the jurisdictions in which we do business, including, as applicable, the U.S., the U.K. and the EU, among others. These laws and regulations may have a broad jurisdictional reach. For instance, our non-U.S. affiliates may be required to comply with the sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), depending on the sanctions program involved or the nexus of the non-U.S. affiliate’s activities to the U.S. Economic sanctions typically prohibit or impose restrictions on dealings that involve certain foreign jurisdictions, governments, individuals or entities. Moreover, the goods we sell may be subject to applicable export control laws and regulations, such as the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security. The EAR generally govern the export, reexport and in-country transfer of items that are subject to the EAR, including U.S.-origin goods. Changes to applicable sanctions or export control laws and regulations could result in decreased use of our products or hinder our ability to export or sell our products to existing or potential customers, which may adversely affect our operating results, financial condition or strategic objectives. If we fail to comply with these laws and regulations, we could be subject to substantial civil or criminal penalties.
Dole has in the past and may in the future engage in the exportation of agricultural commodities pursuant to an OFAC general license or similar licenses under other economic and trade sanctions laws. For example, Dole has exported fruit to distributors located in Iran and in other countries for onward shipment to Iran in reliance on an OFAC general license that authorizes such activities. This general license required Dole to comply with certain conditions with respect to products sold, end-user limitations and payment terms. Although Dole believes it complied with the general license requirements for such sales and will comply with all applicable laws related to any future similar sales should they occur, there can be no assurance that Dole would be deemed by OFAC to have been in compliance. Non-compliance with the general license or other sanctions laws could lead to a finding of a violation, which may result in monetary penalties, reputational harm or other harm to our business.
Dole is also subject to changes in the approach to tax laws in the countries in which we do business. For example, on December 15, 2022, the Council of the EU reached unanimous agreement to implement the EU Minimum Tax Directive. EU Member States have until December 31, 2023 to transpose this directive into national law. On August 16, 2022, the U.S. President signed the Inflation Reduction Act of 2022 into law. Among other things, these new rules implement a 15% minimum tax on corporate book income from January 1, 2024. The Company is continuing to assess the potential impact of these new rules.
Terrorism and the uncertainty of war may have an adverse effect on our operating results.
Terrorist attacks and other acts of violence or war in the U.S., the EU or in other countries may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the U.S. against the U.S. or operators of businesses with significant presence or history in the U.S. may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products including pricing if commodities are shifted from one area of the world to another, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business. Although we do not believe the current conflict between Ukraine and Russia creates a material risk to our business in the near term, we are nonetheless monitoring the conflict closely and adjusting our business as needed.
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
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control, including those described in this “Risk Factors” section and elsewhere in this document. Our business may not generate sufficient cash flow from operations to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional financing on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, financial covenants and other restrictions within our existing debt agreements may impact our ability to operate our business. See Note 14 “Debt” to the consolidated financial statements included herein for additional detail on the Company’s indebtedness.
Certain of our defined benefit pension plans are currently underfunded, and we may have to make significant cash payments to the plans, which would reduce the cash available for our business.
We have underfunded obligations under certain of our benefit plans. The funded status of our benefit plans is dependent upon many factors, including returns on invested assets, actuarial assumptions, including the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets, or unfavorable changes in applicable laws or regulations, could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of our benefit plans obligations, which could affect the reported funding status of our benefit plans and future contributions, as well as the periodic pension cost in subsequent fiscal years. The Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, along with certain provisions of the U.S. Internal Revenue Code of 1986 (the “Code”) , require minimum funding contributions to our U.S. defined benefit pension plan. See Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for additional detail on the Company’s pension plans.
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
The European defined benefit plans are also subject to local regulators such as the Irish Pensions Authority and U.K.’s Pension Regulator. The Company has two European defined benefit plans in Ireland, two U.K. defined benefit plans and one in Canada. Each of these is subject to local funding requirements and the powers of local regulators such as the Irish Pensions Authority and the U.K.’s Pension Regulator. The U.K.’s Pension Regulator has the power in certain circumstances to impose a debt or contribution demand on an employer to the extent that a defined benefit scheme is underfunded. There is currently no legislation in Ireland or the Netherlands equivalent to that in the U.K.

We expect to expand our business, in part, through future acquisitions, but we may not be able to identify or complete suitable acquisitions, which could harm our business, financial condition and results of operations.
Our business strategy includes growth through the acquisitions of other businesses. We continually review, evaluate and consider potential acquisitions. In such evaluations, we are required to make difficult judgments regarding the value of business opportunities and the related risks and cost of potential liabilities. We plan to use acquisitions of companies to expand our geographic coverage, add experienced management and increase our product offerings. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our current or future acquisitions, including integrations in connection with the Transaction, into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating our current or future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the investment of our capital resources without realizing the expected returns on such investment. Furthermore, competition for acquisition opportunities may increase our cost of making further acquisitions or cause us to refrain from making additional acquisitions. We also may be limited in our ability to incur additional indebtedness in connection with or to fund future acquisitions under the Credit Agreement. In addition, although we have dedicated in-house personnel whose primary role is to focus on acquisitions, the time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may divert members of our management from the operations of our company.
We may be required to recognize impairment charges for our goodwill and other intangible assets, which could materially and adversely affect our business and results of operations.
From various business combinations, material amounts of purchase consideration have been allocated to goodwill and certain intangible assets that have indefinite lives. Most significantly, the acquisition of Dole Food Company in July of 2021 resulted in approximately $273.3 million of allocated goodwill and $306.3 million allocated to the DOLE brand. Goodwill and other indefinite-lived intangible assets are tested at least annually for impairment. According to our fiscal year 2022 annual assessment, two of our reporting units and the DOLE brand were at risk of future impairment. Adverse changes in economic conditions leading to higher costs of capital or projected future cash flows could materially affect the results of future assessments. In such case, we may be required to recognize impairment charges for our goodwill and other indefinite-lived intangible assets, which could have a material impact on our results of operations. See “Item 5E. Critical Accounting Estimates-Goodwill and Indefinite-Lived Intangible Assets” and Note 13 “Goodwill and Intangible Assets” to the consolidated financial statements included herein for additional detail on the impairment tests of goodwill and other indefinite-lived intangible assets.
We depend on certain key customers and are subject to risks if such key customers reduce the amount of products they purchase from us or terminate their relationships with us.
In certain regions our customer base is concentrated among a small number of large, key customers. If we fail to maintain our relationships with such customers and such customers terminate their relationship or otherwise reduce the amount of products they purchase from us below our expectations, we could suffer adverse effects on our business, business opportunities, results of operations, financial condition and cash flows. See Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements included herein for additional detail on customer concentration risk.
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

A portion of our workforce is unionized, and labor disruptions could decrease our profitability.
Part of the Company’s full-time employees worldwide work under various collective bargaining agreements and unionized workforces. We cannot give assurance that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have an adverse effect on the portion of our business affected by the dispute, which could adversely impact our business, financial condition and results of operations. See Note 19 “Commitments and Contingencies” to the consolidated financial statements included herein for additional detail on workforce under various collective bargaining agreements and unionized workforces.
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
In addition, sustainability credentials and goals are an increasingly important factor in stakeholders’ perceptions of a company. Should we not meet the expectations of our stakeholders or communicate our work in this area sufficiently this may negatively impact our reputation.
An interruption at one or more of our manufacturing facilities could negatively affect our business, and our business continuity plan may prove inadequate.
We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities. We could be rendered unable to accept and fulfill customer orders as a result of disasters, pandemics, including COVID-19, business interruptions or other similar events. Some of our inventory and manufacturing facilities are located in areas that are susceptible to harsh weather, and the production of certain of our products is concentrated in a few geographic areas. In addition, we store chemicals used in our business, and our storage of these chemicals could lead to risk of leaks, explosions or other events. Although we have business continuity plans, we cannot provide assurance that our business continuity plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue. Our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, or other catastrophic event, were to destroy any part of any of our facilities or interrupt our operations for any extended period of time, or if harsh weather or epidemics prevent us from delivering products in a timely manner, our business, financial condition and results of operations could be materially and adversely affected. In addition, if we fail to maintain our labor force at one or more of our facilities, we could experience delays in production or delivery of our products, which could also have an adverse effect on our business, financial condition and results of operations.
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
We depend on key suppliers to obtain a number of our products. Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations. Additionally, we may enter into seasonal purchase agreements committing us to purchase fixed quantities of produce at fixed prices. We may suffer losses arising from the inability to sell these committed quantities and/or achieve the committed price. We also provide grower loans and advances to suppliers with various levels of security, and we may suffer losses if these loans are not repaid. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

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

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations.
Our business requires a substantial amount of labor. Any failure to retain stable and dedicated labor by us may disrupt our business operations. Although we have not experienced any material labor shortage to date, we have observed an overall tightening and increasingly competitive labor market in some of the countries in which we operate. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be affected.

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
Legislative and regulatory authorities in the U.S., the EU, Canada and other jurisdictions internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes or assessments or penalties, which could restrict or negatively impact our operations, as well as those of our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change laws by the U.S., the EU, Canada or any other international jurisdiction where we conduct business, could materially and adversely affect our business, financial condition and results of operations.
Indebtedness under certain of our loan agreements bears interest based on the London Interbank Offered Rate (“LIBOR”), which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.
The ICE Benchmark Administration, the administrator of LIBOR, announced on March 5, 2021 that it intended to cease publication of LIBOR rates (i) with respect to U.S. dollar LIBOR with interest periods of one week and two months, after December 31, 2021 and (ii) with respect to U.S. dollar LIBOR with all other interest periods, after June 30, 2023, and as a result, methods of calculating LIBOR are evolving. Dole currently has LIBOR-based borrowings and interest rate swaps referencing U.S. dollar LIBOR with one-, three- and six-month tenors. These rates are expected to be discontinued June 30, 2023. In anticipation of this cessation, we are currently reviewing the terms of our LIBOR-referenced agreements with our counterparties to replace LIBOR with any new standard that is established or agree on comparable new means of calculating interest. We do not anticipate the discontinuation of LIBOR to have a material impact on our business.
Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.
Our operations are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals, all of which involve compliance costs. These regulations directly affect day-to-day operations and, to maintain compliance with all of the laws and regulations that apply to our operations, we have been and may be required in the future to modify our operations, purchase new equipment or make capital improvements. Changes to our processes and procedures could require us to incur unanticipated costs and/or materially impact our business. Violations of these laws and regulations can result in substantial fines, penalties or sanctions. In some circumstances, we may recall a product, voluntarily or otherwise, if we or the regulators believe it presents a potential risk. There can be no assurance that these modifications and improvements and any fines, penalties and recalls would not have an adverse effect on our business, financial condition and results of operations. In addition, we have been and, in the future, may become subject to lawsuits alleging that our operations and products caused personal injury or property damage.

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
Within the EU, food safety policy is governed by the Farm to Fork Strategy which regulates food safety at all stages of the production and distribution process for all food products marketed within the EU, whether produced within the EU or imported from third countries. This body of legislation forms a complex and integrated system of rules covering the entire food chain, from animal feed and health, through plant protection and food production, to processing, storage, transport, import and export and retail sales. A framework regulation called the General Food Law Regulation (EC No. 178/2002) lays down the general principles and requirements of food law. European Member States are required to implement European food safety law at national level. National authorities and food agencies are responsible for enforcement and ensuring compliance within European Member States. National authorities may withdraw or recall food from the market if it is considered to be injurious to health or unfit for human consumption. Where food presents a serious risk to human health, animal health or the environment, the European Commission can put in place protective measures and suspend the placing on the market or use of products originating from the EU or suspend imports of products originating from non-EU countries.
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
We are subject to anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”), Irish anti-corruption laws including the Criminal Justice (Corruption Offences) Act 2018, Proceeds of Crime Acts 1996 – 2016, the Criminal Justice (Theft and Fraud Offences) Act 2001, U.K. Bribery Act 2010 and other anti-corruption laws that apply in countries where we do business. The FCPA, U.K. Bribery Act and these other laws generally prohibit us and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions, some of which may pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
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
Technology and Intellectual Property (“IP”) Risks:
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
We are subject to risks relating to our handling of information, operation of our information systems, and the information systems of third parties.
We rely on information technology networks and systems to process, transmit, store, and manage data, and to manage and support a variety of critical business processes and operations. If we do not develop, manage, maintain and secure our information technology systems appropriately, or do not effectively implement system upgrades, system migrations, or manage third-party service providers, our business or financial results could be adversely impacted. The cyber threat landscape is growing increasingly complex and rapidly evolving, particularly in light of growing geopolitical tensions. Sophisticated cybersecurity threats present potential risk to the security of our information technology networks and systems, as well as the confidentiality, availability, and integrity of the data processed, transmitted, and stored on those networks and systems. Cybersecurity incidents may result in unauthorized access to intellectual property, trade secrets or confidential business information that are stored in electronic formats. We have in the past experienced, and may in the future face, cybersecurity incidents. In February of 2023, we were the victim of a sophisticated ransomware attack involving unauthorized access to employee information. Upon detecting the attack, we promptly took steps to contain the attack, retained the services of leading third-party cybersecurity experts and notified law enforcement. The February 2023 attack had a limited impact on our operations.
Our information technology networks and systems, some of which rely on third-party service providers, may be vulnerable to service disruptions or system failures due to causes including intentional hacking, security breaches, intrusions, malware, denial of service attacks, phishing, or other cybersecurity attacks, as well as natural disasters, catastrophic events, power outages, or human error or malfeasance. If we are unable to prevent or adequately respond to and resolve these disruptions or failures, our operations may be impacted and any unauthorized access to, or acquisition of, customer, employee, or other confidential information could result in adverse consequences such as reputational damage, premature termination or reduction of existing contracts, reduction of operating revenue, remediation costs, ransomware payments, litigation, and/or penalties under various laws and regulations. Our customers could also refuse to continue to do business with us and prematurely terminate or reduce existing contracts, resulting in a significant reduction of our operating revenue.

As cybersecurity attacks are becoming increasingly sophisticated and more frequent, our preventative measures and incident response efforts may not be entirely effective. We have invested in security safeguards to reduce the risks to our networks, systems, and data, but there is no assurance that our efforts will prevent cybersecurity attacks or disruptions. While we have procedures to assess and manage relationships with third-party service providers, there is similarly no assurance that they will not be subject to a cybersecurity attack or disruption that has an impact on our networks, systems, or data. Future cybersecurity attacks or disruptions to us, or our third-party service providers, could result in a material impact to our operations, systems, or financial results.
We are also subject to a dynamic landscape of laws and regulations governing the handling of information and the operation of information systems, including those relating to privacy, cybersecurity, and data protection in a range of jurisdictions. Costs associated with compliance with these laws and regulations may increase over time and impact how we collect, handle, and process information and operate our information systems, including in ways that may impact the day-to-day operation of our business. Failure to comply with these obligations could result in investigations, litigation, fines, penalties, judgments, or other proceedings which could have a material impact on our financial results.
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
Our success depends in part on our ability to protect our intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. Our policy is to protect our technology by, among other things, filing patent applications for technology relating to the development of our business in the U.S., the EU and in selected foreign jurisdictions. Our trademarks and brand names are registered in jurisdictions throughout the world. We intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also rely on trade secrets and proprietary knowledge and confidentiality agreements to protect certain of the technologies and processes that we use. The failure of any patents, trademarks, trade secrets or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could adversely affect our business, financial conditions and results of operations.
Risks Related to Strategic Transactions:
Optimizing our operations may be more difficult, costly or time-consuming than expected and the anticipated benefits and cost savings of the Merger may not be realized.
Historically, Total Produce and Legacy Dole operated independently. The future success of Dole plc, including the anticipated benefits and cost savings, depends, in part, on our ability to optimize our operations. The optimization of our operations is a complex, costly and time-consuming process and if we experience difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. In addition, there is no guarantee that once such process has been completed, we will operate in a manner that is more efficient, organized, effective and competitive as a whole than Legacy Dole and Total Produce operated as separate companies such that we will successfully realize the expected operating efficiencies, cost savings and other benefits currently anticipated.
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
The pending sale of our fresh vegetables division to Fresh Express Acquisitions LLC is subject to various risks and uncertainties and may not be completed on the currently contemplated timeline or terms, or at all.
On January 30, 2023, certain of our wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited (“Chiquita”), pursuant to which Fresh Express has agreed to acquire our fresh vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement (the “Vegetables Transaction”). The closing of the Vegetables Transaction is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the absence of any governmental order prohibiting (and, in the case of Fresh Express, the absence of any governmental action seeking to prohibit) the closing, (iii) Fresh Express having obtained and bound a customary representation and warranty insurance policy with respect to the Vegetables Transaction, (iv) in the case of Fresh Express, certain of Dole’s subsidiaries having completed certain pre-closing internal assignments, (v) in the case of Fresh Express, the absence of a Material Adverse Effect (as defined in the Agreement) with respect to the fresh vegetables division since the date of the Agreement, (vi) the accuracy of each party’s representations and warranties in the Agreement, subject to agreed-upon materiality standards, (vii) compliance by each party with its respective covenants under the Agreement in all material respects and (viii) certain policies of insurance for the fresh vegetables division having been obtained and bound effective as of the closing. We and Fresh Express may be unable to satisfy such conditions to the closing of the Vegetables Transaction in a timely manner or at all and, if such conditions are not satisfied or waived, the Vegetables Transaction may be delayed or completed on terms that are less favorable, perhaps materially, to us than the terms currently contemplated, or the Vegetables Transaction may not be completed at all. Whether or not the closing occurs, the announcement and pendency of the Vegetables Transaction may adversely affect our relationships with customers, operating results and business generally. If the Vegetables Transaction is delayed or not completed for any reason, investor confidence may decline and we may face negative publicity and possible litigation.
Failure to complete the Vegetables Transaction would adversely affect our plans to use proceeds from the Vegetables Transaction primarily for debt reduction as currently expected. In addition, we will have expended significant management resources in an effort to complete the Vegetables Transaction and will have incurred transaction costs. Failure to complete the Vegetables Transaction could also result in significant management time and attention on the strategic future of the fresh vegetables division and away from other divisions and overall company strategy.
Risks Related to the Ordinary Shares in Dole plc
Securities and Reporting Risks:
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary shares to significant adverse U.S. income tax consequences.
A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the current and anticipated value of our assets and composition of our income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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
Our Articles of Association provide that, unless we consent in writing to the selection of another forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
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
We have identified a material weakness in our internal control over financial reporting, and we may identify additional material weaknesses in the future
As of December 31, 2021, we identified two material weaknesses with respect to internal control over financial reporting. The first material weakness related to the design necessary for an effective information technology control for certain divisions, which was remediated in 2022. The second material weakness identified in 2021 related to our internal control over the review of manual journal entries, which was not fully remediated as of December 31, 2022, as discussed further in “Item 15. Controls and Procedures”. This material weakness did not result in the identification of a material misstatement in our consolidated financial statements for the year ended December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis.
Remediation efforts can initially be more manual and thus place a significant burden on management, resulting in additional pressure on our financial resources and processes. As a result, we may not be able to fully remediate the identified material weakness in a timely manner or be able to identify and remediate additional control deficiencies, including material weaknesses, in the future. The material weakness will not be considered remediated until the applicable remediated controls have been fully implemented and we have concluded, through testing, that these controls are effective.
If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; additionally, our reputation, liquidity, access to capital markets and share price may also be negatively impacted.
Risks Related to Irish Companies
Certain provisions of Irish law and our Articles of Association could hinder, delay or prevent a change in control of Dole, which could adversely affect the price of our Ordinary shares.
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
Item 4.    Information on the Company
A.    History and Development of the Company
Our legal and commercial name is Dole plc. We were incorporated in Ireland on June 16, 2017 as a dormant company under the name Pearmill Limited and changed our name to Dole Limited on April 13, 2021. On April 26, 2021, we re-registered as a public limited company under the laws of Ireland and changed our name to Dole plc.

Our registered address and principal place of business is located at 29 North Anne Street, Dublin 7, D07PH36, Ireland, and our telephone number is 353-1-887-2600. The name and address of our agent in the U.S. is Corporation Service Company at 251 Little Falls Drive, Wilmington, Delaware 19808.
On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole. Prior to the transaction, Total Produce had a 45.0% ownership interest in Legacy Dole. On July 29, 2021, the Merger between Total Produce and Legacy Dole under Dole plc occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger.
On July 30, 2021, we listed the Company’s Ordinary shares on the NYSE under the ticker “DOLE”.
On January 30, 2023, certain of our wholly owned subsidiaries entered into the Agreement with Fresh Express, a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire our fresh vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement. The Vegetables Transaction is expected to close after regulatory approval is obtained, subject to the satisfaction or waiver of customary closing conditions.
See Note 4 “Business Combination and Transactions” and Note 23 “Investments in Unconsolidated Affiliates” to our consolidated financial statements included herein for additional information on the acquisition of Legacy Dole, and other acquisitions and divestitures. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources” for information regarding historical capital expenditures and planned future capital expenditures.
For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display.”
B.    Business Overview
Our Company
Dole is the global leader in fresh fruits and vegetables, with a portfolio of over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries, across retail, wholesale and foodservice channels, under our business-to-business and business-to-consumer brands, the most notable being our iconic DOLE brand. Our most significant products hold leading positions in their respective product categories and market territories. For example, we are one of the world’s largest producers and distributors of fresh bananas and pineapples and one of the industry leaders in both the value-added salads (based on 2022 U.S. Nielsen data) and fresh-packed vegetables markets (based on Dole estimated rankings) in the U.S.
Our owned farming operations, combined with a multi-continental sourcing model, provides us with operating flexibility and product availability throughout the year. Within many territories in Europe, we operate a partnership model with our grocery retail customers, offering holistic fresh produce management solutions and, in some cases, managing entire categories within their stores.
Our vertically-integrated business model is supported by a valuable and extensive infrastructure and asset base, including approximately 114,000 acres of farms and other land holdings around the world. In addition, we own a fleet of refrigerated container carriers and pallet-friendly conventional refrigerated ships and have an extensive portfolio of various business facilities, including packing houses, manufacturing plants and cold storage and distribution facilities. In addition to our owned asset base, we have developed long-standing relationships with independent growers across the globe, including international partnerships and joint ventures, which provide us additional operational flexibility and extended range and availability. Refer to “Item 4D. Property, Plant & Equipment” for further discussion on our strategic assets.
We are an enthusiastic advocate of a healthy lifestyle, and supporting consumers in making healthier choices by consuming more fruits and vegetables. We are committed to continuously improving farming and supply chain practices and the way we operate our business to make a positive impact on society and the environment through our activities.

Our Segments and Products
For our fiscal year ended December 31, 2022, Dole plc was organized into the following four segments – Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”), Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”) and Fresh Vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases. We believe this organizational structure allows us to continue serving our customers with the exceptional quality that they have come to associate with the brands we market and to drive growth and cost efficiencies through the realization of operational synergies across the overall business.
Fresh Fruit. The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA. The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW. The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels.
Fresh Vegetables. The Fresh Vegetables reportable segment includes operations related to the sale of value-added salads, which include salad and meal kits, and fresh-packed vegetables, which include produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America, and substantially all sales are generated in North America. The Fresh Vegetables reportable segment is entirely comprised of operations of the fresh vegetables division which, in January 2023, Fresh Express agreed to acquire pursuant to the Vegetables Transaction, subject to satisfaction or waiver of certain closing conditions, including receipt of regulatory approval.
See Note 5 “Revenue” and Note 6 “Segments” to our consolidated financial statements included herein for additional revenue information related to our segments, our products and the geographic markets in which we compete.
Seasonality
The sales price of any fresh produce item varies throughout the year due to the supply of and demand for that particular product, as well as due to the pricing and availability of other fresh produce items, many of which are seasonal in nature. Seasonality also varies in each of our external reportable segments.
For example, in our Diversified Fresh Produce – Americas & ROW reportable segment, we typically see the strongest results from October to May, during the peak production and selling seasons for seasonal products sourced from key growing regions, such as Chile and Peru. In our Diversified Fresh Produce – EMEA reportable segment, we typically see our strongest performance in the second and third quarters of the fiscal year due to our presence in key European markets for locally-sourced products at this time and in production countries that are strongest in winter sourcing periods.
On the other hand, in Fresh Fruit, while production is continuous throughout the year, peak production typically occurs in the second half of the year and peak demand typically occurs in the first half of the year due to slightly lower competition from seasonal fruits in our key sales markets. Lastly, our Fresh Vegetables reportable segment exhibits very limited seasonality, with typically consistent performance in a normal year. We do tend to see slight variability at the beginning of the year, around the holidays and when transitioning between growing regions, but typically, any pronounced difference in performance between quarters is more of a result of specific events than recurring supply and demand patterns.

Overall, due to the relative size of our external reportable segments, we typically experience the strongest performance in the second quarter, when Fresh Fruit and Diversified Fresh Produce – EMEA are at relative peaks and before Diversified Fresh Produce – Americas & ROW slows down for its winter months. The fourth quarter is typically the quarter with the lowest operating income, due to the relative troughs in demand and activity experienced by the Fresh Fruit and Diversified Fresh Produce – EMEA reportable segments.
Our Competitive Strengths and Industry Opportunities
We believe that the following strengths position us to develop and maintain the competitive advantages and leading positions that are critical to our continued success.
Established Global and Local Leadership in a Large and Structurally Growing Industry Category
We are one of the global leaders in bananas and pineapples. We are also one of the largest global exporters of grapes. Additionally, we hold a strong position for value-added salads in the U.S.
We plan to strengthen our position in berries and avocados by further developing these businesses and newer varieties of these products through closer collaboration with growers, using production assets to connect consumers to the source and by utilizing current infrastructure to achieve a more efficient route to market in the U.S. and Europe.
While the produce industry is competitive and comprises a large number of businesses, we believe that our size and scale allows us to create differentiation, maximize operational efficiencies and maintain a low-cost positioning that is difficult to replicate.
Highly Diversified Product and Service Offering, Sourcing and Customer Base
Dole plc offers a diversified and well-balanced portfolio which we believe uniquely positions us for sustainable and profitable growth. We offer over 300 products to customers which include a variety of fresh vegetables, fruits and other produce-related items, value-added vegetable products, health and consumer goods and logistics services, the most notable being our commercial cargo business.
Our largest product categories are grown and sourced both locally and globally in over 30 countries in various regions from both Dole-owned or leased farms and independent growers. For our Fresh Fruit reportable segment, bananas are sourced primarily from Latin and Central America, and pineapples are sourced primarily from Central America and Hawaii. For our Diversified – EMEA and Diversified – Americas & ROW reportable segment, berries are sourced primarily from the U.S., Mexico, Peru, Chile and Argentina, grapes are sourced primarily from Peru, Chile, South Africa and Mexico, citrus products are sourced primarily from Chile, South Africa and Peru and avocados are sourced primarily from Mexico, Colombia and Peru. Finally, for our Fresh Vegetables reportable segment, both fresh-packed and value-added vegetable products are sourced from North America.
Fresh produce supplies are affected by the geography of production, growing conditions, climate, seasonality and perishability. Adverse weather conditions, natural disasters and geopolitical conditions are some of the challenges to operating in the produce industry. Although the regions listed above are the primary sourcing locations for certain of our products, by maintaining hundreds of grower relationships across North America, Europe, Latin America, Africa, New Zealand and other geographies, we are not fully dependent upon any one geographic area or grower for the sourcing of our products. Our diversified sourcing reduces risk from exposure to natural disasters and political disruptions, while allowing access to the highest quality products throughout the year. In fiscal year 2022, no third-party grower represented more than 10% of the sourced volume for any significant product.
Our products are distributed and marketed in over 75 countries, across retail, wholesale, foodservice and e-commerce channels, including leading grocery stores and other retail chains, wholesalers, mass merchandisers, supercenters, foodservice operators, club stores, convenience stores, distributors and smaller regional customers. Our diverse product offering allows us to reach a broad global consumer base that is increasingly demanding product availability year round. Our customers are leading retail, wholesale and foodservice customers, primarily in North America, Latin America and Europe, none of which contributed more than 10% of total sales in fiscal year 2022. See Note 5 “Revenue” and Note 6 “Segments” to our consolidated financial statements included herein for additional revenue information related to our products and the geographic markets in which we compete.

We have maintained this diversity through forming new and developing existing relationships with a wide variety of growers, vendors and customers. In addition, Dole plc’s well-capitalized balance sheet positions the Company to benefit from acquisitions and development opportunities within a fragmented industry. Dole plc has an extensive history of Mergers and Acquisitions (“M&A”) in the fresh produce sector, which has allowed us to diversify our product offerings and customer base, build highly specialized capabilities in the industry and expand geographically. Prior to the Merger and over the 15 years following its 2006 separation from Fyffes, Total Produce has completed more than 100 acquisitions. These acquisitions are of varying sizes across four continents, from transformational investments, such as the original investment in Legacy Dole, to smaller, bolt-on investments. These transactions were a significant driver of Legacy Total Produce’s growth, with revenue more than tripling during this time, from $2.0 billion in 2006 to $6.5 billion in 2021.
Iconic DOLE Brand and Industry Leading Customer Awareness
The DOLE brand is the most recognized and trusted brand in fresh fruit and vegetables in the U.S., as evidenced by our 73% consumer brand awareness, according to a survey conducted in 2022 by Ipsos. Additionally, 83% of respondents in the same Ipsos survey declared that Dole Food Company has quality fruit, 83% of respondents identified DOLE as a likeable brand, 58% of respondents nominated DOLE as their favorite fruit brand, and 52% of respondents declared a willingness to pay a little more for the DOLE brand.
Through our global marketing efforts, we believe we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality, widely recognized by consumers around the world for providing healthy food products. The DOLE brand supports our leading positions in the markets we serve. Going forward, Dole plc intends to build upon the recognition and trust that the DOLE brand has earned to broaden its footprint, extend its categories and attract new customers.
Strong Control Over Supply Chain from Differentiated, Vertically-Integrated Business Model
Dole plc is unique in its capacity to deliver the best of both worlds: the collective strength, resources and supply chain influence of a global leader with the service and market focus of a local operator. Our strategic asset base across the globe, with total assets of approximately $4.6 billion in fiscal year 2022, gives us superior control over production, processing, warehousing and transportation. Fresh produce is generally perishable and must be brought to market and sold soon after harvest, with selling prices dependent on many factors, including the availability and quality of the produce. Our control over the supply chain positions us to consistently and efficiently deliver high-quality fresh fruits and vegetables to our consumers on a global scale.
Our quality starts on the farm. In our key bananas and pineapples categories, we source approximately 40% of our combined volumes from company-owned farms, and we produce some portion of our supply locally in each of the other categories in which we operate. To complement our own produced volume, we have developed enduring relationships with hundreds of growers, investing in their businesses and providing agronomic, commercial and promotional support. This combination of broad ownership of production assets across multiple regions and a diverse and large independent grower base provides us with the ability to manage costs and improve commercial opportunities, further strengthening our low-cost positioning.
In addition to raw product sourcing, we source significant quantities of paper and packaging materials, agricultural chemicals and ingredients to support our own production. Prices of certain raw materials, as well as of raw produce, can be volatile. However we aim to manage our exposure to volatility by entering, as much as possible, into supply agreements that align with the duration of our marketing agreements. Overall, our supply chain and sourcing capabilities give us the tools to deliver on service, quality and cost. It also allows us to serve our customers with both the end-to-end solution and the supply chain transparency for which they are increasingly asking. Refer to “Item 5. Operating and Financial Review and Prospects” for further discussion on our sensitivity to the availability and price of certain raw materials.

Dole plc is at the Forefront of Environmental and Social Issues, Marketing a Portfolio of Healthy, Nutritious and Sustainable Produce
We are grateful to market and deliver highly nutritious products that bring health benefits to people across the world, with a comparatively low environmental footprint as compared to most other food types, per the Barilla Center for Food and Nutrition’s Double Pyramid. While our industry has a very special role to play in improving global health and well-being, we recognize that we have an equally essential responsibility for the people we employ, the local communities in which we operate and the natural environment which allows us to produce and deliver fresh fruits and vegetables every day.
Over recent years, we have made important strides in the areas of sustainability and social responsibility. For example, in 2021, we experienced a 4% reduction in overall Scope 1 and Scope 2 global emissions from 2020, mainly due to the commissioning of two new state-of-the-art and more energy efficient cargo vessels. In 2022, our notable recent investments in environmental sustainability include the installation of two 2.8-megawatt wind turbines at a manufacturing facility in the U.S., the installation of solar panels with a capacity of 120 kWp at a facility in Ireland, and the addition of five new electric utility tractor rigs at a U.S. port terminal.
We have also obtained certain certifications and recognition for our efforts in these areas. For example, we are a member of the Alliance for Water Stewardship with 20 of our banana operations certified by the organization, with plans to expand this number by 50% by 2030. In addition, in 2022, we were awarded with an Origin Green Gold membership by the Irish Food Board for our annual performance on our sustainability targets and with the Business Multidimensional Poverty Index award by the American-Costa Rican Chamber of Commerce for one of our social development initiatives in Costa Rica.
Looking forward, we plan to expand our existing initiatives and develop new ones, in order to grow, process and distribute our produce responsibly. We have publicly committed to specific sustainability goals for 2025 and 2030 that are focused on environmental, ethical, social and nutrition-related issues. Some of the highlights from these goals include:
•Committing to the Science Based Initiative (SBTi) and setting short and long-term company-wide emissions reduction goals by the end of 2023, to be achieved by 2030 and beyond;
•Implementing optimized water practices in high-risk areas in Dole-owned farms and packaging or processing facilities;
•Developing a sustainability farming framework specific to Dole plc’s owned crops and farming operations;
•Creating and implementing a global biodiversity monitoring program;
•Achieving notable waste reduction in our harvesting and processing systems by 2030;
•Making 100% of Dole packaging either recyclable or compostable by 2025;
•Investing a portion of revenues to fund local social impact projects and donate fresh fruits and vegetables to communities; and
•Launching a Dole Local Grower Academy in Europe to support developing growers by providing guidance, resources and support.
Material Effects of Government Regulations
The food and agriculture industry is highly regulated. Regulatory authorities around the world administer numerous laws and regulations regarding the growing, harvesting, transportation, exporting, importing, processing, packaging, marketing and selling of fruit and vegetables. Although the regulations related to our business are similar in most countries, the specific requirements, including risk tolerance, of the local authorities does vary from country to country. Applicable regulations include those related to sanitation, pesticide use in source countries and residue standards in market countries, and packaging and labeling of marketed products. In the U.S., for example, an important regulatory body related to our business is the Food and Drug Administration. For further information on material government regulations, See “Item 3. Key Information -Risk Factors—Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.”, “Item 3. Key Information -Risk Factors—Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.” and the overall “Regulatory and Legal Risks” section of “Item 3. Key Information -Risk Factors.”

C.    Organizational structure.
Dole operates through various subsidiaries, joint ventures (“JV partners”), and affiliate companies around the world. The Company’s significant subsidiaries as of December 31, 2022 were as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of Incorporation
Dole Fresh Fruit Company	U.S. operating company	100%	United States
D.    Property, plant and equipment.
Principal Properties
We have a highly diverse footprint of tangible fixed assets around the world. We own and lease farms, warehouses, coolers, packhouses, processing facilities, port facilities and office space, primarily focused in the Americas, Europe, Middle East and Africa and vessels calling at ports primarily in the Americas and Europe. This diversification of assets includes the additional benefit of redundancies. For example, if a particular farm is unable to produce or a particular facility is unable to process, we are able to adjust our supply chain to procure fruit or process product at different facilities within our network. While our assets are an important part of our business, no one asset in particular is material when seen in the context of our entire portfolio. The following is a summary of our primary assets.
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
U.S.
We own approximately 10,073 acres of agricultural and production land across the U.S. Of our owned acreage, approximately 8,391 is in Oahu, Hawaii, where we produce pineapples, coffee and cacao. We utilize approximately half of our total owned acreage in Hawaii, and the rest is actively marketed for sale.
We own four value-added salad plants, which sit on the majority of our owned acres dedicated to our fresh vegetables division. The four plants are located in Bessemer City, North Carolina; Yuma, Arizona; Soledad, California; and Springfield, Ohio (combined 1,082,000 sqft total). We also own three coolers (246,000 sqft total), some small farm acreages, greenhouses and office space dedicated to our vegetables division in California. Our remaining owned acres in the U.S. are dedicated to our avocado and berry operations.

We also lease approximately 9,297 acres of agricultural land, the majority of which (approximately 8,779 net acres) are dedicated to supporting our fresh-packed and value-added businesses. We also lease some small acreages in California to support our berry businesses.
We have port terminal operations in California, Texas, Mississippi, Delaware and Florida, where we conduct our logistics and shipping operations. All operations are either leased or operated on the basis of throughput rates agreements with terminal owners/operators.
We have four additional facilities in California dedicated to warehousing and cold storage, packing and transportation brokerage services (total 405,000 sqft). The three largest facilities are leased, while we own a small facility in Edison, California.
Our main office properties across the U.S. are all leased and consist of our North American corporate and North American fruit sales office in Charlotte, North Carolina and regional main offices in California and Pennsylvania for our Fresh Vegetables and Diversified Fresh Produce – Americas & ROW businesses.

The majority of our properties mentioned above that are dedicated to our fresh vegetables division will be sold to Fresh Express pursuant to the Vegetables Transaction, subject to the satisfaction or waiver of certain closing conditions, including the receipt of regulatory approval.
South and Central America
We have operations across South and Central America. We own approximately 51,474 acres in Costa Rica primarily used for banana and pineapple production, 35,355 acres in Honduras primarily used for banana and pineapple production, approximately 8,752 acres in Ecuador primarily used for banana production and approximately 4,200 acres in Guatemala with a JV partner used for banana production. We also lease a combined 4,972 acres through wholly-owned subsidiaries and JV partners in Central America, again used for banana and pineapple production. We operate a large number of supporting packhouses and cold storage facilities throughout the region to support our tropical fruit businesses.

Our vessels operate out of terminals in Costa Rica, Ecuador, Honduras, Guatemala and Colombia. In Ecuador, we own and operate a port, while in the other locations, we operate under a combination of leases and throughput rates with port operators and owners.
In Chile, we own approximately 2,800 acres and lease a further 4,000 acres of land dedicated to diversified produce production; in Peru, we own approximately 329 acres and lease approximately 250 acres of land used for diversified produce production; in Brazil, we lease 735 acres of land used for mango and grape production; and in Mexico, we lease 380 acres of land in connection with our berry operations.
We also operate sixteen pack houses, nine of which have cold storage facilities, in Chile, one packhouse in Argentina with a cold storage facility, and two packhouses and one warehouse in Brazil to assist our operations. Our largest facility in Chile (approximately 520,000 sqft) is located in San Fernando and is primarily used for apples and pears.
Europe - Eurozone
Ireland
We have facilities across the Republic of Ireland, including our corporate head office in Dublin and other facilities, including greenhouses, warehousing and ancillary offices spread across the country. Our main operating facility is the combination of two leased buildings, totaling approximately 115,000 sqft of space, and encompasses warehouses, a packhouse and offices in Swords, Co. Dublin.
Spain & Portugal
We have 26 facilities in Spain and two in Portugal. The main operations in these countries are in Madrid (approximately 73,000 sqft), Barcelona (approximately 93,000 sqft) and Alicante (approximately 47,000 sqft), where the Spanish head office is located. These facilities are generally warehousing, ripening rooms, wholesale markets and ancillary offices. Three of the facilities are owned, and all remaining facilities are leased.
The Netherlands
We operate out of a number of facilities across the Netherlands, with large warehousing and office spaces in Bleiswijk, Poeldijk and Venlo, and smaller office and warehousing spaces in Rotterdam, Zeewolde and Dronten. We also operate a packing and cold storage facility for berries in Helenaveen. The facilities in Poeldijk are owned and all other facilities are leased.
Other Eurozone
In France, we operate three facilities that consist of administration offices and ripening and distribution facilities. We operate additional ripening facilities in Stelle, Germany and Calcio and Guidonia, Italy, the largest of which is Calcio, at approximately 81,000 sqft. We also have sales and administration offices across the Eurozone, including in Calcio, Italy, Athens, Greece and Hamburg, Germany, and operate out of a small port terminal office in Antwerp, Belgium, in support of our shipping operation.

Non-Eurozone
The main non-Eurozone countries we operate in are as follows:
Sweden
We primarily operate from owned offices and warehouses in Helsingborg, which include automated packing and sorting facilities and ripening rooms (approximately 254,000 sqft). We operate other smaller facilities across Sweden, including production and processing plants and other ripening rooms, warehousing and office space.
Denmark
The main Danish facility is an owned facility located in Køge (approximately 143,000 sqft) and consists of a warehouse, picking and packing area, office space and avocado and mango ripening facilities. There is a second owned facility in Aarhus that is approximately 50,000 sqft and used for banana ripening and cross docking.
U.K.
Across England, Scotland, Wales and Northern Ireland, we operate our U.K. head office and other buildings, which include both warehousing and ancillary offices. The largest facilities are in Spalding (60,000 sqft owned facility) and Bristol (60,000 sqft leased facility), both of which are dedicated to foodservice and wholesale operations.
Czech Republic
The headquarters for our Czech operations are based in Brno (215,000 sqft owned facility), which includes office space, warehouses, banana ripening rooms, cold storage and logistics. There are five other locations which include warehouses and leased and owned farmland, primarily used for vegetables (840 acres). Our Czech operating company also has a 120,000 sqft leased facility in Bratislava in Slovakia that is used for general wholesaling.
Rest of World
We have facilities spread across the rest of the world, with some locations owned directly and others owned through our JV partners and equity method investments. This includes 825 acres of owned and 1,650 acres of leased vineyards and orchards, as well as a 120,000 sqft warehouse in South Africa, and certain sales offices in Dubai, Australia and Hong Kong.
We also own a fleet of seven self-sustained refrigerated container carriers and six pallet-friendly conventional refrigerated ships with container-carrying capacity on deck. We operate the seven container vessels and four of the pallet-friendly vessels ourselves and charter the remaining two pallet vessels to third parties. The seven container vessels operate on three services from Central and South America to the eastern coast of the U.S., U.S. gulf region and U.S. west coast, while the four pallet friendly vessels operate a single service between Central and South America, Puerto Rico and Belgium. We also lease or own a fleet of 18,430 reefer containers, 1,054 dry containers, approximately 5,722 chassis and 4,596 gensets that support our shipping operations.
Item 4.A.    Unresolved Staﬀ Comments
None.
Item 5.        Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors”.

Executive Overview
We are the global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the largest global exporter of grapes, one of the leaders in value-added salads and fresh-packed vegetables in the U.S. and have an increasing focus in categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” for a more detailed description of our products and services offered.
Dole is comprised of the following four reportable segments:
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: The Fresh Vegetables reportable segment includes operations related to the sale of value-added salads, which include salad and meal kits, and fresh-packed vegetables, including produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America and substantially all revenue is generated in North America. The Fresh Vegetables reportable segment is entirely comprised of operations of our fresh vegetables division, which, in January of 2023, certain of our wholly owned subsidiaries agreed to sell pursuant to the Vegetables Transaction, subject to satisfaction or waiver of certain closing conditions, including the receipt of regulatory approval. See further information below.
Acquisition of Legacy Dole and IPO Transaction
Dole plc was formed as a result of the combination of Total Produce and Legacy Dole that occurred on July 29, 2021. Total Produce is deemed to be the accounting acquirer in the Merger. Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company for the periods prior to the Acquisition Date. Prior to the Merger, Total Produce had a 45.0% equity interest in Legacy Dole. As such, many of the changes in operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021 are due to the Merger and the full inclusion of consolidated Legacy Dole results in the year ended December 31, 2022, as compared to the prior 45.0% contribution of Legacy Dole’s earnings as an equity method investment until July 29, 2021 and inclusion of consolidated results thereafter for the year ended December 31, 2021.
As a result of the Merger, Dole allocated the purchase price to the individually identifiable assets acquired and liabilities assumed of Legacy Dole, based on estimated fair values on the Acquisition Date. As a result of this exercise, previously uncapitalized pineapple costs were included within property, plant and equipment to recognize the fair value of pineapple bearer plants, and previously uncapitalized banana and pineapple costs were included within inventory to recognize the fair value of the biological transformation for these crops. The fair value was expensed to cost of sales on a straight-line basis over the life and harvest cycle of the assets, which was complete as of the third quarter of 2022. For the years ended December 31, 2022 and December 31, 2021, Dole recognized incremental charges to cost of sales related to this uplift of $39.7 million and $65.9 million, respectively.

The Fresh Fruit and Fresh Vegetables segments are Legacy Dole historical segments and do not include results from Total Produce, while Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW segments include the results of both historical companies.
Vegetables Transaction
On January 30, 2023, certain of our wholly owned subsidiaries entered into the Agreement with Fresh Express, a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire our fresh vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement. The Vegetables Transaction is expected to close after regulatory approval is obtained, subject to the satisfaction or waiver of customary closing conditions.
If the Vegetables Transaction closes, our results for the years ended December 31, 2022 and December 31, 2021, as outlined below, will not be indicative of our future results. The indirect and direct incremental impacts of the Vegetables Transaction on our operating results, statement of financial position and cash flows are not reliably estimable at this time.
Current Economic and Market Environment
There are a number of ongoing external factors that continue to cause volatility and disruption in the global economy including:
•Recent adverse developments in the financial services industry;
•Logistical challenges in global supply chains that have not fully subsided since the onset of the ongoing COVID-19 pandemic;
•Continued inflationary pressures across the global economy, in particular on ocean and inland freight, packaging materials, labor, agricultural inputs and fuel; and
•Global economic disruption due to the conflict in Ukraine, which commenced in early 2022 and has exacerbated market pressure and volatility.
In the year ended December 31, 2022, sales to customers in Ukraine, Russia and neighboring Belarus collectively accounted for less than 0.3%, or $25.7 million, of Dole’s consolidated net revenue. While we do not have assets in Ukraine, Russia and Belarus, the broader consequences of this conflict on the global economy have had and are likely to continue to have effects on our business and operations. These challenges include changing supply and demand patterns across our industry, rising costs of energy, fertilizer and other commodities, increased pressure on supply chains and volatile foreign currency exchange rate fluctuations. In response to the ongoing challenges, we have made progress during the year on rebalancing our supply with demand in bananas and are continuing to work on other mitigation strategies, including implementing price increases and identifying operational efficiencies.
Although we ultimately believe that we are well positioned within our industry to weather this period of economic disruption, the scope, duration and carryover effects of the COVID-19 pandemic and conflict in Ukraine are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
See “Item 3D. Risk Factors” herein for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets, public health outbreaks and the uncertainty of wars and other global conflicts.
Produce Packaged Recalls and Plant Suspensions
In December of 2021, we announced a voluntary recall for all packaged salads processed at our Bessemer City, North Carolina and Yuma, Arizona plants due to possible health risk from Listeria monocytogenes (“Listeria”). We temporarily suspended operations at both plants to facilitate proper investigation and sanitation procedures. Subsequently, in January of 2022, we issued another recall of certain packaged salads that were processed at our Springfield, Ohio and Soledad, California plants containing product harvested using a specific piece of equipment that had possibly been contaminated by Listeria occurring in the natural environment. Operations were not suspended at the Soledad and Springfield locations. During April of 2022, the Center for Disease Control confirmed the outbreak was over and closed its investigation. All plants returned to normal capacity as of the beginning of the second quarter.

Exceptional one time costs related to these recalls and plant suspensions include costs for the disposal of affected raw materials, finished goods and other inventory items, reimbursements to customers, penalties charged by customers, direct labor and benefits expense, freight for redirecting trucks carrying affected products and incremental costs for sanitization procedures. For the years ended December 31, 2022 and December 31, 2021, the impact of these one-off exceptional costs was $15.8 million and $17.6 million, respectively, for the Fresh Vegetables segment.
While we expect to incur ongoing costs related to the enhanced sanitation and testing procedures we have implemented following these events, as of the beginning of the second quarter of 2022, all such incremental costs have been treated as recurring costs of operations. Refer to segment details below.
For more information, see “Item 3D. Risk Factors—We are subject to the risk of product contamination and product liability claims”.
Supply Chain Pressures and Inflation
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
Shipping and inland logistics are of significant importance to our business, and as a result, the cost and availability of shipping and inland logistics are critical variables that impact sales volumes and operating margins. We manage our exposure to this variability on the shipping side by owning and operating our own vessels. Our vessels support a large portion of volume in the Fresh Fruit reportable segment and also provide additional insulation via our commercial cargo business, which typically performs strongest when the demand for and cost of shipping is at its highest. However, both within the Fresh Fruit segment and in other reportable segments, we also rely on third party shipping and logistics services. Reduced capacity in inland logistics, supply chain congestion at ports and other terminals and imbalances in supply and demand have together resulted in the development of material inflation for these activities since the onset of the COVID-19 pandemic. Inflation has further escalated over the year ended December 31, 2022, and we are actively engaging with our customers to adjust pricing where possible to account for these increased costs. If Dole is unable to increase pricing to reflect these higher costs, unable to secure consistent supply of logistics services or cannot offset additional costs with additional profit in its commercial cargo business, profit margins will be adversely affected.
For more information, see “Item 3D. Risk Factors—Global Economic and Market Risks”.

A.Operating Results.
Selected results of operations for the years ended December 31, 2022 and December 31, 2021 were as follows:

	Year Ended		Change
	December 31, 2022	December 31, 2021	2022 vs. 2021

	(U.S. Dollars in thousands, except percentages)
Revenue, net	$9,228,853	$6,454,402	$2,774,451	43%
Cost of sales	(8,634,144)	(6,105,271)	(2,528,873)	41%
Gross profit	594,709	349,131	245,578	70%
Selling, marketing, general and administrative expenses	(491,712)	(349,769)	(141,943)	41%
Merger, transaction and other related costs	—	(30,072)	30,072	(100)%
Gain on disposal of businesses	192	11	181	1,645%
Impairment of property, plant and equipment	(397)	—	(397)	100%
Gain on asset sales	11,634	581	11,053	1,902%
Operating income (loss)	114,426	(30,118)	144,544	480%
Other income, net	11,322	8,658	2,664	31%
Interest income	6,642	3,938	2,704	69%
Interest expense	(61,485)	(27,030)	(34,455)	127%
Income (loss) before income taxes and equity earnings	70,905	(44,552)	115,457	259%
Income tax benefit	34,059	13,333	20,726	155%
Equity method earnings	6,726	48,027	(41,301)	(86)%
Net income	111,690	16,808	94,882	565%
Less: Net income attributable to noncontrolling interests	(25,194)	(24,027)	(1,167)	5%
Net income (loss) attributable to Dole plc	$86,496	$(7,219)	$93,715	1,298%
The following provides an analysis of consolidated operating results in comparison to the prior year. The current year operations were impacted by a number of significant factors, including the impact of the consolidated results of Legacy Dole, foreign currency translation, inflationary pressures and increased commodity costs. As discussed above, the operating results for the prior year only include the consolidated results of Legacy Dole from July 29, 2021 through December 31, 2021, and the Company’s equity earnings related to the Legacy Dole investment prior to the Acquisition. Management has analyzed the significant drivers of consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance. Unless otherwise noted, the changes discussed below are for the year ended December 31, 2022, as compared to the year ended December 31, 2021.
For an analysis of changes in operating and segment results for the year ended December 31, 2021, as compared to the year ended December 31, 2020, please see Dole’s annual report on Form 20-F for the year ended December 31, 2021, filed on March 22, 2022 by Dole plc (File No. 001-40695).
Revenue, Net
The increase in total revenue, net, was primarily due to the incremental impact of an additional $2.9 billion in revenue from the inclusion of an additional seven months of Legacy Dole results in the current year, partially offset by a $426.6 million unfavorable impact of foreign currency translation from the strengthening of the U.S. Dollar, primarily against the euro, Swedish krona and sterling. Other factors driving changes in revenue are described in more detail in the “Segment Operating Results” section below.
Cost of Sales
The increase in total cost of sales was primarily due to the incremental impact of an additional $2.7 billion in cost of sales from the inclusion of an additional seven months of Legacy Dole results. The increase was also driven by inflationary pressures on input costs, including product, labor and distribution, partially offset by favorable impacts of foreign currency translation from the strengthening of the U.S. Dollar, primarily against the euro, Swedish krona and sterling. See “Segment Operating Results” section below for additional detail.

Selling, Marketing and General and Administrative Expenses (“SMG&A”)
The increase in total SMG&A was primarily due to the incremental impact of an additional $119.1 million from the inclusion of a full year of Legacy Dole results. The increase is also attributable to an increase in insurance costs, employee wages and salaries, professional fees and travel and entertainment costs from the easing of COVID-19 restrictions, partially offset by favorable impacts of foreign currency translation from the strengthening of the U.S. dollar, primarily against the euro, Swedish krona and sterling.
Merger, Transaction and Other related costs
There were no merger, transaction and other related costs in the current year. Merger, transaction and other related costs were $30.1 million in the prior year and were related to the acquisition of Legacy Dole and the subsequent IPO. The costs primarily consist of fees to third-party firms for underwriting, legal and other advisory services.
Gain on Asset Sales
The gain on asset sales in the current year was $11.6 million and is primarily from the sale of two buildings in Europe and some actively marketed land in Hawaii. See Note 11 “Assets Held-for-Sale and Actively Marketed Property” to the consolidated financial statements included herein for additional detail. The gain on asset sales in the prior year was not material.
Other Income, net
The change in other income, net, was primarily attributable to higher rental income of $6.5 million from the inclusion of a full year of Legacy Dole results, partially offset by $3.5 million in additional losses on investments.
See Note 7 “Other Income (Expense), Net” to the consolidated financial statements included herein for additional detail on the components of other income, net.
Interest Expense
The increase in interest expense is due to the full year impact of additional debt related to the acquisition of Legacy Dole and higher interest rates in the current year.
Income Taxes
The Company recorded an income tax benefit of $34.1 million on $70.9 million of income before income taxes and equity earnings in the current year, reflecting a (48.0)% effective tax rate, and an income tax benefit of $13.3 million on $44.6 million of net loss before income taxes and equity earnings in the prior year, reflecting a 29.9% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. In the current year, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. global intangible low-taxed income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. In the prior year, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the GILTI provisions of the Tax Act, nondeductible transaction costs, a decrease in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S. state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.

All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. The Company continues to evaluate its cash needs and may update its assertion in future periods.
During the year ended December 31, 2022, the taxing authorities in one of the foreign jurisdictions in which we operate issued an income tax assessment related to transfer pricing of approximately $30.0 million for the 2017 tax year. We are in the process of appealing the assessment with the taxing authorities. We believe that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will ultimately prevail. While we believe the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
See Note 9 “Income Taxes” to the consolidated financial statements included herein for additional information on income taxes.
Equity Method Earnings
The decrease in equity method earnings was mainly attributable to the acquisition of Legacy Dole, which comprised $28.4 million of equity earnings in the prior year, net of a deferred tax charge of $10.4 million, reflecting seven months of results up to the Acquisition Date. The prior year was also impacted by a $7.7 million gain from the step-up acquisition of other equity method investments and a $1.1 million gain on the disposal of certain equity method investments.
See Note 23 “Investments in Unconsolidated Affiliates” to the consolidated financial statements included herein for additional information on equity method investments.
Segment Operating Results
Dole has the following four reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
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
Dole and its chief operating decision makers, Dole’s CEO and COO, use Adjusted EBITDA as its primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, but Adjusted EBITDA by segment is presented in conformity with Accounting Standards Codification (“ASC”) 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies. Adjusted EBITDA is not a substitute for net income attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.

Adjusted EBITDA is reconciled below to net income by taking consolidated net income and (1) adding the income tax expense or subtracting the income tax benefit; (2) adding interest expense; (3) adding depreciation charges; (4) adding amortization charges; (5) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding nonrecurring incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, adding the gain or subtracting the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; and (7) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.

The following provides revenue by segment, a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA by segment:

	Year Ended
	December 31, 2022	December 31, 2021

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$3,047,149	$1,133,038
Diversified Fresh Produce – EMEA	3,152,561	3,383,009
Diversified Fresh Produce – Americas & ROW	1,965,667	1,465,025
Fresh Vegetables	1,205,902	510,687
Total segment revenue	9,371,279	6,491,759
Intersegment revenue	(142,426)	(37,357)
Total consolidated revenue, net	$9,228,853	$6,454,402

Reconciliation of net income to Adjusted EBITDA
Net income	$111,690	$16,808
Adjustments:
Income tax (benefit)	(34,059)	(13,333)
Interest expense	61,485	27,030
Depreciation	120,104	61,551
Amortization of intangible assets	10,893	11,404
Merger, transaction and other related costs	—	30,072
Mark to market losses (gains)	3,049	(3,160)
Gain on asset sales	(10,316)	—
Impairment of property, plant and equipment	397	—
Produce recalls	15,809	17,649
Incremental charges on biological assets and inventory related to the acquisition of Legacy Dole	41,145	65,916
Other items, net	(627)	(959)
Other adjustments from equity method investments	18,154	77,148
Total consolidated Adjusted EBITDA	$337,724	$290,126

Segment Adjusted EBITDA:
Fresh Fruit	$212,175	$26,965
Diversified Fresh Produce – EMEA	114,718	128,098
Diversified Fresh Produce – Americas & ROW	44,277	41,737
Fresh Vegetables	(33,446)	(27)
Legacy Dole	—	93,353
Total consolidated Adjusted EBITDA	$337,724	$290,126
Adjusted EBITDA is not a substitute for net income (loss) attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.

The following table illustrates the estimated impact of factors that have driven changes in segment revenues for the year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Revenue for the Year Ended
	December 31, 2021	Acquisition of Legacy Dole[1]	Foreign exchange translation[2,3]	Other acquisitions/ divestitures	Operational change[4]	December 31, 2022

	(U.S. dollars in millions)
Fresh Fruit	$1,133.0	$1,795.9	$—	$—	$118.2	$3,047.1
Diversified Fresh Produce – EMEA	3,383.0	55.5	(418.9)	(92.6)	225.6	3,152.6
Diversified Fresh Produce – Americas & ROW	1,465.0	315.6	(7.7)	—	192.8	1,965.7
Fresh Vegetables	510.7	684.3	—	—	10.9	1,205.9
	$6,491.7	$2,851.3	$(426.6)	$(92.6)	$547.5	$9,371.3
1 The Acquisition of Legacy Dole represents the estimated impact of an additional seven months of results from Legacy DFC in the current year, quantified as the revenue for the first seven months of the year ended December 31, 2022 related to Legacy Dole businesses.
2 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
3 While we acknowledge that the Fresh Fruit segment is impacted by foreign exchange translation, the impact is not easily determinable, as the prices for Fresh Fruit products in European markets are typically heavily impacted by the exchange rates between European currencies and the U.S. Dollar at the time contracts are set with customers (and for spot fruit at the time fruit is sold). This is due to the majority of Fresh Fruit products being sourced using U.S. Dollar terms.
4 Operational change represents the remaining change in revenue after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
The following table illustrates the estimated impact of factors that have driven changes in segment Adjusted EBITDA for the year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Adjusted EBITDA for the Year Ended
	December 31, 2021	Acquisition of Legacy Dole[1]	Foreign exchange translation[2]	Other acquisitions/ divestitures	Operational change[3]	December 31, 2022

	(U.S. dollars in millions)
Fresh Fruit	$27.0	$147.4	$1.0	$—	$36.7	$212.1
Diversified Fresh Produce – EMEA	128.1	(5.7)	(16.3)	—	8.6	114.7
Diversified Fresh Produce – Americas & ROW	41.7	15.1	0.3	—	(12.8)	44.3
Fresh Vegetables	—	(20.0)	0.2	—	(13.6)	(33.4)
Legacy Dole	93.4	(93.4)	—	—	—	—
	$290.2	$43.4	$(14.8)	$—	$18.9	$337.7
1 The Acquisition of Legacy Dole represents the estimated impact of an additional seven months of results from Legacy DFC in the current year, quantified as the Adjusted EBITDA for the first seven months of the year ended December 31, 2022 related to Legacy Dole businesses.
2 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
3 Operational change represents the remaining change in Adjusted EBITDA after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
Changes in segment revenue and segment Adjusted EBITDA are described in more detail below, with focus on operational changes which we believe are more reflective of the performance of the Company in comparison to the prior year. Unless otherwise noted, the changes discussed below are for the year ended December 31, 2022, as compared to the year ended December 31, 2021.
Fresh Fruit
Fresh Fruit revenue increased 168.9%, or $1.9 billion, to $3.0 billion, primarily due to the impact of the acquisition of Legacy Dole which added incremental revenue of $1.8 billion in the current year. The remainder of the increase was primarily due to increased worldwide pricing for bananas and pineapples, particularly in North America, and higher revenues from the commercial cargo business, which experienced significant growth during the year.

Fresh Fruit Adjusted EBITDA increased $185.2 million to $212.2 million, primarily due to the impact of the acquisition of Legacy Dole which incrementally added $147.4 million to Adjusted EBITDA. The remainder of the increase was primarily due to higher worldwide pricing for bananas and strong performance in the commercial cargo business, partially offset by lower volumes of pineapples sold in North America and higher costs of ocean and inland freight, packaging, fertilizers and other materials.
Diversified Fresh Produce – EMEA
Diversified Fresh Produce – EMEA decreased 6.8%, or $230.4 million, to $3.2 billion. The decrease was primarily due to an unfavorable impact of $418.9 million from foreign currency translation, as a result of the strengthening of the U.S. dollar, primarily against the euro, Swedish krona and sterling, and a net unfavorable impact of divestitures and acquisitions of $92.6 million, partially offset by the acquisition of Legacy Dole which added incremental revenue of $55.5 million in the current year. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was $225.6 million ahead of the prior year, primarily due to inflation-justified price increases across the segment and an increase in food service activity, particularly in the U.K. and Spain, from the general easing of COVID-19 restrictions.
Diversified Fresh Produce – EMEA Adjusted EBITDA decreased 10.4%, or $13.4 million, to $114.7 million. The decrease was primarily due to an unfavorable impact of $16.3 million from foreign currency translation, as a result of the strengthening of the U.S. dollar, primarily against the euro, Swedish krona and sterling. The acquisition of Legacy Dole had an incremental negative impact of $5.7 million in the current year. Excluding the impact of foreign currency translation and acquisitions and divestitures, Adjusted EBITDA was $8.6 million ahead of the prior year, primarily as a result of strong performance in Spain and the U.K., driven by a recovery in food service activity, and an overall increase in average selling prices. These positive impacts were partially offset by the negative effect of logistical challenges on trading in Northern Europe, losses on crop yield in South Africa and inflationary pressures.
Diversified Fresh Produce – Americas & ROW
Diversified Fresh Produce – Americas & ROW revenue increased 34.2%, or $500.6 million, to $2.0 billion, primarily due to the impact of the acquisition of Legacy Dole which added incremental revenue of $315.6 million in the current year. The remainder of the increase was primarily due to strong growth in the diversified businesses in North America, particularly in pricing, and strong performance for potatoes, onions and avocados. The increase was also driven by higher volumes sold in South America, particularly for Chilean cherries, partially offset by lower prices.
Diversified Fresh Produce – Americas & ROW Adjusted EBITDA increased 6.1%, or $2.5 million, to $44.3 million. The acquisition of Legacy Dole incrementally added $15.1 million of Adjusted EBITDA in the current year for the segment. Excluding the impact of acquisitions and divestitures and foreign currency translation, Adjusted EBITDA was $12.8 million behind the prior year, primarily due to a challenging end to the Chilean grape season, weaker performance for apples and kiwis in South America and lower pricing for raspberries in North America. These negative impacts were partially offset by strong performance for potatoes, onions and avocados in North America and growth for Chilean cherries.
Fresh Vegetables
Fresh Vegetables revenue increased 136.1%, or $695.2 million, to $1.2 billion, primarily due to the impact of the acquisition of Legacy Dole which added incremental revenue of $684.3 million in the current year. The remainder of the increase was primarily driven by significantly stronger pricing for fresh-packed products and improved pricing of value-added salad products, which rebounded in the last quarter due to inflationary-justified price increases. These increases were partially offset by lower volumes of value-added salads products sold and a planned decrease in volumes of fresh-packed products.
Fresh Vegetables Adjusted EBITDA was a loss of $33.4 million in the current year, as compared to break-even results in the prior year. The decrease in Fresh Vegetables Adjusted EBITDA was primarily due to the negative impact of the packaged salads recall and plant suspensions on volumes and inflationary cost increases in freight, packaging materials, food ingredients and product sourcing. Overall sourcing challenges were exacerbated by unfavorable weather events in the latter half of the year. These challenges were partially offset by improved performance for fresh-packed products.
Legacy Dole
Legacy Dole Adjusted EBITDA represents the Company’s 45% share of Adjusted EBITDA attributable to Legacy Dole when it was an equity method investment of the Company, prior to the step-up acquisition on July 29, 2021.

B.    Liquidity and capital resources.
Overview
The primary purpose of Dole’s financial management strategy is to maintain adequate capital resources to meet financial obligations, optimize capital structure in order to maximize shareholder value and maintain financial flexibility to execute strategic initiatives.
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
On January 30, 2023, certain of Dole’s wholly owned subsidiaries agreed to sell the fresh vegetables division to Fresh Express for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement. The Vegetable Transaction is expected to close after regulatory approval is obtained, subject to the satisfaction or waiver of customary closing conditions. We expect to use the net proceeds from the Vegetables Transaction primarily for the reduction of debt.
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
Cash Flows
The following table summarizes Dole’s consolidated cash flows for the years ended December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2022	December 31, 2021

Cash flow provided by (used in):	(U.S. Dollars in thousands)
Operating activities	$238,892	$16,379
Investing activities	(66,505)	82,816
Financing activities	(173,396)	(1,343)
Foreign currency impact	(20,712)	(7,794)
Net (decrease) increase in cash	$(21,721)	$90,058
Cash and cash equivalents, beginning	$250,561	$160,503
Cash and cash equivalents, ending	$228,840	$250,561
The increase in cash flow provided by operating activities was primarily due to higher net income, positive cash impacts as a result of the new trade receivables sales arrangement and an increase in certain accrued expenses.
The increase in cash flow used in investing activities was primarily driven by higher capital expenditures, due to an additional seven months of investing activity from the addition of Legacy Dole, as well as less cash acquired in business acquisitions and lower insurance proceeds received.
The increase in cash flow used in financing activities was primarily attributable to the significant inflow of cash in the prior year from the issuance of share capital and the debt financing as a result of the Transaction, partially offset by lower debt repayments, net, in the current year.
Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the consolidated balance sheets.

The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Cash and cash equivalents	$228,840	$250,561
Debt:
Long-term debt, net	(1,127,321)	(1,297,808)
Current portion of long-term debt, net	(97,435)	(51,785)
Bank overdrafts	(8,623)	(9,395)
Total debt, net	(1,233,379)	(1,358,988)
Less: Debt discounts and debt issuance costs	(17,874)	(21,063)
Total gross debt	(1,251,253)	(1,380,051)
Net debt	$(1,022,413)	$(1,129,490)
On March 26, 2021, the Company entered into the Credit Agreement, which provided for the Revolving Credit Facility, available to Total Produce and its co-borrowers. The Revolving Credit Facility refinanced $524.0 million of previous existing revolving credit facilities available to Total Produce and a number of its subsidiaries. The Revolving Credit Facility was later increased to $600.0 million to be available to Dole plc and a number of its subsidiaries, upon completion of the Merger.
The agreement also provided for a Term Loan A Facility of $300.0 million and Term Loan B Facility of $540.0 million (together, the “Term Loan Facilities”). The proceeds from the Term Loan Facilities were used to refinance existing credit facilities and senior secured notes of Legacy Dole. Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $1.0 billion as of December 31, 2022.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
Both cash and debt are denominated in various currencies, though primarily in the U.S. dollar, euro, sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 14 “Debt” to the consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of December 31, 2022 and December 31, 2021 was as follows:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Cash and cash equivalents	$228,840	$250,561
Lines of credit	568,696	483,003
Total available liquidity	$797,536	$733,564
In addition, Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements were $285.0 million in the aggregate as of December 31, 2022.

On May 23, 2022, Dole entered into a new three-year, committed trade receivables arrangement with recourse provisions that terminated $39.3 million of the Company’s existing non-recourse facilities. The maximum amount of receivables that can be sold under this new agreement at any time is $255.0 million. Dole derecognizes the sold receivables from the consolidated balance sheets, as it accounts for the arrangements as sales under ASC 860, Transfers and Servicing.
Upon the execution of the new arrangement and initial derecognition of sold receivables, the Company received total gross cash proceeds of $206.9 million, which represented incremental cash flow from operating activities in comparison to the prior year. Most of the initial cash proceeds were used to pay down certain balances on the Revolving Credit Facility.
As of December 31, 2022, the Company has derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $11.9 million and $237.2 million, respectively. As of December 31, 2021 the Company had derecognized trade receivables of $54.8 million related to non-recourse facilities.
Material Cash Requirements
Capital Expenditures
Capital expenditures are cash outflows or commitments that result in additions to property, plant and equipment or other long-lived assets. Capital expenditures for the year ended December 31, 2022 were $98.0 million, as compared to $65.4 million for the year ended December 31, 2021. The increase is due to the inclusion of seven additional months of Legacy Dole capital expenditures in the current year. Legacy Dole typically engages in more capital intensive activity than Legacy Total Produce, due to the purchase and maintenance of company-owned farms and production and the maintenance of company-owned vessels within the commercial cargo business.
Principal capital expenditures planned for 2023 consist primarily of ongoing reinvestments in existing farming assets and new production in Costa Rica, Honduras, Ecuador, Chile and South Africa. Capital expenditures are also planned for enhancements to the Company’s information technology systems, as well as renovation, improvement and expansion of manufacturing, warehouse and ripening facilities in the U.S., Latin America, Chile, Mexico, South Africa, Ireland and mainland Europe. The Company expects to fund these capital expenditures through operating cash flows and existing bank borrowings. Budgeted capital expenditures are not contractual and planned projects can be scaled back if the Company’s strategic objectives or economic conditions change.
Contractual Commitments
The following table sets forth Dole’s contractual maturities of certain significant commitments as of December 31, 2022:

	Contractual Maturity
	2023	Thereafter

	(U.S. Dollars in thousands)
Debt and bank overdrafts	$98,621	$1,122,747
Estimated interest payments[1]	55,321	229,019
Finance lease obligations	7,046	26,243
Operating lease obligations	95,934	373,574
Accrued income taxes[2]	10,153	30,458
Purchase commitments:
For ensuring a steady supply of inventory[3]	973,186	1,762,622
For fixed assets and other	7,695	124
Total	$1,247,956	$3,544,787
1 Estimated interest payments comprise payments for interest on short and long-term borrowings. This does not include interest expense for fees related to trade receivables sales arrangements nor commitment fees and amortization of discounts and issuance costs. Interest payments are calculated for debt based on applicable rates and payment dates. For variable-rate debt, the December 31, 2022 rate has been assumed for all years presented. We note that this is an estimate of future payments and that actual amounts will vary to some degree, the extent of which cannot be estimated at this time, as interest rates are expected to change in the short-term.
2 Liabilities of $15.9 million for unrecognized tax benefits plus accrued interest and penalties has been excluded from the table above. At this time, the settlement period for unrecognized tax benefits cannot be determined. In addition, any payment related to unrecognized tax benefits may be partially or fully offset by reductions in payments in other jurisdictions.
3 In order to secure sufficient product, packaging, agrochemicals and other supplies to meet demand and maximize volume incentive rebates, the Company has historically entered into non-cancelable agreements with independent vendors and growers for purchases in the normal course of business.

Timing of payments for the above contractual obligations is based on payment schedules for those obligations where set payments exist. For other obligations with no set payment schedules, estimates for the most likely timing of cash payments have been made. The ultimate timing of these future cash flows may differ from the estimates.
Information regarding pension commitments and funding requirements is not included in the table above. The level of contributions to pension plans is determined according to statutory minimum funding requirements, as well as Dole’s own policies. Depending on the country and the plan, the funding level is monitored periodically and the contribution amount amended appropriately. Consequently, the amounts that might become payable in the future cannot be estimated with certainty. In the year ended December 31, 2022, employer contributions to defined benefit pension plans and defined contribution pension plans amounted to $40.5 million. Contributions and direct benefit payments related to its defined benefit pension and other postretirement benefit plans for the year ended December 31, 2023 are estimated to be approximately $20.6 million. Refer to Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for further information on employee benefit obligations.
In addition, Dole’s current capital allocation priorities are focused on investing wisely to support growing both its business operations and dividend payment. On November 16, 2022, the Board of Directors of Dole plc declared a cash dividend of $0.08 per share. The dividend was subsequently paid on January 6, 2023 for a total payment of $7.6 million. On March 6, 2023, the Board of Directors of Dole plc declared a cash dividend of $0.08 per share, to be paid on April 21, 2023. The Company expects to pay dividends from funds received from subsidiary operations which may be restricted as a result of the laws of their jurisdiction or organization. The Company does not intend to change its dividend policy in the near or long term, but it may not pay dividends according to the policy, or at all, as determined at the discretion of the Board of Directors, acting in compliance with applicable laws and contractual restrictions.
Dole expects to fund contractual obligations and other expected capital commitments with existing cash, cash flows from operations, and available borrowings when necessary, and believes it has sufficient sources of liquidity to do so.
Contingencies and Guarantees
In connection with certain acquisitions, the Company has issued contingent consideration through earn-out agreements in which Dole is subject to making future payments that are contingent on the acquiree or investment achieving certain financial targets. As of December 31, 2022, the fair value of contingent consideration arrangements amounted to $6.8 million, expected to be paid from 2023 to 2028.
Dole has certain noncontrolling interests (“NCI”) that contain put options for the related subsidiary, which obligate the Company to acquire the NCI’s shareholding in the subsidiary at a future date upon exercise. The exercise prices of the put options are based on future earnings of the underlying subsidiary and classified as redeemable NCI in mezzanine equity. As of December 31, 2022, the carrying value of redeemable NCI was $32.3 million with a total redemption value of $37.8 million, had the options been exercised at December 31, 2022.
As of December 31, 2022, Dole was contingently liable for guarantees of indebtedness owed by third parties and investments in unconsolidated affiliates of $61.4 million and $9.2 million, respectively. These guarantees are typically issued in respect of bank borrowings and trading obligations arising in the ordinary course of business, have various terms and are not individually significant. These amounts represent the maximum potential future payments that Dole could be required to make under the guarantees. However, management has concluded that the likelihood of any significant amounts being paid by Dole under these guarantees is not likely.
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
Off-Balance Sheet Arrangements
Other than the third party trade receivables sales arrangements and various guarantees described above, the Company does not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future impact to the consolidated financial statements.

C.    Research and development, patents and licenses, etc.
Dole implements certain research and development programs and policies in the normal course of business that are predominantly focused on sustaining the productivity of company-owned agricultural lands, food safety, nutrition science, product quality, biological pest control, development of disease-resistant produce, value-added product development and packaging design. Current and historical research and development costs incurred by the Company are not material and research and development initiatives are not expected to have a material impact on the Company’s results in the future. Refer to Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements included herein for further detail.
D.    Trend information
As outlined in “Item 5A. Operating Results”, results of operations are affected by numerous factors, including the balance between the supply of and demand for products and competition from other fresh produce companies. Dole’s results of operations are also dependent on the ability to supply a consistent volume and quality of fresh produce to served markets. Set forth below are other general key factors that have had and may have a significant impact on Dole’s results of operations in the future.
Supply / Demand Management and Price Fluctuations
Matching marketplace demand with supply from Dole-owned farms and local and global producers is a core competency for the business. Fresh produce supply and demand management is complicated by the inherent perishability and relatively short shelf-life of these products and the influence of environmental factors beyond the Company’s immediate control. For example, unexpected weather events, including those due to climate change, can impact demand and supply. A warm spell can drive strawberry sales, while persistent cold weather can reduce sales. Overly cold or overly warm weather can disrupt the timing of production or, when more severe, weather can limit yields and supply. Adverse weather, such as recent significant rainfall in California, may also impact supply chains, preventing Dole from procuring supplies necessary for company operations and delivering products to customers. Outsized weather events and natural disasters, like the hurricanes in Honduras and extreme rainfall in Chile in recent years, may disrupt entire seasons of operations and can require significant investments in order to fund recovery. Prices and margins fluctuate accordingly. Supply planning traverses seasons and continents and is often conducted months in advance of sale, limiting the Company’s capacity to adjust volumes. However, because of the diversity of Dole’s customers and producers, as well as the ability to match longer term supply contracts with longer term sales contracts and shorter term supply with more market volumes and pricing, the Company is able to maintain flexibility to adequately manage operations.
Foreign Currency Fluctuations
Dole is exposed to purchases and sales transactions in several local currencies, primarily the U.S. dollar, euro, Swedish krona and British pound sterling. Refer to discussion above in “Item 5A Operating and Segment Results” as well as further discussion in “Item 3D. Risk Factors-currency exchange fluctuations may impact the results of our operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” for additional information on foreign currency fluctuations.
Competitor Activity
By virtue of the geographic, product and sectoral diversity evident across the business, Dole’s operations are affected by the activities of a wide variety of competitors in different product categories and sales channels. Competition can be regional or sector specific, can affect individual business units or can influence the wider marketplace. Increased competition, while typically lowering prices and margins in general, can also result in reduced volumes arising from the loss of key categories or customers.
Climate Change and Sustainability
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

In addition to the impacts for regulatory and compliance requirements, as discussed above, from time to time, Dole has been and most likely will continue to be impacted by adverse weather events, which effects may be exacerbated by climate change. While supply impacts can be mitigated through our diversified sourcing portfolio and contract management, any incremental costs and write-offs from weather-related events may be material to Dole’s future operations and cannot be reliably estimated. However, the Company aims to abate these potential impacts through insurance arrangements against weather-related events and continuing maintenance and investment initiatives to improve the durability of our fixed asset portfolio.
In addition to the potential impact of regulatory and compliance requirements and adverse weather conditions, the Company expects to incur additional costs in connection with its commitment to and execution of its sustainability goals. The Company has recently developed sustainability goals for 2025 and 2030, which include initiatives focused on both environmental sustainability, as well as on Dole’s governance and social impact. Dole has already made important progress in lowering our environmental footprint; for example, reducing our carbon emissions by 4% in the year ended December 31, 2021, as compared to the year ended December 31, 2020. This reduction is primarily attributable to investments in two new and more efficient vessels to transport produce from Latin America to the U.S., the cost of which was approximately $50.0 million in total and was funded by long-term borrowing arrangements. Other notable projects in recent years include the deployment of two 2.8 Megawatt wind turbines at our salad processing plant in Soledad, California, the installation of solar panels at our facilities in Belfast and a $1.5 million electrification project at our San Diego port operation that results in the addition of five new electric utility rigs. While we expect to make additional expenditures to meet our sustainability goals, at this time, the scope, timing and extent of the additional expenditures for execution is uncertain and cannot be estimated. Refer to “Item 4b. Business Overview” for further detail on the Company’s sustainability and environmental initiatives.
While we believe our environmental, sustainability and governance goals align with our financial and operational priorities, they are aspirational and may change, and there is no guarantee that they will be met or that they will not have a material impact on our future results.
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

During the annual goodwill impairment test, management may assess qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit with goodwill is less than its carrying amount. Qualitative factors include, but are not limited to, industry and market considerations, overall financial performance and other relevant events and factors affecting the reporting unit. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is required for that reporting unit. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test.
For the fiscal year 2022 annual impairment assessment of each reporting unit with goodwill, the Company elected to bypass the qualitative assessment and perform the quantitative assessment with the assistance of a third-party specialist. We used an income approach (discounted cash flows) to estimate the fair value of each reporting unit. Key drivers in the fair value analysis included the allocation of net assets to reporting units, discount rates and long-term growth rates to derive expected future cash flows. Cash flow projections used in the fair value analysis are considered Level 3 inputs and generally consist of management’s estimates of revenue growth rates and profitability, which for management is based on Adjusted EBITDA. The values applied to these key assumptions are derived from a combination of external and internal factors, based on past experience coupled with management’s future expectations about business performance. Discount rates used in the analysis are generally estimated by calculating a reporting unit-specific weighted average cost of capital to reflect the market assessment of risks specific to that reporting unit.
Dole’s reporting units are its reportable segments. As of the testing date of October 1, 2022, goodwill was allocated to the Company’s reporting units as follows:

October 1, 2022
(U.S. Dollars in millions)
Fresh Fruit	$273.3
Diversified Fresh Produce – EMEA	125.7
Diversified Fresh Produce – Americas & ROW	88.5
Fresh Vegetables	—
As of the testing date of October 1, 2022, two of Dole’s reporting units with allocated goodwill were considered to be at risk of future impairment. The fair values of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were approximately 2% and 5% above their carrying amounts, respectively. All assets in the Fresh Fruit reporting unit and a significant amount of assets in the Diversified Fresh Produce – Americas & ROW were obtained from the acquisition of Legacy Dole in July of 2021. The decline in fair value of these reporting units is largely due to an increase in the discount rate (weighted average cost of capital) assumptions stemming from inflationary pressures and market uncertainty as of the October 1, 2022 measurement date. The unfavorable impact of this assumption was offset by positive trends in forecasted cash flows. A 25-basis point increase in the applied discount rates would have resulted in an impairment of approximately $11.1 million in the goodwill allocated to the Fresh Fruit reporting unit and headroom of approximately 1% for the Diversified Fresh Produce – Americas & ROW reporting unit. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment. The quantitative test for the Diversified Fresh Produce – EMEA reporting unit indicated its fair value is sufficiently above its carrying amount.
The Company’s indefinite-lived intangibles other than goodwill are considered to have indefinite lives, because they are expected to generate cash flows indefinitely. These indefinite-lived intangible assets are not amortized but are reviewed for impairment as of the first day of the fourth quarter of each fiscal year, or sooner if impairment indicators arise. To test these assets for impairment, the Company may first perform a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If this test indicates the fair value is less than the carrying amount, a quantitative assessment is performed. Alternatively, the qualitative impairment test may be bypassed and the Company may elect to perform a quantitative test.
For the 2022 annual impairment assessment of the DOLE brand indefinite-lived intangible asset, the Company elected to bypass the qualitative assessment and perform the quantitative assessment with the assistance of a third-party specialist. The DOLE brand was valued using a relief from royalty rate approach as of the testing date of October 1, 2022. The key assumptions in the fair value analysis were the royalty rates used to estimate royalty payments saved by owning the brand, the expected long-term growth rate and the discount rate (weighted average cost of capital). These assumptions were developed with the assistance of a third-party specialist and consider comparable market data, company-specific factors and management’s estimates of revenue growth rates and profitability.

As of the October 1, 2022 testing date, the DOLE brand was considered to be at risk for future impairment. The fair value of the DOLE brand exceeded its carrying amount by less than 1%. The carrying amount of the DOLE brand was $306.3 million at the testing date. As with the quantitative goodwill impairment tests, the decline in fair value of the brand is largely due to the increase in the discount rate (weighted average cost of capital) assumptions stemming from inflationary pressures and market uncertainty as of the October 1, 2022 measurement date. The unfavorable impact of this assumption was offset by positive trends in forecasted cash flows. A 25-basis point increase in the discount rate would have resulted in an impairment of approximately $6.3 million. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment.
For each of the other indefinite-lived intangible assets, the Company performed qualitative assessments. These assessments indicated the fair values of the indefinite-lived intangible assets exceeded their carrying value. Therefore, no impairment was recorded.
As of December 31, 2022, management is not aware of any items or events that would cause an adjustment to the carrying amount of goodwill or other indefinite-lived intangible assets.
Income Taxes
Dole is subject to income taxes in Ireland, the U.S. and numerous other foreign jurisdictions. Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense or benefit in the period that includes the enactment date.
Income tax expense or benefit, deferred tax assets and liabilities and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense or benefit. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating the ability to recover deferred tax assets in the jurisdiction from which they arise, all available positive and negative evidence is considered, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, historical results are adjusted for the results of discontinued operations and assumptions about the amount of future state, federal and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates used to manage the underlying businesses.
The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company’s global operations. ASC 740, Income Taxes (“ASC 740”), states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. Dole (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when judgments change as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense or benefit in the consolidation statement of operations in the period in which new information is available.
In the normal course of business, Dole and its respective subsidiaries are examined by various federal, state and foreign tax authorities. Management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, positions remain that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In addition, once the recognition threshold for the tax position is met, only the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority is recorded. The impact of provisions for uncertain tax positions, as well as the related net interest and penalties, are included in income tax expense or benefit in the consolidated statements of operations.

Pension and Other Post-Retirement Benefits
Dole has a number of pension and other post-retirement benefit plans globally, both qualified and nonqualified, covering certain full-time employees. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. Pension costs and obligations are calculated based on actuarial assumptions, including discount rates, compensation increases, expected return on plan assets, mortality rates and other factors.
Pension obligations and expenses are most sensitive to the discount rate and expected return on pension plan assets assumptions. Management determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years for the asset classes in which the plan’s assets are invested. In the absence of a change in our asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year.
For our pension plans, the discount rate is determined based on a hypothetical portfolio of high-quality, non-callable, zero-coupon bonds with amounts and maturities that match the projected future benefit payments from that plan. The weighted average discount rate of Dole’s U.S. pension plans was 5.31% for the year ended December 31, 2022. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the U.S. pension plans by $3.2 million and decrease the annual expense for the year ended December 31, 2022 by $0.5 million. The weighted average discount rate of Dole’s international pension plans was 5.26% the year ended December 31, 2022. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the international pension plans by $6.4 million and decrease the annual expense for the year ended December 31, 2022 by $0.1 million.
For our funded U.S. plan, the pension expense for the year ended December 31, 2022 was determined using an expected annual rate of return on plan assets of 5.10%. As of December 31, 2022, our U.S. pension plan investment portfolio was invested approximately 29% in equity securities and 71% in fixed income securities. A 25-basis point change in the expected rate of return on pension plan assets would impact pension expense for the year ended December 31, 2022 by $0.6 million.
For our international plans outside the U.S., the pension expense for the year ended December 31, 2022 was determined using an expected annual rate of return of plan assets of 3.36%. As of December 31, 2022, the investment portfolio of international pension plans was invested approximately 17% in equity securities, 33% in fixed income securities and 9% in real estate with the remainder in other investments. A 25-basis point change in the expected rate of return on pension plan assets would impact pension expense for the year ended December 31, 2022 by $0.5 million.
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

Item 6.        Directors, Senior Management and Employees
A.    Directors and senior management.
Directors and Executive Officers
Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof.

Name	Age	Position
Carl McCann	69	Executive Chair and Director
Rory Byrne	62	Chief Executive Officer and Director
Johan Lindén	56	Chief Operating Officer and Director
Jacinta Devine	50	Chief Financial Officer and Director
Timothy M. George	70	Director
Imelda Hurley	51	Director
Rose Hynes	65	Director
Michael Meghen	68	Director
Helen Nolan	65	Director
Jimmy Tolan	59	Director
Kevin Toland	57	Director
Our directors and executive officers are as follows:
Carl McCann, BBS, MA, FCA, has been a director since February 2021 and serves as our Executive Chair of the Board of Directors. Mr. McCann served as Executive Chair of Total Produce, a role he assumed in 2006. As Executive Chair, Mr. McCann led Total Produce through numerous strategic initiatives and operational achievements, including its growth and expansion across European and North American markets, and more recently, its combination with Dole Food Company. With over 40 years in the fresh produce industry, Mr. McCann began his career at KPMG, moving to work at FII – later renamed Fyffes – in 1980. During this time, he held roles of increasing leadership – including Finance Director, Vice Chair and Executive Chair – while also overseeing the execution of strategic priorities across the business. He notably led FII through its acquisition of Fyffes in 1986 and of Dutch company, Velleman, in the late 1990s, both of which allowed the company to expand into key regions across continental Europe and the U.K. Mr. McCann was appointed Chair of Fyffes in 2003, before assuming his role of Executive Chair at Total Produce upon the demerger of Total Produce and Fyffes. In addition to these roles, Mr. McCann is also Chair of Balmoral International Land Holdings plc (“Balmoral”) and serves on the boards of several other companies. We believe that Mr. McCann is qualified to serve on our Board of Directors due to his strategic vision for the Company and his long experience as an executive director of publicly traded companies. He earned his undergraduate and master’s degrees from Trinity College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Rory Byrne, B Comm, FCA, has been a director since February 2021 and serves as our Chief Executive Officer. Mr. Byrne was appointed Chief Executive Officer of Total Produce in 2006. Mr. Byrne led Total Produce through 15 years of sustained profitability and significant acquisition-led and organic expansion, with total Group revenue more than tripling during his tenure, from $1.9 billion in 2006 to $6.5 billion in 2021. While serving as Chief Executive Officer, he also oversaw Total Produce’s expansion into North American markets, including Total Produce’s 2013 investment in Canada-based Oppy and recent combination with Dole Food Company. Mr. Byrne has 34 years of experience in the fresh produce industry, having begun his career at Fyffes in 1988. At Fyffes, he held a number of senior positions including Finance Director of the Group’s U.K. business and Managing Director of its Spanish operations, before becoming Managing Director of the General Produce Division in 2002. Mr. Byrne is well recognized across the industry for his unique combination of leadership ability, strategic vision, creativity and strong drive for success. We believe that Mr. Byrne is qualified to serve on our Board of Directors due to his very extensive experience as a leader in the fresh produce industry and his experience as an executive director of a publicly traded company. He earned his undergraduate degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Johan Lindén, BBA, MBA, has been a director since July 2021 and serves as our Chief Operating Officer. Mr. Lindén was appointed as President and Chief Executive Officer of Dole Food Company in 2017. He began his career at Dole Food Company in 2000 within the European operations, initially serving as general manager at Dole Food Company’s value-added operation until 2008. From 2005 to 2008, he additionally acted as Deputy General Manager for Dole Food Company’s Swedish wholesale operation. In 2008, Mr. Lindén was promoted to General Manager of Fresh Fruit Northern Europe and was subsequently promoted to President of Dole Europe in 2010. In 2015, Mr. Lindén relocated to Dole Food Company’s U.S. corporate headquarters where he served as President and Chief Operating Officer. We believe that Mr. Lindén is qualified to serve on our Board of Directors due to his tenure as a senior leader within Dole Food Company and his extensive global experience within the produce industry. Mr. Lindén holds a B.B.A. in Business Administration from Schiller International University, Germany, with some of his undergraduate studies being completed at Iowa State University. He attended graduate school at Harvard University and earned his MBA from the University of Cape Town.
Jacinta Devine, FCA, was appointed to the Board on June 30, 2022 and serves as our Chief Financial Officer. Prior to her current role, she served as Company Secretary of Dole plc. Ms. Devine was appointed to the role of Company Secretary of Total Produce plc in 2017 having previously held the role of Assistant Company Secretary. Ms. Devine joined the Group in 1996 and, during her time with the Company, has held a number of senior accounting and finance positions, including Divisional Finance Director of Ireland and the UK. We believe that Ms. Devine is qualified to serve on our Board of Directors due to her longstanding experience in leadership positions in Total Produce and Dole plc, her understanding of finance and financial reporting processes, her experience in senior financial positions and her experience and knowledge of corporate governance matters from her time as company secretary of a publicly traded company. She is a Fellow of the Institute of Chartered Accountants in Ireland.
Timothy M. George, BA, MBA, has been a director since July 2021. Mr. George is Group Head of Lazard’s Consumer Retail and Leisure Group and a Vice Chair of Lazard. He has more than 35 years of experience in the investment banking industry and has advised numerous companies in recent years in the consumer, food, beverage and retail sectors including Alcon, Coca-Cola Enterprises, Diageo PLC, Dine Brands Global, Firmenich, General Mills, Givaudan, Kraft Heinz, McCain Foods, McDonald’s, Nestlé, Novartis, Post Holdings, Wendy’s International, Burger King and 3G Capital. Prior to joining Lazard, Mr. George was a Founding Partner of Greenhill & Co., LLC and a member of Greenhill’s Management Committee. Mr. George also headed Greenhill’s Consumer Products, Food and Beverage Group. Before joining Greenhill & Co., he held numerous senior roles in Morgan Stanley & Co., including Global Head of the Food, Beverage and Consumer Products Group, which he founded in 1989. Prior to 1984, Mr. George was a Vice President of Goldman Sachs and Assistant Treasurer of J.P. Morgan & Co. Mr. George served on the Board of Trustees of The University of Chicago and was formerly a member of its Executive Committee and Chair of the Board’s Financial Planning Committee. Also, he was a member of the Advisory Council of the Board of The University of Chicago Booth School of Business. Mr. George also served on the Board of Directors of Seminis, Inc., the largest developer, grower and marketer of fruit and vegetable seeds in the world. We believe that Mr. George is qualified to serve on our Board of Directors due to his experience in U.S. leadership positions in investment banking and his detailed knowledge of the food industry. Mr. George has an MBA in Accounting and Finance from the University of Chicago Booth School of Business and a BA in Economics and Finance from the University of Chicago.

Imelda Hurley, FCA, BBS, has been a director since July 2021 and is a member of the Audit Committee. Ms. Hurley was appointed to the Board of Total Produce as a Non-Executive Director in January 2019 and was a member of the Audit and Nomination Committees. Ms. Hurley has over 20 years of experience in leadership roles across a variety of sectors, including significant international food and agri-industry experience. She is currently the Chief Executive Officer of Coillte (appointed in 2019), Ireland’s commercial state forestry company, which is responsible for managing over one million acres of primary forested land. In addition, she is a Non-Executive Director of IBEC, the Irish Business and Employers Confederation, which is Ireland’s largest business representative group, and currently serves as President (appointed September 2022). From 2014 to 2018, Ms. Hurley was an Executive Director and Chief Financial Officer at Origin Enterprises plc, an international agri-services business. From 2011 to 2014, she was based between Hong Kong and the People’s Republic of China where she was Chief Financial Officer and Head of Sustainability for PCH International, a Silicon Valley-backed product development and supply chain management business. From 2001 to 2011, she held various positions including that of Group Finance Director at Greencore Group plc, an international convenience food producer. In addition, she worked in the Audit & Business Advisory practice of Arthur Andersen from 1994 to 2001. Ms. Hurley has also been a member of the Board of Bord Gais Eireann/Ervia, Ireland’s state-owned gas and electricity company, from 2010 to 2014 and served as Audit Committee Chair from 2011 to 2014. We believe that Ms. Hurley is qualified to serve on our Board of Directors due to her extensive experience in leadership positions in a number of large multinational food and supply chain management businesses, her understanding of finance and financial reporting processes and her experience as an executive director of a publicly traded company. Ms. Hurley holds a Bachelor of Business Studies from the University of Limerick in Ireland, is a Fellow of the Institute of Chartered Accountants in Ireland and has completed the Advanced Management Program at Harvard Business School.
Rose Hynes, BCL, AITI, has been a director since July 2021, is the lead independent director and is Chair of the Nomination and Corporate Governance Committee. Ms. Hynes was a director of Total Produce from November 2006. She is also currently the Chair of the Irish Aviation Authority and is a Non-Executive Director of Eir, an Irish telecommunications company. She is Deputy Chancellor of the University of Limerick and is a member of its Foundation Board. She is also an Adjunct Professor of Law at the University since 2014. Ms. Hynes has over 30 years of experience as a Non-Executive Director, senior executive and a commercial lawyer. In 1988, she joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel and Head of the Commercial Department. GPA was one of the world’s largest lessors and financiers of aircraft. She is a former Non-Executive Director of a number of companies, including Bank of Ireland, Fyffes plc, Aer Lingus Group plc and a former Chair of Bord Gais, the Irish Government-owned gas and electricity company, Shannon Group plc, the Irish Government-owned airport and property company and Origin Enterprises plc (the Irish and UK Stock Exchange listed Agri Services company). We believe that Ms. Hynes is qualified to serve on our Board of Directors due to her background as a lawyer and her wide-ranging experience as a senior non-executive director of other publicly traded companies. Ms. Hynes is a lawyer and a University College Dublin law graduate. She is an Associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators. She also holds a Diploma in Applied Finance from the Irish Management Institute.
Michael Meghen, BBS LLB, has been a director since July 2021 and is chair of the Compensation Committee and member of the Nomination and Corporate Governance Committee. Mr. Meghen was appointed to the Board of Total Produce as a Non-Executive Director in July 2018. Mr. Meghen was Chair of the Compensation Committee and a member of the Nomination Committee of Total Produce. For many years, he was a senior corporate partner at Arthur Cox, Ireland’s leading legal firm, in which he held a number of senior leadership roles and where he specialized in mergers and acquisitions. His years with Arthur Cox coincided with a period of transformational growth, both in the home market and internationally for many Irish businesses, and he led a diverse range of mergers, acquisitions and disposals across various industry sectors, including manufacturing, IT, hotels, retailing and distribution. Mr. Meghen also has experience in the negotiation and implementation of acquisitions, joint ventures and commercial contracts in Europe and the U.S., as well as in Central and South America. Mr. Meghen was formerly a non-executive director of Mars Foods Ireland Limited. We believe that Mr. Meghen is qualified to serve on our Board of Directors due to his background as a senior corporate lawyer and his in-depth experience of international mergers and acquisitions. Mr. Meghen is a lawyer and holds degrees in business and in law from Trinity College Dublin.

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
Jimmy Tolan, B Comm, FCA, has been a director since July 2021. Mr. Tolan has acted as an adviser to Total Produce on the initial investment in DFC Holdings in 2018 and had served on the Board of Dole Food Company since 2018. Mr. Tolan is currently Chair of a pharmacy retail group, McCauley, and he is also Chair of Carechoice, one of Ireland’s leading nursing home providers. Mr. Tolan has over 30 years of experience in the fresh produce industry, having joined Fyffes plc in 1990. He led the Corporate Development function in Fyffes from 1995 until he was appointed Chief Executive Officer of Fyffes in 2006, upon the demerger of Total Produce and Fyffes. In 2008 Mr. Tolan was appointed Chief Executive Officer of VHI, Ireland’s largest health insurer, where he served as Chief Executive Officer until 2012. He subsequently led PwC Ireland’s healthcare advisory business between 2012 and 2014. Since 2015, Mr. Tolan has been a non-executive chair of a number of organizations. He is a former chair of the Rehab Group, one of Ireland’s largest intellectual disability service providers. Mr. Tolan’s interest throughout his career, as both an executive and non-executive, is in supporting companies and organizations to achieve significant and sustainable growth. We believe that Mr. Tolan is qualified to serve on our Board of Directors due to his significant experience in mergers and acquisitions in the fresh produce industry and his experience as a director and non-executive director of other publicly traded companies. Mr. Tolan holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Kevin Toland, FCMA, has been a director since July 2021 and is Chair of the Audit Committee and member of the Compensation Committee. Mr. Toland was appointed to the board of Total Produce as a Non-Executive Director in July 2015 and was Chair of the Audit committee and a member of the Compensation Committee (prior Chair). He has 30 years of senior leadership experience in the beverage, food, nutrition, aviation and retail sectors. Mr. Toland was appointed as Chair of Ervia in January 2023 and is also the chair of Invert Robotics Group Limited. He was Chief Executive Officer of Aryzta AG, a global bakery company, from 2017 to 2020, prior to this he was Chief Executive Officer of daa plc, a state-owned international airport and airport related services group, from 2013 to 2017. Mr. Toland has also held various positions with Glanbia Plc, a global cheese and nutrition company, including Executive director of Glanbia PLC from 2002 to 2012, Chief Executive and President of Glanbia USA and Global Nutritionals from 2005 to 2012, Group Development Director, Chief Executive Officer of Glanbia Consumer Foods and Group Strategy and Marketing Director. He has also worked with Coca Cola in Russia and Ireland and with Diageo in Budapest and Ireland in various senior leadership roles. Mr. Toland also served as a director of the Irish Business and Employers Confederation from 2014 to 2021, including as Chair of the Finance and Audit Committee from 2019 to 2021. He was Chair of Identigen, a private equity-owned AgriTech company, that was recently sold to Merck plc. We believe that Mr. Toland is qualified to serve on our Board of Directors due to his high-level leadership experience in the food industry and his experience as a director of other publicly traded companies. Mr. Toland is a Fellow of the Chartered Institute of Management Accountants and holds a Diploma in Applied Finance from the Irish Management Institute.

B.    Compensation.
EXECUTIVE COMPENSATION
This section describes the remuneration of the executive directors of Dole plc, Carl McCann, Executive Chair; Rory Byrne, Chief Executive Officer; Johan Lindén, Chief Operating Officer; Jacinta Devine, Chief Financial Officer; and Frank Davis, our former Chief Financial Officer (collectively referred to herein as our “named executive officers”).
Objectives
Our policy on the remuneration of our named executive officers is designed to ensure that employment and remuneration conditions for senior executives effectively reward, retain and motivate them to perform in the best interests of shareholders.
Total Direct Pay Compensation
Total direct pay in Dole plc for our named executive officers now consists of three components: (1) basic pensionable salary, non-pensionable salary, as applicable, and director fees (together defined as “Fixed Salary”), (2) annual non-equity incentive awards, and (3) annual equity awards under the Dole plc 2021 Omnibus Incentive Compensation Plan (the “Omnibus Plan”).
Following a review by the Compensation Committee and the information gathered by and advice received from FW Cook, the Compensation Committee approved the fiscal year 2022 compensation and benefits provided to our named executive officers as set forth in the table below. Annual non-equity incentive awards are determined based on the achievement of certain strategic and performance targets, and annual equity awards are granted under the Omnibus Plan. The table below reflects Fixed Salary with effect from January 1, 2022, except in the case of Ms. Devine where Fixed Salary is effective from the date of her appointment as Chief Financial Officer on June 30, 2022.

Name	Domestic Currency	Fixed Salary Domestic Currency	Annual Target Incentive Opportunity (% of Fixed Salary) Domestic Currency	Annual Target Equity Award (% of Fixed Salary) Domestic Currency
Carl McCann	Euro	€ 809,370	(70%) € 556,559	(100%) € 809,370
Rory Byrne	Euro	€ 771,120	(100%) € 771,120	(150%) € 1,156,680
Johan Lindén	U.S. Dollars	$ 816,000	(100%) $ 816,000	(100%) $ 816,000
Frank Davis	Euro	€ 514,080	(100%) € 514,080	(100%) € 514,080
Jacinta Devine	Euro	€ 390,000	(75%) € 292,500	(75%) € 292,500
Our named executive officers are paid fees in respect of their director roles and responsibilities on the board of Dole plc (“director fees”). These fees are commensurate with fees paid to non-employee directors of Dole plc and form part of their Fixed Salary.
We do not have any written employment agreements with the named executive officers governing their duties and responsibilities as our executive directors.
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

Benchmarking

The Committee has retained the services of FW Cook, an independent executive compensation consulting firm, to review and advise on the Group’s executive compensation program, including the competitiveness of the Group’s executive compensation programs relative to comparable companies. FW Cook provides the Committee with relevant market data relating to each named executive officer’s position at Dole plc.

The Committee reviews the external pay data provided by FW Cook to understand the relevant labor markets in which Dole plc competes for executive talent. To this end, multiple data sources are considered to facilitate a broad understanding of market pay rates. These sources include a custom group of industry peer companies agreed in conjunction with FW Cook. The custom peer group includes U.S. companies in related industries that roughly approximate Dole plc in terms of size across a variety of metrics, including annual revenues, Adjusted EBITDA and capitalization. The custom peer group is shown below and comprises twenty-one companies in comparable industries and will be subject to periodic review.

Campbell Soup
Casey’s General Stores
Conagra Brands
Darling Ingredients
Flowers Foods
Fresh Del Monte Produce
Grocery Outlet Holding
Ingredion
J.M. Smucker
Lamb Weston
Performance Food Group
Pilgrim’s Pride
Post
Sanderson Farms
Seaboard
SpartanNash
Sprouts Farmers Market
TreeHouse Foods
United Natural Foods
US Foods Holding
Weis Markets
Fixed Salary
Fixed Salaries of named executive officers are reviewed annually by the Committee with regard to personal performance, Group performance and competitive market remuneration levels. Fixed Salaries of our named executive officers for 2022 reflect an increase of 2% over fiscal year 2021 levels.
Annual Incentive Plan
Annual Incentive Plan
Our named executive officers are eligible for annual non-equity incentive awards under the annual incentive plans in place in Dole. These awards, save in exceptional circumstances, are capped at 200% of an executive officer’s Fixed Salary.
For 2022, the annual non-equity incentive awards for our named executive officers were determined based on the achievement of approved Adjusted EBITDA performance budgetary goal for Dole under the Annual Incentive Plan (“the API”) and those awards are referred to hereafter as the “API awards”.

After determining the 2022 financial payout percentages, the Committee approved the following annual incentive cash payments. Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the rate of €1.00 to $1.04673, being the average mid-rate for 2022.

Name	Target Incentive (1) ($)	Financial Performance Rating (%)	Total Incentive Payment ($)
Carl McCann	593,034	66.7%	395,356
Rory Byrne	807,154	66.7%	538,103
Johan Lindén	816,000	66.7%	544,000
Frank Davis	269,051	66.7%	179,368
Jacinta Devine	153,084	66.7%	102,056
(1) Target incentive and total incentive payments for (i) Mr. Davis are for his term as Chief Financial Officer from January 1, 2022 to June 30, 2022 and (ii) Ms. Devine are for her term as Chief Financial Officer from June 30, 2022.
Equity Compensation Arrangements
Dole plc Employee Profit Sharing Scheme
We maintain employee profit sharing schemes for our Irish and U.K. employees, including our non-U.S. based named executive officers, under which the scheme trustees purchase shares in the market on behalf of the relevant employees. As a U.S. based employee, Johan Lindén was therefore not eligible to participate in these schemes. The maximum purchase that may be made by the Dole plc Employee Profit Sharing Scheme in any year on behalf of each of our non U.S. based executives, Messrs. McCann, Byrne and Davis, and Ms. Devine, is capped at €12,700 and each of the executives is appropriated shares of Dole plc from the scheme trust on the basis that the shares are not subject to vesting conditions and the executives have the benefit of all rights to the shares except that the shares cannot be sold within two years of being appropriated to the executives.
In fiscal year 2022, 5,310 ordinary shares in the Company were purchased by the trust at market value on behalf of the Messrs. McCann, Byrne and Davis and Ms. Devine under this scheme.
Dole plc 2021 Omnibus Incentive Compensation Plan
Long-term equity incentive awards assist us in recruiting and retaining individuals with ability and initiative by enabling such individuals to participate in our future success and aligning their interests with our interests and the interests of our shareholders. In consideration of the benefits of long-term equity incentive awards we adopted the Omnibus Plan, which became effective upon the completion of the Transaction and provides for a broad range of award types that may be granted under the terms of the plan.
2022 Equity Awards
Fiscal year 2022 long-term incentive awards for the named executive officers were delivered entirely in the form of Restricted Stock Units (“RSUs”), 50% of which are subject to a market condition (the “RSUs with a market condition”) and 50% of which are subject solely to time-based vesting, (the “Time-Based RSUs”). For the RSUs with a market condition, the number of shares earned may range from 0% to 200% of the target number of RSUs with a market condition granted based on share price for the performance cycle ending December 31, 2024. The Time-Based RSUs will vest 100% on December 31, 2024.
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
Furthermore, if there is a takeover, merger or consolidation of us by, with or into another corporation or a sale of substantially all of our Ordinary shares (a “Corporate Transaction”) that results in a change in control (as defined in the Omnibus Plan), and the outstanding awards under the Omnibus Plan are not assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the Committee will cancel any outstanding awards that are not vested and non-forfeitable as of the consummation of such Corporate Transaction (unless the Committee accelerates the vesting of any such awards) and with respect to any vested and non-forfeitable awards, the Committee may either (i) allow all grantees to exercise options within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options) if the vested awards were settled or distributed or such vested options were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option exceeds the amount payable per ordinary share in the Corporate Transaction and the option is not assumed or replaced by the surviving company (or its parent company), such options will be cancelled without any payment to the grantee.
Potential Payments Upon Termination or Change in Control
The following is summary of the terms of the Executive Severance Plan and does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which was attached as Exhibit 10.19 to the F-1 Filing. In the event a named executive officer experiences an involuntary termination of employment from the Company that constitutes a severance from employment as a direct result of a workforce reduction, elimination of operations or job elimination, subject to the executive’s execution of a release of claims, the executive will be eligible for severance equal to the sum of (i) two weeks of the executive’s weekly salary for each year of the executive’s service (pro-rated for partial years) and (ii) an additional number of weeks up to six weeks.
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
Any severance benefits payable to our named executive officers under the Executive Severance Plan shall be reduced (but not below $0.00) by amounts otherwise payable to such executive under any other severance plan or arrangement with or of the Company and also by the amount of statutory severance amount.

Summary Compensation Table(1)
The table below summarizes the compensation attributable to each of our named executive officers for the years 2022 and 2021. All amounts are shown in thousands.

Name and Principal Position	Year	Fixed Salary ($)	Bonus ($)	Stock Awards (3) ($)	Stock Option Awards ($)	Non-equity Incentive Plan Compensation (2) ($)	All Other Compensation (4) ($)	Total ($)
Carl McCann	2022	847	—	1,030	—	395	—	2,272
Executive Chair, Dole plc	2021	939	591	475	475	732	17	3,229

Rory Byrne (5)	2022	923	148	1,471	—	538	194	3,274
Chief Executive Officer, Dole plc	2021	1,022	726	675	675	996	219	4,313

Johan Lindén	2022	816	—	944	—	544	190	2,494
Chief Operating Officer, Dole plc	2021	800	1,610	400	400	845	175	4,230

Frank Davis (6)	2022	419	26	654	—	179	58	1,336
Chief Financial Officer, Dole plc	2021	596	591	300	300	664	142	2,593

Jacinta Devine (6)	2022	343	55	212	—	102	69	781
Chief Financial Officer, Dole plc
(1) Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the following rates: 2022: €1.00 to $1.04673 and 2021: €1.00 to $1.1824. These are the annual average mid rates for the respective periods as per the Dole Annual Financial Statements.
(2) Amounts shown represent the API awards payable to the executive directors based on the achievement of the applicable performance goals under the API.
(3) Amounts shown for 2022 represent RSU awards granted under the Omnibus Plan.
(4) Amounts shown represent the value of benefits paid by us, including all taxable expenses, health benefit payments, pension contributions and cash allowances in lieu of the prospective pension entitlements foregone. Specifically, for 2022: (i) for Mr. Byrne, the amount reflects $6,934 in motor expenses and $187,365 cash allowance in lieu of the pension entitlements foregone; (ii) for Mr. Lindén the amount reflects $102,911 ESP contributions, $24,200 in 401(k) contributions, $25,276 in health benefit payments, $23,691 in lieu of vacation pay and pension contributions and $13,562 in relocation and other expenses; (iii) for Mr. Davis, the amount reflects $851 in fees and $57,289 cash allowance in lieu of pension entitlements foregone and (iv) for Ms. Devine, the amount reflects employer pension contributions of $68,527.
(5) Amounts for Mr. Byrne include remuneration paid to his wife, who is an employee of a subsidiary of Dole. See “Item 7B. Related party transactions.”
(6) Amounts shown for Mr Davis and Ms. Devine are for full year 2022 and for Mr. Davis include his compensation for his term as Chief Financial Officer from January 1, 2022 to June 30, 2022 and for Ms. Devine include her compensation for her term as Chief Financial Officer from June 30, 2022.

Outstanding Equity Awards at Fiscal Year End
As of December 31, 2022, our named executive officers held the following beneficial interests in stock options or other equity or equity-based grants under the Omnibus Plan.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares,Units or Other Rights That Have Not Vested (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Carl McCann	—	106,026	—	16.00	07/29/2031	62,311	601,301	32,624	314,822
Rory Byrne	—	150,669	—	16.00	07/29/2031	88,810	857,017	46,623	449,912
Johan Lindén	—	89,285	—	16.00	07/29/2031	54,912	529,901	29,912	288,651
Frank Davis	—	66,964	—	16.00	07/29/2031	18,750	180,938	3,454	33,331
Jacinta Devine	—	—	—	—	—	10,302	99,414	8,562	82,623
(1) The vesting schedule for all outstanding unvested stock and stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% will vest on July 30, 2024
08/03/2021	Time-Based RSUs	100% will vest on August 3, 2024
12/07/2021	Time-Based RSUs	100% will vest on December 7, 2024
03/16/2022	Time-Based RSUs	100% will vest on December 31, 2024
03/16/2022	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2024
(2) The market value of unearned shares is based on the December 31, 2022 closing share price of $9.65. The market value of unearned RSUs with a market condition assumes payout at target number of RSUs with a market condition.
Pension, Retirement, Nonqualified Deferred Compensation or Similar Benefits
Mr. McCann, Mr. Byrne and Mr. Davis have agreed to cap their pension entitlements in line with the provisions of the Irish Finance Acts 2006 and 2011, and where applicable receive a supplementary, taxable, non-pensionable cash allowance or a contribution to a defined contribution scheme in lieu of prospective pension entitlements. The actual cash allowances or contributions to a defined contribution scheme in lieu of the prospective pension entitlements foregone for 2022 were $187,365 and $57,289 for Mr. Byrne and Mr. Davis respectively. No payments were made to Mr. McCann for 2022. In the case of Messrs. McCann, Byrne and Davis, whose pension entitlements have been capped, pensions are calculated to provide for two thirds of the aggregate of such executive officers’ fees and basic pensionable salary to the date of opt out with benefits in respect of dependents continuing to accrue. The supplementary cash allowances have been reduced to allow for increases in dependents’ benefits that accrued during the year.
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
Ms. Devine is eligible to participate in a defined contribution scheme and the cash contributions paid into this scheme for Ms. Devine in 2022 were $65,468.
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
Specifically, commencing with the completion of the Transaction, and having taken into account the information gathered from the compensation review and the advice received from FW Cook, each non-employee director member of the Dole plc board of directors is entitled to receive an annual cash retainer of $85,000 and an annual award of restricted stock units with a grant date value of $85,000, which vests in full on the one-year anniversary of the grant date. In addition, each committee chair also receives an annual cash retainer of $10,000.
With the exception of travel expenses, non- employee directors are not eligible for pension benefits, non-qualified deferred compensation or any other cash, equity award or other benefit or fringe benefit.
The following table presents the individual compensation and benefits provided to our non-employee directors during the fiscal years ended December 31, 2022 and December 31, 2021 and are shown in U.S. dollars and thousands:

Name	Year	Fees Earned in Cash (1)($)	Stock Awards (2) ($)	Total Fees ($)
Timothy George	2022 2021	85 35	85 85	170 120
Imelda Hurley	2022 2021	85 89	85 85	170 174
Rose Hynes	2022 2021	95 96	85 85	180 181
Michael Meghen	2022 2021	95 96	85 85	180 181
Helen Nolan	2022 2021	85 89	85 85	170 174
Jimmy Tolan	2022 2021	85 35	85 85	170 120
Kevin Toland	2022 2021	95 96	85 85	180 181
(1) All amounts shown are in U.S. dollars. Translations from euro into U.S. dollars for 2021 were made at the rate of €1.00 to $1.1824, being the average mid-rate for 2021. No translation of amounts for 2022 was required as all amounts were denominated in U.S. dollars.
(2) All stock awards listed above represent the annual award of Time-Based RSUs granted to the non-employee directors. They vest 100% on the first anniversary of the date of grant. The Time-Based RSUs granted in 2021 vested on August 3, 2022 and the Time-Based RSUs granted in 2022 will vest on June 1, 2023. The Time-Based RSUs awarded are entitled to cash dividend equivalents.

C.    Board practices.
Composition of the Board of Directors
Our Articles of Association provide that the number of directors will be not less than three and not more than fourteen. Our Board of Directors is composed of eleven members. Carl McCann serves as the Chair of the Board of Directors. The term of each director’s service is as follows:

Name	Date Elected	Expiration of Current Term
Carl McCann	February 8, 2021	2025 annual general meeting
Rory Byrne	February 8, 2021	2024 annual general meeting
Johan Lindén	July 18, 2021	2023 annual general meeting
Jacinta Devine	June 30, 2022	2023 annual general meeting
Timothy M. George	July 18, 2021	2024 annual general meeting
Imelda Hurley	July 18, 2021	2024 annual general meeting
Rose Hynes	July 18, 2021	2025 annual general meeting
Michael Meghen	July 18, 2021	2025 annual general meeting
Helen Nolan	July 18, 2021	2025 annual general meeting
Jimmy Tolan	July 18, 2021	2023 annual general meeting
Kevin Toland	July 18, 2021	2023 annual general meeting
Director Independence
As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our Board of Directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our Board of Directors has determined that each of Timothy George, Imelda Hurley, Rose Hynes, Michael Meghen, Helen Nolan and Kevin Toland do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as defined under NYSE rules.
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
•reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•has the sole discretion to annually appoint our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.
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
The members of the Nomination and Corporate Governance Committee are Rose Hynes (Chair), Michael Meghen and Timothy George.
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

D.    Employees.
Employees
In fiscal year 2022, we had approximately 37,422 full-time employees on average worldwide. The following table describes our average employees by reportable segment for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

	2022	2021	2020
Fresh Fruit	23,915	24,545	—
Fresh Vegetables	2,688	3,365	—
Diversified Fresh Produce – EMEA	6,448	5,555	5,278
Diversified Fresh Produce – Americas & ROW	4,371	5,035	696
Total	37,422	38,500	5,974
Approximately 31% of our full-time employees work under collective bargaining agreements, some of which are in the process of being renegotiated. These agreements are subject to periodic negotiation and renewal. We believe that our relations with our employees are generally positive.
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

Community Outreach. Health, education and entrepreneurship are the key focus areas for our community development efforts. In the Americas, our farms and facilities support community initiatives that have been nominated by employees or where there is a clear local need. Nearly 20 years ago, Dole Food Company and a group of independent growers in Ecuador set up a foundation with a clear purpose: find ways to improve the lives of workers and communities in and around the companies’ farms and facilities. The Dalé Foundation continues its work to fulfill that mission today in both Ecuador and Peru. In 2000, the foundation adapted mobile medical units with the objective of bringing health to the farthest places where our workers live. They also have been used to offer emergency medical interventions in the wake of events such as floods. Since 2019, there are a total of 18 medical facilities in operation, five of which are mobile. This service benefits not only agricultural workers and their families, but also others in the community who need medical assistance. The foundation has established two schools since its founding and supports others by providing infrastructure improvements and health programs for students. Another of the foundation’s key programs is called Training for Entrepreneurship. The objective is to train people so that they can establish a small business and thus improve family income and, at the same time, improve their quality of life. The foundation also offers workshops and talks on topics that are relevant to communities.
We also actively contribute to the communities in which we trade, supporting multiple initiatives across the world by educating, inspiring and empowering people to lead healthier lives. For example, our ongoing support of the Incredible Edibles Program in Ireland is dedicated to teaching nearly 50,000 school children each year to grow fresh fruits and vegetables.
E.    Share ownership.
Shareholdings of Our Current Executive Officers and Non-Employee Directors
The interests of the named executive officers and non-employee directors of Dole plc in the issued share capital of the Company as of March 3, 2023 was as follows. For further information refer to “Item 6B. Compensation”.

	Ordinary Shares (#)	Ordinary Shares (%)	Stock Options (#) (1) (2)	Time-Based RSUs (#) (2)	RSUs with a market condition (#) (2)
Carl McCann	734,508	0.774%	106,026	62,311	32,624
Rory Byrne	407,410	0.429%	150,669	88,810	46,623
Johan Lindén	110,000	0.116%	89,285	54,912	29,912
Jacinta Devine	30,699	0.032%	—	10,302	8,562
Timothy George	3,290	0.003%	—	8,300	—
Imelda Hurley	2,820	0.003%	—	8,300	—
Rose Hynes	9,889	0.010%	—	8,300	—
Michael Meghen	5,162	0.005%	—	8,300	—
Helen Nolan	9,693	0.010%	—	8,300	—
Jimmy Tolan	13,349	0.014%	—	8,300	—
Kevin Toland	17,168	0.018%	—	8,300	—
Total	1,343,988	1.414%	345,980	274,435	117,721
(1) All stock options listed in the table above have an exercise price of $16.00 per share and an expiration date of July 29, 2031.
(2) The vesting schedule for all outstanding unvested stock and stock options listed in the table above is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% will vest on July 30, 2024
08/03/2021	Time-Based RSUs	100% will vest on August 3, 2024
12/07/2021	Time-Based RSUs	100% will vest on December 7, 2024
03/16/2022	Time-Based RSUs	100% will vest on December 31, 2024
06/01/2022	Time-Based RSUs	100% will vest on June 1, 2023
03/16/2022	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2024

Stock Ownership Guidelines
We recognize the importance of aligning our executive officers interests with those of our shareholders through the building of executive shareholdings in the Company. Dole plc has adopted shareholding guidelines, whereby our named executive officers will be required, under normal circumstances, to acquire a holding of shares in Dole plc equal to 100% of their Fixed Salary, typically over a five-year period, commencing on the date of their appointment to the Board.
As of December 31, 2022, all of our named executive officers with the exception of Ms. Devine who has been recently appointed to the Board had satisfied the required shareholding threshold.
Item 7.        Major Shareholders and Related Party Transactions
A.    Major shareholders.
PRINCIPAL SHAREHOLDERS
As of March 3, 2023, Dole plc has 94,899,194 Ordinary shares outstanding. Dole’s Ordinary shares are listed and can be traded on the NYSE in U.S. dollars. Such shares may be held in the following two ways:
•beneficial interests in Dole’s Ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form.

All of Dole’s Ordinary shares that are held in a securities depository are held at DTC. As of March 3, 2023, there were 109 record holders in the U.S. (i.e., banks or brokers) holding approximately 70,763,115 of Dole’s outstanding Ordinary shares through their accounts at DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. Also as of the same date, there were 3,339 record holders holding approximately 10,763,632 of Dole’s outstanding Ordinary shares whose addresses on record with our transfer agent indicate that they are residents of Ireland.
The following table sets forth each person known by us to beneficially own more than 5% of our Ordinary shares as of March 3, 2023. Our major shareholders do not have different voting rights. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder, unless noted otherwise, subject to community property laws where applicable.

	Number of Ordinary shares	Percentage owned
David H. Murdock(1)	11,917,263	12.6%
Bruce C. Taylor(2)	7,717,538	8.1%
Pale Fire Capital SE(3)	7,363,052	7.8%
Balkan Investment Unlimited Company and related parties(4)	7,299,375	7.7%
BDL Capital Management SAS(5)	5,830,331	6.1%

(1)Consists of 9,840,699 Ordinary shares held by The Murdock Group, LLC ("TMG"), which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee, and 2,076,564 Ordinary shares which are held indirectly through Castle & Cooke Investments, Inc., which is wholly owned by TMG, which is owed by The David Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee.
(2)The number of shares beneficially owned is based on information set forth in a Schedule 13G/A filed with the SEC on February 14, 2023. The filing indicated that Mr. Taylor held 7,717,538 Ordinary Shares as of December 31, 2022.
(3)The number of shares beneficially owned is based on information set forth in a Schedule 13D of Pale Fire Capital SE ("Pale Fire Capital"), filed with the SEC on December 27, 2022. The filing indicated that Pale Fire Capital held 7,363,052 Ordinary Shares as of December 27, 2022.
(4)Consists of (i) 2,231,370 Ordinary shares held directly by Balkan Investment Unlimited Company (“BIUC”) and (ii) 5,068,005 Ordinary shares held by related parties of BIUC. Mary McCann has indirect voting and dispositive power over the shares held by BIUC and related parties in Dole plc. Carl McCann is one of the sons of Mrs. McCann.

(5)In compliance with the provisions of the Irish Companies Act, 2014, BDL Capital Management SAS ("BDL") gave notice on February 2, 2023 of a notifiable interest in the share capital of the Company of 5,830,331 Ordinary shares.
Please see “Item 6B. Compensation - Potential Payments Upon Termination or Change in Control” for information regarding change in control arrangements.
B.    Related party transactions.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party, other than compensation arrangements, which are described where required under “Item 6B. Compensation.”
The C&C Parties holding Ordinary shares received in connection with the IPO and the Merger are entitled to certain registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into concurrently with the consummation of the Transaction. Pursuant to the Registration Rights Agreement, the C&C Parties are entitled to make long form and short form demands, subject to the conditions therein, that we register such Ordinary shares. In addition, the C&C Parties have certain “piggy-back” registration rights with respect to registration statements filed hereafter. If exercised, these registration rights would enable holders to transfer these securities without restriction under the Securities Act, when the applicable registration statement is declared effective. We will bear the expenses incurred in connection with the filing of any such registration statements. The Registration Rights Agreement also contains customary indemnification and contribution provisions.
Our Articles of Association provide that we will indemnify our directors and officers to the fullest extent permitted by law. See “Indemnification” in “Item 6.C. Board Practices” for further detail.
During the normal course of business, Dole has sales to and purchases from unconsolidated affiliates. Refer to Note 23 “Investments in Unconsolidated Affiliates” in the consolidated financial statements included herein for further detail.
For further discussion on other significant related party transactions we entered into during the years ended December 31, 2022, 2021 and 2020, see Note 20 “Related Party Transactions” in the consolidated financial statements included herein for further detail.
Natalia Martinez, the spouse of Mr. Byrne, the Company’s Chief Executive Officer, is the Finance Director of EurobananCanarias S.A, one of the Company’s subsidiaries. Ms. Martinez has been an employee of the Group since 1994. Ms. Martinez’s total compensation is commensurate with the amounts paid to similarly situated employees.
David McCann, the brother of the Company’s Executive Chair Mr. Carl McCann, serves as an advisor to the Company through services rendered to Dole Management Services Limited, one of the Company’s subsidiaries. Mr. David McCann’s total compensation is commensurate with the amounts paid to similarly situated employees.
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

Item 8.        Financial Information
A.    Consolidated Statements and Other Financial Information.
Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements as of December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 and report of our independent registered public accounting firm included herein.
Export Sales
In the year ended December 31, 2022, the amount of sales outside of Ireland was $8.8 billion which represents 96% of our total sales. Refer to Note 5 “Revenue” included in the consolidated financial statements included herein for further detail.
Legal or arbitration proceedings
See Note 19 “Commitments and Contingencies” in the our consolidated financial statements included herein for additional information regarding legal proceedings.
Dividend Policy
Dole plc’s principal capital allocation priorities are reinvesting into the existing business, pursuing external growth opportunities, and returning cash to the holders of its Ordinary shares, including in the form of cash dividends. Total Produce has a long history of paying regular interim and final cash dividends to its shareholders each year. Dole plc intends to pay quarterly cash dividends on our Ordinary shares at the discretion of our Board of Directors and subject to earnings, financial condition, operating results, capital requirements and other relevant factors consistent with applicable law.
Any declaration and payment of future dividends to holders of our Ordinary shares, however, will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our Board of Directors deem relevant. The declaration, amount and timing of payment of any future dividends will therefore be subject to the assessment of these factors at the time by our Board of Directors. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries.
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
B.    Significant Changes.
Except otherwise disclosed within this Annual Report on Form 20-F, no significant change has occurred since December 31, 2022.
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
C.    Material contracts.
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.
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
This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of our Ordinary shares. The summary applies only to Non-Irish Holders who hold their Ordinary shares as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

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
Stamp Duty
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares acquired. Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.
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
Holders of our Ordinary shares wishing to transfer their Ordinary shares into (or out of) DTC may do so without giving rise to Irish stamp duty, provided that:
•there is no change in the beneficial ownership of such shares as a result of the transfer; and
•the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.
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

General Exemptions
Irish domestic law provides that a non-Irish resident holder of our Ordinary shares is not subject to DWT on distributions received from the Company if such holder of our Ordinary shares is beneficially entitled to the distribution and is either:
•a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland;
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
Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this filing.
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
Ordinary Shares Held by U.S. Resident Shareholders
Distributions paid in respect of our Ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT, provided the address of the beneficial owner of such Ordinary shares in the records of the broker holding such Ordinary shares is in the U.S. (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of our Ordinary shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).
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

Capital Acquisitions Tax (“CAT”)
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
U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary shares by a U.S. Holder (as defined below) that acquires our Ordinary shares and holds our Ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
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
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust, (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.
Dividends
Any cash distributions (including the amount of any Irish tax withheld) paid on our Ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) (A) our Ordinary shares on which the dividends are paid are readily tradable on an established securities market in the U.S., or (B) we are eligible for the benefits of the United States-Ireland income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year (see “Passive Foreign Investment Company Considerations” below), and (iii) certain holding period requirements are met. We expect our Ordinary shares to continue to be readily tradable on an established securities market in the U.S., although there can be no assurance in this regard. Additionally, we expect to be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Ordinary shares, regardless of whether such shares are considered readily tradable on an established securities market in the U.S., would be eligible for the reduced rates of taxation described in this paragraph, provided the other conditions described above are satisfied. The Company will be responsible for withholding any taxes required if the payee has not provided proper documentation that they are exempt from such withholding tax.
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
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the current and anticipated value of our assets and composition of our income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination as to whether we are a PFIC for any taxable year is a fact-intensive determination that depends, in part, upon the composition and classification of our income and assets, and cannot be made until after the end of a taxable year.
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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks from adverse changes in foreign exchange rates, interest rates and commodity prices, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through our regular operating and financing activities and through entering into derivative contracts to reduce unanticipated fluctuations in earnings and cash flows that may arise from variations in foreign currency exchange rates, bunker fuel prices and interest rates. Dole does not utilize derivatives for trading or other speculative purposes and our utilization of financial instruments in managing market risk exposures is consistent with the prior year.
Foreign Currency Contracts
Within its operating entities, Dole has transaction risk as our sales and operations are denominated in both the functional currency of the operating entities and in a variety of other major currencies. We also source the majority of our products in locations that are foreign to the purchasing entity and accordingly are exposed to changes in exchange rates between the functional currency of the operating entity and currencies in these sourcing locations. Our exposure to exchange rate fluctuations in these sourcing locations is partially mitigated by entering into U.S. dollar denominated contracts for third-party purchased product and most other major supply agreements, including shipping contracts. However, we are still exposed to those costs that are denominated in local currencies, primarily the Honduran lempira, Costa Rican Colón and Mexican peso.
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
As of December 31, 2022, the nominal amounts of Dole’s foreign currency hedge portfolio was as follows:

Notional Amount
United States Dollar	$53.0 million
Euro	€375.5 million
British Pound Sterling	£12.9 million
Swedish Krona	SEK 22.0 million
These values include derivative instruments that are designated and qualify for hedge accounting as well as economic or fair hedges. The fair value of all foreign currency derivatives that qualify for hedge accounting at December 31, 2022 was a liability of $5.7 million and an asset of $0.5 million, and for the year ended December 31, 2022, we recorded realized gains of $22.5 million and unrealized losses of $6.4 million. We currently estimate that a 10% weakening of the U.S. dollar would have increased unrealized losses to $30.0 million, assuming that each exchange rate would change in the same direction relative to the U.S. dollar. A similar change on fair value hedges would not have resulted in a material change in the fair value of the hedges or on our results of operations.
The fair value of all foreign currency derivatives that do not qualify for hedge accounting at December 31, 2022 was a liability of $0.2 million and an asset of $0.9 million, and for the year ended December 31, 2022, we recorded realized gains of $3.3 million and unrealized gains of $0.6 million. We currently estimate that a 10% weakening of the U.S. dollar would not have resulted in a material change in the fair value of the hedges or on our results of operations.
Bunker Fuel Hedges
We use a number of commodities in our operations and are most exposed to market fluctuations in prices of commodities to the extent that market prices and our contract prices are not or cannot be adjusted to compensate. We enter into bunker fuel hedges to reduce our risk related to price fluctuations on anticipated bunker fuel purchases in markets where we do not have contract prices that adjust to changes in fuel prices.

At December 31, 2022, bunker fuel hedges had an aggregate outstanding notional amount of 25.5 thousand metric tons. The fair value of the bunker fuel hedges at December 31, 2022 was a liability of $3.4 million, and for the fiscal year ended December 31, 2022, we recorded realized gains of $2.8 million and unrealized losses of $3.4 million. We currently estimate that 10% increase in the underlying price of bunker fuel would have not resulted in a material change in the fair value of the hedges or on our results of operations.
Interest Rate Risk
At December 31, 2022 , Dole has $1.2 billion in indebtedness, primarily with variable rate facilities. Therefore, changes in interest rates in our indebtedness could have a material impact on our financial results. See Note 14 “Debt” to the consolidated financial statements included herein for additional information regarding our debt.
We enter into interest rate swaps to hedge our exposure to changes in interest rates on our significant debt facilities. As of December 31, 2022, we held an aggregate notional amount of $700.0 million of interest rate swaps with maturity dates ranging from three to five years that effectively converted the rate of $700.0 million of debt from variable to fixed. The interest rate swaps fixed the paying rate of interest at rates between 0.50% and 2.57%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 4.39% as of December 31, 2022.
The fair value of the interest rate swaps at December 31, 2022 was an asset of $59.1 million and for the fiscal year ended December 31, 2022, we recorded unrealized gains of $49.0 million through accumulated other comprehensive income.
Including the impact of hedging instruments, we estimate that a 1% increase in interest rates would result in a net increase to interest expense of $6.7 million.
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
Item 13.        Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D.    Material Modifications to the Rights of Security Holders.
None.
E.     Use of Proceeds
Not applicable.
Item 15.        Controls and Procedures
A.    Disclosure Controls and Procedures.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective as a result of the material weakness discussed below.
B.    Management’s Annual Report on internal control over financial reporting.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in accordance with U.S. GAAP, and that its receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. Internal control over financial reporting may not prevent or detect misstatements due to its inherent limitations. Additionally, any projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.
Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, and under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because of the material weakness described below. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis. Notwithstanding the identified material weakness, the Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly represent in all material respects our results of operations, financial condition and cash flows for the year ended December 31, 2022.

Material Weakness in Internal Control over Financial Reporting
As of December 31, 2021, we identified a material weakness related to ineffective design of controls over review of manual journal entries. Although significant progress was made in the current year to remediate the material weakness relating to journal entries, we have not fully remediated this material weakness, which caused us to conclude that the material weakness continued to exist as of December 31, 2022. The control deficiency resulted in no misstatements in the financial statements; however, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.
C.    Attestation report of the registered public accounting firm.
KPMG, the independent registered public accounting firm that audited the consolidated financial statements for the year ended December 31, 2022, included in this Annual Report on Form 20-F, issued an adverse report on the Company’s internal control over financial reporting reflecting this material weakness as of December 31, 2022.

D.    Changes in internal control over financial reporting.
Other than the remediation efforts described below taken to address the material weakness during the period covered by this Annual Report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Remediation Plan and Status
Management has developed a remediation plan that includes, but is not limited to, (i) assessing the processes and controls over review of manual journal entries, (ii) seeking to automate, where possible and practical, the entry posting process and (iii) improving the segregation of duties in connection therewith. Based on the results of our assessment, we intend to undertake such additional measures as deemed necessary, including enhancing the design of the manual journal entry process to better enable the complete and proper review of manual journal entries, including the supporting documentation.

While the foregoing measures are intended to effectively remediate the material weakness relating to the review of manual journal entries, it is possible that additional remediation steps will be necessary. As we continue to evaluate and implement our plan to remediate the material weakness, management may decide to take additional measures to address the material weakness or modify the remediation steps described above. Until this material weakness is remediated, we plan to continue to perform additional analyses and other procedures to help ensure that our consolidated financial statements are prepared in accordance with U.S. GAAP.
Item 16.        [Reserved]
Item 16A.    Audit committee financial expert
Our Board of Directors has determined that each director appointed to the audit committee is financially literate, and our Board of Directors has determined that each audit committee member qualifies as an audit committee financial expert and each is independent as defined under the NYSE listing standards. Refer to “Item 6. Directors, Senior Management and Employees” for further detail on each of their backgrounds.
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

Item 16C.    Principal Accountant Fees and Services
Our principal accountant for the years ended December 31, 2022 and December 31, 2021 was KPMG. We incurred the following fees from KPMG for professional services for the years ended December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021

Principal Accountant fees:	(U.S. Dollars in thousands)
Audit fees	$9,145	$8,384
Tax fees	454	1,732
Audit-related fees	20	6
All other fees	—	—
Total fees	$9,619	$10,122
“Audit fees” are the aggregate fees earned by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by KPMG for professional services rendered for tax compliance activities. “Audit-related fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for agreed-upon procedures engagements and other attestation services subject to regulatory requirements. “All other fees” are fees billed in each of the last two fiscal years for products and services provided by KPMG, other than the services reported in the aforementioned categories in this section.
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories of Audit Services, Audit-Related Services, Tax Services and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2022, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.
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
1.1
Memorandum and Articles of Association of Dole plc (incorporated by reference to Exhibit 3.1 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

2.1
Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Registration Statement on Form 8-A (File No. 333-257621) that was filed on July 29, 2021 by Dole plc)

4.1
Credit Agreement, dated as of March 26, 2021, among Total Produce plc, the lenders from time to time party thereto and Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.2
Transaction Agreement, dated February 16, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation (incorporated by reference to Exhibit 10.9 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.3
Amendment No. 1 to Transaction Agreement, dated April 23, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Dole Limited and Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation (incorporated by reference to Exhibit 10.10 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.4
Registration Rights Agreement, dated August 3, 2021, among Dole plc and The Murdock Group, LLC, Castle & Cooke Holdings, Inc. (incorporated by reference to Exhibit 4.4 to the Registrant's Form 20-F (File No. 001-40695), filed with the Securities and Exchange Commission on March 22, 2022)

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
Retention Agreement between Dole Food Company, Inc. and Johan Lindén, dated June 14, 2018 (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-1/A (File No. 333-257621), filed with the Securities and Exchange Commission on July 19, 2021)

4.13
Stock Purchase Agreement, dated as of January 30, 2023, by and among Fresh Express Acquisitions LLC, Dole Fresh Vegetables, Inc., Bud Antle, Inc., Dole Food Company, Inc., solely for the purposes set forth therein, and Fresh Express Incorporated, solely for the purposes set forth therein (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K (File No. 001-40695), filed with the Securities and Exchange Commission on January 31, 2023)

8.1		List of Significant Subsidiaries (incorporated by reference to Exhibit 22.1 to the Registrant’s Form F-1 (File No. 333-257621), filed with the Securities and Exchange Commission on July 2, 2021.
12.1	*	Certification by Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	*	Certification by Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	*	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Independent Registered Public Accounting Firm
101.INS	*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	*	Inline XBRL Schema Document
101.CAL	*	Inline XBRL Calculation Linkbase Document
101.DEF	*	Inline XBRL Definition Linkbase Document
101.LAB	*	Inline XBRL Label Linkbase Document
101.PRE	*	Inline XBRL Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.
† Management contract or compensatory plan or arrangement.

DOLE PLC
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 22, 2023	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer

Dole plc

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Dole plc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Dole plc and subsidiaries (“the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Impairment assessment of the Dole brand intangible asset and goodwill for the Fresh Fruit reporting unit
As discussed in Notes 2 and 13 to the consolidated financial statements, the carrying amount of the Dole brand intangible asset and goodwill related to the Fresh Fruit reporting unit were $306,280 thousand and $273,275 thousand, respectively, as of December 31, 2022. The Company evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. For the 2022 annual impairment assessment of the Dole brand intangible asset and each reporting unit with goodwill, the Company elected to perform the quantitative assessment with the assistance of a third-party specialist.

We identified the evaluation of the impairment assessment of the Dole brand intangible asset and goodwill related to the Fresh Fruit reporting unit as a critical audit matter. Subjective auditor judgment and specialized skills and knowledge were required in assessing the key assumptions used in the impairment assessment to estimate the fair values of the Dole Brand and Fresh Fruit reporting unit, specifically the discount rates, and the Dole brand royalty rate. Minor changes to these assumptions would have a significant effect on the estimated fair value.
The following are the primary procedures we performed to address this critical audit matter:
–We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s goodwill and intangible assets process, including controls related to the key assumptions.
–We involved valuation professionals with specialized skills and knowledge, who assisted in:
•evaluating the discount rates, by comparing them against ranges that were independently developed using publicly available market data for comparable entities, and
•evaluating the royalty rate through the excess earnings approach, by assessing qualitative factors specific to Fresh Fruit reporting unit and the Dole brand, and by comparing it to market benchmarks and royalty rates for comparable brands.
(signed) KPMG
We have served as the Company’s auditor since 2006.
Dublin, Ireland
March 22, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Dole plc:
Opinion on Internal Control Over Financial Reporting
We have audited Dole plc and subsidiaries (“the Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 22, 2023 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to an ineffective design of controls over review of manual journal entries has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
(signed) KPMG
Dublin, Ireland
March 22, 2023

DOLE PLC
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$228,840	$250,561
Short-term investments	5,367	6,115
Trade receivables, net of allowances for credit losses of $19,130 and $22,064, respectively	605,154	719,114
Grower advance receivables, net of allowances of $15,817 and $9,606, respectively	120,940	72,350
Other receivables, net of allowances of $14,810 and $14,066, respectively	137,575	125,908
Inventories, net of allowances of $4,410 and $7,447, respectively	436,878	410,737
Prepaid expenses	55,045	45,339
Other current assets	15,034	11,011
Assets held-for-sale	645	200
Total current assets	1,605,478	1,641,335
Long-term investments	16,498	23,433
Investments in unconsolidated affiliates	124,239	128,407
Actively marketed property	31,007	50,364
Property, plant and equipment, net of accumulated depreciation of $404,009 and $283,677, respectively	1,343,307	1,430,850
Operating lease right-of-use assets	392,797	368,632
Goodwill	497,453	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $120,315 and $117,499 respectively	50,990	62,046
Other assets	159,681	98,917
Deferred tax assets, net	64,112	46,371
Total assets	$4,591,842	$4,667,968
LIABILITIES AND EQUITY
Accounts payable	$729,615	$696,766
Income taxes payable	11,558	10,316
Accrued liabilities	465,626	464,931
Bank overdrafts	8,623	9,395
Current portion of long-term debt, net	97,435	51,785
Current maturities of operating leases	81,968	73,046
Payroll and other tax	28,913	35,212
Contingent consideration	1,791	2,958
Pension and postretirement benefits	17,287	17,664
Dividends payable and other current liabilities	17,698	9,078
Total current liabilities	1,460,514	1,371,151
Long-term debt, net	1,127,321	1,297,808
Operating leases, less current maturities	320,272	305,714
Deferred tax liabilities, net	143,376	145,689
Income taxes payable, less current portion	30,458	40,439
Contingent consideration, less current portion	5,022	4,302
Pension and postretirement benefits, less current portion	124,646	152,149
Other long-term liabilities	61,248	105,310
Total liabilities	$3,272,857	$3,422,562
Commitments and contingent liabilities (See Note 19)
Redeemable noncontrolling interests	32,311	32,776
Stockholders’ equity:
Common stock — $0.01 par value; 300,000,000 shares authorized and 94,899,194 and 94,877,706 shares outstanding as of December 31, 2022 and December 31, 2021, respectively	949	950
Additional paid-in capital	795,063	792,223
Retained earnings	469,249	413,335
Accumulated other comprehensive loss	(104,133)	(125,919)
Total equity attributable to Dole plc	1,161,128	1,080,589
Equity attributable to noncontrolling interests	125,546	132,041
Total equity	1,286,674	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$4,591,842	$4,667,968

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenue, net	$9,228,853	$6,454,402	$4,345,939
Cost of sales	(8,634,144)	$(6,105,271)	$(4,012,348)
Gross profit	594,709	349,131	333,591
Selling, marketing, general and administrative expenses	(491,712)	(349,769)	(264,844)
Merger, transaction and other related costs	—	(30,072)	(396)
Gain on disposal of businesses	192	11	—
Impairment of property, plant and equipment	(397)	—	(1,210)
Gain on asset sales	11,634	581	—
Operating income (loss)	114,426	(30,118)	67,141
Other income (expense), net	11,322	8,658	(119)
Interest income	6,642	3,938	2,604
Interest expense	(61,485)	(27,030)	(10,523)
Income (loss) before income taxes and equity earnings	70,905	(44,552)	59,103
Income tax benefit (expense)	34,059	13,333	(18,130)
Equity method earnings	6,726	48,027	30,279
Net income	111,690	16,808	71,252
Less: Net income attributable to noncontrolling interests	(25,194)	(24,027)	(18,764)
Net income (loss) attributable to Dole plc	$86,496	$(7,219)	$52,488

Net income (loss) per share attributable to Dole plc — basic	$0.91	$(0.10)	$0.95
Net income (loss) per share attributable to Dole plc — diluted	$0.91	$(0.10)	$0.94
Weighted average shares outstanding — basic	94,886	72,190	55,509
Weighted average shares outstanding — diluted	94,906	72,190	55,592

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Net income	$111,690	$16,808	$71,252
Other comprehensive income (loss), net of tax:
Net unrealized gain (loss) on derivatives	31,786	11,209	(2,705)
Foreign currency translation adjustment	(38,068)	(34,772)	21,876
Change in pension and postretirement benefits	22,959	2,532	(12,624)
Reclassification of pension activity	—	15,462	—
Total other comprehensive income (loss)	16,677	(5,569)	6,547
Comprehensive income	128,367	11,239	77,799
Less: Comprehensive income attributable to noncontrolling interests	(20,085)	(15,574)	(22,510)
Comprehensive income (loss) attributable to Dole plc	$108,282	$(4,335)	$55,289

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Operating Activities	(U.S. Dollars in thousands)
Net income	$111,690	$16,808	$71,252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	130,997	72,955	36,182
Incremental charges on purchase accounting valuation of biological assets and inventory	41,145	65,916	—
Net (gain) on sale of assets and asset write-offs	(11,634)	(581)	—
Impairment of property, plant and equipment	397	—	1,210
Net (gain) loss on financial instruments	7,167	(3,910)	—
Stock-based compensation expense	4,500	815	—
Equity method earnings	(6,726)	(48,027)	(30,279)
Net (gain) on disposal of businesses	(192)	(11)	—
Amortization of debt discounts and debt issuance costs	6,213	2,634	—
Deferred tax (benefit)	(35,044)	(23,168)	(698)
Pension and other postretirement benefit plan expense (benefit)	3,151	2,913	(3,620)
Dividends received from equity method investees	9,817	12,137	12,906
Fair value movement on contingent consideration	(14)	1,036	519
Other	(194)	2,322	(481)
Changes in operating assets and liabilities:
Receivables, net of allowances	19,708	(20,542)	32,578
Inventories	(38,252)	(56,603)	(18,027)
Accrued and other current and long-term liabilities	(3,837)	(8,315)	43,031
Cash flow provided by operating activities	238,892	16,379	144,573
Investing Activities
Sales of assets	36,676	26,308	891
Capital expenditures	(97,998)	(65,438)	(23,202)
Acquisitions, net of cash acquired	(4,886)	103,595	298
Proceeds from sales of investment in unconsolidated affiliates	421	10,607	4,362
Insurance proceeds	2,278	10,455	—
Purchases of investments	(458)	(1,210)	—
Investments in unconsolidated affiliates	(3,450)	(1,833)	537
Other	912	332	(8,482)
Cash flow provided by (used in) investing activities	(66,505)	82,816	(25,596)
Financing Activities
Proceeds from borrowings and overdrafts	1,293,280	2,145,427	302,450
Repayments on borrowings and overdrafts	(1,411,467)	(2,487,130)	(363,901)
Payment of debt issuance costs	(304)	(22,133)	—
Dividends paid to shareholders	(30,364)	(17,092)	(11,875)
Dividends paid to noncontrolling interests	(21,632)	(21,683)	(23,349)
Acquisition of redeemable noncontrolling interest	—	—	(4,062)
Other noncontrolling interest activity, net	—	382	—
Proceeds from exercise of stock options	—	7,041	153
Payments of contingent consideration	(2,909)	(5,031)	—
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	—	398,876	—
Cash flow (used in) financing activities	(173,396)	(1,343)	(100,584)
Effect of foreign currency exchange rate changes on cash	(20,712)	(7,794)	12,533
Increase (decrease) in cash and cash equivalents	(21,721)	90,058	30,926
Cash and cash equivalents at beginning of period	250,561	160,503	129,577
Cash and cash equivalents at end of period	$228,840	$250,561	$160,503

Supplemental cash flow information:
Income tax payments, net of refunds	$(50,469)	$(26,945)	$(19,313)
Interest payments on borrowings	$(53,565)	$(26,691)	$(10,859)
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	$(488)	$(5,414)	$(90)
See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Equity Attributable to Dole plc
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2019	$4,863	$202,619	$418,923	$(131,604)	$494,801	$119,192	$613,993	$30,891
Net income	—	—	52,488	—	52,488	14,264	66,752	4,500
Issuance of common stock	2	104	47	—	153	—	153	—
Proceeds from exercise of stock options	—	(130)	—	—	(130)	—	(130)	—
Dividends declared	—	—	(11,875)	—	(11,875)	(16,905)	(28,780)	(6,444)
Share of repayment of receivable from affiliates	—	—	787	—	787	—	787	—
Other noncontrolling interest activity, net	—	—	(33)	—	(33)	1,419	1,386	—
Other redeemable noncontrolling interest activity, net	—	(4,361)	378	—	(3,983)	—	(3,983)	2,560
Other comprehensive income (loss), net of tax	—	—	—	2,801	2,801	4,936	7,737	(1,190)
Balance as of December 31, 2020	$4,865	$198,232	$460,715	$(128,803)	$535,009	$122,906	$657,915	$30,317
Net income (loss)	—	—	(7,219)	—	(7,219)	20,723	13,504	3,304
Proceeds from exercise of stock options	56	6,985	—	—	7,041	—	7,041	—
Cancellation of treasury stock	(263)	263	—	—	—	—	—	—
Share issuance to C&C Parties	119	190,555	—	—	190,674	—	190,674	—
Conversion of ordinary shares to common stock in connection with initial public offering	(4,096)	4,096	—	—	—	—	—	—
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs	268	398,876	—	—	399,144	—	399,144	—
Share of repayment of receivable from affiliates	—	469	—	—	469	—	469	—
Dividends declared	—	—	(24,699)	—	(24,699)	(15,711)	(40,410)	(5,972)
Stock-based compensation	1	785	—	—	786	—	786	—
Other noncontrolling interest activity, net	—	(1,706)	—	—	(1,706)	11,522	9,816	—
Other redeemable noncontrolling interest activity, net	—	(6,332)	—	—	(6,332)	—	(6,332)	6,181
Reclassification of pension activity	—	—	(15,462)	15,462	—	—	—	—
Other comprehensive (loss), net of tax	—	—	—	(12,578)	(12,578)	(7,399)	(19,977)	(1,054)
Balance as of December 31, 2021	$950	$792,223	$413,335	$(125,919)	$1,080,589	$132,041	$1,212,630	$32,776
Net income	—	—	86,496	—	86,496	21,739	108,235	3,455
Dividends declared	—	—	(30,582)	—	(30,582)	(17,700)	(48,282)	(4,085)
Stock-based compensation	(1)	4,342	—	—	4,341	—	4,341	—
Other noncontrolling interest activity, net	—	(900)	—	—	(900)	(5,862)	(6,762)	—
Other redeemable noncontrolling interest activity, net	—	(602)	—	—	(602)	—	(602)	602
Other comprehensive income (loss), net of tax	—	—	—	21,786	21,786	(4,672)	17,114	(437)
Balance as of December 31, 2022	$949	$795,063	$469,249	$(104,133)	$1,161,128	$125,546	$1,286,674	$32,311

See Notes to Consolidated Financial Statements

DOLE PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes, one of the industry leaders in value-added salads and fresh-packed vegetables in the United States (the “U.S.”) and has a strong presence in growing categories such as berries, avocados and organic produce.
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
Dole offers over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the primary Dole brand (“DOLE brand”).
Dole is incorporated in Ireland and was formed as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity, later named Dole plc, listed publicly in the U.S. Prior to the Merger, Total Produce had a 45.0% ownership interest in Legacy Dole. On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred, and Total Produce shareholders and the C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25.0 million shares of common stock at $16.00 per share. In addition, on August 30, 2021, an additional 1.8 million shares of common stock were issued to the underwriters upon their exercise of the option to purchase them at the price of $16.00 per share. In the year ended December 31, 2021, total gross proceeds from the issuance of shares were $428.5 million, and after underwriting fees and other issuance costs of $29.6 million, net proceeds were $398.9 million. The proceeds from the IPO Transaction were used to fund the payment of certain outstanding debt balances.
See Note 4 “Business Combinations and Transactions” for additional detail on the Merger and the IPO Transaction.
On January 30, 2023, certain of Dole’s wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire Dole’s fresh vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement (the “Vegetables Transaction”). The Vegetables Transaction is expected to close after regulatory approval is obtained, subject to the satisfaction or waiver of customary closing conditions.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the
U.S. (“U.S. GAAP”). In the opinion of management, the consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to present fairly Dole’s financial position, results of operations and cash flows.
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

Total Produce is the accounting acquirer of Legacy Dole, and as such, all Dole plc operating results prior to the Merger are only reflective of Total Produce, which included Total Produce’s 45.0% share of Legacy Dole’s net income included within equity method earnings in the consolidated statements of operations.
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
In the year ended December 31, 2021, the Company reclassified $15.5 million of pension activity from retained earnings to other comprehensive income (loss) to correct the presentation of pension and other post retirement benefits within accumulated other comprehensive loss. The change did not have an impact to Dole’s results of operations, financial condition or cash flows.
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
Revenue consists primarily of product revenue, which includes the sale of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories for fruit, tropical fruit and diversified produce, and two main product categories for vegetables, value-added vegetables and fresh-packed vegetables. Tropical fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit, including berries, deciduous fruit and other fresh fruit whose growing and selling cycles are different than those of the Company’s pineapples and bananas. Value-added vegetables primarily include packaged salads and meal kits, and fresh-packed vegetables include other vegetables, such as iceberg, romaine, leaf lettuces and celery.
Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products. Additionally, the Company has certain marketing contracts where Dole is the principal, and the related product revenue and cost of sales are reported on a gross basis. Product revenue is recognized at a point in time when control of the goods has been transferred to the customer, which can be upon shipping or delivery, depending on the terms of sale.
Revenue also includes service revenue, which includes management fees, third-party freight and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by providing handling and transportation services of containerized cargo on Company vessels. Net service revenue was less than 10% of total revenue for the years ended December 31, 2022, December 31, 2021 and December 31, 2020. See Note 5 “Revenue” for additional detail of the Company’s revenue by product and channel.
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

The Company treats shipping and handling costs that occur after the customer obtains control of the good as a fulfillment cost rather than a service performance obligation. Additionally, Dole has elected the practical expedient to exclude sales and other taxes imposed by government authorities on revenue-producing transactions from the transaction price.
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
Agricultural Costs: Plant costs, including seeds, trees, vines and stems, and preproduction costs, including land preparation, pre-planting and planting costs, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples, in which the costs are expensed as incurred. Certain plant and preproduction costs are capitalized to property, plant and equipment, depending on the crop, and charged to cost of sales over their life. All land development costs, including farm and soil improvements, are capitalized to property, plant and equipment. The useful lives for plant, preproduction and land development costs capitalized to property, plant and equipment are 2 to 25 years and are based on historical yields, climate and weather conditions and likelihood of disease and pest interference. Recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering and farm labor, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples and bananas, in which the costs are expensed as incurred, due to the continuous nature of production and associated costs incurred throughout the year.
As a result of the Acquisition, certain Legacy Dole pineapple and banana costs were recognized into inventory and property, plant and equipment at fair value to reflect the biological transformation of these crops. The fair value uplift related to these crops was reversed and recognized to cost of sales on a straight-line basis over their remaining growth and harvest cycle, which was complete as of December 31, 2022. See Note 4 “Business Combinations and Transactions” for further detail.
Shipping and Handling Costs: Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of sales and represent fulfillment costs incurred by Dole to ship products from the sourcing location to the end customer and are not considered separate performance obligations.
Value-Added Taxes: Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from revenue and cost of sales. Receivables related to value-added taxes are included within other receivables, net, and other assets in the consolidated balance sheets, depending on the expected timing of collection. Payables related to value-added taxes are included within payroll and other tax in the consolidated balance sheets.
Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. Marketing and advertising costs, included in selling, marketing and general and administrative expenses in the consolidated statements of operations, amounted to $19.3 million, $10.6 million and $5.3 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

Research and Development Costs: Research and development costs are expensed as incurred and are included in cost of sales or selling, marketing and general and administrative expenses in the consolidated statements of operations, based on the nature of the project. Research and development costs amounted to $10.8 million and $5.8 million for the years ended December 31, 2022 and December 31, 2021, respectively. Research and development costs were not material for the year ended December 31, 2020.
Restructuring Costs: Restructuring costs are expensed as incurred and included in cost of sales or selling, marketing, general and administrative expenses in the consolidated statements of operations, based on the nature of the cost. Restructuring charges were not material for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.
Merger, Transaction and Other Related Costs: Dole records and separately states merger, transaction and other related costs to reflect non-recurring acquisition and merger-related activities. These costs were approximately $30.1 million for the year ended December 31, 2021 and primarily relate to the Merger and IPO Transaction. These costs were not material for the years ended December 31, 2022 and December 31, 2020.
Gain on Asset Sales: Gain on asset sales primarily consists of gains and losses incurred through the disposal of assets held-for-sale and actively marketed property and other property disposed in the ordinary course of business. During the year ended December 31, 2022, gains on asset sales were $11.6 million and primarily relate to disposal of assets held-for-sale and actively marketed property. During the years ended December 31, 2021 and December 31, 2020, gains and losses on asset sales were not material. See Note 11 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.
Gain on Disposal of Businesses: Dole records and separately states the net gains and losses related to the disposal of businesses or subsidiaries. These disposals are the result of a business no longer meeting the strategic objective of the Company. While a divestiture may impact the operating results of the Company, the net impact of these disposals has not historically been significant.
Interest Income: Interest income comprises interest earned from funds invested and other receivables, such as interest earned on grower advances, and is recognized using the effective interest method over the term of the underlying agreement.
Interest Expense: Interest expense comprises interest on borrowings, amortization of discounts and issuance costs related to borrowings, interest on finance lease liabilities, fees for the sale of trade receivables, debt extinguishment costs and arrangement fees for borrowings.
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
A valuation allowance is provided to reduce deferred tax assets to the amount for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. The Company recognizes the benefit of a tax position only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that is recognized is the largest amount that is greater than 50.0% likely of being realized upon settlement. Income tax expense includes the effects of any resulting tax reserves or unrecognized tax benefits that are considered appropriate, as well as related net interest and penalties. In respect to undistributed earnings for foreign subsidiaries where those earnings are considered to be either indefinitely reinvested or could be distributed tax free, no deferred tax liability has been provided thereon.
The Company releases income tax effects from accumulated other comprehensive loss as individual items in accumulated other comprehensive loss are settled or otherwise disposed.

Discontinued Operations: The disposal or held-for-sale designation of a component or a group of components is presented as discontinued operations when it represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. There was no income or loss from discontinued operations for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.
Earnings (loss) per share (“EPS”): Basic earnings (loss) per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, excluding any shares purchased by the Company and held as treasury shares. Diluted earnings (loss) per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding, after the adjustment for the effects of potentially issuable shares, such as restricted stock units and stock options with a dilutive effect.
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
Dole has the following operating and reportable segments: Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”), Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”) and Fresh Vegetables. See further detail on operating and reportable segments in Note 6 “Segments”.
Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less. Whenever outstanding checks exceed cash balances, the balance of the book overdraft is reclassified to accounts payable in the consolidated balance sheets, and changes in book overdraft balances are presented within operating activities within the consolidated statements of cash flows.
Short-Term and Long-Term Investments: Dole sponsors various non-qualified benefit and executive compensation plans, with plan assets held in Rabbi Trusts. Short-term investments include the portion of the Rabbi Trust securities portfolio that approximates the short-term liability of the frozen non-qualified Supplemental Executive Retirement Plan (“SERP”) defined benefit plan and the total liability of the non-qualified deferred compensation Excess Savings Plan (“ESP”). Long-term investments include the portion of the Rabbi Trust securities portfolio that will be used to fund a portion of the long-term liability of the SERP plan. Securities are recorded at fair value with realized and unrealized gains and losses included in earnings. Dole estimates the fair value of its investments using prices provided by its custodian. See Note 18 “Fair Value Measurements” for further detail on fair value disclosures.
Trade Receivables: Trade receivables are recognized net of allowances, which approximates fair value. Credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Expected credit losses for newly recognized trade receivables, as well as changes to existing expected credit losses during the period, are recognized in selling, marketing, general and administrative expenses in the consolidated statements of operations. Refer to Note 8 “Receivables and Allowances for Credit Losses” for further detail on how the Company estimates these credit losses. No individual customer accounted for more than 10.0% of Dole’s revenue during the years ended December 31, 2022, December 31, 2021 and December 31, 2020, nor accounted for greater than 10.0% of Dole’s account receivables as of December 31, 2022 and December 31, 2021.
Dole regularly sells a portion of its trade receivables under arrangements with third-party financial institutions. The Company accounts for the transfers of trade receivables as sales when it has surrendered control, at which point the receivables are derecognized. Determining when control has transferred requires evaluation of the nature and extent of the Company’s involvement with the transferred receivables as well as consideration of certain legal and other factors. See Note 8 “Receivables and Allowances for Credit Losses” for further detail.

Grower Advances: Dole makes advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests or other collateral owned by the growers. Dole monitors these receivables on a regular basis and estimates expected credit losses for all outstanding grower advances to determine if a related impairment loss and allowance should be recognized. These expected credit losses are evaluated on a case-by-case basis and are based on historical credit loss information, among other quantitative and qualitative factors. Grower advances are stated at the gross advance amount less allowances for expected credit losses.
Grower advances are disaggregated into short-term advances that mature in one year or less, which are included within grower advance receivables, net, in the consolidated balance sheets and long-term advances that are included in other assets in the consolidated balance sheets. See Note 8 “Receivables and Allowances for Credit Losses” for further detail on grower advances.
Other Receivables: Other receivables consists primarily of receivables from governmental institutions, hedging receivables and miscellaneous non-trade receivables. These receivables are recorded net of allowances established based on specific account data and factors such as historical losses, current economic conditions, age of receivables, the value of any collateral and payment status compared to payment terms. Receivables are written off against the allowance once management determines the receivable is uncollectible. See Note 8 “Receivables and Allowances for Credit Losses” for further detail on other receivables.
Concentration of Credit Risk: Financial instruments that potentially subject Dole to a concentration of credit risk principally consist of cash equivalents, investments, derivative contracts and grower advances. Credit risk related to trade receivables is mitigated through the Company’s large customer base and periodic credit valuations. Dole’s cash and investments are maintained with high quality financial institutions. Dole’s derivative contracts, which are discussed in greater detail below, are with major financial institutions. Dole’s grower advances are principally with farming enterprises and are generally secured by the underlying crop harvests or other collateral.
Inventories: Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period. Due to the nature of the Company’s inventory, reserves for excess production and obsolescence are not significant.
Details of inventory in the consolidated balance sheets as of December 31, 2022 and December 31, 2021 were as follows:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Finished products	$217,522	$233,666
Raw materials and work in progress	124,114	89,312
Crop growing costs	41,832	40,671
Agricultural and other operating supplies	53,410	47,088
Inventories, net of allowances	$436,878	$410,737
Physical goods that have completed production and are held-for-sale in the ordinary course of business are classified as finished products. Inventories classified as raw materials represent goods that will be consumed in production, such as fresh fruit or vegetables to be modified from their original form and those awaiting packaging, as well as items such as consumer packing, labels and pallets. Goods that are in the course of production are classified as work in progress. Inventories classified as crop growing costs include costs incurred up to the time crops are produced in commercial quantities. In addition, agricultural and other operating supplies that are consumed indirectly in production, such as ripening agents, fertilizer and fuel, are also capitalized into inventory.

Assets Held-for-Sale and Actively Marketed Property: Dole reports a business or assets as held-for-sale when management has approved or received approval to sell the business or assets and is committed to a formal plan, the business or assets are available for immediate sale, the business or assets are being actively marketed, the sale is anticipated to occur during the ensuing year and the other specified criteria for held-for-sale classification are met. In certain situations when timing of the sale of land is uncertain and held-for-sale criteria are not met, Dole classifies such assets as actively marketed property. A business or assets classified as held-for-sale or land classified as actively marketed property are recorded at the lower of their carrying amount or estimated fair value less cost to sell. If their carrying amount exceeds their estimated fair value, a loss is recognized. Depreciation is not recorded on assets classified as held-for-sale or on land improvements associated with actively marketed property. Assets and liabilities related to a business classified as held-for-sale and actively marketed property are segregated in the consolidated balance sheets, and major classes are separately disclosed in the notes to the consolidated financial statements, commencing in the period in which the business or assets are classified as held-for-sale or actively marketed. See Note 11 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.
Investments in Unconsolidated Affiliates: Investments in unconsolidated affiliates and joint ventures with ownership by Dole of 20% to 50% are recorded using the equity method, provided Dole has the ability to exercise significant influence. In addition, entities in which the Company has variable interests are also recorded using the equity method when it is determined that the Company is not the primary beneficiary in the relationship but has the ability to exercise significant influence. Under the equity method of accounting, a share of earnings and losses based on Dole’s ownership percentage in the investment is recorded in earnings each period. Unrealized gains and losses arising from transactions with equity method investments are eliminated to the extent of the Company’s interest in the equity.
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
All other unconsolidated investments where we do not have the ability to exercise significant influence are recorded at cost less impairment, adjusted for any observable price changes, as their fair value is not readily determinable. As of December 31, 2022 and December 31, 2021, substantially all of Dole’s investments in unconsolidated affiliates have been accounted for under the equity method.
Dole evaluates its equity method investments and investments held at cost for impairment when facts and circumstances indicate that the carrying value of such investments may not be recoverable. Dole reviews several factors to determine whether the loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the investee and whether Dole has the intent to sell or will be required to sell before the investment’s anticipated recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in the consolidated statements of operations.
Property, Plant and Equipment: Property, plant and equipment is stated at cost plus any asset retirement costs, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Dole reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset group. Routine maintenance and repairs are expensed as incurred.
For the year ended December 31, 2022, Dole recognized an impairment loss of approximately $0.4 million for a property in the Diversified Fresh Produce – EMEA segment, where an internal analysis of the property indicated that its carrying amount exceeded its fair value. Dole did not recognize any impairment charges for property, plant and equipment for the year ended and December 31, 2021. In the year ended December 31, 2020, Dole recognized an impairment loss of approximately $1.2 million related to three properties in the Diversified Fresh Produce – EMEA segment, where an analysis based on quoted market prices indicated that their carrying amount exceeded their fair value.
See Note 12 “Property, Plant and Equipment” for additional detail on the major classes of property, plant and equipment and their respective useful lives.

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
Dole’s leases are evaluated at inception or at any subsequent modification and, depending on the lease terms, are classified as either finance or operating leases. For leases with terms greater than one year, the Company recognizes a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term. Right-of-use assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Dole’s leases may include rental escalation clauses, renewal options and termination options that are factored into the determination of lease payments and lease term when appropriate. Dole’s lease agreements do not contain any residual value guarantees. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers that do not meet the finance lease criteria, ports, land and warehouse facilities. Dole’s finance leases primarily consist of vessel containers and machinery and equipment that meet the finance lease criteria. Dole’s decision to exercise any renewal options is primarily dependent on the level of business conducted at the location and the profitability of the renewal.
The Company has elected to account for lease and non-lease components as a single lease component in contracts where Dole is the lessee. When available, the rate implicit in the lease is used to discount lease payments to present value; however, most of Dole’s leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
When the Company acts as a lessor for contracts that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices at inception or modification of the lease. Also at lease inception, the Company determines whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset. If an arrangement contains lease and non-lease components, then the Company applies Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, to allocate the consideration in the contract. Dole recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as a part of other income (expense), net, in the consolidated statements of operations.
Goodwill and Intangible Assets: Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Dole tests goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter of each fiscal year and when there is an indicator of impairment. Dole defines each of its four operating business segments as reporting units. The reporting units with allocated goodwill include Fresh Fruit, Diversified Fresh Produce – EMEA, and Diversified Fresh Produce – Americas & ROW. Other indefinite-lived intangible assets are also reviewed for impairment annually on the first day of the fourth quarter of each fiscal year, or more frequently if impairment indicators arise.
For the annual goodwill impairment test, management assesses qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit with goodwill is less than its carrying amount. These qualitative factors include market and industry considerations, overall financial performance and other relevant events and factors affecting the reporting unit. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment is required for that reporting unit. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative assessment.
In the year ended December 31, 2022, Dole elected to bypass the qualitative test and performed a quantitative goodwill impairment assessment.

The quantitative assessment involves comparing the fair value of each reporting unit with allocated goodwill to its carrying amount. If the carrying amount of a reporting unit exceeds it estimated fair value, an impairment of goodwill is recognized up to the amount of goodwill allocated to the reporting unit. Fair values for reporting units are generally determined using a discounted cash flow model involving market multiples or appraised values, as appropriate. The present value models involve inputs which are sensitive and judgmental in nature, such as estimates of future financial performance, long-term cash flow projections and discount rates.
Dole’s other indefinite-lived intangible assets, primarily consisting of the DOLE brand, are considered to have an indefinite life, because they are expected to generate cash flows indefinitely and, as such, are not amortized. Generally, the Company performs a qualitative assessment for each indefinite-lived intangible asset to determine if it is more likely than not that the carrying amount of the asset exceeds its fair value, which would require a quantitative assessment. The quantitative test compares the fair value of the indefinite-lived intangible to its carrying amount. If the carrying amount exceeds fair value, an impairment loss is recognized. Dole may also elect to bypass the qualitative assessment and perform a quantitative assessment.
In fiscal year 2022, Dole elected to bypass the qualitative assessment and perform a quantitative test for the DOLE brand. Dole determined the fair value of the DOLE brand by using a relief-from-royalty method, involving inputs such as revenue and long-term growth rates, royalty rates and discount rates.
Dole’s definite-lived intangible assets include customer relationships, supplier relationships and local brands, that are initially recorded at fair value and amortized on a straight-line basis over 3 to 15 years.
For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company determined there was no impairment of goodwill or intangible assets.
See Note 13 “Goodwill and Intangible Assets” for additional detail.
Bank Overdrafts: The Company and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund seasonal working capital requirements. The total of these facilities as of December 31, 2022 and December 31, 2021 was $8.6 million and $9.4 million, respectively. The facilities contain covenants customary for unsecured facilities of this kind, including financial covenants on maximum leverage and minimum interest cover. Bank overdrafts are classified as a current liability in the consolidated balance sheets. See Note 14 “ Debt” for additional detail.
Debt: Debt is carried at the principal amount borrowed, including unamortized discounts and premiums and debt issuance costs, when applicable. Debt discounts and issuance costs are amortized over the term of the debt agreement using the effective interest method and are presented as a direct reduction of debt in the consolidated balance sheets, except for those issuance costs related to revolving credit facilities or line-of-credit arrangements which are recorded as a prepaid asset in the consolidated balance sheets. See Note 14 “Debt” for additional detail.
Workers Compensation and Loss Reserves: Dole self-insures certain losses arising out of workers compensation claims. Dole establishes workers compensation accruals for its self-insured programs based upon reported claims in process and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are estimated using actuarial methods, and ultimate settlements may vary significantly from such estimates due to increased claims frequency or the severity of claims. These estimates are recorded in accrued liabilities or other long-term liabilities in the consolidated balance sheets, depending on the estimate of the timing of settlement.
Derivative Financial Instruments: Dole holds derivative instruments to hedge against risks in foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole estimates the fair value of its derivatives, including any credit valuation adjustments, using market-based inputs. All realized gains and losses under designated cash flow hedges are included in earnings in the consolidated statements of operations, and unrealized gains and losses are included in other comprehensive income (loss). For all other hedges not designated as hedging instruments, all realized and unrealized gains and losses are recorded in the same line item within the consolidated statements of operations as the activity that is being hedged from a financial risk management perspective. See Note 17 “Derivative Financial Instruments” for additional detail on derivative instruments.
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
Fair Value of Financial Instruments: Dole’s financial instruments primarily comprise cash and cash equivalents, short and long-term investments, short-term trade and grower receivables, trade payables and notes receivable, as well as long-term grower receivables, finance lease obligations, asset-based loans, contingent consideration and term loan facilities. The carrying amounts of short-term instruments, excluding Dole’s short-term Rabbi Trust investments that are recorded at fair value, approximate fair value because of their short maturity. Dole’s contingent consideration and long-term Rabbi Trust investments are recorded at fair value. Carrying amounts of other long-term financial instruments, excluding Dole’s term loans, approximate fair value, since the instruments bear interest at variable or fixed rates which approximate market rates. See Note 18 “Fair Value Measurements” for additional detail.
Dole also holds retirement plan assets which are measured at fair value. Dole estimates the fair value of its retirement plan assets based on quoted market prices, dependent on availability. In instances where quoted market prices are not readily available, the fair value of the investment securities is estimated based on pricing models using observable or unobservable inputs. As a practical expedient, the Company uses net asset value (“NAV”) to measure certain investments without a readily determinable fair value within the Company’s pension asset portfolio. See Note 15 “Employee Benefit Plans” for additional detail.
Foreign Currency Exchange: The functional currency of Dole is the U.S. dollar. For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the translation of monetary assets and liabilities to the functional currency are included in the consolidated statements of operations. Transaction gains and losses were not material in the years ended December 31, 2022, December 31, 2021 and December 31, 2020. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of the cumulative translation adjustment in stockholders’ equity.
Pension and Postretirement Benefits: Dole sponsors several defined benefit pension plans and other postretirement benefit (“OPRB”) plans covering certain eligible employees. The funded status of these plans is recorded on the consolidated balance sheets, with overfunded plans presented in other assets and underfunded plans presented in pension and postretirement benefit liabilities. Net benefit obligations of underfunded plans that are due over the next year are presented as current liabilities. Actuarial assumptions including discount rates, salary increases, expected return on plan assets, mortality and other factors are used to measure the funded status and annual expense of the plans. Obligations and any assets associated with pension and postretirement benefit plans are measured at fair value as of December 31 each year. See Note 15 “Employee Benefit Plans” for additional detail.
Stock-Based Compensation: Stock-based compensation for Dole consists of restricted stock units (“RSUs”) and stock options. At their grant date, the RSUs with only a service condition are valued using the current share price, the RSUs with a market condition are valued using a Monte Carlo simulation approach and the stock options are valued using the Black Scholes pricing model. Stock-based compensation expense is recognized over the requisite service period, which is the vesting period of each award.
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

Both permanent and mezzanine-classified NCI are measured at fair value on the acquisition date. Each reporting period, net income and comprehensive income of a consolidated subsidiary is allocated to the controlling interest and NCI. When redemption of a mezzanine-classified NCI becomes probable, the NCI is accreted to its redemption value with the offset recorded to additional paid-in-capital in the consolidated statements of shareholders’ equity. These changes are accreted over the period prior to the earliest redemption date or recognized immediately as redemption occurs.
Guarantees: Dole makes guarantees as part of its normal business activities. Dole’s guarantees include guarantees of the indebtedness of some of its key fruit suppliers and other entities integral to Dole’s operations. Dole also issues bank guarantees as required by certain regulatory authorities, suppliers and other operating agreements, as well as to support the borrowings, leases and other obligations of its subsidiaries. The majority of Dole’s guarantees relate to guarantees of subsidiary obligations and are scoped out of the initial measurement and recognition accounting requirements related to guarantees. See Note 19 “Commitments and Contingencies” for further detail on the Company’s guarantees.
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
Contingent consideration is recognized and measured at fair value at the acquisition date. Any obligation of the Company to pay contingent consideration in connection with a business combination is classified as a liability as required by ASC 480, Distinguishing Liabilities from Equity; otherwise, it is classified as equity. Post-combination accounting for contingent consideration is impacted by its initial classification. When it is classified as a liability, it is remeasured at each reporting date at fair value, and any changes in fair value are reported within earnings. When it is classified as equity, the contingent consideration is not remeasured subsequently, and its settlement is accounted for within equity. Total contingent consideration as of December 31, 2022 and December 31, 2021 amounted to $6.8 million and $7.3 million, respectively. Dole’s contingent consideration represents the provision for the net present value of the amounts expected to be payable for acquisitions which are subject to earn-out arrangements and is expected to be paid between 2023 and 2028.
See Note 4 “Business Combinations and Transactions” for further detail on the Acquisition that occurred in the year ended December 31, 2021.
Contingencies: Estimated losses from contingencies are recognized at fair value if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements and the amount of that loss can be reasonably estimated. Gain contingencies are not recognized until realized. Judgment is used to assess whether a loss contingency is probable and estimable, and actual results may differ from that estimate. See Note 19 “Commitments and Contingencies” for further detail on the Company’s contingencies.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2020-04, ASU 2021-01, and ASU 2022-06 – Reference Rate Reform (Topic 848)
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
In January 2021, the FASB issued ASU 2021-01, Reference rate reform (Topic 848) – Scope. The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of reference rate reform. Amendments in this update also capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition.
In December 2022, the FASB issued ASU 2022-06, Reference rate reform (Topic 848) – Deferral of the Sunset Date of Topic 848. The amendments in this update defer the sunset date of the Topic 848 relief guidance from December 31, 2022 to December 31, 2024 to accommodate for the delayed cessation of LIBOR.
These amendments are elective and are effective upon issuance for all entities. Topic 848 will be available through December 31, 2024. Dole has LIBOR-based borrowings and interest rate swaps that reference LIBOR. The Company has not yet modified any material contracts due to reference rate reform.
Dole has adopted certain elections under this guidance related to the assessment of hedge effectiveness of its LIBOR-based interest rate swaps. These elections include asserting the hedged forecasted transactions remain probable and assuming the reference rate will not be replaced for the remainder of the hedging relationships, regardless of expected contract term modifications due to reference rate reform. These elections allow the Company to apply hedge accounting to its LIBOR-based interest rate swaps, and there is no impact to Dole’s financial condition, results of operations, cash flows and related disclosures. The Company may adopt additional elections under this new guidance as its contracts referencing LIBOR are modified to reference other rates.
New Accounting Pronouncements Not Yet Adopted
The Company considered all new accounting pronouncements not yet adopted and determined they are not expected to have a material impact.
NOTE 4 — BUSINESS COMBINATIONS AND TRANSACTIONS
On July 29, 2021, the Merger was completed between Total Produce and Legacy Dole and on July 30, 2021, the newly created entity, Dole plc, consummated its IPO on the NYSE under the ticker symbol “DOLE”.
On February 1, 2018, Total Produce entered into a Securities Purchase Agreement with the C&C Parties to purchase 45.0% of Legacy Dole for $300.0 million (“Original Transaction”) with options to acquire the remaining 55.0% in future years. The Original Transaction closed on July 31, 2018, and Total Produce accounted for its investment in Legacy Dole under the equity method of accounting until the Merger and IPO Transaction. On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
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
At the time of the Merger, Total Produce’s investment in Legacy Dole was approximately $259.0 million. Based on the implied equity value of the stock consideration for the existing 45.0% equity interest, the Company recognized an impairment loss of $122.9 million. The Company also recognized a gain on the settlement of preexisting contractual arrangements of $93.0 million. The net loss on Legacy Dole arising from the step-up acquisition was $4.0 million, after considering the impairment, offset by the gain on the preexisting contractual arrangements and other items. The net loss was included in equity method earnings in the consolidated statements of operations. See Note 23 “Investments in Unconsolidated Affiliates” for additional detail on the calculation of the net loss on Legacy Dole arising from the step-up acquisition.
Purchase Price Allocation
The purchase price of Legacy Dole exceeded the fair value of the identifiable net assets and, accordingly, $273.3 million was allocated to goodwill, none of which is tax deductible. The goodwill arising from the Acquisition consists largely of the synergies and economies of scale expected from combining the operations of Total Produce and Legacy Dole. The goodwill has been assigned to the Fresh Fruit operating segment. The Company also acquired $310.7 million of intangible assets which primarily relate to the indefinite-lived DOLE brand of $306.3 million. See Note 13 “Goodwill and Intangible Assets” for further detail.
The components of the purchase price were as follows:

Amount

(U.S. Dollars in thousands)
Equity instruments	$576,186
Cash acquired	(108,973)
Net intercompany payable to Legacy Dole at acquisition	(6,900)
Net consideration	$460,313
The purchase price was allocated to the assets and liabilities acquired in the Acquisition as follows:

	December 31, 2021	Measurement Period Adjustments	December 31, 2022

	(U.S. Dollars in thousands)
Current assets, less inventory and cash acquired	$611,526	$6,026	$617,552
Inventory	257,201	(222)	256,979
Property, plant and equipment	1,265,303	(2,389)	1,262,914
Intangible assets	310,659	—	310,659
Other assets	427,153	(3,298)	423,855
Goodwill	274,048	(774)	273,274
Current liabilities, less current portion of debt	(662,590)	(1,874)	(664,464)
Debt	(1,392,176)	(167)	(1,392,343)
Other liabilities	(621,193)	2,698	(618,495)
	469,931	—	469,931
Noncontrolling interests assumed	(9,618)	—	(9,618)
	$460,313	$—	$460,313
The fair value of acquired identifiable assets and liabilities is final, as the measurement period ended on July 29, 2022. The incremental impact to the consolidated statements of operations due to changes in the provisional values during the measurement period was not material for the year ended December 31, 2022.

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
Included within property, plant and equipment is $68.1 million of previously uncapitalized pineapple costs that were recognized to reflect the value associated with the pineapple bearer plant. The fair value uplift related to these bearer plants was reversed and recognized to cost of sales on a straight-line basis over the life of these plants, which was complete as of December 31, 2022. The total incremental charge to cost of sales related to this uplift was $39.7 million and $28.4 million for the years ended December 31, 2022 and December 31, 2021, respectively.
The Company also incurred $1.4 million of charges to cost of sales in the year ended December 31, 2022 related to the fair value of other pineapple bearer plants acquired and $2.3 million in the year ended December 31, 2021 related to the fair value of finished goods, other inventory and other pineapple bearer plants acquired.
The following tables represent (1) the amount of Legacy Dole’s revenue, excluding sales with Total Produce entities, and earnings included in the consolidated statements of operations included herein, which, for the year ended December 31, 2021, only includes Legacy Dole results from the Acquisition Date; and (2) the pro forma revenue and earnings, including material and nonrecurring pro forma adjustments, of the combined company assuming the Acquisition Date was January 1, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Actual (Legacy Dole):	(U.S. Dollars in thousands)
Revenue	$4,848,985	$1,915,458	$—
Net income (loss) attributable to Legacy Dole	71,755	(80,604)	—

	Year Ended
	December 31, 2021	December 31, 2020

Pro forma (total Dole plc):	(U.S. Dollars in thousands)
Revenue	$9,285,672	$8,969,405
Net income attributable to Dole plc	151,651	8,567
Material and nonrecurring pro forma adjustments:
Elimination of intercompany revenue	$(72,389)	$(48,533)
Incremental charges on biological assets and inventory and depreciation impact	—	(98,162)
Merger & IPO costs	—	(30,876)
Net impact of interest, net of tax	—	29,653
Removal of equity method earnings of Legacy Dole investment, net of tax	(24,396)	(19,134)
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

In the year ended December 31, 2022, the Company acquired additional ownership interests in a subsidiary. Aggregate purchase consideration and net assets acquired were not material, and total goodwill acquired was $1.2 million. See Note 13 “Goodwill and Intangible Assets.” Additionally, in the year ended December 31, 2022, the Company disposed of a subsidiary. Aggregate consideration received and net assets disposed were not material, and there was a gain on the disposal of $0.2 million.
There were no other material acquisitions, aside from those described in Note 23 “Investments in Unconsolidated Affiliates,” in the years ended December 31, 2021 and December 31, 2020. In the year ended December 31, 2021, the Company divested of two subsidiaries. Aggregate consideration received, net assets disposed and the net gain recognized for these divestitures were not material. There were no divestitures for the year ended December 31, 2020.
See Note 26 “Subsequent Events” for details of the pending divestiture of the fresh vegetables division.
NOTE 5 — REVENUE
The following table presents the Company's disaggregated revenue by similar types of products and services for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Diversified produce	$5,026,573	$4,730,080	$4,221,899
Tropical fruit	2,580,192	982,652	—
Fresh-packed vegetables	295,677	120,648	—
Value-added salads	945,185	400,747	—
Health foods and consumer goods	122,733	136,149	124,040
Commercial cargo	194,308	78,489	—
Other	64,185	5,637	—
Total revenue, net	$9,228,853	$6,454,402	$4,345,939
The following table presents the Company's disaggregated revenue by channel for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Third party revenue:	(U.S. Dollars in thousands)
Retail	$5,529,634	$3,970,101	$2,668,454
Wholesale	2,880,233	1,913,961	1,252,547
Food service	491,446	365,931	311,317
Commercial cargo	194,308	78,489	—
Other	9,148	5,149	—
Revenue from sales to equity method investments	124,084	120,771	113,621
Total revenue, net	$9,228,853	$6,454,402	$4,345,939
NOTE 6 — SEGMENTS
Following the Merger, Dole has the following four reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. The Company’s reportable segments are based on (i) financial information reviewed by the CODM, (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.

Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: The Fresh Vegetables reportable segment includes operations related to the sale of value-added salads, which include salad and meal kits, and fresh-packed vegetables, which include produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America, and substantially all revenue is generated in North America.
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
Adjusted EBITDA is reconciled below to net income by (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting nonrecurring incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (7) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$3,047,149	$1,133,038	$—
Diversified Fresh Produce – EMEA	3,152,561	3,383,009	3,119,746
Diversified Fresh Produce – Americas & ROW	1,965,667	1,465,025	1,226,193
Fresh Vegetables	1,205,902	510,687	—
Total segment revenue	9,371,279	6,491,759	4,345,939
Intersegment revenue	(142,426)	(37,357)	—
Total consolidated revenue, net	$9,228,853	$6,454,402	$4,345,939

Segment Adjusted EBITDA:
Fresh Fruit	$212,175	$26,965	$—
Diversified Fresh Produce – EMEA	114,718	128,098	105,089
Diversified Fresh Produce – Americas & ROW	44,277	41,737	32,335
Fresh Vegetables	(33,446)	(27)	—
Legacy Dole	—	93,353	114,117
Adjustments:
Income tax benefit (expense)	34,059	13,333	(18,130)
Interest expense	(61,485)	(27,030)	(10,523)
Depreciation	(120,104)	(61,551)	(24,634)
Amortization of intangible assets	(10,893)	(11,404)	(11,548)
Merger, transaction and other related costs	—	(30,072)	(396)
Mark to market (losses) gains	(3,049)	3,160	(1,152)
Gain on asset sales	10,316	—	—
Impairment of property, plant and equipment	(397)	—	(1,210)
Produce recalls	(15,809)	(17,649)	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	(41,145)	(65,916)	—
Other items	627	959	—
Items in equity method earnings:
Dole’s share of depreciation	(8,072)	(30,390)	(45,135)
Dole’s share of amortization	(2,542)	(3,218)	(2,895)
Dole’s share of income tax expense	(5,623)	(27,297)	(22,329)
Dole’s share of interest expense	(1,731)	(18,282)	(34,631)
Dole’s share of other items	(186)	2,039	(7,706)
Net income	$111,690	$16,808	$71,252

Country of Domicile and Geographic Disclosures
The Company is headquartered and domiciled in Ireland. Revenue by geographic location based on the end customer for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 was as follows:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
United States	$4,402,474	$2,313,358	$1,072,472
U.K.	782,497	796,474	687,760
Spain	615,417	637,123	592,306
Sweden	574,682	613,911	549,447
Ireland	394,981	416,410	404,482
Other	2,458,802	1,677,126	1,039,472
Total revenue, net	$9,228,853	$6,454,402	$4,345,939
Long-lived assets are comprised of property, plant and equipment, net. Long-lived assets by geographic location as of December 31, 2022 and December 31, 2021 were as follows:

	Year Ended
	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
United States	$382,883	$395,437
Costa Rica	261,793	296,987
Vessels and containers on-the-water or in-transit	207,621	234,959
Honduras	108,993	117,419
Chile	94,150	88,482
Ecuador	85,200	88,011
U.K.	35,256	36,995
Czech Republic	30,913	32,636
Sweden	28,189	30,793
Denmark	24,266	26,578
Spain	24,089	24,993
Ireland	23,174	23,523
Other	36,780	34,037
Total long-lived assets	$1,343,307	$1,430,850

NOTE 7 — OTHER INCOME (EXPENSE), NET
Included in other income (expense), net, in Dole’s consolidated statements of operations were the following items:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Rental income	$11,727	$5,202	$2,708
Unrealized gain on foreign currency denominated borrowings	4,276	5,453	—
Unrealized gain on fair value hedges	469	—	—
Non-cash realized gain on foreign currency denominated borrowings	1,029	—	—
Loss on investments	(3,835)	(286)	—
Non-service components of net periodic pension benefit (cost)	1,573	176	(2,169)
Gain (loss) on contingent consideration	14	(1,036)	(519)
Other	(3,931)	(851)	(139)
Other income (expense), net	$11,322	$8,658	$(119)
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of December 31, 2022 and December 31, 2021 were $605.2 million and $719.1 million, net of allowances for credit losses of $19.1 million and $22.1 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of ASC 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have historically not been significant in comparison to net revenue. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer and geographic region.
A rollforward of the allowance for credit losses for trade receivables for the years ended December 31, 2022 and December 31, 2021 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$(10,122)
Acquisitions	(13,581)
Additional provisions in the period	(2,783)
Recoveries of amounts previously reserved	2,114
Write-offs	1,776
Disposals	216
Balance sheet reclassifications	(389)
Foreign exchange impact	705
Balance as of December 31, 2021	(22,064)
Additional provisions in the period	(10,954)
Recoveries of amounts previously reserved	7,477
Write-offs	2,969
Disposals	36
Balance sheet reclassifications	2,256
Foreign exchange impact	1,150
Balance as of December 31, 2022	$(19,130)

Dole also utilizes third-party trade receivables sales arrangements to help manage its liquidity. Under the terms of all such arrangements, the Company has transferred the rights and surrendered control of the transferred unsecured trade receivables, and as such, the transfers are accounted for as sales under ASC 860, Transfers and Servicing, and the related receivables are derecognized from the consolidated balance sheets.
Certain arrangements contain recourse provisions relating to the credit losses of sold receivables in which Dole’s maximum financial loss is limited to a percentage of receivables sold under the arrangements. On May 23, 2022, Dole entered into a new three-year committed trade receivables arrangement with recourse provisions. The maximum amount of receivables that can be sold under the new arrangement at any time is $255.0 million. Upon the execution of the new arrangement and initial derecognition of sold receivables, the Company received total gross cash proceeds $206.9 million, of which $39.3 million was used to repay certain facilities that were terminated as a result of the new agreement.
Total facility amounts under these recourse trade receivable arrangements were $255.0 million as of December 31, 2022. Total facility amounts under other non-recourse trade receivables arrangements were $30.0 million as of December 31, 2022 and $108.5 million as of December 31, 2021. The non-recourse facilities extend indefinitely but may be cancelled at any time by Dole or the banks.
For those arrangements with recourse provisions, a recourse liability is recorded at fair value and remeasured quarterly to take into account activity during the period, as well as changes in the estimate for anticipated credit losses. Changes in the recourse liability’s value attributable to revised estimates of anticipated credit losses have been and are expected to be immaterial, as the underlying receivables are short-term and do not have a high credit risk profile. The valuation of the recourse liability falls within Level 3 of the fair value hierarchy.
As of December 31, 2022, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $11.9 million and $237.2 million, respectively. As of December 31, 2021, the Company had derecognized trade receivables under non-recourse facilities of $54.8 million. The carrying amount of the related recourse liability for the facilities with recourse provisions was $4.5 million as of December 31, 2022 and is recorded within accrued liabilities in the consolidated balance sheets.
During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company sold a total of $2.8 billion, $1.3 billion and $1.1 billion, respectively, of trade accounts receivables under these programs in exchange for cash for the face value of the sold receivables. The fees associated with the sales of such receivables are recorded in interest expense in the consolidated statements of operations and were $5.3 million for the year ended December 31, 2022 and not material for the years ended December 31, 2021 and December 31, 2020. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Grower Advances
The Company makes both cash advances and material advances to third-party growers for various production needs on the farms, including labor, fertilization, irrigation, pruning and harvesting costs. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made during a normal growing cycle for operating costs. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the consolidated balance sheets.
Term advances are made to allow the grower to make capital improvements to the land or prepare it for development. These advances are long-term in nature and may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements. These advances do not always have defined repayment terms but are payable over the term of the supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of the supply agreement is generally five to ten years. Term advances are classified as other assets in the consolidated balance sheets.

The following table summarizes growers advances as of December 31, 2022 and December 31, 2021 based on their credit risk profile:

	December 31, 2022		December 31, 2021
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$69,681	$8,957	$49,919	$11,456
Allowance for secured advances to growers and suppliers	(12,534)	—	(5,512)	(1,735)
Unsecured gross advances to growers and suppliers	67,076	5,316	32,037	1,358
Allowance for unsecured advances to growers and suppliers	(3,283)	(3,147)	(4,094)	(742)
Net advances to growers and suppliers	$120,940	$11,126	$72,350	$10,337
Of the $132.1 million and $82.7 million of net advances to growers and suppliers as of December 31, 2022 and December 31, 2021, $12.9 million and $7.0 million, net, respectively, was considered past due.
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
A rollforward of the allowance for expected credit losses related to grower advances for the years ended December 31, 2022 and December 31, 2021 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$(7,827)
Acquisitions	(3,785)
Disposals	431
Additional provisions in the period	(1,970)
Recoveries of amounts previously reserved	177
Write-offs	720
Balance sheet reclassifications	13
Foreign exchange impact	158
Balance as of December 31, 2021	(12,083)
Additional provisions in the period	(6,955)
Recoveries of amounts previously reserved	2,147
Write-offs	1,247
Balance sheet reclassifications	(3,500)
Foreign exchange impact	180
Balance as of December 31, 2022	$(18,964)
Other Receivables
Other receivables less allowances are recognized at net realizable value, which reflects the net amount expected to be collected. Other receivables primarily comprise value-added taxes (“VAT”) receivables, other receivables from government and tax authorities and non-trade receivables from customers, suppliers and other third parties. Based on the nature of these agreements, the timing of collection is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement.

Other receivables as of December 31, 2022 and December 31, 2021 were $157.2 million and $150.7 million, net of allowances for credit losses of $21.5 million and $24.2 million, respectively. Of these amounts outstanding, VAT receivables represent $54.7 million and $56.6 million, net of allowances of $14.7 million and $14.2 million, respectively. VAT receivables are primarily related to purchases by production units and are refunded by certain taxing authorities. As of December 31, 2022 and December 31, 2021, the allowance related to non-trade receivables from customers, suppliers and other third parties was not material.
NOTE 9 — INCOME TAXES
The following table presents income tax (benefit) expense by selected jurisdiction for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Current tax (benefit) expense:	(U.S. Dollars in thousands)
Ireland	$1,133	$720	$262
U.S.	(32,570)	(17,422)	2,706
Foreign - excluding the U.S. and Ireland	32,422	26,537	15,860
	$985	$9,835	$18,828
Deferred tax (benefit) expense:
Ireland	$(115)	$354	$185
U.S.	(12,900)	(990)	(298)
Foreign - excluding the U.S. and Ireland	(22,029)	(22,532)	(585)
	$(35,044)	$(23,168)	$(698)
	$(34,059)	$(13,333)	$18,130
Income (loss) before income taxes and equity earnings consisted of the following:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Ireland	$537	$(5,904)	$2,852
U.S.	(86,269)	(66,440)	7,615
Foreign - excluding the U.S. and Ireland	156,637	27,792	48,636
	$70,905	$(44,552)	$59,103

The differences between the reported income tax (benefit) expense and income tax expense (benefit) computed at the Irish statutory income tax rate of 12.5%, the income tax rate of the Company’s country of domicile, for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, are explained in the following reconciliation:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
(Benefit) expense computed at the Irish statutory rate of 12.5%	$8,863	$(5,569)	$7,388
Effects of:
Foreign income taxed at different rates	373	5,258	8,247
Change in valuation allowances	5,183	966	2,824
Expenses not deductible for income tax purposes	2,670	4,497	1,467
Income not taxable	(4,238)	—	—
Interest expense not deductible for income tax purposes	1,365	—	—
Changes in unrecognized tax benefits, net of indirect benefits	(37,763)	(18,263)	(648)
Recognition of deferred tax assets in respect of prior periods	(4,523)	—	—
Changes in estimates made in respect of prior periods	(6,010)	(63)	(678)
Other items	21	(159)	(470)
Income tax (benefit) expense	$(34,059)	$(13,333)	$18,130
Deferred tax benefit (expense) recognized directly in other comprehensive income (loss) was as follows:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Pension and postretirement benefits	$(4,847)	$(555)	$2,584
Hedge accounting	1,847	(363)	—
Interest rate swaps	(12,445)	(2,445)	—
Equity method investments	(138)	(832)	—
Total deferred tax benefit (expense) recognized in other comprehensive income (loss)	$(15,583)	$(4,195)	$2,584

The following table provides details of the principal components of our deferred tax assets and liabilities as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021

Deferred tax assets:	(U.S. Dollars in thousands)
Other intangible assets	$2,111	$2,739
Property, plant and equipment	39,808	26,724
Operating lease right-of-use assets	56,443	44,626
Accounts payable and accrued liabilities	26,380	35,570
Pension and postretirement benefits	38,646	29,364
Operating loss carry-forwards	119,477	113,913
Tax credit carry-forwards	11,074	9,021
Investments in unconsolidated affiliates	1,490	1,248
Other	21,820	11,976
Total deferred tax assets	317,249	275,181
Valuation allowances	(96,184)	(93,205)
Offset against deferred tax liabilities	(156,953)	(135,605)
Total deferred tax assets, net	$64,112	$46,371
Deferred tax liabilities:
Other intangible assets	$19,445	$20,562
DOLE brand	76,570	76,570
Property, plant and equipment	110,109	132,410
Operating lease right-of-use assets	54,581	43,349
Accounts payable and accrued liabilities	7,056	3,790
Pension and postretirement benefits	18,791	1,800
Investments in unconsolidated affiliates	369	172
Other	13,408	2,641
Total deferred tax liabilities	300,329	281,294
Offset against deferred tax assets	(156,953)	(135,605)
Total deferred tax liabilities, net	$143,376	$145,689
As of December 31, 2022, Dole had approximately $1.0 billion of operating loss carryforwards expiring as follows:

	Ireland	U.S.	Foreign (excluding U.S. and Ireland)	Total

	(U.S. Dollars in thousands)
2023	$—	$26,239	$16,188	$42,427
2024	—	33,067	5,473	38,540
2025	—	24,734	180	24,914
2026	—	12,742	29	12,771
2027	—	15,387	1,350	16,737
2028-2039	—	258,333	7,100	265,433
Indefinite	29,258	477,937	93,204	600,399
Total	$29,258	$848,439	$123,524	$1,001,221

As of December 31, 2022, U.S. state tax credit carryforwards of $9.6 million include $9.5 million which will expire between 2023 and 2028 and $0.1 million which can be carried forward indefinitely. In addition, Dole has $1.5 million of U.S. federal foreign tax credit carryforwards. If unused, $0.7 million will expire in 2029, $0.1 million will expire in 2030, $0.5 million will expire in 2031, and $0.2 million will expire in 2032.
The following table presents the movement in the valuation allowance for the years ended December 31, 2022 and December 31, 2021:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$16,395
Changes on acquisition/disposal	80,394
Increase recognized in the income statement	4,384
Decrease recognized in the income statement	(3,418)
Translation adjustments	(4,550)
Balance as of December 31, 2021	93,205
Changes on acquisition/disposal	(723)
Increase recognized in the income statement	7,675
Decrease recognized in the income statement	(2,492)
Changes in other comprehensive income	(234)
Translation adjustments	(1,247)
Balance as of December 31, 2022	$96,184
The valuation allowance increased by $3.0 million in the year ended December 31, 2022 and by $76.8 million in the year ended December 31, 2021. The 2022 increase includes an additional $7.7 million recognized in the consolidated statements of operations, partially offset by a decrease of $2.5 million recognized in the consolidated statements of operations. This net increase was partially offset by a decrease of $0.7 million from adjustments related to the acquisition of Legacy Dole and a disposition of a subsidiary. Additionally, a decrease of $0.2 million related to changes in other comprehensive income and $1.2 million of exchange rate translation adjustments partially offset the increase through the consolidated statements of operations.
Dole is an Irish holding company that operates a significant number of foreign subsidiaries. As of December 31, 2022, the Company had not recognized a deferred tax liability on approximately $617.1 million of undistributed earnings for certain foreign subsidiaries, because these earnings are intended to be indefinitely reinvested. If such earnings were distributed, some countries may impose additional taxes. The unrecognized deferred tax liability (the amount payable if distributed) is approximately $36.2 million. Dole recognizes deferred tax assets on potential foreign tax credits expected to be generated by the repatriation of undistributed earnings only when the repatriation has occurred or is apparent to occur in the foreseeable future.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$12,699
Changes on acquisition/disposal	52,341
Increases due to tax positions taken in the current year	1,004
Decreases due to lapse of statute of limitations	(17,056)
Translation adjustments	(907)
Balance as of December 31, 2021	48,081
Settlements	(1,047)
Decreases due to lapse of statute of limitations	(35,694)
Translation adjustments	(607)
Balance as of December 31, 2022	$10,733

The total of unrecognized tax benefits was $10.7 million and $48.1 million as of December 31, 2022 and December 31, 2021, respectively. If recognized, it is estimated that Dole’s effective tax rate would be affected by additional income tax benefit of $7.3 million and $43.3 million as of December 31, 2022 and December 31, 2021, respectively. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by approximately $0.9 million related to the deduction of employee benefit matters, as a result of the lapse of the statute of limitations. The Company recognizes interest and penalties related to income taxes in the income statement. Dole recognized a benefit of $4.4 million and of $4.9 million, respectively, for interest and penalties for the years ended December 31, 2022 and December 31, 2021. A liability was recognized for accrued interest and penalties of $5.2 million and $10.3 million as of December 31, 2022 and December 31, 2021, respectively.
The tax years 2018 to 2022 remain subject to examination by taxing authorities in the United States. The tax years 2018 to 2022 remain subject to examination by taxing authorities in the U.K. The tax years 2018 to 2022 remain subject to examination by taxing authorities in Ireland, Costa Rica, Ecuador, Germany and Guatemala. The tax years 2017 to 2022 remain subject to examination by taxing authorities in Sweden and Denmark.
NOTE 10 — DETAILS OF ACCRUED LIABILITIES
Included in accrued liabilities in Dole’s consolidated balances sheets were the following items:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Amounts due to growers	$179,010	$127,615
Employee-related costs and benefits	111,272	130,663
Sales, marketing and advertising	33,455	46,414
Shipping related costs	33,644	35,694
Materials and supplies	16,316	38,646
Accrued interest	4,020	2,134
Deferred income	4,904	2,038
Professional services	17,385	17,420
Environmental and insurance reserves	2,500	2,316
Other fees	1,441	2,511
Accrued rent	1,306	1,362
Hedging liability	9,328	800
Recourse liability	4,482	—
Miscellaneous other accrued liabilities	46,563	57,318
Total accrued liabilities	$465,626	$464,931
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

Assets held-for-sale
During the year ended December 31, 2022, Dole approved and committed to sell two buildings in Europe in the Diversified Produce – EMEA reportable segment, one property in North Carolina in the Diversified Produce – Americas & ROW reportable segment and one property in Latin America in the Fresh Fruit reportable segment. As a result, related assets with a total net book value of $2.8 million, $0.3 million and $0.2 million, respectively, were transferred to assets held-for-sale. The buildings in Europe were subsequently sold at a total gain of $7.8 million in the year ended December 31, 2022. Additionally, Dole concluded that it was not probable that the other property in Latin America in the Fresh Fruit reportable segment would be sold within the next year and reclassified related assets with a net book value of $0.1 million to property, plant and equipment, net, in the consolidated balance sheets. As of December 31, 2022, assets held-for-sale were $0.6 million of property, plant and equipment. There were no liabilities held-for-sale as of December 31, 2022.
During the year ended December 31, 2021, Dole acquired $14.7 million of assets held-for-sale, as a result of the Acquisition, that primarily consisted of two vessels in the Fresh Fruit reportable segment and a number of properties throughout North America in the Fresh Vegetables segment and Latin America in the Fresh Fruit segment. During the year ended December 31, 2021, Dole approved and committed to sell a Corporate-owned plane with a net book value of $7.2 million and transferred it into assets held-for-sale in the consolidated balance sheets. Additionally, during the year ended December 31, 2021, Dole sold the two vessels, one of the Latin America properties, a ranch in North America and the Corporate-owned plane, with net book values of $8.8 million, $4.1 million, $1.6 million and $7.2 million, respectively. Assets held-for-sale were $0.2 million of property, plant and equipments as of December 31, 2021. There were no liabilities held-for-sale as of December 31, 2021. There were no gains or losses from the sale of assets held-for-sale in the year ended December 31, 2021.
A rollforward of assets held-for-sale for the years ended December 31, 2022 and December 31, 2021 in the consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—
Additions	14,701
Reclassifications	7,187
Sales	(21,688)
Balance as of December 31, 2021	200
Additions	3,339
Reclassifications	(120)
Sales	(2,774)
Balance as of December 31, 2022	$645
Actively marketed property
As of December 31, 2022 and December 31, 2021, actively marketed property was $31.0 million and $50.4 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit reportable segment. During the year ended December 31, 2022, Dole sold actively marketed Hawaii land, with a net book value of $20.7 million. During the year ended December 31, 2021, Dole sold actively marketed Hawaii land, with a net book value of $2.4 million. The total gain on the sales was $2.5 million for the year ended December 31, 2022, and there was no gain or loss from the sales in the year ended December 31, 2021.

A rollforward of actively marketed property for the years ended December 31, 2022 and December 31, 2021 in the consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—
Additions from the acquisition of Legacy Dole	52,751
Land sales	(2,387)
Balance as of December 31, 2021	$50,364
Measurement period adjustments	1,303
Land sales	(20,660)
Balance as of December 31, 2022	$31,007
See Note 4 “Business Combinations and Transactions” for additional detail on measurement period adjustments.
NOTE 12 — PROPERTY, PLANT AND EQUIPMENT
Major classes of property, plant and equipment were as follows:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Land and land improvements	$573,008	$544,057
Buildings and leasehold improvements	401,851	399,392
Machinery and equipment	390,397	368,754
Computer software	68,820	65,036
Vessels and containers	217,963	233,376
Machinery and equipment and vessel containers under finance leases	37,706	48,195
Construction in progress	57,571	55,717
	1,747,316	1,714,527
Accumulated depreciation	(404,009)	(283,677)
	$1,343,307	$1,430,850
Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years

Land improvements	1 to 30
Buildings and leasehold improvements*	1 to 50
Machinery and equipment	1 to 25
Computer software	1 to 10
Vessels and containers	1 to 30
Machinery and equipment and vessel containers under finance leases	Shorter of lease term or useful life
*Leasehold improvements are depreciated using the shorter of the useful life or life of the lease.
Depreciation expense on property, plant and equipment totaled $120.1 million, $61.6 million and $24.6 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, excluding pineapple bearer plants. During the years ended December 31, 2022 and December 31, 2021, Dole incurred an incremental depreciation charge of $41.1 million and $29.6 million, respectively, related to pineapple bearer plants that were brought to fair value in conjunction with acquisitions, that was recognized in cost of sales in the consolidated statements of operations. See Note 4 “Business Combinations and Transactions” for additional detail. Interest expense capitalized into property, plant and equipment was not material for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS
The gross balance of goodwill was $508.9 million, with accumulated impairment losses of $11.5 million, as of December 31, 2022 and $540.1 million, with accumulated impairment losses of $28.8 million, as of December 31, 2021.
As a result of the acquisition of Legacy Dole by Total Produce, $274.0 million of goodwill was recognized in the consolidated balance sheets at the Acquisition Date, all of which was assigned to the Fresh Fruit reporting unit. Refer to Note 4 “Business Combinations and Transactions” for further detail.
A rollforward of goodwill by reportable segment for the years ended December 31, 2022 and December 31, 2021, was as follows:

	Fresh Fruit	Diversified Fresh Produce – EMEA	Diversified Fresh Produce – Americas & ROW	Fresh Vegetables	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—	$133,575	$100,586	$—	$234,161
Additions	274,048	16,372	—	—	290,420
Disposals	—	(414)	—	—	(414)
Foreign currency and other	—	(8,907)	(3,927)	—	(12,834)
Balance as of December 31, 2021	274,048	140,626	96,659	—	511,333
Additions	—	1,197	—	—	1,197
Measurement period adjustments	(773)	—	—	—	(773)
Foreign currency and other	—	(6,198)	(8,106)	—	(14,304)
Balance as of December 31, 2022	$273,275	$135,625	$88,553	$—	$497,453
See Note 4 “Business Combinations and Transactions” for additional detail on measurement period adjustments.
Details of Dole’s intangible assets as of December 31, 2022 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,145	—	4,145
Supplier relationships	27,917	(19,528)	8,389
Customer relationships	126,150	(92,873)	33,277
Other	13,093	(7,914)	5,179
	$477,585	$(120,315)	$357,270
Details of Dole’s intangible assets as of December 31, 2021 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,186	—	4,186
Supplier relationships	29,179	(17,869)	11,310
Customer relationships	132,953	(92,357)	40,596
Other	13,227	(7,273)	5,954
	$485,825	$(117,499)	$368,326

A rollforward of intangible assets, excluding goodwill, for the years ended December 31, 2022 and December 31, 2021 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$65,634
Additions	314,749
Amortization	(11,404)
Foreign exchange impact	(653)
Balance as of December 31, 2021	368,326
Additions	855
Amortization	(10,893)
Foreign exchange impact	(1,018)
Balance as of December 31, 2022	$357,270
Of the $314.7 million of intangible asset additions during the year ended December 31, 2021, $306.3 million was related to the acquisition of the DOLE brand that was determined to have an indefinite life. Refer to Note 4 “Business Combinations and Transactions” for further detail.
Amortization expense for definite-lived intangible assets was $10.9 million, $11.4 million and $11.5 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.
As of December 31, 2022, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years was as follows:

Amount
(U.S. Dollars in thousands)
2023	$10,193
2024	9,935
2025	8,941
2026	6,657
2027	5,376
Thereafter	5,743
Total	$46,845
Dole evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. There was no impairment of goodwill or intangible assets recorded for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.
As of the October 1, 2022 testing date, the fair value of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were in excess of their respective carrying amounts by 2% and 5%, respectively, and the fair value of the DOLE brand was in excess of its carrying amount by less than 1%. Unfavorable changes to key assumptions, market conditions, and macroeconomic circumstances could result in future impairment.

NOTE 14 — DEBT
Short-term borrowings, bank overdrafts and long-term debt consisted of the following:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Revolving Credit Facility	$183,909	$312,017
Term Loan A and Term Loan B	823,875	836,775
Vessel financing loans	89,479	104,184
Other long-term financing arrangements	41,483	57,361
Other revolving credit facilities, at a weighted average interest rate of 4.8% as of December 31, 2022 (1.8% as of December 31, 2021)	73,999	19,600
Bank overdrafts	8,623	9,395
Finance lease obligations, at a weighted average interest rate of 3.7% as of December 31, 2022 (3.5% as of December 31, 2021)	29,885	40,719
	1,251,253	1,380,051
Unamortized debt discounts and debt issuance costs	(17,874)	(21,063)
	1,233,379	1,358,988
Current maturities, net of unamortized debt discounts and debt issuance costs	(97,435)	(51,785)
Bank overdrafts	(8,623)	(9,395)
Long-term debt, net	$1,127,321	$1,297,808
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
On August 3, 2021, the Credit Agreement was amended to increase the Revolving Credit Facility to $600.0 million, add an additional $300.0 million term loan (“Term Loan A”) and reduce potential borrowings under Term Loan B to $540.0 million.
Proceeds from the Credit Agreement were used to pay down existing debt of Legacy Dole and certain bilateral facilities of the Company.
Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 17 “Derivative Financial Instruments”, the Company enters into interest rate swap arrangements to fix a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
Principal payments of $1.9 million under Term Loan A are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028.

As of December 31, 2022, amounts outstanding under Term Loan A and Term Loan B were $823.9 million, in the aggregate, and borrowings under the Revolving Credit Facility were $183.9 million. After taking into account approximately $15.0 million of related outstanding letters of credit, Dole had $401.1 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2022. As of December 31, 2021, amounts outstanding under Term Loan A and Term Loan B were $836.8 million, in the aggregate, and borrowings under the Revolving Credit Facility were $312.0 million. After taking into account approximately $17.0 million of related outstanding letters of credit, Dole had $271.0 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2021.
Borrowings under the Credit Agreement are secured by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe and substantially all of the Company’s material U.S. assets.
Vessel Financing Loans
On December 11, 2015, Legacy Dole entered into three secured loan agreements (“first vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of three new vessels. The first vessel facility consists of three tranches, each tied to a specific vessel, which allowed the Company to borrow up to 70%, or $37.0 million, of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments. The first vessel facility bears interest at a rate per annum equal to LIBOR plus 2.00% to 3.25% and will mature on May 18, 2028. As of December 31, 2022 and December 31, 2021, Dole’s borrowings under the first vessel facility were $48.6 million and $57.8 million, respectively.
On October 30, 2020, Legacy Dole entered into two additional secured loan agreements (“second vessel facility”) of $49.1 million, in the aggregate, to finance a portion of the acquisition costs of two new vessels, which were delivered in 2021. Each agreement was tied to a specific vessel which allowed Legacy Dole to borrow 60%, or $24.5 million, of the contract cost of each vessel, collateralized by the completed vessel. On January 14, 2021 and April 7, 2021, the first and second loans were funded for $24.5 million each and mature on January 14, 2030 and April 7, 2030, respectively. The second vessel facility bears interest at a rate per annum equal to LIBOR plus 3.25% and principal and interest payments are due semi-annually in arrears for 18 consecutive installments. As of December 31, 2022 and December 31, 2021, Dole’s borrowings under the second vessel facility were $40.9 million and $46.4 million, respectively.
Other Financing Arrangements
Dole’s other financing arrangements consist of a number of loan agreements entered into to finance other capital expenditures and working capital requirements.
As of December 31, 2022 and December 31, 2021, the Company had $11.5 million and $14.4 million, respectively, in other financing arrangements outstanding related to a secured long-term asset financing arrangement for farms in Chile. The terms of the financing arrangement include a 10-year loan of $23.1 million due in June 2026 that bears interest at a rate per annum equal to LIBOR plus 2.39%. Principal and interest payments are due semi-annually in arrears. The long-term financing arrangement is collateralized by the purchased farms and their related assets.
As of December 31, 2022 and December 31, 2021, the Company had $11.3 million and $23.4 million, respectively, in other financing arrangements outstanding related to two secured long-term asset financing arrangements for pineapple farms in Costa Rica. Both agreements provide for a 10-year loan and are collateralized by the purchased farms and their related assets. The first agreement, maturing in July 2026, bears interest at a rate per annum equal to LIBOR plus 5.00%, adjustable annually, with a floor rate of 5.50% per annum. Interest and principal payments are due monthly in arrears. The second agreement, maturing in July 2031, includes principal payments of $10.1 million that was paid in July of 2022 and $3.1 million due in July of 2031, with a single payment of $0.4 million for interest which was paid in July of 2022.
As of December 31, 2022 and December 31, 2021, the Company had $18.7 million and $20.0 million, respectively, of remaining other financing arrangements, none of which are individually significant.

Other Credit Facilities
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries had other lines of credit and bank overdraft facilities at various local banks of approximately $252.3 million as of December 31, 2022 and $250.6 million as of December 31, 2021. These lines are primarily used to fund seasonal working capital requirements, short-term borrowings and bank guarantees. They consist of both secured and unsecured facilities, committed and uncommitted, and some are guaranteed by the Company and certain subsidiaries. The majority of Dole’s lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand. As of December 31, 2022 and December 31, 2021, total bank overdrafts were $8.6 million and $9.4 million, respectively, and other amounts outstanding under these lines were $74.0 million and $19.6 million, respectively. As of December 31, 2022 and December 31, 2021, after taking into account outstanding letters of credit, Dole had $167.6 million and $212.0 million, respectively, available for use under these lines.
Finance Lease Obligations
As of December 31, 2022 and December 31, 2021, Dole’s finance lease obligations of $29.9 million and $40.7 million, respectively, primarily relate to machinery and equipment and vessel containers, which continue through 2031.
Covenants and Restrictions
Provisions under the credit facilities include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends.
The credit facilities require Dole to maintain compliance with a maximum leverage ratio, which was initially set at 4.50 to 1.00 beginning December 31, 2021, with step-downs to (i) 4.25 to 1.00 for fiscal year 2022 and (ii) 4.00 to 1.00 for each fiscal year thereafter. As of December 31, 2022, Dole was in compliance with all applicable covenants.
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
Debt Discounts and Debt Issuance Costs
Debt discounts and issuance costs are amortized over the term of the debt agreement using the effective interest method. Debt discounts and issuance costs are presented as a direct reduction of debt in the consolidated balance sheets, except for those issuance costs related to revolving credit facilities and line-of-credit arrangements which are recorded as a prepaid asset in the consolidated balance sheets.
The amortization expense related to Dole’s deferred debt discounts and     issuance costs is recorded as interest expense in the consolidated income statements. For the years ended December 31, 2022 and December 31, 2021, amortization expense related to deferred debt discounts and issuance costs was $3.5 million and $2.6 million, respectively, and was not material for the year ended December 31, 2020.

Maturities of Current and Long-Term Debt
Stated maturities with respect to current and long-term debt, excluding finance lease obligations, as of December 31, 2022 were as follows:

Amount
(U.S. Dollars in thousands)
2023	$98,621
2024	38,319
2025	34,899
2026	496,979
2027	21,589
Thereafter	530,961
Total	$1,221,368
For maturities of finance lease obligations, as of December 31, 2022, refer to Note 16 “Leases”.
NOTE 15 — EMPLOYEE BENEFIT PLANS
Dole sponsors a number of defined benefit pension plans covering certain employees worldwide. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. In addition to pension plans, Dole also has OPRB plans that provide certain health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.
The Company sponsors six funded defined benefit pension plans including a U.S. qualified plan and five plans outside of the U.S., two of which are based in Ireland, two are based in the U.K., and one is based in Canada. The Company had previously sponsored a Netherlands scheme which was settled in fiscal year 2022. The Company also sponsors unfunded international pension plans (primarily in Latin America) and OPRB plans.
Substantially all U.S. pension benefits were frozen on December 31, 2001. The plans in Ireland have been closed to new entrants since 2009, and salaries for defined benefit purposes have been capped, with any salary increases above the cap eligible on a defined contribution basis. In 2017, the Company initiated an Enhanced Transfer Value program, whereby an offer was made to all active and deferred members of the Irish defined benefit pension plans (the “Irish Plans”) to transfer their accumulated accrued benefits from the Irish Plans, which eliminated future accrual of benefits and entitled the members to receive a transfer value above the statutory minimum amount. In February of 2021, one of the Irish Plans introduced a buy-in contract for pensioners. Under the buy-in contract terms, the pension plan pays a one-off premium to an insurer to purchase a bulk annuity policy. Under the bulk annuity policy, the insurer will provide payments back to the pension scheme to cover the benefits for the members covered by the buy-in. The responsibility to pay the pensions still rests with the plan and the obligation is still recorded by the Company. Both of the U.K. schemes are closed to new entrants and to new accruals.
Dole’s SERP is a non-qualified benefit and executive compensation plan, and Dole’s ESP plan is a non-qualified deferred compensation plan. Both are funded through investments in Rabbi Trusts. Following a change of control event, Dole is obligated, under the provisions of the respective trust agreements, to contribute an amount sufficient to meet the ESP obligation for benefits earned through the change in control year and the ongoing value of the projected benefit obligation of the SERP. The assets held in the Rabbi Trusts are subject to the claims of Dole’s general unsecured creditors. As of December 31, 2022, $5.4 million of the assets was classified as short-term and included in short-term investments in the consolidated balance sheets, and $16.5 million was classified as long-term and included in long-term investments in the consolidated balance sheets. As of December 31, 2021, $6.1 million was classified as short-term and $23.4 million was classified as long-term.

Obligations and Funded Status
The status of Dole’s defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Change in projected benefit obligation:	(U.S. Dollars in thousands)
Benefit obligation at beginning of the year	$253,880	$—	$349,001	$266,320	$17,572	$—
Acquisition of Legacy Dole	—	256,767	—	114,099	—	18,655
Service cost	256	107	4,465	3,219	3	1
Interest cost	4,943	1,696	8,219	5,505	443	157
Actuarial (gain) loss	(47,439)	4,179	(82,819)	(4,432)	(1,726)	166
Plan amendments	—	—	—	(213)	—	—
Curtailments, settlements and terminations, net	(8,217)	—	(27,511)	(14,399)	—	—
Benefits paid	(21,588)	(8,869)	(10,012)	(8,851)	(3,148)	(1,407)
Foreign exchange impact and other	—	—	(13,196)	(12,247)	—	—
Benefit obligation at end of the year	$181,835	$253,880	$228,147	$349,001	$13,144	$17,572
Change in plan assets:
Fair value of plan assets at beginning of the year	$224,749	$—	$235,301	$245,061	$—	$—
Acquisition of Legacy Dole	—	234,221	—	—	—	—
Actual return on plan assets	(44,601)	(2,054)	(46,116)	13,901	—	—
Company contributions	3,863	1,450	12,104	10,297	3,177	1,407
Benefits paid	(21,588)	(8,868)	(10,012)	(8,851)	(3,177)	(1,407)
Curtailments, settlements and terminations, net	(8,217)	—	(25,767)	(14,419)	—	—
Foreign exchange impact and other	—	—	(17,585)	(10,688)	—	—
Fair value of plan assets at end of the year	$154,206	$224,749	$147,925	$235,301	$—	$—
Funded status	$(27,629)	$(29,131)	$(80,222)	$(113,700)	$(13,144)	$(17,572)
Amounts recognized in the consolidated balance sheets:
Other assets	$—	$—	$20,938	$2,524	$—	$—
Pension and postretirement benefits	(2,229)	(2,243)	(13,066)	(13,209)	(1,992)	(2,212)
Pension and postretirement benefits, less current portion	(25,400)	(26,888)	(88,094)	(103,015)	(11,152)	(15,360)
	$(27,629)	$(29,131)	$(80,222)	$(113,700)	$(13,144)	$(17,572)
Amounts recognized in accumulated other comprehensive loss (income), before tax, were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

	(U.S. Dollars in thousands)
Net actuarial loss (gain)	$18,341	$11,011	$—	$15,180	$50,575	$64,591	$(1,531)	$166	$—
Prior service (benefit)	—	—	—	(6,285)	(8,241)	(8,952)	—	—	—
Total	$18,341	$11,011	$—	$8,895	$42,334	$55,639	$(1,531)	$166	$—

Some of Dole’s plans were underfunded as of December 31, 2022 and December 31, 2021, having accumulated benefit obligations exceeding the fair value of plan assets. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Projected benefit obligation	$277,203	$429,115
Accumulated benefit obligation	$261,248	$406,233
Fair value of plan assets	$154,208	$283,988
As of December 31, 2022 and December 31, 2021, some of Dole’s plans are projected to be underfunded, having projected benefit obligations exceeding the fair value of plan assets. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with projected benefit obligations in excess of plan assets were as follows:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Projected benefit obligation	$290,347	$519,342
Accumulated benefit obligation	$261,248	$470,484
Fair value of plan assets	$154,208	$356,415

Components of Net Periodic Benefit Cost and Other Changes Recognized in Other Comprehensive Income (Loss)
The components of net periodic benefit cost for Dole’s U.S. and international pension plans and OPRB plans were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

	(U.S. Dollars in thousands)
Components of net periodic benefit cost:
Service cost	$256	$107	$—	$4,465	$3,219	$1,858	$3	$1	$—
Interest cost	4,943	1,696	—	8,219	5,505	3,808	443	157	—
Expected return on plan assets	(11,274)	(4,779)	—	(6,814)	(6,883)	(7,275)	—	—	—
Amortization of:
Net loss	—	—	—	2,166	2,946	2,081	—	—	—
Prior service (benefit)	—	—	—	(618)	(812)	(785)	—	—	—
Curtailments, settlements and terminations, net	1,106	—	—	220	1,756	—	—	—	—
Foreign exchange impact and other	—	—	—	36	238	—	—	—	—
Net periodic cost (benefit)	$(4,969)	$(2,976)	$—	$7,674	$5,969	$(313)	$446	$158	$—

Other changes recognized in other comprehensive income (loss):
Net loss (gain)	$7,330	$11,011	$—	$(33,264)	$(13,186)	$12,957	$(1,697)	$166	$—
Prior service expense (benefit)	—	—	—	1,339	(213)	—	—	—	—
Amortization of:
Net (loss)	—	—	—	(2,166)	(2,946)	(2,081)	—	—	—
Prior service benefit	—	—	—	618	812	785	—	—	—
Foreign exchange impact and other	—	—	—	34	(2,026)	1,309	—	—	—
Income tax (benefit) expense	(1,781)	2,643	—	6,226	(3,209)	(2,154)	402	11	—
Total recognized in other comprehensive income (loss)	$5,549	$13,654	$—	$(27,213)	$(20,768)	$10,816	$(1,295)	$177	$—
Total recognized in net periodic benefit cost and other comprehensive income (loss), net of income taxes	$580	$10,678	$—	$(19,539)	$(14,799)	$10,503	$(849)	$335	$—
The Company classifies the non-service components of net periodic pension benefit cost within other income (expense), net, in the consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss (gain) and prior service benefit, and other curtailment or settlement costs.
Assumptions
Weighted average assumptions used to determine benefit obligations were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2021

Discount rate	5.31%	2.62%	5.26%	2.61%	5.79%	3.18%
Rate of compensation increase	3.00%	3.00%	3.18%	1.98%	—	—
Rate of increase in pensions	—	—	2.07%	1.90%	—	—

Weighted average assumptions used to determine net periodic benefit cost were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Discount rate	2.62%	2.39%	—	2.61%	2.29%	1.72%	3.18%	2.72%	—
Rate of compensation increase	3.00%	3.00%	—	1.98%	2.84%	1.74%	—	—	—
Rate of increase in pensions	—	—	—	1.90%	1.68%	1.58%	—	—	—
Rate of return on plan assets	5.10%	5.00%	—	3.36%	2.85%	3.41%	3.36%	—	—
Dole does not sponsor any cash balance plans or plans with promised interest credit rates. International plan discount rates and assumed rates of increase in future compensation differ from the assumptions used for U.S. plans due to differences in the local economic conditions in the countries in which the international plans are based. No rate of compensation increase is shown for U.S. plans, because benefits under the U.S. plans are frozen, except for a group of employees whose benefits are negotiated under collective bargaining agreements. The assumption for the rate of compensation increase for these employees reflects the rate negotiated in those bargaining agreements.
The accumulated pension benefit obligation for Dole’s OPRB plan was determined using the following assumed annual rate of increase in the per capita cost of covered health care benefits:

	2022	2021
Health care costs trend rate assumed for next year	6.65%	6.49%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	4.49%	4.50%
Year that the rate reaches the ultimate trend rate	2030	2029
Plan Assets
The following is the target asset mix for Dole’s pension plans, which management believes provides the optimal trade-off of diversification and long-term asset growth:

Target Allocation
Fixed income securities	50%
Equity securities	23%
Other	27%
Total	100%
Dole’s pension plan weighted average asset allocations by asset category was as follows:

	Year Ended
	December 31, 2022	December 31, 2021
Fixed income securities	52%	48%
Equity securities	23%	27%
Other	25%	25%
Total	100%	100%
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
The carrying value and estimated fair values of Dole’s retirement plan assets are summarized below:

	Fair Value Measurements as of December 31, 2022 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(U.S. Dollars in thousands)
Cash and cash equivalents	$5,695	$8,854	$—	$14,549
Fixed-income securities	33,260	100,964	—	134,224
Insurance contracts	—	16,627	—	16,627
Equity securities	4,930	22,671	—	27,601
Other	8,682	8,135	—	16,817
Investments measured at fair value	52,567	157,251	—	209,818
Investments measured at net asset value	—	—	—	92,313
Total plan assets at fair value	$52,567	$157,251	$—	$302,131

	Fair Value Measurements as of December 31, 2021 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(U.S. Dollars in thousands)
Cash and cash equivalents	$8,276	$—	$—	$8,276
Fixed-income securities	45,380	217,127	—	262,507
Insurance contracts	—	43,053	—	43,053
Equity securities	7,688	101,890	8,058	117,636
Other	2,261	12,270	122	14,653
Investments measured at fair value	63,605	374,340	8,180	446,125
Investments measured at net asset value	—	—	—	13,925
Total plan assets at fair value	$63,605	$374,340	$8,180	$460,050
The table below sets forth a summary of the transfers and purchases of the plans’ Level 3 assets for the years ended December 31, 2022 and December 31, 2021:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common Collective Trusts	Interest in 103-12 Investment Companies	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—	$—	$—
Acquisitions	113	8,498	8,611
Net realized and unrealized gains (losses)	9	(1,251)	(1,242)
Net purchases, issuances and settlements	—	811	811
Balance as of December 31, 2021	122	8,058	8,180
Settlements and reclassifications	(122)	(8,058)	(8,180)
Balance as of December 31, 2022	$—	$—	$—
Plan Contributions and Estimated Future Benefit Payments
During the year ended December 31, 2022, Dole contributed $0.9 million to its qualified U.S. pension plan. These contributions were made to comply with minimum funding requirements under the Internal Revenue Code without regard to interest rate stabalization. Future contributions to the U.S. pension plan in excess of the minimum funding requirement are voluntary and may change depending on Dole’s operating performance or at management’s discretion. Contributions and benefits paid directly by Dole related to its other U.S. and foreign pension and OPRB plans totaled $18.2 million during the year ended December 31, 2022.
Dole expects to make $2.8 million of contributions and $17.8 million of direct benefit payments related to its pension and OPRB plans in fiscal year 2023.

The following table presents estimated future benefit payments:

	U.S. Pension Plans	International Pension Plans	OPRB Plans

	(U.S. Dollars in thousands)
2023	$20,141	$19,328	$1,992
2024	19,359	13,356	1,825
2025	18,438	12,954	1,730
2026	17,622	14,301	1,611
2027	16,830	14,790	1,481
Thereafter	71,645	75,398	5,042
Total	$164,035	$150,127	$13,681
Defined Contribution Plans
Dole offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation in accordance with plan guidelines. Some of these plans provide for a company match that is subject to a maximum contribution as defined by the plan. Dole’s contributions to its defined contribution plans totaled $21.4 million, $15.7 million and $10.6 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.
Multi-Employer Plans
Dole is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to multi-employer benefit plans for eligible participants were approximately $0.9 million and $0.4 million in the years ended December 31, 2022 and December 31, 2021, respectively. No contributions were made in the year ended December 31, 2020.
The following table presents details for Dole’s U.S. multi-employer defined benefit plan:

		Pension Protection Act Zone Status	Contributions for the Year Ended
Pension Plan	EIN/Pension Plan Number	Fiscal 2022	December 31, 2022	December 31, 2021	December 31, 2020	Expiration of Agreement

			(U.S. Dollars in thousands)
Western Conference of Teamsters Pension Plan	91-6145047-001	Not critical	$917	$372	$—	8/15/2024
NOTE 16 — LEASES
Lease Position
The following tables present the lease-related assets and liabilities recorded in the consolidated balance sheets:

	Lease-related assets as of December 31, 2022		Lease-related assets as of December 31, 2021
	Operating lease right-of-use assets	Property, plant & equipment, net	Operating lease right-of-use assets	Property, plant & equipment, net

	(U.S. Dollars in thousands)
Operating leases	$392,797	$—	$368,632	$—
Finance leases	—	29,177	—	40,739
	$392,797	$29,177	$368,632	$40,739

	Lease-related liabilities as of December 31, 2022
	Current maturities of operating leases	Operating leases, less current maturities	Current portion of long-term debt, net	Long-term debt, net

	(U.S. Dollars in thousands)
Operating leases	$81,968	$320,272	$—	$—
Finance leases	—	—	6,609	23,276
	$81,968	$320,272	$6,609	$23,276

	Lease-related liabilities as of December 31, 2021
	Current maturities of operating leases	Operating leases, less current maturities	Current portion of long-term debt, net	Long-term debt, net

	(U.S. Dollars in thousands)
Operating leases	$73,046	$305,714	$—	$—
Finance leases	—	—	10,039	30,680
	$73,046	$305,714	$10,039	$30,680
Lease Terms and Discount Rates
The weighted-average remaining lease term and discount rate for the Company’s lease profile as of December 31, 2022 and December 31, 2021 was as follows:

Weighted-average remaining lease term (in years):	December 31, 2022	December 31, 2021
Operating leases	7.4	8.0
Finance leases	5.9	5.6

Weighted-average discount rate (%):	December 31, 2022	December 31, 2021
Operating leases	4.5%	3.2%
Finance leases	3.7%	3.5%
Lease Costs
The following table presents certain information related to lease costs for finance and operating leases for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Finance lease costs:	(U.S. Dollars in thousands)
Depreciation of lease assets	$9,740	$6,610	$1,192
Interest on lease liabilities	1,223	968	114
Operating lease costs	94,832	54,892	27,289
Short-term lease costs	20,315	8,719	1,433
Variable lease costs	19,060	8,088	1,021
Sublease income	(10,875)	(4,658)	(363)
Total lease costs	$134,295	$74,619	$30,686

Supplementary Cash Flow Data
The following represents the disaggregation of certain cash flow supplementary data by finance and operating lease classifications:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Cash paid for amounts included in the measurement of lease liabilities:	(U.S. Dollars in thousands)
Operating cash flows from finance leases	$1,223	$968	$—
Operating cash flows from operating leases	96,707	43,735	29,397
Financing cash flows from finance leases	8,183	6,332	2,844

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Right-of-use assets obtained in exchange for finance lease liabilities	$776	$5,452	$9,892
Right-of-use assets obtained in exchange for operating lease liabilities	105,832	40,584	20,978

The following table reconciles the undiscounted cash flows for each of the first five years and total remaining years to the finance and operating lease liabilities recorded on the balance sheet as of December 31, 2022:

	Finance Leases	Operating Leases

	(U.S. Dollars in thousands)
2023	$7,046	$95,934
2024	6,454	81,423
2025	8,154	69,907
2026	2,684	56,774
2027	2,655	48,340
Thereafter	6,296	117,130
Total lease payments	33,289	469,508
Less: present value discount	(3,404)	(67,268)
	$29,885	$402,240
Related Party Lease Transactions
In the ordinary course of business, Dole enters into a number of lease agreements with related parties. During the periods presented, Dole, as a lessee, had the following lease liability balances with related parties:

	Lease-related Liabilities with Related Parties as of December 31, 2022		Lease-related Liabilities with Related Parties as of December 31, 2021
	Current maturities of operating leases	Operating leases, less current maturities	Current maturities of operating leases	Operating leases, less current maturities

	(U.S. Dollars in thousands)
Operating leases	$3,787	$22,194	$1,254	$12,553
Finance leases	1,053	895	—	—
	$4,840	$23,089	$1,254	$12,553

See Note 20 “Related Party Transactions” for revenues and expenses related to leases with related parties.
Lessor Accounting
The company leases various types of owned properties to external parties, mainly through operating lease agreements. Leasing assets to external parties is not significant to Dole’s operations. Rental income recognized on agreements where Dole acted as the lessor was as follows:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Rental income:	(U.S. Dollars in thousands)
Other income (expense), net	$11,727	$5,202	$2,708
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
Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt. Dole’s current interest rate swaps fix the paying rate of interest at rates between 0.50% and 2.57%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 4.39% as of December 31, 2022. During the year ended December 31, 2022, Dole entered into $100.0 million of new interest rate swap arrangements with maturities ranging from three to four years from the effective date. During the year ended December 31, 2021, Dole entered into $600.0 million of interest rate swaps with maturity dates ranging from three to five years from the effective date. All interest rate swap arrangements are classified within the consolidated balance sheets based on the ultimate maturity date of the arrangement.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets and from arranging air or land transportation for products of third-party entities. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of its hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible
4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in fair value of these instruments in accumulated other comprehensive loss. The changes in fair value of foreign currency fair value hedges, non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.

Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of December 31, 2022:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States Dollar	$53.0 million
Euro	€375.5 million
British Pound Sterling	£12.9 million
Swedish Krona	SEK 22.0 million
Interest rate swap contract	$700.0 million
Bunker fuel hedges	25.5 thousand metric tons
Quantitative Disclosures
Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of December 31, 2022
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$(5,726)	$—	$490
Non-designated cash flow hedges	(206)	—	872
Fair value hedges	—	—	4
Bunker fuel hedges	(3,396)	—	—
Interest rate swap contracts	—	59,104	—
	$(9,328)	$59,104	$1,366

	Fair Value Measurements as of December 31, 2021
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$(222)	$—	$2,183
Non-designated cash flow hedges	(578)	—	202
Bunker fuel hedges	—	—	1,023
Interest rate swap contracts	—	10,102	—
	$(800)	$10,102	$3,408
Refer to Note 18 “Fair Value Measurements” for the presentation of fair value instruments within the consolidated balance sheets, which includes derivative financial instruments.

The following tables represent Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended December 31, 2022
	Gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other income (expense), net

Realized gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$22,546	$—
Non-designated cash flow hedges	—	3,341	—
Bunker fuel hedges	—	2,834	—
Total net realized gains	$—	$28,721	$—
Unrealized gains (losses):
Cash flow hedges	$(6,380)	$—	$—
Non-designated cash flow hedges	—	589	—
Fair values hedges	—	—	469
Bunker fuel hedges	—	(3,437)	—
Interest rate swap contracts	49,002	—	—
Total net unrealized gains (losses)	$42,622	$(2,848)	$469

	Year Ended December 31, 2021
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other income (expense), net

Realized gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$2,399	$—
Non-designated cash flow hedges	—	(403)	—
Bunker fuel hedges	—	2,358	—
Total net realized gains	$—	$4,354	$—
Unrealized gains (losses):
Cash flow hedges	$1,336	$—	$—
Non-designated cash flow hedges	—	388	—
Bunker fuel hedges	—	(1,645)	—
Interest rate swap contracts	10,102	—	—
Total net unrealized gains (losses)	$11,438	$(1,257)	$—

	Year Ended December 31, 2020
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other income (expense), net

Unrealized (losses):	(U.S. Dollars in thousands)
Non-designated cash flow hedges	$—	$(682)	$—
Total net unrealized (losses)	$—	$(682)	$—
As of December 31, 2022, the Company expects approximately $20.3 million of deferred net gains from cash flow hedges to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Refer to Note 21 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

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
Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities remeasured at fair value as of December 31, 2022 and December 31, 2021.

		Fair Value Measurements as of December 31, 2022 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$1,366	$—	$1,366
	Accrued liabilities	—	(5,932)	—	(5,932)
Bunker fuel hedges:	Accrued liabilities	—	(3,396)	—	(3,396)
Interest rate swap contracts:	Other assets	—	59,104	—	59,104
Rabbi Trust investments:
	Short-term investments	—	—	5,367	5,367
	Long-term investments	—	—	16,498	16,498
Contingent consideration:
	Contingent consideration	—	—	(1,791)	(1,791)
	Contingent consideration, less current portion	—	—	(5,022)	(5,022)
Total		$—	$51,142	$15,052	$66,194

		Fair Value Measurements as of December 31, 2021 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$2,385	$—	$2,385
	Accrued liabilities	—	(800)	—	(800)
Bunker fuel hedges:	Other receivables, net	—	1,023	—	1,023
Interest rate swap contracts:	Other assets	—	10,102	—	10,102
Rabbi Trust investments:
	Short-term investments	—	—	6,115	6,115
	Long-term investments	—	—	23,433	23,433
Contingent consideration:
	Contingent consideration	—	—	(2,958)	(2,958)
	Contingent consideration, less current portion	—	—	(4,302)	(4,302)
Total		$—	$12,710	$22,288	$34,998

The table below sets forth a summary of changes in the fair value of the Level 3 investments, excluding contingent consideration and pension assets, for the years ended December 31, 2022 and December 31, 2021:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$406
Additions from the acquisition of Legacy Dole	29,574
Transfers out of Level 3 investments	(406)
Net realized and unrealized losses recognized in earnings	(286)
Plan contributions	1,210
Plan distributions	(950)
Balance as of December 31, 2021	$29,548
Net realized and unrealized losses recognized in earnings*	(3,835)
Plan contributions	458
Plan distributions	(4,306)
Balance as of December 31, 2022	$21,865
*    Net amount comprised realized losses of $0.1 million and unrealized losses of $3.7 million recorded in other income (expense), net, in the consolidated statements of operations.

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
Dole’s SERP and ESP plans are funded through investments in Rabbi Trusts. As of December 31, 2022, securities totaled $21.9 million, of which $5.4 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $16.5 million was classified as long-term and included in long-term investments in the consolidated balance sheets. As of December 31, 2021, securities totaled $29.5 million of which $6.1 million was classified as short-term and $23.4 million was classified as long-term. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.

The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the years ended December 31, 2022 and December 31, 2021:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$(10,698)
Additions	(944)
Payments	5,031
Remeasurement loss	(1,036)
Foreign exchange impact	387
Balance as of December 31, 2021	$(7,260)
Additions	(2,907)
Payments	2,909
Remeasurement gain	14
Foreign exchange impact	431
Balance as of December 31, 2022	$(6,813)
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
Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: These items have carrying values reported in the consolidated balance sheets that approximate fair value due to their liquid nature, and they are classified as Level 1.
Short-term trade and grower receivables: These items have carrying values reported in the consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Trade payables: These items have carrying values reported in the consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Notes receivable: These items have carrying values reported in the consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Long-term grower receivables: These items have carrying values reported in the consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Finance and operating leases: The carrying value of finance lease obligations reported in the consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than one year, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, the derivative assets or liabilities are classified as Level 2.

Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Term Loan B based on the bid side of current quoted market prices.
The carrying values for Term Loan A and Term Loan B, net of debt discounts and debt issuance costs, and gross estimated fair values of Dole’s debt based on Level 2 inputs in the fair value hierarchy are summarized below:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Carrying Value	$806,326	$815,764
Estimated Fair Value	$795,039	$833,637
See Note 14 “Debt” for additional detail on long-term debt instruments.
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
NOTE 19 — COMMITMENTS AND CONTINGENCIES
Commitments
In order to secure sufficient product, packaging, agrochemicals and other supplies to meet demand and maximize volume incentive rebates, the Company has historically entered into non-cancelable agreements with independent vendors and growers for purchases in the normal course of business. Prices under these agreements are generally tied to prevailing market rates, and contract terms generally range from one to ten years, though the majority have terms of one year and are renegotiated annually. For the years ended December 31, 2022 and December 31, 2021, estimated purchases under these contracts were approximately $1.2 billion and $448.1 million, respectively. For the year ended December 31, 2020, purchases under these types of contracts were not material, as these arrangements are not in the normal course of Legacy Total Produce’s operations. As of December 31, 2022, aggregate estimated future payments under such purchase commitments, based on December 2022 pricing and volumes, were as follows:

Amount
(U.S. Dollars in thousands)
2023	$973,186
2024	508,249
2025	370,423
2026	260,593
2027	260,593
Thereafter	362,764
Total	$2,735,808
Dole has numerous collective bargaining agreements with various unions covering approximately 31.4% of Dole’s workforce. Of these unionized employees, 24.3% are covered under a collective bargaining agreement that will expire within one year, and the remaining 75.7% are covered under collective bargaining agreements expiring beyond the upcoming year. These agreements are subject to periodic negotiation and renewal. Failure to renew any of these collective bargaining agreements may result in a strike or work stoppage; however, management does not expect that the outcome of these negotiations and renewals will have a material adverse impact on Dole’s financial condition or results of operations.

Guarantees and Other Contingencies
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to twenty years, often with an option to renew. As of December 31, 2022 and December 31, 2021, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $61.4 million and $68.8 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain equity method investees. As of December 31, 2022 and December 31, 2021, total guarantees under these arrangements were $9.2 million and $13.9 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Each of the following Irish registered subsidiaries of the Company may avail of the exemption from filing its statutory financial statements for the year ended December 31, 2022 as permitted by Section 357 of the Companies Act 2014. If any of these Irish registered subsidiaries of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of Section 357 (1) (b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended December 31, 2022:

•Dole Management Services Limited
•Finantic Limited
•Total Produce International Holdings Limited
•Dole Ireland Limited
•Uniplumo (Ireland) Limited
•Dole Receivables DAC
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. As the impacted reservoir is currently being actively marketed to potential buyers, the Company does not deem a resulting loss from the contingency to be probable and, thus, has not recognized a liability in the consolidated balance sheets. All actively marketed property was adjusted to fair market value through the purchase price allocation to reflect current market conditions. See Note 4 “Business Combinations and Transactions” for additional detail.
In December of 2021 and January 2022, Dole issued voluntary recalls of packaged salads processed at certain Fresh Vegetables facilities due to a possible contamination of Listeria monocytogenes. During the years ended December 31, 2022 and December 31, 2021, the Company incurred $15.8 million and $17.6 million, respectively, of exceptional one-off costs related to the recalls, which were recorded in cost of sales or selling, marketing, general and administrative expenses in the consolidated statements of operations, based on the nature of the cost. Beginning in the second quarter of 2022, any additional impact from the recalls was treated as costs from ongoing operations, and as of December 31, 2022, the estimated contingent liability for legal claims related to the recall that have not yet been settled was not material.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows.

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
Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million, although this number is only an estimate). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims and eliminated Shell’s demands for indemnification related to the homeowner and City of Carson cases. Shell’s equitable claims related to the cleanup costs were tried and, on November 9, 2022, the jury delivered a verdict deciding that Shell properly incurred and will incur a total of $266.6 million in cleanup costs, and that BHC should bear 50.0% of those costs, or $133.3 million. BHC has filed an appeal.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s, results of operations, financial condition or cash flows because management believes the risk of loss is remote.
NOTE 20 — RELATED PARTY TRANSACTIONS
Balmoral International Land Holdings plc (“Balmoral”) is a related party of Dole plc, because the Chair of the Board of Dole plc is also the Chair of the Board of Balmoral. In the years ended December 31, 2022, December 31, 2021 and December 31, 2020, a subsidiary of Dole sub-leased or leased buildings to or from Balmoral, was in receipt of property management services from Balmoral and provided IT management services to Balmoral. For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, total net expenses related to Balmoral were $2.0 million, $1.6 million and $1.4 million, respectively.
Balkan Investment Company (“Balkan”) is a related party of the Company, because it is the beneficial owner of more than 5% of the Company’s Ordinary shares. In the year ended December 31, 2022, a subsidiary of Dole sub-leased a portion of a building and provided other services to Balkan. Total income received for the year ended December 31, 2022 was $0.1 million and was not material for the years ended December 31, 2021 and December 31, 2020.

Mr. Murdock is a significant shareholder of Dole plc and former owner of Legacy Dole. Mr. Murdock owns, inter alia, the real estate company, Castle and Cooke, Inc. Net expenses from various companies of Mr. Murdock were $4.3 million for the year ended December 31, 2022 and primarily relate to the lease of equipment. Net expenses amounted to $0.6 million and were not material for the years ended December 31, 2021 and December 31, 2020, respectively.
See Note 23 “Investments in Unconsolidated Affiliates” for details of transactions with equity method investees, Note 16 “Leases” for details of lease-related liabilities with related parties and Note 19 “Commitments and Contingencies” for details of related party guarantees.
All other transactions with related parties were not material for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, and other outstanding receivables from and payables to related parties were not material as of December 31, 2022 and December 31, 2021.
NOTE 21 — STOCKHOLDERS’ EQUITY
Common Stock
As of December 31, 2022, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of December 31, 2022, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.
A rollforward of share activity as of December 31, 2022 and December 31, 2021 was as follows:

Amount
(In thousands)
Outstanding shares as of December 31, 2020	410,725
Net shares issued related to stock-based compensation	4,545
Cancellation of treasury shares	(22,000)
Total Produce share exchange	(337,088)
Shares issued to the C&C Parties	11,917
Primary IPO Transaction issuance	25,000
Secondary issuance	1,779
Outstanding shares as of December 31, 2021	94,878
Net shares issued related to stock-based compensation	21
Outstanding shares as of December 31, 2022	94,899
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of stock options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of December 31, 2022, there were 6.1 million shares available for future grant under the Plan and 1.3 million shares available for future issue under awards granted.
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

In the year ended December 31, 2022, additional RSU awards were issued under the Plan that vest over a one to three year service period, and new RSU awards were issued under the Plan that vest over three years if certain market conditions are met. Compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award, calculated using a Monte Carlo simulation approach. These awards vest over a three-year service period, and forfeitures are estimated on the date of grant based on historical forfeiture rates, with stock compensation expense adjusted based on actual forfeitures.
The following table summarizes the assumptions used for estimating the fair values of the stock options and RSUs with a market condition upon grant date:

Assumption	RSUs with a market condition	Stock Options

Risk-free interest rate	2.1%	0.9%
Expected volatility	45.0%	32.5%
Dividend yield	2.5%	1.5%
Expected term (years)	N/A	6.5
For the year ended December 31, 2022, a rollforward of share-based compensation awards outstanding by number and weighted-average exercise price of stock options or weighted-average grant-date fair value of RSUs and RSUs with a market condition was as follows:

	Stock Options		RSUs		RSUs with a market condition
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average grant date fair value	Number of shares	Weighted-average grant date fair value

	(Number of shares in thousands and weighted-average amounts are U.S. dollars per share)
Outstanding awards as of December 31, 2021	453	$15.72	209	$15.88	—	$—
Granted	—	—	261	12.88	425	13.70
Vested	—	—	(40)	12.87	—	—
Forfeited	—	—	(18)	13.59	(25)	15.33
Outstanding awards as of December 31, 2022	453	$15.72	412	$13.71	400	$13.59
For the year ended December 31, 2022, stock-based compensation expense related to the Plan was $4.5 million and was not material for the years ended December 31, 2021 and December 31, 2020. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of December 31, 2022 and December 31, 2021 was $8.4 million and $4.4 million, respectively. The remaining unrecognized compensation cost as of December 31, 2022 will be recognized over a weighted-average period of approximately 1.9 years.
Dividends Declared
The following table summarizes dividends per share declared for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

Date Declared	Amount (per share)
(U.S. Dollars)
11/16/2022	$0.08
8/22/2022	$0.08
5/24/2022	$0.08
3/14/2022	$0.08
12/2/2021	$0.08
5/28/2021	$0.03
1/29/2021	$0.01
9/2/2020	$0.03

The following table summarizes total dividends declared for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Dividends	$(30,582)	$(24,699)	$(11,875)
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of December 31, 2022, Dole had $19.6 million available to declare or pay a dividend. See Note 26 “Subsequent Events” for further detail on dividends declared after December 31, 2022.
Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2019	$—	$(65,065)	$(66,539)	$(131,604)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	(2,578)	(13,451)	17,759	1,730
Gross amounts reclassified from accumulated other comprehensive loss	—	1,295	—	1,295
Tax reclassified from accumulated other comprehensive loss	—	(224)	—	(224)
Net other comprehensive income (loss) attributable to Dole plc	(2,578)	(12,380)	17,759	2,801
Balance as of December 31, 2020	$(2,578)	$(77,445)	$(48,780)	$(128,803)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	14,085	1,857	(27,669)	(11,727)
Reclassification of pension activity to accumulated other comprehensive loss*	—	15,462	—	15,462
Gross amounts reclassified from accumulated other comprehensive loss	(3,739)	378	1,721	(1,640)
Tax reclassified from accumulated other comprehensive loss	863	(74)	—	789
Net other comprehensive income (loss) attributable to Dole plc	11,209	17,623	(25,948)	2,884
Balance as of December 31, 2021	$8,631	$(59,822)	$(74,728)	$(125,919)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	48,448	21,530	(38,329)	31,649
Gross amounts reclassified from accumulated other comprehensive loss	(22,447)	1,548	5,445	(15,454)
Tax reclassified from accumulated other comprehensive loss	5,785	(194)	—	5,591
Net other comprehensive income (loss) attributable to Dole plc	31,786	22,884	(32,884)	21,786
Balance at December 31, 2022	$40,417	$(36,938)	$(107,612)	$(104,133)
*See Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” for details on the reclassification of pension activity in the year ended December 31, 2021.

For the year ended December 31, 2022, gross amounts reclassified out of accumulated other comprehensive loss included the following:
•The reclassification of net gains of $22.4 million related to the fair value of cash flow hedges, of which $22.4 million was reclassified to cost of sales and an immaterial amount was reclassified to interest expense.
•The reclassification of net losses of $1.5 million related to pension and postretirement benefits to net periodic benefit cost.
•The reclassification of net losses of $5.4 million related to foreign currency translation to other income (expense), net.
For the year ended December 31, 2021, gross amounts reclassified out of accumulated other comprehensive loss included the following:
•The reclassification of net gains of $3.7 million related to the fair value of cash flow hedges, of which $2.3 million was reclassified to cost of sales and $1.4 million was reclassified to equity method earnings.
•The reclassification of net losses of $0.4 million related to pension and postretirement benefits, of which $2.1 million was reclassified into net periodic benefit cost, offset by a $1.7 million gain reclassified to equity method earnings.
•The reclassification of net losses of $1.7 million related to foreign currency translation which was reclassified to equity method earnings.
For the year ended December 31, 2020, gross amounts reclassified out of accumulated other comprehensive loss included $1.3 million of net losses reclassified to net periodic benefit cost.
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
The following table presents the changes in redeemable NCI for each of the years ended December 31, 2022 and December 31, 2021:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$30,317
Share of net income	3,304
Share of items recognized in other comprehensive (loss)	(1,054)
Dividends paid to redeemable noncontrolling interest holders	(5,972)
Accretion to redemption value recognized in additional paid-in capital	6,332
Foreign exchange impact	(151)
Balance as of December 31, 2021	32,776
Share of net income	3,455
Share of items recognized in other comprehensive (loss)	(437)
Dividends paid to redeemable noncontrolling interest holders	(4,085)
Accretion to redemption value recognized in additional paid-in capital	2,385
Foreign exchange impact	(1,783)
Balance as of December 31, 2022	$32,311

As of December 31, 2022, the balance of $32.3 million represents the carrying value of the redeemable NCI in the consolidated balance sheets. The total redemption value of the instruments was $37.8 million, had the options been exercised at December 31, 2022.
NOTE 23 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of December 31, 2022, Dole’s investments in unconsolidated affiliates were $124.2 million, of which $120.9 million represented equity method investments, and $3.3 million represented investments in which Dole does not have significant influence. As of December 31, 2021, following the Acquisition and derecognition of Legacy Dole as an equity method investment, Dole’s investments in unconsolidated affiliates were $128.4 million, of which $126.5 million represented equity method investments, and $1.9 million represented investments in which Dole does not have significant influence. There are no significant investees in which Dole holds 20.0% or more of their voting stock that are not accounted for using the equity method of accounting.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases equity method earnings in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases equity method earnings in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Cash dividends received from investments in which Dole does not have significant influence are recorded in other income (expense), net, and have historically not been significant.
Legacy Dole
Prior to the Acquisition described in Note 4 “Business Combination and Transactions”, Total Produce had a 45.0% equity ownership interest in Legacy Dole, with a carrying value at the time of Acquisition of approximately $259.0 million. As a part of the Acquisition, Legacy Dole became a subsidiary of Dole plc and the acquiree of Total Produce. As such, Legacy Dole results are included in the consolidated results of the Company from the Acquisition Date to December 31, 2022.
The following table provides a rollforward of the carrying amount of Total Produce’s 45.0% investment in Legacy Dole as of December 31, 2021:

Amount

(U.S. Dollars in thousands)
Carrying amount as of December 31, 2020	$340,485
Share of net income	38,874
Share of other comprehensive income	3,999
Share of repayment of receivable from affiliates	469
Impairment	(122,926)
Equity method investment becoming subsidiary	(259,000)
Foreign exchange impact	(1,901)
Carrying amount as of December 31, 2021	$—

Summarized financial information for Legacy Dole for the period from January 1, 2021 to July 29, 2021, for the year ended December 31, 2020 and as of July 29, 2021 are as follows in the tables below. Unless otherwise noted, the results included herein represent Legacy Dole’s operations rather than the share attributable to the Company.

	Period Ended	Year Ended
	July 29, 2021	December 31, 2020

Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenue, net	$2,878,597	$4,671,999
Cost of sales	(2,601,253)	(4,306,200)
Selling, marketing, general and administrative expenses	(124,417)	(189,912)
Net interest expense	(36,998)	(72,906)
Equity method earnings	27	2,149
Other income (expense), net	2,859	(29,305)
Income tax expense	(30,557)	(25,332)
Loss from discontinued operations	—	(43)
Less: Net income attributable to noncontrolling interests	(1,872)	(1,854)
Net income attributable to equity shareholders	$86,386	$48,596
Dole plc share of net income attributable to equity shareholders	$38,874	$21,868

July 29, 2021

Summary Balance Sheets:	(U.S. Dollars in thousands)
Current assets	$927,026
Intangible assets	278,079
Property, plant and equipment	1,094,605
Operating lease right-of-use assets	224,451
Assets held-for-sale	5,357
Other non-current assets	157,891
Debt	(1,378,473)
Operating lease liabilities	(221,072)
Other non-current liabilities	(332,931)
Other current liabilities	(626,609)
Noncontrolling interest	(10,252)
Net assets	118,072
Total Produce share of net assets	53,132
Goodwill	328,794
Impairment recognized upon the Acquisition	(122,926)
Carrying amount of investment	$259,000
Prior to the Acquisition Date, the Company did not provide any financial support to Legacy Dole that the Company was not contractually obligated to provide nor any guarantees in respect of debt issued by Legacy Dole.
The following table presents the Company’s maximum exposure to loss in Dole as a VIE as of July 29, 2021:

July 29, 2021

(U.S. Dollars in thousands)
Carrying value of equity investment in Legacy Dole	$259,000
Maximum exposure to loss	$259,000
The maximum exposure to loss represents the amount that would have been absorbed by the Company in the event that all of the assets held in the VIE had no value.

The following table presents sales to and purchases from Legacy Dole for the period from January 1, 2021 to July 29, 2021 and for the year ended December 31, 2020:

	Period Ended	Year Ended
	July 29, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Sales	$9,974	$8,900
Purchases	$30,856	$49,000
The following table presents amounts due from and to Legacy Dole as of July 29, 2021:

July 29, 2021

(U.S. Dollars in thousands)
Amounts due from Legacy Dole presented within accounts receivable	$1,800
Amounts due to Legacy Dole presented within accounts payable	$8,700
Investments in Other Unconsolidated affiliates
A rollforward of the carrying amount of Dole’s investments in unconsolidated affiliates, other than Legacy Dole, as of December 31, 2022 and December 31, 2021 was as follows:

Amount
(U.S. Dollars in thousands)
Carrying amount as of December 31, 2020	$118,072
Share of income after tax	14,851
Acquisition of Legacy Dole investments	22,314
Other additions	3,242
Gain on step-up acquisition of other equity method investments	7,670
Equity method investments becoming subsidiaries	(11,970)
Disposals	(9,537)
Dividends received from investments	(10,611)
Foreign exchange impact and other	(5,624)
Carrying amount as of December 31, 2021	$128,407
Share of income after tax	7,270
Additions	3,450
Subsidiary becoming equity method investment	712
Disposals	(1,087)
Dividends received from investments	(9,391)
Foreign exchange impact and other	(5,122)
Carrying amount as of December 31, 2022	$124,239
The Company recognized income tax expense of $0.3 million, $0.8 million and $1.6 million during the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively, related to equity method investments.
Investments in unconsolidated affiliates becoming subsidiaries
For the year ended December 31, 2022, step-up acquisitions were not material. During the year ended December 31, 2021, in addition to the acquisition of Legacy Dole, the Company purchased additional shares in equity method investees, which resulted in the investees being consolidated as subsidiaries of the Company from the date of acquisition of additional shares. For the year ended December 31, 2021, the following step-up acquisitions occurred:
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
During the year ended December 31, 2020, the Company acquired additional shares in Eco Farms, a company based in the U.S. that specializes in avocado production, which resulted in Eco Farms becoming a subsidiary at an ownership percentage of 65%. Prior the acquisition, the total carrying value of this investee was $5.3 million. The Company paid $5.9 million in cash consideration and $0.7 million in contingent consideration. There was no gain or loss recognized from this step-up acquisition.
Disposal of equity method investees
During the year ended December 31, 2022, the Company disposed of its 50% associate investment in Suri Agro Fresh Private Limited, a fresh produce company based in India, which had a carrying value of $1.1 million as of the disposal date. As a result of this disposal, the Company recognized a $0.6 million loss.
During the year ended December 31, 2021, the Company disposed of a 50% joint venture investment in Peviani S.p.A., a fresh produce company based in Italy, which had a carrying value of $9.4 million as of the disposal date. As a result of this disposal, the Company recognized a $1.1 million gain.
Disposals of equity method investments were not material for the year ended December 31, 2020.
Summarized Financial Information - Other Investments
Summarized aggregated financial information for all other equity method investments for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 and as of December 31, 2022 and December 31, 2021 are as follows in the tables below. Unless stated otherwise, the information reflects the amounts reported in the financial statements of the investment entities rather than the share attributable to the Company.

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenue, net	$1,720,489	$1,760,608	$1,605,660
Cost of sales	(1,614,293)	(1,601,557)	(1,383,617)
Other activity	(88,759)	(123,603)	(187,547)
Net income	$17,437	$35,448	$34,496
Net income attributable to Dole plc	$7,270	$14,851	$15,168

	December 31, 2022	December 31, 2021

Summary Balance Sheets:	(U.S. Dollars in thousands)
Current assets	$334,317	$343,000
Non-current assets	297,337	325,094
Current liabilities	(221,370)	(243,986)
Non-current liabilities	(147,507)	(147,583)
Noncontrolling interest	(2,057)	(2,686)
Net assets	$260,720	$273,839
Dole plc share of net assets	94,318	99,533
Goodwill	26,551	27,001
Carrying amount of investments	$120,869	$126,534
Transactions with Other Unconsolidated affiliates
The following table presents sales to and purchases from other investments in unconsolidated affiliates for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Sales	$124,084	$110,797	$104,721
Purchases	$161,841	$141,975	$64,204
The following tables presents amounts due from and to investments in unconsolidated affiliates as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$27,950	$21,389
Amounts due from investments in unconsolidated affiliates presented within other receivables	$3,224	$—
Amounts due to investments in unconsolidated affiliates presented within accounts payable	$9,225	$13,897
Amounts due from investments in unconsolidated affiliates presented within other assets	$8,396	$9,314

Reconciliation of Equity Method Earnings
The following table provides a reconciliation of equity method earnings in the consolidated statements of operations for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Equity method earnings - other than Legacy Dole	$7,270	$14,851	$15,168
Equity method earnings - Legacy Dole	—	38,874	21,868
Deferred income tax expense related to Legacy Dole	—	(10,441)	(6,757)
Share of equity method earnings	7,270	43,284	30,279
Impairment of original 45.0% investment in Legacy Dole	—	(122,926)	—
Gain on preexisting contractual arrangements with Legacy Dole	—	93,000	—
Gain on release of deferred tax reserves attributable to Legacy Dole	—	20,124	—
Gain on release of Legacy Dole indemnities	—	4,403	—
Gain on release of cumulative equity reserves attributable to Legacy Dole	—	1,376	—
Net impact of step-up acquisition of Legacy Dole	—	(4,023)	—
Gain on step-up acquisition of other equity method investments	—	7,670	—
Gain (loss) on disposal of equity method investment	(544)	1,096	—
Equity method earnings	$6,726	$48,027	$30,279
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
The Company holds variable interests in a fresh produce business, El Parque, which is considered a VIE in which Dole is not the PB. On December 16, 2016, the Company acquired shares in El Parque. As of December 31, 2022, Dole has 50.000% of the series A shares and 49.995% of the series B shares in El Parque, with remaining series A shares held by Inversiones Dona Isidora Limitada (“IDI”) and remaining series B shares held by individual investors. The El Parque Board of Directors comprises four members, two from Dole and two from IDI.
Dole and IDI both have equal management representation on the board and equity participation, as only series A shares have voting rights. Further, all significant activities of El Parque are managed by the unanimous consent of the board. Therefore, Dole does not meet the power criteria required to be considered the PB nor holds a controlling financial interest in El Parque.
During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company did not provide any financial support to or guarantees in respect of debt issued by El Parque. Dole’s maximum exposure to loss represents the amount that would be absorbed by the Company in the event that all assets held in El Parque had no value. As of December 31, 2022 and December 31, 2021, Dole’s maximum exposure to loss in El Parque was equivalent to the carrying value of its investment in the entity of $10.7 million and $8.5 million, respectively.
Prior to the Acquisition, Legacy Dole was also a VIE in which the Company was not the PB. Legacy Dole was determined to be a VIE, as the Company’s voting interest and economic interest were not proportionate. See Note 23 “Investments in Unconsolidated Affiliates” for further detail.

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
NOTE 25 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period, excluding shares purchased by the Company and held as treasury shares. For the years ended December 31, 2021 and December 31, 2020, the weighted average number of shares used within the calculation was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. See Note 21 “Stockholders’ Equity” for a rollforward of shares, including the seven to one share exchange. The following table presents basic earnings (loss) per share for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$86,496	$(7,219)	$52,488
Weighted average number of shares – basic	94,886	72,190	55,509
Net income (loss) per share attributable to Dole plc - basic	$0.91	$(0.10)	$0.95
Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjustment for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards for diluted earnings (loss) per share. For the years ended December 31, 2021 and December 31, 2020, the weighted average number of shares used within the calculation was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. The following table presents diluted earnings (loss) per share for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$86,496	$(7,219)	$52,488
Weighted average number of shares - basic	94,886	72,190	55,509
Effect of share options with a dilutive effect	20	—	83
Weighted average number of shares - diluted	94,906	72,190	55,592
Net income (loss) per share attributable to Dole plc - diluted	$0.91	$(0.10)	$0.94
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share awards is based on quoted market prices for the period during which the awards were outstanding during the year. The calculation of diluted earnings (loss) per share for the years ended December 31, 2022 and December 31, 2021 does not include the effect of share options, RSUs with a market condition and certain RSUs, because to do so would be antidilutive.

NOTE 26 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through March 22, 2023, the date that Dole’s consolidated financial statements were issued.
On January 6, 2023, Dole paid a cash dividend of $0.08 per share, totaling $7.6 million, to shareholders for the third quarter dividend declared on November 16, 2022.
On January 30, 2023, certain of our wholly owned subsidiaries entered into the Agreement with Fresh Express, whereby Fresh Express has agreed to acquire the fresh vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement. The Vegetables Transaction is expected to close after regulatory approval is obtained, subject to the satisfaction or waiver of customary closing conditions.
In February of 2023, Dole was the victim of a sophisticated ransomware attack involving unauthorized access to employee information. Upon detecting the attack, the Company promptly took steps to contain the attack, retained the services of leading third-party cybersecurity experts and notified law enforcement. The February 2023 attack had a limited impact on Dole’s operations.
On March 6, 2023, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2022 of $0.08 per share, payable on April 21, 2023, to shareholders of record on March 31, 2023.