Form 20-F
period 2023-12-31
Dole plc
filed 2024-03-28
CIK 1857475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

98-1610692
(I.R.S. Employer Identification No.)

29 North Anne Street, Dublin 7,
D07 PH36, Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of principal executive oﬃces)

Jacinta Devine
Chief Financial Officer
353-1-887-2600
jacinta.devine@dole.com
29 North Anne Street, Dublin 7,
D07 PH36, Ireland
(Name, E-mail and Address of Company Contact Person)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 94,929,179 Ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No
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

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
References to “Total Produce” refers to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” and “Dole Food Company” refer to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the acquirer for financial accounting purposes (the “Acquisition”). Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company for the periods prior to the Acquisition Date. See Note 4 “Acquisitions and Divestitures” to the consolidated financial statements included herein for further detail.
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
References to the “Annual Report” refer to the information on Form 20-F for the year ended December 31, 2023 filed herein.
The term “Credit Agreement” refers to the March 26, 2021 credit agreement with Coöperatieve Rabobank U.A., New York Branch, as amended from time to time.
The term “Relevant Territory” is a European Union (“EU”) member state other than Ireland, or a country which Ireland has a double tax agreement.
Forward-Looking Statements
The following discussion about our business and analysis of our financial condition, results of operations and notes to the consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenue, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors.”

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
Fresh produce is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire harvests may be lost in some geographic areas. In addition, weather patterns may affect consumer demand, creating shortages in key products. For example, we experience an increased demand for salads during summer months, and prolonged warm weather may stress our ability to meet such demand. Conversely, extended bouts of cold or other inclement weather may depress such demand, leading to wasted product. Adverse weather may also impact our supply chains, preventing us from procuring supplies necessary to run our operations and delivering our products to our customers. Effects of climate change, such as outsized weather events and natural disasters may prolong or worsen such impacts. For example, our operations have been adversely impacted by hurricanes in recent years and in the past year we have been monitoring the onset of the El Niño climatic conditions which could disrupt many of our key growing regions in Central and South America. Such adverse conditions can increase costs, decrease revenue and lead to additional charges, which may have an adverse effect on our business, financial condition and results of operations.
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
We may be unable to prevent TR4’s spread or develop bananas fully resistant to the disease, causing increased costs or decreased revenues, which may have an adverse effect on our business, financial condition and results of operations. Efforts to develop a fully resistant plant may not succeed, but if those efforts do succeed, fruit from fully resistant plants may not be marketable due to consumer preference or government regulation.
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
We face strong competition from many companies in all of our product lines. Our main competitors in the international banana business include Chiquita Brands International, Fresh Del Monte Produce and Fyffes. The international pineapple and diversified fruit categories have a large number of exporters, importers and cooperatives competing in the sector. Our primary competitor in pineapples is Fresh Del Monte Produce, and our competitors in the diversified fruit category include the South African company, Core Fruit, the Chilean company, Frusan, and the multinational company, Unifrutti. In berries, our competitors include Driscoll Strawberry Associates, Naturipe Farms, California Giant Berry Farms and Well-Pict Berries. In fresh vegetables, we face competition from large grower-shippers in the U.S. and Mexico that supply a significant portion of the U.S. market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives and local champions in each of our markets.
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
Global Economic and Market Risks:
We are subject to transportation risks.
An extended interruption in our ability to ship our products could have an adverse effect on our business, financial condition and results of operations. Similarly, any extended disruption in the distribution of our products could have an adverse effect on our business, financial condition and results of operations. We rely on third-party shipping companies to move some of our products overseas, third-party stevedores to load and unload our products at our port locations and third-party trucking companies to transport our products to and from our port locations, and these third parties are therefore a source of transportation risk. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot be sure that we would be able to do so, or be successful in doing so, in a timely and cost-effective manner.
Our earnings are sensitive to fluctuations in market prices and demand for our products.
Excess supply often causes severe price competition in our businesses. Growing conditions in various parts of the world, particularly weather conditions such as windstorms, fires, floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of products. Additionally, the application of tariffs and restrictions on free trade by nations or trading blocs can impact prices if competitor volumes are diverted into our core markets from markets where we do not compete as strongly.
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
Some of Dole’s divisions operate in functional currencies other than the U.S. dollar, including the euro, Swedish krona, British pound sterling, Canadian dollar, Czech koruna and Danish krone. Therefore, the results of our operations as expressed in U.S. dollars may be significantly affected by fluctuations in foreign exchange rates. The net assets and results of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in stockholders’ equity.
We grow, source, import, package, market and distribute over 300 products that are sourced, grown, processed, marketed and distributed in over 30 countries. Our international sales are usually transacted in U.S. dollar and European currencies. Our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. Although we enter into foreign currency exchange forward contracts from time to time to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily the euro-to-U.S. dollar, British pound sterling-to-U.S. dollar and Swedish krona-to-U.S. dollar exchange rates. We are also subject to volatility in local sourcing and employee costs, primarily due to the Costa Rican Colón-to-U.S dollar and Chilean peso-to-U.S. dollar exchange rates. In recent years, the euro-to-U.S. dollar exchange rate has been subject to substantial volatility which may continue, particularly in light of recent political events regarding the EU, including the exit of the United Kingdom (the “U.K.”) from the EU and the Ukraine conflict. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations.

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
We depend in part on stable, liquid and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, access to capital and credit markets and credit facility will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets, including rising interest rates and inflation, will not impair our liquidity or increase our costs of borrowing. During the 2023 fiscal year, a series of adverse developments in the financial services industry further contributed to increased volatility in the capital and credit markets. Our business, financial condition and results of operations could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or rising interest rates.
Public health outbreaks, epidemics or pandemics, including the COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations.
Events such as the COVID-19 pandemic and resulting worldwide economic conditions have affected, and in the future may continue to affect, our business, financial condition and results of operations.
The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. For example, government imposed mandatory closures and restrictions across various key global markets of ours resulted in volatile supply and demand conditions. While these effects were pronounced to varying degrees throughout fiscal years since 2020, the future extent of the impact of events such as the COVID-19 pandemic or other public health outbreaks, on our financial performance, including our ability to execute our strategic initiatives, is uncertain and will depend on future developments, including the duration and spread of this or a similar pandemic, the emergence of new variants, related government restrictions and the success of vaccines and other treatments.
In addition, our ability to continue to supply our products is highly dependent on our workforce, including our workers involved in the growing, harvesting, transportation, processing and distribution of our products. Our ability to maintain the safety of our workforce may be significantly impacted by individuals contracting or being exposed to COVID-19 or similar viruses, and our operations and financial results may be negatively affected as a result. While we continue to follow all governmental health requirements and regulations in the areas in which we operate and continue to take preventative and protective measures to ensure the safety of our workforce, we cannot be certain that these measures will be successful in ensuring the health of our workforce against current or future pandemics. Additional workforce disruptions of this nature may significantly impact our ability to maintain our operations and may adversely affect our financial results.

The impact of a pandemic on our operating results can also impact our ability to meet our financial obligations. In the event of a continued sustained market deterioration or further delayed recovery, we may need additional liquidity which would require us to evaluate available alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which strategies could be unsuccessful. In addition, during a pandemic, governments may restrict travel between countries and transportation in general to varying degrees, and this could impact the movement of our goods across international borders.
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

Dole is also subject to changes in the approach to tax laws in the countries in which we do business. For example, in December 2023, Ireland transposed the EU Minimum Tax Directive into its national law, thereby implementing a jurisdiction by jurisdiction 15% minimum tax on corporate book income from January 1, 2024. The Company is continuing to assess the potential impact of these new rules.
Terrorism and the uncertainty of war may have an adverse effect on our operating results.
Terrorist attacks and other acts of violence or war in the U.S., the EU or in other countries may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the U.S., against the U.S. or against operators of businesses with significant presence or history in the U.S. may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products, including pricing if commodities are shifted from one area of the world to another, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business. Although we do not believe the current conflicts between Ukraine and Russia and Israel and Palestine create a material risk to our business in the near term, we are nonetheless monitoring the conflicts closely and adjusting our business as needed.
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
The long-term effects of Brexit still remain uncertain. Any change in economic, trade or tariff policy could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.
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
We have underfunded obligations under certain of our benefit plans. The funded status of our benefit plans is dependent upon many factors, including returns on any invested assets, actuarial assumptions, including the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets, or unfavorable changes in applicable laws or regulations, could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of our benefit plans obligations, which could affect the reported funding status of our benefit plans and future contributions, as well as the periodic pension cost in subsequent fiscal years. The Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, along with certain provisions of the U.S. Internal Revenue Code of 1986 (the “Code”), require minimum funding contributions to our tax-qualified U.S. defined benefit pension plan. See Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for additional detail on the Company’s pension plans.
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
The European defined benefit plans are also subject to local regulators such as the Irish Pensions Authority and U.K.’s Pension Regulator. The Company has two defined benefit plans in Ireland, two U.K. defined benefit plans and one in Canada. Each of these is subject to local funding requirements and the powers of local regulators such as the Irish Pensions Authority and the U.K.’s Pension Regulator. The U.K.’s Pension Regulator has the power in certain circumstances to impose a debt or contribution demand on an employer to the extent that a defined benefit scheme is underfunded. There is currently no legislation in Ireland equivalent to that in the U.K. We also have underfunded obligations under plans in Latin America which may be subject to funding requirements set by local regulations.
We expect to expand our business, in part, through future acquisitions, but we may not be able to identify or complete suitable acquisitions, which could harm our business, financial condition and results of operations.
Our business strategy includes growth through the acquisitions of other businesses. We continually review, evaluate and consider potential acquisitions. In such evaluations, we are required to make difficult judgments regarding the value of business opportunities and the related risks and cost of potential liabilities. We plan to use acquisitions of companies to expand our geographic coverage, add experienced management and increase our product offerings. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our current or future acquisitions which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating our current or future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the investment of our capital resources without realizing the expected returns on such investment. Furthermore, competition for acquisition opportunities may increase our cost of making further acquisitions or cause us to refrain from making additional acquisitions. We also may be limited in our ability to incur additional indebtedness in connection with or to fund future acquisitions under the Credit Agreement. In addition, although we have dedicated in-house personnel whose primary role is to focus on acquisitions, the time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may divert members of our management from the operations of our company.

We may be required to recognize impairment charges for our goodwill and other intangible assets, which could materially and adversely affect our business and results of operations.
From various business combinations, material amounts of purchase consideration have been allocated to goodwill and certain intangible assets that have indefinite lives. Most significantly, the acquisition of Dole Food Company in July of 2021 resulted in approximately $273.3 million of allocated goodwill and $306.3 million allocated to the DOLE brand. Goodwill and other indefinite-lived intangible assets are tested at least annually for impairment. According to our fiscal year 2023 annual assessment, two of our reporting units and the DOLE brand were at risk of future impairment. Adverse changes in economic conditions leading to higher costs of capital or projected future cash flows could materially affect the results of future assessments. In such case, we may be required to recognize impairment charges for our goodwill and other indefinite-lived intangible assets, which could have a material impact on our results of operations. See “Item 5E. Critical Accounting Estimates-Goodwill and Indefinite-Lived Intangible Assets” and Note 13 “Goodwill and Intangible Assets” to the consolidated financial statements included herein for additional detail on the impairment tests of goodwill and other indefinite-lived intangible assets.
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
Part of the Company’s full-time employees worldwide work under various collective bargaining agreements and unionized workforces. We cannot give assurance that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have an adverse effect on the portion of our business affected by the dispute, which could adversely impact our business, financial condition and results of operations. See Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for additional detail on workforce under various collective bargaining agreements and unionized workforces.
Adverse perception, events or rumors relating to our brand could negatively impact our business.
Consumer and institutional recognition of our trademarks and related brands, and the association of these brands with high-quality and safe food products, are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with high-quality and safe food products may materially and adversely affect the value of our brand names and demand for our products. We have licensed and will continue to license the Total Produce and DOLE brand name to several affiliated and unaffiliated companies for use in the U.S. and abroad. In addition, we sold the use of the DOLE brand in Asia, Australia and New Zealand for fresh fruit, worldwide for certain shelf-stable packaged food products and worldwide for certain juice products. Acts or omissions by these companies, over which we have limited or no control, may also have such adverse effects.
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
We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities. We could be rendered unable to accept and fulfill customer orders as a result of disasters, pandemics, business interruptions or other similar events. Some of our inventory and manufacturing facilities are located in areas that are susceptible to harsh weather, and the production of certain of our products is concentrated in a few geographic areas. In addition, we store chemicals used in our business, and our storage of these chemicals could lead to risk of leaks, explosions or other events. Although we have business continuity plans, we cannot provide assurance that our business continuity plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue. Our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, or other catastrophic event, were to destroy any part of any of our facilities or interrupt our operations for any extended period of time, or if harsh weather or epidemics prevent us from delivering products in a timely manner, our business, financial condition and results of operations could be materially and adversely affected. In addition, if we fail to maintain our labor force at one or more of our facilities, we could experience delays in production or delivery of our products, which could also have an adverse effect on our business, financial condition and results of operations.
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
Certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act in the U.S., impose strict and, in many cases, joint and several, liability for the cost of remediating contamination, on current and former owners of property or on persons responsible for causing such contamination. Dole has been in the past involved in remedial investigations and actions at some locations, and we could in the future be required to spend significant sums to remediate contamination that has been caused by us, our predecessors, or prior owners or operators of our properties. An adverse result in any potential future matter could have an adverse effect on our business, financial condition and results of operations. See Note 19 “Contingencies” to the consolidated financial statements included herein for additional detail on the Company’s environmental-related contingencies.
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
The personnel engaged in our harvesting operations may include significant numbers of immigrants who are authorized to work in the host county in which we operate. More specifically, immigrants who are authorized to work in the U.S. also make up a portion of the workforce at our U.S. salad manufacturing plants. The availability and number of these workers could decrease if there are changes in immigration laws in the U.S. and other countries in which we operate. A scarcity of available personnel to harvest agricultural products in these countries could increase our labor costs, increase our product costs or lead to product shortages, therefore adversely impacting our business, financial condition and results of operations.

Climate change laws could have an impact on our financial condition and results of operations.
Legislative and regulatory authorities in the U.S., the EU, Canada and other jurisdictions internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes or assessments or penalties, which could restrict or negatively impact our operations, as well as those of our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change laws by the U.S., the EU, Canada or any other international jurisdiction where we conduct business, such as the EU Emissions Trading System (“ETS”), could materially and adversely affect our business, financial condition and results of operations.
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
As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where our products are distributed. In particular, in the U.S. we are subject to the Federal Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act (“FSMA”), which is enforced by the Food and Drug Administration (“FDA”). The FDA has the authority to regulate the growing, harvesting, manufacturing, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the U.S. The FSMA, enacted in January 2011, significantly enhances the FDA’s authority over various aspects of food regulation. For example, the FSMA granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. The FDA has been active in implementing the requirements of the FSMA through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing and in beginning compliance enforcement of those regulations, such as the Foreign Supplier Verification program. The full impact of the FDA’s compliance protocols continues to evolve, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration and to require that contaminated products be removed from the market.
Within the EU, food safety policy is governed by the Farm to Fork Strategy which regulates food safety at all stages of the production and distribution process for all food products marketed within the EU, whether produced within the EU or imported from third countries. This body of legislation forms a complex and integrated system of rules covering the entire food chain, from animal feed and health, through plant protection and food production, to processing, storage, transport, import and export and retail sales. A framework regulation called the General Food Law Regulation (EC No. 178/2002) lays down the general principles and requirements of food law. European Member States are required to implement European food safety law at a national level. National authorities and food agencies are responsible for enforcement and ensuring compliance within European Member States. National authorities may withdraw or recall food from the market if it is considered to be injurious to health or unfit for human consumption. Where food presents a serious risk to human health, animal health or the environment, the European Commission can put in place protective measures and suspend the placing on the market or use of products originating from the EU or suspend imports of products originating from non-EU countries.
The European Green Deal sets out to make Europe the first climate-neutral continent by 2050. The EU’s Farm to Fork Strategy is an integral part of the Green Deal and aims to address the challenges of sustainable food systems. The shift to a sustainable food system could result in increased costs associated with compliance with new laws and regulations.

The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in fines, as well as a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the U.S. Department of Agriculture (the “USDA”) regulates the import and export of certain fruits and vegetables into and from the U.S., and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Similarly, the EU maintains a system of control, certification and enforcement to guarantee that food which is marketed as organic complies with organic standards. Organic food imported into the EU is also subject to control procedures to guarantee that they have been produced and shipped in accordance with organic principles. Failure to obtain necessary permits or otherwise comply with USDA and European regulations and requirements could result in a ban or temporary suspension of the import or export of our products into or from the U.S., or our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business. The Canadian Food Inspection Agency, and other Canadian governmental departments, could enforce laws such as the Safe Food for Canadians Regulations in such a way as to cause significant disruption to our Canadian business, including for example, requirements relating to import licenses, traceability, organic certification and food testing requirements.
We are subject to the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.
We are subject to anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”), Irish anti-corruption laws, including the Criminal Justice (Corruption Offences) Act 2018, Proceeds of Crime Acts 1996 – 2016, the Criminal Justice (Theft and Fraud Offences) Act 2001, U.K. Bribery Act 2010, and other anti-corruption laws that apply in countries where we do business. The FCPA, U.K. Bribery Act and these other laws generally prohibit us and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions, some of which may pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
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
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA other anti-corruption laws or Trade Control laws by U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.
The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits, and that the Federal Trade Commission (the “FTC”), and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes, such as Proposition 65 in California. FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and imposes fines and penalties. Even when not merited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations. The labeling of our products, and their distribution and marketing, is also subject to regulation by governmental authorities in each jurisdiction where our products are marketed, such as, in the EU, under Council Regulation (EC) No 834/2007 on organic production and labeling of organic products, Directive (EU) 2019/2161 on consumer protection rules, Regulation (EU) No 1169/2011 on the provision of food information to consumers and Regulation (EC) No 1924/2006 on nutrition and health claims made on foods. For example, the USDA requires compliance with certain growing production and certification requirements as a condition to labeling foods with the word “organic” or with the USDA organic seal. A failure to comply with such labeling requirements could result in enforcement proceedings in the relevant jurisdiction that could materially affect our marketing and distribution.
We are the subject of a number of legal proceedings, investigations and inquiries that could have an adverse effect on our reputation, business, financial condition and results of operations, and could result in additional claims.
We have been or are currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the past, product safety and health, product recalls, environmental property damage (such as proceedings related to a housing development in the City of Carson, California) and tax disputes. See Note 19 “Contingencies” to the consolidated financial statements included herein for additional information regarding matters related to DBCP use and proceedings related to a housing development in the City of Carson, California. See also “Risk Factors —We face risks related to our former use of the pesticide DBCP.” We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations.
Technology and Intellectual Property (“IP”) Risks:
Social media play an increasing role in brand and company image perception.
The inappropriate use of certain media could cause brand damage or information leakage. Negative posts or comments about us or our products on any social network, article, blog or website could seriously damage our reputation. In addition, the disclosure of non-public, sensitive company information through external media channels could lead to information loss. Any business interruptions or damage to our reputation could negatively impact our business, financial condition and results of operations.

We are subject to risks relating to our handling of information, operation of our information systems, and the information systems of third parties.
We rely on information technology networks and systems to process, transmit, store, and manage data, and to manage and support a variety of critical business processes and operations. If we do not develop, manage, maintain and secure our information technology systems appropriately, or do not effectively implement system upgrades, system migrations, or manage third-party service providers, our business or financial results could be adversely impacted. The cyber threat landscape is growing increasingly complex and rapidly evolving, particularly in light of growing geopolitical tensions. Sophisticated cybersecurity threats present potential risk to the security of our information technology networks and systems, as well as the confidentiality, availability, and integrity of the data processed, transmitted, and stored on those networks and systems. Cybersecurity incidents may result in unauthorized access to intellectual property, trade secrets or confidential business information that are stored in electronic formats. We have in the past experienced, and may in the future face, cybersecurity incidents. In February of 2023, we were the victim of a sophisticated ransomware incident involving unauthorized access to employee information. Upon detecting the incident, we promptly took steps to contain the incident, retained the services of leading third-party cybersecurity experts and notified law enforcement. The February 2023 incident had a limited impact on our operations. See “Item 5. Operating and Financial Review Prospects” for further detail on the impact of the 2023 cybersecurity incident on the Company’s operating results.
Our information technology networks and systems, some of which rely on third-party service providers, may experience operational impact, including to the confidentiality, integrity, and availability of our networks and systems, and the information residing therein, due to various causes, including intentional hacking, security breaches, intrusions, malware, denial of service attacks, phishing, or other cybersecurity incidents, as well as natural disasters, catastrophic events, power outages, or human error or malfeasance. If we are unable to prevent or adequately respond to and resolve these disruptions or failures, our operations may be impacted and any unauthorized access to, or acquisition of, customer, employee, or other confidential information could result in adverse consequences such as reputational damage, premature termination or reduction of existing contracts, reduction of operating revenue, remediation costs, ransomware payments, litigation or penalties under various laws and regulations. Our customers could also refuse to continue to do business with us and prematurely terminate or reduce existing contracts, resulting in a significant reduction of our operating revenue. Additionally, if a third-party service provider on which we rely experiences a cybersecurity incident, we may not learn of such incident in a timely manner, or at all, which may inhibit our ability to mitigate its impacts, and can exacerbate the risks described in this risk factor.
As cybersecurity incidents are becoming increasingly sophisticated and more frequent, our preventative measures and incident response efforts may not be entirely effective. We have invested in security safeguards to reduce the risks to our networks, systems, and data, but there is no assurance that our efforts will prevent or timely detect cybersecurity incidents or disruptions. While we have procedures to assess and manage relationships with third-party service providers, there is similarly no assurance that they will not be subject to a cybersecurity incident or disruption that has an impact on our networks, systems, or data. Future cybersecurity incidents or disruptions to us, or our third-party service providers, could result in a material impact to our operations, systems, or financial results.
We are also subject to a dynamic landscape of laws and regulations governing the handling of information and the operation of information systems, including those relating to privacy, cybersecurity and data protection, in a range of jurisdictions. Costs associated with compliance with these laws and regulations may increase over time and impact how we collect, handle and process information and operate our information systems, including in ways that may impact the day-to-day operation of our business. Failure to comply with these obligations could result in investigations, litigation, fines, penalties, judgments or other proceedings which could have a material impact on our financial results. See “Item 16K. Cybersecurity” for further detail on the Company’s policies and procedures on cybersecurity.
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
Although we do not anticipate materially changing the divisional structure of Total Produce and Legacy Dole and, as a result, do not expect material organizational synergies between these two businesses, we do anticipate achieving material operational synergies as the divisions work together under one combined company, such as supply chain and production related synergies. We may, however, fail to realize these anticipated benefits or they may be less significant than expected, which could adversely affect our business, financial condition or results of operations. The success of the Merger will depend, in significant part, on our ability to successfully manage the businesses of Total Produce and Legacy Dole, grow the revenue of the combined company and realize the anticipated strategic benefits and expected operational synergies from the Merger referenced above. The work needed to realize these benefits could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs, inefficiencies or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits of the Merger and could harm our financial performance.

The planned sale of our Fresh Vegetables division is subject to various risks and uncertainties and may not be completed in a timely manner on terms favorable to the Company, or at all.
On January 30, 2023, certain of our wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Fresh Express Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited (“Chiquita”), pursuant to which Fresh Express agreed to acquire our Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Fresh Express Agreement. On March 27, 2024, the parties to the Fresh Express Agreement agreed to terminate the Fresh Express agreement due to a failure to obtain regulatory approval. We remain committed, however, to exiting the Fresh Vegetables business through an alternative process, which is currently underway (the “Vegetables exit process”). The completion of any transactions resulting from the Vegetables exit process may be subject to the satisfaction or waiver of certain customary conditions, such as, among others, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the absence of any governmental order prohibiting a transaction, and further conditions not currently contemplated, and we may be unable to satisfy any such conditions in a timely manner or at all, and, if such conditions are not satisfied or waived, any such transaction may be delayed or may not be completed at all.
The pendency of our decision to exit the Fresh Vegetables business may adversely affect our relationships with customers, operating results and business generally. If the Vegetables exit process is delayed or not completed for any reason, investor confidence may decline, and we may face negative publicity and possible litigation.
Failure to complete the Vegetables exit process would adversely affect our plans to use proceeds from the disposal primarily for debt reduction as currently expected. In addition, we will have expended significant management resources in an effort to exit the business and have incurred transaction costs. Failure to complete the Vegetables exit process could also result in significant management time and attention on the strategic future of the fresh vegetables division and away from other divisions and overall company strategy.

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
There is no treaty between Ireland and the U.S. providing for the reciprocal enforcement of judgments obtained in the other jurisdiction, and Irish common law rules govern the process by which a U.S. judgment may be enforced in Ireland. The following requirements must be met as a precondition before a U.S. judgment will be eligible for enforcement in Ireland:
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
We identified material weaknesses in our internal control over financial reporting in the year ended December 31, 2021, and we may identify additional material weaknesses in the future.
As of December 31, 2021, we identified two material weaknesses with respect to internal control over financial reporting. The first material weakness related to the design necessary for an effective information technology control for certain divisions, which was remediated in 2022. The second material weakness identified in 2021 related to our internal control over the review of manual journal entries, which was not fully remediated as of December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis.
During the year ended December 31, 2023, we implemented a remediation plan which involved (i) assessing the processes and controls over review of manual journal entries, (ii) automating where possible and practical the entry posting processing and (iii) improving the segregation of duties in connection therewith. As a result of the steps taken by management, the material weakness over the manual review of journal entries was remediated. The remediation procedures performed do not provide assurance that our remediation or other controls will continue to operate properly and that we will be able to maintain effective internal control over financial reporting. We also cannot provide assurance that our internal control over financial reporting will be sufficient to avoid potential future material weaknesses. Furthermore, our current and future controls may become inadequate due to changes in conditions in our business, information systems and key personnel.
If we are unable to successfully remediate any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; additionally, our reputation, liquidity, access to capital markets and share price may also be negatively impacted.
See “Item 15. Controls and Procedures” for additional detail on the remediation of the control weakness.

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
As an Irish public limited company, we are subject to provisions of Irish law, which may prevent or impede any attempt to acquire us, including provisions relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our shares in certain circumstances.
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
U.S. resident shareholders that hold their Ordinary shares through DTC will not be subject to Irish dividend withholding tax provided the addresses of the beneficial owners of such Ordinary shares in the records of the brokers holding such Ordinary shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us). U.S. resident shareholders in the Company that hold their Ordinary shares outside of DTC and shareholders resident in certain other countries (irrespective of whether they hold their Ordinary shares through DTC or outside DTC) will not be subject to Irish dividend withholding tax provided the beneficial owners of such Ordinary shares have furnished completed and valid dividend withholding tax forms or an Internal Revenue Service (“IRS”) Form 6166, as appropriate, to our transfer agent or their brokers (and such brokers have further transmitted the relevant information to our transfer agent). However, other shareholders may be subject to Irish dividend withholding tax, which could adversely affect the price of your Ordinary shares.

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
Our principal places of business are 29 North Anne Street, Dublin 7, D07PH36, Ireland (which is also our registered address) and 200 S. Tryon St., Suite #600, Charlotte, North Carolina 28202. Our telephone number is 353-1-887-2600. The name and address of our agent in the U.S. is Corporation Service Company at 251 Little Falls Drive, Wilmington, Delaware 19808.
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
On March 27, 2024, Dole and Fresh Express agreed to terminate the Fresh Express Agreement, and Dole announced that it is in the process of pursuing alternative transactions through which it will exit the Fresh Vegetables business.
As a result of the decision to exit the business, the Fresh Vegetables division’s results are reported separately as discontinued operations, net of income taxes, in our consolidated financial statements included herein. Unless otherwise noted, all other sections describe Dole in its entirety, which may include details on the Fresh Vegetables business, as applicable.
See Note 4 “Acquisitions and Divestitures” and Note 22 “Investments in Unconsolidated Affiliates” to our consolidated financial statements included herein for additional information on the acquisition of Legacy Dole, and other acquisitions and divestitures. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources” for information regarding historical capital expenditures and planned future capital expenditures.
For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display.”
B.    Business Overview
Our Company
Dole is a global leader in fresh fruits and vegetables, with a portfolio of over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries, across retail, wholesale and foodservice channels, under our business-to-business and business-to-consumer brands, the most notable being our iconic DOLE brand. Our most significant products hold leading positions in their respective product categories and market territories, and we are one of the world’s largest producers and distributors of fresh bananas and pineapples.

Our owned farming operations combined with a multi-continental sourcing model provides us with operating flexibility and product availability throughout the year. Within many territories in Europe, we operate a partnership model with our grocery retail customers, offering holistic fresh produce management solutions and, in some cases, managing entire categories within their stores.
Our vertically-integrated business model is supported by a valuable and extensive infrastructure and asset base, including approximately 110,000 acres of farms and other land holdings around the world. In addition, we own a fleet of refrigerated container carriers and pallet-friendly conventional refrigerated ships and have an extensive portfolio of various business facilities, including packing houses, manufacturing plants and cold storage and distribution facilities. In addition to our owned asset base, we have developed long-standing relationships with independent growers across the globe, including international partnerships, joint ventures and other investments, which provide us additional operational flexibility and extended range and availability. Refer to “Item 4D. Property, Plant & Equipment” for further discussion on our strategic assets.
We are an enthusiastic advocate of a healthy lifestyle and supporting consumers in making healthier choices by consuming more fruits and vegetables. We are committed to continuously improving farming and supply chain practices and the way we operate our business to make a positive impact on society and the environment through our activities.
Our Segments and Products
For our fiscal year ended December 31, 2023, accounting for the anticipated exit from the Fresh Vegetables division, which comprises substantially all of the assets and all of the liabilities of the former Fresh Vegetables reportable segment, Dole has the following three segments – Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) and Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”). These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases. We believe this organizational structure allows us to continue serving our customers with the exceptional quality that they have come to associate with the brands we market and to drive growth and cost efficiencies through the realization of operational synergies across the overall business.
Fresh Fruit. The Fresh Fruit reportable segment is a market-leading and vertically-integrated producer and distributor of multiple varieties of bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA. The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale, e-commerce and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW. The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Mexican and Argentinian businesses, all of which market globally and locally sourced fresh produce. These businesses can vary in nature from primary production to wholesale operations, retail-orientated marketers and specialist businesses dedicated to specific lines or categories. A shared commitment to quality and a customer-centric approach to commercial relationships unite these businesses.
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
Established Global and Local Leadership in a Large and Structurally Growing Industry Category
We are one of the global leaders in bananas and pineapples and one of the largest global exporters of grapes. We plan to strengthen our position in berries and avocados by further developing the businesses and newer varieties of these products through closer collaboration with growers, using production assets to connect consumers to the source, and by utilizing current infrastructure to achieve a more efficient route to market in the U.S. and Europe.
While the produce industry is competitive and comprises a large number of businesses, we believe that our size and scale allow us to create differentiation, maximize operational efficiencies and maintain a low-cost positioning that is difficult to replicate.
Highly Diversified Product and Service Offering, Sourcing and Customer Base
Dole plc offers a diversified and well-balanced portfolio which we believe uniquely positions us for sustainable and profitable growth. We offer over 300 products to customers which include a variety of fruits, vegetables and other produce-related items, health and consumer goods and logistics services, the most notable being our commercial cargo business.
Overall, we source products in over 30 countries in various regions; however, our approach varies significantly between reporting segments.
For our products that can be sourced from the same locations throughout the entirety of the year, we favor a vertically-integrated but diverse sourcing approach, combining significant investments in owned production in key sourcing countries with complimentary grower relationships in those areas.
For our Fresh Fruit reportable segment, bananas, plantains and our other smaller product lines are sourced primarily from Latin and Central America, and pineapples are sourced primarily from Central America and Hawaii.
For our reporting segments that sell more products that are seasonal in nature, our sourcing approach is to combine a strong local presence in our markets and certain production regions with an ability to source globally to meet our customers’ needs across all seasons.
Within our Diversified – EMEA and Diversified – Americas & ROW reportable segments, we operate businesses that are primarily markets based and businesses which are export led. For our markets-based businesses, produce is sourced locally during relevant growing seasons, including at times from owned production, while during off seasons, we source on a global basis from a variety of northern and southern hemisphere locations. For example, throughout the Company, berries are sourced from locations including the U.S., U.K., Mexico, Peru, Chile, Argentina, Spain, Netherlands, Belgium, Morocco, South Africa and Egypt.

On the export side, our operations are more seasonal, where we combine owned production investments with grower relationships to develop a strong export offering to our third party customers. Examples include the important cherry season in Chile, as well as more general seasons in the southern hemisphere, including the grape, apple, pear, kiwi, berry, citrus and avocado seasons. We also have some products within these businesses with year-round sourcing from specific locations, including bananas in Spain and Portugal from the Canary Islands and potatoes and onions from North America.
Fresh produce supplies are affected by the geography of production, growing conditions, climate, seasonality and perishability. Adverse weather conditions, natural disasters and geopolitical conditions are some of the challenges to operating in the produce industry. Although the regions listed above are the primary sourcing locations for certain of our products, by maintaining hundreds of grower relationships across North America, Europe, Latin America, Africa, New Zealand and other geographies, we are not fully dependent upon any one geographic area or grower for our sourcing. Our diversified sourcing reduces risk from exposure to natural disasters and political disruptions, while allowing access to the highest quality products throughout the year. In fiscal year 2023, no third-party grower represented more than 10% of the sourced volume for any significant product.
Our products are distributed and marketed in over 75 countries, across retail, wholesale, foodservice and e-commerce channels, including leading grocery stores and other retail chains, wholesalers, mass merchandisers, supercenters, foodservice operators, club stores, convenience stores, distributors and smaller regional customers. Our diverse product offering allows us to reach a broad global consumer base that is increasingly demanding product availability year round. Our customers are leading retail, wholesale and foodservice customers, primarily in North America, Latin America and Europe, none of which contributed more than 10% of total sales in fiscal year 2023. See Note 5 “Revenue” and Note 6 “Segments” to our consolidated financial statements included herein for additional revenue information related to our products and the geographic markets in which we compete.
We have maintained this diversity through forming new and developing existing relationships with a wide variety of growers, vendors and customers. In addition, our well-capitalized balance sheet positions us to benefit from acquisitions and development opportunities within a fragmented industry. Dole plc has an extensive history of mergers and acquisitions in the fresh produce sector, which has allowed us to diversify our product offerings and customer base, build highly specialized capabilities in the industry and expand geographically. Over the years, Total Produce and Dole have completed more than 100 acquisitions. These acquisitions are of varying sizes across four continents, from transformational investments, such as the original investment in Legacy Dole and subsequent step-up acquisition, to smaller, bolt-on investments. These transactions were a significant driver of Dole’s growth, with revenue growing from $2.0 billion in 2006 to $8.2 billion in 2023. Under our business strategy of growth through acquisitions, we continue to review, evaluate and consider opportunities to further expand our geographic coverage, customer diversity, product offerings and value across the produce industry.
Iconic DOLE Brand and Industry Leading Customer Awareness
The DOLE brand is the most recognized and trusted brand in fresh fruit and vegetables in the U.S., as evidenced by our 92% consumer brand awareness, according to a survey conducted in 2023 by Ipsos. Additionally, 83% of respondents in the same Ipsos survey declared that Dole has quality fruit, 84% of respondents identified DOLE as a likeable brand, 54% of respondents nominated DOLE as their favorite fruit brand, and 51% of respondents declared a willingness to pay a little more for the DOLE brand.
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

Strong Control Over Supply Chain from Differentiated, Vertically-Integrated Business Model
Dole plc is unique in its capacity to deliver the best of both worlds: the collective strength, resources and supply chain influence of a global leader with the service and market focus of a local operator. Our strategic asset base across the globe, with total assets of approximately $4.6 billion in fiscal year 2023, gives us superior control over production, processing, warehousing and transportation. Fresh produce is generally perishable and must be brought to market and sold soon after harvest, with selling prices dependent on many factors, including the availability and quality of the produce. Our control over the supply chain positions us to consistently and efficiently deliver high-quality fresh fruits and vegetables to our consumers on a global scale.
Our quality starts on the farm. In our key bananas and pineapples categories, we source a substantial amount of our combined volumes from company-owned farms, and we produce some portion of our supply locally in each of the other categories in which we operate. To complement our own produced volume, we have developed enduring relationships with hundreds of growers, investing in their businesses and providing agronomic, commercial and promotional support. This combination of broad ownership of production assets across multiple regions and a diverse and large independent grower base provides us with the ability to manage costs and improve commercial opportunities, further strengthening our low-cost positioning.
In addition to raw product sourcing, we source significant quantities of paper and packaging materials, agricultural chemicals and ingredients to support our own production. Prices of certain raw materials, as well as of raw produce, can be volatile. However, we aim to manage our exposure to volatility by entering as much as possible into supply agreements that align with the duration of our marketing agreements. Overall, our supply chain and sourcing capabilities give us the tools to deliver on service, quality and cost. It also allows us to serve our customers with both the end-to-end solution and the supply chain transparency for which they are increasingly asking. Refer to “Item 5. Operating and Financial Review and Prospects” for further discussion on our sensitivity to the availability and price of certain raw materials.
Dole plc is at the Forefront of Environmental and Social Issues, Marketing a Portfolio of Healthy, Nutritious and Sustainable Produce
We are grateful to market and deliver highly nutritious products that bring health benefits to people across the world with a low environmental footprint as compared to most other food types, per the Barilla Center for Food and Nutrition’s Double Pyramid. While our industry has a very special role to play in improving global health and well-being, we recognize that we have an equally essential responsibility for the people we employ, the local communities in which we operate and the natural environment which allows us to produce and deliver fresh fruits and vegetables every day.
Over recent years, we have made important strides in the areas of sustainability and social responsibility. In 2022, we experienced a 12% reduction in overall Scope 1 and Scope 2 global emissions from 2020 and a 5% increase in overall Scope 3 emissions from 2020. The Scope 1 decrease was a result of lower emissions from a more efficient shipping fleet and a reduction in refrigerant use, and the Scope 2 decrease was driven by higher usage of renewable energy. The increase in Scope 3 emissions was primarily from increased business travel and logistics activity following the pandemic.
We have calculated our emissions targets in compliance with the Science Based Target initiative (“SBTi”). These targets have been submitted to SBTi for validation. In the near-term, Dole commits to reduce:
•Absolute Scope 1 and 2 Greenhouse Gas (“GHG”) emissions 44.0% by 2030 from a 2020 base year;
•Absolute Scope 3 GHG emissions 25.0% by 2030 from a 2020 base year. Scope 3 emissions cover purchased goods and services, upstream and downstream transport and fuel and energy-related emissions; and
•Absolute Forest, Land and Agriculture (“FLAG”) emissions 30.3% by 2030 from a 2020 base year.
In the long-term, Dole commits to reduce:
•Absolute Scope 1, 2 and 3 GHG emissions 90.0% by 2050 from a 2020 base year; and
•Absolute FLAG emissions 72.0% by 2050 from a 2020 base year.

We have also obtained certain certifications and recognition for our efforts in the area of sustainability. For example, we are a member of the Alliance for Water Stewardship with 20 of our banana operations certified by the organization, with plans to expand this number by 50% by 2030. In addition, in 2022, we were awarded with an Origin Green Gold membership by the Irish Food Board for our annual performance on our sustainability targets and with the Business Multidimensional Poverty Index award by the American-Costa Rican Chamber of Commerce for one of our social development initiatives in Costa Rica.
Looking forward, we plan to expand our existing initiatives and develop new ones, in order to grow, process and distribute our produce responsibly. We have publicly committed to specific sustainability goals for 2025 and 2030 that are focused on environmental, ethical, social and nutrition-related issues.
Material Effects of Government Regulations
The food and agriculture industry is highly regulated. Regulatory authorities around the world administer numerous laws and regulations regarding the growing, harvesting, transportation, exporting, importing, processing, packaging, marketing and selling of fruit and vegetables. Although the regulations related to our business are similar in most countries, the specific requirements, including risk tolerance, of the local authorities does vary from country to country. Applicable regulations include those related to sanitation, pesticide use in source countries and residue standards in market countries, and packaging and labeling of marketed products. In the U.S., for example, an important regulatory body related to our business is the Food and Drug Administration. For further information on material government regulations, See “Item 3D. Risk Factors—Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.”, “Item 3D. Risk Factors—Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.” and the overall “Regulatory and Legal Risks” section of “Item 3D. Risk Factors.”
C.    Organizational structure.
Dole operates through various subsidiaries, joint ventures (“JV partners”), and affiliate companies around the world. The Company’s only significant subsidiary as of December 31, 2023 was as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of Incorporation
Dole Fresh Fruit Company	U.S. operating company	100%	United States
D.    Property, plant and equipment.
Principal Properties
We have a highly diverse footprint of tangible fixed assets around the world. We own and lease farms, warehouses, coolers, packhouses, processing facilities, port facilities and office space, primarily focused in the Americas, Europe, Middle East and Africa, and vessels calling at ports primarily in the Americas and Europe. This diversification of assets includes the additional benefit of redundancies. For example, if a particular farm is unable to produce or a particular facility is unable to process, we are able to adjust our supply chain to procure fruit or process product at different facilities within our network. While our assets are an important part of our business, no one asset in particular is material when seen in the context of our entire portfolio. The following is a summary of our primary assets as of December 31, 2023 and includes assets related to the Fresh Vegetables division that will be disposed of in conjunction with our plan to exit the business.
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

U.S.
We own approximately 6,626 acres of agricultural and production land across the U.S. Of our owned acreage, approximately 4,974 acres is in Oahu, Hawaii, where we produce pineapples, coffee and cacao. We utilize approximately 85% of our total owned acreage in Hawaii, and the rest is actively marketed for sale.
We own four value-added salad plants, which sit on the majority of our owned acres dedicated to our Fresh Vegetables division. The four plants are located in Bessemer City, North Carolina; Yuma, Arizona; Soledad, California and Springfield, Ohio (combined 1,082,000 sqft total). We also own three coolers (246,000 sqft total), some small farm acreages, greenhouses and office space dedicated to our Fresh Vegetables division in California. Our remaining owned acres in the U.S. are dedicated to our avocado and berry operations.

We also lease approximately 8,686 acres of agricultural land, the majority of which (approximately 8,535 net acres) are dedicated to supporting our fresh-packed and value-added businesses. We also lease some small acreages in California to support our berry businesses.
We have port terminal operations in California, Texas, Mississippi, Delaware and Florida, where we conduct our logistics and shipping operations. All operations are either leased or operated on the basis of throughput rates agreements with terminal owners and operators.
We have five additional facilities in California dedicated to warehousing and cold storage, packing and transportation brokerage services (total 457,000 sqft). The three largest facilities are leased, while we own a facility in Temecula, California and a small facility in Edison, California.
Our main office properties across the U.S. are all leased and consist of our North American corporate and North American fruit sales office in Charlotte, North Carolina and regional main offices in California and Pennsylvania for our Fresh Vegetables and Diversified Fresh Produce – Americas & ROW businesses.
South and Central America
We have operations across South and Central America. We own approximately 51,679 acres in Costa Rica, primarily used for banana and pineapple production, 35,227 acres in Honduras, primarily used for banana and pineapple production, approximately 8,752 acres in Ecuador, primarily used for banana production, and approximately 4,204 acres in Guatemala with a JV partner used for banana production. We also lease a combined 4,780 acres through wholly-owned subsidiaries and JV partners in Central America, again used for banana and pineapple production. We operate a large number of supporting packhouses and cold storage facilities throughout the region to support our tropical fruit businesses.

Our vessels operate out of terminals in Costa Rica, Ecuador, Honduras, Guatemala and Colombia. In Ecuador, we own and operate a port, while in the other locations, we operate under a combination of leases and throughput rates with port operators and owners.
In Chile, we own approximately 2,760 acres and lease a further 3,700 acres of land dedicated to diversified produce production; in Peru, we own approximately 329 acres and lease approximately 250 acres of land used for diversified produce production; in Brazil, we lease 735 acres of land used for mango and grape production; and in Mexico, we lease 261 acres of land in connection with our berry operations.
We also operate fourteen pack houses in Chile, nine of which have cold storage facilities, one packhouse in Argentina with a cold storage facility, two packhouses in Peru, one of which is through a JV partner and two packhouses and one warehouse in Brazil to assist our operations. Our largest facility in Chile (approximately 520,000 sqft) is located in San Fernando and is primarily used for apples and pears.
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

Spain & Portugal
We have 27 facilities in Spain and two in Portugal totaling almost 800,000 sqft of office, warehousing, ripening and wholesale market space. The main operations in these countries are in Madrid (approximately 118,000 sqft), Barcelona (approximately 85,000 sqft) and Alicante (approximately 47,000 sqft), where the Spanish head office is located. Three of the facilities are owned, and all remaining facilities are leased.
The Netherlands
We operate out of a number of facilities across the Netherlands, with large warehousing and office spaces in Bleiswijk, Poeldijk and Venlo, and smaller office and warehousing spaces in Zeewolde and Dronten. We also operate a packing and cold storage facility with offices for berries in Helenaveen. The facilities in Poeldijk are owned and all other facilities are leased.
Other Eurozone
In France, we operate three facilities that consist of administration offices and ripening and distribution facilities. We operate additional ripening facilities in Stelle, Germany and Calcio and Guidonia, Italy, the largest of which is Calcio at approximately 81,000 sqft. We also have sales and administration offices across the Eurozone, including in Calcio, Italy; Athens, Greece and Hamburg, Germany, and operate out of a small port terminal office in Antwerp, Belgium in support of our shipping operation.
Non-Eurozone
The main non-Eurozone countries we operate in are as follows:
Sweden
We primarily operate from owned offices and warehouses in Helsingborg, which include automated packing and sorting facilities and ripening rooms (approximately 254,000 sqft). We operate other smaller facilities across Sweden in our produce business, including production and processing plants and other ripening rooms, warehousing and office space, while for our third party logistics business, we operate a number of leased warehouses that are subleased to customers.
Denmark
The main Danish facility is an owned facility located in Køge (approximately 143,000 sqft) and consists of a warehouse, picking and packing area, office space and avocado and mango ripening facilities. There is a second owned facility in Aarhus that is approximately 50,000 sqft and used for banana ripening and cross docking.
U.K.
Across the UK we operate from 27 locations covering offices, warehousing, and packing facilities with a mixture of owned and leased facilities. The largest facilities are in Spalding (60,000 sqft owned packing and warehouse facility) and Bristol (56,000 sqft of warehouse facilities part owned and part leased within a wholesale marketplace where we are a significant shareholder.)
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

We also own a fleet of seven self-sustained refrigerated container carriers and four pallet-friendly conventional refrigerated ships with container-carrying capacity on deck. We operate all of the vessels ourselves and additionally operate three chartered vessels. The seven container vessels and two of the chartered vessels operate on four services from Central and South America to the eastern coast of the U.S. (two services), U.S. gulf region and U.S. west coast, while the four owned, pallet-friendly vessels and one charter operate a single service between Central and South America, Puerto Rico and Belgium. We also lease or own a fleet of 20,550 reefer containers, 1,127 dry containers, approximately 5,685 chassis and 4,686 gensets that support our shipping operations.
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
Executive Overview
We are a global leader in fresh fruits and vegetables, with produce sourced, both locally and globally, from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes and have a strong presence in growing categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” for a more detailed description of our products and services offered.
Dole is comprised of the following three reportable segments:
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
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Mexican, Argentinian and Indian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Vegetables Exit Process
On March 27, 2024, certain of our wholly owned subsidiaries terminated the Fresh Express Agreement, pursuant to which Fresh Express had agreed to acquire our Fresh Vegetables division, due to the failure to obtain regulatory approval.

We are currently engaged in the Vegetables exit process pursuant to which we will exit the Fresh Vegetables business. We are committed to exiting the business and have therefore determined that the Fresh Vegetables division continues to meet the criteria to be classified as held for sale and that the Vegetables exit process represents a strategic shift that will have a material effect on the Company’s operations and results. The results of operations of the Fresh Vegetables division have been reported separately as discontinued operations, net of income taxes, within our operating results below.
The Vegetables exit process, if and when completed, will have certain material direct and indirect impacts to our future operating results, statement of financial position and cash flows, the extent of which cannot be reliably estimated at this time.
Current Economic and Market Environment
Since early 2021, we have experienced inflationary pressures across our business. In 2023, these pressures continued to impact our operations but have moderated as the rate of inflation has slowed from the peaks seen in 2022. However, the economic and market environment remains volatile, and a number of external factors continue to pose important risks to the global economy and to our business today, including:

•Global economic disruption due to geopolitical conflicts;
•Changing central bank monetary policies, which have in particular resulted in higher interest rates and volatile foreign exchange rates;
•Unfavorable weather events; and
•Evolving regulatory environments in many areas, including in shipping.
In response to the various ongoing challenges noted above, we are continuing to work across our business on mitigation strategies, including implementing price increases and identifying operational efficiencies. Although we ultimately believe that we are well positioned within our industry to weather periods of economic disruption, the scope, duration and carryover effects of the above factors are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
We are continuing to monitor the direct and indirect effects of the ongoing war between Russia and Ukraine and other geopolitical conflicts on both the global economy and our business and operations. The broader consequences of the Russia and Ukraine war and other geopolitical conflicts have given rise to certain challenges for our business, but any resulting impacts have not been and are not expected to be material to Dole’s overall results.
See “Item 3D. Risk Factors” herein for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets and the uncertainty of wars and other global conflicts.
Cyber Incident
In February 2023, we were the victim of a sophisticated ransomware incident impacting approximately half of Legacy Dole’s servers and one quarter of its end-user computers. The incident also resulted in unauthorized access to certain Dole information, including information about certain employees, though we have no reason to believe any employee information was publicly released. Upon detecting the incident, the Company promptly took steps to investigate and contain the incident, retaining the services of leading third-party cybersecurity experts and working with law enforcement. We experienced minimal operational impact from the incident, and all impacted servers and end-user computers have been restored or rebuilt. The total financial impact to the Company, including discontinued operations, was $11.0 million for the year ended December 31, 2023. See “Item 16K. Cybersecurity” for further detail on the Company’s policies and procedures on cybersecurity.
Supply Chain and Logistics Pressures
Our business is heavily dependent on raw materials and other inputs, such as fuel, containerboard, fertilizers, plastic resins and other commodities, used in the growing, packaging, manufacturing and distribution of products. Changes in the costs of raw materials and other inputs have historically impacted and are expected to continue impacting company profitability. Increases in commodity costs have historically driven, and may in the future drive, price increases for our portfolio of products to mitigate the impact of such increased costs.

Shipping and inland logistics are of significant importance to our business, and as a result, their cost and availability are critical variables that impact sales volumes and operating margins. We manage our exposure to this variability on the shipping side by owning and operating our own vessels. Our vessels support a large portion of volume in the Fresh Fruit reportable segment and also provide additional insulation via our commercial cargo business, which typically performs strongest when the demand for and cost of shipping is at its highest. However, both within the Fresh Fruit segment and in other reportable segments, we also rely on third party shipping and logistics services. Disruptions or supply and demand imbalances in inland logistics, ocean freight or at ports and other terminals can therefore have a material impact on our operations if Dole cannot adjust pricing when markets change, secure a consistent supply of logistics services or offset additional costs with additional profit in its commercial cargo business.
For more information, see “Item 3D. Risk Factors—Global Economic and Market Risks”.
A.Operating Results.
Selected results of operations for the years ended December 31, 2023 and December 31, 2022 were as follows:

	Year Ended		Change
	December 31, 2023	December 31, 2022	2023 vs. 2022

	(U.S. Dollars in thousands, except percentages)
Revenue, net	$8,245,268	$8,024,403	$220,865	2.8%
Cost of sales	(7,551,098)	(7,424,525)	(126,573)	1.7%
Gross profit	694,170	599,878	94,292	15.7%
Selling, marketing, general and administrative expenses	(473,903)	(436,192)	(37,711)	8.6%
Gain on disposal of businesses	—	192	(192)	(100.0)%
Impairment and asset write-downs of property, plant and equipment	(2,217)	(397)	(1,820)	458.4%
Gain on asset sales	54,108	11,784	42,324	359.2%
Operating income	272,158	175,265	96,893	55.3%
Other income, net	4,799	10,600	(5,801)	(54.7)%
Interest income	10,083	6,407	3,676	57.4%
Interest expense	(81,113)	(56,371)	(24,742)	43.9%
Income from continuing operations before income taxes and equity earnings	205,927	135,901	70,026	51.5%
Income tax (expense) benefit	(43,591)	25,603	(69,194)	270.3%
Equity method earnings	15,191	6,726	8,465	125.9%
Income from continuing operations	177,527	168,230	9,297	5.5%
Loss from discontinued operations, net of income taxes	(21,818)	(56,447)	34,629	(61.3)%
Net income	155,709	111,783	43,926	39.3%
Less: Net income attributable to noncontrolling interests	(31,646)	(25,287)	(6,359)	25.1%
Net income attributable to Dole plc	$124,063	$86,496	$37,567	43.4%
The following provides an analysis of consolidated operating results in comparison to the prior year. Management has analyzed the significant drivers of consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance. Unless otherwise noted, the changes discussed below are for the year ended December 31, 2023, as compared to the year ended December 31, 2022.
For an analysis of changes in operating and segment results for the year ended December 31, 2022, as compared to the year ended December 31, 2021, please see Dole’s annual report on Form 20-F for the year ended December 31, 2022, filed on March 22, 2023 by Dole plc (File No. 001-40695).

Revenue, Net
The increase in total revenue, net (2.8%, or $220.9 million), was primarily due to increases in revenue in the Diversified Fresh Produce – EMEA and Fresh Fruit reportable segments, primarily as a result of inflation-justified price increases, an incremental net positive impact from acquisitions and divestitures of $35.8 million and a favorable impact from foreign currency translation of $26.7 million, mainly driven by the strengthening of the euro and British pound sterling against the U.S. dollar. These positive impacts were partially offset by a weaker performance in the Diversified Fresh Produce – Americas & ROW reportable segment.
Cost of Sales
The increase in total cost of sales (1.7%, or $126.6 million) was primarily due to increased revenue performance as discussed above, inflationary pressures on sourcing, materials and handling costs and an unfavorable impact from acquisitions and divestitures and foreign currency translation, partially offset by incremental depreciation on pineapple bearer plants recognized in the prior year in connection with the Merger.
Selling, Marketing and General and Administrative Expenses (“SMG&A”)
The increase in total SMG&A (8.6%, or $37.7 million) was primarily due to increases in employee wages and salaries and higher professional and consulting fees, which included nonrecurring costs of $5.3 million related to the cyber incident in February 2023. The increase was also related to an unfavorable impact from acquisitions and divestitures.
Gain on Asset Sales
The gain on asset sales in the current year was $54.1 million and was primarily a result of the sale of actively marketed land in Hawaii in the Fresh Fruit reportable segment. Other notable gains were a result of the sale of vessels and a property in Latin America, all within the Fresh Fruit reportable segment, the sale of other properties within the Diversified Fresh Produce – Americas & ROW reportable segment and the sale of certain assets that are excluded from the Vegetables exit process. See Note 11 “Assets Held-for-Sale and Actively Marketed Property” to the consolidated financial statements included herein for additional detail. The gain on asset sales in the prior year was primarily from the sale of two buildings in Europe and actively marketed land in Hawaii.
Other income, net
The decrease in other income, net (54.7%, or $5.8 million), was primarily due to unrealized net losses on foreign denominated borrowings and net periodic costs from non-service components of pension and other postretirement benefit plans in the current year, partially offset by gains on investments and increases in other activity.
See Note 7 “Other Income, Net” to the consolidated financial statements included herein for additional detail on the components of other income, net.
Interest Expense
The increase in interest expense (43.9%, or $24.7 million) was due to higher interest rates and higher fees on trade receivables sales arrangements in the current year.
Income Taxes
The Company recorded income tax expense of $43.6 million on $205.9 million of income from continuing operations before income taxes and equity earnings in the current year, reflecting a 21.2% effective tax rate, and an income tax benefit of $25.6 million on $135.9 million of income from continuing operations before income taxes and equity earnings in the prior year, reflecting an (18.8)% effective tax rate.

Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. In the current year, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. global intangible low-taxed income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. In the prior year, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
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
All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital, in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. The Company continues to evaluate its cash needs and may update its assertion in future periods.
During the year ended December 31, 2022, the tax authorities in one of Dole’s foreign jurisdictions issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for the 2017 tax year. The Company’s subsidiary appealed the assessment, and on March 9, 2023, the reviewing body annulled the assessment. The tax authority has begun a new audit, which the Company’s subsidiary has challenged based on the expiration of the statute of limitations. Based on the new audit, an assessment was issued in October 2023 of approximately $20.0 million (including interest and penalties) for the 2017 tax year. The Company continues to protest the reopening of the audit for 2017 on the grounds that the statute of limitations has expired, and the Company has also appealed the most recent assessment with the taxing authorities. On December 20, 2023, the Tax Administration issued a resolution to the filed appeal in which the tax authority confirmed its assessments against the Company. In response, the Company filed an appeal on February 15, 2024. The Company believes that, based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
On December 18, 2023, the President of Ireland signed the Finance (No. 2) Bill 2023 which included legislation regarding the implementation of Pillar Two (with an effective date of January 1, 2024). The legislation enacts a domestic and multinational top-up tax to implement the Domestic Minimum Top-up Tax and Income Inclusion Rule, two of the Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules (Pillar Two). Pillar Two aims to ensure that multinationals pay a minimum effective corporate tax of 15% in each jurisdiction in which they operate. The legislation did not impact Dole’s 2023 annual effective tax rate, and we are currently evaluating the impact on our 2024 annual effective tax rate.
On December 27, 2023, the government of Bermuda passed legislation enacting a 15% corporate tax regime that will become effective for tax years beginning on or after January 1, 2025. The new legislation is intended to align with the Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules (Pillar Two). The legislation will not impact Dole’s 2023 annual effective tax rate, and we are currently evaluating future impacts.
See Note 9 “Income Taxes” to the consolidated financial statements included herein for additional information on income taxes.
Equity Method Earnings
The increase in equity method earnings was primarily due to improved performance across the Company’s joint ventures in Europe and Latin America and from the disposal of a joint venture in the prior year that was operating at a loss.
See Note 22 “Investments in Unconsolidated Affiliates” to the consolidated financial statements included herein for additional information on equity method investments.

Loss from discontinued operations, net of income taxes
Losses in the Fresh Vegetables division decreased from $56.4 million to $21.8 million. The improvement in results is primarily from the cessation of depreciation of fixed assets and amortization of operating lease right-of-use assets from March 31, 2023 onward, due to their classification as held for sale, partially offset by higher costs in the current year as a result of the Vegetables exit process, adverse weather conditions, legal matters and the cyber incident in the first quarter of 2023. On an underlying basis, the business continued its improved performance in comparison to prior year with higher pricing being partially offset by lower volumes.
Segment Operating Results
Dole has the following segments: Fresh Fruit, Diversified Fresh Produce EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the financial measures regularly reviewed by the CODM.
Dole and its chief operating decision makers, Dole’s CEO and COO, use Adjusted EBITDA as the primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, but Adjusted EBITDA by segment is presented in conformity with Accounting Standards Codification (“ASC”) 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies. Adjusted EBITDA is not a substitute for net income attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the loss from discontinued operations, net of income taxes; (2) subtracting the income tax expense or adding the income tax benefit; (3) subtracting interest expense; (4) subtracting depreciation charges; (5) subtracting amortization charges on intangible assets; (6) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the years ended December 31, 2023 and December 31, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, adding the gain or subtracting the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held for sale and actively marketed property, subtracting restructuring charges and costs for legal matters not in the ordinary course of business, subtracting charges for impairment of property, plant and equipment and subtracting costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Year Ended
	December 31, 2023	December 31, 2022

Segment Revenue:	(U.S. dollars in thousands)
Fresh Fruit	$3,135,866	$3,047,149
Diversified Fresh Produce – EMEA	3,432,945	3,152,561
Diversified Fresh Produce – Americas & ROW	1,800,168	1,965,667
Total segment revenue	8,368,979	8,165,377
Intersegment revenue	(123,711)	(140,974)
Total consolidated revenue, net	$8,245,268	$8,024,403

Reconciliation of net income to Adjusted EBITDA
Net income	$155,709	$111,783
Loss from discontinued operations, net of income taxes	21,818	56,447
Income from continuing operations	177,527	168,230
Adjustments:
Income tax expense (benefit)	43,591	(25,603)
Interest expense	81,113	56,371
Depreciation	93,970	98,703
Amortization of intangible assets	10,198	10,893
Mark to market losses	2,524	3,049
Gain on asset sales	(52,495)	(10,316)
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	41,145
Cyber-related incident	5,321	—
Other items	2,918	(231)
Adjustments from equity method investments	20,451	18,155
Total consolidated Adjusted EBITDA	$385,118	$360,396

Segment Adjusted EBITDA:
Fresh Fruit	$208,930	$205,547
Diversified Fresh Produce – EMEA	133,570	111,053
Diversified Fresh Produce – Americas & ROW	42,618	43,796
Total consolidated Adjusted EBITDA	$385,118	$360,396
Adjusted EBITDA is not a substitute for net income attributable to Dole plc, net income, net cash provided by operating activities or any other measure prescribed by U.S. GAAP.

The following table illustrates the estimated impact of factors that have driven changes in segment revenues for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Revenue for the Year Ended
	December 31, 2022	Foreign exchange translation[1,2]		Acquisitions/ divestitures	Operational change[3]	December 31, 2023

	(U.S. dollars in millions)
Fresh Fruit	$3,047,149	$—	0	$—	$88,717	$3,135,866
Diversified Fresh Produce – EMEA	3,152,561	33,200		35,812	211,372	3,432,945
Diversified Fresh Produce – Americas & ROW	1,965,667	(6,469)		—	(159,030)	1,800,168
Intersegment revenue	(140,974)	—		—	17,263	(123,711)
	$8,024,403	$26,731		$35,812	$158,322	$8,245,268
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. dollar at prior year average rates, as compared to the current year average rates.
2 While we acknowledge that the Fresh Fruit segment is impacted by foreign exchange translation, the impact is not easily determinable, as the prices for Fresh Fruit products in European markets are typically heavily impacted by the exchange rates between European currencies and the U.S. dollar at the time contracts are set with customers (and for spot fruit at the time fruit is sold). This is due to the majority of Fresh Fruit products being sourced using U.S. dollar terms.
3 Operational change represents the remaining change in revenue after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
The following table illustrates the estimated impact of factors that have driven changes in segment Adjusted EBITDA for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Adjusted EBITDA for the Year Ended
	December 31, 2022	Foreign exchange translation[1]	Acquisitions/ divestitures	Operational change[2]	December 31, 2023

	(U.S. dollars in millions)
Fresh Fruit	$205,547	$(412)	$—	$3,795	$208,930
Diversified Fresh Produce – EMEA	111,053	1,345	1,834	19,338	133,570
Diversified Fresh Produce – Americas & ROW	43,796	(260)	969	(1,887)	42,618
	$360,396	$673	$2,803	$21,246	$385,118
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. dollar at prior year average rates, as compared to the current year average rates.
2 Operational change represents the remaining change in Adjusted EBITDA after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
Changes in segment revenue and segment Adjusted EBITDA are described in more detail below, with focus on operational changes which we believe are more reflective of the Company’s performance in comparison to the prior year. Unless otherwise noted, the changes discussed below are for the year ended December 31, 2023, as compared to the year ended December 31, 2022.
Fresh Fruit
The increase in Fresh Fruit revenue, net (2.9%, or $88.7 million), to $3.1 billion was primarily due to higher worldwide pricing of bananas and pineapples and an increase in worldwide volumes of bananas sold, partially offset by lower worldwide volumes of pineapples sold.
The increase in Fresh Fruit Adjusted EBITDA (1.6%, or $3.4 million) to $208.9 million was primarily due to strong revenue performance, partially offset by higher fruit sourcing costs, an increase in materials and handling costs and lower profit from the commercial cargo business.

Diversified Fresh Produce – EMEA
The increase in Diversified Fresh Produce – EMEA revenue, net (8.9%, or $280.4 million), to $3.4 billion was primarily due to inflation-justified price increases across the segment, a net positive impact from acquisitions and divestitures of $35.8 million, driven by acquisitions in Spain, and a positive impact from foreign currency translation of $33.2 million, as a result of the strengthening of the euro and British pound sterling against the U.S. dollar. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 6.7%, or $211.4 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA (20.3%, or $22.5 million) to $133.6 million was primarily due to strong performance across the segment in comparison to the prior year, particularly within the Spanish, Dutch, Czech and South African businesses, as well as a net favorable impact from acquisitions and divestitures of $1.8 million. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 17.4%, or $19.3 million, ahead of prior year.
Diversified Fresh Produce – Americas & ROW
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net (8.4%, or $165.5 million), to $1.8 billion was primarily due to lower volumes of most commodities sold, particularly cherries, berries, grapes and apples, partially offset by inflation-justified price increases, a strong recovery in pricing of grapes and apples after a challenging 2022 and continued strong performance for potatoes and onions in North America.
The decrease in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA (2.7%, or $1.2 million) to $42.6 million was primarily due to a weak performance for the North American berry business and lower profits in the Chilean cherry business due to seasonal timing differences, partially offset by strong recovery in Chilean apples and grapes after challenging seasons in 2022 and by strong trading activity for most other products that we market in North America, particularly for potatoes and onions.
B.    Liquidity and capital resources.
Overview
The primary purpose of our financial management strategy is to maintain adequate capital resources to meet financial obligations, optimize capital structure in order to maximize shareholder value and maintain financial flexibility to execute strategic initiatives.
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. We have a history of borrowing funds internationally and expect to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
We expect to use the net proceeds from the Vegetables exit process, if and when completed, primarily for the reduction of debt.
Based on expected cash flow from operating activities over the next year, we believe our working capital, as an indicator of our ability to satisfy short-term obligations, is sufficient. Beyond the upcoming year, we believe that cash flows from operating activities, available cash and cash equivalents and access to borrowing facilities will be sufficient to fund any future capital expenditures, debt service, dividend payments and other capital requirements going forward.

Cash Flows
The following table summarizes Dole’s consolidated cash flows for the years ended December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2023	December 31, 2022

Cash provided by (used in) continuing operations, net:	(U.S. Dollars in thousands)
Operating activities	$298,605	$323,612
Investing activities	5,224	(54,071)
Financing activities	(229,998)	(173,396)
Foreign currency impact	5,448	(20,712)
Cash used in discontinued operations, net	(31,114)	(97,154)
Net increase (decrease) in cash	48,165	(21,721)
Cash and cash equivalents, beginning, including discontinued operations	228,840	250,561
Cash and cash equivalents, ending, including discontinued operations	$277,005	$228,840
Cash flows provided by operating activities were $298.6 million for the year ended December 31, 2023, compared to $323.6 million for the year ended December 31, 2022. The current year was positively impacted by increased collections of receivables. There was also an increase in cash flows during the current year from changes in inventory, as stock levels in 2022 were higher to protect against sourcing challenges for paper and agricultural chemicals. The prior year comparative period was positively impacted by a third-party trade receivables sales arrangement which delivered incremental cash inflows of $167.6 million. Refer to Note 8 “Receivables” for further detail on these arrangements. The positive impact in the comparative period from the trade receivable sales arrangement was partially offset by longer collection times due to global logistics challenges.
Cash flows provided by investing activities were $5.2 million for the year ended December 31, 2023, compared to cash flows used of $54.1 million for the year ended December 31, 2022. The increase in cash provided by investing activities was driven by higher proceeds received on asset sales, primarily related to land sales in Hawaii, and lower capital expenditures.
Cash flows used in financing activities were $230.0 million for the year ended December 31, 2023, compared to $173.4 million for the year ended December 31, 2022. The increase in cash used in financing activities was primarily attributable to higher repayments of debt, net of borrowings.
Cash used in discontinued operations decreased to $31.1 million for the year ended December 31, 2023, compared to $97.2 million for the year ended December 31, 2022. The comparative period was negatively impacted by the packaged salad recall and plant suspensions in December of 2021, which led to lower revenues and additional costs in 2022.
Included in cash tax payments, in the year ended December 31, 2023 and December 31, 2022, is $10.2 million and $5.4 million, respectively, for the repatriation tax under Internal Revenue Code Section 965. Repatriation tax payments for fiscal year 2024 and fiscal year 2025 are expected to be $13.5 million and $16.7 million, respectively.
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

The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents	$275,580	$228,840
Debt:
Long-term debt, net	(845,013)	(1,127,321)
Current portion of long-term debt, net	(222,940)	(97,435)
Bank overdrafts	(11,488)	(8,623)
Total debt, net	(1,079,441)	(1,233,379)
Less: Debt discounts and debt issuance costs	(14,395)	(17,874)
Total gross debt	(1,093,836)	(1,251,253)
Net debt	$(818,256)	$(1,022,413)
Under the terms of the Credit Agreement entered into on March 26, 2021 (and subsequently amended on August 3, 2021), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”, together the “Term Loan Facilities”) which provided for borrowings of $300.0 million and $540.0 million, respectively.
Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $900.7 million as of December 31, 2023. Based on the terms of the Credit Agreement, we may be required to use a portion of the proceeds from the Vegetables exit process (if and when completed) to make a prepayment on the Term Loan Facilities. The estimated minimum prepayment associated with the terms of the Fresh Express Agreement has been reclassified from long-term debt, net, to current maturities in the consolidated balance sheets as of December 31, 2023. Because the Company now plans to exit the Fresh Vegetables division through an alternative process, the estimated minimum prepayment may change, potentially to a material extent.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. We have entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt. In the second quarter of 2023, we amended the Credit Agreement to adopt SOFR in place of LIBOR as the U.S. dollar benchmark. The adoption of SOFR did not have a material impact to Dole.
Both cash and debt are denominated in various currencies, though primarily in the U.S. dollar, euro, British pound sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 14 “Debt” to the consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of December 31, 2023 and December 31, 2022 was as follows:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents	$275,580	$228,840
Lines of credit	721,516	568,696
Total available liquidity	$997,096	$797,536
In addition, we utilize third-party trade receivables sales arrangements to help manage our liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements were $285.0 million in the aggregate as of December 31, 2023.

On May 23, 2022, Dole entered into a new three-year, committed trade receivables arrangement with recourse provisions that terminated $39.3 million of the Company’s existing non-recourse facilities. The maximum amount of receivables that can be sold under this new agreement at any time is $255.0 million. We derecognize the sold receivables from the consolidated balance sheets, as we account for the arrangements as sales under ASC 860, Transfers and Servicing.
Upon the execution of the new arrangement and initial derecognition of sold receivables, we received total gross cash proceeds of $206.9 million. Most of the initial cash proceeds were used to pay down certain balances on the Revolving Credit Facility.
As of December 31, 2023, we had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $13.2 million and $246.8 million, respectively. As of December 31, 2022 we had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $11.9 million and $237.2 million, respectively.
Material Cash Requirements
Capital Expenditures
Capital expenditures are cash outflows or commitments that result in additions to property, plant and equipment or other long-lived assets. Capital expenditures for the year ended December 31, 2023 were $78.0 million, as compared to $85.6 million for the year ended December 31, 2022.
Principal capital expenditures planned for 2024 consist primarily of reinvestment in logistics assets, including vessel dry dockings, logistics equipment reinvestments and vehicles reinvestments, ongoing reinvestments in existing farming assets, both with replanting and new investments, investments in warehousing, cold storage, ripening and processing equipment across the business and continued investment in ongoing IT projects. The Company expects to fund these capital expenditures through operating cash flows, existing bank borrowings and, potentially, finance leases in lieu of direct capital investments. Budgeted capital expenditures are not contractual and planned projects can be scaled back if the Company’s strategic objectives or economic conditions change.
Contractual Commitments
The following table sets forth Dole’s contractual maturities of certain significant commitments as of December 31, 2023:

	Contractual Maturity
	2024	Thereafter

	(U.S. Dollars in thousands)
Debt and bank overdrafts	$223,904	$836,748
Estimated interest payments[1]	52,247	178,714
Finance lease obligations	7,934	29,384
Operating lease obligations	75,893	352,240
Accrued income taxes[2]	13,480	16,664
Purchase commitments:
For ensuring a steady supply of inventory[3]	908,865	817,087
For fixed assets and other	8,111	46
Total	$1,290,434	$2,230,883
1 Estimated interest payments comprise payments for interest on borrowings. This does not include interest expense for certain short-term borrowing lines and overdraft facilities, fees related to trade receivables sales arrangements, commitment fees and amortization of discounts and issuance costs. Interest payments are calculated for debt based on applicable rates and payment dates. For variable-rate debt, the December 31, 2023 rate has been assumed for all years presented. We note that this is an estimate of future payments and that actual amounts will vary to some degree, the extent of which cannot be estimated at this time, as interest rates are expected to change in the short-term.
2 Liabilities of $12.0 million for unrecognized tax benefits plus accrued interest and penalties have been excluded from the table above. At this time, the settlement period for unrecognized tax benefits cannot be determined. In addition, any payment related to unrecognized tax benefits may be partially or fully offset by reductions in payments in other jurisdictions.
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
Information regarding pension commitments and funding requirements is not included in the table above. The level of contributions to pension plans is determined according to statutory minimum funding requirements, as well as Dole’s own policies. Depending on the country and the plan, the funding level is monitored periodically, and the contribution amount amended appropriately. Consequently, the amounts that might become payable in the future cannot be estimated with certainty. In the year ended December 31, 2023, employer contributions and direct benefit payments related to our defined benefit pension and other postretirement benefit plans amounted to $19.4 million and are estimated to be $22.3 million for the year ended December 31, 2024. Refer to Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for further information on employee benefit obligations.
In addition, our current capital allocation priorities are focused on investing wisely to support growing both our business operations and dividend payment. On November 15, 2023, the Board of Directors of Dole plc declared a cash dividend of $0.08 per share. The dividend was subsequently paid on January 4, 2024 for a total payment of $7.6 million. On February 28, 2024, the Board of Directors of Dole plc declared a cash dividend of $0.08 per share, to be paid on April 4, 2024. We expect to pay dividends from funds received from subsidiary operations which may be restricted as a result of the laws of their jurisdiction or organization. We do not intend to change our dividend policy in the near or long term, but we may not pay dividends according to the policy, or at all, as determined at the discretion of the Board of Directors, acting in compliance with applicable laws and contractual restrictions.
We expect to fund contractual obligations and other expected capital commitments with existing cash, cash flows from operations, and available borrowings when necessary, and believe we have sufficient sources of liquidity to do so.
Contingencies and Guarantees
In connection with certain acquisitions, we have issued contingent consideration through earn-out agreements in which we are subject to making future payments that are contingent on the acquiree or investment achieving certain financial targets. As of December 31, 2023, the fair value of contingent consideration arrangements amounted to $9.1 million, expected to be paid from 2024 to 2027.
We have certain noncontrolling interests (“NCI”) that contain put options for the related subsidiary, which obligate the Company to acquire the NCI’s shareholding in the subsidiary at a future date upon exercise. The exercise prices of the put options are based on future earnings of the underlying subsidiary and classified as redeemable NCI in mezzanine equity. As of December 31, 2023, the carrying value of redeemable NCI was $34.2 million with a total gross redemption value of $40.3 million, had the options been exercised at December 31, 2023, payable over a maximum of three years.
As of December 31, 2023, Dole was contingently liable for guarantees of indebtedness owed by third parties and investments in unconsolidated affiliates of $48.6 million and $6.4 million, respectively. These guarantees are typically issued in respect of bank borrowings and trading obligations arising in the ordinary course of business, have various terms and are not individually significant. These amounts represent the maximum potential future payments that Dole could be required to make under the guarantees. However, management has concluded that the likelihood of any significant amounts being paid by Dole under these guarantees is not likely.
In addition to those already described, Dole is subject to various contingencies with respect to taxes, labor, litigation and other claims that arise in the normal course of business. Contingencies contain inherent uncertainties and to the extent that we believe these contingencies will probably be realized, a liability has been recorded in the consolidated balance sheets. Based on information currently available to the Company and legal advice, we believe other such items will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements. Refer to Note 19 “Contingencies” to the consolidated financial statements included herein for further detail on Dole’s contingencies.
Off-Balance Sheet Arrangements
Other than the third party trade receivables sales arrangements and various guarantees described above, the Company does not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future impact to the consolidated financial statements.

C.    Research and development, patents and licenses, etc.
We implement certain research and development programs and policies in the normal course of business that are predominantly focused on sustaining the productivity of company-owned agricultural lands, food safety, nutrition science, product quality, biological pest control, development of disease-resistant produce, value-added product development and packaging design. Current and historical research and development costs incurred by the Company are not material and research and development initiatives are not expected to have a material impact on the Company’s results in the future. Refer to Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements included herein for further detail.
D.    Trend information
As outlined in “Item 5A. Operating Results”, results of operations are affected by numerous factors, including the balance between the supply of and demand for products and competition from other fresh produce companies. Our results of operations are also dependent on the ability to supply a consistent volume and quality of fresh produce to served markets. Set forth below are other general key factors that have had and may have a significant impact on Dole’s results of operations in the future.
Supply / Demand Management and Price Fluctuations
Matching marketplace demand with supply from Dole-owned farms and local and global producers is a core competency for our business. Fresh produce supply and demand management is complicated by the inherent perishability and relatively short shelf-life of these products and the influence of environmental factors beyond our immediate control, including unexpected weather events and climate change. For example, a warm spell can drive higher strawberry sales, while persistent cold weather can reduce those sales. Overly cold or overly warm weather can disrupt the timing of production, and, when more severe, weather can limit yields and supply overall. Adverse weather may also impact supply chains, preventing us from procuring supplies necessary for company operations and delivering products to customers. Outsized weather events and natural disasters may disrupt entire seasons of operations and can require significant investments in order to fund recovery. Prices and margins fluctuate accordingly. Supply planning traverses seasons and continents and is often conducted months in advance of sale, limiting our capacity to adjust volumes. However, because of the diversity of our customers and producers, as well as our ability to match longer-term supply contracts with longer-term sales contracts and shorter-term supply with more market volumes and pricing, we are able to maintain flexibility to adequately manage operations.
Foreign Currency Fluctuations
Dole is exposed to purchases and sales transactions in several local currencies, primarily the U.S. dollar, euro, Swedish krona, British pound sterling, Costa Rican Colón and Chilean peso. Refer to discussion above in “Item 5A Operating and Segment Results” as well as further discussion in “Item 3D. Risk Factors-currency exchange fluctuations may impact the results of our operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” for additional information on foreign currency fluctuations.
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
Climate Change and Sustainability
Dole conducts business, grows produce and sources product in certain jurisdictions that have imposed, or are considering imposing, new or increased legal and regulatory requirements to reduce or mitigate the potential effects of climate change, including regulation of greenhouse gas emissions and potential carbon pricing programs, and to increase transparency in the areas of environmental, social and corporate governance matters through more robust reporting requirements. Compliance with these legal, regulatory and reporting requirements will likely result in increased costs and additional investment in facilities, new employees and external advisors, equipment and process-improvement. However, the extent of the impact on our financial results, scope and timing of any new or increased regulation related to climate change is uncertain and cannot be estimated at this time.

Effective in January of 2024, the EU expanded the scope of its greenhouse gas emissions trading scheme (“ETS”) to include maritime transport, which covers our commercial cargo business and other maritime shipping operations in Europe. This scheme, which had until now applied primarily to industrial companies and airlines, is a cap-and-trade system for carbon dioxide (“CO2”) emissions to encourage industries to improve their CO2 efficiency. Under the legislation, we will be required to purchase allowances on the open market for our CO2 emissions from maritime operations in Europe. The scope of our emissions that are covered includes 100% of emissions on voyages departing from and arriving at a port under jurisdiction of the EU and 50% of emissions on voyages departing from a country outside of the EU and arriving at an EU port or departing from an EU port and arriving in a port located in a non-EU country. The ETS for the maritime industry will be phased-in, whereby we will have to purchase allowances for 40% of our emissions in scope in 2024, 70% in 2025 and 100% in 2026 and thereafter. While the ETS is expected to have an adverse impact on our operating results, beginning in 2024, the extent of such impact based on the current estimated cost of allowances is not expected to be material. However, we are currently unable to fully assess our ability to obtain sufficient carbon credits or the potential for the future cost of such credits to have a material adverse effect on our business, operations or financial condition.
In addition to the impacts from regulatory and compliance requirements discussed above, from time to time, we have been and most likely will continue to be impacted by adverse weather events, whose effects may be exacerbated by climate change. While supply impacts can be mitigated through our diversified sourcing portfolio and contract management, any incremental costs and write-offs from weather-related events may be material to Dole’s future operations and cannot be reliably estimated. However, the Company aims to abate these potential impacts through insurance arrangements against weather-related events and continuing maintenance and investment initiatives to improve the durability of our fixed asset portfolio.
Furthermore, we expect to incur additional costs in connection with our commitment to and execution of our sustainability goals. We have recently developed sustainability goals for 2025 and 2030, which include initiatives focused on environmental sustainability, as well as on our governance and social impact. We have already made important progress in lowering our environmental footprint. For example, in 2022, we reduced our Scope 1 and Scope 2 global emissions by 12% from 2020. This reduction is primarily attributable to investments in two new and more efficient vessels to transport produce from Latin America to the U.S., the cost of which was approximately $50.0 million in total and was funded by long-term borrowing arrangements, a reduction in our use of refrigerants and an increased reliance on renewable energy sources. Other notable projects in recent years include the deployment of two 2.8 Megawatt wind turbines at our salad processing plant in Soledad, California, increases in investments in plantings of non-fruit bearing trees on owned land, the installation of solar panels at facilities in Ireland, Czechia, Brazil and the U.K. and electrification projects at our San Diego port operations that resulted in the addition of five new electric utility rigs and two new electric yard hustlers. While we expect to make additional expenditures to meet our sustainability goals, at this time, the scope, timing and extent of these additional expenditures is uncertain and cannot be estimated. Refer to “Item 4b. Business Overview” for further detail on the Company’s sustainability and environmental initiatives.
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
For the fiscal year 2023 annual impairment assessment of each reporting unit with goodwill, the Company elected to bypass the qualitative assessment and perform the quantitative assessment with the assistance of a third-party specialist. We used an income approach (discounted cash flows) to estimate the fair value of each reporting unit. Key drivers in the fair value analysis included the allocation of net assets to reporting units, discount rates and long-term growth rates to derive expected future cash flows. Cash flow projections used in the fair value analysis are considered Level 3 inputs and generally consist of management’s estimates of revenue growth rates and profitability, which for management is based on Adjusted EBITDA. The values applied to these key assumptions are derived from a combination of external and internal factors, based on past experience coupled with management’s future expectations about business performance. Discount rates used in the analysis are generally estimated by calculating a reporting unit-specific weighted average cost of capital to reflect the market assessment of risks specific to that reporting unit.
Dole’s reporting units are its reportable segments. As of the testing date of October 1, 2023, goodwill was allocated to the Company’s reporting units as follows:1

10/1/2023
(U.S. Dollars in millions)
Fresh Fruit	$273.3
Diversified Fresh Produce – EMEA	139.0
Diversified Fresh Produce – Americas & ROW	88.6
1 No goodwill is allocated to the Fresh Vegetables reporting unit.

The quantitative tests as of October 1, 2023 indicated two of Dole’s reporting units with allocated goodwill were considered to be at risk of future impairment. The fair values of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were approximately 4% and 2% above their carrying amounts, respectively. All assets in the Fresh Fruit reporting unit and a significant amount of assets in the Diversified Fresh Produce – Americas & ROW were obtained from the acquisition of Legacy Dole in July of 2021. The fair value of these reporting units has been impacted from an increase in the discount rate (weighted average cost of capital) assumptions as of the October 1, 2023 measurement date. The impact of this headwind was offset by positive trends in forecasted cash flows, primarily in the Fresh Fruit and the Diversified Fresh Produce – EMEA reporting units and, to a lesser extent, within the Diversified Fresh Produce – Americas & ROW reporting unit. A 25-basis point increase in the applied discount rates would have resulted in an impairment of approximately $4.1 million in the goodwill allocated to the Diversified Fresh Produce – Americas & ROW reporting unit and headroom of less than 1% for the Fresh Fruit reporting unit. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment. The quantitative test for the Diversified Fresh Produce – EMEA reporting unit indicated its fair value is sufficiently above its carrying amount.
The Company’s indefinite-lived intangibles other than goodwill are considered to have indefinite lives, because they are expected to generate cash flows indefinitely. These indefinite-lived intangible assets are not amortized but are reviewed for impairment as of the first day of the fourth quarter of each fiscal year, or sooner if impairment indicators arise. To test these assets for impairment, the Company may first perform a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If this test indicates the fair value is less than the carrying amount, a quantitative assessment is performed. Alternatively, the qualitative impairment test may be bypassed, and the Company may elect to perform a quantitative test.
For the 2023 annual impairment assessment of the DOLE brand indefinite-lived intangible asset, the Company elected to bypass the qualitative assessment and perform the quantitative assessment with the assistance of a third-party specialist. The DOLE brand was valued using a relief from royalty rate approach as of the testing date of October 1, 2023. The key assumptions in the fair value analysis were the royalty rates used to estimate royalty payments saved by owning the brand, the expected long-term growth rate and the discount rate (weighted average cost of capital). These assumptions were developed with the assistance of a third-party specialist and consider comparable market data, company-specific factors and management’s estimates of revenue growth rates and profitability.
The quantitative test as of October 1, 2023 indicated the DOLE brand was considered to be at risk for future impairment. The fair value of the DOLE brand exceeded its carrying amount by approximately 2%. The carrying amount of the DOLE brand was $306.3 million at the testing date. As with the quantitative goodwill impairment tests, the decline in fair value of the brand is largely due to the increase in the discount rate (weighted average cost of capital) assumptions as of the October 1, 2023 measurement date. The unfavorable impact of this assumption was offset by positive trends in forecasted cash flows. A 25-basis point increase in the discount rate would have resulted in headroom of less than 1%. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment.
For each of the other indefinite-lived intangible assets, the Company performed qualitative assessments. These assessments indicated the fair values of the indefinite-lived intangible assets exceeded their carrying values. Therefore, no impairment was recorded.
As of December 31, 2023, management is not aware of any items or events that would cause an adjustment to the carrying amount of goodwill or other indefinite-lived intangible assets.
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
The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company’s global operations. ASC 740, Income Taxes (“ASC 740”), states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. Dole (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when judgments change as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense or benefit in the consolidated statement of operations in the period in which new information is available.
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
Pension obligations and expenses are most sensitive to the discount rate and expected return on pension plan assets assumptions. Management determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years considering the asset allocation of the plans. In the absence of a change in our asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year.
For our pension plans, the discount rate is determined based on a hypothetical portfolio of high-quality, non-callable, zero-coupon bonds with amounts and maturities that match the projected future benefit payments from that plan. The weighted average discount rates for Dole’s U.S. pension plan obligations and net periodic benefit income were 5.10% and 5.31%, respectively, for the year ended December 31, 2023. A 25-basis point decrease in the discount rates would increase the projected benefit obligation for the U.S. pension plans by $3.2 million, and the impact to the net periodic benefit income would be minimal. The weighted average discount rate of Dole’s international pension plan obligations and net periodic benefit cost was 5.06% and 5.26%, respectively, for the year ended December 31, 2023. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation and decrease the net periodic benefit cost for the international pension plans by $6.8 million and $0.4 million, respectively.

For our funded U.S. plan, the pension expense for the year ended December 31, 2023 was determined using an expected annual rate of return on plan assets of 6.80%. As of December 31, 2023, our U.S. pension plan investment portfolio was invested approximately 23% in equity securities, 51% in fixed income securities and 14% in real estate, with the remainder in other investments. A 25-basis point change in the expected rate of return on pension plan assets would impact net periodic benefit income for the year ended December 31, 2023 by $0.5 million.
For our international plans outside the U.S., the pension expense for the year ended December 31, 2023 was determined using an expected annual rate of return of plan assets of 4.36%. As of December 31, 2023, the investment portfolio of international pension plans was invested approximately 13% in equity securities, 33% in fixed income securities and 6% in real estate, with the remainder in other investments. A 25-basis point change in the expected rate of return on pension plan assets would impact net periodic benefit cost for the year ended December 31, 2023 by $0.5 million.
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
Item 6.        Directors, Senior Management and Employees
A.    Directors and senior management.
Directors and Executive Officers
Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof.

Name	Age	Position
Carl McCann	70	Executive Chair and Director
Rory Byrne	63	Chief Executive Officer and Director
Johan Lindén	57	Chief Operating Officer and Director
Jacinta Devine	51	Chief Financial Officer and Director
Timothy M. George	71	Director
Imelda Hurley	52	Director
Rose Hynes	66	Director
Michael Meghen	69	Director
Helen Nolan	66	Director
Jimmy Tolan	60	Director
Kevin Toland	58	Director
Our directors and executive officers are as follows:
Carl McCann, BBS, MA, FCA, has been a director since February 2021 and serves as our Executive Chair of the Board of Directors. Mr. McCann served as Executive Chair of Total Produce, a role he assumed in 2006. As Executive Chair, Mr. McCann led Total Produce through numerous strategic initiatives and operational achievements, including its growth and expansion across European and North American markets, and more recently, its combination with Dole Food Company. With over 40 years in the fresh produce industry, Mr. McCann began his career at KPMG and then moving to work in FII, later renamed Fyffes, in 1980. During this time, he held roles of increasing leadership, including Finance Director, Vice Chair and Executive Chair, while also overseeing the execution of strategic priorities across the business. He notably led FII through its acquisition of Fyffes in 1986 and of Dutch company Velleman in the late 1990’s, both of which allowed the company to expand into key regions across continental Europe and the U.K. Mr. McCann was appointed Chair of Fyffes in 2003, before assuming his role of Executive Chair at Total Produce on the demerger of Total Produce and Fyffes. In addition to these roles, Mr. McCann is also Chair of Balmoral International Land Holdings plc (“Balmoral”) and serves on the boards of several other companies. We believe that Mr. McCann is qualified to serve on our Board of Directors due to his strategic vision for the Company and his long experience as an executive director of publicly traded companies. He earned his undergraduate and master’s degrees from Trinity College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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
Johan Lindén, BBA, MBA, has been a director since July 2021 and serves as our Chief Operating Officer. Mr. Lindén was appointed as President and Chief Executive Officer of Dole Food Company in 2017. He began his career at Dole Food Company in 2000 within the European operations, initially serving as general manager at Dole Food Company’s value-added operation until 2008. From 2005 to 2008, he additionally acted as Deputy General Manager for Dole Food Company’s Swedish wholesale operation. In 2008, Mr. Lindén was promoted to General Manager Fresh Fruit Northern Europe and was subsequently promoted to President Dole Europe in 2010. In 2015, Mr. Lindén relocated to Dole Food Company’s U.S. corporate headquarters where he served as President and Chief Operating Officer. We believe that Mr. Lindén is qualified to serve on our Board of Directors due to his tenure as a senior leader within Dole Food Company and his extensive global experience within the produce industry. Mr. Lindén holds a B.B.A. in Business Administration from Schiller International University, Germany, with some of his undergraduate studies being completed at Iowa State University. He attended graduate school at Harvard University and earned his MBA from the University of Cape Town.
Jacinta Devine, FCA, was appointed to the Board on June 30, 2022 and serves as our Chief Financial Officer. Prior to this appointment, she served as Company Secretary of Dole plc. Ms. Devine was appointed to the role of Company Secretary of Total Produce plc in 2017 having previously held the role of Assistant Company Secretary. Ms. Devine joined the Group in 1996 and during this time has held a number of senior accounting and financial positions including Divisional Finance Director of Ireland and the U.K. We believe that Ms. Devine is qualified to serve on our Board of Directors due to her longstanding experience in leadership positions in Total Produce and Dole plc, her understanding of finance and financial reporting processes, her experience in senior financial positions and her experience and knowledge of corporate governance matters from her time as company secretary of a publicly traded company. She is a Fellow of the Institute of Chartered Accountants in Ireland.
Timothy M. George, BA, MBA, has been a director since July 2021. Mr. George is Group Head of Lazard’s Consumer Retail and Leisure Group and a Vice Chair of Lazard. He has more than 35 years of experience in the investment banking industry and has advised numerous companies in recent years in the consumer, food, beverage and retail sectors including Alcon, Coca-Cola Enterprises, Diageo PLC, Dine Brands Global, Firmenich, General Mills, Givaudan, Kraft Heinz, McCain Foods, McDonald’s, Nestlé, Novartis, Post Holdings, Wendy’s International, Burger King and 3G Capital. Prior to joining Lazard, Mr. George was a Founding Partner of Greenhill & Co., LLC and a member of Greenhill’s Management Committee. Mr. George also headed Greenhill’s Consumer Products, Food and Beverage Group. Before joining Greenhill & Co., he held numerous senior roles in Morgan Stanley & Co., including Global Head of the Food, Beverage and Consumer Products Group - which he founded in 1989. Prior to 1984, Mr. George was a Vice President of Goldman Sachs and Assistant Treasurer of J.P. Morgan & Co. Mr. George served on the Board of Trustees of The University of Chicago and was formerly a member of its Executive Committee and Chair of the Board’s Financial Planning Committee. Also, he was a member of the Advisory Council of the Board of the University of Chicago Booth School of Business. Mr. George also served on the Board of Directors of Seminis, Inc., the largest developer, grower and marketer of fruit and vegetable seeds in the world. We believe that Mr. George is qualified to serve on our Board of Directors due to his experience in U.S. leadership positions in investment banking and his detailed knowledge of the food industry. Mr. George has an MBA in Accounting and Finance from the University of Chicago Booth School of Business and a BA in Economics and Finance from The University of Chicago.

Imelda Hurley, FCA, BBS, has been a director since July 2021 and is a member of the Audit Committee. Ms. Hurley was appointed to the Board of Total Produce as a Non-Executive Director in January 2019 and was a member of the Audit and Nomination Committees. Ms. Hurley has over 20 years of experience in leadership roles across a variety of sectors, including significant international food and agri-industry experience. She is currently the Chief Executive Officer of Coillte (appointed in 2019), Ireland’s commercial state forestry company - which is responsible for managing over one million acres of primary forested land. In addition, she is a Non-Executive Director of IBEC, the Irish Business and Employers Confederation, which is Ireland’s largest business representative group, and previously served as President of that organization. From 2014 to 2018, Ms. Hurley was an Executive Director and Chief Financial Officer at Origin Enterprises plc, an international agri-services business. From 2011 to 2014, she was based between Hong Kong and the People’s Republic of China where she was Chief Financial Officer and Head of Sustainability for PCH International, a Silicon Valley-backed product development and supply chain management business. From 2001 to 2011, she held various positions including that of Group Finance Director at Greencore Group plc, an international convenience food producer. In addition, she worked in the Audit & Business Advisory practice of Arthur Andersen from 1994 to 2001. Ms. Hurley has also been a member of the Board of Bord Gais Eireann/Ervia, Ireland’s state-owned gas and electricity company, from 2010 to 2014 and served as Audit Committee Chair from 2011 to 2014. We believe that Ms. Hurley is qualified to serve on our Board of Directors due to her extensive experience in leadership positions in a number of large multinational food and supply chain management businesses, her understanding of finance and financial reporting processes and her experience as an executive director of a publicly traded company. Ms. Hurley holds a Bachelor of Business Studies from the University of Limerick in Ireland, is a Fellow of the Institute of Chartered Accountants in Ireland and has completed the Advanced Management Program at Harvard Business School.
Rose Hynes, BCL, AITI, has been a director since July 2021, is the lead independent director and is Chair of the Nomination and Corporate Governance Committee. Ms. Hynes was a director of Total Produce from November 2006. She is also currently Chair of the Irish Aviation Authority and is a Non-Executive Director of Eir, an Irish telecommunications company. She is a member of the University of Limerick Foundation Board. She is also an Adjunct Professor of Law at the University since 2014. Ms. Hynes has over 30 years of experience as a Non-Executive Director, senior executive and a commercial lawyer. In 1988, she joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel and Head of the Commercial Department. GPA was one of the world’s largest lessors and financiers of aircraft. She is a former Non-Executive Director of a number of companies, including Bank of Ireland, Fyffes plc, Aer Lingus Group plc and a former Chair of Bord Gais, the Irish Government-owned gas and electricity company, Shannon Group plc, the Irish Government-owned airport and property company and Origin Enterprises plc (the Irish and U.K. Stock Exchange listed Agri Services company). We believe that Ms. Hynes is qualified to serve on our Board of Directors due to her background as a lawyer and her wide-ranging experience as a senior non-executive director of other publicly traded companies. Ms. Hynes is a lawyer and a University College Dublin law graduate. She is an Associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators. She also holds a Diploma in Applied Finance from the Irish Management Institute.
Michael Meghen, BBS LLB, has been a director since July 2021 and is chair of the Compensation Committee and a member of the Nomination and Corporate Governance Committee. Mr. Meghen was appointed to the Board of Total Produce as a Non-Executive Director in July 2018. Mr. Meghen was Chair of the Compensation Committee and a member of the Nomination Committee of Total Produce. For many years, he was a senior corporate partner at Arthur Cox, Ireland’s leading legal firm, in which he held a number of senior leadership roles and where he specialized in mergers and acquisitions. His years with Arthur Cox coincided with a period of transformational growth, both in the home market and internationally for many Irish businesses, and he led a diverse range of mergers, acquisitions and disposals across various industry sectors, including manufacturing, information technology, hotels, retailing and distribution. Mr. Meghen also has experience in the negotiation and implementation of acquisitions, joint ventures and commercial contracts in Europe and the U.S., as well as in Central and South America. Mr. Meghen was formerly a non-executive director of Mars Foods Ireland Limited. We believe that Mr. Meghen is qualified to serve on our Board of Directors due to his background as a senior corporate lawyer and his in-depth experience of international mergers and acquisitions. Mr. Meghen is a lawyer and holds degrees in business and in law from Trinity College Dublin.

Helen Nolan, B Comm, FCA, has been a director since July 2021 and is a member of the Audit Committee. Ms. Nolan was appointed to the board of Total Produce as a Non-Executive Director in July 2019 and was a member of the Audit Committee. Ms. Nolan has extensive experience in senior leadership roles across a variety of industries. As a senior executive at Bank of Ireland Group plc, she held the roles of Group Secretary and Group Chief Internal Auditor. Prior to that, she held a number of senior finance roles in banking and life and pensions businesses, including Divisional Finance Officer for the Capital Markets Division of Bank of Ireland. Ms. Nolan currently holds the roles of Director and Chair of the Audit Committee at Aviva Life and Pensions Ireland DAC, Companjon Insurance DAC, a European digital insurance company backed by Swiss insurer La Molibiere, and previously held the role of Director at Our Lady’s Hospice and Care Services DAC. She is also a Director of the Institute of Directors Ireland, where she chairs the Finance and Governance Committee. She chaired the Audit Committee of the Irish Department of Agriculture for a number of years. We believe that Ms. Nolan is qualified to serve on our Board of Directors due to her experience in significant leadership positions and her understanding of finance and financial reporting processes. Ms. Nolan is a Fellow of the Institute of Chartered Accountants in Ireland, having trained with KPMG. She holds a Bachelor of Commerce degree from University College Dublin and completed the Columbia Senior Executive Program at Columbia Business School.
Jimmy Tolan, B Comm, FCA, has been a director since July 2021. Mr. Tolan has acted as an adviser to Total Produce on the initial investment in DFC Holdings in 2018 and has served on the Board of Dole Food Company since 2018. Mr. Tolan is currently Chair of Carechoice, one of Ireland’s leading nursing home providers and served as Chair of pharmacy retail group McCauley until its sale to Uniphar plc. Mr. Tolan has over 30 years of experience in the fresh produce industry, having joined Fyffes plc in 1990. He led the Corporate Development function in Fyffes from 1995 until he was appointed Chief Executive Officer of Fyffes in 2006, on the demerger of Total Produce and Fyffes. In 2008 Mr. Tolan was appointed Chief Executive Officer of VHI, Ireland’s largest health insurer, where he served as Chief Executive Officer until 2012. He subsequently led PwC Ireland’s healthcare advisory business between 2012 and 2014. Since 2015, Mr. Tolan has been a non-executive chair of a number of organizations. He is a former Chair of the Rehab Group, one of Ireland’s largest intellectual disability service providers. Mr. Tolan’s interest throughout his career, as both an executive and non-executive, is in supporting companies and organizations to achieve significant and sustainable growth. We believe that Mr. Tolan is qualified to serve on our Board of Directors due to his significant experience in mergers and acquisitions in the fresh produce industry and his experience as a director and non-executive director of other publicly traded companies. Mr. Tolan holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Kevin Toland, FCMA, has been a director since July 2021 and is Chair of the Audit Committee and member of the Compensation Committee. Mr. Toland was appointed to the board of Total Produce as a Non-Executive Director in July 2015 and was Chair of the Audit committee and a member of the Compensation Committee (prior Chair). He has 30 years of senior leadership experience in the beverage, food, nutrition, aviation and retail sectors. Mr. Toland was appointed as Chair of Ervia from 1 January 2023 and is also the chair of Invert Robotics Group Limited. He is Chair of Vasorum, a medical device company, and a Non-Executive Director of Bewleys. He was Chief Executive Officer of Aryzta AG, the global bakery company, from 2017 to 2020, prior to this he was Chief Executive Officer of daa plc, a state-owned international airport and airport related services group, from 2013 to 2017. Mr. Toland has also held various positions with Glanbia Plc, the global cheese and nutrition company, including Executive Director of Glanbia PLC from 2002 to 2012, Chief Executive and President of Glanbia USA and Global Nutritionals from 2005 to 2012 and prior to this, experiences including Group Development Director, Chief Executive Officer of Glanbia Consumer Foods and Group Strategy and Marketing Director. He has also worked with Coca Cola in Russia and Ireland and with Diageo in Budapest and Ireland in various senior leadership roles. Mr. Toland also served as a director of the Irish Business and Employers Confederation from 2014 to 2021, including as Chair of the Finance and Audit Committee from 2019 to 2021. He was Chair of Identigen, a private equity-owned AgriTech company, that was recently sold to Merck plc. We believe that Mr. Toland is qualified to serve on our Board of Directors due to his high-level leadership experience in the food industry and his experience as a director of other publicly traded companies. Mr. Toland is a Fellow of the Chartered Institute of Management Accountants and holds a Diploma in Applied Finance from the Irish Management Institute.

B.    Compensation.
EXECUTIVE COMPENSATION
This section describes the remuneration of the executive directors of Dole plc, Carl McCann, Executive Chair; Rory Byrne, Chief Executive Officer; Johan Lindén, Chief Operating Officer; and Jacinta Devine, Chief Financial Officer (collectively referred to herein as our “named executive officers”).
Objectives
Our policy on the remuneration of our named executive officers is designed to ensure that employment and remuneration conditions for senior executives effectively reward, retain and motivate them to perform in the best interests of shareholders.
Total Direct Pay Compensation
Total direct pay in Dole plc for our named executive officers consists of three components: (1) basic pensionable salary, non-pensionable salary, as applicable, and director fees (together defined as “Fixed Salary”), (2) annual non-equity incentive awards, and (3) annual equity awards under the Dole plc 2021 Omnibus Incentive Compensation Plan (the “Omnibus Plan”).
Following a review by the Compensation Committee and the information gathered by and advice received from FW Cook, the Compensation Committee approved the fiscal year 2023 compensation and benefits provided to our named executive officers as set forth in the table below. Annual non-equity incentive awards are determined based on the achievement of certain strategic and performance targets, and annual equity awards are granted under the Omnibus Plan. The table below reflects Fixed Salary with effect from January 1, 2023.

Name	Domestic Currency	Fixed Salary Domestic Currency (1)	Annual Target Incentive Opportunity (% of Fixed Salary) Domestic Currency	Annual Target Equity Award (% of Fixed Salary) Domestic Currency
Carl McCann	Euro	€ 841,745	(70%) € 589,222	(100%) € 841,745
Rory Byrne	Euro	€ 801,965	(100%) € 801,965	(150%) € 1,202,948
Johan Lindén	Euro	€ 771,491	(100%) € 771,491	(100%) € 771,491
Jacinta Devine	Euro	€ 440,000	(75%) € 330,000	(75%) € 330,000
(1) During 2023, Fixed Salary for J. Lindén of $848,640 was restated into euro at an agreed exchange rate of €1.00 to $1.10.
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

The Committee reviews the external pay data provided by FW Cook to understand the relevant labor markets in which Dole plc competes for executive talent. To this end, multiple data sources are considered to facilitate a broad understanding of market pay rates. These sources include a custom group of industry peer companies agreed in conjunction with FW Cook. The custom peer group includes U.S. companies in related industries that roughly approximate Dole plc in terms of size across a variety of metrics, including annual revenues, Adjusted EBITDA and capitalization. The custom peer group is shown below and comprises twenty companies in comparable industries and will be subject to periodic review.

Campbell Soup
Casey’s General Stores
Conagra Brands
Darling Ingredients
Flowers Foods
Fresh Del Monte Produce
Grocery Outlet Holding
Ingredion
J.M. Smucker
Lamb Weston
Performance Food Group
Pilgrim’s Pride
Post
Seaboard
SpartanNash
Sprouts Farmers Market
TreeHouse Foods
United Natural Foods
US Foods Holding
Weis Markets
Fixed Salary
Fixed Salaries of named executive officers are reviewed annually by the Committee with regard to personal performance, Group performance and competitive market remuneration levels. Fixed Salaries of our named executive officers for 2023 include an increase of 4% over fiscal year 2022 levels, except in the case of Ms. Devine, where her 2023 Fixed Salary was increased by €50,000, or 13%, reflecting her recent appointment as CFO in 2022.
Annual Incentive Plan
Annual Incentive Plan
Our named executive officers are eligible for annual non-equity incentive awards under the annual incentive plans in place in Dole. These awards, save in exceptional circumstances, are capped at 200% of an executive officer’s Fixed Salary.
For 2023, the annual non-equity incentive awards for our named executive officers were determined based on the achievement of the approved Adjusted EBITDA performance budgetary goal for Dole under the Annual Incentive Plan (“the API”), and those awards are referred to hereafter as the “API awards”.

After determining the 2023 financial payout percentages, the Committee approved the following annual incentive cash payments. Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the rate of €1.00 to $1.08127, being the average mid-rate for 2023.

Name	Target Incentive (1) ($)	Financial Performance Rating (%)	Total Incentive Payment (1) ($)
Carl McCann	637,108	166.67%	1,061,867
Rory Byrne	867,141	166.67%	1,445,263
Johan Lindén	834,190	166.67%	1,390,345
Jacinta Devine	302,756	166.67%	540,647
(1) Target Incentive and Total Incentive Payment for Ms. Devine reflect a once off reduction of €50,000 as part of the transitional adjustments made to her Fixed Salary in 2023.
Equity Compensation Arrangements
Dole plc Employee Profit Sharing Scheme
We maintain employee profit sharing schemes for our Irish and U.K. employees, including our non-U.S. based named executive officers, under which the scheme trustees purchase shares in the market on behalf of the relevant employees. The maximum purchase that may be made by the Dole plc Employee Profit Sharing Scheme on behalf of any employee in any year is capped at €12,700, and each of the executives is appropriated shares of Dole plc from the scheme trust on the basis that the shares are not subject to vesting conditions and the executives have the benefit of all rights to the shares, except that the shares cannot be sold within two years of being appropriated to the executives.
In fiscal year 2023, a total of 3,340 ordinary shares in the Company were purchased by the trust at market value on behalf of the Messrs. McCann and Byrne and Ms. Devine under this scheme.
Dole plc 2021 Omnibus Incentive Compensation Plan
Long-term equity incentive awards assist us in recruiting and retaining individuals with ability and initiative by enabling such individuals to participate in our future success and aligning their interests with our interests and the interests of our shareholders. In consideration of the benefits of long-term equity incentive awards, we adopted the Omnibus Plan, which became effective upon the completion of the Transaction and provides for a broad range of award types that may be granted under the terms of the plan.
2023 Equity Awards
Fiscal year 2023 long-term incentive awards for the named executive officers were delivered entirely in the form of Restricted Stock Units (“RSUs”), 50% of which are subject to a market condition (the “RSUs with a market condition”) and 50% of which are subject solely to time-based vesting (the “Time-Based RSUs”). For the RSUs with a market condition, the number of shares earned may range from 0% to 200% of the target number of RSUs with a market condition granted based on share price for the performance cycle ending December 31, 2025. The Time-Based RSUs will vest 100% on December 31, 2025.
Claw-Back Policies
All awards granted under the Omnibus Plan shall be subject to the terms of any recoupment policy currently in effect or subsequently adopted by the board of directors or the Compensation Committee to implement Section 304 of the Sarbanes-Oxley Act of 2002 or Section 10D of the Exchange Act or as the board of directors or the Compensation Committee otherwise deem appropriate (or with any amendment or modification of such recoupment policy adopted by the Board or the Compensation Committee), to the extent that such award (whether or not previously exercised or settled) or the value of such award is required to be returned to the Company, pursuant to the terms of such recoupment policy.
Further, subject to the terms of any recoupment policy, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to the Company’s material non-compliance with any financial reporting requirement under the federal securities laws, the Company shall recover any amount that a participant receives that exceeds the amount that otherwise would have been received had the award, including the annual incentive plan award, been determined based on the restated financial statements.

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

Summary Compensation Table(1)
The table below summarizes the compensation attributable to each of our named executive officers for the years 2023 and 2022. All amounts are shown in thousands.

Name and Principal Position	Year	Fixed Salary ($)	Bonus ($)	Stock Awards (3) ($)	Stock Option Awards ($)	Non-equity Incentive Plan Compensation (2) ($)	All Other Compensation (4) ($)	Total ($)
Carl McCann	2023	910	—	1,082	—	1,062	—	3,054
Executive Chair, Dole plc	2022	847	—	1,030	—	395	—	2,272

Rory Byrne (5)	2023	991	189	1,546	—	1,445	201	4,372
Chief Executive Officer, Dole plc	2022	923	148	1,471	—	538	194	3,274

Johan Lindén	2023	842	—	1,034	—	1,390	431	3,697
Chief Operating Officer, Dole plc	2022	816	—	944	—	544	190	2,494

Jacinta Devine (6)	2023	476	—	391	—	541	95	1,503
Chief Financial Officer, Dole plc	2022	343	55	212	—	102	69	781
(1) Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the following rates: 2023: €1.00 to $1.08127 and 2022: €1.00 to $1.04673. These are the annual average mid rates for the respective periods as per the Dole Annual Financial Statements.
(2) Amounts shown represent the API awards payable to the executive directors based on the achievement of the applicable performance goals under the API.
(3) Amounts shown for 2023 and 2022 represent RSU awards granted under the Omnibus Plan.
(4) Amounts shown represent the value of benefits paid by us, including all taxable expenses, health benefit payments, pension contributions and cash allowances in lieu of the prospective pension entitlements foregone. Specifically, for 2023: (i) for Mr. Byrne, the amount reflects $7,320 in motor expenses and $193,547 cash allowance in lieu of the pension entitlements foregone; (ii) for Mr. Lindén the amount reflects $49,400 ESP contributions, $26,400 in 401(k) contributions and other employer pension contributions of $33,368, $15,899 in health benefit payments, $157,590 in lieu of vacation pay and pension contributions and $126,734 in relocation expenses; (iii) for Ms. Devine, the amount reflects employer pension contributions of $95,152.
(5) Amounts for Mr. Byrne include remuneration paid to his wife, who is an employee of a subsidiary of Dole. See “Item 7B. Related party transactions.”
(6) Amounts shown for Ms. Devine are for full year 2022 and 2023 and include her compensation for her term as Chief Financial Officer from June 30, 2022.

Outstanding Equity Awards at Fiscal Year End
As of December 31, 2023, our named executive officers held the following beneficial interests in stock options or other equity or equity-based grants under the Omnibus Plan.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares,Units or Other Rights That Have Not Vested (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Carl McCann	—	106,026	—	16.00	07/29/2031	99,959	1,228,496	70,272	863,643
Rory Byrne	—	150,669	—	16.00	07/29/2031	142,613	1,752,714	100,426	1,234,236
Johan Lindén	—	89,285	—	16.00	07/29/2031	90,901	1,117,173	65,901	809,923
Jacinta Devine	—	—	—	—	—	23,907	293,817	22,167	272,432
(1) The vesting schedule for all outstanding unvested stock and stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% will vest on July 30, 2024
08/03/2021	Time-Based RSUs	100% will vest on August 3, 2024
12/07/2021	Time-Based RSUs	100% will vest on December 7, 2024
03/16/2022	Time-Based RSUs	100% will vest on December 31, 2024
03/16/2023	Time-Based RSUs	100% will vest on December 31, 2025
03/16/2022	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2024
03/16/2023	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2025
(2) The market value of unearned shares is based on the December 31, 2023 closing share price of $12.29. The market value of unearned RSUs with a market condition assumes payout at target number of RSUs with a market condition.
Pension, Retirement, Nonqualified Deferred Compensation or Similar Benefits
Mr. McCann and Mr. Byrne have agreed to cap their pension entitlements in line with the provisions of the Irish Finance Acts 2006 and 2011, and where applicable, receive a supplementary, taxable, non-pensionable cash allowance or a contribution to a defined contribution scheme in lieu of prospective pension entitlements. The actual cash allowances or contributions to a defined contribution scheme in lieu of the prospective pension entitlements foregone for 2023 was $193,547 for Mr. Byrne. No payments were made to Mr. McCann for 2023. In the case of Messrs. McCann and Byrne, whose pension entitlements have been capped, pensions are calculated to provide for two-thirds of the aggregate of such executive officers’ fees and basic pensionable salary to the date of opt out with benefits in respect of dependents continuing to accrue. The supplementary cash allowances have been reduced to allow for increases in dependents’ benefits that accrued during the year.
As explained in more detail in Note 15 “Employee Benefit Plans” in the consolidated financial statements included herein, as part of its strategy to de-risk its exposure to defined benefit pension schemes, the Company during the year made an Enhanced Transfer Offer (“ETV”) offer to Mr. Byrne to transfer his accumulated accrued benefits from the defined benefit pension scheme and instead receive a transfer value above the statutory minimum value to buyout the obligations. As Mr. Byrne has reached his Personal Fund Threshold (“PFT”), the Company offered him a non- pensionable payment of $1.3 million. On acceptance of the offer, all associated defined benefit pension obligations in respect of Mr. Byrne have been removed.
For 2023, Mr. Lindén is eligible to participate in a defined contribution 401(k) plan and a further defined contribution scheme. For contributions to the 401(k) plan, the Company generally matches employees’ contributions to the 401(k) plan up to 6% of eligible compensation, as well as a service based contribution of up to 2% based on eligible pay and years of service with the Company.

Mr. Lindén is also eligible to participate in the non-qualified deferred compensation Excess Savings Plan (“ESP”), pursuant to which eligible employees can contribute up to 100% of eligible earnings (base salary and annual incentive). This plan is a nonqualified savings plan that provides participants with the opportunity to contribute amounts on a deferred tax basis which are in excess of the limits that apply to the 401(k) Plan. The ESP is coordinated with the 401(k) Plan so that, on a combined plan basis, participants may defer up to 100% of eligible earnings (generally, base salary and annual incentives) and will receive a company match of the first 6% of eligible earnings. There are no investment options available under the ESP, instead amounts contributed to the ESP accrue interest at a fixed rate. Benefits under the ESP are paid in lump sum no earlier than July 1 of the plan year, immediately following the plan year in which the participant terminates employment.
The total cash allowances or contributions made to the above schemes for Mr. Lindén in 2023 was $141,578.
Ms. Devine is eligible to participate in a defined contribution scheme, and the cash contributions paid into this scheme for Ms. Devine in 2023 were $95,152.
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
The following table presents the individual compensation and benefits provided to our non-employee directors during the fiscal years ended December 31, 2023 and December 31, 2022 and are shown in U.S. dollars and thousands:

Name	Year	Fees Earned in Cash (1)($)	Stock Awards (2) ($)	Total Fees ($)
Timothy George	2023 2022	85 85	85 85	170 170
Imelda Hurley	2023 2022	85 85	85 85	170 170
Rose Hynes	2023 2022	95 95	85 85	180 180
Michael Meghen	2023 2022	95 95	85 85	180 180
Helen Nolan	2023 2022	85 85	85 85	170 170
Jimmy Tolan	2023 2022	85 85	85 85	170 170
Kevin Toland	2023 2022	95 95	85 85	180 180
(1) All amounts shown are in U.S. dollars.
(2) All stock awards listed above represent the annual award of Time-Based RSUs granted to the non-employee directors. They vest 100% on the first anniversary of the date of grant. The Time-Based RSUs granted in 2022 vested on June 1, 2023 and the Time-Based RSUs granted in 2023 will vest on June 26, 2024. The Time-Based RSUs awarded are entitled to cash dividend equivalents.

C.    Board practices.
Composition of the Board of Directors
Our Articles of Association provide that the number of directors will be not less than three and not more than fourteen. Our Board of Directors is composed of eleven members. Carl McCann serves as the Chair of the Board of Directors. The term of each director’s service is as follows:

Name	Date Elected	Expiration of Current Term
Carl McCann	February 8, 2021	2025 annual general meeting
Rory Byrne	February 8, 2021	2024 annual general meeting
Johan Lindén	July 18, 2021	2026 annual general meeting
Jacinta Devine	June 30, 2022	2026 annual general meeting
Timothy M. George	July 18, 2021	2024 annual general meeting
Imelda Hurley	July 18, 2021	2024 annual general meeting
Rose Hynes	July 18, 2021	2025 annual general meeting
Michael Meghen	July 18, 2021	2025 annual general meeting
Helen Nolan	July 18, 2021	2025 annual general meeting
Jimmy Tolan	July 18, 2021	2026 annual general meeting
Kevin Toland	July 18, 2021	2026 annual general meeting
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

D.    Employees.
Employees
In fiscal year 2023, we had approximately 34,078 full-time employees on average worldwide. The following table describes our average employees by reportable segment, including the Fresh Vegetables division, for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

	2023	2022	2021
Fresh Fruit	19,691	23,915	24,545
Fresh Vegetables	3,469	2,688	3,365
Diversified Fresh Produce – EMEA	7,162	6,448	5,555
Diversified Fresh Produce – Americas & ROW	3,756	4,371	5,035
Total	34,078	37,422	38,500
Approximately 30% of our full-time employees work under collective bargaining agreements, some of which are in the process of being renegotiated. These agreements are subject to periodic negotiation and renewal. We believe that our relations with our employees are generally positive.
Diversity and Inclusion. We recognize that one of our most important assets is our people. We value the unique perspectives that a workforce with diverse cultures, ages, genders and ethnicities brings to our company. We are committed to maintaining a positive and diverse workplace and supplier base that fosters open dialogue and recognizes the importance of individual and cultural differences. We have a zero-tolerance policy on discrimination and harassment and have several systems under which employees can report incidents confidentially or anonymously and without fear of reprisal.
It is our philosophy and practice to provide employment opportunities without regard to sex, racial or ethnic origin, religion or belief, disability, age or sexual orientation or any factor prohibited by applicable law or Dole’s policies. Decisions related to recruitment, promotion, compensation, termination and other aspects of the employment relationship are based upon job-related qualifications, skills and experience.
Engagement, Opportunities and Benefits. Education and continuous development are cornerstones of our approach to talent management. We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Through operating an annual international Key Talent Program, we identify, encourage and develop emerging high-performing talent across the group. In addition, training is offered to managers to support the development of key management skills. General talent development is managed predominantly at the divisional and site level.
Safety and Health. The safety, health and welfare of all of our employees, whatever their role, is paramount to our company. Farms and facilities are regularly audited to check for employee welfare, such as ensuring that someone at the site is clearly responsible for employees’ health, safety and welfare.
Community Outreach. Health, education and entrepreneurship are the key focus areas for our community development efforts. In the Americas, our farms and facilities support community initiatives that have been nominated by employees or where there is a clear local need. Nearly 20 years ago, Dole Food Company and a group of independent growers in Ecuador set up a foundation with a clear purpose: find ways to improve the lives of workers and communities in and around the company’s farms and facilities. The Dalé Foundation continues its work to fulfill that mission today in both Ecuador and Peru. In 2000, the foundation adapted mobile medical units with the objective of bringing health to the farthest places where our workers live. They also have been used to offer emergency medical interventions in the wake of events such as floods. Since 2019, there are a total of 18 medical facilities in operation, five of which are mobile. This service benefits not only agricultural workers and their families, but also others in the community who need medical assistance. The foundation has established two schools since its founding and supports others by providing infrastructure improvements and health programs for students. Another of the foundation’s key programs is called Training for Entrepreneurship. The objective is to train people so that they can establish a small business and thus improve family income and, at the same time, improve their quality of life. The foundation also offers workshops and talks on topics that are relevant to communities.
We also actively contribute to the communities in which we trade, supporting multiple initiatives across the world by educating, inspiring and empowering people to lead healthier lives.

E.    Share ownership.
Shareholdings of Our Current Executive Officers and Non-Employee Directors
The interests of the named executive officers and non-employee directors of Dole plc in the issued share capital of the Company as of February 29, 2024 was as follows. For further information refer to “Item 6B. Compensation”.

	Ordinary Shares (#)	Ordinary Shares (%)	Stock Options (#) (1) (2)	Time-Based RSUs (#) (2)	RSUs with a market condition (#) (2)
Carl McCann	735,642	0.775%	106,026	99,959	70,272
Rory Byrne	408,482	0.430%	150,669	142,613	100,426
Johan Lindén	110,000	0.116%	89,285	90,901	65,901
Jacinta Devine	31,833	0.034%	—	23,907	22,167
Timothy George	7,901	0.008%	—	6,381	—
Imelda Hurley	7,095	0.007%	—	6,381	—
Rose Hynes	14,093	0.015%	—	6,381	—
Michael Meghen	9,734	0.010%	—	6,381	—
Helen Nolan	13,677	0.014%	—	6,381	—
Jimmy Tolan	17,334	0.018%	—	6,381	—
Kevin Toland	21,521	0.023%	—	6,381	—
Total	1,377,312	1.451%	345,980	402,047	117,721
(1) All stock options listed in the table above have an exercise price of $16.00 per share and an expiration date of July 29, 2031.
(2) The vesting schedule for all outstanding unvested stock and stock options listed in the table above is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% will vest on July 30, 2024
08/03/2021	Time-Based RSUs	100% will vest on August 3, 2024
12/07/2021	Time-Based RSUs	100% will vest on December 7, 2024
03/16/2022	Time-Based RSUs	100% will vest on December 31, 2024
03/16/2023	Time-Based RSUs	100% will vest on December 31, 2025
06/26/2023	Time-Based RSUs	100% will vest on June 26, 2024
03/16/2022	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2024
03/16/2023	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2025
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
As of December 31, 2023, all of our named executive officers with the exception of Ms. Devine, who has been recently appointed to the Board had satisfied the required shareholding threshold.
F.    Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

Item 7.        Major Shareholders and Related Party Transactions
A.    Major shareholders.
PRINCIPAL SHAREHOLDERS
As of February 29, 2024, Dole plc has 94,929,179 Ordinary shares outstanding. Dole’s Ordinary shares are listed and can be traded on the NYSE in U.S. dollars. Such shares may be held in the following two ways:
•beneficial interests in Dole’s Ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form.

All of Dole’s Ordinary shares that are held in a securities depository are held at DTC. As of February 29, 2024, there were 133 record holders in the U.S. (i.e., banks or brokers) holding approximately 70,942,738 of Dole’s outstanding Ordinary shares through their accounts at DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. Also as of the same date, there were 3,273 record holders holding approximately 10,656,518 of Dole’s outstanding Ordinary shares whose addresses on record with our transfer agent indicate that they are residents of Ireland.
The following table sets forth each person known by us to beneficially own more than 5% of our Ordinary shares as of February 29, 2024. Our major shareholders do not have different voting rights. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder, unless noted otherwise, subject to community property laws where applicable.

	Number of Ordinary shares	Percentage owned
David H. Murdock(1)	11,917,263	12.6%
Pale Fire Capital SE(2)	7,667,360	8.1%
Balkan Investment Unlimited Company and related parties(3)	7,299,375	7.7%
Rubric Capital Management LP(4)	4,805,000	5.1%
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
(2)The number of shares beneficially owned is based on information set forth in a Schedule 13D of Pale Fire Capital SE ("Pale Fire Capital"), filed with the SEC on February 13, 2024. The filing indicated that Pale Fire Capital held 7,667,360 Ordinary Shares as of December 31, 2023.
(3)Consists of (i) 2,231,370 Ordinary shares held directly by Balkan Investment Unlimited Company (“BIUC”) and (ii) 5,068,005 Ordinary shares held by related parties of BIUC. Mary McCann has indirect voting and dispositive power over the shares held by BIUC and related parties in Dole plc. Carl McCann is one of the sons of Mrs. McCann.
(4)In compliance with the provisions of the Irish Companies Act 2014, Rubric Capital Management LP gave notice on February 27, 2024 of a notifiable interest in the share capital of the Company of 4,805,000 ordinary shares.
Please see “Item 6B. Compensation - Potential Payments Upon Termination or Change in Control” for information regarding change in control arrangements.
B.    Related party transactions.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party, other than compensation arrangements, which are described where required under “Item 6B. Compensation.”

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
During the normal course of business, Dole has sales to and purchases from unconsolidated affiliates. Refer to Note 22 “Investments in Unconsolidated Affiliates” in the consolidated financial statements included herein for further detail.
For further discussion on other significant related party transactions we entered into during the years ended December 31, 2023, December 31, 2022 and December 31, 2021, see Note 20 “Related Party Transactions” in the consolidated financial statements included herein for further detail.
Natalia Martinez, the spouse of Mr. Byrne, the Company’s Chief Executive Officer, is the Finance Director of EurobananCanarias S.A., one of the Company’s subsidiaries. Ms. Martinez has been an employee of the Group since 1994. Ms. Martinez’s total compensation is commensurate with the amounts paid to similarly situated employees.
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
Item 8.        Financial Information
A.    Consolidated Statements and Other Financial Information.
Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and report of our independent registered public accounting firm included herein.
Export Sales
In the year ended December 31, 2023, the amount of sales outside of Ireland was $8.9 billion, which represents 95% of our total sales and includes $1.1 billion of sales from our Fresh Vegetables division. Refer to Note 5 “Revenue” included in the consolidated financial statements included herein for further detail.

Legal or arbitration proceedings
See Note 19 “Contingencies” in the consolidated financial statements included herein for additional information regarding legal proceedings.
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
B.    Significant Changes.
Except otherwise disclosed within this Annual Report on Form 20-F, no significant change has occurred since December 31, 2023.
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
This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive, and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of our Ordinary shares. The summary applies only to Non-Irish Holders who hold their Ordinary shares as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).
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
Ordinary Shares Held Through DTC
Under Irish tax legislation, the transfer of ordinary shares effected by means of the transfer of book-entry interests in DTC is not subject to Irish stamp duty.
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
Qualifying Intermediary
The Company has put in place an agreement with an entity that is recognized by the Irish Revenue as a “qualifying intermediary,” which provides for certain arrangements relating to distributions in respect of our Ordinary shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement provides that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.
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
J.    Annual Report to Security Holders.
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
Foreign Currency Contracts
Within its operating entities, Dole has transaction risk as our sales and operations are denominated in both the functional currency of the operating entities and in a variety of other major currencies. We also source the majority of our products in locations that are foreign to the purchasing entity and accordingly are exposed to changes in exchange rates between the functional currency of the operating entity and currencies in these sourcing locations. Our exposure to exchange rate fluctuations in these sourcing locations is partially mitigated by entering into U.S. dollar denominated contracts for third-party purchased product and most other major supply agreements, including shipping contracts. However, we are still exposed to those costs that are denominated in local currencies, primarily the Honduran lempira, Costa Rican Colón, Chilean peso and Mexican peso.

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
As of December 31, 2023, the notional amounts of Dole’s foreign currency hedge portfolio were as follows:

Notional Amount
United States dollar	$29.6 million
Euro	€357.4 million
British pound sterling	£9.0 million
Swedish krona	SEK22.0 million
Chilean peso	CLP$25.6 billion
These values include derivative instruments that are designated and qualify for hedge accounting as well as economic or fair hedges. The fair value of all foreign currency derivatives that qualify for hedge accounting as of December 31, 2023 was an asset of $1.1 million and a liability of $5.5 million, and for the year ended December 31, 2023, we recorded realized losses of $8.5 million and unrealized gains of $0.8 million. We currently estimate that a 10% weakening of the U.S. dollar would have increased unrealized losses to $29.0 million, assuming that each exchange rate would change in the same direction relative to the U.S. dollar.
The fair value of other foreign currency cash flow derivatives that do not qualify for hedge accounting as of December 31, 2023 was an asset of $0.1 million and a liability of $0.3 million, and for the year ended December 31, 2023, we recorded realized gains of $1.3 million and unrealized losses of $0.4 million. We currently estimate that a 10% weakening of the U.S. dollar would not have resulted in a material change in the fair value of the hedges or on our results of operations.
The fair value of our fair value hedges as of December 31, 2023 was an asset of $0.6 million and a liability of $1.0 million, and for the year ended December 31, 2023, we recorded realized gains of $0.6 million and unrealized losses of $0.8 million. We currently estimate that a 10% weakening of the U.S. dollar would not have resulted in a material change in the fair value of the hedges or on our results of operations.
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
As of December 31, 2023, we did not have any bunker fuel hedges outstanding. For the fiscal year ended December 31, 2023, we recorded realized losses of $1.0 million and unrealized gains of $2.9 million. We currently estimate that a 10% increase in the underlying price of bunker fuel would have not resulted in a material change in the fair value of the hedges or on our results of operations.
Interest Rate Risk
As of December 31, 2023 , Dole has $1.1 billion in indebtedness, primarily with variable rate facilities. Therefore, changes in interest rates in our indebtedness could have a material impact on our financial results. See Note 14 “Debt” to the consolidated financial statements included herein for additional information regarding our debt.
We enter into interest rate swaps to hedge our exposure to changes in interest rates on our significant debt facilities. As of December 31, 2023, we held an aggregate notional amount of $700.0 million of interest rate swaps with maturity dates ranging from one to three years that effectively converted the rate of $700.0 million of debt from variable to fixed. The interest rate swaps pay a fixed rate of interest at rates between 0.42% and 2.50%, with the receiving rates variable based on SOFR, which were between 5.35% and 5.38% as of December 31, 2023.

The fair value of the interest rate swaps as of December 31, 2023 was an asset of $37.2 million, and for the fiscal year ended December 31, 2023, we recorded unrealized losses of $21.9 million through accumulated other comprehensive loss, which is net of amounts reclassified to gains within the consolidated statements of operations. Including the impact of hedging instruments, we estimate that a 1% increase in interest rates would result in a net increase to interest expense of $7.4 million.
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
Item 13.        Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D.    Material Modifications to the Rights of Security Holders.
None.
E.     Use of Proceeds
Not applicable.
Item 15.        Controls and Procedures
A.    Disclosure Controls and Procedures.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.
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
Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, and under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we concluded that, as of December 31, 2023, our internal control over financial reporting was effective.
C.    Attestation report of the registered public accounting firm.
KPMG, our independent registered public accounting firm, has audited the consolidated financial statements of Dole plc as of and for the year ended December 31, 2023, included herein, and has issued an audit report on our internal control over financial reporting, which is included elsewhere in this Form 20-F.

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
Remediation of Material Weakness in Internal Control over Financial Reporting
As of December 31, 2022, we determined that a material weakness existed related to ineffective design of controls over review of manual journal entries. The control deficiency resulted in no misstatements in the financial statements. During the year ended December 31, 2023, we implemented enhanced procedures to remediate the deficiencies in our internal control over financial reporting that resulted in the material weakness. These procedures included, but were not limited to, (i) assessing the processes and controls over review of manual journal entries; (ii) automating the entry posting process in most cases, and, in cases in which automation was not possible or practical, creating enhanced review and approval procedures for manual journal entries; and (iii) improving the segregation of duties in connection with the aforementioned processes. Based on the results of our remediation plan and assessment, we have concluded that the material weakness in internal control over financial reporting described above has been successfully remediated as of December 31, 2023.
Item 16.        [Reserved]
Item 16A.    Audit committee financial expert
Our Board of Directors has determined that each director appointed to the audit committee is financially literate, and our Board of Directors has determined that each audit committee member qualifies as an audit committee financial expert, and each is independent as defined under the NYSE listing standards. Refer to “Item 6. Directors, Senior Management and Employees” for further detail on each of their backgrounds.
Item 16B.    Code of Ethics
We have adopted a Code of Business Conduct and Ethics, which is posted on our website at https://www.doleplc.com/investor-relations/governance/governance-documents, that applies to all employees and each of our directors and officers, including our Chief Executive Officer and Chief Financial Officer. Written copies of the Code of Business Conduct and Ethics are available free of charge upon written request to us at the address on the first page of this annual report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer, Chief Financial Officer, we will disclose the nature of such amendment or waiver on our website.
Item 16C.    Principal Accountant Fees and Services
Our principal accountant for the years ended December 31, 2023 and December 31, 2022 was KPMG. We incurred the following fees from KPMG for professional services for the years ended December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022

Principal Accountant fees:	(U.S. Dollars in thousands)
Audit fees	$9,410	$9,145
Tax fees	462	454
Audit-related fees	8	20
Total fees	$9,880	$9,619

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
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories of Audit Services, Audit-Related Services, Tax Services and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2023, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers
None.
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
Dole plc is a company organized under the laws of Ireland and qualifies as a foreign private issuer under the NYSE corporate governance rules. As a foreign private issuer, we are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE.
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider trading policies

Not applicable.
Item 16K.    Cybersecurity
Risk Management and Strategy
The identification, assessment and management of cybersecurity threats are embedded into the Company’s overall risk management strategy and infrastructure. At the global level, an Executive Information Technology and Security Steering Committee (“IT Steering Committee”) is accountable for developing processes to identity and address risks from cybersecurity threats, including the unauthorized access, use, disruption, modification or destruction of our information systems and networks or the information residing on those systems and networks. The IT Steering Committee includes the Chief Operating Officer, Chief Financial Officer, the Director of Global Information Security (“DGIS”) and the two most senior IT leaders. The DGIS is responsible for ensuring that appropriate administrative, technical and physical safeguards are implemented across the Group. These processes that the DGIS is responsible for include, but are not limited to, maintaining and enhancing information security policies and procedures, implementing effective internal controls, increasing safeguards of information systems and related data, evaluating threats and vulnerabilities of information technology infrastructures and improving incident evaluation, communication and response. The DGIS supports the implementation of these processes at the local operating level, supporting the operational IT and cybersecurity teams’ ownership of their IT systems.
The DGIS is responsible for developing, maintaining and monitoring cybersecurity tools including the global cybersecurity roadmap, maturity model, metrics, risk register and training program. The Company has a strong emphasis on training and education to cultivate awareness of cybersecurity threats among employees and to ensure an appropriate and timely response from cybersecurity leaders throughout the Company.
The Company’s cybersecurity risk management process is integrated into the Company’s enterprise risk management processes. Each operating division considers cybersecurity risk as part of its development of divisional risk registers. The Company’s Operational Risk Committee, which includes all divisional presidents, uses those divisional risk registers and the cybersecurity risk register, with support from the DGIS, to develop an operational risk register. The Company’s Executive Risk Committee, which includes executive management, then uses the operational risk register as the foundation of the Company’s enterprise risk register.

From time to time, the Company utilizes third-party auditors and consultants to independently evaluate and test Dole’s cybersecurity strategy, risk management, infrastructure and governance. The Company also utilizes third-party service providers for certain information systems requirements and employs systems and processes designed to oversee, identify and reduce the potential impact of a security incident at a third-party service provider or otherwise implicating the third-party technology and systems we use. In particular, cybersecurity risk assessments and the evaluation of controls related to the prevention and detection of cybersecurity incidents related to the use of third-party service providers are integrated into our global internal controls over financial reporting and information technology general control frameworks. External experts, combined with our internal teams and frameworks, are used to support the Company’s ability to identify, detect, protect against, respond to and recover from cybersecurity incidents.
The Company experienced a cybersecurity incident in 2023. In response, the Company engaged third-party providers to assist with investigation of the incident, including Dole’s readiness and response, and the Company is implementing resulting recommendations as appropriate. The Company does not believe that any risks from cybersecurity threats, including as a result of the 2023 incident, are reasonably likely to have materially affected or are reasonably likely to materially affect the Company. For more information, please see “Item 3D. Risk Factors—We are subject to risks relating to our handling of information, operation of our information systems, and the information systems of third parties.”
Governance
The DGIS has responsibility for the design and implementation of the Company’s global information security strategy, in addition to ensuring that appropriate tools and monitoring are in place. The DGIS works directly with the individuals responsible for cybersecurity embedded within the Company’s operating divisions and has a direct line of communication with these individuals for all cybersecurity related matters, including the cybersecurity risk identification, assessment and management process and the prevention, detection, mitigation and remediation of cybersecurity incidents. The DGIS has over two decades of experience in information technology and related fields, including information technology management, internal audit, data protection and cybersecurity, and previously served as the Global Information Security Director for Legacy Dole.
The Company has developed formal information and communication channels for cybersecurity incidents to be reported to the IT Steering Committee. In the case of a cybersecurity incident, we prioritize incident response and containment of the threat, including mitigating the threat’s impact on business operations and minimizing the risk of data theft and loss.
The Audit Committee is responsible for reviewing the Company’s guidelines and policies governing the process by which senior management of the Company, including the DGIS, and the relevant departments of the Company, assess and manage the Company’s exposure to risk. The Board of Directors is responsible for overseeing the assessment and management of cybersecurity risk exposures, including discussing with management such risk exposures and the steps management has taken to monitor and control such exposures.
The Executive Risk Committee reports annually to the Audit Committee on its work in developing the global risk register, including reporting on the final risk register. As discussed above, cybersecurity risk assessment is part of that process. The Board is responsible for reviewing the measures implemented by the Company to identify and mitigate risks from cybersecurity threats. As part of such reviews, the Board receives reports and presentations from members of our team responsible for overseeing the Company’s cybersecurity risk management, including the IT Steering Committee, represented by the Chief Operating Officer and Chief Financial Officer, and the DGIS.

PART III
Item 17.        Financial Statements
We have responded to Item 18 in lieu of responding to this item.
Item 18.        Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19.        Exhibits

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

4.14	*
Credit Agreement, dated as of March 26, 2021, Amendment No. 5, dated November 14, 2023 among Total Produce plc, the lenders from time to time party thereto and Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.14 to the Registrant’s Form 20-F, filed with the Securities and Exchange Commission on March 28, 2024)

4.15
Termination Agreement, dated as of March 27, 2024, by and among Fresh Express Acquisitions LLC, Dole Fresh Vegetables, Inc., Bud Antle, Inc., Dole Food Company, Inc., and Fresh Express Incorporated (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K (File No. 001-40695), filed with the Securities and Exchange Commission on March 28, 2024)

8.1		List of Significant Subsidiaries (incorporated by reference to Exhibit 22.1 to the Registrant’s Form F-1 (File No. 333-257621), filed with the Securities and Exchange Commission on July 2, 2021.
12.1	*	Certification by Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	*	Certification by Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	*	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Independent Registered Public Accounting Firm
97.1	*	Executive Officer Clawback-Policy
101.INS	*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	*	Inline XBRL Schema Document
101.CAL	*	Inline XBRL Calculation Linkbase Document
101.DEF	*	Inline XBRL Definition Linkbase Document
101.LAB	*	Inline XBRL Label Linkbase Document
101.PRE	*	Inline XBRL Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.
† Management contract or compensatory plan or arrangement.

DOLE PLC
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 28, 2024	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer

Dole plc

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Dole plc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Dole plc and subsidiaries (“the Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Impairment assessment of the Dole brand intangible asset and goodwill for the Fresh Fruit reporting unit
As discussed in Notes 2 and 13 to the consolidated financial statements, the carrying amount of the Dole brand intangible asset and goodwill related to the Fresh Fruit reporting unit were $306,280 thousand and $273,275 thousand, respectively, as of December 31, 2023. The Company evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. For the 2023 annual impairment assessment of the Dole brand intangible asset and each reporting unit with goodwill, the Company elected to perform the quantitative assessment with the assistance of a third-party specialist.

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
March 28, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Dole plc:
Opinion on Internal Control Over Financial Reporting
We have audited Dole plc and subsidiaries (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
(signed) KPMG
Dublin, Ireland
March 28, 2024

DOLE PLC
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$275,580	$228,840
Short-term investments	5,899	5,367
Trade receivables, net of allowances for credit losses of $18,360 and $18,001, respectively	538,177	610,384
Grower advance receivables, net of allowances of $19,839 and $15,817, respectively	109,958	106,864
Other receivables, net of allowances of $13,227 and $14,538, respectively	117,069	132,947
Inventories, net of allowances of $4,792 and $4,186, respectively	378,592	394,150
Prepaid expenses	61,724	48,995
Other current assets	17,401	15,034
Fresh Vegetables current assets held for sale	414,457	62,252
Other assets held-for-sale	1,832	645
Total current assets	1,920,689	1,605,478
Long-term investments	15,970	16,498
Investments in unconsolidated affiliates	131,704	124,234
Actively marketed property	13,781	31,007
Property, plant and equipment, net of accumulated depreciation of $444,775 and $375,721, respectively	1,102,234	1,116,124
Operating lease right-of-use assets	340,458	293,658
Goodwill	513,312	497,453
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $134,420 and $120,315, respectively	41,232	50,990
Fresh Vegetables non-current assets held for sale	—	343,828
Other assets	109,048	142,180
Deferred tax assets, net	66,485	64,112
Total assets	$4,561,193	$4,591,842
LIABILITIES AND EQUITY
Accounts payable	$670,904	$640,620
Income taxes payable	22,917	11,558
Accrued liabilities	357,427	381,688
Bank overdrafts	11,488	8,623
Current portion of long-term debt, net	222,940	97,435
Current maturities of operating leases	63,653	57,372
Payroll and other tax	27,791	27,187
Contingent consideration	1,788	1,791
Pension and postretirement benefits	16,570	17,287
Fresh Vegetables current liabilities held for sale	291,342	199,255
Dividends payable and other current liabilities	29,892	17,698
Total current liabilities	1,716,712	1,460,514
Long-term debt, net	845,013	1,127,321
Operating leases, less current maturities	287,991	246,723
Deferred tax liabilities, net	92,653	118,403
Income taxes payable, less current portion	16,664	30,458
Contingent consideration, less current portion	7,327	5,022
Pension and postretirement benefits, less current portion	121,689	124,646
Fresh Vegetables non-current liabilities held for sale	—	116,380
Other long-term liabilities	52,295	43,390
Total liabilities	$3,140,344	$3,272,857
Contingencies (See Note 19)
Redeemable noncontrolling interests	34,185	32,311
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,929 and 94,899 shares outstanding as of December 31, 2023 and December 31, 2022, respectively	949	949
Additional paid-in capital	796,800	795,063
Retained earnings	562,562	469,249
Accumulated other comprehensive loss	(110,791)	(104,133)
Total equity attributable to Dole plc	1,249,520	1,161,128
Equity attributable to noncontrolling interests	137,144	125,546
Total equity	1,386,664	1,286,674
Total liabilities, redeemable noncontrolling interests and equity	$4,561,193	$4,591,842
See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenue, net	$8,245,268	$8,024,403	$5,943,739
Cost of sales	(7,551,098)	(7,424,525)	(5,599,743)
Gross profit	694,170	599,878	343,996
Selling, marketing, general and administrative expenses	(473,903)	(436,192)	(323,190)
Merger, transaction and other related costs	—	—	(30,072)
Gain on disposal of businesses	—	192	11
Impairment and asset write-downs of property, plant and equipment	(2,217)	(397)	—
Gain on asset sales	54,108	11,784	561
Operating income (loss)	272,158	175,265	(8,694)
Other income, net	4,799	10,600	8,435
Interest income	10,083	6,407	3,805
Interest expense	(81,113)	(56,371)	(24,992)
Income (loss) from continuing operations before income taxes and equity earnings	205,927	135,901	(21,446)
Income tax (expense) benefit	(43,591)	25,603	10,980
Equity method earnings	15,191	6,726	48,027
Income from continuing operations	177,527	168,230	37,561
Loss from discontinued operations, net of income taxes	(21,818)	(56,447)	(20,568)
Net income	155,709	111,783	16,993
Less: Net income attributable to noncontrolling interests	(31,646)	(25,287)	(24,212)
Net income (loss) attributable to Dole plc	$124,063	$86,496	$(7,219)

Income (loss) per share - basic:
Continuing operations	$1.54	$1.51	$0.18
Discontinued operations	(0.23)	(0.60)	(0.28)
Net income per share attributable to Dole plc - basic	$1.31	$0.91	$(0.10)

Income (loss) per share - diluted:
Continuing operations	$1.53	$1.51	$0.18
Discontinued operations	(0.23)	(0.60)	(0.28)
Net income per share attributable to Dole plc - diluted	$1.30	$0.91	$(0.10)

Weighted-average shares:
Basic	94,917	94,886	72,190
Diluted	95,118	94,914	72,384

Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Net income	$155,709	$111,783	$16,993
Other comprehensive income (loss), net of tax:
Net unrealized (loss) gain on derivatives	(16,014)	31,786	11,209
Foreign currency translation adjustment	24,679	(38,068)	(34,772)
Change in pension and postretirement benefits	(11,304)	22,959	2,532
Reclassification of pension activity	—	—	15,462
Total other comprehensive (loss) income	(2,639)	16,677	(5,569)
Comprehensive income	153,070	128,460	11,424
Less: Comprehensive income attributable to noncontrolling interests	(35,666)	(20,178)	(15,759)
Comprehensive income (loss) attributable to Dole plc	$117,404	$108,282	$(4,335)

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$155,709	$111,783	$16,993
Loss from discontinued operations, net of income taxes	21,818	56,447	20,568
Income from continuing operations	177,527	168,230	37,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	104,168	109,596	65,468
Incremental charges on purchase accounting valuation of biological assets and inventory	—	41,145	66,492
Net gain on sale of assets	(54,108)	(11,784)	(561)
Stock-based compensation expense	6,045	4,500	815
Equity method earnings	(15,191)	(6,726)	(48,027)
Amortization of debt discounts and debt issuance costs	6,390	6,213	2,634
Deferred tax benefit	(12,600)	(31,061)	(20,915)
Pension and other postretirement benefit plan expense	7,735	3,151	2,913
Dividends received from equity method investees	9,388	9,817	12,137
Other	4,268	7,164	(563)
Changes in operating assets and liabilities:
Receivables, net of allowances	58,794	55,150	(30,234)
Inventories	20,688	(31,685)	(51,981)
Prepaids, other current assets and other assets	(27,521)	(11,073)	(6,640)
Accounts payable, accrued liabilities and other liabilities	13,022	10,975	(8,515)
Net cash provided by operating activities - continuing operations	298,605	323,612	20,584
Investing Activities
Sales of assets	83,557	36,676	26,308
Capital expenditures	(78,041)	(85,564)	(58,617)
Acquisitions, net of cash acquired	(1,263)	(4,886)	103,595
Insurance proceeds	1,054	2,278	10,455
Purchases of investments	(1,153)	(458)	(1,210)
Net sales (purchases) of investments in unconsolidated affiliates	1,013	(3,029)	8,774
Other	57	912	332
Net cash provided by (used in) investing activities - continuing operations	5,224	(54,071)	89,637
Financing Activities
Proceeds from borrowings and overdrafts	1,407,970	1,293,280	2,145,427
Repayments on borrowings and overdrafts	(1,576,067)	(1,411,467)	(2,487,130)
Payment of debt issuance costs	(44)	(304)	(22,133)
Dividends paid to shareholders	(30,373)	(30,364)	(17,092)
Dividends paid to noncontrolling interests	(28,522)	(21,632)	(21,683)
Other noncontrolling interest activity, net	(1,300)	—	382
Proceeds from exercise of stock options	—	—	7,041
Payments of contingent consideration	(1,662)	(2,909)	(5,031)
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	—	—	398,876
Net cash used in financing activities - continuing operations	(229,998)	(173,396)	(1,343)
Effect of foreign currency exchange rate changes on cash	5,448	(20,712)	(7,794)
Net cash used in operating activities - discontinued operations	(22,622)	(84,720)	(4,205)
Net cash used in investing activities - discontinued operations	(8,492)	(12,434)	(6,821)
Cash used in discontinued operations, net	(31,114)	(97,154)	(11,026)
Increase (decrease) in cash and cash equivalents	48,165	(21,721)	90,058
Cash and cash equivalents at beginning of period, including discontinued operations	228,840	250,561	160,503
Cash and cash equivalents at end of period, including discontinued operations	$277,005	$228,840	$250,561

Supplemental cash flow information:
Income tax payments, net of refunds	$(63,969)	$(50,469)	$(26,945)
Interest payments on borrowings	$(82,367)	$(53,404)	$(26,602)
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	$(1,465)	$(488)	$(5,414)
See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Equity Attributable to Dole plc
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$4,865	$198,232	$460,715	$(128,803)	$535,009	$122,906	$657,915	$30,317
Net income (loss)	—	—	(7,219)	—	(7,219)	20,723	13,504	3,304
Proceeds from exercise of stock options	56	6,985	—	—	7,041	—	7,041	—
Cancellation of treasury stock	(263)	263	—	—	—	—	—	—
Share issuance to C&C Parties	119	190,555	—	—	190,674	—	190,674	—
Conversion of ordinary shares to common stock in connection with initial public offering	(4,096)	4,096	—	—	—	—	—	—
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs	268	398,876	—	—	399,144	—	399,144	—
Share of repayment of receivable from affiliates	—	469	—	—	469	—	469	—
Dividends declared	—	—	(24,699)	—	(24,699)	(15,711)	(40,410)	(5,972)
Stock-based compensation	1	785	—	—	786	—	786
Other noncontrolling interest activity, net	—	(1,706)	—	—	(1,706)	11,522	9,816	—
Other redeemable noncontrolling interest activity, net	—	(6,332)	—	—	(6,332)	—	(6,332)	6,181
Reclassification of pension activity	—	—	(15,462)	15,462	—	—	—	—
Other comprehensive (loss), net of tax	—	—	—	(12,578)	(12,578)	(7,399)	(19,977)	(1,054)
Balance as of December 31, 2021	$950	$792,223	$413,335	$(125,919)	$1,080,589	$132,041	$1,212,630	$32,776
Net income	—	—	86,496	—	86,496	21,739	108,235	3,455
Dividends declared	—	—	(30,582)	—	(30,582)	(17,700)	(48,282)	(4,085)
Stock-based compensation	(1)	4,342	—	—	4,341	—	4,341	—
Other noncontrolling interest activity, net	—	(900)	—	—	(900)	(5,862)	(6,762)	—
Other redeemable noncontrolling interest activity, net	—	(602)	—	—	(602)	—	(602)	602
Other comprehensive income (loss), net of tax	—	—	—	21,786	21,786	(4,672)	17,114	(437)
Balance as of December 31, 2022	$949	$795,063	$469,249	$(104,133)	$1,161,128	$125,546	$1,286,674	$32,311
Net income	—	—	124,063	—	124,063	28,826	152,889	2,792
Dividends declared	—	—	(30,750)	—	(30,750)	(24,565)	(55,315)	(3,957)
Stock-based compensation	—	5,729	—	—	5,729	—	5,729	—
Other noncontrolling interest activity, net	—	(903)	—	—	(903)	3,268	2,365	—
Other redeemable noncontrolling interest activity, net	—	(3,089)	—	—	(3,089)	—	(3,089)	3,089
Other comprehensive income (loss), net of tax	—	—	—	(6,658)	(6,658)	4,069	(2,589)	(50)
Balance as of December 31, 2023	$949	$796,800	$562,562	$(110,791)	$1,249,520	$137,144	$1,386,664	$34,185

See Notes to Consolidated Financial Statements

DOLE PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes and has a strong presence in growing categories such as berries, avocados and organic produce.
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
Dole offers over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
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
See Note 4 “Acquisitions and Divestitures” for additional detail on the Merger and the IPO Transaction.
On January 30, 2023, certain of Dole’s wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Fresh Express Agreement”) with Fresh Express Acquisition LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express agreed to acquire Dole’s fresh vegetables division (“Fresh Vegetables division” or “Fresh Vegetables”) for approximately $293.0 million in cash, subject to certain adjustments set forth in the Fresh Express Agreement. On March 27, 2024, the parties to the Fresh Express Agreement agreed to terminate the Fresh Express Agreement due to a failure to obtain regulatory approval, and Dole announced that it is in the process of pursuing alternative transactions through which it would exit the Fresh Vegetables business (the “Vegetables exit process”). See Note 25 “Subsequent Events”.
As a result of the agreement to exit the Fresh Vegetables division, its results are reported separately as discontinued operations, net of income taxes, in our consolidated statements of operations for all periods presented and its assets and liabilities are separately presented in our consolidated balance sheets as assets and liabilities held for sale. See Note 4 “Acquisitions and Divestitures” for further detail on the Vegetables Transaction and discontinued operations.
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
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, retirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.
In the year ended December 31, 2021, the Company reclassified $15.5 million of pension activity from retained earnings to other comprehensive income (loss) to correct the presentation of pension and other postretirement benefits within accumulated other comprehensive loss. The change did not have an impact to Dole’s results of operations, financial condition or cash flows.
Summary of Significant Accounting Policies
Revenue Recognition: Revenue is recognized when a performance obligation is satisfied as control of a good or service is transferred to a customer in the amount expected to be entitled at transfer. For each customer contract, the performance obligations are identified, the transaction price is allocated to the individual performance obligations, and revenue is recognized when these performance obligations are fulfilled and control of the good or service is transferred to the customer. The transfer of control of a good or service to customers is generally based on written sales terms that allow customers right of return when the good or service does not meet certain quality factors.
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories, tropical fruit and diversified produce. Tropical fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit, vegetables and other produce. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products. Additionally, the Company has certain marketing contracts where Dole is the principal, and the related product revenue and cost of sales are reported on a gross basis. Product revenue is recognized at a point in time when control of the goods has been transferred to the customer, which can be upon shipping or delivery, depending on the terms of sale.
Revenue also includes service revenue, which includes third-party freight services and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by providing handling and transportation services of containerized cargo on Company vessels. Net service revenue was less than 10% of total revenue for the years ended December 31, 2023, December 31, 2022 and December 31, 2021. See Note 5 “Revenue” for additional detail of the Company’s revenue by product and channel.
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
Revenue is recorded net of any sales allowances, sales promotions and sales incentives. Sales allowances are calculated based on historical claims information. Dole offers sales promotions and sales incentives to its customers. Sales promotions are temporary price reductions on third-party sales, and sales incentives include consumer coupons and discounts, volume and timing rebates and product placement fees. Estimated sales discounts are recorded in the period in which the related sale is recognized. Volume rebates are recognized in the period of sale as a reduction of revenue based on Dole’s estimate of sales volume over the term of the arrangement. All other sales incentives are estimated using both historical trends and current volumes and assumptions. The Company also enters cooperative advertising arrangements in which Dole refunds a retailer for a portion of the costs incurred to advertise Dole’s products. The value of these arrangements is treated as a reduction of revenue, unless the arrangement is in exchange for a distinct good or service, in which case, these amounts are recorded in selling, marketing and general and administrative expenses in the consolidated statements of operations. Adjustments to sales estimates are made periodically as new information becomes available and actual sales volumes become known. Adjustments to these estimates have historically not been significant to Dole.
Cost of Sales: Cost of sales primarily consists of costs associated with the production or purchasing of inventory, packaging materials, labor, depreciation, overhead, transportation and other distribution costs. Cost of sales also includes recurring agricultural costs and shipping and handling costs, which are detailed below.
Agricultural Costs: Plant costs, including seeds, trees, vines and stems, and preproduction costs, including land preparation, pre-planting and planting costs, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples, in which the costs are generally expensed as incurred. Certain plant and preproduction costs are capitalized to property, plant and equipment, depending on the crop, and charged to cost of sales over their life. All land development costs, including farm and soil improvements, are capitalized to property, plant and equipment. The useful lives for plant, preproduction and land development costs capitalized to property, plant and equipment are 2 to 25 years and are based on historical yields, climate and weather conditions and likelihood of disease and pest interference. Recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering and farm labor, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples and bananas, in which the costs are expensed as incurred, due to the continuous nature of production and associated costs incurred throughout the year.
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
Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. Marketing and advertising costs, included in selling, marketing and general and administrative expenses in the consolidated statements of operations, amounted to $17.9 million, $17.8 million and $10.6 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively.
Research and Development Costs: Research and development costs are expensed as incurred and are included in cost of sales or selling, marketing and general and administrative expenses in the consolidated statements of operations, based on the nature of the project. Research and development costs amounted to $9.0 million, $9.2 million and $3.8 million for the years ended December 31, 2023 and December 31, 2022 and December 31, 2021 respectively.
Merger, Transaction and Other Related Costs: Dole records and separately states merger, transaction and other related costs to reflect non-recurring acquisition, divestiture and merger-related activities. These costs were $11.5 million for the year ended December 31, 2023 and are recorded in loss from discontinued operations, net of income taxes in the consolidated statements of operations. These costs were not material for the year ended December 31, 2022 and $30.1 million for the year ended December 31, 2021 and primarily related to the Merger and IPO Transaction.

Gain on Asset Sales: Gain on asset sales primarily consists of gains and losses incurred through the disposal of assets held-for-sale and actively marketed property and other property disposed in the ordinary course of business. During the years ended December 31, 2023 and December 31, 2022, gains on asset sales were $54.1 million and $11.8 million, respectively and primarily relate to disposal of assets held-for-sale and actively marketed property. During the year ended December 31, 2021, gains and losses on asset sales were not material. See Note 11 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.
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
A valuation allowance is provided to reduce deferred tax assets to the amount more likely than not to be realized. The Company recognizes the benefit of a tax position only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that is recognized is the largest amount that is greater than 50.0% likely of being realized upon settlement. Income tax expense or benefit includes the effects of any resulting unrecognized tax benefits that are considered appropriate, as well as related net interest and penalties. In respect to undistributed earnings for foreign subsidiaries where those earnings are considered to be either indefinitely reinvested or could be distributed tax free, no deferred tax liability has been provided thereon.
The Company releases income tax effects from accumulated other comprehensive loss as individual items in accumulated other comprehensive loss are settled or otherwise disposed.
Discontinued Operations: The disposal or held-for-sale designation of a component or a group of components is presented as discontinued operations when it represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. In the first quarter of 2023, management determined that the planned exit of the Fresh Vegetables division met the criteria to be classified as held for sale and its results reported as a discontinued operation. See further detail in Note 4 “Acquisitions and Divestitures”.
Earnings (loss) per share: Basic earnings (loss) per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding, after the adjustment for the effects of potentially issuable shares, such as restricted stock units and stock options with a dilutive effect.
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

Considering the anticipated exit from the Fresh Vegetables division, Dole has the following operating and reportable segments: Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) and Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”). See further detail on operating and reportable segments in Note 6 “Segments”.
Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less. Whenever outstanding checks exceed cash balances, the balance of the book overdraft is reclassified to accounts payable in the consolidated balance sheets, and changes in book overdraft balances are presented within operating activities within the consolidated statements of cash flows. Restricted cash was not material as of December 31, 2023 and December 31, 2022.
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
Trade Receivables: Trade receivables are recognized net of allowances, which approximates fair value. While in certain regions, the Company’s customer base consists of some large, key customers, credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Expected credit losses for newly recognized trade receivables, as well as changes to existing expected credit losses during the period, are recognized in selling, marketing, general and administrative expenses in the consolidated statements of operations. Refer to Note 8 “Receivables and Allowances for Credit Losses” for further detail on how the Company estimates these credit losses. No individual customer accounted for more than 10.0% of Dole’s revenue during the years ended December 31, 2023, December 31, 2022 and December 31, 2021, nor accounted for greater than 10.0% of Dole’s account receivables as of December 31, 2023 and December 31, 2022.
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
Other Receivables: Other receivables consists primarily of receivables from governmental institutions, hedging receivables and miscellaneous non-trade receivables from customers, suppliers, and other third parties. These receivables are recorded net of allowances established based on specific account data and factors such as historical losses, current economic conditions, age of receivables, the value of any collateral and payment status compared to payment terms. Receivables are written off against the allowance once management determines the receivable is uncollectible. See Note 8 “Receivables and Allowances for Credit Losses” for further detail on other receivables.

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
Details of inventory in the consolidated balance sheets as of December 31, 2023 and December 31, 2022 were as follows:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Finished products	$233,092	$208,671
Raw materials and work in progress	70,035	105,771
Crop growing costs	29,016	26,923
Agricultural and other operating supplies	46,449	52,785
Inventories, net of allowances	$378,592	$394,150
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
Investments in Unconsolidated Affiliates: Investments in unconsolidated affiliates and joint ventures with ownership by Dole of 20.0% to 50.0% are recorded using the equity method, provided Dole has the ability to exercise significant influence. In addition, entities in which the Company has variable interests are also recorded using the equity method when it is determined that the Company is not the primary beneficiary in the relationship but has the ability to exercise significant influence. Under the equity method of accounting, a share of earnings and losses based on Dole’s ownership percentage in the investment is recorded in earnings each period.

All material equity method investments have the same fiscal year-end as Dole. Where appropriate, the accounting policies of equity method investments have been adjusted to ensure consistency with the policies adopted by Dole.
All other unconsolidated investments where we do not have the ability to exercise significant influence are recorded at cost less impairment, adjusted for any observable price changes, as their fair value is not readily determinable. As of December 31, 2023 and December 31, 2022, substantially all of Dole’s investments in unconsolidated affiliates have been accounted for under the equity method.
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
For the years ended December 31, 2023 and December 31, 2022, Dole recognized write-down and impairment losses of approximately $2.2 million and $0.4 million, respectively. Dole did not recognize any write-down and impairment losses for the year ended December 31, 2021.
See Note 12 “Property, Plant and Equipment” for additional detail on the major classes of property, plant and equipment and their respective useful lives.
Dry-Docking Costs: Dole incurs costs for planned major maintenance activities related to its vessels during regularly scheduled dry dockings that occur approximately every 2 to 7 years, depending on the age of the vessel. Costs incurred during the dry-docking period, such as overhaul costs, are capitalized and amortized to the next overhaul. Routine repairs and maintenance related to vessels are expensed as incurred and included in cost of sales in the consolidated statements of operations. Amortization costs related to dry-docking are also included in cost of sales in the consolidated statements of operations.
Leases: Dole leases fixed assets for use in operations where leasing offers advantages of operating flexibility and is less expensive than alternative types of funding. Dole also leases land in countries where land ownership by foreign entities is restricted or where purchasing is not a viable option.
Dole’s leases are evaluated at inception and any subsequent modification and, depending on the lease terms, are classified as either finance or operating leases. For leases with terms greater than one year, the Company recognizes a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term. Right-of-use assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Dole’s leases may include rental escalation clauses, renewal options and termination options that are factored into the determination of lease payments and lease term when appropriate. Dole’s lease agreements do not contain any residual value guarantees. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers that do not meet the finance lease criteria, ports, land and warehouse facilities. Dole’s finance leases primarily consist of vessel containers and machinery and equipment that meet the finance lease criteria. Dole’s decision to exercise any renewal options is primarily dependent on the level of business conducted at the location and the profitability of the renewal.
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

When the Company acts as a lessor for contracts that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices at inception or modification of the lease. Also, the Company determines whether each lease is classified as a sales-type, direct financing or an operating lease. Dole recognizes income earned from operating leases on a straight-line basis over the lease term as a part of other income, net, in the consolidated statements of operations.
Goodwill and Intangible Assets: Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Dole tests goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter of each fiscal year and when there is an indicator of impairment. Dole defines each of its operating business segments as reporting units. The reporting units with allocated goodwill include Fresh Fruit, Diversified Fresh Produce – EMEA, and Diversified Fresh Produce – Americas & ROW. Other indefinite-lived intangible assets are also reviewed for impairment annually on the first day of the fourth quarter of each fiscal year, or more frequently if impairment indicators arise.
For the annual goodwill impairment test, management may assess qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit with goodwill is less than its carrying amount. These qualitative factors include market and industry considerations, overall financial performance and other relevant events and factors affecting the reporting unit. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment is required for that reporting unit. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative assessment.
In fiscal year 2023, Dole elected to bypass the qualitative test and performed a quantitative goodwill impairment assessment.
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
Dole’s other indefinite-lived intangible assets, primarily consisting of the DOLE brand, are considered to have an indefinite life, because they are expected to generate cash flows indefinitely and, as such, are not amortized. The Company may perform a qualitative assessment for each indefinite-lived intangible asset to determine if it is more likely than not that the carrying amount of the asset exceeds its fair value, which would require a quantitative assessment. The quantitative test compares the fair value of the indefinite-lived intangible to its carrying amount. If the carrying amount exceeds fair value, an impairment loss is recognized. Dole may also elect to bypass the qualitative assessment and perform a quantitative assessment.
In fiscal year 2023, Dole elected to bypass the qualitative assessment and perform a quantitative test for the DOLE brand. Dole determined the fair value of the DOLE brand by using a relief-from-royalty method, involving inputs such as projected revenue and long-term growth rates, royalty rates and discount rates.
Dole’s definite-lived intangible assets include customer relationships, supplier relationships and local brands, that are initially recorded at fair value and amortized on a straight-line basis over 3 to 15 years.
For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company determined there was no impairment of goodwill or intangible assets.
See Note 13 “Goodwill and Intangible Assets” for additional detail.
Bank Overdrafts: The Company and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund seasonal working capital requirements. The total of these facilities as of December 31, 2023 and December 31, 2022 was $11.5 million and $8.6 million, respectively. The facilities contain covenants customary for unsecured facilities of this kind, including financial covenants on maximum leverage and minimum interest cover. Bank overdrafts are classified as a current liability in the consolidated balance sheets. See Note 14 “Debt” for additional detail.

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
Derivative Financial Instruments: Dole holds derivative instruments to hedge against risks in foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole estimates the fair value of its derivatives, including any credit valuation adjustments, using market-based inputs. All realized gains and losses under designated cash flow hedges are included in earnings in the consolidated statements of operations, and unrealized gains and losses are included in other comprehensive income (loss). For all other hedges not designated as hedging instruments, all realized and unrealized gains and losses are recorded in the same line item within the consolidated statements of operations as the activity that is being hedged from a financial risk management perspective. We also classify the cash flows from our cash flow hedges and fair value hedges in the same category as the items being hedged on our consolidated statements of cash flows. See Note 17 “Derivative Financial Instruments” for additional detail on derivative instruments.
Fair Value Hedges: The Company enters into fair value hedges to hedge foreign currency exposure of certain non-functional currency denominated assets and liabilities. Dole enters into foreign currency forward contracts primarily to hedge the changes in fair value of certain intercompany loans and trade receivables denominated in a foreign currency.
Cash Flow Hedges: The Company enters into cash flow hedges to hedge against variability in certain expected future cash flows related to foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole enters into foreign currency exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of sales and operating expense. In addition, Dole incurs significant fuel costs transporting products from the sourcing location to the end customer. To mitigate the price uncertainty of future purchases of bunker fuel, Dole enters into bunker fuel swap contracts. Similarly, in order to mitigate interest rate uncertainty on long-term debt, Dole enters into interest rate swap agreements.
Fair Value of Financial Instruments: Dole’s financial instruments primarily comprise of cash and cash equivalents, short and long-term investments, short-term trade and grower receivables, trade payables and notes receivable, as well as long-term grower receivables, finance lease obligations, asset-based loans, contingent consideration and term loan facilities. The carrying amounts of short-term instruments, excluding Dole’s short-term Rabbi Trust investments that are recorded at fair value, approximate fair value because of their short maturity. Dole’s contingent consideration and long-term Rabbi Trust investments are recorded at fair value. Carrying amounts of other long-term financial instruments, excluding Dole’s term loans, approximate fair value, since the instruments bear interest at variable or fixed rates which approximate market rates. See Note 18 “Fair Value Measurements” for additional detail.
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
Foreign Currency Exchange: The functional currency of Dole is the U.S. dollar. For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the remeasurement of monetary assets and liabilities to the functional currency are included in the consolidated statements of operations. Transaction gains and losses were not material in the years ended December 31, 2023, December 31, 2022 and December 31, 2021. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of the cumulative translation adjustment in stockholders’ equity.

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
Stock-Based Compensation: Stock-based compensation for Dole consists of restricted stock units (“RSUs”) and stock options. At their grant date, RSUs with only a service condition are valued using the current share price, RSUs with a market condition are valued using a Monte Carlo simulation approach and stock options are valued using the Black Scholes pricing model. Stock-based compensation expense is recognized over the requisite service period, which is the vesting period of each award.
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
Both permanent and mezzanine-classified NCI are measured at fair value on the acquisition date. Each reporting period, net income and comprehensive income of a consolidated subsidiary is allocated to the controlling interest and NCI. When redemption of a mezzanine-classified NCI becomes probable, the NCI is accreted to its redemption value with the offset recorded to additional paid-in-capital in the consolidated statements of stockholders’ equity. These changes are accreted over the period prior to the earliest redemption date or recognized immediately as redemption occurs.
As of December 31, 2023, the $34.2 million of redeemable NCI in the consolidated balance sheets represents the carrying value of the redeemable NCI. The total gross redemption value of the instruments was $40.3 million, had the options been exercised as of December 31, 2023, payable over a maximum of three years.
Guarantees: Dole makes guarantees as part of its normal business activities. Dole’s guarantees include guarantees of the indebtedness of some of its key fruit suppliers and other entities integral to Dole’s operations. Dole also issues bank guarantees as required by certain regulatory authorities, suppliers and other operating agreements, as well as to support the borrowings, leases and other obligations of its subsidiaries. The majority of Dole’s guarantees relate to guarantees of subsidiary obligations and are scoped out of the initial measurement and recognition accounting requirements related to guarantees. See Note 19 “Contingencies” for further detail on the Company’s guarantees.
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
Contingent consideration is recognized and measured at fair value at the acquisition date. Any obligation of the Company to pay contingent consideration in connection with a business combination is classified as a liability as required by ASC 480, Distinguishing Liabilities from Equity; otherwise, it is classified as equity. Post-combination accounting for contingent consideration is impacted by its initial classification. When it is classified as a liability, it is remeasured at each reporting date at fair value, and any changes in fair value are reported within earnings. When it is classified as equity, the contingent consideration is not subsequently remeasured, and its settlement is accounted for within equity. Total contingent consideration as of December 31, 2023 and December 31, 2022 amounted to $9.1 million and $6.8 million, respectively. Dole’s contingent consideration represents the provision for the net present value of the amounts expected to be payable for acquisitions which are subject to earn-out arrangements and is expected to be paid between 2024 and 2027.
See Note 4 “Acquisitions and Divestitures” for further detail on the Acquisition that occurred in the year ended December 31, 2021.
Contingencies: Estimated losses from contingencies are recognized at fair value if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements and the amount of that loss can be reasonably estimated. Gain contingencies are not recognized until realized. Judgment is used to assess whether a loss contingency is probable and estimable, and actual results may differ from that estimate. See Note 19 “ Contingencies” for further detail on the Company’s contingencies.
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2020-04, ASU 2021-01, and ASU 2022-06 – Reference Rate Reform (Topic 848)
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting, in March 2020 and subsequently issued ASU 2021-01 in January 2021 and ASU 2022-06 in December 2022. The amendments in these updates provide optional expedients and exceptions related to the accounting for contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform if certain criteria are met.
As of June 2023, Dole modified all of its borrowings and interest rate swaps that referenced LIBOR to now reference the Secured Overnight Financing Rate (“SOFR”). The Company has adopted certain elections under this guidance to account for the debt modifications as continuations of the existing agreements and maintain the hedge effectiveness of its interest rate swaps. The adoption of these elections did not impact Dole’s financial condition, results of operations, cash flows and related disclosures.
New Accounting Pronouncements Not Yet Adopted
ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances interim and annual segment disclosure requirements, including disclosure of certain significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the potential impact of the new requirements on our segment disclosures.
ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances certain income tax disclosure requirements, including additional disclosure related to the income tax rate reconciliation and income taxes paid. The amendments in this update are effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are evaluating the potential impact of the new requirements on our income tax disclosures.

NOTE 4 — ACQUISITIONS AND DIVESTITURES
Vegetables Exit Process
On January 30, 2023, Dole entered into the Fresh Express Agreement, pursuant to which Fresh Express has agreed to acquire the Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Fresh Express Agreement. As of December 31, 2023, the Company concluded that it would dispose of the Fresh Vegetables division, either through closing of the Fresh Express Agreement or through completion of an alternative transaction, by the end of fiscal year 2024. See Note 25 “Subsequent Events” for further detail.
The Fresh Vegetables division comprises substantially all of the assets and all of the liabilities of the former Fresh Vegetables reportable segment. Certain assets of the Fresh Vegetables reportable segment that are excluded from the transaction are not material, individually or in the aggregate.
The Company determined that exiting the Fresh Vegetables business represents a strategic shift that will have a material effect on the Company’s operations and results. Despite the outcome of the Fresh Express Agreement, the Company is committed to exiting the business through the Vegetables exit process. As such, the results of the Fresh Vegetables division have been classified as discontinued operations in the consolidated statements of operations for the periods presented, and its related assets and liabilities have been classified as held for sale in the consolidated balance sheets as of March 31, 2023 and onwards. As a result, depreciation and amortization on long-lived assets have ceased as of March 31, 2023.
Upon exiting the business, Dole does not anticipate having significant continuing involvement with the Fresh Vegetables division and any such involvement will be limited to certain transition service arrangements that are not expected to be material to Dole’s continuing operations.
The following tables present the results of the Fresh Vegetables division as reported in loss from discontinued operations, net of income taxes, in the consolidated statements of operations and the carrying value of assets and liabilities as presented within assets and liabilities held for sale in the consolidated balance sheets.

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Revenues, net	$1,143,239	$1,205,902	$510,663
Cost of sales	(1,102,761)	(1,211,071)	(505,528)
Gross profit (loss)	40,478	(5,169)	5,135
Selling, marketing, general and administrative expenses	(45,872)	(55,520)	(26,579)
Transaction costs	(11,491)	—	—
Gain (loss) on asset sales	50	(150)	20
Operating (loss) from discontinued operations	(16,835)	(60,839)	(21,424)
Other income, net	821	722	223
Net interest expense[1]	(6,284)	(4,879)	(1,905)
Loss from discontinued operations before income taxes	(22,298)	(64,996)	(23,106)
Income tax benefit	452	8,456	2,353
Less: Loss from discontinued operations attributable to noncontrolling interests	28	93	185
Loss from discontinued operations, net of income taxes	$(21,818)	$(56,447)	$(20,568)
1 Net interest expense presented within discontinued operations is net of interest income and includes the allocated interest expense related to the portion of Term Loan A and Term Loan B required to be repaid if the closing of the Fresh Express Transaction had occurred. See Note 14 “Debt” for further detail.

	December 31, 2023	December 31, 2022

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$1,425	$—
Current receivables, net[1]	15,633	13,474
Inventories, net	35,266	42,728
Prepaid expenses and other current assets	5,724	6,050
Property, plant and equipment, net	230,292	227,183
Operating lease right-of-use assets	107,390	99,139
Other noncurrent assets	18,727	17,506
Total Fresh Vegetables assets held for sale	414,457	406,080
Fresh Vegetables current assets held for sale	414,457	62,252
Fresh Vegetables non-current assets held for sale	—	343,828
Total Fresh Vegetables assets held for sale	$414,457	$406,080
LIABILITIES
Accounts payable	$69,998	$88,995
Accrued and other current liabilities	82,019	85,664
Operating lease liabilities	87,477	98,145
Deferred income tax liabilities	34,005	24,973
Other long-term liabilities	17,843	17,858
Total Fresh Vegetables liabilities held for sale	291,342	315,635
Fresh Vegetables current liabilities held for sale	291,342	199,255
Fresh Vegetables non-current liabilities held for sale	—	116,380
Total Fresh Vegetables liabilities held for sale	$291,342	$315,635
1Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions described in Note 8 “Receivables and Allowances for Credit Losses.” Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled.
Total Produce and Legacy Dole Transaction

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

At the time of the Merger, Total Produce’s investment in Legacy Dole was approximately $259.0 million. Based on the implied equity value of the stock consideration for the existing 45.0% equity interest, the Company recognized an impairment loss of $122.9 million. The Company also recognized a gain on the settlement of preexisting contractual arrangements of $93.0 million. The net loss on Legacy Dole arising from the step-up acquisition was $4.0 million, after considering the impairment, offset by the gain on the preexisting contractual arrangements and other items. The net loss was included in equity method earnings in the consolidated statements of operations. See Note 22 “Investments in Unconsolidated Affiliates” for additional detail on the calculation of the net loss on Legacy Dole arising from the step-up acquisition.
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
The components of the purchase price were as follows:

Amount

(U.S. Dollars in thousands)
Equity instruments	$576,186
Cash acquired	(108,973)
Net intercompany payable to Legacy Dole at acquisition	(6,900)
Net consideration	$460,313
The purchase price was allocated to the assets and liabilities acquired in the Acquisition as follows:

Amount

Current assets, less inventory and cash acquired	$617,552
Inventory	256,979
Property, plant and equipment	1,262,914
Intangible assets	310,659
Other assets	423,855
Goodwill	273,274
Current liabilities, less current portion of debt	(664,464)
Debt	(1,392,343)
Other liabilities	(618,495)
469,931
Noncontrolling interests assumed	(9,618)
$460,313
Note that these assets and liabilities are inclusive of Fresh Vegetables which is classified as held for sale in the consolidated balance sheets as of December 31, 2022. Other assets include long-term investments, investments in unconsolidated affiliates, actively marketed property, operating lease right-of-use assets, deferred tax assets and other long-term assets. Other liabilities includes long-term operating lease liabilities, deferred tax liabilities, long-term pension and postretirement benefits, and other long-term liabilities.

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
Following the acquisition date, the operating results of Legacy Dole have been included in the consolidated financial statements. For the period from the acquisition date through December 31, 2021, revenue attributable to Legacy Dole was $1.9 billion and net loss attributable to Legacy Dole was $80.6 million, inclusive of $35.2 million related to the amortization of the inventory step-up to recognize the biological transformation of pineapple and banana crops and $39.7 million related to the amortization of the fixed asset step-up of pineapple bearer plants.
The following table represents the pro forma revenue and earnings, including material and nonrecurring pro forma adjustments, of the combined company, assuming the Acquisition Date was January 1, 2020. The pro forma revenue presented below includes the revenue from the discontinued operations of Fresh Vegetables.

Year Ended December 31, 2021

(U.S. Dollars in thousands)
Revenue	$9,285,672
Net income attributable to Dole plc	151,651
Material and nonrecurring pro forma adjustments:
Elimination of intercompany revenue	$(72,389)
Removal of equity method earnings of Legacy Dole investment, net of tax	(24,396)
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings. The majority of acquisitions represent an increase of an existing ownership percentage to obtain control of entities previously accounted for under the equity method. See Note 22 “Investments in Unconsolidated Affiliates” for additional detail on acquisitions and divestitures related to investments in unconsolidated affiliates.
In the year ended December 31, 2023, the Company acquired ownership interests in a number of subsidiaries, none of which were material, individually or in the aggregate. Total purchase consideration for these acquisitions was $9.9 million, and total goodwill acquired was $9.9 million. See Note 13 “Goodwill and Intangible Assets.” Additionally, in the year ended December 31, 2023, the Company disposed of ownership interests in a subsidiary to a noncontrolling interest. Aggregate consideration received was not material, and there was no gain or loss on the disposal.
For the year ended December 31, 2022, the Company acquired additional ownership interests in a subsidiary. Aggregate purchase consideration and net assets acquired were not material, and total goodwill acquired was $1.2 million. See Note 13 “Goodwill and Intangible Assets.” Additionally, in the year ended December 31, 2022, the Company disposed of a subsidiary. Aggregate consideration received and net assets disposed were not material, and there was a gain on the disposal of $0.2 million.
For the year ended December 31, 2021 there were no other material acquisitions, aside from those described in Note 22 “Investments in Unconsolidated Affiliates.” Additionally, the Company divested of two subsidiaries. Aggregate consideration received, net assets disposed and the net gain recognized for these divestitures were not material.

NOTE 5 — REVENUE
The following table presents the Company's disaggregated revenue by similar types of products and services for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Diversified produce	$5,156,386	$5,062,985	$4,740,812
Tropical fruit	2,697,228	2,580,192	982,652
Health foods and consumer goods	137,000	122,733	136,149
Commercial cargo	184,944	194,308	78,489
Other	69,710	64,185	5,637
Total revenue, net	$8,245,268	$8,024,403	$5,943,739
The following table presents the Company's disaggregated revenue by channel for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Third party revenue:	(U.S. Dollars in thousands)
Retail	$4,819,832	$4,638,740	$3,582,243
Wholesale	2,564,747	2,607,624	1,811,072
Food service	497,687	452,040	356,821
Commercial cargo	184,944	194,308	78,489
Other	50,416	10,599	5,149
Revenue from sales to unconsolidated affiliates	127,642	121,092	109,965
Total revenue, net	$8,245,268	$8,024,403	$5,943,739
NOTE 6 — SEGMENTS
Accounting for the anticipated exit from the Fresh Vegetables division, Dole has the following three reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
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
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Mexican, Argentinian and Indian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.

Prior to the acquisition of Legacy Dole, Total Produce considered its 45.0% share in Legacy Dole to be a reportable segment. As such, operating results prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the financial measures regularly reviewed by the CODM. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
All transactions between reportable segments are eliminated in consolidation. Segment results for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 have been updated to remove the discontinued operations of the Fresh Vegetables division, and corporate costs previously allocated to the Fresh Vegetables reportable segment have been reallocated to the remaining reportable segments.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the loss from discontinued operations, net of income taxes; (2) subtracting the income tax expense or adding the income tax benefit; (3) subtracting interest expense; (4) subtracting depreciation charges; (5) subtracting amortization charges on intangible assets; (6) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the years ended December 31, 2023, December 31, 2022 and December 31, 2021, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, adding the gain or subtracting the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held for sale and actively marketed property, subtracting restructuring charges and costs for legal matters not in the ordinary course of business, subtracting charges for impairment of property, plant and equipment and subtracting costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$3,135,866	$3,047,149	$1,133,038
Diversified Fresh Produce – EMEA	3,432,945	3,152,561	3,383,009
Diversified Fresh Produce – Americas & ROW	1,800,168	1,965,667	1,465,025
Total segment revenue	8,368,979	8,165,377	5,981,072
Intersegment revenue	(123,711)	(140,974)	(37,333)
Total consolidated revenue, net	$8,245,268	$8,024,403	$5,943,739

Segment Adjusted EBITDA:
Fresh Fruit	$208,930	$205,547	$24,830
Diversified Fresh Produce – EMEA	133,570	111,053	126,871
Diversified Fresh Produce – Americas & ROW	42,618	43,796	41,580
Legacy Dole	—	—	93,353
Adjustments:
Income tax (expense) benefit	(43,591)	25,603	10,980
Interest expense	(81,113)	(56,371)	(24,992)
Depreciation	(93,970)	(98,703)	(54,064)
Amortization of intangible assets	(10,198)	(10,893)	(11,404)
Merger, transaction and other related costs	—	—	(30,072)
Mark to market (losses) gains	(2,524)	(3,049)	3,160
Gain on asset sales	52,495	10,316	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	—	(41,145)	(66,492)
Cyber-related incident	(5,321)	—	—
Other items	(2,918)	231	959
Items in equity method earnings:
Dole’s share of depreciation	(7,224)	(8,073)	(30,390)
Dole’s share of amortization	(2,513)	(2,542)	(3,218)
Dole’s share of income tax expense	(5,826)	(5,623)	(27,297)
Dole’s share of interest expense	(5,348)	(1,731)	(18,282)
Dole’s share of other items	460	(186)	2,039
Income from continuing operations	177,527	168,230	37,561
Loss from discontinued operations, net of income taxes	(21,818)	(56,447)	(20,568)
Net income	$155,709	$111,783	$16,993

Country of Domicile and Geographic Disclosures
The Company is headquartered and domiciled in Ireland. Revenue by geographic location based on the end customer for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was as follows:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
United States	$3,189,105	$3,272,943	$1,831,591
U.K.	858,652	782,497	796,474
Spain	659,072	615,417	637,123
Sweden	598,801	574,682	613,911
Ireland	445,395	394,981	416,410
Other	2,494,243	2,383,883	1,648,230
Total revenue, net	$8,245,268	$8,024,403	$5,943,739
Long-lived assets are comprised of property, plant and equipment, net. Long-lived assets by geographic location as of December 31, 2023 and December 31, 2022 were as follows:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Costa Rica	$252,287	$261,793
Vessels and containers on-the-water or in-transit	191,561	207,621
United States	145,329	155,700
Honduras	106,061	108,993
Chile	102,145	94,150
Ecuador	86,680	85,200
U.K.	42,637	35,256
Czech Republic	34,051	30,913
Sweden	31,218	28,189
Spain	25,344	24,089
Denmark	24,676	24,266
Ireland	23,894	23,174
Other	36,351	36,780
Total long-lived assets	$1,102,234	$1,116,124

NOTE 7 — OTHER INCOME, NET
Included in other income, net, in Dole’s consolidated statements of operations were the following items:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Rental income	$8,633	$11,005	$4,979
Unrealized gain (loss) on foreign currency denominated borrowings	(5,467)	4,276	5,453
Realized gain on fair value hedges	639	—	—
Unrealized gain (loss) on fair value hedges	(843)	469	—
Non-cash realized gain on foreign currency denominated borrowings	—	1,029	—
Gain (loss) on investments	1,872	(3,835)	(286)
Non-service components of net periodic pension benefit (cost)	(1,721)	1,573	176
Gain (loss) on contingent consideration	91	14	(1,036)
Other	1,595	(3,931)	(851)
Other income, net	$4,799	$10,600	$8,435
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of December 31, 2023 and December 31, 2022 were $538.2 million and $610.4 million, net of allowances for credit losses of $18.4 million and $18.0 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of ASC 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have historically not been significant in comparison to net revenue and gross trade receivables. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer and geographic region.

A rollforward of the allowance for credit losses for trade receivables for the years ended December 31, 2023 and December 31, 2022 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(21,416)
Additional provisions in the period	(9,624)
Recoveries of amounts previously reserved	7,477
Write-offs	2,120
Net impact from acquisitions and divestitures	36
Balance sheet reclassifications	2,256
Foreign exchange impact	1,150
Balance as of December 31, 2022	(18,001)
Net impact from acquisitions and divestitures	(179)
Additional provisions in the period	(10,500)
Recoveries of amounts previously reserved	8,497
Write-offs	3,725
Balance sheet reclassifications	(1,405)
Foreign exchange impact	(497)
Balance as of December 31, 2023	$(18,360)
Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions in which Dole’s maximum financial loss is limited to a percentage of receivables sold under the arrangements. Dole derecognizes all sold receivables from the consolidated balance sheets, as it accounts for the transfers as sales under ASC 860, Transfers and Servicing.
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
Total facility amounts under these recourse trade receivable arrangements were $255.0 million as of December 31, 2023. Total facility amounts under other non-recourse trade receivables arrangements were $30.0 million as of December 31, 2023 and December 31, 2022. The non-recourse facilities extend indefinitely but may be cancelled at any time by Dole or the banks.
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
As of December 31, 2023, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $13.2 million and $246.8 million, respectively. As of December 31, 2022, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $11.9 million and $237.2 million, respectively. The carrying amount of the related recourse liability for the facilities with recourse provisions was $4.8 million and $4.5 million as of December 31, 2023 and December 31, 2022, respectively, which includes the amount related to the Fresh Vegetables division. This balance is recorded within accrued liabilities in the consolidated balance sheets.

During the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company sold a total of $3.9 billion, $2.8 billion and $1.3 billion, respectively, of trade accounts receivables under these programs in exchange for cash for the face value of the sold receivables. The fees associated with the sales of such receivables are recorded in interest expense in the consolidated statements of operations and were $14.6 million and $5.3 million for the years ended December 31, 2023 and December 31, 2022 and not material for the year ended December 31, 2021. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions. The amounts disclosed include trade receivables sold in the Fresh Vegetables division. Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled.
Grower Advances
Dole makes cash advances and materials advances to third-party growers for various production needs, including labor, fertilization, irrigation, pruning and harvesting costs, and additionally incurs other supply chain costs on behalf of third-party growers that are recorded as grower advance receivables. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made to the growers during a normal seasonal growing cycle to support operational working capital needs. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the consolidated balance sheets.
Term advances are made to support longer-term grower investments. These advances are long-term in nature, are typically secured by long-term grower assets and usually involve a long-term supply agreement for the marketing of fruit. These advances typically have structured repayment terms which are payable over the term of the advance or supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of supply agreements and term advances is generally one to ten years. The current portion of term advances is classified as grower advance receivables, net, and the non-current portion of term advances is classified as other assets in the consolidated balance sheets.
Both working capital advances and term advances may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements.
The following table summarizes growers advances as of December 31, 2023 and December 31, 2022 based on whether the advances are secured or unsecured:

	December 31, 2023		December 31, 2022
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$67,104	$13,197	$66,485	$8,317
Allowance for secured advances to growers and suppliers	(11,416)	(1,317)	(12,534)	—
Unsecured gross advances to growers and suppliers	62,693	6,391	56,196	5,316
Allowance for unsecured advances to growers and suppliers	(8,423)	(4,375)	(3,283)	(3,147)
Net advances to growers and suppliers	$109,958	$13,896	$106,864	$10,486
Of the $123.9 million and $117.4 million of net advances to growers and suppliers as of December 31, 2023 and December 31, 2022, respectively, $21.0 million and $12.9 million was considered past due.
Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis, considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions and other miscellaneous contributing factors. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest or when the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.

A rollforward of the allowance for expected credit losses related to grower advances for the years ended December 31, 2023 and December 31, 2022 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(12,083)
Additional provisions in the period	(6,955)
Recoveries of amounts previously reserved	2,147
Write-offs	1,247
Balance sheet reclassifications	(3,500)
Foreign exchange impact	180
Balance as of December 31, 2022	(18,964)
Additional provisions in the period	(12,222)
Recoveries of amounts previously reserved	1,401
Write-offs	5,398
Balance sheet reclassifications	(1,161)
Foreign exchange impact	17
Balance as of December 31, 2023	$(25,531)
Other Receivables
Other receivables, net, are recognized at net realizable value, which reflects the net amount expected to be collected. Current and non-current balances of other receivables are included in other receivables, net, and other assets, respectively, in the consolidated balance sheets. Other receivables primarily comprise value-added taxes (“VAT”) receivables, other receivables from government and tax authorities and non-trade receivables from customers, suppliers and other third parties. Based on the nature of these agreements, the timing of collection is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement.
Other receivables as of December 31, 2023 and December 31, 2022 were $138.4 million and $152.2 million, net of allowances for credit losses of $17.8 million and $21.5 million, respectively. Of these amounts outstanding, VAT receivables represent $43.1 million and $39.8 million, net of allowances of $11.7 million and $14.7 million, respectively. VAT receivables are primarily related to purchases by production units and are refunded by certain taxing authorities. As of December 31, 2023 and December 31, 2022, the allowance related to non-trade receivables from customers, suppliers and other third parties was not significant.
NOTE 9 — INCOME TAXES
The following table presents income tax expense (benefit) by selected jurisdiction for each of the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Current tax expense:	(U.S. Dollars in thousands)
Ireland	$(92)	$1,132	$720
U.S.	18,884	(27,808)	(17,213)
Foreign - excluding the U.S. and Ireland	37,399	32,134	26,428
	56,191	5,458	9,935
Deferred tax (benefit):
Ireland	(235)	(115)	354
U.S.	(4,562)	(8,916)	1,263
Foreign - excluding the U.S. and Ireland	(7,803)	(22,030)	(22,532)
	(12,600)	(31,061)	(20,915)
	$43,591	$(25,603)	$(10,980)

Income (loss) from continuing operations before income taxes and equity earnings consisted of the following:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Ireland	$(13,119)	$536	$(5,904)
U.S.	41,798	(20,188)	(42,910)
Foreign - excluding the U.S. and Ireland	177,248	155,553	27,368
	$205,927	$135,901	$(21,446)
The differences between the reported income tax expense (benefit) and income tax expense (benefit) computed at the Irish statutory income tax rate of 12.5%, the trading income tax rate of the Company’s country of domicile, for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, are explained in the following reconciliation:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Expense (benefit) computed at the Irish statutory rate of 12.5%	$25,741	$16,987	$(2,681)
Effects of:
Foreign income taxed at different rates	26,471	3,057	3,567
Foreign currency remeasurement effects	(7,632)	(2,564)	1,158
Change in valuation allowances	(15,366)	5,183	966
Expenses not deductible for income tax purposes	3,393	2,669	4,497
Income not taxable	(1,962)	(4,238)	(188)
Interest expense not deductible for income tax purposes	—	1,659	—
Changes in unrecognized tax benefits, net of indirect effects	(2,349)	(37,763)	(18,264)
Recognition of deferred tax assets in respect of prior periods	—	(4,523)	—
Changes in estimates made in respect of prior periods	15,307	(6,054)	(63)
Other items	(12)	(16)	28
Income tax expense (benefit)	$43,591	$(25,603)	$(10,980)
Included in changes in estimates made in respect of prior periods are adjustments to U.S. state net operating losses and state credits of $18.0 million income tax expense, offset by an $18.0 million reduction in the valuation allowance included within the change in valuation allowance row.
Deferred tax expense (benefit) recognized directly in other comprehensive income (loss) was as follows:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Pension and postretirement benefits	$(3,549)	$(4,847)	$(555)
Fair value of derivatives	(5,213)	(10,598)	(2,808)
Equity method investments	138	(138)	(832)
Total deferred tax expense recognized in other comprehensive income (loss)	$(8,624)	$(15,583)	$(4,195)

The following table provides details of the principal components of our deferred tax assets and liabilities as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022

Deferred tax assets:	(U.S. Dollars in thousands)
Other intangible assets	$1,567	$2,111
Property, plant and equipment	41,788	39,808
Operating leases	55,853	56,060
Accounts payable and accrued liabilities	21,356	18,557
Pension and postretirement benefits	26,186	38,625
Operating loss carry-forwards	116,937	115,807
Tax credit carry-forwards	1,697	9,504
Investments in unconsolidated affiliates	1,416	1,490
Other	19,971	18,137
Total deferred tax assets	286,771	300,099
Valuation allowances	(75,462)	(90,945)
Offset against deferred tax liabilities	(144,824)	(145,042)
Total deferred tax assets, net	$66,485	$64,112
Deferred tax liabilities:
Other intangible assets	$14,580	$18,886
DOLE brand	76,570	76,570
Property, plant and equipment	74,326	73,917
Operating lease right-of-use assets	54,698	54,581
Accounts payable and accrued liabilities	3,215	7,056
Pension and postretirement benefits	7,226	18,791
Investments in unconsolidated affiliates	714	236
Other	6,148	13,408
Total deferred tax liabilities	237,477	263,445
Offset against deferred tax assets	(144,824)	(145,042)
Total deferred tax liabilities, net	$92,653	$118,403
As of December 31, 2023, Dole had approximately $1.0 billion of operating loss carryforwards expiring as follows:

	Ireland	U.S.	Foreign (excluding U.S. and Ireland)	Total

	(U.S. Dollars in thousands)
2024	$—	$19,649	$4,791	$24,440
2025	—	23,094	4,934	28,028
2026	—	20,877	99	20,976
2027	—	29,362	4,519	33,881
2028	—	20,230	7,119	27,349
2029-2044	—	448,403	6,074	454,477
Indefinite	36,397	260,262	114,647	411,306
Total	$36,397	$821,877	$142,183	$1,000,457
As of December 31, 2023, U.S. state tax credit carryforwards of $0.7 million include $0.7 million which will expire between 2024 and 2028. In addition, Dole has $1.1 million of U.S. federal foreign tax credit carryforwards. If unused, $0.7 million will expire in 2029, $0.0 million will expire in 2030, $0.3 million will expire in 2032, and $0.1 million will expire in 2033.

The following table presents the movement in the valuation allowance for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$16,395
Changes on acquisition/disposal	76,572
Increase recognized in the income statement	2,967
Decrease recognized in the income statement	(3,418)
Translation adjustments	(4,550)
Balance as of December 31, 2021	87,966
Changes on acquisition/disposal	(723)
Increase recognized in the income statement	7,675
Decrease recognized in the income statement	(2,492)
Changes in other comprehensive income	(234)
Translation adjustments	(1,247)
Balance as of December 31, 2022	90,945
Increase recognized in the income statement	8,036
Decrease recognized in the income statement	(23,402)
Translation adjustments	(117)
Balance as of December 31, 2023	$75,462
The valuation allowance decreased by $15.5 million in the year ended December 31, 2023 and by $3.0 million in the year ended December 31, 2022. The 2023 decrease includes a net decrease of $15.4 million recognized in the consolidated statements of operations and $0.1 million decrease of exchange rate translation adjustments.
Dole is an Irish holding company that operates a significant number of foreign subsidiaries. As of December 31, 2023, the Company had not recognized a deferred tax liability on approximately $671.1 million of undistributed earnings for certain foreign subsidiaries, because these earnings are intended to be indefinitely reinvested. If such earnings were distributed, some countries may impose additional taxes. The unrecognized deferred tax liability (the amount payable if distributed) is approximately $48.5 million. Dole recognizes deferred tax assets on potential foreign tax credits expected to be generated by the repatriation of undistributed earnings only when the repatriation has occurred or is apparent to occur in the foreseeable future.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$12,699
Changes on acquisition/disposal	52,341
Increases due to tax positions taken in the current year	1,004
Decreases due to lapse of statute of limitations	(17,056)
Translation adjustments	(907)
Balance as of December 31, 2021	48,081
Settlements	(1,047)
Decreases due to lapse of statute of limitations	(35,694)
Translation adjustments	(607)
Balance as of December 31, 2022	10,733
Decreases due to lapse of statute of limitations	(2,952)
Translation adjustments	212
Balance as of December 31, 2023	$7,993

The total of unrecognized tax benefits was $8.0 million and $10.7 million as of December 31, 2023 and December 31, 2022, respectively. If recognized, it is estimated that Dole’s effective tax rate would be affected by additional income tax benefit of $5.5 million and $7.3 million as of December 31, 2023 and December 31, 2022, respectively. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by approximately $1.0 million related to the deduction of employee benefit matters, as a result of the lapse of the statute of limitations. The Company recognizes interest and penalties related to income taxes within income tax expense in the income statement. Dole recognized a benefit of $0.4 million, $4.4 million and $4.9 million, respectively, for interest and penalties for the years ended December 31, 2023, December 31, 2022 and December 31, 2021. A liability was recognized for accrued interest and penalties of $4.0 million and $5.2 million as of December 31, 2023 and December 31, 2022, respectively.
The tax years 2020 to 2023 remain subject to examination by taxing authorities in the United States. The tax years 2019 to 2023 remain subject to examination by taxing authorities in the U.K. The tax years 2019 to 2023 remain subject to examination by taxing authorities in Ireland, Costa Rica, Ecuador, Germany and Guatemala. The tax years 2018 to 2023 remain subject to examination by taxing authorities in Sweden and Denmark.
NOTE 10 — DETAILS OF ACCRUED LIABILITIES
Included in accrued liabilities in Dole’s consolidated balances sheets were the following items:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Amounts due to growers	$124,928	$143,943
Employee-related costs and benefits	97,081	90,582
Sales, marketing and advertising	16,766	14,983
Shipping related costs	28,305	33,644
Materials and supplies	14,627	16,316
Accrued interest	3,415	4,020
Deferred income	2,375	4,860
Professional services	8,551	11,327
Accrued rent	1,301	1,306
Hedging liability	7,004	9,328
Recourse liability	4,282	3,421
Miscellaneous other accrued liabilities	48,792	47,958
Total accrued liabilities	$357,427	$381,688
Miscellaneous other accrued liabilities primarily include liabilities related to accrued litigation reserves and legal costs and other accruals recorded based on timing. See Note 19 “Contingencies” for additional detail on the Company’s legal activity.
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

Assets held-for-sale
As of December 31, 2023 and December 31, 2022, assets held for sale were $1.8 million and $0.6 million, respectively, of property, plant and equipment. There were no liabilities held for sale as of December 31, 2023 and December 31, 2022. During the year ended December 31, 2023, Dole approved and committed to sell two vessels and a number of properties in Latin America in the Fresh Fruit reportable segment, two properties in the U.S. in the Diversified Fresh Produce – Americas & ROW reportable segment, one property in Ireland in the Diversified Fresh Produce – EMEA reportable segment and certain assets in the U.S. that are excluded from the Vegetables exit process. As a result, assets with total net book values of $1.1 million, $3.2 million, $0.2 million and $6.9 million, respectively were transferred to assets held for sale. During the year ended December 31, 2022, Dole approved and committed to sell two buildings in Europe in the Diversified Produce – EMEA reportable segment, one property in North Carolina in the Diversified Produce – Americas & ROW reportable segment and one property in Latin America in the Fresh Fruit reportable segment. As a result, related assets with a total net book value of $2.8 million, $0.3 million and $0.2 million, respectively, were transferred to assets held for sale.
In the year ended December 31, 2023, Dole sold the two vessels and properties in Latin in the Fresh Fruit reportable segment, three properties in the U.S. in the Diversified Fresh Produce – Americas & ROW reportable segment and the assets in the U.S. that are excluded from the Vegetables exit process, with a total net book value of $10.0 million, at a total gain of $20.8 million. In the year ended December 31, 2022, Dole sold two buildings in Europe in the Diversified Fresh Produce – EMEA reportable segment, with a total net book value of $2.8 million, at a total gain of $7.8 million. In the year ended December 31, 2021, Dole sold two vessels and a property in Latin America in the Fresh Fruit reportable segment, a ranch in North America and a Corporate-owned plane, with a total net book value of $21.7 million. There were no gains or losses on the sales.
A rollforward of assets held-for-sale for the years ended December 31, 2023 and December 31, 2022 in the consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$200
Additions	3,339
Reclassifications	(120)
Sales	(2,774)
Balance as of December 31, 2022	645
Additions	11,315
Sales	(9,978)
Other	(150)
Balance as of December 31, 2023	$1,832
Actively marketed property
As of December 31, 2023 and December 31, 2022, actively marketed property was $13.8 million and $31.0 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit reportable segment. In the years ended December 31, 2023 and December 31, 2022, Dole sold actively marketed Hawaii land, with net book values of $17.2 million and $20.7 million, respectively, at total gains of $31.7 million and $2.5 million, respectively. In the year ended December 31, 2021, Dole sold actively marketed Hawaii land, with a net book value of $2.4 million, and there were no gains or losses on the sale.

A rollforward of actively marketed property for the years ended December 31, 2023 and December 31, 2022 in the consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$50,364
Measurement period adjustments	1,303
Land sales	(20,660)
Balance as of December 31, 2022	31,007
Land sales	(17,226)
Balance as of December 31, 2023	$13,781
See Note 4 “Acquisitions and Divestitures” for additional detail on measurement period adjustments.
NOTE 12 — PROPERTY, PLANT AND EQUIPMENT
Major classes of property, plant and equipment were as follows:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Land and land improvements	$548,847	$533,027
Buildings and leasehold improvements	300,258	284,679
Machinery and equipment	328,006	296,530
Computer software	76,997	68,101
Vessels and containers	195,218	217,963
Machinery and equipment and vessel containers under finance leases	47,209	37,706
Construction in progress	50,474	53,839
Property, plant and equipment, gross	1,547,009	1,491,845
Accumulated depreciation	(444,775)	(375,721)
Property, plant and equipment, net	$1,102,234	$1,116,124
Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years

Land improvements	1 to 30
Buildings and leasehold improvements*	2 to 50
Machinery and equipment	1 to 25
Computer software	2 to 10
Vessels and containers	1 to 30
Machinery and equipment and vessel containers under finance leases	Shorter of lease term or useful life
*Leasehold improvements are depreciated using the shorter of the useful life or life of the lease.
Depreciation expense on property, plant and equipment totaled $94.0 million, $98.7 million and $54.1 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively, excluding pineapple bearer plants. During the years ended December 31, 2022 and December 31, 2021, Dole incurred an incremental depreciation charge of $41.1 million and $29.6 million, respectively, related to pineapple bearer plants that were brought to fair value in conjunction with acquisitions, that was recognized in cost of sales in the consolidated statements of operations. See Note 4 “Acquisitions and Divestitures” for additional detail. Interest expense capitalized into property, plant and equipment was not material for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS
The gross balance of goodwill was $525.2 million, with accumulated impairment losses of $11.9 million, as of December 31, 2023 and $508.9 million, with accumulated impairment losses of $11.5 million, as of December 31, 2022.
A rollforward of goodwill by reportable segment for the years ended December 31, 2023 and December 31, 2022, was as follows:

	Fresh Fruit	Diversified Fresh Produce – EMEA	Diversified Fresh Produce – Americas & ROW	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$274,048	$140,626	$96,659	$511,333
Additions	—	1,197	—	1,197
Measurement period adjustments	(773)	—	—	(773)
Foreign currency and other	—	(6,198)	(8,106)	(14,304)
Balance as of December 31, 2022	273,275	135,625	88,553	497,453
Additions	—	9,926	—	9,926
Foreign currency and other	—	5,725	208	5,933
Balance as of December 31, 2023	$273,275	$151,276	$88,761	$513,312
See Note 4 “Acquisitions and Divestitures” for additional detail on measurement period adjustments.
Details of Dole’s intangible assets as of December 31, 2023 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,068	—	4,068
Supplier relationships	28,485	(22,315)	6,170
Customer relationships	129,673	(103,118)	26,555
Other	13,426	(8,987)	4,439
	$481,932	$(134,420)	$347,512
Details of Dole’s intangible assets as of December 31, 2022 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,145	—	4,145
Supplier relationships	27,917	(19,528)	8,389
Customer relationships	126,150	(92,873)	33,277
Other	13,093	(7,914)	5,179
	$477,585	$(120,315)	$357,270

A rollforward of intangible assets, excluding goodwill, for the years ended December 31, 2023 and December 31, 2022 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$368,326
Additions	855
Amortization	(10,893)
Foreign exchange impact and other	(1,018)
Balance as of December 31, 2022	357,270
Additions	20
Amortization	(10,198)
Foreign exchange impact and other	420
Balance as of December 31, 2023	$347,512
Amortization expense for definite-lived intangible assets was $10.2 million, $10.9 million and $11.4 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively.
As of December 31, 2023, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years was as follows:

Amount
(U.S. Dollars in thousands)
2024	$9,977
2025	8,808
2026	6,683
2027	5,401
2028	4,175
Thereafter	2,120
Total	$37,164
Dole evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. There was no impairment of goodwill or intangible assets recorded for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.
As of the October 1, 2023 testing date, the fair values of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were in excess of their respective carrying amounts by 4% and 2%, respectively, and the fair value of the DOLE brand was in excess of its carrying amount by 2%. Unfavorable changes to key assumptions, market conditions, and macroeconomic circumstances could result in future impairment.

NOTE 14 — DEBT
Short-term borrowings, bank overdrafts and long-term debt consisted of the following:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Revolving Credit Facility	$89,750	$183,909
Term Loan A and Term Loan B	810,975	823,875
Vessel financing loans	74,774	89,479
Other long-term financing arrangements	34,895	41,483
Other revolving credit facilities, at a weighted average interest rate of 6.5% as of December 31, 2023 (4.8% as of December 31, 2022)	38,770	73,999
Bank overdrafts	11,488	8,623
Finance lease obligations, at a weighted average interest rate of 4.2% as of December 31, 2023 (3.7% as of December 31, 2022)	33,184	29,885
Total debt, gross	1,093,836	1,251,253
Unamortized debt discounts and debt issuance costs	(14,395)	(17,874)
Total debt, net	1,079,441	1,233,379
Current maturities, net of unamortized debt discounts and debt issuance costs	(222,940)	(97,435)
Bank overdrafts	(11,488)	(8,623)
Long-term debt, net	$845,013	$1,127,321
Term Loan and Revolving Credit Facility
Under the terms of the Credit Agreement entered into on March 26, 2021 (and subsequently amended on August 3, 2021), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”) which provided for borrowings of $300.0 million and $540.0 million, respectively.

In June 2023, the Company amended the Credit Agreement to replace the U.S. dollar LIBOR benchmark rate with SOFR plus a spread. U.S. dollar borrowings under the Revolving Credit Facility refer to SOFR as the benchmark rate plus an adjustment of 0.10%. U.S. dollar borrowings under the Term Loan A refer to SOFR as the benchmark rate plus a spread adjustment of 0.10%. For Term Loan B borrowings, the Company elected to adopt the LIBOR fallback provisions and replaced LIBOR with SOFR as the benchmark rate plus a spread adjustment that varies from 0.11% to 0.72%, depending on the tenor of the borrowing.
Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) SOFR plus 0.10%, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) SOFR plus the applicable credit spread adjustment, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 17 “Derivative Financial Instruments”, the Company enters into interest rate swap arrangements to convert a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
Principal payments of $1.9 million under Term Loan A are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028. Under the terms of the Credit Agreement, the Company may be required to use a portion of the proceeds from the Vegetables exit process to make a prepayment on Term Loan A and Term Loan B. The estimated minimum prepayment associated with the terms of the Fresh Express Agreement has been reclassified from long-term debt, net, to current maturities in the consolidated balance sheets as of December 31, 2023. Because the Company now plans to exit the Fresh Vegetables division through an alternative process, the estimated minimum prepayment may change. The Revolving Credit Facility has an expiration date of August 3, 2026.

As of December 31, 2023, amounts outstanding under Term Loan A and Term Loan B were $811.0 million, in the aggregate, and borrowings under the Revolving Credit Facility were $89.8 million. After taking into account approximately $5.9 million of related outstanding letters of credit, Dole had $504.3 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2023. As of December 31, 2022, amounts outstanding under Term Loan A and Term Loan B were $823.9 million, in the aggregate, and borrowings under the Revolving Credit Facility were $183.9 million. After taking into account approximately $15.0 million of related outstanding letters of credit, Dole had $401.1 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2022.
Borrowings under the Credit Agreement are secured by substantially all of the Company’s material U.S. assets of wholly owned subsidiaries, certain European assets and by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe.
Vessel Financing Loans
On December 11, 2015, Dole entered into three secured loan agreements (“first vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of three new vessels. The first vessel facility consists of three tranches, each tied to a specific vessel, which allowed the Company to borrow up to 70%, or $37.0 million, of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments. The first vessel facility bears interest at a rate per annum equal to LIBOR plus 2.00% to 3.25% and will mature on May 18, 2028. As of December 31, 2023 and December 31, 2022, Dole’s borrowings under the first vessel facility were $39.3 million and $48.6 million, respectively.
On October 30, 2020, Dole entered into two additional secured loan agreements (“second vessel facility”) of $49.1 million, in the aggregate, to finance a portion of the acquisition costs of two new vessels, which were delivered in 2021. Each agreement was tied to a specific vessel which allowed Dole to borrow 60%, or $24.5 million, of the contract cost of each vessel, collateralized by the completed vessel. On January 14, 2021 and April 7, 2021, the first and second loans were funded for $24.5 million each and mature on January 14, 2030 and April 7, 2030, respectively. The second vessel facility bears interest at a rate per annum equal to LIBOR plus 3.25% and principal and interest payments are due semi-annually in arrears for 18 consecutive installments. As of December 31, 2023 and December 31, 2022, Dole’s borrowings under the second vessel facility were $35.5 million and $40.9 million, respectively.
Other Financing Arrangements
Dole’s other financing arrangements consist of a number of loan agreements entered into to finance other capital expenditures and working capital requirements.
As of December 31, 2023 and December 31, 2022, the Company had $8.6 million and $11.5 million, respectively, in other financing arrangements outstanding related to a secured long-term asset financing arrangement for farms in Chile. The terms of the financing arrangement include a 10-year loan of $23.1 million due in June 2026 that bears interest at a rate per annum equal to LIBOR plus 2.39%. Principal and interest payments are due semi-annually in arrears. The long-term financing arrangement is collateralized by the purchased farms and their related assets.
As of December 31, 2023 and December 31, 2022, the Company had $9.3 million and $11.3 million, respectively, in other financing arrangements outstanding related to two secured long-term asset financing arrangements for pineapple farms in Costa Rica. Both agreements provide for a 10-year loan and are collateralized by the purchased farms and their related assets. The first agreement, maturing in July 2026, bears interest at a rate per annum equal to LIBOR plus 5.00%, adjustable annually, with a floor rate of 5.50% per annum. Interest and principal payments are due monthly in arrears. The second agreement, maturing in July 2031, includes principal payments of $10.1 million that was paid in July of 2022 and $3.1 million due in July of 2031, with a single payment of $0.4 million for interest which was paid in July of 2022.
As of December 31, 2023 and December 31, 2022, the Company had $17.0 million and $18.7 million, respectively, of remaining other financing arrangements, none of which are individually significant.

Other Credit Facilities
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries had other lines of credit and bank overdraft facilities at various local banks of approximately $269.6 million as of December 31, 2023 and $252.3 million as of December 31, 2022. These lines are primarily used to fund seasonal working capital requirements, short-term borrowings and bank guarantees. They consist of both secured and unsecured facilities, committed and uncommitted, and some are guaranteed by the Company and certain subsidiaries. The majority of Dole’s other lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand. As of December 31, 2023 and December 31, 2022, total bank overdrafts were $11.5 million and $8.6 million, respectively, and other amounts outstanding under these lines were $38.8 million and $74.0 million, respectively. As of December 31, 2023 and December 31, 2022, after taking into account outstanding letters of credit, Dole had $217.2 million and $167.6 million, respectively, available for use under these lines.
Finance Lease Obligations
As of December 31, 2023 and December 31, 2022, Dole’s finance lease obligations of $33.2 million and $29.9 million, respectively, primarily relate to machinery and equipment and vessel containers, which continue through 2031.
Covenants and Restrictions
Provisions under the credit facilities include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends.
The credit facilities require Dole to maintain compliance with a maximum leverage ratio, which was initially set at 4.50 to 1.00 beginning December 31, 2021, with step-downs to (i) 4.25 to 1.00 for fiscal year 2022 and (ii) 4.00 to 1.00 for each fiscal year thereafter. As of December 31, 2023, Dole was in compliance with all applicable covenants.
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
The amortization expense related to Dole’s deferred debt discounts and     issuance costs is recorded as interest expense in the consolidated statements of operations. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, amortization expense related to deferred debt discounts and issuance costs was $5.8 million, $6.0 million and $2.6 million, respectively.

Maturities of Current and Long-Term Debt
Stated maturities with respect to current and long-term debt, excluding finance lease obligations, as of December 31, 2023 were as follows:

Amount
(U.S. Dollars in thousands)
2024	$223,904
2025	35,877
2026	349,720
2027	23,167
2028	408,561
Thereafter	19,423
Total	$1,060,652
For maturities of finance lease obligations, refer to Note 16 “Leases”.
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
The Company sponsors six funded defined benefit pension plans including a U.S. qualified plan and five plans outside of the U.S., two of which are based in Ireland, two are based in the U.K., and one is based in Canada. The Company had previously sponsored a Netherlands scheme which was settled in the year ended December 31, 2022. The Company also sponsors unfunded international pension plans (primarily in Latin America) and OPRB plans.
The Company continues a strategy to de-risk its exposure to defined benefit schemes. Substantially all U.S. pension benefits were frozen on December 31, 2001. The plans in Ireland are closed to new entrants, and salaries for defined benefit purposes have been capped, with any salary increases above the cap eligible on a defined contribution basis since 2009. Starting in 2017, Enhanced Transfer Value (“ETV”) programs and buy-in contracts have been initiated for certain members of the Irish plans. Under ETV programs, accumulated accrued benefits for affected members were transferred from the Irish Plans which eliminated future accrual of benefits and entitled the members to receive a transfer value above the statutory minimum amount. Bulk annuity policies (buy-in contracts) were purchased from insurers that provide payments back to the pension scheme to cover the benefits for the affected members. Under the buy-in contracts, the responsibility to pay the pension obligations still rests with the plan and the obligation is still recorded by the Company. Both of the U.K. schemes are closed to new entrants and to new accruals.
Dole’s SERP is a non-qualified benefit and executive compensation plan, and Dole’s ESP plan is a non-qualified deferred compensation plan. Both are funded through investments in Rabbi Trusts. Following a change of control event, Dole is obligated, under the provisions of the respective trust agreements, to contribute an amount sufficient to meet the ESP obligation for benefits earned through the change in control year and the ongoing value of the projected benefit obligation of the SERP. The assets held in the Rabbi Trusts are subject to the claims of Dole’s general unsecured creditors. As of December 31, 2023, $5.9 million of the assets was classified as short-term and included in short-term investments in the consolidated balance sheets, and $16.0 million was classified as long-term and included in long-term investments in the consolidated balance sheets. As of December 31, 2022, $5.4 million was classified as short-term and $16.5 million was classified as long-term.

Obligations and Funded Status
The funded status of Dole’s defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Change in projected benefit obligation:	(U.S. Dollars in thousands)
Benefit obligation at beginning of the year	$181,835	$253,880	$228,147	$349,001	$13,144	$17,572
Service cost	214	256	5,799	4,465	1	3
Interest cost	8,923	4,943	11,730	8,219	693	443
Net actuarial loss (gain)	4,802	(47,439)	8,482	(82,819)	2,146	(1,726)
Curtailments, settlements and terminations, net	—	(8,217)	(10,033)	(27,511)	—	—
Employee contributions	—	—	182	—	—	—
Benefits paid	(20,052)	(21,588)	(10,891)	(10,012)	(2,733)	(3,148)
Foreign exchange impact and other	—	—	6,251	(13,196)	—	—
Benefit obligation at end of the year	$175,722	$181,835	$239,667	$228,147	$13,251	$13,144
Change in plan assets:
Fair value of plan assets at beginning of the year	$154,206	$224,749	$147,925	$235,301	$—	$—
Actual return on plan assets	12,311	(44,601)	9,722	(46,116)	—	—
Company contributions	2,781	3,863	15,725	12,104	2,733	3,177
Employee contributions	—	—	182	—	—	—
Benefits paid	(20,052)	(21,588)	(10,891)	(10,012)	(2,733)	(3,177)
Curtailments, settlements and terminations, net	—	(8,217)	(11,998)	(25,767)	—	—
Foreign exchange impact and other	—	—	6,503	(17,585)	—	—
Fair value of plan assets at end of the year	$149,246	$154,206	$157,168	$147,925	$—	$—
Funded status	$(26,476)	$(27,629)	$(82,499)	$(80,222)	$(13,251)	$(13,144)
Amounts recognized in the consolidated balance sheets:
Other assets	$—	$—	$16,033	$20,938	$—	$—
Pension and postretirement benefits	(2,189)	(2,229)	(12,244)	(13,066)	(2,137)	(1,992)
Pension and postretirement benefits, less current portion	(24,287)	(25,400)	(86,288)	(88,094)	(11,114)	(11,152)
	$(26,476)	$(27,629)	$(82,499)	$(80,222)	$(13,251)	$(13,144)
Amounts recognized in accumulated other comprehensive loss (income), before tax, were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

	(U.S. Dollars in thousands)
Net actuarial loss (gain)	$24,638	$18,341	$11,011	$20,424	$15,180	$50,575	$924	$(1,531)	$166
Prior service benefit	—	—	—	(5,474)	(6,285)	(8,241)	—	—	—
Total	$24,638	$18,341	$11,011	$14,950	$8,895	$42,334	$924	$(1,531)	$166
The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Projected benefit obligation	$274,467	$277,203
Accumulated benefit obligation	257,434	261,248
Fair value of plan assets	149,246	154,208

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with projected benefit obligations in excess of plan assets were as follows:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Projected benefit obligation	$287,718	$290,347
Accumulated benefit obligation	257,434	261,248
Fair value of plan assets	149,246	154,208
Components of Net Periodic Benefit Cost (Income) and Other Changes Recognized in Other Comprehensive Income (Loss)
The components of net periodic benefit cost (income) and other changes recognized in other comprehensive income (loss) for Dole’s U.S. and international pension plans and OPRB plans were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

	(U.S. Dollars in thousands)
Components of net periodic benefit cost (income):
Service cost	$214	$256	$107	$5,799	$4,465	$3,219	$1	$3	$1
Interest cost	8,923	4,943	1,696	11,730	8,219	5,505	693	443	157
Expected return on plan assets	(13,226)	(11,274)	(4,779)	(8,369)	(6,814)	(6,883)	—	—	—
Amortization of:
Net (gain) loss	(580)	—	—	(2,151)	2,166	2,946	(309)	—	—
Prior service benefit	—	—	—	(639)	(618)	(812)	—	—	—
Curtailments, settlements and terminations, net	—	1,106	—	5,649	220	1,756	—	—	—
Other	—	—	—	—	36	238	—	—	—
Net periodic cost (income)	$(4,669)	$(4,969)	$(2,976)	$12,019	$7,674	$5,969	$385	$446	$158

Other changes recognized in other comprehensive income (loss):
Net loss (gain)	$5,717	$7,330	$11,011	$3,394	$(33,264)	$(13,186)	$2,146	$(1,697)	$166
Prior service expense (benefit)	—	—	—	—	1,339	(213)	—	—	—
Amortization of:
Net gain (loss)	580	—	—	2,151	(2,166)	(2,946)	309	—	—
Prior service benefit	—	—	—	639	618	812	—	—	—
Foreign exchange impact and other	—	—	—	(129)	34	(2,026)	—	—	—
Income tax (benefit) expense	(1,574)	(1,781)	2,643	(1,307)	6,226	(3,209)	(622)	402	11
Total recognized in other comprehensive income (loss)	$4,723	$5,549	$13,654	$4,748	$(27,213)	$(20,768)	$1,833	$(1,295)	$177
Total recognized in net periodic benefit cost and other comprehensive income (loss), net of income taxes	$54	$580	$10,678	$16,767	$(19,539)	$(14,799)	$2,218	$(849)	$335
The Company classifies the non-service components of net periodic pension benefit cost within other income, net, in the consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss (gain) and prior service benefit, curtailment or settlement costs and other items.

Assumptions
Weighted average assumptions used to determine benefit obligations were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022

Discount rate	5.10%	5.31%	5.06%	5.26%	5.88%	5.79%
Rate of compensation increase	3.00%	3.00%	3.17%	3.18%	—	—
Rate of increase in pensions	—	—	2.17%	2.07%	—	—
Weighted average assumptions used to determine net periodic benefit cost were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Discount rate	5.31%	2.62%	2.39%	5.26%	2.61%	2.29%	5.79%	3.18%	2.72%
Rate of compensation increase	3.00%	3.00%	3.00%	3.03%	1.98%	2.84%	—	—	—
Rate of increase in pensions	—	—	—	2.07%	1.90%	1.68%	—	—	—
Rate of return on plan assets	6.80%	5.10%	5.00%	4.36%	3.36%	2.85%	—	3.36%	—
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
The accumulated pension benefit obligation for Dole’s OPRB plan was determined using the following assumed annual rate of increase in the per capita cost of covered health care benefits:

	2023	2022
Health care costs trend rate assumed for next year	6.69%	6.65%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	4.50%	4.49%
Year that the rate reaches the ultimate trend rate	2033	2030
Plan Assets
The following is the target asset mix for Dole’s pension plans, which management believes provides the optimal trade-off of diversification and long-term asset growth:

Target Allocation
Fixed income securities	42%
Equity securities	18%
Other	40%
Total	100%

Dole’s pension plan weighted average asset allocation by asset category was as follows:1

	Year Ended
	December 31, 2023	December 31, 2022
Fixed income securities	42%	52%
Equity securities	18%	23%
Other	40%	25%
Total	100%	100%
1 Certain investments are in funds measured at net asset value as presented in the fair value table below.
The plans’ asset allocation includes a mix of fixed income and other investments designed to reduce volatility and equity investments designed to maintain funding ratios and long-term financial health of the plan. The equity investments are diversified across U.S. and international stocks as well as growth, value and small and large capitalization.
Dole employs a total return investment approach whereby a mix of fixed income, equity and other investments is used to maximize the long-term return of plan assets with a prudent level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation and to achieve investment experience over time that will minimize pension expense volatility and minimize Dole’s contributions required to maintain full funding status. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.
Dole determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years. Dole also considers the weighted-average historical rate of returns on investments with similar characteristics to those in which Dole’s pension assets are invested.

Fair Value of Retirement Plan Assets
Dole estimates the fair value of its retirement plan assets based on current quoted market prices. In instances where quoted market prices are not readily available, the fair value of the investments is estimated by the trustee. In obtaining such data from the trustee, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. For Level 2 investments, the fair values are determined using observable prices that are based on inputs not quoted on active markets but corroborated by market data. There were no identified Level 3 investments as of December 31, 2023 and December 31, 2022.
The carrying value and estimated fair values of Dole’s retirement plan assets are summarized below:

	Fair Value Measurements as of December 31, 2023 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(U.S. Dollars in thousands)
Cash and cash equivalents	$7,404	$—	$—	$7,404
Fixed-income securities	23,790	111,281	—	135,071
Insurance contracts	—	34,288	—	34,288
Equity securities	34,127	17,886	—	52,013
Other	2,071	5,493	—	7,564
Investments measured at fair value	67,392	168,948	—	236,340
Investments measured at net asset value				70,074
Total plan assets at fair value	$67,392	$168,948	$—	$306,414

	Fair Value Measurements as of December 31, 2022 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(U.S. Dollars in thousands)
Cash and cash equivalents	$5,695	$8,854	$—	$14,549
Fixed-income securities	33,260	100,964	—	134,224
Insurance contracts	—	16,627	—	16,627
Equity securities	4,930	22,671	—	27,601
Other	8,682	8,135	—	16,817
Investments measured at fair value	52,567	157,251	—	209,818
Investments measured at net asset value				92,313
Total plan assets at fair value	$52,567	$157,251	$—	$302,131
The table below sets forth a summary of the transfers and purchases of the plans’ Level 3 assets for the year ended December 31, 2022:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common Collective Trusts	Interest in 103-12 Investment Companies	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$122	$8,058	$8,180
Settlements and reclassifications	(122)	(8,058)	(8,180)
Balance as of December 31, 2022	$—	$—	$—
Plan Contributions and Estimated Future Benefit Payments
During the year ended December 31, 2023, Dole contributed $0.5 million to its qualified U.S. pension plan. These contributions were made to comply with minimum funding requirements under the Internal Revenue Code without regard to interest rate stabilization. Future contributions to the U.S. pension plan in excess of the minimum funding requirement are voluntary and may change depending on Dole’s operating performance or at management’s discretion. Contributions and benefits paid directly by Dole related to its other U.S. and international pension and OPRB plans totaled $19.4 million during the year ended December 31, 2023.
Dole expects to make $5.5 million of contributions and $16.8 million of direct benefit payments related to its pension and OPRB plans in fiscal year 2024.
The following table presents estimated future benefit payments:

	U.S. Pension Plans	International Pension Plans	OPRB Plans

	(U.S. Dollars in thousands)
2024	$19,677	$18,817	$2,137
2025	18,733	13,517	2,017
2026	17,879	14,971	1,858
2027	17,065	15,421	1,499
2028	16,250	15,587	1,340
Thereafter	68,254	80,480	5,110
Total	$157,858	$158,793	$13,961

Defined Contribution Plans and Other Arrangements
Dole offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation in accordance with plan guidelines. Some of these plans provide for a company match that is subject to a maximum contribution as defined by the plan. Dole’s contributions to its defined contribution plans totaled $23.4 million, $21.4 million and $15.7 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively.
Dole is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to multi-employer defined benefit plans for eligible participants were not material for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.
Dole has numerous collective bargaining agreements with various unions covering approximately 30.3% of Dole’s workforce. Of these unionized employees, 28.1% are covered under a collective bargaining agreement that will expire within one year, and the remaining 71.9% are covered under collective bargaining agreements expiring beyond the upcoming year. These agreements are subject to periodic negotiation and renewal. Failure to renew any of these collective bargaining agreements may result in a strike or work stoppage; however, management does not expect that the outcome of these negotiations and renewals will have a material adverse impact on Dole’s financial condition or results of operations.
NOTE 16 — LEASES
Lease Position
The following tables present the lease-related assets and liabilities recorded in the consolidated balance sheets:

	Lease-related assets as of December 31, 2023		Lease-related assets as of December 31, 2022
	Operating lease right-of-use assets	Property, plant & equipment, net	Operating lease right-of-use assets	Property, plant & equipment, net

	(U.S. Dollars in thousands)
Operating leases	$340,458	$—	$293,658	$—
Finance leases	—	31,618	—	29,177
	$340,458	$31,618	$293,658	$29,177

	Lease-related liabilities as of December 31, 2023
	Current maturities of operating leases	Operating leases, less current maturities	Current portion of long-term debt, net	Long-term debt, net

	(U.S. Dollars in thousands)
Operating leases	$63,653	$287,991	$—	$—
Finance leases	—	—	7,573	25,611
	$63,653	$287,991	$7,573	$25,611

	Lease-related liabilities as of December 31, 2022
	Current maturities of operating leases	Operating leases, less current maturities	Current portion of long-term debt, net	Long-term debt, net

	(U.S. Dollars in thousands)
Operating leases	$57,372	$246,723	$—	$—
Finance leases	—	—	6,609	23,276
	$57,372	$246,723	$6,609	$23,276

Lease Terms and Discount Rates
The weighted-average remaining lease term and discount rate for the Company’s lease profile as of December 31, 2023 and December 31, 2022 was as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years):
Operating leases	8.0	8.2
Finance leases	5.9	5.9

	December 31, 2023	December 31, 2022
Weighted-average discount rate (%):
Operating leases	5.2%	4.5%
Finance leases	4.2%	3.7%
Lease Costs
The following table presents certain information related to lease costs for finance and operating leases for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Finance lease costs:	(U.S. Dollars in thousands)
Depreciation of lease assets	$6,852	$9,740	$6,610
Interest on lease liabilities	1,188	1,223	968
Operating lease costs	61,872	65,487	42,506
Short-term lease costs	21,420	14,219	6,786
Variable lease costs	12,320	17,631	6,938
Sublease income	(346)	(684)	(311)
Total lease costs	$103,306	$107,616	$63,497
Supplementary Cash Flow Data
The following represents the disaggregation of certain cash flow supplementary data by finance and operating lease classifications:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Cash paid for amounts included in the measurement of lease liabilities:	(U.S. Dollars in thousands)
Operating cash flows from finance leases	$1,188	$1,223	$968
Operating cash flows from operating leases	63,844	66,684	33,322
Financing cash flows from finance leases	7,393	8,183	6,332

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Right-of-use assets obtained in exchange for finance lease liabilities	$9,045	$776	$5,452
Right-of-use assets obtained in exchange for operating lease liabilities	86,907	91,063	21,711

The following table reconciles the undiscounted cash flows for each of the first five years and total remaining years to the finance and operating lease liabilities recorded on the balance sheet as of December 31, 2023:

	Finance Leases	Operating Leases

	(U.S. Dollars in thousands)
2024	$7,934	$75,893
2025	9,740	69,661
2026	4,138	59,316
2027	4,108	53,167
2028	4,196	36,771
Thereafter	7,202	133,325
Total lease payments	37,318	428,133
Less: present value discount	(4,134)	(76,483)
	$33,184	$351,650
Related Party Lease Transactions
In the ordinary course of business, Dole enters into a number of lease agreements with related parties. During the periods presented, Dole, as a lessee, had the following lease liability balances with related parties:

	Lease-related Liabilities with Related Parties as of December 31, 2023		Lease-related Liabilities with Related Parties as of December 31, 2022
	Current maturities of operating leases	Operating leases, less current maturities	Current maturities of operating leases	Operating leases, less current maturities

	(U.S. Dollars in thousands)
Operating leases	$4,179	$18,136	$3,787	$22,194
Finance leases	895	—	1,053	895
	$5,074	$18,136	$4,840	$23,089
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
Lessor Accounting
The company leases various types of owned properties to external parties, mainly through operating lease agreements. Leasing assets to external parties is not significant to Dole’s operations. Rental income recognized on agreements where Dole acted as the lessor was as follows:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Rental income:	(U.S. Dollars in thousands)
Other income, net	$8,633	$11,005	$4,979
NOTE 17 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing the volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
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
In June 2023, Dole amended $700.0 million notional value of its interest rate swaps to change the benchmark interest rate from U.S. dollar LIBOR to SOFR. In addition, the floor for each of the swaps that have been designated to hedge Term Loan A borrowings was changed to (0.10%), and the floor for each of the swaps that have been designated to hedge Term Loan B borrowings was changed to (0.11%). The fixed rate of each swap was adjusted to account for the market value difference between the LIBOR and SOFR reference rates.
The interest rate swaps pay a fixed rate of interest at rates between 0.42% and 2.50%, with the receiving rates variable based on SOFR, which were between 5.35% and 5.38% as of December 31, 2023. All interest rate swap arrangements are classified within the consolidated balance sheets based on ultimate maturity date of the arrangement.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
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
Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of December 31, 2023:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States dollar	$29.6 million
Euro	€357.4 million
British pound sterling	£9.0 million
Swedish krona	SEK22.0 million
Chilean peso	CLP$25.6 billion
Interest rate swap contract	$700.0 million

Quantitative Disclosures
Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of December 31, 2023
	Other Receivables	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$1,141	$—	$(5,543)
Non-designated cash flow hedges	140	—	(346)
Fair value hedges	607	—	(986)
Bunker fuel hedges	—	—	(129)
Interest rate swap contracts	7,305	29,868	—
	$9,193	$29,868	$(7,004)

	Fair Value Measurements as of December 31, 2022
	Other Receivables, net	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$490	$—	$(5,726)
Non-designated cash flow hedges	872	—	(206)
Fair value hedges	4	—	—
Bunker fuel hedges	—	—	(3,396)
Interest rate swap contracts	—	59,104	—
	$1,366	$59,104	$(9,328)
Refer to Note 18 “Fair Value Measurements” for the presentation of fair value instruments within the consolidated balance sheets, which includes derivative financial instruments.
The following tables represent Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended December 31, 2023
	Gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other income, net

Realized (losses) gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$(8,461)	$—
Non-designated cash flow hedges	—	1,285	—
Fair value hedges	—	—	639
Bunker fuel hedges	—	(1,020)	—
Total net realized (losses) gains	$—	$(8,196)	$639
Unrealized (losses) gains:
Cash flow hedges	$790	$—	$—
Non-designated cash flow hedges	—	(440)	—
Fair values hedges	—	—	(843)
Bunker fuel hedges	—	2,875	—
Interest rate swap contracts	(21,931)	—	—
Total net unrealized (losses) gains	$(21,141)	$2,435	$(843)

	Year Ended December 31, 2022
	Gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other income, net

Realized gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$22,546	$—
Non-designated cash flow hedges	—	3,341	—
Fair value hedges	—	—	—
Bunker fuel hedges	—	2,834	—
Total net realized gains	$—	$28,721	$—
Unrealized gains (losses):
Cash flow hedges	$(6,380)	$—	$—
Non-designated cash flow hedges	—	589	—
Fair value hedges	—	—	469
Bunker fuel hedges	—	(3,437)	—
Interest rate swap contracts	49,002	—	—
Total net unrealized gains (losses)	$42,622	$(2,848)	$469

	Year Ended December 31, 2021
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other income, net

Realized gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$2,399	$—
Non-designated cash flow hedges	—	(403)	—
Bunker fuel hedges	—	2,358	—
Total net realized gains	$—	$4,354	$—
Unrealized gains (losses):
Cash flow hedges	$1,336	$—	$—
Non-designated cash flow hedges	—	388	—
Bunker fuel hedges	—	(1,645)	—
Interest rate swap contracts	10,102	—	—
Total net unrealized gains (losses)	$11,438	$(1,257)	$—
As of December 31, 2023, the Company expects approximately $18.3 million of deferred net gains from cash flow hedges to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Of the $18.3 million of net deferred gains, $22.7 million relates to deferred gains on interest rate swap contracts and is expected to offset future interest expense on Term Loan A and Term Loan B, and $4.4 million relates to net deferred losses on cash flow hedges and is expected to offset future operational losses on foreign currency exchange rates. Refer to Note 21 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.
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

Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities remeasured at fair value as of December 31, 2023 and December 31, 2022.

		Fair Value Measurements as of December 31, 2023 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$9,193	$—	$9,193
	Accrued liabilities	—	(6,875)	—	(6,875)
Bunker fuel hedges:	Accrued liabilities	—	(129)	—	(129)
Interest rate swap contracts:	Other assets	—	29,868	—	29,868
Rabbi Trust investments:
	Short-term investments	—	—	5,899	5,899
	Long-term investments	—	—	15,970	15,970
Contingent consideration:
	Contingent consideration	—	—	(1,788)	(1,788)
	Contingent consideration, less current portion	—	—	(7,327)	(7,327)
Total		$—	$32,057	$12,754	$44,811

		Fair Value Measurements as of December 31, 2022 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$1,366	$—	$1,366
	Accrued liabilities	—	(5,932)	—	(5,932)
Bunker fuel hedges:	Accrued liabilities	—	(3,396)	—	(3,396)
Interest rate swap contracts:	Other assets	—	59,104	—	59,104
Rabbi Trust investments:
	Short-term investments	—	—	5,367	5,367
	Long-term investments	—	—	16,498	16,498
Contingent consideration:
	Contingent consideration	—	—	(1,791)	(1,791)
	Contingent consideration, less current portion	—	—	(5,022)	(5,022)
Total		$—	$51,142	$15,052	$66,194

The table below sets forth a summary of changes in the fair value of the Level 3 investments, excluding contingent consideration and pension assets, for the years ended December 31, 2023 and December 31, 2022:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$29,548
Net realized and unrealized losses recognized in earnings	(3,835)
Plan contributions	458
Plan distributions	(4,306)
Balance as of December 31, 2022	21,865
Net realized and unrealized losses recognized in earnings*	1,872
Plan contributions	1,153
Plan distributions	(3,021)
Balance as of December 31, 2023	$21,869
*    Net amount comprised realized losses of $0.3 million and unrealized losses of $1.6 million recorded in other income, net, in the consolidated statements of operations.

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
Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of December 31, 2023, securities totaled $21.9 million, of which $5.9 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $16.0 million was classified as long-term and included in long-term investments in the consolidated balance sheets. As of December 31, 2022, securities totaled $21.9 million of which $5.4 million was classified as short-term and $16.5 million was classified as long-term. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.

The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the years ended December 31, 2023 and December 31, 2022:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(7,260)
Additions	(2,907)
Payments	2,909
Remeasurement gain	14
Foreign exchange impact	431
Balance as of December 31, 2022	(6,813)
Additions	(3,854)
Payments	1,662
Remeasurement gain	91
Foreign exchange impact	(201)
Balance as of December 31, 2023	$(9,115)
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
Notes receivable and notes payable: These items have carrying values reported in the consolidated balance sheets that approximate fair value, and they are classified as Level 2.
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
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than one year, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, these instruments are classified as Level 2.

Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Term Loan B based on the bid side of current quoted market prices.
The carrying value, net of debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Carrying value, net of unamortized debt issuance costs	$796,857	$806,326
Unamortized debt issuance costs	14,118	17,549
Gross carrying value	$810,975	$823,875

Estimated fair value	$809,961	$795,039
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
NOTE 19 — CONTINGENCIES
Guarantees and Other Contingencies
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to twenty years, often with an option to renew. As of December 31, 2023 and December 31, 2022, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $48.6 million and $61.4 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain equity method investees. As of December 31, 2023 and December 31, 2022, total guarantees under these arrangements were $6.4 million and $9.2 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Each of the following Irish registered subsidiaries of the Company may avail of the exemption from filing its statutory financial statements for the year ended December 31, 2023 as permitted by Section 357 of the Companies Act 2014. If any of these Irish registered subsidiaries of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of Section 357 (1) (b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended December 31, 2023:

•Dole Management Services Limited
•Finantic Limited
•Total Produce International Holdings Limited
•Dole Ireland Limited
•Uniplumo (Ireland) Limited
•Dole Receivables DAC

Hawaii Spillway
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. On July 5, 2023, Hawaii Senate Bill 833 was signed into law by the Governor of Hawaii, pursuant to which the Office of the Governor will negotiate the acquisition of Dole’s interests in the reservoir and associated irrigation system. The bill also appropriates funds for the State to repair and maintain the irrigation system and the associated spillway. The Company does not deem a resulting loss from the contingency associated with the costs to modify the spillway to be probable and, thus, has not recognized a liability in the consolidated balance sheets.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows.
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaraguan judgments, most of which are pending in Nicaragua and are inactive. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all of this amount. 24 of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.
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

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960’s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims and eliminated Shell’s demands for indemnification related to the homeowner and City of Carson cases. Shell’s equitable claims related to the cleanup costs were tried and, on November 9, 2022, the jury delivered a verdict deciding that Shell properly incurred and will incur a total of $266.6 million in cleanup costs, and that BHC should bear 50.0% of those costs, or $133.3 million. BHC has filed an appeal. In June 2023, the trial court granted Shell’s motion to add Dole Food Company, Inc. to the BHC judgment as an alter ego of BHC and ordered Shell to reimburse BHC approximately $26.7 million in attorney’s fees, which serves as an offset to the BHC judgment amount. Dole Food Company, Inc., has appealed the alter ego ruling and secured a bond sufficient to stay enforcement of the judgement. Shell has appealed the award of the attorney’s fees.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the CAO are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows, because management believes the risk of loss is remote.
NOTE 20 — RELATED PARTY TRANSACTIONS
Balmoral International Land Holdings plc (“Balmoral”) is a related party of Dole plc, because the Chair of the Board of Dole plc is also the Chair of the Board of Balmoral. In the years ended December 31, 2023, December 31, 2022 and December 31, 2021, a subsidiary of Dole sub-leased or leased buildings to or from Balmoral, was in receipt of property management services from Balmoral and provided IT management services to Balmoral. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, total net expenses related to Balmoral were $1.9 million, $2.0 million and $1.6 million, respectively.
Balkan Investment Company (“Balkan”) is a related party of the Company, because it is the beneficial owner of more than 5% of the Company’s Ordinary shares. In the year ended December 31, 2023, a subsidiary of Dole sub-leased a portion of a building and provided other services to Balkan. Total income received for the years ended December 31, 2023 and December 31, 2022 were $0.2 million and $0.1 million, respectively, and not material for the year ended December 31, 2021.
Mr. Murdock is a significant shareholder of Dole plc and former owner of Legacy Dole. Mr. Murdock owns, inter alia, the real estate company, Castle and Cooke, Inc. Net expenses from various companies of Mr. Murdock were $5.3 million for the year ended December 31, 2023 and primarily relate to the lease of equipment. Net expenses amounted to $4.3 million and $0.6 million for the years ended December 31, 2022 and December 31, 2021, respectively.
See Note 22 “Investments in Unconsolidated Affiliates” for details of transactions with equity method investees, Note 16 “Leases” for details of lease-related liabilities with related parties and Note 19 “Contingencies” for details of related party guarantees.
All other transactions with related parties were not material for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, and other outstanding receivables from and payables to related parties were not material as of December 31, 2023 and December 31, 2022.

NOTE 21 — STOCKHOLDERS’ EQUITY
Common Stock
As of December 31, 2023, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of December 31, 2023, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.
A rollforward of share activity as of December 31, 2023 and December 31, 2022 was as follows:

Amount
(In thousands)
Outstanding shares as of December 31, 2021	94,878
Net shares issued related to stock-based compensation	21
Outstanding shares as of December 31, 2022	94,899
Net shares issued related to stock-based compensation	30
Outstanding shares as of December 31, 2023	94,929
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of stock options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of December 31, 2023, there were 5.7 million shares available for future grant under the Plan and 1.6 million shares available for future issue under awards granted.
For the years ended December 31, 2023 and December 31, 2022, stock-based compensation expense related to the Plan was $6.1 million and $4.5 million, respectively, and was not material in the year ended December 31, 2021. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the consolidated statements of operations.
Compensation expense for stock options is determined based on the grant date fair value of the award, calculated using the Black Scholes options-pricing model. Company stock options generally vest over a three year-service period and expire ten years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates, and compensation expense is adjusted based on actual forfeitures. The weighted-average grant date fair value per share of stock options granted during 2021 was $4.47.
In the years ended December 31, 2023 and December 31, 2022, additional RSU awards were issued under the Plan that vest over a one to three year-service period, and new RSU awards were issued under the Plan if certain market conditions are met. Stock compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award, calculated using a Monte Carlo simulation approach. These awards vest over a three-year service period, and forfeitures are estimated on the date of grant based on historical forfeiture rates, with stock compensation expense adjusted based on actual forfeitures. The following table summarizes the assumptions used for estimating the fair values of the stock options and RSUs with a market condition upon grant date:

Type of Award	Risk-free interest rate	Expected volatility	Dividend yield	Expected term (years)

For the year ended December 31, 2023:
RSUs with a market condition	4.0%	35.0%	2.8%	N/A
For the year ended December 31, 2022:
RSUs with a market condition	2.1%	45.0%	2.5%	N/A
For the year ended December 31, 2021:
Stock options	0.9%	32.5%	1.5%	6.5
For the year ended December 31, 2023, a rollforward of share-based compensation awards outstanding by number and weighted-average exercise price of stock options or weighted-average grant-date fair value of RSUs and RSUs with a market condition was as follows:

	Stock Options		RSUs		RSUs with a market condition
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average grant date fair value	Number of shares	Weighted-average grant date fair value

	(Number of shares in thousands and weighted-average amounts are U.S. dollars per share)
Outstanding awards as of December 31, 2022	453	$15.72	412	$13.71	400	$13.59
Granted	—	—	253	12.06	209	16.95
Vested	—	—	(58)	10.24	—	—
Forfeited	—	—	(14)	13.52	(49)	11.65
Outstanding awards as of December 31, 2023	453	$15.72	593	$13.35	560	$15.01
The total unrecognized compensation cost related to the unvested awards as of December 31, 2023 was $8.1 million. The remaining unrecognized compensation cost as of December 31, 2023 will be recognized over a weighted-average period of approximately 1.5 years.
Dividends Declared
The following table summarizes dividends per share declared for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

Year Ended
December 31, 2023		December 31, 2022		December 31, 2021
Date Declared	Amount	Date Declared	Amount	Date Declared	Amount
	(U.S. Dollars)		(U.S. Dollars)		(U.S. Dollars)
11/15/2023	$0.08	11/16/2022	$0.08	12/2/2021	$0.08
8/16/2023	$0.08	8/22/2022	$0.08	5/28/2021	$0.03
5/17/2023	$0.08	5/24/2022	$0.08	1/29/2021	$0.01
3/6/2023	$0.08	3/14/2022	$0.08
The following table summarizes total dividends declared for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Dividends	$(30,750)	$(30,582)	$(24,699)
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of December 31, 2023, Dole had $445.5 million available to declare or pay a dividend. See Note 25 “Subsequent Events” for further detail on dividends declared after December 31, 2023.

Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$(2,578)	$(77,445)	$(48,780)	$(128,803)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	12,764	1,857	(27,669)	(13,048)
Reclassification of pension activity to accumulated other comprehensive loss*	—	15,462	—	15,462
Gross amounts reclassified from accumulated other comprehensive loss	(2,418)	378	1,721	(319)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	863	(74)	—	789
Net other comprehensive income (loss) attributable to Dole plc	11,209	17,623	(25,948)	2,884
Balance as of December 31, 2021	$8,631	$(59,822)	$(74,728)	$(125,919)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	54,523	21,530	(38,329)	37,724
Gross amounts reclassified from accumulated other comprehensive loss	(28,522)	1,548	5,445	(21,529)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	5,785	(194)	—	5,591
Net other comprehensive income (loss) attributable to Dole plc	31,786	22,884	(32,884)	21,786
Balance as of December 31, 2022	$40,417	$(36,938)	$(107,612)	$(104,133)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	(515)	(8,490)	20,900	11,895
Gross amounts reclassified from accumulated other comprehensive loss	(20,669)	(3,679)	(253)	(24,601)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	5,170	878	—	6,048
Net other comprehensive income (loss) attributable to Dole plc	(16,014)	(11,291)	20,647	(6,658)
Balance at December 31, 2023	$24,403	$(48,229)	$(86,965)	$(110,791)
*See Note 2 “Basis of Presentation and Summary of Significant Accounting Policies” for details on the reclassification of pension activity in the year ended December 31, 2021.

The following table includes details about gross (gains) losses reclassified from accumulated other comprehensive loss by component of accumulated other comprehensive loss:

	(Gains) losses reclassified out of Accumulated Other Comprehensive Loss in the year ended
	December 31, 2023	December 31, 2022	December 31, 2021	Affected line item in the Statement of Operations

	(U.S. Dollars in thousands)
Fair value of Derivatives:
Interest rate swap contracts	$(29,130)	$(5,976)	$1,323	Interest expense
Cash flow hedges	8,461	(22,546)	(2,399)	Cost of sales
Cash flow hedges	—	—	(1,342)	Equity method earnings
Foreign currency translation	(253)	5,445	—	Other income, net
Foreign currency translation	—	—	1,721	Equity method earnings
Pension and other postretirement benefits	(3,679)	1,548	2,134	Other income, net
Pension and other postretirement benefits	—	—	(1,756)	Equity method earnings
Total (gains) losses reclassified	$(24,601)	$(21,529)	$(319)
NOTE 22 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of December 31, 2023, Dole’s investments in unconsolidated affiliates were $131.7 million, of which $128.3 million represented equity method investments, and $3.4 million represented investments in which Dole does not have significant influence. As of December 31, 2022, Dole’s investments in unconsolidated affiliates were $124.2 million, of which $120.9 million represented equity method investments, and $3.3 million represented investments in which Dole does not have significant influence. There are no significant investees in which Dole holds 20.0% or more of their voting stock that are not accounted for using the equity method of accounting.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases equity method earnings in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases equity method earnings in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Cash dividends received from investments in which Dole does not have significant influence are recorded in other income, net, and have historically not been significant.
Legacy Dole
Prior to the Acquisition described in Note 4 “Acquisitions and Divestitures”, Total Produce had a 45.0% equity ownership interest in Legacy Dole. As a part of the Acquisition, Legacy Dole became a subsidiary of Dole plc and the acquiree of Total Produce. As such, Legacy Dole results are included in the consolidated results of the Company from the Acquisition Date of July 29, 2021 to December 31, 2021.

Summarized financial information for Legacy Dole for the period from January 1, 2021 to July 29, 2021, are as follows in the tables below. Unless otherwise noted, the results included herein represent Legacy Dole’s operations rather than the share attributable to the Company.

Period Ended
July 29, 2021

Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenue, net	$2,878,597
Cost of sales	(2,601,253)
Selling, marketing, general and administrative expenses	(124,417)
Net interest expense	(36,998)
Equity method earnings	27
Other income, net	2,859
Income tax expense	(30,557)
Less: Net income attributable to noncontrolling interests	(1,872)
Net income attributable to equity shareholders	$86,386
Dole plc share of net income attributable to equity shareholders	$38,874
The following table presents sales to and purchases from Legacy Dole for the period from January 1, 2021 to July 29, 2021:

Period Ended
July 29, 2021

(U.S. Dollars in thousands)
Sales	$9,974
Purchases	30,856

Investments in Other Unconsolidated affiliates
A rollforward of the carrying amount of Dole’s investments in unconsolidated affiliates as of December 31, 2023 and December 31, 2022 was as follows:

Amount
(U.S. Dollars in thousands)
Carrying amount as of December 31, 2021	$128,407
Share of income after tax	7,270
Additions	3,450
Subsidiary becoming equity method investment	712
Disposals	(1,087)
Dividends received from investments	(9,391)
Foreign exchange impact and other	(5,127)
Carrying amount as of December 31, 2022	124,234
Share of income after tax	14,721
Additions	532
Subsidiary becoming equity method investment	(84)
Disposals	(1,046)
Dividends received from investments	(9,388)
Foreign exchange impact and other	2,735
Carrying amount as of December 31, 2023	$131,704
The Company recognized income tax expense of $5.8 million, $4.4 million and $0.8 million during the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively, related to equity method investments.
Investments in unconsolidated affiliates becoming subsidiaries
For the year ended December 31, 2023 and December 31, 2022, step-up acquisitions were not material.
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
Disposal of equity method investees
During the year ended December 31, 2023, the Company disposed of its 50% investment in Skyview Cooling Co., a company based in the U.S, which had a carrying value of $1.1 million as of the disposal date. As a result of this disposal, the Company recognized a gain of $0.5 million.

During the year ended December 31, 2022, the Company disposed of its 50% investment in Suri Agro Fresh Private Limited, a fresh produce company based in India, which had a carrying value of $1.1 million as of the disposal date. As a result of this disposal, the Company recognized a $0.6 million loss.
During the year ended December 31, 2021, the Company disposed of a 50% investment in Peviani S.p.A., a fresh produce company based in Italy, which had a carrying value of $9.4 million as of the disposal date. As a result of this disposal, the Company recognized a $1.1 million gain.
Summarized Financial Information - Other Investments
Summarized aggregated financial information for all other equity method investments for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and as of December 31, 2023 and December 31, 2022 are as follows in the tables below. Unless stated otherwise, the information reflects the amounts reported in the financial statements of the investment entities rather than the share attributable to the Company.

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenue, net	$1,872,916	$1,720,489	$1,760,608
Cost of sales	(1,743,920)	(1,614,293)	(1,601,557)
Other activity	(103,921)	(88,759)	(123,603)
Net income	$25,075	$17,437	$35,448
Net income attributable to Dole plc	$14,721	$7,270	$14,851

	December 31, 2023	December 31, 2022

Summary Balance Sheets:	(U.S. Dollars in thousands)
Current assets	$398,628	$334,317
Non-current assets	315,862	297,337
Current liabilities	(295,022)	(221,370)
Non-current liabilities	(148,892)	(147,507)
Noncontrolling interest	(1,616)	(2,057)
Net assets	$268,960	$260,720
Dole plc share of net assets	100,263	94,318
Goodwill	28,043	26,551
Carrying amount of investments	$128,306	$120,869
Transactions with Other Unconsolidated affiliates
The following table presents sales to and purchases from other investments in unconsolidated affiliates for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Sales	$127,642	$121,092	$109,965
Purchases	166,676	161,841	141,975

The following tables presents amounts due from and to investments in unconsolidated affiliates as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$25,066	$27,503
Amounts due from investments in unconsolidated affiliates presented within other receivables	4,138	3,224
Amounts due to investments in unconsolidated affiliates presented within accounts payable	(10,514)	(8,959)
Amounts due from investments in unconsolidated affiliates presented within other assets	9,220	8,396
Reconciliation of Equity Method Earnings
The following table provides a reconciliation of equity method earnings in the consolidated statements of operations for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Equity method earnings - other than Legacy Dole	$14,721	$7,270	$14,851
Equity method earnings - Legacy Dole	—	—	38,874
Deferred income tax expense related to Legacy Dole	—	—	(10,441)
Share of equity method earnings	14,721	7,270	43,284
Impairment of original 45.0% investment in Legacy Dole	—	—	(122,926)
Gain on preexisting contractual arrangements with Legacy Dole	—	—	93,000
Gain on release of deferred tax reserves attributable to Legacy Dole	—	—	20,124
Gain on release of Legacy Dole indemnities	—	—	4,403
Gain on release of cumulative equity reserves attributable to Legacy Dole	—	—	1,376
Net impact of step-up acquisition of Legacy Dole	—	—	(4,023)
Gain on step-up acquisition of other equity method investments	—	—	7,670
Gain (loss) on disposal of equity method investments	470	(544)	1,096
Equity method earnings	$15,191	$6,726	$48,027
NOTE 23 — VARIABLE INTEREST ENTITIES
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
The Company holds variable interests in a fresh produce business, El Parque, which is considered a VIE in which Dole is not the PB. On December 16, 2016, the Company acquired shares in El Parque. As of December 31, 2023, Dole has 50.000% of the series A shares and 49.995% of the series B shares in El Parque, with remaining series A shares held by Inversiones Dona Isidora Limitada (“IDI”) and remaining series B shares held by individual investors. The El Parque Board of Directors comprises four members, two from Dole and two from IDI.

Dole and IDI both have equal management representation on the board and equity participation, as only series A shares have voting rights. Further, all significant activities of El Parque are managed by the unanimous consent of the board. Therefore, Dole does not meet the power criteria required to be considered the PB nor holds a controlling financial interest in El Parque.
During the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company did not provide any financial support to or guarantees in respect of debt issued by El Parque. Dole’s maximum exposure to loss represents the amount that would be absorbed by the Company in the event that all assets held in El Parque had no value. As of December 31, 2023 and December 31, 2022, Dole’s maximum exposure to loss in El Parque was equivalent to the carrying value of its investment in the entity of $11.4 million and $10.7 million, respectively.
Prior to the Acquisition, Legacy Dole was also a VIE in which the Company was not the PB. Legacy Dole was determined to be a VIE, as the Company’s voting interest and economic interest were not proportionate. See Note 22 “Investments in Unconsolidated Affiliates” for further detail.
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
NOTE 24 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjusting for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards for diluted earnings (loss) per share. For the year ended December 31, 2021, the weighted average number of shares used within the calculation was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction.

The following table presents basic and diluted earnings (loss) per share for each of the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Income from continuing operations	$177,527	$168,230	$37,561
Less: Net income attributable to noncontrolling interests	(31,646)	(25,287)	(24,212)
Income from continuing operations attributable to Dole plc	145,881	142,943	13,349
Loss from discontinued operations, net of income taxes	(21,818)	(56,447)	(20,568)
Net income (loss) attributable to Dole plc	$124,063	$86,496	$(7,219)

Weighted average number of shares outstanding:
Weighted average number of shares – basic	94,917	94,886	72,190
Effect of share awards with a dilutive effect	201	28	194
Weighted average number of shares – diluted	95,118	94,914	72,384

Income (loss) per share:
Basic:
Continuing operations	$1.54	$1.51	$0.18
Discontinued operations	(0.23)	(0.60)	(0.28)
Net income (loss) per share attributable to Dole plc	$1.31	$0.91	$(0.10)
Diluted:
Continuing operations	$1.53	$1.51	$0.18
Discontinued operations	(0.23)	(0.60)	(0.28)
Net income (loss) per share attributable to Dole plc	$1.30	$0.91	$(0.10)
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the year. The calculation of diluted earnings (loss) per share for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 does not include the effect of certain awards, because to do so would be antidilutive.
NOTE 25 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through March 28, 2024, the date that Dole’s consolidated financial statements were issued.
On January 4, 2024, Dole paid a cash dividend of $0.08 per share, totaling $7.6 million, to shareholders for the third quarter dividend declared on November 15, 2023. On February 28, 2024, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2023 of $0.08 per share, payable on April 4, 2024, to shareholders of record on March 21, 2024.
On February 27, 2024, Dole entered into a definitive agreement with PTF Holdings, LLC (“PTF Holdings”) pursuant to which Dole agreed to sell its 65.0% stake in Progressive Produce to PTF Holdings for gross proceeds of $120.3 million in cash. The transaction closed on March 13, 2024.
On March 27, 2024, Dole and Fresh Express agreed to terminate the Fresh Express Agreement due to a failure to obtain regulatory approval. Dole also announced that it is in the process of pursuing alternative transactions through which it will exit the Fresh Vegetables business.