Form 20-F
period 2024-12-31
Dole plc
filed 2025-03-11
CIK 1857475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 95,040,517 Ordinary shares, par value $0.01 per share.

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
References to the “Transaction”, “IPO Transaction” or “IPO” refers to the initial public offering of Dole plc on the New York Stock Exchange (“NYSE”) that consummated on July 30, 2021 and closed on August 3, 2021.
References to “Mr. Murdock” or “C&C Parties” refer to David H. Murdock and his affiliates, the former majority owner of Legacy Dole prior to the Merger.
The term “F-1 Filing” refers to the Registration Statement on Form F-1 (File No. 333-257621) that was filed on July 2, 2021 by Dole plc and amended on July 19, 2021, July 22, 2021 and July 28, 2021.
References to the “Annual Report” refer to the information on Form 20-F for the year ended December 31, 2024 filed herein.
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
Fresh produce is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are increasingly common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire harvests may be lost in some geographic areas. In addition, weather patterns may affect consumer demand, creating shortages in key products. For example, we experience an increased demand for salads during summer months, and prolonged warm weather may stress our ability to meet such demand. Conversely, extended bouts of cold or other inclement weather may depress such demand, leading to wasted product. Adverse weather may also impact our supply chains, preventing us from procuring supplies necessary to run our operations and delivering our products to our customers. Effects of climate change, such as outsized weather events and natural disasters may prolong or worsen such impacts. For example, our operations have been adversely impacted by hurricanes in recent years and we are continually monitoring climatic conditions such as El Niño and La Niña which could disrupt many of our key growing regions such as those in Central and South America. Such adverse conditions can increase costs, decrease revenue and lead to additional charges, which may have an adverse effect on our business, financial condition and results of operations.
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

Instances of Banana Fusarium Wilt Tropical Race 4 (“TR4”), a serious vascular crop disease that affects bananas, have occurred in certain areas where we source product. TR4 significantly reduces productivity of banana crops and destroys affected banana plants. In the 1950’s, a predecessor disease to TR4, Banana Fusarium Wilt Tropical Race 1 (“TR1”), resulted in the banana industry discontinuing cultivation of the Gros Michel banana, which is susceptible to TR1, and moving to the Cavendish variety. While TR4 is a significant threat to the Cavendish banana, other options currently exist and are being developed. For example, a TR4-tolerant banana variety has been identified and is currently being used in Asia and Australia where TR4 has been present for many years. It is approximately 15-20% less productive than the Cavendish, however, making production costs higher.

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
We may be unable to prevent TR4’s spread or develop bananas fully resistant to the disease, causing increased costs or decreased revenues, which may have an adverse effect on our business, financial condition and results of operations. Efforts to develop a fully resistant plant may not succeed, and even if those efforts were to succeed, fruit from fully resistant plants may not be marketable due to consumer preference or government regulation.
We are subject to the risk of product contamination and product liability claims.
The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties and quality issues such as product contamination or spoilage, including the presence of foreign objects, substances, chemicals or other agents or residues introduced during the growing, storage, processing, handling or transportation phases. From time-to-time, we have been involved in product liability lawsuits, and we cannot ensure that consumption of our products will not cause a health-related illness in the future, that we will not be subject to claims or lawsuits relating to such matters or that we will not need to initiate recalls of our products in response to the foregoing. In the past, we have initiated recalls, including Class I recalls, for possible contamination of produce with allergens or bacteria, such as Salmonella, E. coli and Listeria monocytogenes. For example, we issued voluntary recalls in February 2024, January 2022 and December 2021 and at times temporarily ceased operations at our facilities in Ohio and Arizona, after packaged salads produced at those facilities were found to have been contaminated with Listeria monocytogenes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.
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
We face strong competition from many companies and competing consumer choices in all of our product lines. Consumers have an exceedingly broad range of choices when it comes to consuming produce, including, for example, choosing between whole fresh, value-added fresh (e.g., fresh cut produce and prepared produce in retail deli), shelf-stable (e.g., frozen and canned), and food service (e.g., restaurants and convenience). Consumers also choose between produce and other non-produce food when deciding what to consume. Our main competitors in the international banana business include Chiquita Brands International, Fresh Del Monte Produce, One Banana and Fyffes. Several other competitors are present in various markets in which we operate. The international pineapple and diversified fruit categories have a large number of exporters, importers and cooperatives competing in the sector. Our primary competitor in pineapples, particularly in the U.S. market, is Fresh Del Monte Produce, and some of our competitors in the diversified fruit category include the South African company, Core Fruit, the Chilean company, Frusan, and the multinational company, Unifrutti. In berries, some of our competitors include Driscoll Strawberry Associates, Naturipe Farms, California Giant Berry Farms and Well-Pict Berries. We also face competition from grower cooperatives and local champions in each of our markets.
Some of our most significant competitive risks include the following:
•some of our competitors may have greater operating flexibility and, in certain cases, this may permit them to respond better or more quickly to changes in the industry or to introduce new products and packaging more quickly and with greater marketing support;
•our products compete with products sourced from other regions, private label products and other alternatives;
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
Global Economic and Market Risks:
We are subject to transportation risks.
An extended interruption in our ability to ship our products could have an adverse effect on our business, financial condition and results of operations. Similarly, any extended disruption in the distribution of our products could have an adverse effect on our business, financial condition and results of operations. We rely on third-party shipping companies to transport some of our products overseas, third-party stevedores to load and unload our products at our port locations and third-party trucking companies to transport our products to and from our port locations. Such third parties therefore present a source of transportation risk. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot be sure that we would be able to do so, or be successful in doing so, in a timely and cost-effective manner.
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
Our reporting currency is the U.S. dollar, but certain of Dole’s divisions operate in functional currencies other than the U.S. dollar, including the euro, Swedish krona, British pound sterling, Canadian dollar, Czech koruna and Danish krone. We grow, source, import, package, market and distribute over 300 products that are sourced, grown, processed, marketed and distributed in over 85 countries. While our international sales are usually transacted in U.S. dollar and European currencies, our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. The results of our operating divisions and associated net assets are exposed to foreign currency translation gains and losses.
Although we enter into foreign currency exchange forward contracts from time to time to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily the euro-to-U.S. dollar, British pound sterling-to-U.S. dollar and Swedish krona-to-U.S. dollar exchange rates. We are also subject to volatility in local sourcing and employee costs, primarily due to the Costa Rican Colón-to-U.S dollar and Chilean peso-to-U.S. dollar exchange rates. In recent years, the euro-to-U.S. dollar exchange rate has been subject to substantial volatility which may continue. In addition, recent trade wars could have a significant adverse effect on world trade and increase the volatility of currency exchange rates. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations.

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
Public health outbreaks, epidemics or pandemics have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations.
The 2020 COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The future extent of the impact of events such as pandemics or other public health outbreaks, on our financial performance, including our ability to execute our strategic initiatives, is uncertain and will depend on future developments, including the duration and spread of a similar pandemic, related government restrictions and the success of vaccines and other treatments.
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
•trade wars between nations in which we do business, which could escalate due to recent global tensions; and
•the complexity involved in adhering to various anti-corruption laws and regulations.
In early 2025, the new U.S. Presidential administration announced significant new tariffs on foreign imports into the U.S. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the United States and affected countries, the responses of other countries or regions, and exemptions or exclusions that may be granted. Uncertainty around whether and to the extent to which tariffs or other fees will be imposed could also impact our business and operations.
Additionally, as a company with international operations, we are subject to economic and trade sanctions laws and regulations in the jurisdictions in which we do business, including, as applicable, the U.S., the United Kingdom (“U.K”). and the EU, among others. These laws and regulations may have a broad jurisdictional reach. For instance, our non-U.S. affiliates may be required to comply with the sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), depending on the sanctions program involved or the nexus of the non-U.S. affiliate’s activities to the U.S. Economic sanctions typically prohibit or impose restrictions on dealings that involve certain foreign jurisdictions, governments, individuals or entities. Moreover, the goods we sell may be subject to applicable export control laws and regulations, such as the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security. The EAR generally govern the export, reexport and in-country transfer of items that are subject to the EAR, including U.S.-origin goods. Changes to applicable sanctions or export control laws and regulations could result in decreased use of our products or hinder our ability to export or sell our products to existing or potential customers, which may adversely affect our operating results, financial condition or strategic objectives. If we fail to comply with these laws and regulations, we could be subject to substantial civil or criminal penalties.
Dole has in the past and may in the future engage in the exportation of agricultural commodities pursuant to an OFAC general license or similar licenses under other economic and trade sanctions laws. For example, Dole has exported fruit to distributors located in Iran and in other countries for onward shipment to Iran in reliance on an OFAC general license that authorizes such activities. This general license required Dole to comply with certain conditions with respect to products sold, end-user limitations and payment terms. Although Dole believes it complied with the general license requirements for such sales and will comply with all applicable laws related to any future similar sales should they occur, there can be no assurance that Dole would be deemed by OFAC, or other applicable sanctions authorities, to have been in compliance. Non-compliance with general licenses or other sanctions laws could lead to a finding of a violation, which may result in monetary penalties, reputational harm or other harm to our business.
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
Terrorist attacks and other acts of violence or war in the U.S., the EU or in other countries may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the U.S., against the U.S. or against operators of businesses with significant presence or history in the U.S. may occur, or hostilities could develop based on the current international situation. It is challenging for us to assess the potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products, including pricing if commodities are shifted from one area of the world to another, the U.S. economy and the economies of other places in which we source or sell our products. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business. Although we do not believe the current conflicts between Ukraine and Russia and in the Middle East create a material risk to our business in the near term, we are nonetheless monitoring the conflicts closely and adjusting our business as needed.
Financial and Management Risks:
We may be unable to service our debt with our current or expected cash flows and such debt may limit our flexibility and ability to pursue additional financing. In addition, financial covenants and other restrictions within our existing debt agreements may impact our ability to operate our business.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control, including those described in this “Risk Factors” section and elsewhere in this document. Our business may not generate sufficient cash flow from operations to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional financing on terms that may be onerous or highly dilutive. In addition, our indebtedness under our two term loan facilities (“Term Loan A and Term Loan B”) will become due in 2026 and 2028, respectively, and our senior secured revolving credit facility (the “Revolving Credit Facility”) will expire in 2026. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to successfully engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, financial covenants and other restrictions within our existing debt agreements may impact our ability to operate our business. See Note 14 “Debt” to the consolidated financial statements included herein for additional detail on the Company’s indebtedness.
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

The European defined benefit plans are also subject to local regulators such as the Irish Pensions Authority and U.K.’s Pension Regulator. The Company has two defined benefit plans in Ireland, two in the U.K. and one in Canada. Each of these is subject to local funding requirements and the powers of local regulators. The U.K.’s Pension Regulator has the power in certain circumstances to impose a debt or contribution demand on an employer to the extent that a defined benefit scheme is underfunded. There is currently no legislation in Ireland equivalent to that in the U.K. In addition, we have underfunded obligations under plans in Latin America which may be subject to funding requirements set by local regulations.
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
From various business combinations, material amounts of purchase consideration have been allocated to goodwill and certain intangible assets that have indefinite lives. Most significantly, the acquisition of Dole Food Company in July of 2021 resulted in approximately $273.3 million and $306.3 million of goodwill allocated to the Fresh Fruit business and DOLE brand, respectively. Goodwill and other indefinite-lived intangible assets are tested at least annually for impairment. According to our fiscal year 2024 annual assessment, two of our reporting units were at risk of future impairment. Adverse changes in economic conditions leading to higher costs of capital or projected future cash flows could materially affect the results of future assessments. In such case, we may be required to recognize impairment charges for our goodwill and other indefinite-lived intangible assets, which could have a material impact on our results of operations. See “Item 5E. Critical Accounting Estimates-Goodwill and Indefinite-Lived Intangible Assets” and Note 13 “Goodwill and Intangible Assets” to the consolidated financial statements included herein for additional detail on the impairment tests of goodwill and other indefinite-lived intangible assets.
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
In addition, sustainability credentials and goals are an important factor in stakeholders’ perceptions of a company. Should we not meet the expectations of our stakeholders or communicate our work in this area sufficiently this may negatively impact our reputation.
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
We depend to a significant extent on the continued service of our key executives, and our continued growth depends on our ability to identify, recruit, develop and retain key management personnel. We are also dependent on our ability to continue to attract, retain, develop and motivate our personnel. We do not typically carry key person life insurance on our executive officers. If we lose the services of our key management or fail to identify, recruit and retain key personnel, our business, financial condition or results of operations may be materially and adversely impacted.
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
Changes in immigration laws could impact the availability of labor to harvest our products and operate our manufacturing plants, or the availability of produce purchased from third party suppliers.
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
Climate change laws and regulatory requirements could have an impact on our financial condition and results of operations.
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
Additionally, new legal regulatory reporting requirements such as the EU’s Corporate Sustainability Reporting Directive (“CSRD”) and Corporate Sustainability Due Diligence Directive (“CSDDD”) require mandatory disclosures to increase transparency of environmental, social and corporate governance (“ESG”) matters. The extent of the impact of these and other legal, regulatory and reporting requirements that may develop is evolving. Non-compliance with any existing or new reporting requirements could result in fines and penalties and the ESG metrics we report may adversely impact our relationships with customers and suppliers. Failure to comply with existing and new ESG regulatory reporting requirements could adversely impact on our reputation, financial condition and results of operations.

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
In addition, the shift to a sustainable food system could result in increased costs associated with compliance with new laws and regulations. The European Green Deal sets out to make Europe the first climate-neutral continent by 2050. The EU’s Farm to Fork Strategy is an integral part of the Green Deal and aims to address the challenges of sustainable food systems.This regulates food safety at all stages of the production and distribution process for all food products marketed within the EU, whether produced within the EU or imported from third countries. This body of legislation forms a complex and integrated system of rules covering the entire food chain, from animal feed and health, through plant protection and food production, to processing, storage, transport, import and export and retail sales. A framework regulation called the General Food Law Regulation (EC No. 178/2002) lays down the general principles and requirements of food law. European Member States are required to implement European food safety law at a national level. National authorities and food agencies are responsible for enforcement and ensuring compliance within European Member States. National authorities may withdraw or recall food from the market if it is considered to be injurious to health or unfit for human consumption. Where food presents a serious risk to human health, animal health or the environment, the European Commission can put in place protective measures and suspend the placing on the market or use of products originating from the EU or suspend imports of products originating from non-EU countries.
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
We have been or are currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to past use of DBCP (a nematicide that was historically used on a variety of crops throughout the world), product safety and health, product recalls, environmental property damage (such as proceedings related to a housing development in the City of Carson, California) and tax disputes. See Note 19 “Contingencies” to the consolidated financial statements included herein for additional information regarding matters related to DBCP use and proceedings related to a housing development in the City of Carson, California. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate and may have an adverse effect on our business, financial condition or results of operations. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations.
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
We rely on information technology networks and systems to process, transmit, store, and manage data, and to manage and support a variety of critical business processes and operations. If we do not develop, manage, maintain and secure our information technology systems appropriately, or do not effectively implement system upgrades, system migrations, or manage third-party service providers, our business or financial results could be adversely impacted. The cyber threat landscape is growing increasingly complex and rapidly evolving, particularly in light of growing geopolitical tensions. Sophisticated cybersecurity threats present potential risk to the security of our information technology networks and systems, as well as the confidentiality, availability, and integrity of the data processed, transmitted, and stored on those networks and systems. Cybersecurity incidents may result in unauthorized access to intellectual property, trade secrets or confidential business information that are stored in electronic formats. We have in the past experienced, and may in the future face, cybersecurity incidents. In February of 2023, we were the victim of a sophisticated ransomware incident involving unauthorized access to employee information. Upon detecting the incident, we promptly took steps to contain the incident, retained the services of leading third-party cybersecurity experts and notified law enforcement. While the February 2023 incident had a limited impact on our operations, there can be no assurances that similar incidents will not take place in the future and that such incidents will not have a material impact to our operations, systems or financial results.

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
Privacy and security risks can also arise from the use of artificial intelligence (AI). We are evaluating AI solutions to assist our operations. Failure to implement controls could result in sensitive information being entered into third party tools, while overreliance on such tools, without sufficient human oversight, could result in decision making being based on incorrect information.
We are also subject to a dynamic landscape of laws and regulations governing the handling of information and the operation of information systems, including those relating to privacy, cybersecurity and data protection, in a range of jurisdictions (for example the General Data Protection Regulation in the EU). Costs associated with compliance with these laws and regulations may increase over time and impact how we collect, handle and process information and operate our information systems, including in ways that may impact the day-to-day operation of our business. Failure to comply with these obligations could result in investigations, litigation, fines, penalties, judgments or other proceedings which could have a material impact on our financial results. See “Item 16K. Cybersecurity” for further detail on the Company’s policies and procedures on cybersecurity.
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

Risks Related to Strategic Transactions:
The planned exit from our Fresh Vegetables business is subject to various risks and uncertainties and may not be completed in a timely manner on terms favorable to the Company, or at all.
We remain committed to exiting the Fresh Vegetables business (the “Vegetables exit process”). The completion of any transactions resulting from the Vegetables exit process may be subject to the satisfaction or waiver of certain customary conditions, such as, among others, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the absence of any governmental order prohibiting a transaction, and further conditions not currently contemplated, and we may be unable to satisfy any additional conditions in a timely manner or at all. If such conditions are not satisfied or waived, any such transaction may be delayed or may not be completed at all.
The pendency of our decision to exit the Fresh Vegetables business may adversely affect our relationships with customers, operating results and business generally. If the Vegetables exit process is delayed or not completed for any reason, investor confidence may decline, and we may face negative publicity and possible litigation.
We will have expended significant management resources in an effort to exit the business and have incurred transaction costs. Failure to complete the Vegetables exit process could also result in diversion of significant management time and attention to the strategic future of the Fresh Vegetables division from other divisions and overall company strategy.

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

During the year ended December 31, 2023, we implemented a remediation plan which involved (i) assessing the processes and controls over review of manual journal entries, (ii) automating where possible and practical the entry posting processing and (iii) improving the segregation of duties in connection therewith. As a result of the steps taken by management, the material weakness over the manual review of journal entries was remediated as of December 31, 2023. However, the remediation procedures performed do not provide assurance that our remediation or other controls will continue to operate properly and that we will be able to maintain effective internal control over financial reporting. We also cannot provide assurance that our internal control over financial reporting will be sufficient to avoid potential future material weaknesses. Furthermore, our current and future controls may become inadequate due to changes in conditions in our business, information systems and key personnel.
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
Our principal places of business are 29 North Anne Street, Dublin 7, D07PH36, Ireland (which is also our registered address) and 200 S. Tryon St., Suite #600, Charlotte, North Carolina 28202. The telephone number of our Ireland office is 353-1-887-2600. The name and address of our agent in the U.S. is Corporation Service Company at 251 Little Falls Drive, Wilmington, Delaware 19808.
On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole. Prior to the Acquisition, Total Produce had a 45.0% ownership interest in Legacy Dole. On July 29, 2021, the Merger between Total Produce and Legacy Dole under Dole plc occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger.
On July 30, 2021, we listed the Company’s Ordinary shares on the NYSE under the ticker “DOLE”.
On January 30, 2023, we entered into the Fresh Express Agreement with Fresh Express to sell our Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Fresh Express Agreement. On March 27, 2024, Dole and Fresh Express agreed to terminate the Fresh Express Agreement, and Dole announced that it is in the process of pursuing alternative transactions through which it will exit the Fresh Vegetables business.

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
B.    Business Overview
Our Company
Dole is a global leader in fresh fruits and vegetables and offers over 300 products that are grown and sourced, both locally and globally, from over 100 countries worldwide. With operations in 30 countries, these products are distributed and marketed in over 85 countries, across retail, wholesale and foodservice channels, under our business-to-business and business-to-consumer brands, the most notable being our iconic DOLE brand. Our most significant products hold leading positions in their respective product categories and market territories, and we are one of the world’s largest producers and distributors of fresh bananas and pineapples, one of the largest global exporters of grapes and have a strong presence in growing categories such as berries, avocados and organic produce.
Our vertically-integrated business model is supported by a valuable and extensive infrastructure and asset base, including approximately 110,000 acres of farms and other land holdings around the world. In addition, we own a fleet of refrigerated container carriers and pallet-friendly conventional refrigerated ships and have an extensive portfolio of various business facilities, including packing houses, manufacturing plants and cold storage and distribution facilities. In addition to our owned asset base, we have developed long-standing relationships with independent growers across the globe, including international partnerships, joint ventures and other investments, which provide us additional operational flexibility and extended range and availability throughout the year. Refer to “Item 4D. Property, Plant & Equipment” for further discussion on our strategic assets.
We are an enthusiastic advocate of a healthy lifestyle and supporting consumers in making healthier choices by consuming more fruits and vegetables. We are committed to continuously improving farming and supply chain practices and the way we operate our business to make a positive impact on society and the environment through our activities.
Our Segments and Products
For our fiscal year ended December 31, 2024, accounting for the anticipated exit from the Fresh Vegetables division, which comprises substantially all of the assets and all of the liabilities of the former Fresh Vegetables reportable segment, Dole has the following three segments – Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) and Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”). These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases. We believe this organizational structure allows us to continue serving our customers with the exceptional quality that they have come to associate with the brands we market and to drive growth and cost efficiencies through the realization of operational synergies across the overall business.
Fresh Fruit. The Fresh Fruit reportable segment is a market-leading and vertically-integrated producer and distributor of multiple varieties of bananas, pineapples and plantains which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA. The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale, e-commerce and, in some instances, food service channels across the European marketplace. Within many territories in Europe, we operate a partnership model with our grocery retail customers, offering holistic fresh produce management solutions and, in some cases, managing entire categories within their stores.

Diversified Fresh Produce – Americas & ROW. The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Mexican, Chilean, Peruvian, and Argentinian businesses, all of which market globally and locally sourced fresh produce, including avocados, kiwis, apples, berries and cherries. These businesses can vary in nature from primary production to wholesale operations, retail-orientated marketers and specialist businesses dedicated to specific lines or categories. A shared commitment to quality and a customer-centric approach to commercial relationships unite these businesses.
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
For example, in our Diversified Fresh Produce – Americas & ROW reportable segment, we typically see the strongest results from October to May, during the peak production and selling seasons for seasonal products sourced from key growing regions, such as Chile and Peru. In our Diversified Fresh Produce – EMEA reportable segment, we typically see our strongest performance in the second and third quarters of the fiscal year due to our current presence in key European markets for locally-sourced products and in production countries that are strongest in winter sourcing periods.
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
Established Global and Local Leadership in a Large and Structurally Growing Industry Category
We are one of the global leaders in bananas and pineapples, one of the largest global exporters of grapes and are continuing to actively build on our developing positions in avocados and berries. Across our categories, we are focused on strengthening our businesses by using production assets to connect consumers to the source, by utilizing current and new infrastructure to achieve a more efficient route to market in the U.S. and Europe, and by investing in production, both through renovation of existing areas but also in developing and planting newer varieties of these products both directly and through close collaboration with growers, .
While the produce industry is competitive and comprises a large number of businesses, we believe that our size and scale allow us to create differentiation, maximize operational efficiencies and maintain a low-cost positioning that is difficult to replicate.
Highly Diversified Product and Service Offering, Sourcing and Customer Base
Dole plc offers a diversified and well-balanced portfolio which we believe uniquely positions us for sustainable and profitable growth. Our product and service portfolio includes an extensive variety of fruits, vegetables and other produce-related items, health and consumer goods and logistics services, the most notable being our commercial cargo business.
Overall, we source products in over 100 countries in various regions; however, our approach varies significantly between reporting segments.

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
On the export side, our operations are more seasonal, where we combine owned production investments with grower relationships to develop a strong export offering to our third party customers. Examples include the important cherry season in Chile, which typically straddles from late in the fourth quarter in one financial year into the first quarter in the next financial year, as well as more general seasons in the southern hemisphere, including the grape, apple, pear, kiwi, berry, citrus and avocado seasons. We also have some products within these businesses with year-round sourcing from specific locations, including bananas in Spain and Portugal from the Canary Islands.
Fresh produce supplies are affected by the geography of production, growing conditions, climate, seasonality and perishability. Adverse weather conditions, natural disasters and geopolitical conditions are some of the challenges to operating in the produce industry. Although the regions listed above are the primary sourcing locations for certain of our products, by maintaining hundreds of grower relationships across North America, Europe, Latin America, Africa, New Zealand and other geographies, we are not fully dependent upon any one geographic area or grower for our sourcing. Our diversified sourcing reduces risk from exposure to natural disasters and political disruptions, while allowing access to the highest quality products throughout the year. In fiscal year 2024, no third-party grower represented more than 10% of the sourced volume for any significant product.
Our products are distributed and marketed in over 85 countries, across retail, wholesale, foodservice and e-commerce channels, including leading grocery stores and other retail chains, wholesalers, mass merchandisers, supercenters, foodservice operators, club stores, convenience stores, distributors and smaller regional customers. Our diverse product offering allows us to reach a broad global consumer base that is increasingly demanding product availability year round. Our customers are leading retail, wholesale and foodservice customers, primarily in North America, Latin America and Europe, none of which contributed more than 10% of total sales in fiscal year 2024. See Note 5 “Revenue” and Note 6 “Segments” to our consolidated financial statements included herein for additional revenue information related to our products and the geographic markets in which we compete.
We have maintained this diversity through forming new and developing existing relationships with a wide variety of growers, vendors and customers. In addition, our well-capitalized balance sheet positions us to benefit from acquisitions and development opportunities within a fragmented industry. Dole plc has an extensive history of mergers and acquisitions in the fresh produce sector, which has allowed us to diversify our product offerings and customer base, build highly specialized capabilities in the industry and expand geographically. Over the years, Total Produce and Dole have completed more than 100 acquisitions. These acquisitions are of varying sizes across four continents, from transformational investments, such as the original investment in Legacy Dole and subsequent step-up acquisition, to smaller, bolt-on investments. These transactions were a significant driver of Dole’s growth, with revenue growing from $2.0 billion in 2006 to $8.5 billion in 2024. Under our business strategy of growth through acquisitions, we continue to review, evaluate and consider opportunities to further expand our geographic coverage, customer diversity, product offerings and value across the produce industry.

Iconic DOLE Brand and Industry Leading Customer Awareness
The DOLE brand is the most recognized and trusted brand in fresh fruit and vegetables in the U.S., as evidenced by our 89% consumer brand awareness, according to a survey conducted in 2024 by Ipsos. Additionally, 82% of respondents in the same Ipsos survey declared that Dole has quality fruit, 81% of respondents identified DOLE as a likeable brand, 57% of respondents nominated DOLE as their favorite fruit brand, and 55% of respondents declared a willingness to pay a little more for the DOLE brand. The DOLE brand was named the most trusted brand by Newsweek in the fresh fruits category in 2025.
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
Strong Control Over Supply Chain from Differentiated, Vertically-Integrated Business Model
Dole plc is unique in its capacity to deliver the best of both worlds: the collective strength, resources and supply chain influence of a global leader with the service and market focus of a local operator. Our strategic asset base across the globe, with total assets of $4.4 billion in fiscal year 2024, gives us superior control over production, processing, warehousing and transportation. Fresh produce is generally perishable and must be brought to market and sold soon after harvest, with selling prices dependent on many factors, including the availability and quality of the produce. Our control over the supply chain positions us to consistently and efficiently deliver high-quality fresh fruits and vegetables to our consumers on a global scale.
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
Dole plc is at the Forefront of Environmental and Social Issues, Marketing a Portfolio of Healthy, Nutritious and Increasingly Sustainable Produce
We are grateful to market and deliver highly nutritious products that bring health benefits to people across the world with a low environmental footprint as compared to most other food types, per the Barilla Center for Food and Nutrition’s Double Pyramid. While our industry has a very special role to play in improving global health and well-being, we recognize that we have an equally essential responsibility for the people we employ, the local communities in which we operate and the natural environment which allows us to produce and deliver fresh fruits and vegetables every day.

We have also obtained certain certifications and recognition for our efforts in the area of sustainability. For example, in 2024, we were awarded with an Origin Green Gold membership by the Irish Food Board for our annual performance on our sustainability targets.
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
C.    Organizational structure.
Dole operates through various subsidiaries, joint ventures (“JV partners”), and affiliate companies around the world. The Company’s only significant subsidiary as of December 31, 2024 was as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of Incorporation
Dole Fresh Fruit Company	U.S. operating company	100%	United States
D.    Property, plant and equipment.
Principal Properties
We have a highly diverse footprint of tangible fixed assets around the world. We own and lease farms, warehouses, coolers, packhouses, processing facilities, port facilities and office space, primarily focused in the Americas, Europe, Middle East and Africa, and vessels calling at ports primarily in the Americas and Europe. This diversification of assets includes the additional benefit of redundancies. For example, if a particular farm is unable to produce or a particular facility is unable to process, we are able to adjust our supply chain to procure fruit or process product at different facilities within our network. While our assets are an important part of our business, the overall business is not dependent on any single asset in use or under construction. Individual capital projects are typically funded through operating cash flows or existing debt. See “Item 5B. Liquidity and Capital Resources - Capital Expenditures” for additional detail on our capital investments.
The following is a summary of our primary assets as of December 31, 2024 and includes assets related to the Fresh Vegetables division that will be disposed of in conjunction with our plan to exit the business.
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
U.S.
We own approximately 6,601 acres of agricultural and production land across the U.S. Of our owned acreage, approximately 5,014 acres is in Oahu, Hawaii, where we produce pineapples, coffee and cacao. We utilize approximately 62% of our total owned acreage in Hawaii, and the rest is actively marketed for sale.

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

We also lease approximately 8,880 acres of agricultural land, all of which are dedicated to supporting our fresh-packed and value-added businesses.

We have port terminal operations in California, Texas, Mississippi, Delaware and Florida, where we conduct our logistics and shipping operations. All operations are either leased or operated on the basis of throughput rates agreements with terminal owners and operators.
We have two additional facilities in California dedicated to packing, warehousing and cold storage (225,000 sqft total). The largest facility is leased, while we own a facility in Temecula, California.
Our main office properties across the U.S. are all leased and consist of our North American corporate and North American fruit sales office in Charlotte, North Carolina and regional main offices in California and Pennsylvania for our Fresh Vegetables and Diversified Fresh Produce – Americas & ROW businesses.
South and Central America
We have operations across South and Central America. We own approximately 55,649 acres in Costa Rica, primarily used for banana and pineapple production, 35,227 acres in Honduras, primarily used for banana and pineapple production, approximately 8,752 acres in Ecuador, primarily used for banana production, and approximately 4,204 acres in Guatemala with a JV partner used for banana production. We also lease a combined 4,780 acres through wholly-owned subsidiaries and JV partners in Central America, again used for banana and pineapple production. We operate a large number of supporting packhouses and cold storage facilities throughout the region to support our tropical fruit businesses.

Our vessels operate out of terminals in Costa Rica, Ecuador, Honduras, Guatemala and Colombia. In Ecuador, we own and operate a port, while in the other locations, we operate under a combination of leases and throughput rates with port operators and owners.
In Chile, we own approximately 2,760 acres and lease a further 3,700 acres of land dedicated to diversified produce production; in Peru, we own approximately 329 acres and lease approximately 250 acres of land used for diversified produce production; in Brazil, we lease 735 acres of land used for mango and grape production; and in Mexico, we lease 309 acres of land in connection with our berry operations.
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

The Netherlands
We operate out of a number of facilities across the Netherlands, with large warehousing (including ripening facilities) and office spaces in Bleiswijk, Poeldijk and Venlo, and smaller office and warehousing spaces in Zeewolde and Dronten. We also operate a packing and cold storage facility with offices for berries in Helenaveen. The facilities in Poeldijk are owned and all other facilities are leased.
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
U.K.
Across the U.K. we operate from 31 locations covering offices, warehousing, and packing facilities with a mixture of owned and leased facilities. The largest facilities are in Spalding (60,000 sqft owned packing and warehouse facility) and Bristol (56,000 sqft of warehouse facilities part owned and part leased within a wholesale marketplace where we are a significant shareholder.)
Czech Republic
The headquarters for our Czech operations are based in Brno (215,000 sqft owned facility), which includes office space, warehouses, banana ripening rooms, cold storage and logistics. There are five other locations which include warehouses and leased and owned farmland, primarily used for vegetables (976 acres). Our Czech operating company also has a 120,000 sqft leased facility in Bratislava in Slovakia that is used for general wholesaling.
Rest of World
We have facilities spread across the rest of the world, with some locations owned directly and others owned through our JV partners and equity method investments. This includes 1,504 acres of owned and 2,855 acres of leased vineyards and orchards, as well as two warehouse and packing facilities (210,000 sqft total) in South Africa, and certain sales offices in Dubai, Australia and Hong Kong.
We also own a fleet of nine self-sustained refrigerated container carriers and four pallet-friendly conventional refrigerated ships with container-carrying capacity on deck. We operate all of the vessels ourselves and additionally operate an additional charter vessel. The nine container vessels operate on four services from Central and South America to the eastern coast of the U.S. (two services), U.S. gulf region and U.S. west coast, while the four owned, pallet-friendly vessels and one charter operate a single service between Central and South America, Puerto Rico and Belgium. We also lease or own a fleet of 19,365 reefer containers, 1,072 dry containers, approximately 5,740 chassis and 4,881 gensets that support our shipping operations.

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
Executive Overview
We are a global leader in fresh fruits and vegetables, with produce sourced, both locally and globally, from over 100 countries in various regions and distributed and marketed in over 85 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes and have a strong presence in growing categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” for a more detailed description of our products and services offered.
Dole is comprised of the following three reportable segments:
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas, pineapples and plantains which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Mexican, Chilean, Peruvian and Argentinian businesses, all of which market globally and locally-sourced fresh produce, including avocados, kiwis, apples, berries and cherries, from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
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

Progressive Produce Sale
On March 13, 2024, we completed the sale of our 65.0% equity interest in the Progressive Produce business to PTF Holdings, LLC (“PTF Holdings”). As a result of the sale, Dole received gross proceeds of $120.3 million in cash and recognized a gain on the sale of $75.9 million for the year ended December 31, 2024, included in the gain on disposal of businesses within the consolidated statements of operations. The carrying amount of net assets sold amounted to $41.9 million, including allocated goodwill of $36.0 million, and net proceeds from the sale were primarily used to make a voluntary prepayment of $100.0 million on the Term Loan A and Term Loan B facilities.
The Progressive Produce business was reported within the Diversified Fresh Produce — Americas & ROW reportable segment, and during the years ended December 31, 2024 and December 31, 2023, it comprised $77.9 million and $426.4 million, respectively, of Dole’s consolidated net revenue. Excluding the impact of its contribution to prior period results and the gain on sale recognized in the year ended December 31, 2024, we do not expect the sale to have other material direct or indirect impacts to our future operating results, statement of financial position and cash flows.
Current Economic and Market Environment
Inflationary pressures that have impacted the global economy since 2021 continued to moderate through 2024 across several key costs areas; however, not all developments were positive as our industry has seen headwinds from the impact of weather events, port strikes and the resultant increased labor costs, as well as from volatile and increasing shipping costs, in part driven by issues in the Panama Canal and Suez Canal, which have indirectly led to overall pressure on schedule reliability, ocean freight rates and charter rates in the marketplace.
Overall, the economic and market environment remains volatile and a number of external factors continue to pose important risks to the global economy and to our business today, including:

•Global economic disruption due to geopolitical conflicts;
•Evolving global trade policies, including but not limited to the imposition (and any future imposition) of new tariffs, and their impact on supply chains and logistics, the relative cost to get each product to market, demand patterns, foreign exchange rates, and other areas;
•Changing central bank monetary policies, which have in particular resulted in higher interest rates and volatile foreign exchange rates;
•Weather events, including the impacts of recent tropical storms in Honduras; and
•Evolving regulatory environments in many areas, including shipping.
In response to the various ongoing challenges noted above, we are continuing to work across our business on mitigation strategies, including implementing price increases, identifying operational efficiencies and making strategic investments where deemed appropriate. Although we ultimately believe that we are well positioned within our industry to weather periods of economic disruption, the scope, duration and carryover effects of the above factors are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
In addition, we are continuing to monitor the direct and indirect effects of ongoing and emerging geopolitical conflicts, on both the global economy and our business and operations. The broader consequences of these issues have given, and will continue to give rise to certain challenges for our business but any resulting impacts have not been and are not expected to be material to Dole’s overall results.
See “Item 3D. Risk Factors” herein for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets and the uncertainty of wars and other global conflicts.
Supply Chain and Logistics Pressures
Our business is materially dependent on the procurement of finished goods from other growers, as well as raw materials and other inputs, such as fuel, containerboard, fertilizers, plastic resins and other commodities, used in the growing, packaging, manufacturing and distribution of products. Changes in the costs of raw materials and other inputs have historically impacted and are expected to continue impacting Group profitability. Increases in commodity costs have historically driven, and may in the future drive, price increases for our portfolio of products to mitigate the impact of such increased costs.

Shipping and inland logistics are of significant importance to our business, and as a result, their cost and availability are critical variables that impact sales volumes and operating margins. We manage our exposure to this variability on the shipping side by owning and operating our own vessels. Our vessels support a large portion of volume in the Fresh Fruit reportable segment and also provide additional insulation via our commercial cargo business, which typically performs strongest when the demand for and cost of shipping is at its highest. However, both within the Fresh Fruit segment and in other reportable segments, we also rely on third party shipping and logistics services. Disruptions in shipping routes or at ports and other terminals, as well as supply and demand imbalances in inland logistics and ocean freight can therefore have a material impact on our operations if Dole cannot adjust pricing when markets change, secure a consistent supply of logistics services or offset additional costs with additional profit in its commercial cargo business.
For more information, see “Item 3D. Risk Factors—Global Economic and Market Risks”.
A.Operating Results.
Selected results of operations for the years ended December 31, 2024 and December 31, 2023 were as follows:

	Year Ended		Change
	December 31, 2024	December 31, 2023	2024 vs. 2023

	(U.S. Dollars in thousands, except percentages)
Revenue, net	$8,475,343	$8,245,268	$230,075	2.8%
Cost of sales	(7,757,622)	(7,551,098)	(206,524)	2.7%
Gross profit	717,721	694,170	23,551
Selling, marketing, general and administrative expenses	(474,058)	(473,903)	(155)	—%
Gain on disposal of businesses	76,417	—	76,417	100.0%
Gain on asset sales	2,648	54,108	(51,460)	(95.1)%
Impairment of goodwill	(36,684)	—	(36,684)	100.0%
Impairment and asset write-downs of property, plant and equipment	(5,480)	(2,217)	(3,263)	147.2%
Operating income	280,564	272,158	8,406
Other income, net	20,595	4,799	15,796	329.2%
Interest income	10,745	10,083	662	6.6%
Interest expense	(72,264)	(81,113)	8,849	(10.9)%
Income from continuing operations before income taxes and equity earnings	239,640	205,927	33,713
Income tax expense	(75,649)	(43,591)	(32,058)	(73.5)%
Equity method earnings	8,308	15,191	(6,883)	(45.3)%
Income from continuing operations	172,299	177,527	(5,228)
Loss from discontinued operations, net of income taxes	(28,880)	(21,818)	(7,062)	32.4%
Net income	143,419	155,709	(12,290)
Less: Net income attributable to noncontrolling interests	(17,906)	(31,646)	13,740	(43.4)%
Net income attributable to Dole plc	$125,513	$124,063	$1,450
The following provides an analysis of consolidated operating results in comparison to the prior year. Management has analyzed the significant drivers of consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance. Unless otherwise noted, the changes discussed below are for the year ended December 31, 2024, as compared to the year ended December 31, 2023.
For an analysis of changes in operating and segment results for the year ended December 31, 2023, as compared to the year ended December 31, 2022, please see Dole’s annual report on Form 20-F for the year ended December 31, 2023, filed on March 28, 2024 by Dole plc (File No. 001-40695).

Revenue, Net
The increase in total revenue, net (2.8%, or $230.1 million), was predominantly due to strong operational performance across all reportable segments and a favorable impact from foreign currency translation of $13.4 million, mainly driven by the strengthening of the British pound sterling and Swedish krona against the U.S. dollar. These positive impacts were partially offset by a net negative impact from acquisitions and divestitures of $335.6 million, primarily as a result of the disposal of the Progressive Produce business.
Other factors driving changes in revenue are described in more detail in the “Segment Operating Results” section below.
Cost of Sales
The increase in total cost of sales (2.7%, or $206.5 million) was primarily due to increased trading performance as discussed above and an unfavorable impact of foreign currency translation, partially offset by the disposal of the Progressive Produce business.
Selling, Marketing and General and Administrative Expenses (“SMG&A”)
The increase in total SMG&A (0.0%, or $0.2 million) was primarily due to increases in employee wages and salaries in the current year, as well as increases to professional, marketing and sustainability costs. These increases were primarily offset by $5.3 million of nonrecurring costs related to the cyber incident in the year ended December 31, 2023, as well as the impact of the disposal of the Progressive Produce business in the current year.
Gain on Disposal of Businesses
The gain on disposal of businesses was $76.4 million during the year ended December 31, 2024 and was primarily attributable to the $75.9 million gain on the disposal of the Progressive Produce business, as discussed above. There was also a $0.5 million gain on a disposal of a business in the Diversified Fresh Produce – EMEA reportable segment. There was no gain or loss on disposal of businesses for the year ended December 31, 2023.
Gain on Asset Sales
The gain on asset sales in the current year was $2.6 million and was primarily a result of the sale of certain properties and machinery and equipment among all reportable segments. The gain on asset sales in the prior year was $54.1 million and was primarily from the sale of actively marketed land in Hawaii in the Fresh Fruit reportable segment. Other notable gains in the prior year were a result of the sale of vessels and a property in Latin America, all within the Fresh Fruit reportable segment, the sale of other properties within the Diversified Fresh Produce – Americas & ROW reportable segment and the sale of certain excluded assets from the Vegetables exit process. See Note 11 “Assets Held-for-Sale and Actively Marketed Property” to the consolidated financial statements included herein for additional detail.
Impairment of Goodwill
As a result of the disposal of the Progressive Produce business during the three months ended March 31, 2024, the Company identified a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit. After accounting for the disposal, we performed a quantitative analysis on the remaining goodwill within the reporting unit and concluded that goodwill was impaired by $36.7 million in the three months ended March 31, 2024. Based on the results of our annual goodwill impairment test, no additional goodwill impairment was recorded for the year ended December 31, 2024. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment.
Other income, net
The increase in other income, net (329.2%, or $15.8 million), was primarily due to current year unrealized net gains on foreign denominated borrowings (versus losses in the prior year) and net periodic benefit from non-service components of pension and other postretirement benefit plans (versus cost in the prior year), partially offset by realized and unrealized losses on fair value hedges in the current year and a reduced gain on investments.
See Note 7 “Other Income, Net” to the consolidated financial statements included herein for additional detail on the components of other income, net.

Interest Expense
The decrease in interest expense (10.9%, or $8.8 million) was due to lower average borrowings in the current year in comparison to the prior year.
Income Taxes
We recorded income tax expense of $75.6 million on $239.6 million of income from continuing operations before income taxes and equity earnings in the current year, reflecting a 31.6% effective tax rate, and income tax expense of $43.6 million on $205.9 million of income from continuing operations before income taxes and equity earnings in the prior year, reflecting an 21.2% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. In the current year, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the gain on the sale of the equity interest in the Progressive Produce business taxed in the U.S., a nondeductible goodwill impairment charge, U.S. global intangible low-taxed income (“GILTI”) provisions of the 2017 Tax Cuts and Job Act (“Tax Act”), U.S. Subpart F income inclusion, a net increase in liabilities for uncertain tax positions, a net decrease in valuation allowances, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. In the prior year, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
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
During the year ended December 31, 2022, the tax authorities in one of Dole’s foreign jurisdictions issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for the 2017 tax year. The Company’s subsidiary appealed the assessment, and on March 9, 2023, the reviewing body annulled the assessment. The tax authority has begun a new audit, which the Company’s subsidiary has challenged based on the expiration of the statute of limitations. Based on the new audit, an assessment was issued in October 2023 of approximately $20.0 million (including interest and penalties) for the 2017 tax year. The Company continues to protest the reopening of the audit for 2017 on the grounds that the statute of limitations has expired, and the Company has also appealed the most recent assessment with the taxing authorities. On December 20, 2023, the Tax Administration issued a resolution to the filed appeal in which the tax authority confirmed its assessments against the Company. In response, the Company filed an appeal on February 15, 2024. On May 7, 2024, the taxing authorities notified the Company confirming all assessments included in the notice of deficiency and rejecting the statute of limitation appeal. On June 17, 2024, the Company filed an appeal with the Administrative Tax Court. The Company filed an addition to its appeal with additional technical evidence on August 1, 2024 with the Administrative Tax Court. Currently, the Company is waiting for the Administrative Court to grant an oral hearing before issuing its decision. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
See Note 9 “Income Taxes” to the consolidated financial statements included herein for additional information on income taxes.

Equity Method Earnings
The decrease in equity method earnings was primarily due to $7.2 million impairment charge in our investment in a joint venture in North America.
See Note 22 “Investments in Unconsolidated Affiliates” to the consolidated financial statements included herein for additional information on equity method investments.
Loss from discontinued operations, net of income taxes
Loss from discontinued operations, net of income taxes, for the year ended December 31, 2024 was $28.9 million, compared to $21.8 million in the prior year. In accordance with held-for-sale disposal group measurement guidance, an after-tax loss of $78.2 million (pre-tax loss of $104.9 million less a deferred tax credit of $26.7 million) was recorded in the fourth quarter of 2024 to adjust the carrying amount of the Fresh Vegetables division to its estimated fair value, less costs to sell. Income from discontinued operations before income taxes and the held for sale fair value loss was $57.1 million for the year ended December 31, 2024, compared to a prior year loss of $22.3 million. The improvement in results before income taxes and the held for sale fair value loss was primarily driven by underlying cost control and operating efficiency in value-added products and fresh-packed products, as well as higher pricing and volumes in fresh-packed products. The period was also impacted from the partial release of the provision for legal costs and lower transaction costs in the prior year. The current year also benefited in comparison to the prior period due to the cessation of depreciation of fixed assets and amortization of operating lease right-of-use assets from March 31, 2023, due to their classification as held for sale. Total unrecorded depreciation and amortization for the current year was $43.9 million in comparison to $34.2 million in the prior year. The prior year was also negatively impacted by nonrecurring costs of weather-related events, costs from legal matters and the cyber-related incident. Income tax benefit of $19.1 million in the current year period was impacted by the aforementioned $26.7 million deferred tax credit related to the held for sale fair value loss and the release of a discrete tax charge of $2.7 million, offset partially by income tax charges on pre-tax earnings.
Net income attributable to noncontrolling interests
In the year ended December 31, 2024, net income attributable to noncontrolling interests decreased to $17.9 million from $31.6 million in the year ended December 31, 2023, primarily due to the share of the goodwill impairment in the Diversified Fresh Produce – Americas & ROW reporting unit of $9.9 million described above attributable to noncontrolling interests, as well as the impact of the sale of the Group’s 65.0% interest in the Progressive Produce business in mid-March 2024, which resulted in lower noncontrolling interest share of after-tax profits for the remainder of the year.
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

Adjusted EBITDA is reconciled from net income by (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the years ended December 31, 2024 and December 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
The following provides revenue by segment and a reconciliation of consolidated Adjusted EBITDA to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Year Ended
	December 31, 2024	December 31, 2023

Segment Revenue:	(U.S. dollars in thousands)
Fresh Fruit	$3,293,527	$3,135,866
Diversified Fresh Produce – EMEA	3,608,692	3,432,945
Diversified Fresh Produce – Americas & ROW	1,686,281	1,800,168
Total segment revenue	8,588,500	8,368,979
Intersegment revenue	(113,157)	(123,711)
Total consolidated revenue, net	$8,475,343	$8,245,268

Reconciliation of net income to Adjusted EBITDA
Net income	$143,419	$155,709
Loss from discontinued operations, net of income taxes	28,880	21,818
Income from continuing operations	172,299	177,527
Adjustments:
Income tax expense	75,649	43,591
Interest expense	72,264	81,113
Depreciation	91,262	93,970
Amortization of intangible assets	7,556	10,198
Mark to market (gains) losses	(10,139)	2,524
Gain on asset sales	(125)	(52,495)
Gain on disposal of businesses	(76,417)	—
Goodwill impairment	36,684	—
Cyber-related incident	—	5,321
Other items	(1,686)	2,918
Adjustments from equity method investments	24,856	20,451
Total consolidated Adjusted EBITDA	$392,203	$385,118

Segment Adjusted EBITDA:
Fresh Fruit	$214,848	$208,930
Diversified Fresh Produce – EMEA	131,504	133,570
Diversified Fresh Produce – Americas & ROW	45,851	42,618
Total consolidated Adjusted EBITDA	$392,203	$385,118

The following table illustrates the estimated impact of factors that have driven changes in segment revenues for the year ended December 31, 2024, as compared to the year ended December 31, 2023:

	Revenue for the Year Ended
	December 31, 2023	Foreign exchange translation[1,2]	Acquisitions/ divestitures	Operational change[3]	December 31, 2024

	(U.S. dollars in millions)
Fresh Fruit	$3,135,866	$—	$—	$157,661	$3,293,527
Diversified Fresh Produce – EMEA	3,432,945	16,664	8,307	150,776	3,608,692
Diversified Fresh Produce – Americas & ROW	1,800,168	(3,275)	(343,868)	233,256	1,686,281
Intersegment revenue	(123,711)	—	—	10,554	(113,157)
	$8,245,268	$13,389	$(335,561)	$552,247	$8,475,343
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. dollar at prior year average rates, as compared to the current year average rates.
2 While we acknowledge that the Fresh Fruit segment is impacted by foreign exchange translation, the impact is not easily determinable.
3 Operational change represents the remaining change in revenue after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
The following table illustrates the estimated impact of factors that have driven changes in segment Adjusted EBITDA for the year ended December 31, 2024, as compared to the year ended December 31, 2023:

	Adjusted EBITDA for the Year Ended
	December 31, 2023	Foreign exchange translation[1]	Acquisitions/ divestitures	Operational change[2]	December 31, 2024

	(U.S. dollars in millions)
Fresh Fruit	$208,930	$10	$—	$5,908	$214,848
Diversified Fresh Produce – EMEA	133,570	281	139	(2,486)	131,504
Diversified Fresh Produce – Americas & ROW	42,618	(71)	(18,974)	22,278	45,851
	$385,118	$220	$(18,835)	$25,700	$392,203
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
Changes in segment revenue and segment Adjusted EBITDA are described in more detail below, with focus on operational changes which we believe are more reflective of the Company’s performance in comparison to the prior year. Unless otherwise noted, the changes discussed below are for the year ended December 31, 2024, as compared to the year ended December 31, 2023.
Fresh Fruit
The increase in Fresh Fruit revenue, net (5.0%, or $157.7 million), to $3.3 billion was predominantly driven by higher worldwide volumes of bananas sold, higher worldwide pricing for pineapples, higher pricing for bananas in North America and higher pricing and volumes for plantains in North America. These increases were partially offset by lower bananas pricing in Europe, lower volumes of pineapples sold on a worldwide basis, lower pricing for plantains in Europe and lower commercial cargo revenue.
The increase in Fresh Fruit Adjusted EBITDA (2.8%, or $5.9 million) to $214.8 million was primarily driven by higher revenue in bananas in particular, as well as lower fruit sourcing costs and lower shipping costs in Europe, partially offset by higher shipping costs in the North America due to scheduled dry dockings and a decrease in commercial cargo profitability.

Diversified Fresh Produce – EMEA
The increase in Diversified Fresh Produce – EMEA revenue, net (5.1%, or $175.7 million), to $3.6 billion was primarily driven by strong performance in Ireland and the U.K., a favorable impact from foreign currency translation of $16.7 million, as a result of a strengthening of the British pound sterling and Swedish krona against the U.S. Dollar, and a net positive impact from acquisitions and divestitures of $8.3 million, Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 4.4%, or $150.8 million, ahead of the prior year.
The decrease in Diversified Fresh Produce – EMEA Adjusted EBITDA (1.5%, or $2.1 million) to $131.5 million was primarily due to decreases in the Netherlands and the Czech Republic. This decrease was partially offset by strong performance in the Nordics, Spain and South Africa, as well as a favorable impact from foreign currency translation of $0.3 million. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 1.9%, or $2.5 million, behind prior year.
Diversified Fresh Produce – Americas & ROW
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net (6.3%, or $113.9 million), to $1.7 billion was primarily due to the disposal of the Progressive Produce business in mid-March 2024. Excluding the impact of foreign currency translation and acquisitions and divestitures, revenue was 13.0%, or $233.3 million, ahead of prior year, primarily due to significantly higher export volumes of cherries, accentuated by important seasonal timing differences in 2024, as well as good developments in most other export products. In addition, the segment also saw strong growth in the North American marketplace, driven by increases in kiwi, avocados and grapes, in particular, partially offset by decreases in berries.
The increase in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA (7.6%, or $3.2 million) to $45.9 million was primarily due to a strong export performance in Chilean cherries, accentuated by seasonal timing differences in 2024, as well as a strong performance on the export side of the business. In addition, there was also a strong performance in North America, particularly in kiwi, grapes and avocados. These positive impacts were significantly offset by the disposal of the Progressive Produce business. Excluding the impact of foreign currency translation and acquisitions and divestitures, Adjusted EBITDA was 52.3%, or $22.3 million, ahead of prior year.
B.    Liquidity and capital resources.
Overview
The primary purpose of our financial management strategy is to maintain adequate capital resources to meet financial obligations, optimize capital structure in order to maximize shareholder value and maintain financial flexibility to execute strategic initiatives.
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds internationally and expect to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan A and Term Loan B facilities with proceeds from the sale of the Progressive Produce business.
Over the upcoming year, as well as long-term, we believe that cash flows from operating activities, available cash and cash equivalents and access to borrowing facilities will be sufficient to fund any future capital expenditures, debt service, dividend payments and other capital requirements going forward.

Cash Flows
The following table summarizes Dole’s consolidated cash flows for the years ended December 31, 2024 and December 31, 2023:

	Year Ended
	December 31, 2024	December 31, 2023

Cash provided by (used in) continuing operations, net:	(U.S. Dollars in thousands)
Operating activities	$262,721	$298,605
Investing activities	35,780	5,224
Financing activities	(237,845)	(229,998)
Foreign currency impact	(15,241)	5,448
Cash provided by (used in) discontinued operations, net	9,299	(31,114)
Net increase in cash	54,714	48,165
Cash and cash equivalents, beginning, including discontinued operations	277,005	228,840
Cash and cash equivalents, ending, including discontinued operations	$331,719	$277,005
Cash flows provided by operating activities were $262.7 million for the year ended December 31, 2024, compared to $298.6 million for the year ended December 31, 2023. There was a decrease in cash flows during the current year due to normal seasonal impacts. There were higher outflows from receivables based on higher revenues (excluding the impact of divestitures) and timing of collections. There were outflows from inventories compared to inflows in the prior year. Current year outflows from inventories were primarily related to seasonal timing in our Diversified Fresh Produce – Americas & ROW segment. Prior year inflows from inventories were due to lower inventory levels in December 2023 when compared to the end of 2022, when there were higher levels of inventories to protect against sourcing challenges for paper and agricultural chemicals. These increased outflows from trade receivables and inventories in the current year were partly offset by inflows from accounts payable, accrued liabilities and other liabilities.
Cash flows provided by investing activities were $35.8 million for the year ended December 31, 2024, compared to cash flows provided by investing activities of $5.2 million for the year ended December 31, 2023. The increase in cash provided by investing activities was driven by higher proceeds received on the sale of the Progressive Produce business, offset partially higher proceeds on other asset sales in the prior year and by higher capital expenditures in the current year.
Cash flows used in financing activities were $237.8 million for the year ended December 31, 2024, compared to $230.0 million for the year ended December 31, 2023. The increase in cash used in financing activities was primarily attributable to higher repayments of debt, net of borrowings.
Cash provided by discontinued operations increased to $9.3 million for the year ended December 31, 2024, compared to cash flows used in discontinued operations of $31.1 million for the year ended December 31, 2023. The increase was primarily due to strong operational performance, as well as the prior year being negatively impacted by exceptional costs of weather-related events and the cyber-related incident.
Included in cash tax payments, in the year ended December 31, 2024 and December 31, 2023, is $13.5 million and $10.2 million, respectively, for the repatriation tax under Internal Revenue Code Section 965. Repatriation tax payments for fiscal year 2025 are expected to be $16.6 million. No further payments are expected beyond fiscal year 2025.
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

The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents	$330,017	$275,580
Debt:
Long-term debt, net	(866,075)	(845,013)
Current portion of long-term debt, net	(80,097)	(222,940)
Bank overdrafts	(11,443)	(11,488)
Total debt, net	(957,615)	(1,079,441)
Less: Debt discounts and debt issuance costs	(9,531)	(14,395)
Total gross debt	(967,146)	(1,093,836)
Net debt	$(637,129)	$(818,256)
Under the terms of the Credit Agreement entered into on March 26, 2021 (as amended from time to time), the Company has the Revolving Credit Facility in place which provides for borrowings of up to $600.0 million and Term Loan A and Term Loan B (together the “Term Loan Facilities”) which provided for borrowings of $300.0 million and $540.0 million, respectively.
Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $722.7 million as of December 31, 2024. Based on the terms of the Credit Agreement, we may be required to use a portion of the proceeds from the Vegetables exit process to make a prepayment on the Term Loan A and Term Loan B. As of December 31, 2024, it was estimated that there would be no minimum prepayment associated with the Vegetables exit process. As the terms of alternative transactions develop, the estimated minimum prepayment may change. On August 3, 2026, the Revolving Credit Facility expires and the Term Loan A becomes due.
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
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. We are currently evaluating options in which we would refinance our Revolving Credit Facility and Term Loan Facilities, though the impacts of such refinancing to our future operating results, statement of financial position and cash flows cannot be reliably estimated at this time.
See Note 14 “Debt” to the consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit, which includes the borrowing capacity of revolving loans and similar facilities) is used by management to evaluate the amount of capital that is readily available to the Company. Total available liquidity as of December 31, 2024 and December 31, 2023 was as follows:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents	$330,017	$275,580
Lines of credit	803,706	838,516
Total available liquidity	$1,133,723	$1,114,096

In addition, we utilize third-party trade receivables sales arrangements to help manage our liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements were $285.0 million in the aggregate as of December 31, 2024.
As of December 31, 2024, we had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $21.4 million and $255.0 million, respectively. As of December 31, 2023 we had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $13.2 million and $246.8 million, respectively.
Material Cash Requirements
Capital Expenditures
Capital expenditures are cash outflows or commitments that result in additions to property, plant and equipment or other long-lived assets. Capital expenditures for the year ended December 31, 2024 were $82.4 million, as compared to $78.0 million for the year ended December 31, 2023.
Principal capital expenditures planned for 2025 consist primarily of reinvestment in logistics assets, including vessel dry dockings, logistics equipment reinvestments and vehicles reinvestments, ongoing reinvestments in existing farming assets, both with replanting and new investments, investments in warehousing, cold storage, ripening and processing equipment across the business and continued investment in ongoing IT projects. The Company expects to fund these capital expenditures through operating cash flows, existing bank borrowings and, potentially, finance leases in lieu of direct capital investments. Budgeted capital expenditures are not contractual and planned projects can be scaled back if the Company’s strategic objectives or economic conditions change.
In addition, in February 2025, we exercised the purchase option on two vessels that had been accounted for as $41.1 million of finance leases as of December 31, 2024. These vessels were previously chartered before the finance lease commencement.
Contractual Commitments
The following table sets forth Dole’s contractual maturities of certain significant commitments as of December 31, 2024:

	Contractual Maturity
	2025	Thereafter

	(U.S. Dollars in thousands)
Debt and bank overdrafts	$49,029	$844,098
Estimated interest payments[1]	37,044	95,719
Finance lease obligations	46,841	32,675
Operating lease obligations	81,033	339,166
Accrued income taxes[2]	16,641	6,210
Purchase commitments:
For ensuring a steady supply of inventory[3]	1,127,175	801,152
For fixed assets and other	16,594	—
Total	$1,374,357	$2,119,020
1 Estimated interest payments comprise payments for interest on borrowings. This does not include interest expense for certain short-term borrowing lines and overdraft facilities, fees related to trade receivables sales arrangements, commitment fees and amortization of discounts and issuance costs. Interest payments are calculated for debt based on applicable rates and payment dates. For variable-rate debt, the December 31, 2024 rate has been assumed for all years presented. We note that this is an estimate of future payments and that actual amounts will vary to some degree, the extent of which cannot be estimated at this time, as interest rates are expected to change in the short-term.
2 Liabilities of $15.7 million for unrecognized tax benefits plus accrued interest and penalties have been excluded from the table above. At this time, the settlement period for unrecognized tax benefits cannot be determined. In addition, any payment related to unrecognized tax benefits may be partially or fully offset by reductions in payments in other jurisdictions.
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
Information regarding pension commitments and funding requirements is not included in the table above. The level of contributions to pension plans is determined according to statutory minimum funding requirements, as well as Dole’s own policies. Depending on the country and the plan, the funding level is monitored periodically, and the contribution amount amended appropriately. Consequently, the amounts that might become payable in the future cannot be estimated with certainty. In the year ended December 31, 2024, employer contributions and direct benefit payments related to our defined benefit pension and other postretirement benefit plans amounted to $19.0 million and are estimated to be $20.6 million for the year ended December 31, 2025. Refer to Note 15 “Employee Benefit Plans” to the consolidated financial statements included herein for further information on employee benefit obligations.
In addition, our current capital allocation priorities are focused on investing wisely to support growing both our business operations and dividend payment. On November 12, 2024, the Board of Directors of Dole plc declared a cash dividend of $0.08 per share. The dividend was subsequently paid on January 3, 2025 for a total payment of $7.6 million. On February 25, 2025, the Board of Directors of Dole plc declared a cash dividend of $0.08 per share, to be paid on April 3, 2025. We expect to pay dividends from funds received from subsidiary operations which may be restricted as a result of the laws of their jurisdiction or organization. We do not intend to change our dividend policy in the near or long term, but we may not pay dividends according to the policy, or at all, as determined at the discretion of the Board of Directors, acting in compliance with applicable laws and contractual restrictions.
We expect to fund contractual obligations and other expected capital commitments with existing cash, cash flows from operations, and available borrowings when necessary, and believe we have sufficient sources of liquidity to do so.
Contingencies and Guarantees
In connection with certain acquisitions, we have issued contingent consideration through earn-out agreements in which we are subject to making future payments that are contingent on the acquiree or investment achieving certain financial targets. As of December 31, 2024, the fair value of contingent consideration arrangements amounted to $7.4 million, expected to be paid from 2025 to 2027.
We have certain noncontrolling interests (“NCI”) that contain put options for the related subsidiary, which obligate the Company to acquire the NCI’s shareholding in the subsidiary at a future date upon exercise. The exercise prices of the put options are based on future earnings of the underlying subsidiary and classified as redeemable NCI in mezzanine equity. As of December 31, 2024, the carrying value of redeemable NCI was $35.6 million with a total gross redemption value of $39.4 million, had the options been exercised at December 31, 2024, payable over a maximum of ten years.
As of December 31, 2024, Dole was contingently liable for bank guarantees, letters of credit and surety bonds of indebtedness owed by third parties and investments in unconsolidated affiliates of $55.0 million and $4.9 million, respectively. These guarantees are typically issued in respect of bank borrowings and trading obligations arising in the ordinary course of business, have various terms and are not individually significant. These amounts represent the maximum potential future payments that Dole could be required to make under the guarantees. However, management has concluded that the likelihood of any significant amounts being paid by Dole under these guarantees is remote.
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
Supply / Demand Management and Price Fluctuations
Matching marketplace demand with supply from Dole-owned farms and local and global producers is a core competency for our business. Fresh produce supply and demand management is complicated by the inherent perishability and relatively short shelf-life of these products. The transportation of fresh produce as well as the production and sale of produce can be impacted by geopolitical as well as environmental factors beyond our immediate control, including unexpected weather events and climate change. For example, a warm spell can drive higher strawberry sales, while persistent cold weather can reduce those sales. Overly cold or overly warm weather can disrupt the timing of production, and, when more severe, weather can limit yields and supply overall. Outsized weather events and natural disasters may disrupt entire seasons of operations and can require significant investments in order to fund recovery. Prices and margins fluctuate accordingly. Supply planning traverses seasons and continents and is often conducted months in advance of sale, limiting our capacity to adjust volumes. However, because of the diversity of our customers and producers, as well as our ability to match longer-term supply contracts with longer-term sales contracts and shorter-term supply with more market volumes and pricing, we are able to maintain flexibility to adequately manage operations.
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

Climate Change and Sustainability
Dole conducts business, grows produce and sources product in certain jurisdictions that have imposed, or are considering imposing, new or increased legal and regulatory requirements to reduce or mitigate the potential effects of climate change, including regulation of greenhouse gas emissions and potential carbon pricing programs, and to increase transparency in the areas of ESG matters through more robust reporting requirements. Certain examples of increased ESG regulatory compliance include the EU’s CSRD and Corporate CSDDD. The CSRD legally requires disclosures of an organization’s material ESG impacts, risks and opportunities to enhance transparency and comparability of ESG metrics, targets and policies for EU member companies. The CSDDD requires rules for corporate due diligence activities to address adverse human rights and environmental impacts. We could be required to comply with the CSRD for fiscal year 2025 and are expected to be required to comply with CSDDD for fiscal year 2027, though dates of compliance and scope of disclosures are currently under review by the EU and subject to further change. Compliance with these and other legal, regulatory and reporting requirements will likely result in increased costs and additional investment in facilities, new employees and external advisors, equipment and process-improvement. However, the extent of the impact on our financial results regarding these regulations, as well as the scope and timing of any new or increased regulations related to climate change, cannot be estimated at this time.
Effective in January of 2024, the EU expanded the scope of its greenhouse gas ETS to include maritime transport, which covers our commercial cargo business and other maritime shipping operations in Europe. This scheme, which had until now applied primarily to industrial companies and airlines, is a cap-and-trade system for carbon dioxide (“CO2”) emissions to encourage industries to improve their CO2 efficiency. Under the legislation, we are required to purchase allowances on the open market for our CO2 emissions from maritime operations in Europe. The scope of our emissions that are covered includes 100% of emissions on voyages departing from and arriving at a port under jurisdiction of the EU and 50% of emissions on voyages departing from a country outside of the EU and arriving at an EU port or departing from an EU port and arriving in a port located in a non-EU country. The ETS for the maritime industry is phased-in, whereby we were required to purchase allowances for 40% of our emissions in scope in 2024 and rising to 70% in 2025 and 100% in 2026 and thereafter. While the ETS has had an adverse impact on our operating results, the current cost of allowances has not been material and is not expected to be material in future years. However, we are currently unable to fully assess our ability to obtain sufficient carbon credits or the potential for the future cost of such credits to have a material adverse effect on our business, operations or financial condition.
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
While we believe our ESG goals align with our financial and operational priorities, they are aspirational and may change, and there is no guarantee that they will be met or that they will not have a material impact on our future results.
Regulatory Restrictions, Restrictions on Free Trade and Tariffs
International regulatory restrictions, the application of tariffs and restrictions on free trade by nations or trading blocs can influence the performance of the Company both directly, if sales or costs are impacted by issues in a core market, and indirectly, if competitor volumes are diverted into core markets from markets where the Company does not compete as strongly. See “Item 3D. Risk Factors—Risks Related to Our Business and Industry—Global Economic and Market Risks—We face other risks in connection with our international operations”. Restrictions vary but can take the form of outright bans on the imports of products, regulatory restrictions which preclude the importation of products grown outside of strict specifications or taxes applied to disincentivize importation from other countries or impact the manner in which trade is conducted. Dole’s exposure to regulatory restrictions or restrictions on free trade and tariffs will typically depend on the profile of any given business unit’s produce sales and customer base.

In early 2025, the new U.S. Presidential administration announced significant new tariffs on foreign imports into the U.S. We are currently evaluating the impacts of these tariffs on our business, though the financial effects of these tariffs, or any new tariffs or other fees, are uncertain and cannot be reasonably estimated at this time.
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
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents amounts arising on the acquisition of subsidiaries as a result of the fair value of consideration transferred exceeding the fair value of net identifiable assets and liabilities assumed in a business combination. Goodwill is allocated to reporting units and is not amortized but is tested annually for impairment on the first day of the fourth quarter each financial year and more frequently when events or changes in circumstances indicate that it may be impaired.
On February 27, 2024, Dole entered into a definitive agreement with PTF Holdings in which Dole agreed to sell its 65.0% stake in the Progressive Produce business to PTF Holdings for gross proceeds of $120.3 million in cash (the “Progressive Transaction”). On March 13, 2024, Dole completed the Progressive Transaction, and the Company concluded that the Progressive Transaction was a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit. As a result of the sale, $36.0 million of goodwill was allocated to the Progressive Produce business and was included within the carrying amount of the net assets sold. To determine the fair value of the remaining Diversified Fresh Produce – Americas & ROW reporting unit as of March 31, 2024, the Company utilized the income approach to estimate the reporting unit’s projected long-term performance. Based on the results of the analysis, the Company recorded a goodwill impairment charge of $36.7 million in March 2024.
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
For the fiscal year 2024 annual impairment assessment of each reporting unit with goodwill, the Company elected to bypass the qualitative assessment and perform the quantitative assessment with the assistance of a third-party specialist. We used an income approach (discounted cash flows) to estimate the fair value of each reporting unit. Key drivers in the fair value analysis included the allocation of net assets to reporting units, discount rates and long-term growth rates to derive expected future cash flows. Cash flow projections used in the fair value analysis are considered Level 3 inputs and generally consist of management’s estimates of revenue growth rates and profitability, which for management is based on Adjusted EBITDA. The values applied to these key assumptions are derived from a combination of external and internal factors, based on past experience coupled with management’s future expectations about business performance. Discount rates used in the analysis are generally estimated by calculating a reporting unit-specific weighted average cost of capital to reflect the market assessment of risks specific to that reporting unit.

Dole’s reporting units are its reportable segments. As of the testing date of October 1, 2024, goodwill was allocated to the Company’s reporting units as follows:1

10/1/2024
(U.S. Dollars in millions)
Fresh Fruit	$273.3
Diversified Fresh Produce – EMEA	152.6
Diversified Fresh Produce – Americas & ROW	15.9
The quantitative tests as of October 1, 2024 indicated two of Dole’s reporting units with allocated goodwill were considered to be at risk of future impairment. The fair value of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were approximately 10% and 8% above their carrying amounts, respectively. The fair value of these reporting units has improved from the 2023 quantitative assessment primarily as a result of a decrease in the discount rate (weighted average cost of capital) assumptions. A 25-basis point increase in the applied discount rates would have resulted in headroom of 5% for the Fresh Fruit reporting unit and headroom of 5% for the Diversified Fresh Produce – Americas & ROW reporting unit. A 50-basis point increase in the applied discount rates would have resulted in headroom of 1% for the Fresh Fruit reporting unit and headroom of 1% for the Diversified Fresh Produce – Americas & ROW reporting unit. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment. The quantitative test for the Diversified Fresh Produce – EMEA reporting unit indicated its fair value is sufficiently above its carrying amount.
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
For the 2024 annual impairment assessment of the DOLE brand indefinite-lived intangible asset, the Company elected to bypass the qualitative assessment and perform the quantitative assessment with the assistance of a third-party specialist. The DOLE brand was valued using a relief from royalty rate approach as of the testing date of October 1, 2024. The key assumptions in the fair value analysis were the royalty rates used to estimate royalty payments saved by owning the brand, the expected long-term growth rate and the discount rate (weighted average cost of capital). These assumptions were developed with the assistance of a third-party specialist and consider comparable market data, company-specific factors and management’s estimates of revenue growth rates and profitability. The quantitative test as of October 1, 2024 indicated the fair value of the DOLE brand is sufficiently above its carrying amount.
For each of the other indefinite-lived intangible assets, the Company performed qualitative assessments. These assessments indicated the fair values of the indefinite-lived intangible assets exceeded their carrying values, which totaled $4.1 million as of October 1, 2024. Therefore, no impairment was recorded.
As of December 31, 2024, management is not aware of any items or events that would cause an adjustment to the carrying amount of goodwill or other indefinite-lived intangible assets.
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
1 Fresh Vegetables is presented as discontinued operations in our consolidated financial statements, and no goodwill is allocated to the Fresh Vegetables reporting unit.

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
For our pension plans, the discount rates are determined based on hypothetical bond portfolios with amounts and maturities that match the projected future benefit payments. The weighted average discount rates for Dole’s U.S. pension plan obligations and net periodic benefit income were 5.14% and 5.10%, respectively, for the year ended December 31, 2024. A 25-basis point decrease in the discount rates would increase the projected benefit obligation for the U.S. pension plans by $2.9 million, and increase the net periodic benefit income by $0.7 million. The weighted average discount rate of Dole’s international pension plan obligations and net periodic benefit cost was 5.66% and 5.06%, respectively, for the year ended December 31, 2024. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the international pension plans by $5.7 million and the impact to the net periodic benefit cost would be minimal.

For our funded U.S. plan, the pension expense for the year ended December 31, 2024 was determined using an expected annual rate of return on plan assets of 6.70%. As of December 31, 2024, our U.S. pension plan investment portfolio was invested approximately 23% in equity securities, 51% in fixed income securities and 14% in real estate, with the remainder in other investments. A 25-basis point change in the expected rate of return on pension plan assets would impact net periodic benefit income for the year ended December 31, 2024 by $0.4 million.
For our international plans outside the U.S., the pension expense for the year ended December 31, 2024 was determined using an expected annual rate of return of plan assets of 4.38%. As of December 31, 2024, the investment portfolio of international pension plans was invested approximately 11% in equity securities, 35% in fixed income securities and 3% in real estate, with the remainder in other investments. A 25-basis point change in the expected rate of return on pension plan assets would impact net periodic benefit cost for the year ended December 31, 2024 by $0.5 million.
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
Item 6.        Directors, Senior Management and Employees
A.    Directors and senior management.
Directors and Executive Officers
Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof.

Name	Age	Position
Carl McCann	71	Executive Chair and Director
Rory Byrne	64	Chief Executive Officer and Director
Johan Lindén	57	Chief Operating Officer and Director
Jacinta Devine	52	Chief Financial Officer and Director
Timothy M. George	72	Director
Imelda Hurley	53	Director
Rose Hynes	67	Director
Michael Meghen	70	Director
Helen Nolan	67	Director
Jimmy Tolan	61	Director
Kevin Toland	59	Director
Our directors and executive officers are as follows:
Carl McCann, BBS, MA, FCA.
Appointed to the Board: February 2021
Nationality: Irish
Skills and experience: With over 40 years in the fresh produce industry, Carl began his career at KPMG before moving to work in Fyffes in 1980. During this time, he held roles of increasing leadership, including Finance Director, Vice Chairman and Executive Chairman, while also overseeing the execution of strategic priorities across the business. Carl was appointed Chairman of Fyffes in 2003, before assuming the role of Executive Chairman at Total Produce in 2006 and during his tenure he led Total Produce through numerous strategic initiatives and operational achievements, including its growth and expansion across European and North American markets, and more recently, its combination with Dole Food Company. In addition to these roles, he is also Chairman of Balmoral International Land Holdings Limited and serves on the boards of several other companies.
Education: Carl earned his undergraduate and master's degrees from Trinity College Dublin and is a Fellow of the     Institute of Chartered Accountants in Ireland.

Rory Byrne, B Comm, FCA.
Appointed to the Board: February 2021
Nationality: Irish
Skills and experience: Rory has over 30 years of experience in the fresh produce industry, having begun his career at Fyffes in 1988. At Fyffes, he held a number of senior positions including Finance Director of the Group’s U.K. business and Managing Director of its Spanish operations before becoming Managing Director of the General Produce Division in 2002. Rory was appointed Chief Executive Officer of Total Produce in 2006 and led Total Produce through 15 years of sustained profitability and significant acquisition-led and organic expansion, with total Group revenues more than tripling during his tenure. While serving as Chief Executive Officer, he also oversaw Total Produce's expansion into North American markets, including Total Produce's recent combination with Dole Food Company. Rory is well recognized across the industry for his unique combination of leadership ability, strategic vision, creativity and strong drive for success.
Education: Rory earned his undergraduate degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Johan Lindén, BBA, MBA,
Appointed to the Board: July 2021
Nationality: Swedish
Skills and experience: Johan began his career at Dole Food Company in September 2000 within the European operations, initially serving as general manager at Dole Food Company’s value‐added operation until 2008. From 2005 to 2008, he additionally acted as Deputy General Manager for Dole Food Company’s Swedish wholesale operation before being promoted to General Manager Fresh Fruit Northern Europe and was, subsequently, promoted to President Dole Europe in October 2010. In 2015, Johan relocated to Dole Food Company’s U.S. corporate headquarters where he served as President and Chief Operating Officer before being appointed as President and Chief Executive Officer of Dole Food Company in 2017.
Education: Johan holds a B.B.A. in Business Administration from Schiller International University, Germany with some of his undergraduate studies being completed at Iowa State University. He attended graduate school at Harvard University and earned his MBA from the University of Cape Town.
Jacinta Devine, FCA,
Appointed to the Board: June 2022
Nationality: Irish
Skills and experience: Prior to her appointment as Chief Financial Officer, Jacinta served as Company Secretary of Dole plc. Jacinta was appointed to the role of Company Secretary of Total Produce plc in 2017. During this time, she gained experience and knowledge in corporate governance matters for publicly traded companies. Jacinta has almost 30 years’ experience in the fresh produce industry having joined the Group in 1996. During the course of her career she has held a number of senior accounting and financial positions including Divisional Finance Director of Ireland and the U.K.
Education: Jacinta is a Fellow of the Institute of Chartered Accountants in Ireland.
Timothy M. George, BA, MBA,
Appointed to the Board: July 2021
Nationality: American
Skills and experience: Timothy is currently a Vice Chairman and Managing Director in the Consumer and Retail Group at RBC Capital Markets, Global Investment Banking Division. Prior to RBC, he served as a Vice Chairman of Lazard, Group Head of the Firm’s Consumer, Retail and Leisure Group and was a member of the North American Financial Advisory Committee (2011-2024). He has more than 40 years of experience in the investment banking industry and has advised numerous companies in recent years in the consumer, food, beverage and retail sectors. Prior to joining

Lazard, he was a Founding Partner of Greenhill & Co., LLC, a member of Greenhill’s Management Committee and also headed Greenhill’s Consumer Products, Food and Beverage Group. He held numerous senior roles in Morgan Stanley & Co. and prior to 1984, Timothy was a Vice President of Goldman Sachs and Assistant Treasurer of J.P. Morgan & Co. Timothy served on the Board of Trustees of The University of Chicago and was formerly a member of its Executive Committee and Chairman of the Board’s Financial Planning Committee. He was a member of the Advisory Council of the Board of The University of Chicago Booth School of Business and also served on the board of directors of Seminis, Inc., the largest developer, grower and marketer of fruit and vegetable seeds in the world.
Education: Timothy has an MBA in Accounting and Finance from the University of Chicago Booth School of Business and a BA in Economics and Finance from the University of Chicago.
Committee Membership: Nomination and Corporate Governance Committee
Imelda Hurley, FCA, BBS,
Appointed to the Board: July 2021
Nationality: Irish
Skills and experience: Imelda was appointed to the Board of Total Produce as a Non-Executive Director in 2019 and was a member of the Audit and Nomination Committees. She is the Chief Executive Officer and an Executive Director of Coillte, Ireland’s commercial state forestry company which is responsible for managing over one million acres of primary forested land. In addition, she is a Non-Executive Director of IBEC, Ireland’s largest business representative group and has previously served as President of that organization. From 2014 to 2018, Imelda was an Executive Director and Chief Financial Officer at Origin Enterprises plc, an international agri-services business. Prior to this, she was based between Hong Kong and the People’s Republic of China where she was Chief Financial Officer & Head of Sustainability for PCH International, a Silicon Valley-backed product development and supply chain management business. She has also held various positions including that of Group Finance Director at Greencore Group plc and she worked in the Audit & Business Advisory practice of Arthur Andersen. Imelda has also been a member of the Board of Bord Gais Eireann/ Ervia, where she served as Audit Committee Chair.
Education: Imelda holds a Bachelor of Business Studies from the University of Limerick in Ireland, is a Fellow of the Institute of Chartered Accountants in Ireland and has completed the Advanced Management Program at Harvard Business School.
Committee Membership: Audit Committee
Rose Hynes, BCL, AITI,
Lead Independent Director
Appointed to the Board: July 2021
Nationality: Irish
Skills and experience: Rose was a director of Total Produce from November 2006. She is currently Chair of the Irish Aviation Authority. She is a member of the University of Limerick Foundation Board and is also an Adjunct Professor of Law at the University since 2014. Rose has over 30 years of experience as a Non-Executive Director, senior executive and a commercial lawyer. In 1988, she joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel and Head of the Commercial Department. She is a former Non-Executive Director of a number of companies, including Bank of Ireland, Fyffes plc, Aer Lingus Group plc and a former Chairman of Bord Gais and Shannon Group plc, Eir and Origin Enterprises plc.
Education: Rose is a lawyer and a University College Dublin law graduate. She is an Associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators. She also holds a Diploma in Applied Finance from the Irish Management Institute.
Committee Membership: Nomination and Corporate Governance Committee (Chair)

Michael Meghen, BBS LLB,
Appointed to the Board: July 2021
Nationality: Irish
Skills and experience: Michael was appointed to the Board of Total Produce as a Non-Executive Director in July 2018 and was Chair of the Compensation Committee and a member of the Nomination Committee. For many years, he was a senior corporate partner in Arthur Cox, Ireland’s leading legal firm, in which he held a number of senior leadership roles and where he specialized in mergers and acquisitions. His years with Arthur Cox coincided with a period of transformational growth both in the home market and internationally for many Irish businesses, and he led a diverse range of mergers, acquisitions and disposals across various industry sectors, including manufacturing, IT, hotels, retailing and distribution. Michael also has experience in the negotiation and implementation of acquisitions, joint ventures and commercial contracts in Europe and the U.S. as well as in Central and South America. He was formerly a non-executive director of Mars Foods Ireland Limited.
Education: Michael is a lawyer and holds degrees in business and in law from Trinity College Dublin.
Committee Membership: Compensation Committee (Chair), Nomination and Corporate Governance Committee.
Helen Nolan, B Comm, FCA,
Appointed to the Board: July 2021
Nationality: Irish
Skills and experience: Helen was appointed to the board of Total Produce as a Non-Executive Director in July 2019 and was a member of the Audit Committee. She has extensive experience in senior leadership roles across a variety of industries. As a senior executive at Bank of Ireland Group plc, she held the roles of Group Secretary and Group Chief Internal Auditor. Prior to that, she held a number of senior finance roles in banking and life and pensions businesses, including Divisional Finance Officer for the Capital Markets Division of Bank of Ireland. Helen chairs the Board of Aviva Life and Pensions Ireland DAC, where she also chairs the Nomination Committee. She is a Director and Chair of the Audit Committee of Companjon Insurance DAC and previously held the role of Director at Our Lady's Hospice and Care Services DAC. She is also a Director of the Institute of Directors Ireland, where she chairs the Finance and Governance Committee. She chaired the Audit Committee of the Irish Department of Agriculture for a number of years.
Education: Helen is a Fellow of the Institute of Chartered Accountants in Ireland, having trained with KPMG. She holds a Bachelor of Commerce degree from University College Dublin and completed the Columbia Senior Executive Program at Columbia Business School, New York.
Committee Membership: Audit Committee
Jimmy Tolan, B Comm, FCA,
Appointed to the Board: July 2021
Nationality: Irish
Skills and experience: Jimmy acted as an adviser to Total Produce on the initial investment in DFC Holdings in 2018 and served on the Board of Dole Food Company since 2018. Jimmy is currently Chair of Mater Private Network which is Ireland’s leading private hospital group. He has also served as Chair of a number of companies since 2015 including Carechoice which is a nursing home group and pharmacy group McCauley until its sale to Uniphar plc. Jimmy has over 30 years of experience in the fresh produce industry having joined Fyffes plc in 1990 where he led the Corporate Development function from 1995 until he was appointed Chief Executive Officer in 2006. In 2008, Jimmy was appointed Chief Executive Officer of VHI, Ireland’s largest health insurer and he subsequently led PwC Ireland’s healthcare advisory business between 2012 and 2014. Since 2015, Jimmy has been a non-executive chair of a number of organizations. He is a former chair of the Rehab Group, one of Ireland’s largest intellectual disability service providers.
Education: Jimmy holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Committee Membership: Nomination and Corporate Governance Committee.
Kevin Toland, FCMA,
Appointed to the Board: July 2021
Nationality: Irish
Skills and experience: Kevin was appointed to the board of Total Produce as a Non-Executive Director in 2015 and was Chair of the Audit Committee and a member of the Compensation Committee (prior Chair). With over 30 years of senior leadership experience in the Beverage, Food, Nutrition, Aviation and Retail sectors, Kevin is Chair of Gas Networks Ireland and Chair of Vasorum, a medical device company. He was Chief Executive Officer of Aryzta AG and prior to this he was Chief Executive Officer of daa plc. Kevin has also held various positions with Glanbia plc, including Executive director of Glanbia plc, Chief Executive and President of Glanbia USA and Global Nutritionals and Group Development Director, Chief Executive Officer of Glanbia Consumer Foods and as Group Strategy and Marketing Director. He has also worked with Coca Cola in Russia and Ireland and with Diageo in Budapest and Ireland in various senior leadership roles. Kevin has also served as a director of the Irish Business and Employers Confederation, including as Chair of the Finance and Audit Committee. He was also Chair of Identigen, a Private Equity owned AgriTech company, Chair of Invert Robotics and a board member of Bewleys Limited.
Education: Kevin is a Fellow of the Chartered Institute of Management Accountants and holds a Diploma in Applied Finance from the Irish Management Institute.
Committee Membership: Audit Committee (Chair), Compensation Committee.

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
Following a review by the Compensation Committee and the information gathered by and advice received from FW Cook, the Compensation Committee approved the fiscal year 2024 compensation and benefits provided to our named executive officers as set forth in the table below. Annual non-equity incentive awards are determined based on the achievement of certain strategic and performance targets, and annual equity awards are granted under the Omnibus Plan. The table below reflects Fixed Salary with effect from January 1, 2024.

Name	Domestic Currency	Fixed Salary Domestic Currency	Annual Target Incentive Opportunity (% of Fixed Salary) Domestic Currency	Annual Target Equity Award (% of Fixed Salary) Domestic Currency
Carl McCann	Euro	€ 858,580	(70%) € 601,006	(100%) € 858,580
Rory Byrne	Euro	€ 818,004	(100%) € 818,004	(150%) € 1,227,006
Johan Lindén	Euro	€ 786,921	(100%) € 786,921	(100%) € 786,921
Jacinta Devine	Euro	€ 448,800	(75%) € 336,600	(75%) € 336,600

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

Campbell Soup
Casey’s General Stores
Conagra Brands
Darling Ingredients
Flowers Foods
Fresh Del Monte Produce
Grocery Outlet Holding
Ingredion
J.M. Smucker
Lamb Weston
Performance Food Group
Pilgrim’s Pride
Post
Seaboard
SpartanNash
Sprouts Farmers Market
TreeHouse Foods
United Natural Foods
US Foods Holding
Weis Markets
Fixed Salary
Fixed Salaries of named executive officers are reviewed annually by the Committee with regard to personal performance, Group performance and competitive market remuneration levels. Fixed Salaries of our named executive officers for 2024 include an increase of 2% over fiscal year 2023 levels.
Annual Incentive Plan
Annual Incentive Plan
Our named executive officers are eligible for annual non-equity incentive awards under the annual incentive plans in place in Dole. These awards, save in exceptional circumstances, are capped at 200% of an executive officer’s Fixed Salary.
For 2024, the annual non-equity incentive awards for our named executive officers were determined based on the achievement of the approved Adjusted EBITDA performance budgetary goal for Dole under the Annual Incentive Plan (“the AIP”), and those awards are referred to hereafter as the “AIP awards”.

After determining the 2024 financial payout percentages, the Committee approved the following annual incentive cash payments. Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the rate of €1.00 to $1.08192, being the average mid-rate for 2024.

Name	Target Incentive ($)	Financial Performance Rating (%)	Total Incentive Payment ($)
Carl McCann	650,240	151.67%	986,220
Rory Byrne	885,015	151.67%	1,342,302
Johan Lindén	851,385	151.67%	1,291,296
Jacinta Devine	364,174	151.67%	552,343

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
In fiscal year 2024, a total of 2,777 ordinary shares in the Company were purchased by the trust at market value on behalf of the Messrs. McCann and Byrne and Ms. Devine under this scheme.
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
2024 Equity Awards
Fiscal year 2024 long-term incentive awards for the named executive officers were delivered entirely in the form of Restricted Stock Units (“RSUs”), 50% of which are subject to a market condition (the “RSUs with a market condition”) and 50% of which are subject solely to time-based vesting (the “Time-Based RSUs”). For the RSUs with a market condition, the number of shares earned may range from 0% to 200% of the target number of RSUs with a market condition granted based on share price for the performance cycle ending December 31, 2026. The Time-Based RSUs will vest 100% on December 31, 2026.
2022 Equity Awards

Fiscal year 2022 long-term incentive awards for the named executive officers were delivered entirely in the form of Restricted Stock Units (“RSUs”), 50% of which are subject to a market condition (the “RSUs with a market condition”) and 50% of which are subject solely to time-based vesting, (the “Time-Based RSUs”). The Committee assessed the final outcome for the 2022 long-term incentive awards in January 2025 and determined that for the RSUs with a market condition granted based on share price for the performance cycle ending December 31, 2024, the performance against targets has resulted in a 0% vesting level, and for the Time-Based RSUs, the three year cliff vesting period was satisfied on December 31, 2024 and such RSUs have therefore vested at 100%.

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
Summary Compensation Table(1)
The table below summarizes the compensation attributable to each of our named executive officers for the years 2024 and 2023. All amounts are shown in thousands.

Name and Principal Position	Year	Fixed Salary ($)	Bonus ($)	Stock Awards (3) ($)	Stock Option Awards ($)	Non-equity Incentive Plan Compensation (2) ($)	All Other Compensation (4) ($)	Total ($)
Carl McCann	2024	929	—	999	—	986	—	2,914
Executive Chair, Dole plc	2023	910	—	1,082	—	1,062	—	3,054

Rory Byrne (5)	2024	1,013	193	1,428	—	1,342	666	4,642
Chief Executive Officer, Dole plc	2023	991	189	1,546	—	1,445	201	4,372

Johan Lindén	2024	851	—	916	—	1,291	180	3,238
Chief Operating Officer, Dole plc	2023	842	—	1,034	—	1,390	431	3,697

Jacinta Devine	2024	486	—	392	—	552	97	1,527
Chief Financial Officer, Dole plc	2023	476	—	391	—	541	95	1,503
(1) Amounts shown have, where relevant, been converted from euro into U.S. dollars. Translations from euro into U.S. dollars were made at the following rates: 2024: €1.00 to $1.08192 and 2023: €1.00 to $1.08127. These are the annual average mid rates for the respective periods as per the Dole Annual Financial Statements.
(2) Amounts shown represent the AIP awards payable to the executive directors based on the achievement of the applicable performance goals under the AIP.
(3) Amounts shown for 2024 and 2023 represent RSU awards granted under the Omnibus Plan.
(4) Amounts shown represent the value of benefits paid by us, including all taxable expenses, health benefit payments, pension contributions and cash allowances in lieu of the prospective pension entitlements foregone. Specifically, for 2024: (i) for Mr. Byrne, the amount reflects $7,325 in motor expenses and $658,889 cash allowance in lieu of the pension entitlements foregone; (ii) for Mr. Lindén the amount reflects employer pension contributions of $62,954 and $102,868 cash in lieu of pension contributions; (iii) for Ms. Devine, the amount reflects employer pension contributions of $97,113.
(5) Amounts for Mr. Byrne include remuneration paid to his wife, who is an employee of a subsidiary of Dole. See “Item 7B. Related party transactions.”

Outstanding Equity Awards at Fiscal Year End
As of December 31, 2024, our named executive officers held the following beneficial interests in stock options or other equity or equity-based grants under the Omnibus Plan.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares,Units or Other Rights That Have Not Vested (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Carl McCann	—	106,026	—	16.00	07/29/2031	78,100	1,057,474	135,974	1,841,088
Rory Byrne	—	150,669	—	16.00	07/29/2031	111,614	1,511,254	194,322	2,631,120
Johan Lindén	—	89,285	—	16.00	07/29/2031	73,065	989,300	127,592	1,727,596
Jacinta Devine	—	—	—	—	—	29,464	398,943	50,998	690,513
(1) The vesting schedule for all outstanding unvested stock and unexercised stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% vested on July 30, 2024
03/16/2023	Time-Based RSUs	100% will vest on December 31, 2025
03/06/2024	Time-Based RSUs	100% will vest on December 31, 2026
03/16/2023	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2025
03/06/2024	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2026
(2) The market value of unearned shares is based on the December 31, 2024 closing share price of $13.54. The market value of unearned RSUs with a market condition assumes payout as assessed with a performance period ending December 31, 2024.
Pension, Retirement, Nonqualified Deferred Compensation or Similar Benefits
Mr. McCann and Mr. Byrne have agreed to cap their pension entitlements in line with the provisions of the Irish Finance Acts 2006 and 2011, and where applicable, receive a supplementary, taxable, non-pensionable cash allowance or a contribution to a defined contribution scheme in lieu of prospective pension entitlements. The actual cash allowances or contributions to a defined contribution scheme in lieu of the prospective pension entitlements foregone for 2024 was $658,889 for Mr. Byrne. No payments were made to Mr. McCann for 2024.
For 2024, Mr. Lindén is eligible to participate in a defined contribution scheme, and the cash contributions paid into this scheme for Mr. Lindén in 2024 was $62,954. Mr. Lindén also received $102,868 cash in lieu of pension contributions.
Ms. Devine is eligible to participate in a defined contribution scheme, and the cash contributions paid into this scheme for Ms. Devine in 2024 were $97,113.
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
Specifically, commencing with the completion of the Transaction, and having taken into account the information gathered from the compensation review and the advice received from FW Cook, each non-employee director member of the Dole plc board of directors is entitled to receive an annual cash retainer of $86,700 and an annual award of restricted stock units with a grant date value of $86,700, which vests in full on the one-year anniversary of the grant date. In addition, each committee chair also receives an annual cash retainer of $10,200.

With the exception of travel expenses, non- employee directors are not eligible for pension benefits, non-qualified deferred compensation or any other cash, equity award or other benefit or fringe benefit.
The following table presents the individual compensation and benefits provided to our non-employee directors during the fiscal years ended December 31, 2024 and December 31, 2023 and are shown in U.S. dollars and thousands:

Name	Year	Fees Earned in Cash (1)($)	Stock Awards (2) ($)	Total Fees ($)
Timothy George	2024 2023	87 85	87 85	174 170
Imelda Hurley	2024 2023	87 85	87 85	174 170
Rose Hynes	2024 2023	97 95	87 85	184 180
Michael Meghen	2024 2023	97 95	87 85	184 180
Helen Nolan	2024 2023	87 85	87 85	174 170
Jimmy Tolan	2024 2023	87 85	87 85	174 170
Kevin Toland	2024 2023	97 95	87 85	184 180
(1) All amounts shown are in U.S. dollars.
(2) All stock awards listed above represent the annual award of Time-Based RSUs granted to the non-employee directors. They vest 100% on the first anniversary of the date of grant. The Time-Based RSUs granted in 2023 vested on June 26, 2024 and the Time-Based RSUs granted in 2024 will vest on May 29, 2025. The Time-Based RSUs awarded are entitled to cash dividend equivalents.

C.    Board practices.
Composition of the Board of Directors
Our Articles of Association provide that the number of directors will be not less than three and not more than fourteen. Our Board of Directors is composed of eleven members. Carl McCann serves as the Chair of the Board of Directors. The term of each director’s service is as follows:

Name	Date Elected	Expiration of Current Term
Carl McCann	February 8, 2021	2025 annual general meeting
Rory Byrne	February 8, 2021	2027 annual general meeting
Johan Lindén	July 18, 2021	2026 annual general meeting
Jacinta Devine	June 30, 2022	2026 annual general meeting
Timothy M. George	July 18, 2021	2027 annual general meeting
Imelda Hurley	July 18, 2021	2027 annual general meeting
Rose Hynes	July 18, 2021	2025 annual general meeting
Michael Meghen	July 18, 2021	2025 annual general meeting
Helen Nolan	July 18, 2021	2025 annual general meeting
Jimmy Tolan	July 18, 2021	2026 annual general meeting
Kevin Toland	July 18, 2021	2026 annual general meeting
Director Independence
As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our Board of Directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our Board of Directors has determined that each of Timothy George, Imelda Hurley, Rose Hynes, Michael Meghen, Helen Nolan, Jimmy Tolan and Kevin Toland do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as defined under NYSE rules.
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
The members of the Nomination and Corporate Governance Committee are Rose Hynes (Chair), Michael Meghen, Timothy George and Jimmy Tolan.
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

D.    Employees.
Employees
In fiscal year 2024, we had approximately 35,371 full-time employees on average worldwide. The following table describes our average employees by reportable segment, including the Fresh Vegetables division, for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

	2024	2023	2022
Fresh Fruit	19,712	19,691	23,915
Fresh Vegetables	3,354	3,469	2,688
Diversified Fresh Produce – EMEA	7,728	7,162	6,448
Diversified Fresh Produce – Americas & ROW	4,577	3,756	4,371
Total	35,371	34,078	37,422
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
Safety and Health. The safety, health and welfare of all of our employees, whatever their role, is paramount to our company. Farms and facilities are regularly audited to check for employee welfare, such as ensuring that we are complying with all laws related to employees’ health, safety and welfare.
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

E.    Share ownership.
Shareholdings of Our Current Executive Officers and Non-Employee Directors
The interests of the named executive officers and non-employee directors of Dole plc in the issued share capital of the Company as of February 26, 2025 was as follows. For further information refer to “Item 6B. Compensation”.

	Ordinary Shares (#)	Ordinary Shares (%)	Stock Options (#) (1) (2)	Time-Based RSUs (#) (2)	RSUs with a market condition (#) (2)
Carl McCann	768,995	0.808%	106,026	78,100	135,974
Rory Byrne	456,442	0.480%	150,669	111,614	194,322
Johan Lindén	138,927	0.146%	89,285	73,065	127,592
Jacinta Devine	37,712	0.040%	—	29,464	50,998
Timothy George	11,220	0.012%	—	7,020	—
Imelda Hurley	10,158	0.011%	—	7,020	—
Rose Hynes	17,412	0.018%	—	7,020	—
Michael Meghen	13,435	0.014%	—	7,020	—
Helen Nolan	16,996	0.018%	—	7,020	—
Jimmy Tolan	20,397	0.021%	—	7,020	—
Kevin Toland	24,584	0.026%	—	7,020	—
Total	1,516,278	1.594%	345,980	341,383	508,886
(1) All stock options listed in the table above have an exercise price of $16.00 per share and an expiration date of July 29, 2031.
(2) The vesting schedule for all outstanding unvested stock and stock options listed in the table above is as follows:

Grant Date	Grant Type	Vesting Schedule
07/30/2021	Stock Options	100% will vest on July 30, 2024
03/16/2023	Time-Based RSUs	100% will vest on December 31, 2025
03/06/2024	Time-Based RSUs	100% will vest on December 31, 2026
05/29/2024	Time-Based RSUs	100% will vest on May 29, 2025
03/16/2023	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2025
03/06/2024	RSUs with a market condition	Subject to satisfaction of performance conditions, will vest on December 31, 2026
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
As of December 31, 2024, all of our named executive officers with the exception of Ms. Devine, who has been recently appointed to the Board had satisfied the required shareholding threshold.
F.    Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

Item 7.        Major Shareholders and Related Party Transactions
A.    Major shareholders.
PRINCIPAL SHAREHOLDERS
As of February 26, 2025, Dole plc has 95,138,034 Ordinary shares outstanding. Dole’s Ordinary shares are listed and can be traded on the NYSE in U.S. dollars. Such shares may be held in the following two ways:
•beneficial interests in Dole’s Ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form.

All of Dole’s Ordinary shares that are held in a securities depository are held at DTC. As of February 26, 2025, there were 136 record holders in the U.S. (i.e., banks or brokers) holding approximately 84,290,071 of Dole’s outstanding Ordinary shares through their accounts at DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. Also as of the same date, there were 3,107 record holders holding approximately 9,991,993 of Dole’s outstanding Ordinary shares whose addresses on record with our transfer agent indicate that they are residents of Ireland.
The following table sets forth each person known by us to beneficially own more than 5% of our Ordinary shares as of February 26, 2025. Our major shareholders do not have different voting rights. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder, unless noted otherwise, subject to community property laws where applicable.

	Number of Ordinary shares	Percentage owned
David H. Murdock(1)	11,917,263	12.5%
Balkan Investment Unlimited Company and related parties(2)	7,299,375	7.7%
Pale Fire Capital SE(3)	6,208,640	6.5%
Rubric Capital Management LP(4)	5,200,000	5.5%
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
(2)Consists of (i) 2,231,370 Ordinary shares held directly by Balkan Investment Unlimited Company (“BIUC”) and (ii) 5,068,005 Ordinary shares held by related parties of BIUC. Mary McCann has indirect voting and dispositive power over the shares held by BIUC and related parties in Dole plc. Carl McCann is one of the sons of Mrs. McCann.
(3)The number of shares beneficially owned is based on information set forth in a Schedule 13D of Pale Fire Capital SE ("Pale Fire Capital"), filed with the SEC on February 6, 2025. The filing indicated that Pale Fire Capital held 6,208,640 Ordinary Shares as of February 6, 2025.
(4)The number of shares beneficially owned is based on information set forth in a Schedule 13F of Rubric Capital Management LP (“Rubric Capital Management”) filed with the SEC on February 14, 2025. The filing indicated that Rubric Capital Management held 5,200,000 Ordinary Shares as of December 31, 2024.
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
As set out in Note 20 “Related Party Transactions” in the consolidated financial statements included herein, the Company through two of its subsidiaries currently leases a number of properties for use in its normal trading activities from Balmoral International Land Holdings plc (“Balmoral”), some of which are due for renewal in the year ended December 31, 2025. The Company through a subsidiary also intends to enter into a new real property lease with Balmoral also for use in normal trading activities. The existing leases which are due for renewal and the new lease are subject to shareholder approval as described below.
Balmoral is a related party to the Company because Mr. McCann, the Company’s Executive Chairman, is also the Chair of the Board of Balmoral. The new lease, which is on arms-length terms, is for a 15-year term, with an option for the Company to break the lease or sub-lease at year ten. The lease agreement requires shareholder approval under Section 238 of the Irish Companies Act; as such, the Company intends to seek shareholder approval of this lease agreement and the renewal of the existing leases at the Company’s annual meeting of shareholders in May 2025.
The total net expense of all arrangements with Balmoral for each of the three years ended December 31, 2024, December 31, 2023 and December 31, 2022 is set out in Note 20 “Related Party Transactions” in the consolidated financial statements included herein.
For further discussion on other significant related party transactions we entered into during the years ended December 31, 2024, December 31, 2023 and December 31, 2022, see Note 20 “Related Party Transactions” in the consolidated financial statements included herein for further detail.
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
Item 8.        Financial Information
A.    Consolidated Statements and Other Financial Information.
Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and report of our independent registered public accounting firm included herein.
Export Sales
In the year ended December 31, 2024, the amount of sales outside of Ireland was $9.6 billion, which represents 95% of our total sales and includes $1.1 billion of sales from our Fresh Vegetables division. Refer to Note 5 “Revenue” included in the consolidated financial statements included herein for further detail.
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
B.    Significant Changes.
Except otherwise disclosed within this Annual Report on Form 20-F, no significant change has occurred since December 31, 2024.
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
Ordinary Shares Held by U.S. Resident Shareholders
Distributions paid in respect of our Ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT, provided the address of the beneficial owner of such Ordinary shares in the records of the broker holding such Ordinary shares is in the U.S. (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of our Ordinary shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company)..
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
CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.
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
Foreign Currency Contracts
Within its operating entities, Dole has transaction risk as our sales and operations are denominated in both the functional currency of the operating entities and in a variety of other major currencies. We also source the majority of our products in locations that are foreign to the purchasing entity and accordingly are exposed to changes in exchange rates between the functional currency of the operating entity and currencies in these sourcing locations. Our exposure to exchange rate fluctuations in these selling and sourcing locations is partially mitigated by entering into U.S. dollar, euro, British pound sterling, Swedish krona and Chilean peso denominated contracts for third-party sales, as well as third-party product purchases and most other third-party supply agreements, including shipping contracts. However, in areas in which the functional currency is different than local currency, we are still exposed to costs that are denominated in local currencies, primarily the Honduran lempira, Costa Rican Colón and Mexican peso.
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
As of December 31, 2024, the notional amounts of Dole’s foreign currency hedge portfolio were as follows:

Notional Amount
United States dollar	$35.2 million
Euro	€299.8 million
British pound sterling	£10.2 million
Swedish krona	SEK106.8 million
Chilean peso	CLP$19.7 billion
These values include derivative instruments that are designated and qualify for hedge accounting as well as economic or fair hedges. The fair value of all foreign currency derivatives that qualify for hedge accounting as of December 31, 2024 was an asset of $6.4 million and a liability of $0.8 million, and for the year ended December 31, 2024, we recorded realized losses of $3.2 million and unrealized gains of $10.0 million. We currently estimate that a 10% weakening of the U.S. dollar would have increased unrealized losses to $15.9 million, assuming that each exchange rate would change in the same direction relative to the U.S. dollar.
The fair value of other foreign currency cash flow derivatives that do not qualify for hedge accounting as of December 31, 2024 was an asset of $0.4 million and a liability of $0.3 million, and for the year ended December 31, 2024, we recorded realized gains of $0.6 million and unrealized losses of $0.2 million. We currently estimate that a 10% weakening of the U.S. dollar would not have resulted in a material change in the fair value of the hedges or on our results of operations.
The fair value of our fair value hedges as of December 31, 2024 was an asset of $0.7 million and a liability of $1.1 million, and for the year ended December 31, 2024, we recorded realized gains of $0.1 million and unrealized losses of $1.5 million. We currently estimate that a 10% weakening of the U.S. dollar would not have resulted in a material change in the fair value of the hedges or on our results of operations.

Interest Rate Risk
As of December 31, 2024 , Dole has $1.0 billion in indebtedness, primarily with variable rate facilities. Therefore, changes in interest rates in our indebtedness could have a material impact on our financial results. See Note 14 “Debt” to the consolidated financial statements included herein for additional information regarding our debt.
We enter into interest rate swaps to hedge our exposure to changes in interest rates on our significant debt facilities. As of December 31, 2024, we held an aggregate notional amount of $695.0 million of interest rate swaps with maturity dates ranging from one to three years that effectively converted the rate of $695.0 million of debt from variable to fixed. The interest rate swaps pay a fixed rate of interest at rates between 0.77% and 3.31%, with the receiving rates variable based on SOFR, which was 4.33% as of December 31, 2024.
The fair value of the interest rate swaps as of December 31, 2024 was an asset of $24.0 million, and for the fiscal year ended December 31, 2024, we recorded unrealized pre-tax losses of $12.9 million through accumulated other comprehensive loss, which is net of amounts reclassified to gains within the consolidated statements of operations. Including the impact of hedging instruments, we estimate that a 1% increase in interest rates would result in a net increase to interest expense of $4.7 million.
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
Item 13.        Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D.    Material Modifications to the Rights of Security Holders.
None.
E.     Use of Proceeds
Not applicable.
Item 15.        Controls and Procedures
A.    Disclosure Controls and Procedures.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.
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
Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, and under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we concluded that, as of December 31, 2024, our internal control over financial reporting was effective.
C.    Attestation report of the registered public accounting firm.
KPMG, our independent registered public accounting firm, has audited the consolidated financial statements of Dole plc as of and for the year ended December 31, 2024, included herein, and has issued an audit report on our internal control over financial reporting, which is included elsewhere in this Form 20-F.

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
Item 16C.    Principal Accountant Fees and Services
Our principal accountant for the years ended December 31, 2024 and December 31, 2023 was KPMG. We incurred the following fees from KPMG for professional services for the years ended December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023

Principal Accountant fees:	(U.S. Dollars in thousands)
Audit fees	$9,768	$9,410
Tax fees	386	462
Audit-related fees	1	8
Other non-audit services	117	—
Total fees	$10,272	$9,880
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
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories of Audit Services, Audit-Related Services, Tax Services and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2024, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

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
We follow Irish laws and regulations that are applicable to Irish companies. However, Irish laws and regulations applicable to Irish companies do not contain provisions directly comparable to the U.S. proxy rules and the U.S. rules relating to the filing of reports on Form 10-Q or 8-K. Furthermore, foreign private issuers are required to file their Annual Report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Irish law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company. The Company currently intends to follow the corporate governance requirements of the NYSE rather than home country practice. However, the Company cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore, in the future, rely on available exemptions that would allow the Company to follow its home country practice. Unlike the requirements of the NYSE, there are currently no mandatory corporate governance requirements in Ireland that would require the Company to: (i) have a majority of the Board of Directors be independent; (ii) establish a nominating/governance committee; or (iii) hold regular executive sessions where only independent directors may be present.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider trading policies

The Company has adopted the Dole plc Insider Trading Policy which governs the purchase, sale and/or other disposition of the Company's securities by its directors, officers and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of the Dole plc Insider Trading Policy is filed as Exhibit 11.1 to this Report.

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
The Company experienced a cybersecurity incident in 2023. In response, the Company engaged third-party providers to assist with investigation of the incident, including Dole’s readiness and response, and the Company has been implementing resulting recommendations as appropriate. The Company does not believe that any risks from cybersecurity threats, including as a result of the 2023 incident, are reasonably likely to have materially affected or are reasonably likely to materially affect the Company over the long term. For more information, please see “Item 3D. Risk Factors—We are subject to risks relating to our handling of information, operation of our information systems, and the information systems of third parties.”
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

4.13	*
Amendment No. 6, dated May 23, 2024 to Credit Agreement dated as of March 26, 2021, among Total Produce plc, the lenders from time to time party thereto and Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent

8.1		List of Significant Subsidiaries (incorporated by reference to Exhibit 22.1 to the Registrant’s Form F-1 (File No. 333-257621), filed with the Securities and Exchange Commission on July 2, 2021.
11.1	*	Insider Trading Policy
12.1	*	Certification by Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	*	Certification by Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	*	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Independent Registered Public Accounting Firm
97.1		Executive Officer Clawback-Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Form 20-F (File No. 001-40695), filed with the Securities and Exchange Commission on March 28, 2024)
101.INS	*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	*	Inline XBRL Schema Document
101.CAL	*	Inline XBRL Calculation Linkbase Document
101.DEF	*	Inline XBRL Definition Linkbase Document
101.LAB	*	Inline XBRL Label Linkbase Document
101.PRE	*	Inline XBRL Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.
† Management contract or compensatory plan or arrangement.

DOLE PLC
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 11, 2025	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer

Dole plc

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Dole plc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Dole plc and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Impairment assessment of the Dole brand intangible asset and goodwill for the Fresh Fruit reporting unit
As discussed in Notes 2 and 13 to the consolidated financial statements, the carrying amount of the Dole brand intangible asset and goodwill related to the Fresh Fruit reporting unit were $306,280 thousand and $273,275 thousand, respectively, as of December 31, 2024. The Company evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. For the 2024 annual impairment assessment of the Dole brand intangible asset and each reporting unit with goodwill, the Company elected to perform the quantitative assessment with the assistance of a third-party specialist.

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
March 11, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Dole plc:
Opinion on Internal Control Over Financial Reporting
We have audited Dole plc and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
(signed) KPMG
Dublin, Ireland
March 11, 2025

DOLE PLC
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$330,017	$275,580
Short-term investments	6,019	5,899
Trade receivables, net of allowances for credit losses of $19,493 and $18,360, respectively	473,511	538,177
Grower advance receivables, net of allowances of $29,304 and $19,839, respectively	104,956	109,958
Other receivables, net of allowances of $15,248 and $13,227, respectively	125,412	117,069
Inventories, net of allowances of $4,178 and $4,792, respectively	430,090	378,592
Prepaid expenses	66,136	61,724
Other current assets	15,111	17,401
Fresh Vegetables current assets held for sale	332,042	414,457
Other assets held-for-sale	1,419	1,832
Total current assets	1,884,713	1,920,689
Long-term investments	14,630	15,970
Investments in unconsolidated affiliates	129,322	131,704
Actively marketed property	45,778	13,781
Property, plant and equipment, net of accumulated depreciation of $498,895 and $444,775, respectively	1,082,056	1,102,234
Operating lease right-of-use assets	337,468	340,458
Goodwill	429,590	513,312
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $118,956 and $134,420, respectively	25,238	41,232
Other assets	108,804	109,048
Deferred tax assets, net	82,484	66,485
Total assets	$4,446,363	$4,561,193
LIABILITIES AND EQUITY
Accounts payable	$648,586	$670,904
Income taxes payable	42,753	22,917
Accrued liabilities	437,017	357,427
Bank overdrafts	11,443	11,488
Current portion of long-term debt, net	80,097	222,940
Current maturities of operating leases	62,896	63,653
Payroll and other tax	28,056	27,791
Contingent consideration	3,399	1,788
Pension and postretirement benefits	18,491	16,570
Fresh Vegetables current liabilities held for sale	244,669	291,342
Dividends payable and other current liabilities	14,696	29,892
Total current liabilities	1,592,103	1,716,712
Long-term debt, net	866,075	845,013
Operating leases, less current maturities	280,836	287,991
Deferred tax liabilities, net	79,598	92,653
Income taxes payable, less current portion	6,210	16,664
Contingent consideration, less current portion	4,007	7,327
Pension and postretirement benefits, less current portion	129,870	121,689
Other long-term liabilities	52,746	52,295
Total liabilities	$3,011,445	$3,140,344
Contingencies (See Note 19)
Redeemable noncontrolling interests	35,554	34,185
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 95,041 and 94,929 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	950	949
Additional paid-in capital	801,099	796,800
Retained earnings	657,430	562,562
Accumulated other comprehensive loss	(166,180)	(110,791)
Total equity attributable to Dole plc	1,293,299	1,249,520
Equity attributable to noncontrolling interests	106,065	137,144
Total equity	1,399,364	1,386,664
Total liabilities, redeemable noncontrolling interests and equity	$4,446,363	$4,561,193
See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenue, net	$8,475,343	$8,245,268	$8,024,403
Cost of sales	(7,757,622)	(7,551,098)	(7,424,525)
Gross profit	717,721	694,170	599,878
Selling, marketing, general and administrative expenses	(474,058)	(473,903)	(436,192)
Gain on disposal of businesses	76,417	—	192
Gain on asset sales	2,648	54,108	11,784
Impairment of goodwill	(36,684)	—	—
Impairment and asset write-downs of property, plant and equipment	(5,480)	(2,217)	(397)
Operating income	280,564	272,158	175,265
Other income, net	20,595	4,799	10,600
Interest income	10,745	10,083	6,407
Interest expense	(72,264)	(81,113)	(56,371)
Income from continuing operations before income taxes and equity earnings	239,640	205,927	135,901
Income tax (expense) benefit	(75,649)	(43,591)	25,603
Equity method earnings	8,308	15,191	6,726
Income from continuing operations	172,299	177,527	168,230
Loss from discontinued operations, net of income taxes	(28,880)	(21,818)	(56,447)
Net income	143,419	155,709	111,783
Less: Net income attributable to noncontrolling interests	(17,906)	(31,646)	(25,287)
Net income attributable to Dole plc	$125,513	$124,063	$86,496

Income (loss) per share - basic:
Continuing operations	$1.63	$1.54	$1.51
Discontinued operations	(0.31)	(0.23)	(0.60)
Net income per share attributable to Dole plc - basic	$1.32	$1.31	$0.91

Income (loss) per share - diluted:
Continuing operations	$1.62	$1.53	$1.51
Discontinued operations	(0.30)	(0.23)	(0.60)
Net income per share attributable to Dole plc - diluted	$1.32	$1.30	$0.91

Weighted-average shares:
Basic	94,967	94,917	94,886
Diluted	95,471	95,118	94,914

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Net income	$143,419	$155,709	$111,783
Other comprehensive income (loss), net of tax:
Net unrealized (loss) gain on derivatives	(2,277)	(16,014)	31,786
Foreign currency translation adjustment	(48,822)	24,679	(38,068)
Change in pension and postretirement benefits	(11,599)	(11,304)	22,959
Total other comprehensive (loss) income	(62,698)	(2,639)	16,677
Comprehensive income	80,721	153,070	128,460
Less: Comprehensive income attributable to noncontrolling interests	(10,597)	(35,666)	(20,178)
Comprehensive income attributable to Dole plc	$70,124	$117,404	$108,282

See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Operating Activities	(U.S. Dollars in thousands)
Net income	$143,419	$155,709	$111,783
Loss from discontinued operations, net of income taxes	28,880	21,818	56,447
Income from continuing operations	172,299	177,527	168,230
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	98,818	104,168	109,596
Impairment of goodwill	36,684	—	—
Impairment and asset write-downs of property, plant and equipment	5,480	2,217	397
Incremental charges on purchase accounting valuation of biological assets and inventory	—	—	41,145
Net gain on sale of assets	(2,648)	(54,108)	(11,784)
Net gain on sale of businesses	(76,417)	—	—
Net (gain) loss on financial instruments	(12,397)	2,004	7,167
Stock-based compensation expense	7,951	6,045	4,500
Equity method earnings	(8,308)	(15,191)	(6,726)
Amortization of debt discounts and debt issuance costs	7,746	6,390	6,213
Deferred tax benefit	(17,588)	(12,600)	(31,061)
Pension and other postretirement benefit plan expense	5,404	7,735	3,151
Dividends received from equity method investees	7,049	9,388	9,817
Other	(247)	47	(400)
Changes in operating assets and liabilities:
Receivables, net of allowances	(20,603)	58,794	55,150
Inventories	(70,810)	20,688	(31,685)
Prepaids, other current assets and other assets	(281)	(27,521)	(11,073)
Accounts payable, accrued liabilities and other liabilities	130,589	13,022	10,975
Net cash provided by operating activities - continuing operations	262,721	298,605	323,612
Investing Activities
Sales of assets	5,011	83,557	36,676
Capital expenditures	(82,435)	(78,041)	(85,564)
Proceeds from sale of business, net of transaction costs	117,935	—	—
Insurance proceeds	527	1,054	2,278
Purchases of investments	(262)	(1,153)	(458)
(Purchases) sales of unconsolidated affiliates	(1,769)	1,013	(3,029)
Acquisitions, net of cash acquired	(926)	(1,263)	(4,886)
Other	(2,301)	57	912
Net cash provided by (used in) investing activities - continuing operations	35,780	5,224	(54,071)
Financing Activities
Proceeds from borrowings and overdrafts	1,517,106	1,407,970	1,293,280
Repayments on borrowings and overdrafts	(1,696,130)	(1,576,067)	(1,411,467)
Payment of debt issuance costs	—	(44)	(304)
Dividends paid to shareholders	(30,551)	(30,373)	(30,364)
Dividends paid to noncontrolling interests	(26,579)	(28,522)	(21,632)
Other noncontrolling interest activity, net	(124)	(1,300)	—
Payments of contingent consideration	(1,567)	(1,662)	(2,909)
Net cash used in financing activities - continuing operations	(237,845)	(229,998)	(173,396)
Effect of foreign currency exchange rate changes on cash	(15,241)	5,448	(20,712)
Net cash provided by (used in) operating activities - discontinued operations	22,592	(22,622)	(84,720)
Net cash used in investing activities - discontinued operations	(13,293)	(8,492)	(12,434)
Cash provided by (used in) discontinued operations, net	9,299	(31,114)	(97,154)
Increase (decrease) in cash and cash equivalents	54,714	48,165	(21,721)
Cash and cash equivalents at beginning of period, including discontinued operations	277,005	228,840	250,561
Cash and cash equivalents at end of period, including discontinued operations	$331,719	$277,005	$228,840
Supplemental cash flow information:
Income tax payments, net of refunds	$(77,967)	$(63,969)	$(50,469)
Interest payments on borrowings	$(67,397)	$(82,367)	$(53,404)
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	$(2,983)	$(1,465)	$(488)
See Notes to Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Equity Attributable to Dole plc
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$950	$792,223	$413,335	$(125,919)	$1,080,589	$132,041	$1,212,630	$32,776
Net income	—	—	86,496	—	86,496	21,739	108,235	3,455
Dividends declared	—	—	(30,582)	—	(30,582)	(17,700)	(48,282)	(4,085)
Stock-based compensation	(1)	4,342	—	—	4,341	—	4,341
Other noncontrolling interest activity, net	—	(900)	—	—	(900)	(5,862)	(6,762)	—
Other redeemable noncontrolling interest activity, net	—	(602)	—	—	(602)	—	(602)	602
Other comprehensive income (loss), net of tax	—	—	—	21,786	21,786	(4,672)	17,114	(437)
Balance as of December 31, 2022	$949	$795,063	$469,249	$(104,133)	$1,161,128	$125,546	$1,286,674	$32,311
Net income	—	—	124,063	—	124,063	28,826	152,889	2,792
Dividends declared	—	—	(30,750)	—	(30,750)	(24,565)	(55,315)	(3,957)
Stock-based compensation	—	5,729	—	—	5,729	—	5,729	—
Other noncontrolling interest activity, net	—	(903)	—	—	(903)	3,268	2,365	—
Other redeemable noncontrolling interest activity, net	—	(3,089)	—	—	(3,089)	—	(3,089)	3,089
Other comprehensive (loss) income, net of tax	—	—	—	(6,658)	(6,658)	4,069	(2,589)	(50)
Balance as of December 31, 2023	$949	$796,800	$562,562	$(110,791)	$1,249,520	$137,144	$1,386,664	$34,185
Net income	—	—	125,513	—	125,513	14,100	139,613	3,978
Dividends declared	—	—	(30,645)	—	(30,645)	(22,878)	(53,523)	(3,699)
Stock-based compensation	1	5,568	—	—	5,569	—	5,569	—
Other noncontrolling interest activity, net	—	(373)	—	—	(373)	(981)	(1,354)	—
Other redeemable noncontrolling interest activity, net	—	(896)	—	—	(896)	—	(896)	896
Disposal of the Progressive Produce business						(13,817)	(13,817)
Other comprehensive (loss) income, net of tax	—	—	—	(55,389)	(55,389)	(7,503)	(62,892)	194
Balance as of December 31, 2024	$950	$801,099	$657,430	$(166,180)	$1,293,299	$106,065	$1,399,364	$35,554

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
Dole offers over 300 products that are grown and sourced, both locally and globally, from over 100 countries worldwide. With operations in 30 countries, these products are distributed and marketed in over 85 countries across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
Dole is incorporated in Ireland and was formed as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity, later named Dole plc, to be listed publicly in the U.S. Prior to the Merger, Total Produce had a 45.0% ownership interest in Legacy Dole. On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred, and Total Produce shareholders and the C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
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
Dole is in the process of pursuing transactions through which the Company will exit the fresh vegetables (“Fresh Vegetables”) division (the “Vegetables exit process”). As a result of the decision to exit the business, the Fresh Vegetables division’s results are reported separately as discontinued operations, net of income taxes, in the consolidated statements of operations for all periods presented and its assets and liabilities are separately presented in the consolidated balance sheets as assets and liabilities held for sale. Additionally, its cash flows have been separately stated as discontinued operations in the consolidated statements of cash flows for all periods presented. See Note 4 “Acquisitions and Divestitures” for additional detail.
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
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories, tropical fruit and diversified produce. Tropical fruit primarily consists of bananas, pineapples and plantains, and diversified produce primarily consists of all other fruit, vegetables and other produce. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products. Additionally, the Company has certain marketing contracts where Dole is the principal, and the related product revenue and cost of sales are reported on a gross basis. Product revenue is recognized at a point in time when control of the goods has been transferred to the customer, which can be upon shipping or delivery, depending on the terms of sale.
Revenue also includes service revenue, which includes third-party freight services and royalties for the use of the Company’s brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by providing handling and transportation services of containerized cargo on the Company’s vessels. Net service revenue was less than 10% of total revenue for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. See Note 5 “Revenue” for additional detail of the Company’s revenue by product and channel.
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
Value-Added Taxes: Value-added taxes (“VAT”) that are collected from customers and remitted to taxing authorities are excluded from revenue and cost of sales. Receivables related to value-added taxes are included within other receivables, net, and other assets in the consolidated balance sheets, depending on the expected timing of collection. Payables related to value-added taxes are included within payroll and other tax in the consolidated balance sheets.
Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. Marketing and advertising costs, included in selling, marketing and general and administrative expenses in the consolidated statements of operations, amounted to $19.5 million, $17.9 million and $17.8 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.
Research and Development Costs: Research and development costs are expensed as incurred and are included in cost of sales or selling, marketing and general and administrative expenses in the consolidated statements of operations, based on the nature of the project. Research and development costs amounted to $8.9 million, $9.0 million and $9.2 million for the years ended December 31, 2024 and December 31, 2023 and December 31, 2022 respectively.
Gain on Asset Sales: Gain on asset sales primarily consists of gains and losses incurred through the disposal of assets held-for-sale and actively marketed property and other property disposed in the ordinary course of business. During the years ended December 31, 2024 and December 31, 2023, December 31, 2022, gains on asset sales were $2.6 million, $54.1 million and $11.8 million, respectively and primarily relate to disposal of assets held-for-sale and actively marketed property for the years ended December 31, 2023 and December 31, 2022. See Note 11 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.
Gain on Disposal of Businesses: Dole records and separately states the net gains and losses related to the disposal of businesses or subsidiaries.
On February, 27, 2024, Dole entered into a definitive agreement with PTF Holdings, LLC (“PTF Holdings”) pursuant to which Dole agreed to sell its 65% stake in Progressive Produce (the “Progressive Produce business”) to PTF Holdings for gross proceeds of $120.3 million in cash (the “Progressive Transaction”). On March 13, 2024, Dole completed the Progressive Transaction. As a result of the sale, Dole recognized a gain on the sale of $75.9 million for the year ended December 31, 2024.
Gain on disposal of a businesses amounted to $76.4 million for the year ended December 31, 2024 and primarily relate to the disposal of the Progressive Produce business discussed above. Gains for the years ended December 31, 2023 and December 31, 2022 were not material. See Note 4 “Acquisition and Divestitures” for further detail on the disposal of the Progressive Produce business.

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
Discontinued Operations: The disposal or held-for-sale designation of a component or a group of components is presented as discontinued operations when it represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. In the first quarter of 2023, management determined that the planned exit of the Fresh Vegetables division met the criteria to be classified as held for sale and presented as discontinued operations. See further detail in Note 4 “Acquisitions and Divestitures”.
Earnings (loss) per share: Basic earnings (loss) per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding, after the adjustment for the effects of potentially issuable shares, such as restricted stock units (“RSUs”) and stock options with a dilutive effect.
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
Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less. Whenever outstanding checks exceed cash balances, the balance of the book overdraft is reclassified to accounts payable in the consolidated balance sheets, and changes in book overdraft balances are presented within operating activities within the consolidated statements of cash flows. Restricted cash was not material as of December 31, 2024 and December 31, 2023 and therefore are not separately stated in the consolidated balance sheets.

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
Trade Receivables: Trade receivables are recognized net of allowances, which approximates fair value. While in certain regions, the Company’s customer base consists of some large, key customers, credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Expected credit losses for newly recognized trade receivables, as well as changes to existing expected credit losses during the period, are recognized in selling, marketing, general and administrative expenses in the consolidated statements of operations. Refer to Note 8 “Receivables and Allowances for Credit Losses” for further detail on how the Company estimates these credit losses. No individual customer accounted for more than 10.0% of Dole’s revenue during the years ended December 31, 2024, December 31, 2023 and December 31, 2022, nor accounted for greater than 10.0% of Dole’s account receivables as of December 31, 2024 and December 31, 2023.
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
Grower Advances: Dole makes advances to third-party growers for various production needs. Some of these advances are secured with crop harvests or other collateral owned by the growers. Dole monitors these receivables on a regular basis and estimates expected credit losses for all outstanding grower advances to determine if a related impairment loss and allowance should be recognized. These expected credit losses are evaluated on a case-by-case basis and are based on factors such as historical credit loss information, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions, and other miscellaneous factors. Grower advances are stated at the gross advance amount less allowances for expected credit losses. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest or when the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.
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
Concentration of Credit Risk: Financial instruments that potentially subject Dole to a concentration of credit risk principally consist of cash equivalents, investments, derivative contracts and grower advances. Credit risk related to trade receivables is mitigated through the Company’s large customer base and periodic credit valuations. Dole’s cash and investments are maintained with high quality financial institutions. Dole’s derivative contracts, which are discussed in greater detail below, are with major financial institutions. Dole’s grower advances are principally with farming enterprises and may be secured by the underlying crop harvests or other collateral.

Inventories: Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period. Due to the nature of the Company’s inventory, such as quick inventory turnover rates, reserves for excess production and obsolescence are not significant.
Details of inventory in the consolidated balance sheets as of December 31, 2024 and December 31, 2023 were as follows:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Finished products	$295,729	$233,092
Raw materials and work in progress	62,380	70,035
Crop growing costs	29,342	29,016
Agricultural and other operating supplies	42,639	46,449
Inventories, net of allowances	$430,090	$378,592
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
In the first quarter of 2023, management determined that the Fresh Vegetables division met the criteria to be classified as held for sale and presented as discontinued operations. As a result, depreciation on property, plant and equipment and amortization on operating lease right-of-use assets have ceased as of March 31, 2023. The total amount of depreciation and amortization not recorded from March 31, 2023 to December 31, 2024 was $78.1 million. In accordance with held-for-sale disposal group measurement guidance, an after-tax loss of $78.2 million was recorded in the fourth quarter of 2024 to adjust the carrying amount of the Fresh Vegetables division to its estimated fair value, less costs to sell. See Note 4 “Acquisitions and Divestitures” for additional detail.
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
All other unconsolidated investments where we do not have the ability to exercise significant influence are recorded at cost less impairment, adjusted for any observable price changes, as their fair value is not readily determinable. As of December 31, 2024 and December 31, 2023, substantially all of Dole’s investments in unconsolidated affiliates have been accounted for under the equity method.
Dole evaluates its equity method investments and investments held at cost for impairment when facts and circumstances indicate that the carrying value of such investments may not be recoverable. Dole reviews several factors to determine whether the loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the investee and whether Dole has the intent to sell or will be required to sell before the investment’s anticipated recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in equity method earnings (loss) in the consolidated statements of operations.
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
For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, Dole recognized write-down and impairment losses of $5.5 million, $2.2 million and $0.4 million, respectively.
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
Dole’s leases are evaluated at inception and any subsequent modification and, depending on the lease terms, are classified as either finance or operating leases. For leases with terms greater than one year, the Company recognizes a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term. Right-of-use assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Dole’s leases may include rental escalation clauses, renewal options and termination options that are factored into the determination of lease payments and lease term when appropriate. Dole’s lease agreements do not contain any residual value guarantees. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers that do not meet the finance lease criteria, ports, land and warehouse facilities. Dole’s finance leases primarily consist of vessels, vessel containers and machinery and equipment that meet the finance lease criteria. Dole’s decision to exercise any renewal options is primarily dependent on the level of business conducted at the location and the profitability of the renewal.
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
On March 13, 2024, Dole completed the Progressive Transaction, and the Company concluded that the Progressive Transaction was a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit. To determine the fair value of the remaining Diversified Fresh Produce – Americas & ROW reporting unit as of March 31, 2024, the Company utilized the income approach to estimate the reporting unit’s projected long-term performance. Level 3 inputs were utilized within the quantitative analysis. Based on the results of the analysis, the Company recorded a goodwill impairment charge of $36.7 million in March 2024.
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
In fiscal year 2024, Dole elected to bypass the qualitative test and performed a quantitative goodwill impairment assessment.
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
In fiscal year 2024, Dole elected to bypass the qualitative assessment and perform a quantitative test for the DOLE brand. Dole determined the fair value of the DOLE brand by using a relief-from-royalty method, involving inputs such as projected revenue and long-term growth rates, royalty rates and discount rates.
Dole’s definite-lived intangible assets include customer relationships, supplier relationships and local brands, that are initially recorded at fair value and amortized on a straight-line basis over 3 to 15 years.
For the year ended December 31, 2024, the Company recognized an impairment charge of $36.7 million on goodwill related to the disposal of the Progressive Produce business and no charge on intangible assets. For the years ended December 31, 2023 and December 31, 2022, the Company determined there was no impairment of goodwill or intangible assets, and for the year ended December 31, 2024, the Company determined that there was no incremental impairment of goodwill after the impairment recorded in the first quarter.
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
Debt: Debt is carried at the principal amount borrowed, including unamortized discounts and premiums and debt issuance costs, when applicable. Debt discounts and issuance costs are amortized over the term of the debt agreement using the effective interest method and are presented as a direct reduction of debt in the consolidated balance sheets, except for those issuance costs related to revolving credit facilities or line-of-credit arrangements which are amortized on a straight-line basis and presented as a prepaid asset in the consolidated balance sheets. See Note 14 “Debt” for additional detail.
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
Fair Value Hedges: The Company enters into fair value hedges to hedge foreign currency exposure of certain non-functional currency denominated assets and liabilities. Dole enters into foreign currency forward contracts primarily to hedge the changes in fair value of certain intercompany loans and certain receivables and payables denominated in a foreign currency.
Cash Flow Hedges: The Company enters into cash flow hedges to hedge against variability in certain expected future cash flows related to foreign currency exchange and interest rates on long-term borrowings. Dole enters into foreign currency exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of sales and operating expense. In order to mitigate interest rate uncertainty on long-term debt, Dole enters into interest rate swap agreements.
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
Foreign Currency Exchange: The functional currency of Dole is the U.S. dollar. For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the remeasurement of monetary assets and liabilities to the functional currency are included in the consolidated statements of operations. Transaction gains and losses were not material in the years ended December 31, 2024, December 31, 2023 and December 31, 2022. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of the cumulative translation adjustment in stockholders’ equity.

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
Stock-Based Compensation: Stock-based compensation for Dole consists of RSUs and stock options. At their grant date, RSUs with only a service condition are valued using the current share price, RSUs with a market condition are valued using a Monte Carlo simulation approach and stock options are valued using the Black Scholes pricing model. Stock-based compensation expense is recognized over the requisite service period, which is the vesting period of each award.
Redeemable Noncontrolling Interest (“NCI”): If a put option is held by a NCI in a subsidiary undertaking, whereby the holder of the put option can require Dole to acquire the NCI's ownership in the subsidiary at a future date, the Company examines the nature of such a put option to determine whether the put option is a separate financial instrument to, or embedded within, the NCI.
As the Company’s NCI containing put options have exercise prices based on future earnings of the related consolidated subsidiaries that are redeemable at the option of the holder and meet the criteria for mezzanine classification, they are classified as redeemable NCI as mezzanine equity in the consolidated balance sheets. The options do not contain a limit to the amount that the Company could be required to pay upon exercise by the holder, and the embedded put and call features do not meet the criteria for bifurcation.
Both permanent and mezzanine-classified NCI are measured at fair value on the acquisition date. Each reporting period, net income and comprehensive income of a consolidated subsidiary is allocated to the controlling interest and NCI. When redemption of a mezzanine-classified NCI becomes probable, the NCI is accreted to its redemption value with the offset recorded to additional paid-in-capital in the consolidated statements of stockholders’ equity. These changes are accreted over the period prior to the earliest redemption date or recognized immediately.
As of December 31, 2024, the $35.6 million of redeemable NCI in the consolidated balance sheets represents the carrying value of the redeemable NCI. The total gross redemption value of the instruments was $39.4 million, had the options been exercised as of December 31, 2024, payable over a maximum of ten years.
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
Contingent consideration is recognized and measured at fair value at the acquisition date. Any obligation of the Company to pay contingent consideration in connection with a business combination is classified as a liability as required by Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity; otherwise, it is classified as equity. Post-combination accounting for contingent consideration is impacted by its initial classification. When it is classified as a liability, it is remeasured at each reporting date at fair value, and any changes in fair value are reported within earnings. When it is classified as equity, the contingent consideration is not subsequently remeasured, and its settlement is accounted for within equity. Total contingent consideration as of December 31, 2024 and December 31, 2023 amounted to $7.4 million and $9.1 million, respectively. Dole’s contingent consideration represents the provision for the net present value of the amounts expected to be payable for acquisitions which are subject to earn-out arrangements and is expected to be paid between 2025 and 2027.
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
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances interim and annual segment disclosure requirements, including disclosure of certain significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Dole adopted the updated disclosure guidance for the annual reporting period beginning January 1, 2024. The amendments in this update were applied retrospectively to all prior periods presented. Refer to Note 6 “Segments” for the Company’s segment disclosures.
New Accounting Pronouncements Not Yet Adopted
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
ASU 2024-03 and ASU 2025-01 – Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which enhances interim and annual disclosure requirements of certain costs and expenses, including the disaggregation of each relevant expense caption of the income statement into certain expense categories, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities. Additionally, the FASB issued ASU 2025-01 in January 2025, to clarify the effective date. The amendments in this update are effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact of the new requirements.

NOTE 4 — ACQUISITIONS AND DIVESTITURES
Vegetables Exit Process
On January 30, 2023, certain of Dole’s wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Fresh Express Agreement”) with Fresh Express Acquisition, LLC (“Fresh Express”), pursuant to which Fresh Express agreed to acquire the Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Fresh Express Agreement. On March 27, 2024, the Fresh Express Agreement was terminated due to a failure to obtain regulatory approval, and Dole announced that it is in the process of pursuing alternative transactions through which it will exit the Fresh Vegetables business. As of December 31, 2024, the Company believes it will complete the Vegetables exit process within the next 12 months.
The Fresh Vegetables division comprises substantially all of the assets and all of the liabilities of the former Fresh Vegetables reportable segment. Certain assets and liabilities of the Fresh Vegetables reportable segment that are excluded from the transaction are not material, individually or in the aggregate.
The Company determined that exiting the Fresh Vegetables business represents a strategic shift that will have a material effect on the Company’s operations and results. As such, the results of the Fresh Vegetables division have been classified as discontinued operations in the consolidated statements of operations for the periods presented, and its related assets and liabilities have been classified as held for sale in the consolidated balance sheets as of March 31, 2023 and onwards. As a result, depreciation on property, plant and equipment and amortization on operating lease right-of-use assets have ceased as of March 31, 2023. The total amount of depreciation and amortization not recorded from March 31, 2023 to December 31, 2024 was $78.1 million. In accordance with held-for-sale disposal group measurement guidance, an after-tax loss of $78.2 million (pre-tax loss of $104.9 million less a deferred tax credit of $26.7 million) was recorded in the fourth quarter of 2024 to adjust the carrying amount of the Fresh Vegetables division to its estimated fair value, less costs to sell. The pre-tax loss is presented as a valuation allowance against the disposal group and is not allocated to specific assets and liabilities and the adjustment to deferred taxes is recorded within deferred tax liabilities, net. The estimated fair value was based on ongoing negotiations with potential market participants and therefore utilizes unobservable (Level 3) inputs.
Upon exiting the business, Dole does not anticipate having significant continuing involvement with the Fresh Vegetables division.

The following tables present the results of the Fresh Vegetables division as reported in loss from discontinued operations, net of income taxes, in the consolidated statements of operations and the carrying value of assets and liabilities as presented within assets and liabilities held for sale in the consolidated balance sheets.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Revenues, net	$1,110,324	$1,143,239	$1,205,902
Cost of sales	(1,002,783)	(1,102,761)	(1,211,071)
Gross profit (loss)	107,541	40,478	(5,169)
Selling, marketing, general and administrative expenses	(46,220)	(45,872)	(55,520)
Transaction costs	(3,000)	(11,491)	—
(Loss) gain on asset sales, net of asset write-downs of property, plant and equipment	(520)	50	(150)
Operating income (loss) from discontinued operations	57,801	(16,835)	(60,839)
Other income, net	902	821	722
Net interest expense[1]	(1,578)	(6,284)	(4,879)
Income (loss) from discontinued operations before income taxes	57,125	(22,298)	(64,996)
Loss on classification as held for sale before income taxes	(104,886)	—	—
Total loss from discontinued operations before income taxes	(47,761)	(22,298)	(64,996)
Income tax benefit	19,053	452	8,456
Less: (Income) loss from discontinued operations attributable to noncontrolling interests	(172)	28	93
Loss from discontinued operations, net of income taxes	$(28,880)	$(21,818)	$(56,447)
1 Net interest expense presented within discontinued operations is net of interest income and includes the allocated interest expense related to the portion of Term Loan A and Term Loan B that may be required to be repaid if the Vegetables exit process occurs. As of December 31, 2024, the Company estimated that there would be no minimum prepayment on Term Loan A and Term Loan B. See Note 14 “Debt” for further detail.

	December 31, 2024	December 31, 2023

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$1,702	$1,425
Current receivables, net[1]	12,721	15,633
Inventories, net	32,259	35,266
Prepaid expenses and other current assets	6,724	5,724
Property, plant and equipment, net	248,545	230,292
Operating lease right-of-use assets	115,917	107,390
Other noncurrent assets	19,060	18,727
Loss recognized on classification as held for sale	(104,886)	—
Total Fresh Vegetables assets held for sale	332,042	414,457
Fresh Vegetables current assets held for sale	332,042	414,457
Fresh Vegetables non-current assets held for sale	—	—
Total Fresh Vegetables assets held for sale	$332,042	$414,457
LIABILITIES
Accounts payable	$61,646	$69,998
Accrued and other current liabilities	75,185	82,019
Operating lease liabilities	70,541	87,477
Deferred tax liabilities, net	19,783	34,005
Other long-term liabilities	17,514	17,843
Total Fresh Vegetables liabilities held for sale	244,669	291,342
Fresh Vegetables current liabilities held for sale	244,669	291,342
Fresh Vegetables non-current liabilities held for sale	—	—
Total Fresh Vegetables liabilities held for sale	$244,669	$291,342
1Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions described in Note 8 “Receivables and Allowances for Credit Losses.” Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled and these receivables will be included within the disposal group. As of December 31, 2024 and December 31, 2023, total Fresh Vegetables receivables sold under the facility with recourse provisions was $62.2 million and $62.4 million, respectively.
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings and in divestitures to align with Dole’s long-term strategy.
In the year ended December 31, 2024, the Company acquired ownership interests in a number of subsidiaries, none of which were material, individually or in the aggregate. Total purchase consideration for these acquisitions was $1.6 million, and total goodwill acquired was $0.7 million. Additionally, in the year ended December 31, 2024, the Company completed the Progressive Transaction and recognized net cash proceeds of $117.8 million and a gain on sale of the business of $75.9 million. The carrying amount of net assets sold amounted to $41.9 million, including allocated goodwill of $36.0 million. During the years ended December 31, 2024 and December 31, 2023, Progressive Produce comprised $77.9 million and $426.4 million, respectively, of Dole’s consolidated net revenue. Excluding the impact of its contribution to prior period results and the gain on sale recognized in the year ended December 31, 2024, we do not expect the sale to have other material direct or indirect impacts to our future operating results, statement of financial position and cash flows. Other disposals during the year amounted to net assets disposed of $2.4 million, net proceeds received of $1.7 million and gain on disposals of $0.5 million.
In the year ended December 31, 2023, the Company acquired ownership interests in a number of subsidiaries, none of which were material, individually or in the aggregate. Total purchase consideration for these acquisitions was $9.9 million, and total goodwill acquired was $0.7 million. Additionally, in the year ended December 31, 2023, the Company disposed of ownership interests in a subsidiary to a noncontrolling interest. Aggregate consideration received was not material, and there was no gain or loss on the disposal.

For the year ended December 31, 2022, the Company acquired additional ownership interests in a subsidiary. Aggregate purchase consideration and net assets acquired were not material, and total goodwill acquired was $1.2 million. Additionally, in the year ended December 31, 2022, the Company disposed of a subsidiary. Aggregate consideration received and net assets disposed were not material and there was a gain on the disposal of $0.2 million.
Acquisitions related to investments in unconsolidated affiliates were not material for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. See Note 22 “Investments in Unconsolidated Affiliates” for additional detail on divestitures related to investments in unconsolidated affiliates.
See Note 13 “Goodwill and Intangible Assets.” for further information related to acquisitions and divestitures.
NOTE 5 — REVENUE
The following table presents the Company's disaggregated revenue by similar types of products and services for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Diversified produce	$5,227,569	$5,156,386	$5,062,985
Tropical fruit	2,891,836	2,697,228	2,580,192
Health foods and consumer goods	144,049	137,000	122,733
Commercial cargo	177,909	184,944	194,308
Other	33,980	69,710	64,185
Total revenue, net	$8,475,343	$8,245,268	$8,024,403
The following table presents the Company's disaggregated revenue by channel for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Third party revenue:	(U.S. Dollars in thousands)
Retail	$4,728,488	$4,819,832	$4,638,740
Wholesale	2,962,426	2,564,747	2,607,624
Food service	469,439	497,687	452,040
Commercial cargo	177,909	184,944	194,308
Other	10,685	50,416	10,599
Revenue from sales to unconsolidated affiliates	126,396	127,642	121,092
Total revenue, net	$8,475,343	$8,245,268	$8,024,403
NOTE 6 — SEGMENTS
Accounting for the anticipated exit from the Fresh Vegetables division, Dole has the following three reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the CODM, defined as the CEO and COO, (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas, pineapples and plantains which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.

Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Mexican, Chilean, Peruvian and Argentinian businesses, all of which market globally and locally-sourced fresh produce, including avocados, kiwis, apples, berries and cherries, from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the financial measures regularly reviewed by the CODM. The CODM uses Revenue and Adjusted EBITDA in assessing the performance of each segment. Revenue and Adjusted EBITDA are used to monitor budget versus actual operating results to evaluate the performance of a segment, make decisions on capital and operating funding, consider opportunities to increase profitability and establish management’s compensation. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
All transactions between reportable segments are eliminated in consolidation. Segment results for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 have been updated to remove the discontinued operations of the Fresh Vegetables division, and corporate costs previously allocated to the Fresh Vegetables reportable segment have been reallocated to the remaining reportable segments.
Adjusted EBITDA is reconciled below to net income by (1) adding the income or subtracting the loss from discontinued operations, net of income taxes; (2) subtracting the income tax expense or adding the income tax benefit; (3) subtracting interest expense; (4) subtracting depreciation charges; (5) subtracting amortization charges on intangible assets; (6) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) subtracting impairment charges on goodwill; (8) other items which are separately stated based on materiality, which, during the years ended December 31, 2024, December 31, 2023 and December 31, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, adding the gain or subtracting the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on the disposal of business interests, adding the gain or subtracting the loss on asset sales for assets held for sale and actively marketed property, subtracting impairment charges on property, plant and equipment, subtracting restructuring charges and costs for legal matters not in the ordinary course of business, subtracting costs incurred for the cyber-related incident and subtracting the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole; and (9) the Company’s share of these items from equity method investments.

The following tables provide revenue, other segment items and Adjusted EBITDA by reportable segment:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Segment Revenue	(U.S. Dollars in thousands)
Fresh Fruit	$3,293,527	$3,135,866	$3,047,149
Diversified Fresh Produce – EMEA	3,608,692	3,432,945	3,152,561
Diversified Fresh Produce – Americas & ROW	1,686,281	1,800,168	1,965,667
Total segment revenue	8,588,500	8,368,979	8,165,377
Intersegment revenue	(113,157)	(123,711)	(140,974)
Total consolidated revenue, net	$8,475,343	$8,245,268	$8,024,403

Segment Adjusted EBITDA:[1]
Fresh Fruit	$214,848	$208,930	$205,547
Diversified Fresh Produce – EMEA	131,504	133,570	111,053
Diversified Fresh Produce – Americas & ROW	45,851	42,618	43,796
Adjustments:
Income tax (expense) benefit	(75,649)	(43,591)	25,603
Interest expense	(72,264)	(81,113)	(56,371)
Depreciation	(91,262)	(93,970)	(98,703)
Amortization of intangible assets	(7,556)	(10,198)	(10,893)
Mark to market gains (losses)	10,139	(2,524)	(3,049)
Gain on asset sales	125	52,495	10,316
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	—	—	(41,145)
Gain on disposal of businesses	76,417	—	192
Cyber-related incident	—	(5,321)	—
Impairment of goodwill	(36,684)	—	—
Other items	1,686	(2,918)	39
Items in equity method earnings:
Dole’s share of depreciation	(6,397)	(7,224)	(8,073)
Dole’s share of amortization	(2,201)	(2,513)	(2,542)
Dole’s share of income tax expense	(4,858)	(5,826)	(5,623)
Dole’s share of interest expense	(3,806)	(5,348)	(1,731)
Dole’s share of other items	(7,594)	460	(186)
Income from continuing operations	172,299	177,527	168,230
Loss from discontinued operations, net of income taxes	(28,880)	(21,818)	(56,447)
Net income	$143,419	$155,709	$111,783
1 The difference between Segment Revenue and Segment Adjusted EBITDA is other segment items for each segment. Other segment items for each segment include the following: 1) cost of sales, inclusive of intersegment amounts and exclusive of depreciation and mark-to-market activity as defined above; 2) selling, marketing, general and administrative expenses, exclusive of depreciation, amortization, and extraordinary restructuring and legal costs; 3) gain on asset sales for disposals of property, plant and equipment that do not qualify as assets held for sale or actively marketed property; 4) impairment and asset write-downs of property, plant and equipment that are not extraordinary in nature; 5) other income (expense), exclusive of mark-to-market activity as defined above; 6) interest income; and 7) equity method earnings, exclusive of the Company’s share of depreciation, amortization, income taxes, interest and other items. Other segment items are not regularly provided to and not regularly reviewed by the CODM. The CODM uses budgeted, forecasted and consolidated expense information when reviewing performance. In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, Fresh Fruit other segment items were $3.1 billion, $2.9 billion and $2.8 billion, respectively. In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, Diversified Fresh Produce – EMEA

other segment items were $3.5 billion, $3.3 billion and $3.0 billion, respectively. In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, Diversified Fresh Produce – Americas & ROW other segment items were $1.6 billion, $1.8 billion and $1.9 billion, respectively.
Country of Domicile and Geographic Disclosures
The Company is headquartered and domiciled in Ireland. Revenue by geographic location based on the end customer for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
United States	$2,948,843	$3,189,105	$3,272,943
U.K.	938,389	858,652	782,497
Spain	686,951	659,072	615,417
Sweden	618,443	598,801	574,682
Ireland	474,745	445,395	394,981
Other	2,807,972	2,494,243	2,383,883
Total revenue, net	$8,475,343	$8,245,268	$8,024,403
Long-lived assets are comprised of property, plant and equipment, net. Long-lived assets by geographic location as of December 31, 2024 and December 31, 2023 were as follows:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Vessels and containers on-the-water or in-transit	$241,713	$191,561
Costa Rica	238,845	252,287
Chile	108,159	102,145
Honduras	104,941	106,061
United States	96,150	145,329
Ecuador	84,741	86,680
U.K.	41,562	42,637
Sweden	29,539	31,218
Czech Republic	28,983	34,051
Spain	25,555	25,344
Denmark	21,767	24,676
Ireland	20,800	23,894
Other	39,301	36,351
Total long-lived assets	$1,082,056	$1,102,234

NOTE 7 — OTHER INCOME, NET
Included in other income, net, in Dole’s consolidated statements of operations were the following items:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Rental income	$8,011	$8,633	$11,005
Unrealized gain (loss) on foreign currency denominated borrowings	10,784	(5,467)	4,276
Realized (loss) gain on fair value hedges	(116)	639	—
Unrealized (loss) gain on fair value hedges	(1,471)	(843)	469
Non-cash realized gain on foreign currency denominated borrowings	—	—	1,029
Gain (loss) on investments	1,219	1,872	(3,835)
Non-service components of net periodic pension benefit (cost)	428	(1,721)	1,573
Gain on contingent consideration	152	91	14
Other	1,588	1,595	(3,931)
Other income, net	$20,595	$4,799	$10,600
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of December 31, 2024 and December 31, 2023 were $473.5 million and $538.2 million, net of allowances for credit losses of $19.5 million and $18.4 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of ASC 606, Revenue from Contracts with Customers.
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

A rollforward of the allowance for credit losses for trade receivables for the years ended December 31, 2024 and December 31, 2023 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$(18,001)
Additional provisions in the period	(10,500)
Recoveries of amounts previously reserved	8,497
Write-offs	3,725
Net impact from acquisitions and divestitures	(179)
Balance sheet reclassifications	(1,405)
Foreign exchange impact	(497)
Balance as of December 31, 2023	(18,360)
Net impact from acquisitions and divestitures	370
Additional provisions in the period	(13,606)
Recoveries of amounts previously reserved	8,975
Write-offs	2,515
Balance sheet reclassifications	(344)
Foreign exchange impact	957
Balance as of December 31, 2024	$(19,493)
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
Total facility amounts under these recourse trade receivable arrangements were $255.0 million as of December 31, 2024. Total facility amounts under other non-recourse trade receivables arrangements were $30.0 million as of December 31, 2024 and December 31, 2023. The non-recourse facilities extend indefinitely but may be cancelled at any time by Dole or the banks.
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
As of December 31, 2024, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $21.4 million and $255.0 million, respectively. As of December 31, 2023, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $13.2 million and $246.8 million, respectively. The carrying amount of the related recourse liability for the facilities with recourse provisions was $3.3 million and $4.8 million as of December 31, 2024 and December 31, 2023, respectively, which includes the amount related to the Fresh Vegetables division. This balance is recorded within accrued liabilities in the consolidated balance sheets.
During the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company sold a total of $3.2 billion, $3.9 billion and $2.8 billion, respectively, of trade accounts receivables under these programs in exchange for cash for the face value of the sold receivables. The fees associated with the sales of such receivables are recorded in interest expense in the consolidated statements of operations and were $16.3 million, $14.6 million and $5.3 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions. The amounts disclosed include trade receivables sold in the Fresh Vegetables division. As of December 31, 2024 and December 31, 2023, total Fresh Vegetables receivables sold under the facility with recourse provisions was $62.2 million and $62.4 million, respectively. Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled.

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
The following table summarizes growers advances as of December 31, 2024 and December 31, 2023 based on whether the advances are secured or unsecured:

	December 31, 2024		December 31, 2023
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$54,864	$22,762	$67,104	$13,197
Allowance for secured advances to growers and suppliers	(13,217)	(3,282)	(11,416)	(1,317)
Unsecured gross advances to growers and suppliers	79,396	5,792	62,693	6,391
Allowance for unsecured advances to growers and suppliers	(16,087)	(4,463)	(8,423)	(4,375)
Net advances to growers and suppliers	$104,956	$20,809	$109,958	$13,896
Of the $125.8 million and $123.9 million of net advances to growers and suppliers as of December 31, 2024 and December 31, 2023, respectively, $12.6 million and $21.0 million was considered past due.

A rollforward of the allowance for expected credit losses related to grower advances for the years ended December 31, 2024 and December 31, 2023 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$(18,964)
Additional provisions in the period	(12,222)
Recoveries of amounts previously reserved	1,401
Write-offs	5,398
Balance sheet reclassifications	(1,161)
Foreign exchange impact	17
Balance as of December 31, 2023	(25,531)
Net impact from acquisitions and divestitures	2,174
Additional provisions in the period	(19,028)
Recoveries of amounts previously reserved	4,766
Write-offs	39
Balance sheet reclassifications	452
Foreign exchange impact	79
Balance as of December 31, 2024	$(37,049)
Other Receivables
Other receivables, net, are recognized at net realizable value, which reflects the net amount expected to be collected. Current and non-current balances of other receivables are included in other receivables, net, and other assets, respectively, in the consolidated balance sheets. Other receivables primarily comprise VAT receivables, hedging receivables. other receivables from government and tax authorities and non-trade receivables from customers, suppliers and other third parties. Based on the nature of these agreements, the timing of collection is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement.
Other receivables as of December 31, 2024 and December 31, 2023 were $143.1 million and $138.4 million, net of allowances for credit losses of $19.8 million and $17.8 million, respectively. Of these amounts outstanding, VAT receivables represent $39.6 million and $43.1 million, net of allowances of $13.9 million and $11.7 million, respectively. VAT receivables are primarily related to purchases by production units and are refunded by certain taxing authorities. As of December 31, 2024 and December 31, 2023, the allowance related to non-trade receivables from customers, suppliers and other third parties was not significant.

NOTE 9 — INCOME TAXES
The following table presents income tax expense (benefit) by selected jurisdiction for each of the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Current tax expense (benefit):	(U.S. Dollars in thousands)
Ireland	$657	$(92)	$1,132
U.S.	25,847	18,884	(27,808)
Foreign - excluding the U.S. and Ireland	66,733	37,399	32,134
	93,237	56,191	5,458
Deferred tax expense (benefit):
Ireland	163	(235)	(115)
U.S.	(5,916)	(4,562)	(8,916)
Foreign - excluding the U.S. and Ireland	(11,835)	(7,803)	(22,030)
	(17,588)	(12,600)	(31,061)
	$75,649	$43,591	$(25,603)
Income (loss) from continuing operations before income taxes and equity earnings consisted of the following:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Ireland	$120	$(13,119)	$536
U.S.	37,856	41,798	(20,188)
Foreign - excluding the U.S. and Ireland	201,664	177,248	155,553
	$239,640	$205,927	$135,901
The differences between the reported income tax expense (benefit) and income tax expense (benefit) computed at the Irish statutory income tax rate of 12.5%, the trading income tax rate of the Company’s country of domicile, for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, are explained in the following reconciliation:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Expense (benefit) computed at the Irish statutory rate of 12.5%	$29,955	$25,741	$16,987
Effects of:
Foreign income taxed at different rates	35,969	26,471	3,057
Nondeductible goodwill impairment	4,526	—	—
Foreign currency remeasurement effects	(2,512)	(7,632)	(2,564)
Change in valuation allowances	(7,961)	(15,366)	5,183
Expenses not deductible for income tax purposes	7,289	3,393	2,669
Income not taxable	(1,179)	(1,962)	(4,238)
Interest expense not deductible for income tax purposes	830	—	1,659
Changes in unrecognized tax benefits, net of indirect effects	5,123	(2,349)	(37,763)
Recognition of deferred tax assets in respect of prior periods	—	—	(4,523)
Changes in estimates made in respect of prior periods	3,609	15,307	(6,054)
Other items	—	(12)	(16)
Income tax expense (benefit)	$75,649	$43,591	$(25,603)

Included in changes in estimates made in respect of prior periods are adjustments to deferred tax assets for foreign net operating loss carryforwards of $3.1 million income tax expense, offset by an $3.1 million reduction in the valuation allowance included within the change in valuation allowance row.
Deferred tax (benefit) recognized directly in other comprehensive income (loss) was as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Pension and postretirement benefits	$(4,527)	$(3,549)	$(4,847)
Derivatives	(578)	(5,213)	(10,598)
Equity method investments	—	138	(138)
Total deferred tax expense recognized in other comprehensive income (loss)	$(5,105)	$(8,624)	$(15,583)

The following table provides details of the principal components of our deferred tax assets and liabilities as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023

Deferred tax assets:	(U.S. Dollars in thousands)
Other intangible assets	$1,154	$1,567
Property, plant and equipment	37,652	41,788
Operating leases	47,586	55,853
Accounts payable and accrued liabilities	30,503	21,356
Pension and postretirement benefits	27,222	26,186
Operating loss carry-forwards	121,788	116,937
Tax credit carry-forwards	1,904	1,697
Investments in unconsolidated affiliates	980	1,416
Other	18,817	19,971
Total deferred tax assets	287,606	286,771
Valuation allowances	(64,424)	(75,462)
Offset against deferred tax liabilities	(140,698)	(144,824)
Total deferred tax assets, net	$82,484	$66,485
Deferred tax liabilities:
Other intangible assets	$6,692	$14,580
DOLE brand	76,570	76,570
Property, plant and equipment	71,600	74,326
Operating lease right-of-use assets	46,997	54,698
Accounts payable and accrued liabilities	4,294	3,215
Pension and postretirement benefits	5,923	7,226
Investments in unconsolidated affiliates	152	714
Other	8,068	6,148
Total deferred tax liabilities	220,296	237,477
Offset against deferred tax assets	(140,698)	(144,824)
Total deferred tax liabilities, net	$79,598	$92,653

As of December 31, 2024, Dole had approximately $1.0 billion of operating loss carryforwards expiring as follows:

	Ireland	U.S.	Foreign (excluding U.S. and Ireland)	Total

	(U.S. Dollars in thousands)
2025	$—	$34,384	$10	$34,394
2026	—	19,340	—	19,340
2027	—	26,295	1,516	27,811
2028	—	23,167	2,890	26,057
2029	—	27,300	10,001	37,301
2030-2045	—	441,087	4,370	445,457
Indefinite	41,666	276,522	109,387	427,575
Total	$41,666	$848,095	$128,174	$1,017,935
As of December 31, 2024, U.S. state tax credit carryforwards of $0.5 million include $0.5 million which will expire between 2025 and 2029. In addition, Dole has $1.5 million of U.S. federal foreign tax credit carryforwards. If unused, $0.7 million will expire in 2029, $0.3 million will expire in 2032, $0.1 million will expire in 2033, $0.1 million will expire in 2034 and $0.3 million will expire in 2035.
The following table presents the movement in the valuation allowance for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$87,966
Changes on acquisition/disposal	(723)
Increase recognized in the income statement	7,675
Decrease recognized in the income statement	(2,492)
Changes in other comprehensive income	(234)
Translation adjustments	(1,247)
Balance as of December 31, 2022	90,945
Increase recognized in the income statement	8,036
Decrease recognized in the income statement	(23,402)
Translation adjustments	(117)
Balance as of December 31, 2023	75,462
Increase recognized in the income statement	1,156
Decrease recognized in the income statement	(9,117)
Translation adjustments	(3,077)
Balance as of December 31, 2024	$64,424
The valuation allowance decreased by $11.0 million in the year ended December 31, 2024 and by $15.5 million in the year ended December 31, 2023. The 2024 decrease includes a net decrease of $8.0 million recognized in the consolidated statements of operations and $3.1 million decrease of exchange rate translation adjustments.
Dole is an Irish holding company that operates a significant number of foreign subsidiaries. As of December 31, 2024, the Company had not recognized a deferred tax liability on approximately $653.9 million of undistributed earnings for certain foreign subsidiaries, because these earnings are intended to be indefinitely reinvested. If such earnings were distributed, some countries may impose additional taxes. The unrecognized deferred tax liability (the amount payable if distributed) is approximately $65.1 million. Dole recognizes deferred tax assets on potential foreign tax credits expected to be generated by the repatriation of undistributed earnings only when the repatriation has occurred or is apparent to occur in the foreseeable future.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$48,081
Settlements	(1,047)
Decreases due to lapse of statute of limitations	(35,694)
Translation adjustments	(607)
Balance as of December 31, 2022	10,733
Decreases due to lapse of statute of limitations	(2,952)
Translation adjustments	212
Balance as of December 31, 2023	7,993
Increases due to tax positions taken in the current year	5,488
Decreases due to lapse of statute of limitations	(2,992)
Translation adjustments	(267)
Balance as of December 31, 2024	$10,222
The total of unrecognized tax benefits was $10.2 million and $8.0 million as of December 31, 2024 and December 31, 2023, respectively. If recognized, it is estimated that Dole’s effective tax rate would be affected by additional income tax benefit of $8.9 million and $5.5 million as of December 31, 2024 and December 31, 2023, respectively. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by approximately $3.3 million as a result of the lapse of the statute of limitations. The Company recognizes interest and penalties related to income taxes within income tax expense in the income statement. Dole recognized an expense of $1.6 million for interest and penalties for the year ended December 31, 2024, and a benefit $0.4 million and $4.4 million, for the years ended December 31, 2023 and December 31, 2022, respectively. A liability was recognized for accrued interest and penalties of $5.5 million and $4.0 million as of December 31, 2024 and December 31, 2023, respectively.
The tax years 2021 to 2024 remain subject to examination by taxing authorities in the United States. The tax years 2020 to 2024 remain subject to examination by taxing authorities in the U.K. The tax years 2020 to 2024 remain subject to examination by taxing authorities in Ireland, Costa Rica, Ecuador, Germany and Guatemala. The tax years 2019 to 2024 remain subject to examination by taxing authorities in Sweden and Denmark.

NOTE 10 — DETAILS OF ACCRUED LIABILITIES
Included in accrued liabilities in Dole’s consolidated balances sheets were the following items:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Amounts due to growers	$197,745	$124,928
Employee-related costs and benefits	105,823	97,081
Sales, marketing and advertising	11,480	16,766
Shipping related costs	45,153	28,305
Materials and supplies	12,529	14,627
Accrued interest	3,520	3,415
Deferred income	2,166	2,375
Accrued capital expenditures	2,711	1,465
Professional services	7,371	8,551
Accrued rent	1,690	1,301
Hedging liability	2,188	7,004
Recourse liability	3,104	4,282
Miscellaneous other accrued liabilities	41,537	47,327
Total accrued liabilities	$437,017	$357,427
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
Assets held-for-sale
As of December 31, 2024 and December 31, 2023, assets held for sale were $1.4 million and $1.8 million, respectively, of property, plant and equipment. There were no liabilities held for sale as of December 31, 2024 and December 31, 2023. During the year ended December 31, 2024, Dole approved and committed to selling equipment in Chile in the Diversified Fresh Produce – Americas & ROW reportable segment and Spain in the Diversified Fresh Produce – EMEA reportable segment, with total net book values of $0.6 million and $0.1 million, respectively. During the year ended December 31, 2023, Dole approved and committed to sell two vessels and a number of properties in Latin America in the Fresh Fruit reportable segment, two properties in the U.S. in the Diversified Fresh Produce – Americas & ROW reportable segment, one property in Ireland in the Diversified Fresh Produce – EMEA reportable segment and certain assets in the U.S. that are excluded from the Vegetables exit process. As a result, assets with total net book values of $1.1 million, $3.2 million, $0.2 million and $6.9 million, respectively, were transferred to assets held for sale.
In the year ended December 31, 2024, Dole sold assets in the Diversified Fresh Produce – EMEA reportable segment and Diversified Fresh Produce – Americas & ROW reportable segment, with a total net book value of $1.1 million, at a gain of $0.1 million. In the year ended December 31, 2023, Dole sold the two vessels and properties in Latin in the Fresh Fruit reportable segment, three properties in the U.S. in the Diversified Fresh Produce – Americas & ROW reportable segment and the assets in the U.S. that are excluded from the Vegetables exit process, with a total net book value of $10.0 million, at a total gain of $20.8 million. In the year ended December 31, 2022, Dole sold two buildings in Europe in the Diversified Fresh Produce – EMEA reportable segment, with a total net book value of $2.8 million, at a total gain of $7.8 million.

A rollforward of assets held-for-sale for the years ended December 31, 2024 and December 31, 2023 in the consolidated balance sheets was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$645
Additions	11,315
Other	(150)
Sales	(9,978)
Balance as of December 31, 2023	1,832
Additions	671
Sales	(1,069)
Other	(15)
Balance as of December 31, 2024	$1,419
Actively marketed property
As of December 31, 2024 and December 31, 2023, actively marketed property was $45.8 million and $13.8 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit reportable segment with total reclassifications from land into actively marketed property of $32.0 million in the year ended December 31, 2024. In the year ended December 31, 2024, no actively marketed property was sold. In the years ended December 31, 2023 and December 31, 2022, Dole sold actively marketed Hawaii land, with net book values of $17.2 million and $20.7 million, respectively, at total gains of $31.7 million and $2.5 million, respectively.
A rollforward of actively marketed property for the years ended December 31, 2024 and December 31, 2023 in the consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$31,007
Land sales	(17,226)
Balance as of December 31, 2023	13,781
Land additions from property, plant and equipment	31,997
Balance as of December 31, 2024	$45,778
NOTE 12 — PROPERTY, PLANT AND EQUIPMENT
Major classes of property, plant and equipment were as follows:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Land and land improvements	$515,622	$548,847
Buildings and leasehold improvements	305,814	300,258
Machinery and equipment	334,849	328,006
Computer software	76,697	76,997
Vessels and containers	206,174	195,218
Machinery and equipment and vessel containers under finance leases	100,116	47,209
Construction in progress	41,679	50,474
Property, plant and equipment, gross	1,580,951	1,547,009
Accumulated depreciation	(498,895)	(444,775)
Property, plant and equipment, net	$1,082,056	$1,102,234

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years

Land improvements	1 to 30
Buildings and leasehold improvements*	2 to 50
Machinery and equipment	1 to 25
Computer software	2 to 10
Vessels and containers	1 to 30
Machinery and equipment and vessel containers under finance leases	Shorter of lease term or useful life
*Leasehold improvements are depreciated using the shorter of the useful life or life of the lease.
Depreciation expense on property, plant and equipment totaled $91.3 million, $94.0 million and $98.7 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively, excluding pineapple bearer plants. During the year ended December 31, 2022, Dole incurred an incremental depreciation $41.1 million, related to pineapple bearer plants that were brought to fair value in conjunction with acquisitions, that was recognized in cost of sales in the consolidated statements of operations. Interest expense capitalized into property, plant and equipment was not material for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.
NOTE 13 — GOODWILL AND INTANGIBLE ASSETS
The gross balance of goodwill was $477.4 million, with accumulated impairment losses of $47.8 million, as of December 31, 2024 and $525.2 million, with accumulated impairment losses of $11.9 million, as of December 31, 2023.
A rollforward of goodwill by reportable segment for the years ended December 31, 2024 and December 31, 2023, was as follows:

	Fresh Fruit	Diversified Fresh Produce - EMEA	Diversified Fresh Produce - Americas & ROW	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2022	$273,275	$135,625	$88,553	$497,453
Additions	—	9,926	—	9,926
Foreign currency and other	—	5,725	208	5,933
Balance as of December 31, 2023	273,275	151,276	88,761	513,312
Acquisitions	—	662	—	662
Disposals	—	—	(35,956)	(35,956)
Impairment charge	—	—	(36,684)	(36,684)
Foreign exchange impact	—	(11,030)	(714)	(11,744)
Balance as of December 31, 2024	$273,275	$140,908	$15,407	$429,590

See Note 4 “Acquisitions and Divestitures” for additional detail on the Progressive Transaction.
Details of Dole’s intangible assets as of December 31, 2024 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,051	—	4,051
Supplier relationships	23,682	(20,172)	3,510
Customer relationships	109,775	(93,219)	16,556
Other	6,686	(5,565)	1,121
	$450,474	$(118,956)	$331,518

Details of Dole’s intangible assets as of December 31, 2023 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(U.S. Dollars in thousands)
DOLE brand	$306,280	$—	$306,280
Water rights	4,068	—	4,068
Supplier relationships	28,485	(22,315)	6,170
Customer relationships	129,673	(103,118)	26,555
Other	13,426	(8,987)	4,439
	$481,932	$(134,420)	$347,512
A rollforward of intangible assets, excluding goodwill, for the years ended December 31, 2024 and December 31, 2023 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$357,270
Additions	20
Amortization	(10,198)
Foreign exchange impact and other	420
Balance as of December 31, 2023	347,512
Additions	414
Disposals	(8,047)
Amortization	(7,556)
Foreign exchange impact and other	(805)
Balance as of December 31, 2024	$331,518
Amortization expense for definite-lived intangible assets was $7.6 million, $10.2 million and $10.9 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.
As of December 31, 2024, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years was as follows:

Amount
(U.S. Dollars in thousands)
2025	$5,919
2026	5,401
2027	4,120
2028	3,883
2029	1,505
Thereafter	359
Total	$21,187

Dole evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. On February 27, 2024, Dole entered into a definitive agreement with PTF Holdings to which Dole agreed to sell its 65.0% stake in the Progressive Produce business to PTF Holdings for gross proceeds of $120.3 million in cash. On March 13, 2024, Dole completed the Progressive Transaction, and the Company concluded that the Progressive Transaction was a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit. As a result of the sale, $36.0 million of goodwill was allocated to the Progressive Produce business and was included within the carrying amount of the net assets sold. To determine the fair value of the remaining Diversified Fresh Produce – Americas & ROW reporting unit as of March 31, 2024, the Company utilized the income approach to estimate the reporting unit’s projected long-term performance. Level 3 inputs were utilized within the quantitative analysis. Based on the results of the analysis, the Company recorded a goodwill impairment charge of $36.7 million in March 2024.

During fiscal year 2024, the Company performed a quantitative assessment of goodwill and the DOLE brand indefinite-lived intangible asset in conjunction with the annual impairment assessment. As of the October 1, 2024 testing date, two of Dole’s reporting units with allocated goodwill was considered at risk of future impairment. The fair value of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were approximately 10% and 8% above their carrying amounts, respectively. The fair value of the Diversified Fresh Produce – EMEA reporting unit and the DOLE brand were sufficiently above their carrying amounts. Unfavorable changes to key assumptions, market conditions, and macroeconomic circumstances could result in future impairment. There was no impairment of goodwill or intangible assets recorded for the years ended December 31, 2023 and December 31, 2022.

NOTE 14 — DEBT
Short-term borrowings, bank overdrafts and long-term debt consisted of the following:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Revolving Credit Facility	$18,999	$89,750
Term Loan A and Term Loan B	703,700	810,975
Vessel financing loans	60,068	74,774
Other long-term financing arrangements	64,201	34,895
Other revolving credit facilities, at a weighted average interest rate of 5.6% as of December 31, 2024 (6.5% as of December 31, 2023)	34,717	38,770
Bank overdrafts	11,443	11,488
Finance lease obligations, at a weighted average interest rate of 5.5% as of December 31, 2024 (4.2% as of December 31, 2023)	74,018	33,184
Total debt, gross	967,146	1,093,836
Unamortized debt discounts and debt issuance costs	(9,531)	(14,395)
Total debt, net	957,615	1,079,441
Current maturities, net of unamortized debt discounts and debt issuance costs	(80,097)	(222,940)
Bank overdrafts	(11,443)	(11,488)
Long-term debt, net	$866,075	$845,013
Term Loan and Revolving Credit Facility
Under the terms of the Credit Agreement entered into on March 26, 2021 (as amended from time to time), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”) which provided for borrowings of $300.0 million and $540.0 million, respectively.

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

On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan A and Term Loan B facilities with proceeds from the sale of the Progressive Produce business. As a result of this voluntary repayment, principal payments under Term Loan A are no longer due quarterly, and the remaining principal balance is due on the maturity date of August 3, 2026.
Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028. Under the terms of the Credit Agreement, the Company may be required to use a portion of the proceeds from the Vegetables exit process to make a prepayment on Term Loan A and Term Loan B. As of December 31, 2024, it is estimated that there will be no minimum prepayment associated with the Vegetables exit process. As the terms of alternative transactions develop, the estimated minimum prepayment may change. The Revolving Credit Facility has an expiration date of August 3, 2026.
As of December 31, 2024, amounts outstanding under Term Loan A and Term Loan B were $703.7 million, in the aggregate, and borrowings under the Revolving Credit Facility were $19.0 million. After taking into account $5.8 million of related outstanding letters of credit, Dole had $575.2 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2024. As of December 31, 2023, amounts outstanding under Term Loan A and Term Loan B were $811.0 million, in the aggregate, and borrowings under the Revolving Credit Facility were $89.8 million. After taking into account $5.9 million of related outstanding letters of credit, Dole had $504.3 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2023.
Borrowings under the Credit Agreement are secured by substantially all of the Company’s material U.S. assets of wholly owned subsidiaries, certain European assets and by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe.
Vessel Financing Loans
On December 11, 2015, Dole entered into three secured loan agreements (“first vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of three new vessels. The first vessel facility consists of three tranches, each tied to a specific vessel, which allowed the Company to borrow up to 70%, or $37.0 million, of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments. The first vessel facility bears interest at a rate per annum equal to SOFR plus a spread adjustment that varies from 0.11% to 0.72%, depending on the tenor of the borrowing, plus 2.00% to 3.25% and will mature on May 18, 2028. As of December 31, 2024 and December 31, 2023, Dole’s borrowings under the first vessel facility were $30.1 million and $39.3 million, respectively.
On October 30, 2020, Dole entered into two additional secured loan agreements (“second vessel facility”) of $49.1 million, in the aggregate, to finance a portion of the acquisition costs of two new vessels, which were delivered in 2021. Each agreement was tied to a specific vessel which allowed Dole to borrow 60%, or $24.5 million, of the contract cost of each vessel, collateralized by the completed vessel. On January 14, 2021 and April 7, 2021, the first and second loans were funded for $24.5 million each and mature on January 14, 2030 and April 7, 2030, respectively. The second vessel facility bears interest at a rate per annum equal to SOFR plus a spread adjustment of 0.10%, plus 3.25% and principal and interest payments are due semi-annually in arrears for 18 consecutive installments. As of December 31, 2024 and December 31, 2023, Dole’s borrowings under the second vessel facility were $30.0 million and $35.5 million, respectively.

Other Financing Arrangements
Dole’s other financing arrangements consist of a number of loan agreements entered into to finance other capital expenditures and working capital requirements.
On October 7, 2024, certain subsidiaries located in Honduras entered into an unsecured financing arrangement of $38.5 million in the aggregate. The arrangement provide for 10 year loans with principle and interest payments due monthly in arrears. The facilities bear interest at a fixed rate per annum equal to 8.90% for the first year, and a variable rate of SOFR plus 3.50% thereafter, with a floor rate of 8.00% per annum. The arrangements will mature on September 30, 2034. As of December 31, 2024, borrowings under the facility were $37.9 million.
As of December 31, 2024 and December 31, 2023, the Company had $12.9 million and $17.9 million, respectively, in other financing arrangements outstanding related to secured long-term asset financing arrangements for farms in Chile and Costa Rica. The agreements provide for 10-year loans and are collateralized by the purchased farms and their related assets. The Chile farm loans, maturing in June 2026, bears interest at a rate per annum equal to SOFR plus 2.39%. Principal and interest payments are due semi-annually in arrears. The Costa Rica farm agreements consists of two financing arrangements.The first agreement, maturing in July 2026, bears interest at a rate per annum equal to SOFR plus 5.00%, adjustable annually, with a floor rate of 5.50% per annum. Interest and principal payments are due monthly in arrears. The second agreement, includes principal payments of $10.1 million that was paid in July of 2022 and $3.1 million due in July of 2031, with a single payment of $0.4 million for interest which was paid in July of 2022.
As of December 31, 2024 and December 31, 2023, the Company had $13.4 million and $17.0 million, respectively, of remaining other financing arrangements, none of which are individually significant.
Other Credit Facilities
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries had other lines of credit and bank overdraft facilities at various local banks of $277.3 million at various local banks, of which $228.5 million was available for use as of December 31, 2024. As of December 31, 2023, there were lines of credit of $269.6 million, of which $217.2 million was available for use. These lines are primarily used to fund seasonal working capital requirements, short-term borrowings and bank guarantees. They consist of both secured and unsecured facilities, committed and uncommitted, and some are guaranteed by the Company and certain subsidiaries. The majority of Dole’s other lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand. As of December 31, 2024 and December 31, 2023, total bank overdrafts were $11.4 million and $11.5 million, respectively, and other amounts outstanding under these lines were $46.2 million and $38.8 million, respectively.
Finance Lease Obligations
As of December 31, 2024 and December 31, 2023, Dole’s finance lease obligations of $74.0 million and $33.2 million, respectively, primarily relate to vessels, machinery and equipment and containers, which continue through 2033.
During the year ended December 31, 2024, the Company entered into two finance lease arrangements totaling $41.1 million for investments in two vessels that the Company had previously chartered and purchased in February of 2025. See Note 25 “Subsequent Events” for additional detail.
Covenants and Restrictions
Provisions under the credit facilities include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends.
The credit facilities require Dole to maintain compliance with a maximum leverage ratio, which was initially set at 4.50 to 1.00 beginning December 31, 2021, with step-downs to (i) 4.25 to 1.00 for fiscal year 2022 and (ii) 4.00 to 1.00 for each fiscal year thereafter. As of December 31, 2024, Dole was in compliance with all applicable covenants.

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
The amortization expense related to Dole’s deferred debt discounts and     issuance costs is recorded as interest expense in the consolidated statements of operations. For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, amortization expense related to deferred debt discounts and issuance costs was $6.1 million, $5.8 million and $6.0 million, respectively. For the year ended December 31, 2024, there were incremental debt extinguishment costs of $1.6 million related to the voluntary repayment of $100.0 million.
Maturities of Current and Long-Term Debt
Stated maturities with respect to current and long-term debt, excluding finance lease obligations, as of December 31, 2024 were as follows:

Amount
(U.S. Dollars in thousands)
2025	$49,029
2026	323,103
2027	27,633
2028	455,444
2029	12,819
Thereafter	25,100
Total	$893,128
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
Dole’s SERP is a non-qualified benefit and executive compensation plan, and Dole’s ESP plan is a non-qualified deferred compensation plan. Both are funded through investments in Rabbi Trusts. See Note 18 “Fair Value Measurements” for additional detail on the measurement of these assets. Following a change of control event, Dole is obligated, under the provisions of the respective trust agreements, to contribute an amount sufficient to meet the ESP obligation for benefits earned through the change in control year and the ongoing value of the projected benefit obligation of the SERP. The assets held in the Rabbi Trusts are subject to the claims of Dole’s general unsecured creditors and are not included in plan assets. As of December 31, 2024, $6.0 million of the assets was classified as short-term and included in short-term investments in the consolidated balance sheets, and $14.6 million was classified as long-term and included in long-term investments in the consolidated balance sheets. As of December 31, 2023, $5.9 million was classified as short-term and $16.0 million was classified as long-term.

Obligations and Funded Status
The funded status of Dole’s defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Change in projected benefit obligation:	(U.S. Dollars in thousands)
Benefit obligation at beginning of the year	$175,722	$181,835	$239,667	$228,147	$13,251	$13,144
Service cost	205	214	5,627	5,799	—	1
Interest cost	8,395	8,923	11,773	11,730	714	693
Net actuarial loss (gain)	3,338	4,802	(1,856)	8,482	1,944	2,146
Curtailments, settlements and terminations, net	—	—	(6,148)	(10,033)	—	—
Employee contributions	—	—	117	182	—	—
Benefits paid	(18,994)	(20,052)	(12,066)	(10,891)	(2,920)	(2,733)
Foreign exchange impact and other	—	—	(7,067)	6,251	—	—
Benefit obligation at end of the year	$168,666	$175,722	$230,047	$239,667	$12,989	$13,251
Change in plan assets:
Fair value of plan assets at beginning of the year	$149,246	$154,206	$157,168	$147,925	$—	$—
Actual return on plan assets	9,612	12,311	(668)	9,722	—	—
Company contributions	3,999	2,781	13,317	15,725	2,920	2,733
Employee contributions	—	—	117	182	—	—
Benefits paid	(18,995)	(20,052)	(12,066)	(10,891)	(2,920)	(2,733)
Curtailments, settlements and terminations, net	—	—	(6,148)	(11,998)	—	—
Foreign exchange impact and other	—	—	(6,435)	6,503	—	—
Fair value of plan assets at end of the year	$143,862	$149,246	$145,285	$157,168	$—	$—
Funded status	$(24,804)	$(26,476)	$(84,762)	$(82,499)	$(12,989)	$(13,251)
Amounts recognized in the consolidated balance sheets:
Other assets	$—	$—	$25,806	$16,033	$—	$—
Pension and postretirement benefits	(2,081)	(2,189)	(14,223)	(12,244)	(2,187)	(2,137)
Pension and postretirement benefits, less current portion	(22,723)	(24,287)	(96,345)	(86,288)	(10,802)	(11,114)
	$(24,804)	$(26,476)	$(84,762)	$(82,499)	$(12,989)	$(13,251)
Amounts included within accumulated other comprehensive loss (income), before tax, were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

	(U.S. Dollars in thousands)
Net actuarial loss (gain)	$30,420	$24,638	$18,341	$29,139	$20,424	$15,180	$2,804	$924	$(1,531)
Prior service benefit	—	—	—	(5,725)	(5,474)	(6,285)	—	—	—
Total	$30,420	$24,638	$18,341	$23,414	$14,950	$8,895	$2,804	$924	$(1,531)
The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Projected benefit obligation	$279,260	$274,467
Accumulated benefit obligation	257,869	257,434
Fair value of plan assets	143,863	149,246

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets of plans with projected benefit obligations in excess of plan assets were as follows:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Projected benefit obligation	$292,249	$287,718
Accumulated benefit obligation	257,869	257,434
Fair value of plan assets	143,863	149,246
Components of Net Periodic Benefit Cost (Income) and Other Changes Recognized in Other Comprehensive Loss (Income)
The components of net periodic benefit cost (income) and other changes recognized in other comprehensive loss (income) for Dole’s U.S. and international pension plans and OPRB plans were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

	(U.S. Dollars in thousands)
Components of net periodic benefit cost (income):
Service cost	$205	$214	$256	$5,627	$5,799	$4,465	$—	$1	$3
Interest cost	8,395	8,923	4,943	11,773	11,730	8,219	714	693	443
Expected return on plan assets	(11,991)	(13,226)	(11,274)	(8,275)	(8,369)	(6,814)	—	—	—
Amortization of:
Net (gain) loss	(65)	(580)	—	(1,339)	(2,151)	2,166	64	(309)	—
Prior service benefit	—	—	—	(638)	(639)	(618)	—	—	—
Curtailments, settlements and terminations, net	—	—	1,106	934	5,649	220	—	—	—
Other	—	—	—	—	—	36	—	—	—
Net periodic cost (income)	$(3,456)	$(4,669)	$(4,969)	$8,082	$12,019	$7,674	$778	$385	$446

Other changes recognized in other comprehensive loss (income):
Net loss (gain)	$5,717	$5,717	$7,330	$6,156	$3,394	$(33,264)	$1,944	$2,146	$(1,697)
Prior service expense (benefit)	—	—	—	—	—	1,339	—	—	—
Amortization of:
Net gain (loss)	65	580	—	1,339	2,151	(2,166)	(64)	309	—
Prior service benefit	—	—	—	638	639	618	—	—	—
Foreign exchange impact and other	—	—	—	331	(129)	34	—	—	—
Income tax (benefit) expense	(1,634)	(1,574)	(1,781)	(2,434)	(1,307)	6,226	(459)	(622)	402
Total recognized in other comprehensive loss (income)	$4,148	$4,723	$5,549	$6,030	$4,748	$(27,213)	$1,421	$1,833	$(1,295)
Total recognized in net periodic benefit cost and other comprehensive loss (income), net of income taxes	$692	$54	$580	$14,112	$16,767	$(19,539)	$2,199	$2,218	$(849)
The Company classifies the non-service components of net periodic pension benefit cost within other income, net, in the consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss (gain) and prior service benefit, curtailment or settlement costs and other items.

Assumptions
Weighted average assumptions used to determine benefit obligations were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2023

Discount rate	5.14%	5.10%	5.66%	5.06%	6.03%	5.88%
Rate of compensation increase	3.00%	3.00%	3.37%	3.17%	—	—
Rate of increase in pensions	—	—	2.00%	2.17%	—	—
Weighted average assumptions used to determine net periodic benefit cost were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Discount rate	5.10%	5.31%	2.62%	5.06%	5.26%	2.61%	5.88%	5.79%	3.18%
Rate of compensation increase	3.00%	3.00%	3.00%	3.17%	3.03%	1.98%	—	—	—
Rate of increase in pensions	—	—	—	2.15%	2.07%	1.90%	—	—	—
Rate of return on plan assets	6.70%	6.80%	5.10%	4.38%	4.36%	3.36%	—	—	3.36%
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
The accumulated pension benefit obligation for Dole’s OPRB plan was determined using the following assumed annual rate of increase in the per capita cost of covered health care benefits:

	2024	2023
Health care costs trend rate assumed for next year	7.23%	6.69%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2035	2033
Plan Assets
The following is the target asset mix for Dole’s pension plans, which management believes provides the optimal trade-off of diversification and long-term asset growth:

Target Allocation
Fixed income securities	44%
Equity securities	17%
Other	39%
Total	100%

Dole’s pension plan weighted average asset allocation by asset category was as follows:1

	Year Ended
	December 31, 2024	December 31, 2023
Fixed income securities	43%	42%
Equity securities	17%	18%
Other	40%	40%
Total	100%	100%
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

Fair Value of Retirement Plan Assets
Dole estimates the fair value of its retirement plan assets based on current quoted market prices. In instances where quoted market prices are not readily available, the fair value of the investments is estimated by the trustee. In obtaining such data from the trustee, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. For Level 2 investments, the fair values are determined using observable prices that are based on inputs not quoted on active markets but corroborated by market data. There were no identified Level 3 investments as of December 31, 2024 and December 31, 2023.
The carrying value and estimated fair values of Dole’s retirement plan assets are summarized below:

	Fair Value Measurements as of December 31, 2024 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(U.S. Dollars in thousands)
Cash and cash equivalents	$10,518	$—	$—	$10,518
Fixed-income securities	25,213	100,188	—	125,401
Insurance contracts	—	29,834	—	29,834
Equity securities	29,271	15,673	—	44,944
Other	955	12,940	—	13,895
Investments measured at fair value	65,957	158,635	—	224,592
Investments measured at net asset value				64,555
Total plan assets at fair value	$65,957	$158,635	$—	$289,147

	Fair Value Measurements as of December 31, 2023 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(U.S. Dollars in thousands)
Cash and cash equivalents	$7,404	$—	$—	$7,404
Fixed-income securities	23,790	111,281	—	135,071
Insurance contracts	—	34,288	—	34,288
Equity securities	34,127	17,886	—	52,013
Other	2,071	5,493	—	7,564
Investments measured at fair value	67,392	168,948	—	236,340
Investments measured at net asset value				70,074
Total plan assets at fair value	$67,392	$168,948	$—	$306,414
Plan Contributions and Estimated Future Benefit Payments
During the year ended December 31, 2024, Dole contributed $1.8 million to its qualified U.S. pension plan. These contributions were made to comply with minimum funding requirements under the Internal Revenue Code without regard to interest rate stabilization. Future contributions to the U.S. pension plan in excess of the minimum funding requirement are voluntary and may change depending on Dole’s operating performance or at management’s discretion. Contributions and benefits paid directly by Dole related to its other U.S. and international pension and OPRB plans totaled $17.2 million during the year ended December 31, 2024.
Dole expects to make $2.2 million of contributions and $18.4 million of direct benefit payments related to its pension and OPRB plans in fiscal year 2025.
The following table presents estimated future benefit payments:

	U.S. Pension Plans	International Pension Plans	OPRB Plans

	(U.S. Dollars in thousands)
2025	$19,391	$20,240	$2,187
2026	18,468	15,247	2,019
2027	17,616	15,835	1,700
2028	16,745	15,814	1,435
2029	15,861	17,931	1,358
Thereafter	65,527	82,268	4,912
Total	$153,608	$167,335	$13,611
Defined Contribution Plans and Other Arrangements
Dole offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation in accordance with plan guidelines. Some of these plans provide for a company match that is subject to a maximum contribution as defined by the plan. Dole’s contributions to its defined contribution plans totaled $19.0 million, $23.4 million and $21.4 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Dole is also party to industry-wide collective bargaining agreements that provide pension benefits. Total contributions to multi-employer defined benefit plans for eligible participants were not material for the years ended December 31, 2024, December 31, 2023, and December 31, 2022.
Dole has collective bargaining agreements with various unions covering approximately 29.7% of Dole’s workforce. Of these unionized employees, 31.7% are covered under a collective bargaining agreement that will expire within one year, and the remaining 68.3% are covered under collective bargaining agreements expiring beyond the upcoming year. These agreements are subject to periodic negotiation and renewal. Failure to renew any of these collective bargaining agreements may result in a strike or work stoppage; however, management does not expect that the outcome of these negotiations and renewals will have a material adverse impact on Dole’s financial condition or results of operations.
NOTE 16 — LEASES
Lease Position
The following tables present the lease-related assets and liabilities recorded in the consolidated balance sheets:

	Lease-related assets as of December 31, 2024		Lease-related assets as of December 31, 2023
	Operating lease right-of-use assets	Property, plant & equipment, net	Operating lease right-of-use assets	Property, plant & equipment, net

	(U.S. Dollars in thousands)
Operating leases	$337,468	$—	$340,458	$—
Finance leases	—	76,257	—	31,618
	$337,468	$76,257	$340,458	$31,618

	Lease-related liabilities as of December 31, 2024
	Current maturities of operating leases	Operating leases, less current maturities	Current portion of long-term debt, net	Long-term debt, net

	(U.S. Dollars in thousands)
Operating leases	$62,896	$280,836	$—	$—
Finance leases	—	—	45,229	28,789
	$62,896	$280,836	$45,229	$28,789

	Lease-related liabilities as of December 31, 2023
	Current maturities of operating leases	Operating leases, less current maturities	Current portion of long-term debt, net	Long-term debt, net

	(U.S. Dollars in thousands)
Operating leases	$63,653	$287,991	$—	$—
Finance leases	—	—	7,573	25,611
	$63,653	$287,991	$7,573	$25,611
Lease Terms and Discount Rates
The weighted-average remaining lease term and discount rate for the Company’s lease profile as of December 31, 2024 and December 31, 2023 was as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years):
Operating leases	6.9	8.0
Finance leases	7.8	5.8

	December 31, 2024	December 31, 2023
Weighted-average discount rate (%):
Operating leases	5.5%	5.2%
Finance leases	5.5%	4.2%
Lease Costs
The following table presents certain information related to lease costs for finance and operating leases for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Finance lease costs:	(U.S. Dollars in thousands)
Depreciation of lease assets	$9,096	$6,852	$9,740
Interest on lease liabilities	2,560	1,188	1,223
Operating lease costs	59,311	61,872	65,487
Short-term lease costs	28,477	21,420	14,219
Variable lease costs	8,480	12,320	17,631
Sublease income	(134)	(346)	(684)
Total lease costs	$107,790	$103,306	$107,616
Supplementary Cash Flow Data
The following represents the disaggregation of certain cash flow supplementary data by finance and operating lease classifications:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Cash paid for amounts included in the measurement of lease liabilities:	(U.S. Dollars in thousands)
Operating cash flows from finance leases	$2,560	$1,188	$1,223
Operating cash flows from operating leases	64,022	63,844	66,684
Financing cash flows from finance leases	13,648	7,393	8,183

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Right-of-use assets obtained in exchange for finance lease liabilities	$53,296	$9,045	$776
Right-of-use assets obtained in exchange for operating lease liabilities	83,434	86,907	91,063

The following table reconciles the undiscounted cash flows for each of the first five years and total remaining years to the finance and operating lease liabilities recorded on the balance sheet as of December 31, 2024:

	Finance Leases	Operating Leases

	(U.S. Dollars in thousands)
2025	$46,841	$81,033
2026	7,301	71,168
2027	7,256	63,687
2028	7,337	45,362
2029	4,676	37,926
Thereafter	6,106	121,023
Total lease payments	79,517	420,199
Less: present value discount	(5,499)	(76,467)
	$74,018	$343,732
Related Party Lease Transactions
In the ordinary course of business, Dole enters into a number of lease agreements with related parties. During the periods presented, Dole, as a lessee, had the following lease liability balances with related parties:

	Lease-related Liabilities with Related Parties as of December 31, 2024		Lease-related Liabilities with Related Parties as of December 31, 2023
	Current maturities of operating leases	Operating leases, less current maturities	Current maturities of operating leases	Operating leases, less current maturities

	(U.S. Dollars in thousands)
Operating leases	$3,346	$13,916	$4,179	$18,136
Finance leases	—	—	895	—
	$3,346	$13,916	$5,074	$18,136
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
Lessor Accounting
The company leases various types of owned properties to external parties, mainly through operating lease agreements. Leasing assets to external parties is not significant to Dole’s operations. Rental income recognized on agreements where Dole acted as the lessor was as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Rental income:	(U.S. Dollars in thousands)
Other income, net	$8,011	$8,633	$11,005
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
The interest rate swaps pay a fixed rate of interest at rates between 0.77% and 3.31%, with the receiving rates variable based on SOFR, which was 4.33% as of December 31, 2024. All interest rate swap arrangements are classified within the consolidated balance sheets based on ultimate maturity date of the arrangement.
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
Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of December 31, 2024:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States dollar	$35.2 million
Euro	€299.8 million
British pound sterling	£10.2 million
Swedish krona	SEK106.8 million
Chilean peso	CLP$19.7 billion
Interest rate swap contract	$695.0 million

Quantitative Disclosures
Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of December 31, 2024
	Other Receivables	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$6,416	$—	$(840)
Non-designated cash flow hedges	422	—	(263)
Fair value hedges	715	—	(1,078)
Bunker fuel hedges	—	—	(7)
Interest rate swap contracts	278	24,036	—
	$7,831	$24,036	$(2,188)

	Fair Value Measurements as of December 31, 2023
	Other Receivables, net	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$1,141	$—	$(5,543)
Non-designated cash flow hedges	140	—	(346)
Fair value hedges	607	—	(986)
Bunker fuel hedges	—	—	(129)
Interest rate swap contracts	7,305	29,868	—
	$9,193	$29,868	$(7,004)
Refer to Note 18 “Fair Value Measurements” for the presentation of fair value instruments within the consolidated balance sheets, which includes derivative financial instruments.
The following tables represent Dole’s pre-tax realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended December 31, 2024
	Net unrealized movements in Accumulated Other Comprehensive Loss	Cost of Sales	Other income, net

Realized gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$3,193	$—
Non-designated cash flow hedges	—	(642)	—
Fair value hedges	—	1,124	(116)
Bunker fuel hedges	—	—	—
Total net realized gains (losses)	$—	$3,675	$(116)
Unrealized gains (losses):
Cash flow hedges	$10,004	$—	$—
Non-designated cash flow hedges	—	177	—
Fair values hedges	—	1,704	(1,471)
Bunker fuel hedges	—	(7)	—
Interest rate swap contracts	(12,859)	—	—
Total net unrealized (losses) gains	$(2,855)	$1,874	$(1,471)

	Year Ended December 31, 2023
	Net unrealized movements in Accumulated Other Comprehensive Loss	Cost of Sales	Other income, net

Realized (losses) gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$(8,461)	$—
Non-designated cash flow hedges	—	1,285	—
Fair value hedges	—	—	639
Bunker fuel hedges	—	(1,020)	—
Total net realized (losses) gains	$—	$(8,196)	$639
Unrealized gains (losses):
Cash flow hedges	$790	$—	$—
Non-designated cash flow hedges	—	(440)	—
Fair value hedges	—	—	(843)
Bunker fuel hedges	—	2,875	—
Interest rate swap contracts	(21,931)	—	—
Total net unrealized (losses) gains	$(21,141)	$2,435	$(843)

	Year Ended December 31, 2022
	Net unrealized movements in Accumulated Other Comprehensive Loss	Cost of Sales	Other income, net

Realized gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$22,546	$—
Non-designated cash flow hedges	—	3,341	—
Bunker fuel hedges	—	2,834	—
Total net realized gains	$—	$28,721	$—
Unrealized (losses) gains:
Cash flow hedges	$(6,380)	$—	$—
Non-designated cash flow hedges	—	589	—
Fair value hedges	—	—	469
Bunker fuel hedges	—	(3,437)	—
Interest rate swap contracts	49,002	—	—
Total net unrealized gains (losses)	$42,622	$(2,848)	$469
As of December 31, 2024, the Company expects approximately $19.9 million of deferred net gains from cash flow hedges to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Of the $19.9 million of net deferred gains, $14.3 million relates to deferred gains on interest rate swap contracts and is expected to offset future interest expense on Term Loan A and Term Loan B, and $5.6 million relates to net deferred gains on cash flow hedges and is expected to offset future operational losses on foreign currency exchange rates. Refer to Note 21 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.
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

Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities remeasured at fair value as of December 31, 2024 and December 31, 2023.

		Fair Value Measurements as of December 31, 2024 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$7,553	$—	$7,553
	Accrued liabilities	—	(2,181)	—	(2,181)
Bunker fuel hedges:	Accrued liabilities	—	(7)	—	(7)
Interest rate swap contracts:
	Other receivables, net	—	278	—	278
	Other assets	—	24,036	—	24,036
Rabbi Trust investments:
	Short-term investments	—	—	6,019	6,019
	Long-term investments	—	—	14,630	14,630
Contingent consideration:
	Contingent consideration	—	—	(3,399)	(3,399)
	Contingent consideration, less current portion	—	—	(4,007)	(4,007)
Total		$—	$29,679	$13,243	$42,922

		Fair Value Measurements as of December 31, 2023 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$1,889	$—	$1,889
	Accrued liabilities	—	(6,875)	—	(6,875)
Bunker fuel hedges:	Accrued liabilities	—	(129)	—	(129)
Interest rate swap contracts:
	Other receivables, net	—	7,304	—	7,304
	Other assets	—	29,868	—	29,868
Rabbi Trust investments:
	Short-term investments	—	—	5,899	5,899
	Long-term investments	—	—	15,970	15,970
Contingent consideration:
	Contingent consideration	—	—	(1,788)	(1,788)
	Contingent consideration, less current portion	—	—	(7,327)	(7,327)
Total		$—	$32,057	$12,754	$44,811

The table below sets forth a summary of changes in the fair value of the Level 3 investments, excluding contingent consideration and pension assets, for the years ended December 31, 2024 and December 31, 2023:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$21,865
Net realized and unrealized losses recognized in earnings	1,872
Plan contributions	1,153
Plan distributions	(3,021)
Balance as of December 31, 2023	21,869
Net realized gains and unrealized losses recognized in earnings*	1,219
Plan contributions	262
Plan distributions	(2,701)
Balance as of December 31, 2024	$20,649
*    Net amount comprised realized gains of $1.3 million and unrealized losses of $0.1 million recorded in other income, net, in the consolidated statements of operations.

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
Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of December 31, 2024, securities totaled $20.6 million, of which $6.0 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $14.6 million was classified as long-term and included in long-term investments in the consolidated balance sheets. As of December 31, 2023, securities totaled $21.9 million of which $5.9 million was classified as short-term and $16.0 million was classified as long-term. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.

The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the years ended December 31, 2024 and December 31, 2023:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$(6,813)
Additions	(3,854)
Payments	1,662
Remeasurement gain	91
Foreign exchange impact	(201)
Balance as of December 31, 2023	(9,115)
Additions	(497)
Payments	1,567
Remeasurement gain	152
Foreign exchange impact	487
Balance as of December 31, 2024	$(7,406)
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
The carrying value, net of debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Carrying value, net of unamortized debt issuance costs	$694,362	$796,857
Unamortized debt issuance costs	9,338	14,118
Gross carrying value	$703,700	$810,975

Estimated fair value	$702,820	$809,961
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
NOTE 19 — CONTINGENCIES
Guarantees and Other Contingencies
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, guarantees issued by major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to twenty years, often with an option to renew. As of December 31, 2024 and December 31, 2023, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $55.0 million and $48.6 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain equity method investees. As of December 31, 2024 and December 31, 2023, total guarantees under these arrangements were $4.9 million and $6.4 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Each of the following Irish registered subsidiaries of the Company may avail of the exemption from filing its statutory financial statements for the year ended December 31, 2024 as permitted by Section 357 of the Companies Act 2014. If any of these Irish registered subsidiaries of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of Section 357 (1) (b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended December 31, 2024:

•Dole Management Services Limited
•Finantic Limited
•Total Produce International Holdings Limited
•Dole Ireland Limited
•Uniplumo (Ireland) Limited
•Dole Receivables DAC

Hawaii Spillway
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. On July 5, 2023, Hawaii Senate Bill 833 was signed into law by the Governor of Hawaii, pursuant to which the Office of the Governor will negotiate the acquisition of Dole’s interests in the reservoir and associated irrigation system. Discussions with the State of Hawaii are ongoing. The bill also appropriates funds for the State to repair and maintain the irrigation system and the associated spillway. The Company does not deem a resulting loss from the contingency associated with the costs to modify the spillway to be probable and, thus, has not recognized a liability in the consolidated balance sheets.
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
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaraguan judgments, most of which are pending in Nicaragua and are inactive, and one of which is pending in the Philippines and is currently active. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
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
NOTE 20 — RELATED PARTY TRANSACTIONS
Balmoral International Land Holdings plc (“Balmoral”) is a related party of Dole plc, because the Chair of the Board of Dole plc is also the Chair of the Board of Balmoral. In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, a subsidiary of Dole sub-leased or leased buildings to or from Balmoral, was in receipt of property management services from Balmoral and provided IT management services to Balmoral. For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, total net expenses related to Balmoral were $2.2 million, $1.9 million and $2.0 million, respectively.
Balkan Investment Company (“Balkan”) is a related party of the Company, because it is the beneficial owner of more than 5% of the Company’s Ordinary shares. In the year ended December 31, 2024, a subsidiary of Dole sub-leased a portion of a building and provided other services to Balkan. Total income received for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 were $0.2 million, $0.2 million and $0.1, respectively.
Mr. Murdock is a significant shareholder of Dole plc and former owner of Legacy Dole. Mr. Murdock owns, inter alia, the real estate company, Castle and Cooke, Inc. Net expenses from various companies of Mr. Murdock were $3.7 million, $3.2 million, and $4.3 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 which primarily relate to the lease of equipment.
See Note 22 “Investments in Unconsolidated Affiliates” for details of transactions with equity method investees, Note 16 “Leases” for details of lease-related liabilities with related parties and Note 19 “Contingencies” for details of related party guarantees.
All other transactions with related parties were not material for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, and other outstanding receivables from and payables to related parties were not material as of December 31, 2024 and December 31, 2023.

NOTE 21 — STOCKHOLDERS’ EQUITY
Common Stock
As of December 31, 2024, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of December 31, 2024, there were 95.0 million shares of common stock outstanding and no shares of preferred stock outstanding.
A rollforward of share activity as of December 31, 2024 and December 31, 2023 was as follows:

Amount
(In thousands)
Outstanding shares as of December 31, 2022	94,899
Net shares issued related to stock-based compensation	30
Outstanding shares as of December 31, 2023	94,929
Net shares issued related to stock-based compensation	112
Outstanding shares as of December 31, 2024	95,041
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of RSUs have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of stock options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of December 31, 2024, there were 5.6 million shares available for future grant under the Plan and 1.4 million shares available for future issue under awards granted.
For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, stock-based compensation expense related to the Plan was $8.0 million, $6.1 million and $4.5 million, respectively. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the consolidated statements of operations.
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
In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, additional RSU awards were issued under the Plan that vest over a one to three year-service period, and new RSU awards were issued under the Plan if certain market conditions are met. Stock compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award, calculated using a Monte Carlo simulation approach. These awards vest over a three-year service period, and forfeitures are estimated on the date of grant based on historical forfeiture rates, with stock compensation expense adjusted based on actual forfeitures. The following table summarizes the assumptions used for estimating the fair values of the stock options and RSUs with a market condition upon grant date:

Type of Award	Risk-free interest rate	Expected volatility	Dividend yield

For the year ended December 31, 2024:
RSUs with a market condition	4.4%	30.0%	2.8%
For the year ended December 31, 2023:
RSUs with a market condition	4.0%	35.0%	2.8%
For the year ended December 31, 2022:
Stock options	2.1%	45.0%	2.5%

A rollforward of share-based compensation awards outstanding by number and weighted-average exercise price of stock options or weighted-average grant-date fair value of RSU’s and RSUs with a market condition for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was as follows:

	Stock Options		RSUs		RSUs with a market condition
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average grant date fair value	Number of shares	Weighted-average grant date fair value

	(Number of shares in thousands and weighted-average amounts are U.S. dollars per share)
Outstanding awards as of December 31, 2021	453	$15.72	209	$15.88	—	$—
Granted	—		261	12.88	425	13.70
Vested	—		(40)	12.87	—	—
Forfeited	—		(18)	13.59	(25)	15.33
Outstanding awards as of December 31, 2022	453	$15.72	412	$13.71	400	$13.59
Granted	—		253	12.06	209	16.95
Vested	—		(58)	10.24	—	—
Forfeited	—		(14)	13.52	(49)	11.65
Outstanding awards as of December 31, 2023	453	$15.72	593	$13.35	560	$15.01
Granted	—	—	278	11.66	229	13.19
Vested	—	—	(383)	14.20	—	—
Forfeited and expired	—	—	—	—	(351)	13.85
Outstanding awards as of December 31, 2024	453	$15.72	488	$11.71	438	$14.29
The total unrecognized compensation cost related to the unvested awards as of December 31, 2024 was $6.4 million. The remaining unrecognized compensation cost as of December 31, 2024 will be recognized over a weighted-average period of approximately 1.6 years.
Dividends Declared
The following table summarizes dividends per share declared in the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

Year Ended
December 31, 2024		December 31, 2023		December 31, 2022
Date Declared	Amount	Date Declared	Amount	Date Declared	Amount
	(U.S. Dollars)		(U.S. Dollars)		(U.S. Dollars)
2/28/2024	$0.08	11/15/2023	$0.08	11/16/2022	$0.08
5/14/2024	$0.08	8/16/2023	$0.08	8/22/2022	$0.08
8/13/2024	$0.08	5/17/2023	$0.08	5/24/2022	$0.08
11/13/2024	$0.08	3/6/2023	$0.08	3/14/2022	$0.08
The following table summarizes total dividends declared for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Dividends	$(30,645)	$(30,750)	$(30,582)
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of December 31, 2024, Dole had $750.7 million available to declare or pay a dividend. See Note 25 “Subsequent Events” for further detail on dividends declared after December 31, 2024.

Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$8,631	$(59,822)	$(74,728)	$(125,919)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	70,930	26,183	(38,329)	58,784
Income tax effect of amounts in other comprehensive (loss) attributable to Dole plc before reclassifications	(16,407)	(4,653)	—	(21,060)
Gross amounts reclassified from accumulated other comprehensive loss	(28,522)	1,548	5,445	(21,529)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	5,785	(194)	—	5,591
Net other comprehensive income (loss) attributable to Dole plc	31,786	22,884	(32,884)	21,786
Balance as of December 31, 2022	$40,417	$(36,938)	$(107,612)	$(104,133)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	(557)	(11,161)	20,901	9,183
Income tax effect of amounts in other comprehensive income attributable to Dole plc before reclassifications	42	2,671	—	2,713
Gross amounts reclassified from accumulated other comprehensive loss	(20,669)	(3,679)	(254)	(24,602)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	5,170	878	—	6,048
Net other comprehensive (loss) income attributable to Dole plc	(16,014)	(11,291)	20,647	(6,658)
Balance as of December 31, 2023	$24,403	$(48,229)	$(86,965)	$(110,791)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	27,718	(14,135)	(41,526)	(27,943)
Income tax effect of amounts in other comprehensive income (loss) attributable to Dole plc before reclassifications	(6,768)	3,971	—	(2,797)
Gross amounts reclassified from accumulated other comprehensive loss	(30,573)	(1,978)	—	(32,551)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	7,346	556	—	7,902
Net other comprehensive (loss) attributable to Dole plc	(2,277)	(11,586)	(41,526)	(55,389)
Balance at December 31, 2024	$22,126	$(59,815)	$(128,491)	$(166,180)

The following table includes details about gross (gains) losses reclassified from accumulated other comprehensive loss by component of accumulated other comprehensive loss:

	(Gains) losses reclassified out of Accumulated Other Comprehensive Loss in the year ended
	December 31, 2024	December 31, 2023	December 31, 2022	Affected line item in the Statement of Operations

	(U.S. Dollars in thousands)
Fair value of Derivatives:
Interest rate swap contracts	$(27,380)	$(29,130)	$(5,976)	Interest expense
Cash flow hedges	(3,193)	8,461	(22,546)	Cost of sales
Foreign currency translation	—	(253)	5,445	Other income, net
Pension and other postretirement benefits	(1,978)	(3,679)	1,548	Other income, net
Total (gains) reclassified	$(32,551)	$(24,601)	$(21,529)
NOTE 22 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of December 31, 2024, Dole’s investments in unconsolidated affiliates were $129.3 million, of which $126.2 million represented equity method investments, and $3.1 million represented investments in which Dole does not have significant influence. As of December 31, 2023, Dole’s investments in unconsolidated affiliates were $131.7 million, of which $128.3 million represented equity method investments, and $3.4 million represented investments in which Dole does not have significant influence. There are no significant investees in which Dole holds 20.0% or more of their voting stock that are not accounted for using the equity method of accounting.
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

Investments in Other Unconsolidated affiliates
A rollforward of the carrying amount of Dole’s investments in unconsolidated affiliates as of December 31, 2024 and December 31, 2023 was as follows:

Amount
(U.S. Dollars in thousands)
Carrying amount as of December 31, 2022	$124,234
Share of income after investee tax	14,721
Additions	532
Subsidiary becoming equity method investment	(84)
Disposals	(1,046)
Dividends received from investments	(9,388)
Foreign exchange impact and other	2,735
Carrying amount as of December 31, 2023	131,704
Share of income after investee tax	16,187
Impairment of equity method investments	(7,158)
Additions	1,769
Equity method investment becoming subsidiary	(925)
Disposals	(985)
Dividends received from investments	(7,049)
Foreign exchange impact and other	(4,221)
Carrying amount as of December 31, 2024	$129,322
The Company’s investees recognized investee income tax expense of $4.9 million, $5.8 million and $4.4 million during the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively, related to equity method investments. These amounts are included within equity method earnings in the consolidated statements of operations.
Impairment of equity method investment
For the year ended December 31, 2024, the Company recognized an impairment loss on an investment in North America for $7.2 million. Impairment losses for December 31, 2023, and December 31, 2022 were not material.
Investments in unconsolidated affiliates becoming subsidiaries
For the years ended December 31, 2024, December 31, 2023, and December 31, 2022 step-up acquisitions were not material.
Disposal of equity method investees
During the year ended December 31, 2024, the Company disposed of a 26% investment in a South African company which had a carrying value of $0.5 million as of the disposal date. As a result of the disposal, the Company recognized a loss of $0.5 million.
During the year ended December 31, 2023, the Company disposed of its 50% investment in a U.S company, which had a carrying value of $1.1 million as of the disposal date. As a result of this disposal, the Company recognized a gain of $0.5 million.
During the year ended December 31, 2022, the Company disposed of its 50% investment in a fresh produce company based in India, which had a carrying value of $1.1 million as of the disposal date. As a result of this disposal, the Company recognized a $0.6 million loss.

Summarized Financial Information - Other Investments
Summarized aggregated financial information for all other equity method investments for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and as of December 31, 2024 and December 31, 2023 are as follows in the tables below. Unless stated otherwise, the information reflects the amounts reported in the financial statements of the investment entities rather than the share attributable to the Company.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Summary Statements of Operations:	(U.S. Dollars in thousands)
Revenue, net	$1,977,013	$1,872,916	$1,720,489
Cost of sales	(1,840,701)	(1,743,920)	(1,614,293)
Other activity	(105,718)	(103,921)	(88,759)
Net income	$30,594	$25,075	$17,437
Net income attributable to Dole plc	$16,187	$14,721	$7,270

	December 31, 2024	December 31, 2023

Summary Balance Sheets:	(U.S. Dollars in thousands)
Current assets	$435,733	$398,628
Non-current assets	290,138	315,862
Current liabilities	(338,855)	(295,022)
Non-current liabilities	(118,954)	(148,892)
Noncontrolling interest	(1,945)	(1,616)
Net assets	$266,117	$268,960
Dole plc share of net assets	104,670	100,263
Goodwill	21,504	28,043
Carrying amount of investments	$126,174	$128,306
Transactions with Other Unconsolidated affiliates
The following table presents sales to and purchases from other investments in unconsolidated affiliates for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Sales	$126,396	$127,642	$121,092
Purchases	175,661	166,676	161,841
The following tables presents amounts due from and to investments in unconsolidated affiliates as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$26,053	$25,066
Amounts due from investments in unconsolidated affiliates presented within other receivables	2,374	4,138
Amounts due to investments in unconsolidated affiliates presented within accounts payable	(9,788)	(10,514)
Amounts due from investments in unconsolidated affiliates presented within other assets	8,132	9,220

Reconciliation of Equity Method Earnings
The following table provides a reconciliation of equity method earnings in the consolidated statements of operations for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Share of equity method earnings, net of investee tax	16,187	14,721	7,270
Impairment of equity method investment	(7,158)
Loss on step-up acquisition of equity method investments	(196)	—	—
(Loss) gain on disposal of equity method investments	(525)	470	(544)
Equity method earnings	$8,308	$15,191	$6,726
NOTE 23 — VARIABLE INTEREST ENTITIES
Judgement is used when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the primary beneficiary.
Unconsolidated VIEs
The VIEs in which Dole has variable interests but is not the primary beneficiary are not consolidated and are accounted for using the equity method of accounting.
The Company holds variable interests in a fresh produce business, El Parque, which is considered a VIE in which Dole is not the primary beneficiary. On December 16, 2016, the Company acquired shares in El Parque. As of December 31, 2024, Dole has 50.000% of the series A shares and 49.995% of the series B shares in El Parque, with remaining series A shares held by Inversiones Dona Isidora Limitada (“IDI”) and remaining series B shares held by individual investors. The El Parque Board of Directors comprises four members, two from Dole and two from IDI.
Dole and IDI both have equal management representation on the board and equity participation, as only series A shares have voting rights. Further, all significant activities of El Parque are managed by the unanimous consent of the board. Therefore, Dole does not meet the power criteria required to be considered the primary beneficiary nor holds a controlling financial interest in El Parque.
During the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company did not provide any financial support to or guarantees in respect of debt issued by El Parque. Dole’s maximum exposure to loss represents the amount that would be absorbed by the Company in the event that all assets held in El Parque had no value. As of December 31, 2024 and December 31, 2023, Dole’s maximum exposure to loss in El Parque was equivalent to the carrying value of its investment in the entity of $11.8 million and $11.4 million, respectively.
Consolidated VIEs
Dole consolidates the results of one VIE, EurobananCanarias S.A. (“EBC”), a Canary Islands fruit produce business, as Dole holds 50.0% of its shares and is deemed to be the primary beneficiary. Since EBC’s incorporation in 1993, Dole has had an economic interest of 50.0% and a power to appoint its managing director, who influences all decisions related to operations. Dole’s economic interest is not equal to the Company’s voting interest (decision making right for all relevant activities), thus, the conditions of Dole being the primary beneficiary are met, and EBC is consolidated. Dole has not provided any financial or other support to EBC during the periods presented within the consolidated financial statements.

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
The following table presents basic and diluted earnings (loss) per share for each of the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Income from continuing operations	$172,299	$177,527	$168,230
Less: Net income attributable to noncontrolling interests	(17,906)	(31,646)	(25,287)
Income from continuing operations attributable to Dole plc	154,393	145,881	142,943
Loss from discontinued operations, net of income taxes	(28,880)	(21,818)	(56,447)
Net income attributable to Dole plc	$125,513	$124,063	$86,496

Weighted average number of shares outstanding:
Weighted average number of shares – basic	94,967	94,917	94,886
Effect of share awards with a dilutive effect	504	201	28
Weighted average number of shares – diluted	95,471	95,118	94,914

Income (loss) per share:
Basic:
Continuing operations	$1.63	$1.54	$1.51
Discontinued operations	(0.31)	(0.23)	(0.60)
Net income per share attributable to Dole plc	$1.32	$1.31	$0.91
Diluted:
Continuing operations	$1.62	$1.53	$1.51
Discontinued operations	(0.30)	(0.23)	(0.60)
Net income per share attributable to Dole plc	$1.32	$1.30	$0.91
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the year. The calculation of diluted earnings (loss) per share for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 does not include the effect of certain awards, because to do so would be antidilutive.
NOTE 25 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through March 11, 2025, the date that Dole’s consolidated financial statements were issued.
On January 3, 2025, Dole paid a cash dividend of $0.08 per share, totaling $7.6 million, to shareholders for the third quarter dividend declared on November 12, 2024. On February 25, 2025, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2024 of $0.08 per share, payable on April 3, 2025, to shareholders of record on March 20, 2025.
In February of 2025, Dole exercised the purchase option on two vessels that had been accounted for as $41.1 million of finance leases as of December 31, 2024. Total cash paid was $36.0 million, in the aggregate.